                                                    REGISTRATION NO. 33-

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 10549

                                --------------

                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------

                          ALLIANCE GAMING CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                --------------


          NEVADA                     7993                    88-0104066
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)  IDENTIFICATION NUMBER)
     INCORPORATION OR
      ORGANIZATION)

           4380 BOULDER HIGHWAY                   JOHN W. ALDERFER
           LAS VEGAS, NEVADA                   CHIEF FINANCIAL OFFICER
            (702) 435-4200                      4380 BOULDER HIGHWAY
   (ADDRESS, INCLUDING ZIP CODE, AND           LAS VEGAS, NEVADA 89121
      TELEPHONE NUMBER, INCLUDING                  (702) 435-4200
 AREA CODE, OF REGISTRANT'S PRINCIPAL     (ADDRESS, INCLUDING ZIP CODE, AND
          EXECUTIVE OFFICES)               TELEPHONE NUMBER, INCLUDING AREA
                                              CODE, OF AGENT FOR SERVICE)
                                  COPIES TO:
        LAWRENCE LEDERMAN, ESQ.                  GERALD ADLER, ESQ.
    MILBANK, TWEED, HADLEY & MCCLOY     SHEREFF, FRIEDMAN, HOFFMAN & GOODMAN
        1 CHASE MANHATTAN PLAZA             919 THIRD AVENUE, 20TH FLOOR
       NEW YORK, NEW YORK 10005               NEW YORK, NEW YORK 10022
       TELEPHONE (212) 530-5000               TELEPHONE (212) 891-9440

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement is declared effective and the effective time of the merger (the "Merger") of BGII Acquisition Corp. (the "Merger Subsidiary"), a wholly-owned subsidiary of Alliance Gaming Corporation ("Alliance" or the "Registrant"), with and into Bally Gaming International, Inc. ("BGII"), pursuant to the Agreement and Plan of Merger, dated as of October 18, 1995 among Alliance, the Merger Subsidiary and BGII, as amended (the "Merger Agreement"), as described in the enclosed Joint Proxy Statement/Prospectus included as Part I of this Registration Statement.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

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
                                              PROPOSED         PROPOSED
                                              MAXIMUM          MAXIMUM
  TITLE OF EACH CLASS                         OFFERING        AGGREGATE        AMOUNT OF
  OF SECURITIES TO BE       AMOUNT TO        PRICE PER         OFFERING       REGISTRATION
     REGISTERED(1)        BE REGISTERED         UNIT           PRICE(2)          FEE(3)
------------------------------------------------------------------------------------------
Common Stock, par value
 $.10 per share
15% Non-Voting Junior
 Special Stock, Series
 B, $.10 par value
------------------------------------------------------------------------------------------
Total...................                                     $72,271,320        $100.00

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(1) This Registration Statement relates to securities of Alliance issuable to holders of shares of common stock, par value $.01 per share, of BGII ("BGII Common Stock") in the Merger.

(2) Based upon the product of (a) 9,799,501, the maximum number of shares of BGII Common Stock that will be outstanding immediately prior to the Merger and (b) $7.375, the market value of the outstanding BGII Shares, based on the average of the high and low sales price of BGII Common Stock reported on the NASDAQ National Market System on March 6, 1996.

(3) Pursuant to Rule 457(f)(3) under the Securities Act of 1933, as amended (the "Act"), the amount of cash to be paid by Alliance to BGII stockholders in the Merger ($76,730,093) has been deducted from the value of the BGII Common Stock to be received by Alliance in the Merger ($72,271,320), thereby leaving an amount less than zero. Therefore, pursuant to Section 6(b) of the Act, Alliance is paying to the Commission the minimum required fee of $100.00.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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

                          ALLIANCE GAMING CORPORATION

                             CROSS-REFERENCE SHEET
                                      FOR
               REGISTRATION STATEMENT ON FORM S-4 AND PROSPECTUS

                                                  LOCATION IN JOINT PROXY
 FORM S-4--ITEM NUMBER AND CAPTION                  STATEMENT/PROSPECTUS
 ---------------------------------                -----------------------
 A. INFORMATION ABOUT THE TRANSACTION
  1. Forepart of Registration Statement and
     Outside Front Cover Page of Prospectus. Facing Page of the Registration
                                             Statement; Cross-Reference Sheet;
                                             Outside Front Cover Page of Joint
                                             Proxy Statement/Prospectus
  2. Inside Front and Outside Back Cover
     Pages of Prospectus.................... AVAILABLE INFORMATION; TABLE OF
                                             CONTENTS
  3. Risk Factors, Ratio of Earnings to
     Fixed Charges and Other Information.... SUMMARY; RISK FACTORS;
                                             COMPARATIVE PER SHARE MARKET
                                             PRICE DATA AND DIVIDEND POLICY;
                                             COMPARATIVE PER SHARE DATA; THE
                                             COMPANIES--Gaming Regulation and
                                             Licensing; THE MERGER--Certain
                                             Federal Income Tax Consequences






  4. Terms of the Transaction............... SUMMARY--The Merger; THE MERGER;
                                             COMPARISON OF STOCKHOLDER RIGHTS;
                                             FINANCIAL MATTERS AFTER THE
                                             MERGER--Accounting Treatment;
                                             CERTAIN PROVISIONS OF THE MERGER
                                             AGREEMENT


  5. Pro Forma Financial Information........ UNAUDITED PRO FORMA CONDENSED
                                             COMBINED FINANCIAL INFORMATION
  6. Material Contacts With the Company
     Being Acquired......................... THE MERGER--Background of the
                                             Merger; CERTAIN PROVISIONS OF THE
                                             MERGER AGREEMENT--Conduct of
                                             Business Pending the Merger
  7. Additional Information Required For
     Reoffering by Persons and Parties
     Deemed to be Underwriters.............. Not Applicable
  8. Interests of Named Experts and Counsel. LEGAL OPINIONS; EXPERTS
  9. Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities............................ Not Applicable
 B. INFORMATION ABOUT THE REGISTRANT
 10. Information With Respect to S-3
     Registrants............................ Not Applicable
 11. Incorporation of Certain Information by
     Reference.............................. Not Applicable
 12. Information With Respect to S-2 or S-3
     Registrants............................ Not Applicable
 13. Incorporation of Certain Information by
     Reference.............................. Not Applicable

                                                     LOCATION IN JOINT PROXY
 FORM S-4--ITEM NUMBER AND CAPTION                    STATEMENT/PROSPECTUS
 ---------------------------------                   -----------------------
 14. Information With Respect to Registrants
     Other Than S-2 or S-3 Registrants.......... COMPARATIVE PER SHARE DATA;
                                                 SELECTED HISTORICAL
                                                 CONSOLIDATED FINANCIAL DATA OF
                                                 ALLIANCE; MANAGEMENT'S
                                                 DISCUSSION AND ANALYSIS OF
                                                 FINANCIAL CONDITION AND
                                                 RESULTS OF OPERATIONS OF
                                                 ALLIANCE; THE COMPANIES--
                                                 ALLIANCE GAMING CORPORATION;
                                                 AUDITED CONSOLIDATED FINANCIAL
                                                 STATEMENTS OF
                                                 ALLIANCE
 C. INFORMATION ABOUT THE COMPANY BEING ACQUIRED
 15. Information With Respect to S-3 Companies.. Not Applicable
 16. Information With Respect to S-2 or S-3
     Companies.................................. Not Applicable
 17. Information With Respect to Companies Other
     Than S-2 or S-3 Companies.................. COMPARATIVE MARKET PRICE DATA;
                                                 SELECTED HISTORICAL
                                                 CONSOLIDATED FINANCIAL DATA OF
                                                 BGII; THE COMPANIES--BALLY
                                                 GAMING INTERNATIONAL, INC.
 D. VOTING AND MANAGEMENT INFORMATION
 18. Information if Proxies, Consents or
     Authorizations Are to be Solicited......... SUMMARY--The Meetings; THE
                                                 MEETINGS; THE MERGER--
                                                 Interests of Certain Persons
                                                 in the Merger; THE COMPANIES;
                                                 ELECTION OF ALLIANCE
                                                 DIRECTORS; BGII PLANS AND
                                                 AMENDMENTS; ELECTION OF
                                                 DIRECTORS OF BGII; STOCKHOLDER
                                                 PROPOSALS
 19. Information if Proxies, Consents or
     Authorizations Are Not to be Solicited or
     in an Exchange Offer....................... Not Applicable

                          PRELIMINARY PROXY MATERIAL

                           [BALLY GAMING LETTERHEAD]

                                                                 March   , 1996

Dear Bally Gaming Stockholders:

  You are cordially invited to attend the Annual Meeting of Stockholders of Bally Gaming International, Inc. ("BGII") to be held on April 2, 1996 at 9:00 a.m. at the Alexis Park Resort, located at 375 East Harmon Avenue, Las Vegas, Nevada. At the meeting you will be asked to approve the merger of BGII and a subsidiary of Alliance Gaming Corporation ("Alliance"), pursuant to the Agreement and Plan of Merger, dated as of October 18, 1995, by and among BGII, Alliance and BGII Acquisition Corp., a subsidiary of Alliance (as amended and restated, the "Merger Agreement"). Certain amendments to the BGII incentive plans are also contemplated by the Merger Agreement, as described therein. As a result of the merger, each share of BGII Common Stock will be converted into the right to receive $11.70 in value consisting of (i) $7.83 in cash, (ii) $3.57 of Alliance Series B Special Stock and (iii) $.30 of Alliance Common Stock. Ladenburg, Thalmann & Co. Inc., BGII's financial advisor, has rendered an opinion to the effect that, as of the date of the opinion and based upon the considerations described therein, the consideration in the Merger is fair to BGII stockholders from a financial point of view.

  The Board of Directors of BGII believes the proposed merger is in the best interest of BGII and its stockholders and recommends that you vote FOR approval of the merger. Stockholders should review the enclosed Proxy Statement/Prospectus which describes in detail certain risks and benefits inherent in the Merger.

  The directors and executive officers of BGII have informed BGII that they intend to vote their shares in favor of the merger. In addition, Alliance has agreed in the Merger Agreement to vote its 1,000,000 shares of BGII Common Stock in favor of the merger.

  You will also be asked to elect seven nominees to the Board of Directors, each of whom is currently serving as a Board member and upon re-election will serve until the earlier of the effective time of the merger or the next annual meeting of stockholders of BGII and the election and qualification of their successors. Your Board of Directors recommends that you vote FOR the proposed slate of Directors.

  The attached Proxy Statement/Prospectus describes the proposed transactions more fully. Please give this information your careful attention. Also enclosed is a copy of BGII's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

  It is important that your shares be represented at the Annual Meeting whether or not you are personally able to attend. In order that you will be represented, we ask you to complete and return the enclosed Proxy Card promptly.

                                          Sincerely,

                                          Richard Gillman
                                          Chairman of the Board and Chief
                                          Executive Officer

Questions concerning the voting of the your shares should be directed to MacKenzie Partners, Inc., toll-free at (800) 322-2885.

                          PRELIMINARY PROXY MATERIAL

                       BALLY GAMING INTERNATIONAL, INC.
                            6601 SOUTH BERMUDA ROAD
                         LAS VEGAS, NEVADA 89119-3605

                               ----------------

                   NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON APRIL 2, 1996

To The Stockholders of
 Bally Gaming International, Inc.

  The Annual Meeting of Stockholders (the "Meeting") of BALLY GAMING INTERNATIONAL, INC. ("BGII") will be held on Tuesday, April 2, 1996, at the Alexis Park Resort located at 375 East Harmon Avenue, Las Vegas, Nevada at 9:00 a.m., local time, for the following purposes:

    1. To approve the Agreement and Plan of Merger, dated as of October 18, 1995, by and among BGII, Alliance Gaming Corporation ("Alliance") and BGII Acquisition Corp., a wholly owned subsidiary of Alliance (the "Merger Subsidiary"), as amended and restated (the "Merger Agreement"), including approval of the merger of BGII with the Merger Subsidiary, pursuant to the terms of such Merger Agreement and approval of the 1994 Stock Option Plan for Non-Employee Directors, as amended, and Amendments No. 3 to each of the 1991 Incentive Plan and the 1991 Non-Employee Directors' Plan. As a result of the Merger, each share of BGII Common Stock will be converted into the right to receive $11.70 in value consisting of (i) $7.83 in cash, (ii) $3.57 of Alliance Series B Special Stock and (iii) $.30 of Alliance Common Stock.

    2. To elect seven directors to hold office until the earlier of (i) the effective time of the Merger, or (ii) the next Annual Meeting of Stockholders and until their successors are elected and qualified; and

    3. To transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

  The Board of Directors has fixed March 3, 1996 as the record date for determination of stockholders entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. Accordingly, only holders of record of Common Stock of Bally Gaming International, Inc. at the close of business on such date shall be entitled to vote at the Meeting and any adjournment or postponement thereof.

                                          By Order of the Board of Directors

                                          NEIL E. JENKINS
                                          Executive Vice President and
                                           Secretary

March   , 1996
Las Vegas, Nevada

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE MARK, DATE, SIGN AND RETURN PROMPTLY THE ENCLOSED PROXY IN THE RETURN STAMPED ENVELOPE PROVIDED.

                       ALLIANCE GAMING CORPORATION

                           4380 BOULDER HIGHWAY

                         LAS VEGAS, NEVADA 89121

                               ----------------

                   NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON APRIL 2, 1996

To the Stockholders of

 Alliance Gaming Corporation

  The Annual Meeting of Stockholders (the "Meeting") of Alliance Gaming Corporation ("Alliance") will be held on Tuesday, April 2, 1996, at Sam's Town Hotel & Gambling Hall Conference Center, located at 5111 Boulder Highway, Las Vegas, Nevada at 2:00 p.m., local time, for the following purposes:

    1. To approve the Agreement and Plan of Merger, dated as of October 18, 1995, by and among Bally Gaming International, Inc. ("BGII"), Alliance and BGII Acquisition Corp., a wholly owned subsidiary of Alliance (the "Merger Subsidiary"), as amended and restated (the "Merger Agreement"), including approval of the merger of the Merger Subsidiary with and into BGII.

    2. To elect two directors to hold office until the annual meeting of stockholders to be held in 1998 or until their successors are elected and qualified; and

    3. To transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

  The Board of Directors has fixed March 4, 1996 as the record date for determination of stockholders entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. Accordingly, only holders of record of Common Stock of Alliance Gaming Corporation at the close of business on such date shall be entitled to vote at the Meeting and any adjournment or postponement thereof.

                                          By Order of the Board of Directors

                                          DAVID JOHNSON

                                          Secretary

March   , 1996
Las Vegas, Nevada

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE MARK, DATE, SIGN AND RETURN PROMPTLY THE ENCLOSED PROXY IN THE RETURN STAMPED ENVELOPE PROVIDED.

                           SUBJECT TO COMPLETION

                               MARCH 7, 1996

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                           PRELIMINARY PROXY MATERIAL
                          ALLIANCE GAMING CORPORATION
                                      AND
                        BALLY GAMING INTERNATIONAL, INC.
                             JOINT PROXY STATEMENT

                                  ----------

                          ALLIANCE GAMING CORPORATION
                                   PROSPECTUS

  This Joint Proxy Statement/Prospectus (this "Proxy Statement/Prospectus") is being furnished to stockholders of Alliance Gaming Corporation ("Alliance") and Bally Gaming International, Inc. ("BGII") in connection with the solicitation of proxies by the respective Boards of Directors of such corporations for use at their respective Meetings of Stockholders (including any adjournments or postponements thereof) to be held on Tuesday, April 2, 1996. This Proxy Statement/Prospectus relates to the proposed merger (the "Merger") of BGII with BGII Acquisition Corp. (the "Merger Subsidiary"), a wholly-owned subsidiary of Alliance, pursuant to the Agreement and Plan of Merger dated as of October 18, 1995, as amended and restated (the "Merger Agreement"), among Alliance, the Merger Subsidiary and BGII, a copy of which is attached hereto as Annex I.

  At the effective time of the Merger (the "Effective Time"), BGII will merge with the Merger Subsidiary, with BGII being the surviving corporation and becoming a wholly-owned subsidiary of Alliance. The separate corporate existence of the Merger Subsidiary will cease at the Effective Time. See "The Merger--Effective Time."

  The Merger Agreement provides that BGII stockholders will receive in the Merger, in exchange for each of their issued and outstanding shares of common stock, par value $.01 per share, of BGII ("BGII Common Stock") (i) an amount of cash
                                                   (Continued on following page)

  STOCKHOLDERS OF ALLIANCE AND BGII SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER "RISK FACTORS" COMMENCING AT PAGE 25 HEREIN, AND "THE MERGER-- CONSIDERATIONS FOR ALLIANCE STOCKHOLDERS" AND "--CONSIDERATIONS FOR BGII STOCKHOLDERS", COMMENCING AT PAGE 105 HEREIN.

  HOLDERS OF BGII COMMON STOCK ARE ENTITLED TO APPRAISAL RIGHTS UNDER SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW AS TO SHARES OWNED BY THEM. FAILURE TO STRICTLY COMPLY WITH SECTION 262 WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS. SEE "THE MERGER--APPRAISAL RIGHTS" AND ANNEX VI HERETO.

  See "Definition Cross-Reference", commencing on page vii, for the location of definitions for certain capitalized terms used herein.

  This Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to stockholders of Alliance and BGII on or about March 13, 1996.

THE  SECURITIES TO BE ISSUED  PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS  HAVE
 NOT  BEEN APPROVED OR DISAPPROVED  BY THE SECURITIES AND EXCHANGE  COMMISSION
  OR  ANY STATE  SECURITIES COMMISSION  NOR HAS THE  SECURITIES AND  EXCHANGE
   COMMISSION OR  ANY STATE SECURITIES  COMMISSION PASSED UPON  THE ACCURACY
    OR ADEQUACY  OF THIS PROXY STATEMENT/PROSPECTUS.  ANY REPRESENTATION TO
     THE CONTRARY IS A CRIMINAL OFFENSE.

                                  ----------

  NEITHER THE NEVADA GAMING COMMISSION NOR THE NEVADA STATE GAMING CONTROL BOARD HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY
STATEMENT/PROSPECTUS OR THE INVESTMENTS MERITS OF THE SECURITIES OFFERED HEREBY. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

  NEITHER THE NEW JERSEY CASINO CONTROL COMMISSION NOR THE REGULATORY AUTHORITY OF ANY OTHER STATE HAS CONFIRMED THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS.


                                  ----------

      The date of this Proxy Statement/Prospectus is March 11, 1996.

(Continued from previous page)

(the "Cash Consideration") determined by dividing $76,700,000 by the number of shares of BGII Common Stock issued and outstanding immediately prior to the Effective Time (other than shares which are held by BGII, Alliance or their respective subsidiaries) ("Converted Shares"), (ii) a fraction of a share of common stock, $.10 par value, of Alliance ("Alliance Common Stock") having a value determined in accordance with the Merger Agreement of $.30 (the "Common Stock Consideration") and (iii) that number of shares (or fractions thereof) of 15% Non-Voting Junior Special Stock, Series B, $.10 par value, of Alliance (the "Series B Special Stock"), having a value as determined in accordance with the Merger Agreement equal to $11.40 less the Cash Consideration (the "Special Stock Consideration", and together with the Common Stock Consideration, the "Share Consideration", and the Share Consideration together with the Cash Consideration, the "Merger Consideration"). Based upon the number of outstanding Converted Shares as of the date of this Proxy Statement/Prospectus, stockholders will receive $11.70 in value consisting of $7.83 in cash, $3.57 worth of Series B Special Stock, and $.30 worth of Alliance Common Stock for each share of BGII Common Stock, as described herein. Former stockholders of BGII will own approximately 3% of Alliance Common Stock immediately following the consummation of the Merger assuming an average Alliance stock trading price of $3.75 and issuance of 13.307 million shares of Alliance Common Stock in the Merger and related transactions, and in a planned financing transaction expected to occur simultaneously with the Merger, although such financing may involve different levels of issuance of debt and equity securities. See "The Merger--Merger Consideration" and "-- Ownership of Alliance Common Stock Immediately After the Merger".

  This Proxy Statement/Prospectus also constitutes a prospectus of Alliance with respect to shares of Alliance Common Stock and shares of Series B Special Stock issuable to the holders of BGII Common Stock upon consummation of the Merger.

  NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATIONS OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ALLIANCE OR BGII. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE INFORMATION CONTAINED HEREIN WITH RESPECT TO ALLIANCE AND ITS SUBSIDIARIES HAS BEEN PROVIDED BY ALLIANCE AND THE INFORMATION CONTAINED HEREIN WITH RESPECT TO BGII AND ITS SUBSIDIARIES HAS BEEN PROVIDED BY BGII.

                             AVAILABLE INFORMATION

 Alliance and BGII are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by Alliance and BGII with the Commission may be inspected and copied at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and should be available at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or part of such materials also may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, material filed by each of Alliance and BGII may be inspected at the offices of The Nasdaq Stock Market, Inc. ("NASDAQ"), 1735 K Street, N.W., Washington, D.C. 20006.

  Alliance has filed with the Commission a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Alliance Common Stock and Series B Special Stock to be issued pursuant to the Merger Agreement. This Proxy Statement/Prospectus, which is a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits thereto. Such additional information may be inspected, without charge, at the Commission's principal office in Washington, D.C. and copies may be obtained from the Commission upon payment of the prescribed fee. Statements contained in this Proxy Statement/Prospectus or in any document incorporated in this Proxy Statement/Prospectus by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission by Alliance (File No. 0-
4281) or BGII (File No. 1-19624) pursuant to the Exchange Act are incorporated by reference in this Proxy Statement/Prospectus:

    1. Alliance's Annual Report on Form 10-K for the fiscal year ended June 30, 1995, as amended and restated on March 4, 1996.

    2. Alliance's Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 1995 and December 31, 1995.

    3. BGII's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

    4. BGII's Current Report on Form 8-K dated January 23, 1996.

  THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS TO DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, ON WRITTEN OR ORAL REQUEST, IN THE CASE OF DOCUMENTS RELATING TO ALLIANCE TO ALLIANCE GAMING CORPORATION, 4380 BOULDER HIGHWAY, LAS VEGAS, NV 89121 (TELEPHONE NUMBER (702) 435-4200), ATTENTION: JOHN W. ALDERFER, SENIOR VICE PRESIDENT FINANCE AND ADMINISTRATION OR, IN THE CASE OF DOCUMENTS RELATING TO BGII, TO BALLY GAMING INTERNATIONAL, INC., 6601 S. BERMUDA ROAD, LAS VEGAS, NEVADA 89119 (TELEPHONE NUMBER (702) 896-7700), ATTENTION: NEIL E. JENKINS, EXECUTIVE VICE PRESIDENT AND SECRETARY. IN ORDER TO ENSURE DELIVERY OF THE DOCUMENTS PRIOR TO THE STOCKHOLDER MEETING, REQUESTS SHOULD BE RECEIVED BY MARCH 19, 1996.

  A copy of the BGII Annual Report on Form 10-K for the fiscal year ended December 31, 1995 is being mailed to BGII stockholders, and a copy of the Alliance Annual Report on Form 10-K/A, as amended and restated, for the fiscal year ended June 30, 1995 is being mailed to Alliance stockholders, with this Proxy Statement/Prospectus.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
AVAILABLE INFORMATION.....................................................   i
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE ..........................   i
DEFINITION CROSS-REFERENCE................................................ vii
SUMMARY...................................................................   1
 The Companies............................................................   1
 The Meetings.............................................................   3
 The Merger...............................................................   5
 Election of Alliance Directors...........................................  21
 BGII Plans and Amendments................................................  21
 Election of BGII Directors...............................................  24
RISK FACTORS..............................................................  25
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ALLIANCE...............  34
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BGII...................  35
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION..............  38
AUXILIARY FINANCING INFORMATION...........................................  49
SUPPLEMENTAL ANALYSIS OF CASH FLOW AVAILABLE FOR NET INTEREST EXPENSE.....  50
COMPARATIVE PER SHARE MARKET PRICE DATA AND DIVIDEND POLICY...............  53
COMPARATIVE PER SHARE DATA................................................  54
INTRODUCTION..............................................................  55
THE COMPANIES.............................................................  56
 ALLIANCE GAMING CORPORATION..............................................  56
  General.................................................................  56
  Machine Management Operations...........................................  56
   Nevada.................................................................  56
   Louisiana..............................................................  58
  Casino Operations.......................................................  59
  Tavern Operations.......................................................  59
  Manufacturing Operations................................................  60
  Competition.............................................................  60
  Patents, Copyrights and Trade Secrets...................................  61
  Business Development Activity...........................................  61
  Business Strategy.......................................................  62
  Employees...............................................................  63
 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS OF ALLIANCE...............................................  64
 BALLY GAMING INTERNATIONAL, INC. ........................................  70
  General.................................................................  70
  Gaming..................................................................  72
   Products...............................................................  72
   New Product Introduction...............................................  73
   Product Development....................................................  74
   Competition............................................................  74
   Sales and Marketing....................................................  76
   Customers..............................................................  77
   Assembly Operations....................................................  77
  Systems.................................................................  78
   Products...............................................................  78
   Product Development....................................................  78
   Primary Markets........................................................  79
   Sales and Marketing....................................................  79
   Customers..............................................................  79
   Competition............................................................  79

                                                                           PAGE
                                                                           ----
  Bally Wulff.............................................................  80
   Products...............................................................  80
   Industry...............................................................  80
   Product Development....................................................  81
   Sales and Marketing....................................................  82
   Customers..............................................................  82
   Assembly Operations....................................................  83
   Competition............................................................  83
  Trade Name License......................................................  83
  Employees...............................................................  84
  Properties..............................................................  84
 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
  RESULTS OF OPERATIONS OF BGII ..........................................  84
 GAMING REGULATION AND LICENSING..........................................  92
THE MEETINGS.............................................................. 102
 Time, Date and Place of the Meetings..................................... 102
 Matters to be Considered at the Meetings................................. 102
 Vote Required............................................................ 103
 Voting of Proxies........................................................ 103
 Revocability of Proxies.................................................. 103
 Record Date; Stock Entitled To Vote; Quorum.............................. 104
 Solicitation of Proxies.................................................. 104
THE MERGER................................................................ 105
 General.................................................................. 105
 Considerations for Alliance Stockholders................................. 105
 Considerations for BGII Stockholders..................................... 105
 Background of the Merger................................................. 106
 Alliance's Reasons for the Merger; Recommendations of the Alliance Board
  of Directors............................................................ 116
 BGII's Reasons for the Merger; Recommendations of the BGII Board of Di-
  rectors................................................................. 116
 Form of the Merger....................................................... 118
 Merger Consideration..................................................... 118
 Ownership of Alliance Common Stock Immediately After the Merger.......... 118
 Opinion of BGII Financial Advisor........................................ 118
 Prior Opinions of BGII Financial Advisor................................. 129
 Effective Time........................................................... 154
 Financing................................................................ 155
 Regulatory Filings and Approvals......................................... 155
 Treatment of BGII Warrants and Employee and Director Stock Options....... 156
 Interests of Certain Persons in the Merger............................... 157
 Appraisal Rights......................................................... 160
MATERIAL FEDERAL INCOME TAX CONSEQUENCES.................................. 162
CERTAIN PROVISIONS OF THE MERGER AGREEMENT................................ 164
 Procedure for Exchange of BGII Certificates.............................. 164
 Certain Representations and Warranties................................... 165
 Conduct of Business Pending the Merger................................... 165
 Additional Agreements.................................................... 167
 Conditions to Consummation of the Merger................................. 168
 Termination.............................................................. 170
 Expenses and Termination Fees............................................ 171
 Amendment and Waiver..................................................... 172
DESCRIPTION OF ALLIANCE CAPITAL STOCK..................................... 172
COMPARISON OF STOCKHOLDER RIGHTS.......................................... 174

                                                                           PAGE
                                                                           ----
MANAGEMENT BEFORE AND AFTER THE MERGER.................................... 177
FINANCIAL MATTERS AFTER THE MERGER........................................ 179
 Accounting Treatment..................................................... 179
 Common Stock Dividend Policy After the Merger............................ 179
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS AND MANAGEMENT........... 180
 Alliance................................................................. 180
 BGII..................................................................... 182
   Principal Stockholders of BGII......................................... 182
   Security Ownership of Management of BGII............................... 183
LITIGATION MATTERS........................................................ 184
ELECTION OF ALLIANCE DIRECTORS............................................ 188
 General.................................................................. 188
 Stockholders Agreement................................................... 189
 Meetings of the Board of Directors; Committees........................... 190
 Limitation on Liability.................................................. 191
 Compliance with Section 16(a) Under the Securities Exchange Act of 1934.. 191
 Executive Compensation................................................... 192
  Summary Compensation Table.............................................. 192
  Option/SAR Grants in Last Fiscal Year................................... 193
  Aggregate Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR
   Values................................................................. 193
  Compensation of Directors............................................... 193
  Employment and Severance Arrangements................................... 193
  Compensation Committee Interlocks and Insider Participation............. 195
  Board Compensation Committee Report on Executive Compensation........... 195
  Stock Performance Graph................................................. 197
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF ALLIANCE................ 198
BGII PLANS AND AMENDMENTS................................................. 200
  1991 Incentive Plan..................................................... 200
  Amendments to the 1991 Plan............................................. 202
  Benefits Table.......................................................... 204
  Reasons and Recommendation.............................................. 204
  1991 Non-Employee Directors Plan........................................ 204
  Amendments to the 1991 Directors Plan................................... 206
  Benefits Table.......................................................... 206
  Reasons and Recommendation.............................................. 207
  1994 Stock Option Plan for Non-Employee Directors, As Amended........... 207
  Benefits Table.......................................................... 209
  Reasons and Recommendation.............................................. 209
ELECTION OF DIRECTORS OF BGII............................................. 210
 Directors/Nominees....................................................... 210
 Meetings of the Board of Directors; Committees........................... 211
BGII EXECUTIVE OFFICERS AND EXECUTIVE COMPENSATION........................ 212
 Executive Officers....................................................... 212
 Compliance with Exchange Act............................................. 212
 Summary Compensation Table............................................... 213
 Stock Option and SAR Grants.............................................. 214
 Aggregated Option/SAR Exercise in Last Fiscal Year and Fiscal Year-End
  Option/SAR Values....................................................... 214
 Long-Term Incentive Plan Awards.......................................... 214
 Compensation of Directors................................................ 215
 Employment Contracts, Retirement Plans and Change-in-Control
  Arrangements............................................................ 216
REPORT OF THE BGII COMPENSATION AND STOCK OPTION COMMITTEE................ 224
 Compensation Committee Interlocks and Insider Participation in
  Compensation Decisions.................................................. 227
 Performance Graph........................................................ 228
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF BGII.................... 228

                                                                            PAGE
                                                                            ----
LEGAL OPINIONS............................................................. 229
EXPERTS.................................................................... 229
RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS........................... 229
STOCKHOLDER PROPOSALS...................................................... 230
INDEX TO FINANCIAL STATEMENTS.............................................. 231

                                LIST OF ANNEXES


 Annex I.....................  Amended and Restated Agreement and Plan of
                                Merger

 Annex II....................  Opinion of Ladenburg, Thalmann & Co. Inc. dated
                                January 19, 1996

 Annex III...................  Amendment No. 3 to Bally Gaming International,
                                Inc. 1991 Incentive Plan
 Annex IV....................  Amendment No. 3 to Bally Gaming International,
                                Inc. 1991 Non-Employee Directors' Plan
 Annex V.....................  Bally Gaming International, Inc. 1994 Stock
                                Option Plan for Non-Employee Directors

 Annex VI....................  Section 262 of the Delaware General Corporation
                                Law
 Annex VII...................  Certificate of Designations, Preferences and
                                Relative, Participating, Optional and Other
                                Special Rights of Special Stock and
                                Qualifications, Limitations and Restrictions
                                Thereof of 15% Non-Voting Junior Special
                                Stock, Series B, of Alliance Gaming
                                Corporation

                           DEFINITION CROSS-REFERENCE

                                                                            PAGE
                                                                            ----
10% Stockholder............................................................
1991 Directors Plan........................................................
1991 Plan..................................................................
1992 Plan..................................................................
1994 Plan..................................................................
Advisors...................................................................
Alliance...................................................................
Alliance Action............................................................
Alliance Annual Meeting....................................................
Alliance Board.............................................................
Alliance Certificate.......................................................
Alliance Common Stock......................................................
Alliance Nevada Subsidiaries...............................................
Alliance Offer.............................................................
Alliance Proposal..........................................................
Alliance Record Date.......................................................
Alliance Subsidiaries......................................................
Alternative Proposal.......................................................
Amended Fiorella Action....................................................
Amended VSI Loan...........................................................
Antitrust Division.........................................................
Automaten..................................................................
Bally Wulff................................................................
BEC........................................................................
BGII.......................................................................
BGII Action................................................................
BGII Annual Meeting........................................................
BGII Board.................................................................
BGII Certificates..........................................................
BGII Common Stock..........................................................
BGII Plans.................................................................
BGII Record Date...........................................................
BGII Subsidiaries..........................................................
By-Laws....................................................................
Camptown...................................................................
Cash Consideration.........................................................
Casino Control Act.........................................................
CCC........................................................................
Clark County Board.........................................................
Code.......................................................................
Commission.................................................................
Committee..................................................................
Common Stock Consideration.................................................
Compensation Committee.....................................................
Consent Solicitation.......................................................
Convertible Debentures.....................................................
Corporate Licensee.........................................................
Covered Employees..........................................................
CSI........................................................................
CTC........................................................................

                                                                            PAGE
                                                                            ----
Debentures.................................................................
Devices....................................................................
Disqualified Individuals...................................................
DGCL.......................................................................
Division...................................................................
EBITDA.....................................................................
Effective Time.............................................................
Employee Options...........................................................
EPS Growth Target..........................................................
Exchange Act...............................................................
Exchange Agent.............................................................
Fair Grounds...............................................................
Fidelity Funds.............................................................
Financing..................................................................
Financing Condition........................................................
Fiorella, Cignetti and Neuman Actions......................................
FMR........................................................................
FMTC.......................................................................
Game Maker (R).............................................................
Gaming.....................................................................
GSA........................................................................
GSI........................................................................
HFS........................................................................
HSR Act....................................................................
IGT........................................................................
Incentive Warrants.........................................................
Indebtedness...............................................................
Insiders...................................................................
ISOs.......................................................................
Jackpot....................................................................
KFP........................................................................
KGP........................................................................
KIC........................................................................
Kirkland...................................................................
Ladenburg..................................................................
LEDGC......................................................................
Licensees..................................................................
Louisiana Riverboat Act....................................................
Louisiana Act..............................................................
Market Price Target........................................................
MCC........................................................................
Meeting....................................................................
Merger.....................................................................
Merger Agreement...........................................................
Merger and Related Proposals...............................................
Merger Consideration.......................................................
Merger Subsidiary..........................................................
Mississippi Act............................................................
Mississippi Commission.....................................................
Mississippi Regulations....................................................
Mizpah.....................................................................

                                                                            PAGE
                                                                            ----
NAI........................................................................
Named Executive Officers...................................................
NASDAQ.....................................................................
NASDAQ/NMS.................................................................
Nevada Act.................................................................
Nevada Board...............................................................
Nevada Commission..........................................................
Nevada Control Share Acquisition Act.......................................
New Jersey Commission......................................................
NGCL.......................................................................
NGM........................................................................
Noncompete Agreement.......................................................
Nonstatutory Options.......................................................
NQSOs......................................................................
OTBs.......................................................................
Performance Period.........................................................
Performance Units..........................................................
Plantation.................................................................
Proxy Statement/Prospectus.................................................
Qualifiers.................................................................
RCC........................................................................
RCVP.......................................................................
Registered Corporation.....................................................
Registration Statement.....................................................
Reliance Period............................................................
Revised Alliance Offer.....................................................
Revised WMS Proposal.......................................................
Right......................................................................
Rights Plan................................................................
SARs.......................................................................
Securities Act.............................................................
September 13 Materials.....................................................
Series B Special Stock.....................................................
Severance Agreement........................................................
Share......................................................................
Share Consideration........................................................
Sigma......................................................................
Slot.......................................................................
Special Stock..............................................................
Special Stock Consideration................................................
SPRs.......................................................................
Stockholder Plaintiffs.....................................................
Strougo Action.............................................................
SVS........................................................................
Systems....................................................................
Universal..................................................................
V.A.T. ....................................................................
VDSI.......................................................................
Vertriebs..................................................................
VLTs.......................................................................
VLTS.......................................................................
Voting Stock...............................................................
VSI........................................................................

                                                                            PAGE
                                                                            ----
VSI Loan...................................................................
Wilms Warrants.............................................................
WMS........................................................................
WMS Action.................................................................
WMS Agreement..............................................................
WMS Common Stock...........................................................
WMS Merger.................................................................

                                    SUMMARY

  The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus and does not purport to be complete. Reference is made to and this summary is qualified in its entirety by the more detailed information contained elsewhere or incorporated by reference in this Proxy Statement/Prospectus and the Annexes hereto. Stockholders are urged to read this Proxy Statement/Prospectus and the Annexes hereto in their entirety. Except as otherwise noted, as used in this Proxy Statement/Prospectus the term "Alliance" refers to Alliance Gaming Corporation and its consolidated subsidiaries and affiliates, and the term "BGII" refers to Bally Gaming International, Inc. and its consolidated subsidiaries and affiliates. See "Definition Cross-Reference," commencing on page vii, for the location by page number of definitions for certain defined terms used herein.

THE COMPANIES

ALLIANCE GAMING CORPORATION   Alliance is a diversified gaming company that
 4380 Boulder Highway Las     operates gaming devices (primarily video poker
 Vegas, NV 89121 (702) 435-   devices and slot machines). Alliance is the
 4200                         largest private gaming machine management
                              operator in Nevada and one of the largest in the United States. In its Nevada gaming machine management operations, Alliance selects, owns, installs, manages and services gaming devices in third-party owned local establishments. Also in Nevada, Alliance owns and operates one full service small casino and leases and operates a small casino, one small casino-hotel and one tavern.

                              Alliance has expanded its gaming machine management operations to Louisiana, where it operates its poker devices at the only racetrack and associated off-track betting parlors ("OTBs") in the greater New Orleans area. In March 1995, Alliance completed its acquisition of the general partnership interest in the Rainbow Casino Vicksburg Partnership, L.P. ("RCVP"). RCVP owns a dockside casino in Vicksburg, Mississippi. Alliance manages the casino pursuant to a long-term management contract. Alliance also designs and manufactures gaming devices which are used exclusively in its Nevada operations. See "The Companies--Alliance Gaming Corporation."

BALLY GAMING INTERNATIONAL,   BGII, through subsidiaries in the United States
INC.                          and Germany, designs, manufactures and
 6601 S. Bermuda Road         distributes electronic gaming machines,
 Las Vegas, NV 89119          principally in the United States and Europe.
 (702) 896-7700               BGII's United States subsidiary also designs,
                              assembles and sells, primarily for casino operators in the United States, computerized monitoring systems for slot and video gaming machines. BGII also distributes, in Germany, other recreational and amusement machines manufactured by third parties. See "The
                              Companies--Bally Gaming International, Inc."

                              BGII's domestic subsidiary is Bally Gaming, Inc., which has two business units, the first, operating under the name Bally Gaming ("Gaming"), designs, manufactures and distributes a variety of electronic reel-type (or "slot") machines and video gaming machines, with variations of design, payment features and coinage acceptance. Gaming historically has marketed these gaming machines in the United States, to casinos in Atlantic City and Nevada and more recently in other jurisdictions. Gaming also distributes slot machines and video gaming machines outside the United States, principally in Europe, and, to a lesser extent, in Canada, the Far East, Latin America and the Caribbean. Gaming markets its machines through its own sales force and independent distributors. The second business unit which Bally Gaming, Inc. operates is its Bally Systems division ("Systems"), which designs, assembles and sells computerized monitoring systems for slot and video gaming machines which provide casino operators with data relative to a machine's accounting, security and maintenance functions in a real time environment. See "The Companies--Bally Gaming International, Inc.--Gaming" and "The Companies--Bally Gaming International, Inc.--Systems".

                              BGII's German subsidiaries, which operate under the name Bally Wulff ("Bally Wulff"), design, manufacture and distribute coin-operated, wall-mounted, electronic gaming machines known as wall machines. Bally Wulff markets its wall machines, as well as wall machines and other recreational and amusement machines manufactured by third parties, including pool tables, air-hockey, pinball machines, jukeboxes and arcade games, to operators of arcades, taverns, hotels and restaurants in Germany. Product sales are made through Bally Wulff's 23 regional sales offices in Germany and through independent distributors. See "The Companies--Bally Gaming International, Inc.--Bally Wulff".

                              BGII was formed in August 1991 by Bally
                              Entertainment Corporation ("BEC") to consolidate BEC's gaming machine manufacturing and distribution operations.

                              Prior to the formation of BGII in August 1991, BEC's gaming operations in Germany were conducted through two direct subsidiaries of BEC, Bally Wulff Automaten GmbH ("Automaten") and Bally Wulff Vertriebs GmbH ("Vertriebs"), and its domestic operations were conducted through certain subsidiaries and divisions of BEC. Through stock and asset transfers effected in connection with the formation of BGII, Automaten and Vertriebs became subsidiaries of BGII, and the assets comprising BGII's domestic operations were transferred to Gaming.

                              In November 1991, BEC completed an initial public offering of shares of BGII Common Stock owned by BEC and in July 1992, BEC completed another public offering of shares of BGII Common Stock owned by BEC. All of the net proceeds of these public offerings were received by BEC other than the net proceeds from over-allotment shares sold by BGII in the initial public offering. Subsequently, BEC sold a substantial portion of its remaining shares of BGII Common Stock and currently owns less than 3% of the outstanding BGII Common Stock. See "The Companies--Bally Gaming International, Inc."

THE MEETINGS

Meetings of Stockholders....  Alliance. The Annual Meeting of Stockholders of
                              Alliance will be held at Sam's Town Hotel &
                              Gambling Hall Conference Center, 5111 Boulder Highway, Las Vegas, Nevada, on Tuesday, April 2, 1996, at 2:00 p.m., local time (the "Alliance Annual Meeting").

                              BGII. The Annual Meeting of Stockholders of BGII will be held at the Alexis Park Resort, located at 375 East Harmon Avenue, Las Vegas, Nevada, on Tuesday, April 2, 1996, at 9:00 a.m., local time (the "BGII Annual Meeting" and, together with the Alliance Annual Meeting, the "Meetings").

                              See "The Meetings--Time, Date and Place of the Meetings."

Matters to Be Considered at
 the Meeting................
                              Alliance. At the Alliance Annual Meeting, holders of Alliance Common Stock will consider and vote upon (i) a proposal to approve and adopt the Merger Agreement, (ii) the election of two directors to hold office until the annual meeting to be held in 1998 or until their successors are elected and qualified, and (iii) such other proposals as may properly come before the Alliance Annual Meeting. See "The Meetings-- Matters to be Considered at the Meetings".

                              BGII. At the BGII Annual Meeting, holders of BGII Common Stock will consider and vote upon (i) a proposal (the "Merger and Related Proposals") to approve the Merger Agreement, including (a) the merger of BGII with the Merger Subsidiary pursuant to the terms of the Merger Agreement and
                              (b) the 1994 Stock Option Plan for Non-Employee Directors, as amended, (the "1994 Plan"), and Amendments No. 3 to each of the 1991 Incentive Plan (the "1991 Plan") and the 1991 Non-Employee Directors' Plan (the "1991 Directors Plan") to provide that, notwithstanding the change of control of BGII resulting from the Merger, options outstanding under such plans (A) shall vest and remain exercisable until the earlier of
                              (1) the expiration of the original option period,
                              (2) three years after the completion of the Merger or (3) except with respect to Messrs. Gillman, Kloss and Jenkins, the period ending on the date on which the option holder's employment is terminated for cause or voluntarily by such employee and (B) will be exercisable immediately after the Effective Time for the consideration and at the price provided for in the Merger Agreement; (ii) the election of a board of seven directors to hold office until the earlier of the Effective Time of the Merger or the next BGII Annual Meeting of Stockholders and until their successors are elected and qualified; and (iii) such other business as may properly come before the BGII Annual Meeting. See "The Meetings-- Matters to be Considered at the Meetings".

Votes Required..............  Alliance. In order to effect the Merger, the
                              Merger Agreement must be approved by the affirmative vote of the holders of a majority of the shares of Alliance Common Stock voting at the Alliance Annual Meeting. The failure to vote shares by abstention will have the same effect as a vote against the Merger Agreement while non-votes will not have the same effect as a vote against the Merger Agreement. Directors are elected by a plurality of votes cast at the Alliance Annual Meeting. The failure to vote shares, either by abstention or non-vote, will not have the same effect as a vote against the nominees to the Alliance Board. See "The Meetings--Votes Required".

                              Certain executive officers and directors of Alliance have advised Alliance that they intend to vote the 6,617,415 shares of Alliance Common Stock, representing approximately 51% of the outstanding Alliance Common Stock, as to which they have voting power FOR the approval and adoption of the Merger Agreement and the election of the Alliance Board nominees set forth herein. This would insure adoption of the Merger Agreement and election of the Alliance Board nominees by the Alliance stockholders. See "Security Ownership of Certain Beneficial Holders and Management--Alliance".

                              BGII. The Merger and Related Proposals must be approved by the affirmative vote of the holders of a majority of the outstanding shares of BGII Common Stock entitled to vote thereon. The failure to vote shares, either by abstention or non-vote, will have the same effect as a vote against the Merger and Related Proposals.

                              Directors are elected by majority vote of the shares of BGII Common Stock present at the BGII Annual Meeting in person or by proxy. The failure to vote shares by abstention will have the same effect as a vote against the nominees for election as directors. See "The Meetings--Votes Required".

                              As of the record date, the directors and executive officers of BGII owned 364,025 shares of BGII Common Stock representing approximately 3.4% of the outstanding shares of BGII Common Stock. The directors and executive officers of BGII have informed BGII that they intend to vote their shares in favor of the Merger and Related Proposals and the election of the nominees for the Board of Directors of BGII (the "BGII Board") as set forth herein. Alliance has agreed in the Merger Agreement to vote its 1,000,000 shares of BGII Common Stock (representing approximately 9.3% of the number outstanding) in favor of the Merger and Related Proposals. See "The Meetings-- Votes Required".

Record Date.................  Alliance. The record date for the Alliance Annual
                              Meeting is March 4, 1996 (the "Alliance Record Date"). Accordingly, holders of record of Alliance Common Stock as of such date will be entitled to notice of and to vote at the Alliance Annual Meeting. See "The Meetings--Record Date; Stock Entitled to Vote; Quorum".

                              BGII. The record date for the BGII Annual Meeting is March 3, 1996 (the "BGII Record Date"). Accordingly, holders of record of BGII Common Stock as of such date will be entitled to notice of and to vote at the BGII Annual Meeting. See "The Meetings--Record Date; Stock Entitled to Vote; Quorum".

Proxies.....................  The grant of a proxy on the enclosed Alliance or
                              BGII form does not preclude a stockholder from voting in person. A stockholder may revoke a proxy at any time prior to its exercise by submitting a new proxy at a later date, by filing with the Secretary of Alliance (in the case of an Alliance stockholder) or the Secretary of BGII (in the case of a BGII stockholder) a duly executed revocation of proxy bearing a later date or by voting in person at the relevant Meeting. Attendance at the relevant Meeting will not of itself constitute revocation of a proxy. See "The Meetings--Voting of Proxies" and "--Revocability of Proxies".

THE MERGER

Form of the Merger..........  At the Effective Time, BGII will merge with the
                              Merger Subsidiary with BGII being the surviving corporation. The separate corporate existence of the Merger Subsidiary will cease at the Effective Time. See "The Merger--Form of the Merger".

Conversion of the BGII        In the Merger, each issued and outstanding share
 Common Stock...............  of BGII Common Stock (other than shares held by stockholders who perfect appraisal rights under the DGCL, or shares held by BGII, Alliance or their respective subsidiaries) will be converted into the right to receive (i) an amount of cash
                              (the "Cash Consideration") determined by dividing
                              $76,700,000 by the number of shares of BGII
                              Common Stock issued and outstanding immediately prior to the Effective Time (other than shares which are held by BGII, Alliance or their respective subsidiaries) ("Converted Shares"),
                              (ii) a fraction of a share of Alliance Common
                              Stock (the "Common Stock Consideration") equal to the quotient of $.30 and the Alliance Average
                              Trading Price (defined in the Merger Agreement as the average of the closing prices of Alliance
                              Common Stock as reported through the NASDAQ
                              National Market System ("NASDAQ NMS") on each of the ten consecutive trading days ending on (and including) the third trading day prior to the consummation of the Merger) and (iii) that number of shares (or fraction thereof) of 15% Non-Voting
                              Junior Special Stock, Series B, $.10 par value, of Alliance (the "Series B Special Stock"), having a value, as determined based on the gross cash offering price at which shares of Series B
                              Special Stock are issued for cash pursuant to a registered public offering, equal to $11.40 less the Cash Consideration (the "Special Stock
                              Consideration," and together with the Common
                              Stock Consideration, the "Share Consideration," and the Share Consideration together with the Cash Consideration, the "Merger Consideration").
                              See "The Merger--Merger Consideration". No fractional shares of Alliance Common Stock will be issued; instead, fractions will be paid in cash based on the closing price of Alliance
                              Common Stock on the date of the Effective Time.
                              Fractional Shares of Series B Special Stock will be issued. See "Certain Provisions of the Merger
                              Agreement--Procedure for Exchange of BGII
                              Certificates".

                              Based on the number of outstanding Converted
                              Shares as of the date of this Proxy
                              Statement/Prospectus, stockholders would receive approximately $7.83 in cash for each share of BGII Common Stock, $3.57 worth of Series B Special Stock and $.30 worth of Alliance Common Stock for each share of BGII Common Stock, as described herein. See "The Merger--Merger Consideration".

Description of Series B
Special Stock

  Dividends...............
                              The Series B Special Stock will entitle holders thereof to a semi-annual dividend in an amount per share of $7.50 payable in cash, or at Alliance's option, until the seventh anniversary of the Effective Time in additional shares of Series B Special Stock (valued at the liquidation value of $100 per share (the "Liquidation Value")), provided that after the first dividend payment date following the fifth anniversary of the Effective Time the portion of the dividend that can be so paid in additional shares is limited to $4.00 per share. Alliance currently expects that so long as the Series B Special Stock remains outstanding, it will, subject to the terms thereof, pay dividends thereon accruing through the first dividend payment date occurring after the seventh anniversary of the Effective Time in additional shares of such stock, rather than in cash.

  Voting Rights...........
                              Upon default in the payment of dividends for three consecutive dividend payment dates, the number of directors constituting the Alliance Board will be increased by two, and not more than two, and the holders of shares of Series B Special Stock will have the right, voting separately as a class, to elect two directors to the Alliance Board. Such right will exist until all dividends accumulated on such shares have been paid or set apart for payment in full. In no event will the holders of Series B Special Stock have the right to elect more than two directors in the aggregate.

  Ranking.................
                              Upon liquidation, the holders of shares of Series B Special Stock are entitled (subject to prior preferences and other rights of any senior equity securities and in proportion to any parity stock) to be paid in cash out of the assets of Alliance an amount equal to the Liquidation Value plus an amount equal to all accrued and unpaid dividends and distributions. While Alliance has the ability to issue equity securities ranking senior in right of payment to the Series B Special Stock, it has no present intention of issuing any such securities. Therefore, immediately following the Merger, no equity security will be senior to the Series B Special Stock and only the Alliance Common Stock will be junior to the Series B Special Stock.

  Redemption..............    The Series B Special Stock can be redeemed at any
                              time in whole or in part at the option of Alliance for cash at a price equal to the Liquidation Value plus any accrued and unpaid dividends or distributions to the date of redemption. All shares of Series B Special Stock are required to be redeemed in cash on the eighth anniversary of the date of initial issuance at the price stated above. If Alliance fails to redeem such shares by that date, then the number of directors constituting the Alliance Board will be increased by two, and not more than two, and the holders of the shares of Series

                              B Special Stock will have the right until all such shares are redeemed, voting separately as a class, to elect two directors to the Alliance Board. If Alliance fails to redeem all the shares of Series B Special Stock by such date, dividends on such securities will continue to accrue until the date of redemption and no dividend or other distribution can be paid to holders of any equity security ranking junior to the Series B Special Stock and no shares of such junior stock can be purchased or redeemed by Alliance until the date of redemption. In no event will holders of Series B Special Stock be entitled to elect more than two directors in total.

  Limited Remedies........    Upon the failure of Alliance to redeem the
                              outstanding shares of Series B Special Stock by the eighth anniversary of the date of initial issuance or upon default in the payment of dividends for three consecutive dividend payment dates, the holders of Series B Special Stock will have no remedies, except as described above.
                              Other than as described above, the holders of shares of Series B Special Stock have no other voting rights except as required by law.

  Amendment to Terms......    The Series B Special Stock shall have the terms
                              set forth above; provided, however, that if the Series B Special Stock is sold to the public on terms more favorable than those summarized above, the Series B Special Stock will be issued on such more favorable terms.

  NASDAQ Quotation........    Alliance has applied to have the Series B Special
                              Stock quoted on NASDAQ NMS. While fractional shares of Series B Special Stock will be issued in the Merger, holders of fractional shares will not be able to trade such fractional shares on NASDAQ NMS. See "Description of Alliance Capital
                              Stock".

BGII Warrants and Options...  The Merger Agreement also provides that, at the
                              Effective Time, Alliance will assume BGII's obligations with respect to each outstanding stock option and warrant to purchase shares of BGII Common Stock, subject to certain modifications which are being presented for approval by BGII stockholders as part of the Merger and Related Proposals. See "BGII Plans and Amendments". The BGII stock options and warrants assumed by Alliance will have the same terms and conditions as those of the applicable stock option plans and agreements and warrant agreements pursuant to which such options and warrants were issued except that (i)(A) all BGII stock options subject to provisions of stock option plans which shorten the exercise period by reason of the Merger and (B) all BGII stock options held by directors of BGII regardless of any provision in any BGII stock option held by such director or the BGII stock option plan pursuant to which such BGII stock option was granted which may shorten the exercisability thereof as a result of such person ceasing to be a director, officer or employee of BGII shall be amended to the extent necessary to permit such BGII stock option to remain exercisable for the lesser of (x) the original full option period,
                              (y) three years after the Effective Time of the Merger or (z) except with respect to Messrs. Gillman, Kloss and Jenkins, the period ending on the date on which the option holder's employment is terminated for cause or voluntarily by such employee; and (ii) unless the terms thereof explicitly require otherwise, each BGII stock option and warrant will be exercisable for the Merger Consideration per share of BGII Common Stock subject to such option or warrant at the option price or exercise price of such BGII stock option or warrant in effect immediately prior to the Effective Time, except that at the election of any person (other than Messrs. Gillman, Jenkins and Kloss) who is an employee of BGII immediately prior to the Effective Time (such election to be made in writing to BGII on or prior to the Effective Time), any such BGII option held by such person (not more than 552,500) will instead be exercisable for a number of shares of Alliance Common Stock equal to the number of shares of BGII Common Stock subject thereto at an exercise price equal to the Alliance Average Trading Price.

                              Absent such amendment, options outstanding under each of the 1991 Plan and 1991 Directors Plan would terminate in accordance with the present terms of such plans. Under the 1991 Plan and the 1991 Directors Plan, as currently in effect, upon BGII stockholder approval of the Merger (a) all options outstanding shall become fully vested and exercisable with respect to the total number of shares of BGII Common Stock underlying each such option and (b) all options outstanding shall terminate not later than 180 days in the case of the 1991 Plan and 90 days in the case of the 1991 Directors Plan after BGII stockholder approval of the Merger.

                              In general, the effect of the amendments to the 1991 Plan and the 1991 Directors Plan would change (i) the length of the relevant time period in which an option holder would be permitted to exercise his options, (ii) the date of commencement of such time period which would change from the 180-day (in the case of the 1991
                              Plan) or 90-day (in the case of the 1991
                              Directors Plan) period following BGII stockholder approval of the Merger to the three-year period following the Effective Time and (iii) the consideration for which, and under certain circumstances, the price at which the option may be exercised. See "BGII Plans and Amendments".

                              At February 19, 1996, an aggregate of 1,052,500 shares of BGII Common Stock were subject to options granted to employees and directors under various stock option plans or as replacement options with respect thereto and an aggregate of 1,498,000 shares of BGII Common Stock were subject to warrants issued by BGII in connection with certain financing transactions.

                              Approval and adoption of the Merger Agreement by the holders of Alliance Common Stock will constitute approval and adoption of the BGII stock option plans and the amendments thereto referred to above which Alliance has agreed to assume at the Effective Time. See "The Meetings-- Matters to be Considered at the Meetings-- Alliance" and "BGII Plans and Amendments".

Ownership of Alliance
 Common Stock Immediately
 After the Merger...........

                              Former stockholders of BGII will own
                              approximately 3.0% of the Alliance Common Stock immediately following consummation of the Merger. The percentage of ownership of Alliance Common Stock shown above is calculated based on the number of shares of Alliance Common Stock outstanding as of February 5, 1996, assuming an Alliance Average Trading Price of $3.75 and issuance of 13,307,000 shares of Alliance Common Stock in the Merger and related transactions, and in a planned financing transaction expected to occur simultaneously with consummation of the Merger, but such financing may involve different amounts of debt and equity securities. See "The Merger--Ownership of Alliance Common Stock Immediately After the Merger".

Recommendation of the
 Alliance Board of
 Directors..................  The Alliance Board, by unanimous vote, (i)
                              determined that the Merger is consistent with, and in furtherance of, the long-term business strategies of Alliance and is fair to, and in the best interest of, Alliance and its stockholders,
                              (ii) approved and adopted the Merger Agreement,
                              (iii) approved the Merger and the other
                              transactions contemplated by the Merger
                              Agreement, (iv) recommended approval and adoption of the Merger Agreement and the other transactions contemplated thereby by the holders of Alliance Common Stock and (v) recommended that stockholders vote in favor of the nominees to the Alliance Board. In considering the recommendation of the Alliance Board with respect to the Merger Agreement and the transactions contemplated thereby, Alliance stockholders should be aware that certain members of Alliance's management and Board of Directors have certain interests in the Merger that are in addition to the interests of Alliance stockholders generally. See "Risk Factors--Alliance and BGII Conflicts of Interest" and "The Merger--Interests of Certain Persons in the Merger".

Recommendation of the BGII
 Board of Directors.........
                              The BGII Board, by unanimous vote (i) determined that the Merger is consistent with, and in furtherance of, the long-term business strategies of BGII and is fair to, and in the best interest of, the holders of BGII Common Stock, (ii) determined that the Merger Consideration is fair, from a financial point of view, to the holders of the BGII Common Stock, (iii) approved the Merger and adopted the Merger Agreement (including provisions relating to BGII's incentive plans) and (iv) recommended the approval and adoption of the Merger and Related Proposals by the holders of BGII Common Stock. In considering the recommendation of the BGII Board with respect to the Merger Agreement and the transactions contemplated thereby, BGII stockholders should be aware that certain members of BGII's management and Board of Directors have certain interests in the Merger that are in addition to the interests of BGII stockholders generally, including changes in the terms of option awards and certain payments in connection with the termination or continuation of their respective employment agreements. See "Risk Factors-- Alliance and BGII Conflicts of Interest"; and "--Absence of Special Committee"; "The Merger--Interests of Certain Persons in the Merger" and "BGII Executive Officers and Executive Compensation". The BGII Board, by unanimous vote, recommends the election of the nominees for directors. See "The Merger--BGII's Reasons for the Merger; Recommendations of BGII Board of Directors".

                              In 1993 the BGII Board determined that a long-term strategic partnership or business combination would be in the best interests of BGII and its stockholders. In June 1995, BGII entered into a merger agreement (the "WMS Agreement") with WMS Industries Inc. ("WMS"). At the meeting in which the Board approved the original Merger Agreement, as executed on October 18, 1995, the Board had determined for reasons discussed under "The Merger--Background of the Merger" that a merger with WMS was unlikely to occur. In light of the foregoing, the BGII Board considered the following factors during their deliberation with respect to the Merger
                              Agreement: (i) the number of shares for which cash consideration would be paid increased from 5,400,000 shares under a then-pending Alliance tender offer to 5,900,000 under the Merger Agreement; (ii) the terms of the Alliance permanent financing which were included in the Merger Agreement as a condition to closing would permit the combined entity the opportunity to operate and grow; (iii) the Exchange Ratio was subject to a collar and the Alliance Common Stock was then trading above the lower end of the collar; and (iv) BGII stockholders would retain their ability to benefit from the continued growth of BGII through their stock ownership of the combined entity after the Merger. The Board also considered information concerning the business of Alliance and BGII and the financial presentation (including factors considered in connection with such presentation) and opinion of Ladenburg, Thalmann & Co. Inc. ("Ladenburg") as to the fairness, from a financial point of view, of the Merger Consideration to holders of BGII Common Stock, as more fully described under the caption "The Merger--Prior Opinions of BGII Financial Advisor".

                              The BGII Board considered the following factors during their deliberation with respect to the amended Merger Agreement, as executed on January 23, 1996: (i) the $11.70 value of the Merger Consideration under the amended Merger Agreement approximates the market value of the Merger Consideration under the original Merger Agreement; (ii) the Cash Consideration under the amended Merger Agreement is the same as under the original Merger Agreement; (iii) the Alliance Series B Special Stock is senior in right of payment to the Alliance Common Stock; (iv) the restructuring of the Merger Agreement facilitates Alliance's ability to raise the financing necessary to close the Merger and therefore increases the certainty that the Merger will close; (v) the pricing of the Series B Special Stock for purposes of the Merger would be based on the price of such security to the public; and (vi) the pricing mechanism for the Alliance Common Stock to be issued in the Merger is not subject to a collar and the Alliance Common Stock was trading below the lower end of the collar previously applicable to the Merger pricing. The foregoing factors set forth in clauses (i) through (vi) above, as well as Ladenburg's opinion, support the BGII Board's determination with respect to the fairness of the Merger to the BGII stockholders. The BGII Board based its decision to approve and recommend to stockholders the amended Merger Agreement on its determination with respect to the fairness of the Merger, as well as its prior determination that a long-term strategic partnership is in the best interest of BGII and its stockholders. The BGII Board also considered information concerning the business of Alliance and BGII and the financial presentation (including factors considered in connection with such presentation) and opinion of Ladenburg as to the fairness, from a financial point of view, of the Merger Consideration under the amended Merger Agreement to holders of BGII Common Stock, as more fully described under the caption "The Merger--Opinion of BGII Financial Advisor."

Opinion of BGII Financial     Ladenburg has delivered its written opinion to
 Advisor....................  the BGII Board to the effect that, as of January
                              19, 1996, the Merger Consideration under the amended Merger Agreement is fair, from a financial point of view, to the holders of BGII
                              Common Stock.

                              Ladenburg's determination that the consideration in the Merger under the amended Merger Agreement is fair from a financial point of view is based on the quantitative and qualitative analyses used to evaluate BGII and Alliance. Ladenburg conducted a number of valuation analyses to compare a range of consideration values to be received in the Merger under the amended Merger Agreement and determined a range of per share equity values for BGII and Alliance. Ladenburg also analyzed pro forma results for a combination of BGII with Alliance under the original Merger Agreement and under the amended Merger Agreement. The analyses used to determine per share equity values for Alliance included a historical market price analysis, a market multiples analysis, an acquisition multiples analysis, a discounted cash flow analysis and a break-up valuation analysis. Ladenburg used the median per share equity value from each analysis to develop a range of values. Ladenburg considered this range of per share values in evaluating the stock portion of the consideration in the Merger under the amended Merger Agreement. Ladenburg also compared the consideration to be received in the Merger under the amended Merger Agreement to the range of derived equity values for BGII. The analyses used to determine per share equity values for BGII included a historical market price analysis, a market multiples analysis, an acquisition multiples analysis, a discounted cash flow analysis and a takeover premium analysis. Ladenburg then compared the consideration to be received in the Merger under the original Merger Agreement to the consideration to be received in the Merger under the amended Merger Agreement and compared the pro forma results and prospects for BGII in a combination with Alliance under the original Merger Agreement to BGII in a combination with Alliance under the amended Merger Agreement.

                              For information on the assumptions made, matters considered and limits of the review by Ladenburg, stockholders are urged to read in its entirety the opinion of Ladenburg, a copy of which is attached as Annex II to this Proxy Statement/Prospectus and "The Merger--Opinion of BGII Financial Advisor."

                              Ladenburg had delivered its oral opinion to the BGII Board to the effect that, as of October 17, 1995, the Merger Consideration under the original Merger Agreement was fair, from a financial point of view, to the holders of BGII Common Stock and that the merger contemplated by the WMS Agreement (the "WMS Merger") was not as favorable as the Merger under the original Merger Agreement, from a financial point of view, to BGII's stockholders. Ladenburg considered WMS's original offer which had an exchange ratio of .55 shares of WMS Common Stock for each share of BGII Common Stock and required the sale of Bally Wulff as a precondition to closing and not the increased exchange ratio in the Revised WMS Proposal, due to the fact that WMS had placed several conditions on its increased offer which BGII could not or would not meet, including certain restrictions on the sale of Bally Wulff and the securing of the breakup fee.

                              The Merger Agreement originally contained a cash election feature, the elimination of which was subsequently approved by the BGII Board of Directors. Ladenburg advised the BGII Board that the elimination of the cash election feature does not affect the value of the aggregate consideration delivered to BGII stockholders and therefore Ladenburg would not deliver a separate fairness opinion with respect to the amendment of the Merger Agreement to eliminate the cash election feature.

                              Ladenburg's determination that the consideration in the Merger under the original Merger Agreement was fair and that the WMS Merger was not as favorable as the Merger under the original Merger Agreement, from a financial point of view, was based on the quantitative and qualitative analyses used to evaluate BGII, Alliance and WMS. Ladenburg conducted a number of valuation analyses to compare a range of consideration values to be received in the Merger under the original Merger Agreement and the WMS Merger and determined a range of per share equity values for BGII and Alliance. Ladenburg also analyzed pro forma results for a combination of BGII with Alliance and with WMS. The analyses used to determine per share equity values for Alliance included a historical market price analysis, a market multiples analysis, an acquisition multiples analysis, a discounted cash flow analysis and a break-up valuation analysis. Ladenburg used the median per share equity value from each analysis to develop a range of values. Ladenburg considered this range of per share values in evaluating the stock portion of the consideration in the Merger. Ladenburg also compared the consideration to be received in the Merger to the range of derived equity values for BGII. The analyses used to determine per share equity values for BGII included a historical market price analysis, a market multiples analysis, an acquisition multiples analysis, a discounted cash flow analysis and a takeover premium analysis. Ladenburg then compared the consideration to be received in the Merger under the original Merger Agreement to the consideration in the WMS Merger and compared the pro forma results and prospects for BGII in a combination with Alliance to BGII in a combination with WMS.

                              In view of the fact that the Revised WMS Proposal was subject to conditions that BGII was unable or unwilling to fulfill, the Board determined that it was not representative of the value to be received upon a sale of BGII. Therefore Ladenburg considered only the terms of the WMS Agreement in evaluating the terms of the Merger Agreement. In addition, the BGII Board considered only the terms of the WMS Agreement in evaluating Ladenburg's opinion and the terms of the Merger Agreement and concluding that the Merger Consideration was a fair price for BGII.

                              For information on the assumptions made, matters considered and limits of the reviews by Ladenburg with respect to opinions delivered by Ladenburg prior to January 19, 1996, see "The Merger--Prior Opinions of BGII Financial Advisor".

Conditions to Consummation
 of the Merger and
 Termination................
                              The obligations of Alliance and BGII to
                              consummate the Merger are subject to various conditions, including obtaining requisite stockholder and regulatory approvals and Alliance's obtaining $150,000,000 in financing on commercially reasonable terms, with such financing including (i) the sale for cash pursuant to a registered public offering of Series B Special Stock (which may not be sold as part of a unit with any other security) in which Alliance receives gross cash proceeds prior to the payment of expenses and underwriting discounts and commissions of at least $15,000,000 and (ii) at least $100,000,000 of bank debt, other debt having a term of at least four years and/or equity of any type (provided that any preferred stock shall not be redeemable (other than at the option of Alliance) for at least four years) (the "Financing Condition"). See "Certain Provisions of the Merger Agreement--Conditions to Consummation of the Merger".

                              The Merger Agreement may be terminated at any time prior to the Effective Time by mutual consent of Alliance and BGII, or by either party if (i) any governmental entity whose approval is required for consummation of the Merger denies approval of the Merger and such denial becomes final and nonappealable, (ii) the Effective Time has not occurred at or before 11:59 p.m. New York time on May 3, 1996; provided, however, the right to terminate the Merger Agreement pursuant to clause (i) or (ii) above will not be available for any party whose failure to fulfill any of its obligations under the Merger Agreement has been the cause of or resulted in the occurrence of any of the events described in clauses (i) or (ii) above, (iii) its stockholders do not approve the Merger at its Meeting or (iv) the other party has breached any representation, warranty, covenant or agreement in the Merger Agreement such that the closing conditions could not be expected to be satisfied by May 3, 1996. See "Certain Provisions of the Merger Agreement--Termination".

                              BGII may also terminate the Merger Agreement if
                              (i) the BGII Board fails to make, withdraws, or modifies or changes its recommendation of the Merger based on the BGII Board's good faith determination, after consultation with counsel, that making such recommendation, or the failure to withdraw, modify or change such recommendation, could reasonably be deemed a breach of its fiduciary duties under applicable law, (ii) the BGII Board recommends to BGII stockholders an Alternative Proposal (as herein defined) that the BGII Board determines in good faith, after consultation with its financial advisors, is likely to be more favorable, from a financial point of view, to BGII's stockholders than the Merger or (iii) Alliance engages in any merger, acquisition, disposition or similar transaction with a third party which transaction requires the approval of Alliance stockholders. See "Certain Provisions of the Merger Agreement-- Termination".

                              In the event the Merger Agreement is not approved by BGII's stockholders, BGII will terminate the Merger Agreement. Upon termination of the Merger Agreement, BGII will continue as an independent company and may explore a strategic business combination with other suitable companies. BGII has not identified any entity with which it would pursue a strategic business combination in the event of termination of the Merger Agreement. It is unlikely that BGII would enter into a business combination transaction since the marketplace has been aware of BGII's interest in a possible business combination transaction and no parties other than WMS and Alliance have made bids for BGII. Accordingly, if the Merger is not approved or not consummated for some other reason, BGII would most likely continue as an independent company. See "The Merger--Considerations for BGII Stockholders".

Effective Time..............
                              The Merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware after the satisfaction or waiver of the conditions set forth in the Merger Agreement. This is expected to occur on or after April 25 but not later than May 3, 1996. The financing referred to above under "Conditions to Consummation of the Merger and Termination" will be consummated at the same time. See "The Merger--Effective Time".

Interests of Certain
 Persons in the Merger......
                              In considering the recommendation of the BGII Board with respect to the Merger Agreement and the transactions contemplated thereby, BGII stockholders should be aware that certain members of BGII's management and Board of Directors have certain interests in the Merger that are in addition to the interests of BGII stockholders generally, including in connection with the termination of their respective employment agreements. See "Risk Factors--Alliance and BGII Conflicts of Interest" and "The Merger--Interests of Certain Persons in the Merger" and "BGII Executive Officers and Executive Compensation." If the Merger is consummated, Messrs. Gillman and Jenkins would be entitled to certain lump-sum payments, without discount to present value, in connection with the termination of their respective employment agreements and performance unit awards. Alliance has consented to payment of the following amounts: Richard Gillman, $8,000,000 payable $5,000,000 in cash and
                              $3,000,000 in Alliance Common Stock (valued at the Alliance Average Trading Price which shall not be deemed greater than $6.00 or less than $4.25); and Neil Jenkins, $1,320,000 payable $825,000 in cash and $495,000 in Alliance Common Stock (valued at the Alliance Average Trading Price which shall not be deemed greater than $6.00 or less than $4.25). The Merger Agreement provides that the above-described payments to Mr. Gillman and Mr. Jenkins are subject to approval by BGII. The BGII Board has approved the $5,000,000 cash payment to Mr. Gillman and the above-described payments to Mr. Jenkins. Mr. Kloss and Alliance have agreed that at the Effective Time he will receive $1,500,000 in cash and $3,000,000 in Alliance Common Stock (valued at the Alliance Average Trading Price which shall not be deemed greater than $6.00 or less than $4.25) and that he would continue as president of Gaming for a period of one year at a salary of $250,000 per annum. Mr. Kloss and Alliance have also agreed that his current employment arrangement with Bally Wulff would continue until the end of its term in May 1998 and that Mr. Kloss would be entitled to certain bonus payments based on future performance. Mr. Conover and Alliance have agreed that at the Effective Time, he will receive $702,000, payable $234,000 in cash and $468,000 in Alliance Common Stock (valued at the Alliance Average Trading Price which shall not be deemed greater than $6.00 or less than $4.25). In addition, options held by each non-employee director of BGII which are outstanding under the 1991 Directors Plan or 1994 Plan will be exercisable for the Merger Consideration per share of BGII Common Stock subject to the stock options and the term during which such options may be exercised will be extended. See "BGII Plans and Amendments--1991 Directors Plan" and "The Merger--Interests of Certain Persons in the Merger". Executive officers and directors of BGII currently hold options exercisable into 565,000 shares of BGII Common Stock. Assuming the Merger Consideration is worth $11.70 per share, and assuming the amendments to the 1991 Plan and 1991 Directors Plan are adopted, such options would be exercisable immediately after the Effective Time for $6,610,500 worth of Alliance Common Stock without taking into account the exercise price of such options. The BGII Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. See "Risk Factors--Alliance and BGII Conflicts of Interest" and "--Absence of Special Committee" and "The Merger--Interests of Certain Persons in the Merger". In addition, the exercise period of certain outstanding stock options held by BGII's executive officers will be extended. See "BGII Plans and Amendments". As of the date of this Proxy Statement/Prospectus, BGII's executive officers are as follows: Richard Gillman (Chairman of the Board and Chief Executive Officer), Hans Kloss (President and Chief Operating Officer of BGII and Managing Director of Bally Wulff), Neil E. Jenkins (Executive Vice President and Secretary), Scott Schweinfurth (Senior Vice President, Chief Financial Officer and Treasurer) and Robert Conover (President of Bally Systems, a division of Bally Gaming, Inc.). With the exception of Messrs. Kloss and Conover, who will continue to be employed by the combined company following the Merger, and Messrs. Gillman and Jenkins, who will no longer be employed by the combined company following the Merger, no determination has yet been made as to which, if any, of the other executive officers will be employed by Alliance after the Merger. See "The Merger--Interests of Certain Persons in the Merger" for a discussion of amounts to which such officers are entitled under their respective employment agreements and under BGII's incentive plans as a result of the Merger and such termination.

                              In considering the recommendation of the Alliance Board with respect to the Merger Agreement and the transactions contemplated thereby, Alliance stockholders should be aware that certain members of Alliance's management and Board of Directors have certain interests in the Merger that are in addition to the interests of Alliance stockholders generally. See "Risk Factors-- Alliance and BGII Conflicts of Interest" and "The Merger--Interests of Certain Persons in the Merger". If the Merger is consummated, certain executive officers and directors of Alliance will be entitled to receive certain options and warrants to purchase Alliance Common Stock. See "Risk Factors--Alliance and BGII Conflicts of Interest" and "The Merger--Interest of Certain Persons in the Merger". The Alliance Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

Expenses....................  BGII has agreed in the Merger Agreement that BGII will pay Alliance a fee of $2,800,000 in the event Alliance has not breached its obligations under the Merger Agreement and the Merger Agreement is terminated by BGII because (i) the BGII Board recommends to BGII stockholders an alternative proposal that the BGII Board determines in good faith, after consultation with its financial advisors, is likely to be more favorable, from a financial point of view, to BGII's stockholders than the Merger; (ii) the BGII Board fails to make, withdraws, or modifies or changes its recommendation of the Merger based on the BGII Board's good faith determination, after consultation with counsel, that making such recommendation, or the failure to withdraw, modify or change such recommendation, could reasonably be deemed a breach of its fiduciary duties under applicable law or (iii) if BGII's stockholders do not approve and adopt the Merger Agreement at the BGII Annual Meeting and within six months after such termination by BGII a transaction occurs or is announced that would result in a change in control of BGII or the sale or other disposition by BGII of substantial assets.

                              BGII has also agreed in the Merger Agreement that in the event Alliance has not breached its obligations under the Merger Agreement and the Merger Agreement is terminated for any reason other than breach by Alliance of its obligations under the Merger Agreement or its failure to obtain the required financing where such failure is not primarily attributable to BGII, BGII will reimburse Alliance for its out-of-pocket costs and expenses incurred in connection with the transactions contemplated by the Merger Agreement and its prior tender offer and consent solicitation, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, amounts previously paid as indemnities to BGII and its directors or otherwise incurred in respect of the termination of the WMS Agreement and financing commitment fees and expenses up to but not in excess of the sum of $2,000,000 (but without limit in certain circumstances). See "Certain Provisions of the Merger Agreement--Expenses and Termination Fees".

                              Alliance has agreed in the Merger Agreement that if the Merger Agreement is terminated by Alliance because its stockholders do not approve the Merger Agreement at the Alliance Annual Meeting and prior to such termination any person shall have acquired beneficial ownership of, or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, more than 35% of the then outstanding Alliance Common Stock, Alliance shall pay to BGII a fee of $2,800,000.

                              Alliance has also agreed in the Merger Agreement that if the Merger Agreement is terminated by Alliance because Alliance's stockholders do not approve the Merger Agreement at the Alliance Annual Meeting, then Alliance shall reimburse BGII for all of its out-of-pocket costs and expenses, without limit, incurred in connection with the transactions contemplated by the Merger Agreement and the Alliance Offer and Consent Solicitation, including, without limitation, fees and disbursements of counsel, financial advisors and accountants. See "Certain Provisions of the Merger Agreement--Expenses and Termination Fees".

Financing...................
                              Section 7.1.6. of the Merger Agreement stipulates as a condition to the Merger that Alliance obtain $150,000,000 of financing, with such financing to include the sale for cash pursuant to a registered public offering of Series B Special Stock on commercially reasonable terms in which Alliance receives $15,000,000 in gross proceeds (prior to payment of expenses and underwriting discounts and commissions) and at least $100,000,000 of bank debt, other indebtedness having a term of at least four years and/or equity of any type (provided that any preferred stock shall not be redeemable (other than at the option of Alliance) for at least four years). In order to satisfy the financing condition and provide for working capital, Alliance currently plans to raise such financing by issuing in an underwritten transaction $100,000,000 of senior secured notes with a 5 to 7 year maturity and the remainder by issuing in separate underwritten transactions shares of Alliance Common Stock and shares of Series B Special Stock (the "Financing"), each expected to occur at the same time as the Merger. In addition, although the parties' obligations to consummate the Merger is conditioned on receipt of $15,000,000 in gross proceeds from the sale of Series B Special Stock, Alliance has agreed in the Merger Agreement to file with the Commission a registration statement covering at least $25,000,000 of Series B Special Stock and use its reasonable commercial efforts to attempt to sell pursuant to a public offering $25,000,000 of Series B Special Stock (valued at the liquidation value thereof). However, failure to sell the additional Series B Special Stock (above the $15,000,000 gross proceeds amount which is a condition to the parties' obligations under the Merger Agreement) will not excuse either party from consummating the Merger. The Financing could also involve other public or private issuances of debt (including convertible debt or debt accompanied by warrants) and/or equity securities or foreign or domestic bank loans. See "Certain Provisions of the Merger Agreement--Conditions to Consummation of the Merger" and "The Merger--Financing". The proceeds of the Financing are expected to be used as follows: (i) $76,700,000 to pay the Cash Consideration; and (ii) approximately $69,900,000 to refinance existing BGII indebtedness, with the remainder to be used to pay transaction fees and expenses. Any excess will be used for working capital purposes.

Regulatory Approvals          Certain aspects of the Merger will require
 Required...................  notification to, and/or approvals from, certain
                              Federal and state authorities, including gaming authorities, as well as in certain of the foreign jurisdictions in which Alliance and/or BGII currently operate. It is a condition to the obligations of Alliance under the Merger
                              Agreement that approvals from certain state
                              (including Nevada) gaming regulators which are required before the Effective Time are so obtained. Gaming regulators in certain jurisdictions, including the gaming regulators in Nevada, will not act with respect to applications for such approval until stockholders of both
                              Alliance and BGII have approved the Merger. An application for the acquisition of control of BGII by Alliance and related matters has been filed with the Nevada Gaming Commission and is expected to be considered at its regularly scheduled meeting in April 1996, although no assurance can be given in that regard. Alliance and BGII expect to receive all required pre-closing approvals from gaming regulators prior to the time the Merger is currently anticipated to be consummated, although no assurances can be given in that regard. See "The Merger--Regulatory
                              Filings and Approvals".

                              BGII's activities with regard to its former VLT distributor in Louisiana have been the subject of inquiries by gaming regulators, including regulators in Louisiana and New Jersey. For a discussion of such inquiries and their effect on BGII and the surviving corporation after the consummation of the Merger, see "Risk Factors-- Ongoing BGII Regulatory Investigations" and "Litigation Matters".

Appraisal Rights............  Under Delaware law, holders of shares of BGII
                              Common Stock are entitled to appraisal rights in the Merger under Section 262 of the Delaware General Corporation Law (the "DGCL"). Stockholders who elect to demand appraisal of their shares must comply with the requirements set forth in that section, which is attached as Annex VI hereto. FAILURE TO STRICTLY COMPLY WITH THESE REQUIREMENTS WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS. Holders of shares of Alliance Common Stock will not have appraisal rights under Nevada law with respect to the Merger. See "The Merger--Appraisal Rights" and Annex VI hereto.

Federal Income Tax
 Consequences of the
 Merger.....................
                              In the Merger, holders of BGII Common Stock generally will recognize capital gain or loss equal to the difference between (x) the tax basis for the shares of BGII Common Stock surrendered and (y) the sum of (i) the cash received, including cash received in lieu of fractional shares plus (ii) the fair market value of the shares of Alliance Common Stock received plus
                              (iii) the fair market value of the Series B
                              Special Stock received. The fair market value of each share of Alliance Common Stock or Series B Special Stock received by a holder of BGII Common Stock will equal the mean between the highest and lowest quoted selling prices of the Alliance Common Stock or Series B Special Stock on the date of the Effective Time.

                              Holders of shares of Series B Special Stock will recognize ordinary income upon the payment of a dividend (to the extent of Alliance's current or accumulated earnings and profits) of additional shares of Series B Special Stock equal to the fair market value of such additional shares. The fair market value of each share of Series B Special Stock paid as a dividend will equal the mean between the highest and lowest quoted selling prices of the Series B Special Stock on the date of the payment. A distribution in excess of

                              Alliance's current and accumulated earnings and profits will be a tax free return of capital to the extent of a holder's tax basis in the Series B Special Stock, and thereafter, capital gain income.

Risk Factors................  Stockholders of Alliance and BGII should carefully evaluate the matters set forth under "Risk Factors" and "Litigation Matters".

Executive Officers and
 Directors After the
 Merger.....................

                              The directors and executive officers of Alliance will continue in office following the Merger and two directors will be elected at the Alliance Annual Meeting. See "Management Before and After the Merger" and "Election of Alliance Directors". No determination has been made as to which BGII officers will be employed by Alliance following the consummation of the Merger with the exception of Hans Kloss and Robert Conover, who will be continuing with the combined entity, and Richard Gillman and Neil Jenkins who will not continue to be employed by the combined entity following the consummation of the Merger. Following consummation of the Merger, Alliance intends to evaluate the composition of the Alliance Board to insure that the Alliance Board includes individuals having appropriate skills and experience in light of the expanded scope of Alliance's operations.

FINANCIAL MATTERS AFTER THE MERGER

Accounting Treatment........  The Merger will be accounted for by Alliance under the "purchase" method of accounting in accordance with generally accepted accounting principles. Therefore, the aggregate consideration paid by Alliance in connection with the Merger will be allocated to BGII's assets and liabilities based on their fair values with any excess being treated as excess of purchase cost over amount assigned to net assets acquired. The assets and liabilities and results of operations of BGII will be consolidated into the assets and liabilities and results of operations of Alliance subsequent to the Effective Time. See "Financial Matters After the Merger--Accounting Treatment".

Dividend Policy After the     It is the current intention of the Alliance Board
 Merger.....................  not to pay cash dividends on the Alliance Common
                              Stock following the Merger. The payment of future dividends will be determined by the Alliance
                              Board in light of Alliance's alternative opportunities for investment and the earnings and financial condition of Alliance and its subsidiaries, among other factors. See "Financial
                              Matters After the Merger--Common Stock Dividend
                              Policy After the Merger". Alliance intends to pay dividends on the Series B Special Stock in accordance with its terms. See "Description of Alliance Capital Stock--Description of Series B
                              Special Stock".

TRADEMARKS AND TRADE NAMES..  The trademarks, trade names and service marks used in this Proxy Statement/Prospectus in connection with Alliance and BGII and their respective subsidiaries, affiliates, and businesses are proprietary or licensed to Alliance or BGII or their subsidiaries or affiliates, as the case may be. BGII licenses the name "Bally" from BEC for use in its business pursuant to a trademark license agreement. See "Risk Factors--BGII Tradename", "The Companies--Bally Gaming International, Inc.--Gaming--Trade Name License" and "Litigation Matters".

Litigation..................  WMS has instituted a lawsuit in New York State
                              Court against BGII alleging, among other things, that $4.8 million is due and payable from BGII to WMS as a result of BGII's termination of the WMS Agreement. See "Litigation Matters" for a description of this claim as well as certain purported class actions and other pending litigation and claims.

                              On November 20, 1995, Alliance, the Merger
                              Subsidiary and BGII commenced an action against BEC in Federal District Court in Delaware seeking a declaratory judgment that the combined company following the Merger will be permitted to use the trade name "Bally" (the "Alliance Action"). On November 28, 1995, BEC commenced an action against BGII, Gaming, Alliance and the Merger Subsidiary in Federal District Court in New Jersey seeking to enjoin such parties from using the "Bally" trade name (the "BEC Action"). On February 16, 1996, BGII received notice from BEC alleging that BGII had violated the License Agreement by, among other things, granting to Marine Midland Business Loans, Inc. a security interest in general intangibles. In such notice, BEC also stated that as a result of the foregoing, it was immediately terminating the License Agreement. BGII does not believe that it has violated the terms of the License Agreement and BGII will defend its position against BEC's claims. See "Litigation Matters".

ELECTION OF ALLIANCE
 DIRECTORS

Slate of Nominees...........
                              The following persons have been nominated by the Alliance Board for election to the Alliance
                              Board: Christopher Baj and David Robbins.

Term upon Election..........  Upon election, each nominee would hold office until the Annual Meeting of Stockholders in 1998.

Recommendation of Alliance    The Alliance Board recommends that stockholders
 Board......................  vote in favor of the nominees for the Alliance
                              Board.

                              See "Election of Alliance Directors".

BGII PLANS AND AMENDMENTS

1994 Stock Option Plan for
 Non-Employee Directors, as
 amended....................
                              The 1994 Plan provides for the grant of options to each non-employee director to purchase 25,000 shares of BGII Common Stock and provides that, at the Effective Time (a) all options outstanding under the 1994 Plan shall vest and remain exercisable with respect to the total number of shares of BGII Common Stock underlying each such option, (b) all options outstanding under the 1994 Plan shall remain exercisable until the earlier of (i) the expiration of the original term of the option grant (without regard to Section 10 of the 1994 Plan or other Change of Control provisions within the applicable award agreement), or (ii) three years from the Effective Time, (c) all provisions in the 1994 Plan and any applicable award agreement which terminate, or otherwise shorten the period in which an option would be exercisable by an optionee who is a director of BGII as a result of such person ceasing to be a director, officer or employee of BGII shall be of no further force or effect and (d) each outstanding option shall be exercisable, at the exercise price of the option, for the Merger Consideration per share of BGII Common Stock subject to the option.

                              The 1994 Plan was designed to enable BGII to secure non-employee persons of requisite business experience and ability to serve on the BGII Board. Further, the 1994 Plan is designed to provide the participants the opportunity to benefit from the Merger by allowing the exercise of their options for a three-year period after the Effective Time. The value to be received upon exercise of an option under the 1994 Plan is $11.70, which is the value of the per share Merger Consideration as well as the value to be received on a per share basis under the 1991
                              Plan (assuming the employees do not elect to receive Alliance Common Stock in lieu of Merger Consideration upon exercise of their options) and 1991 Directors Plan. See "BGII Plans and Amendments".

Amendment No. 3 to the 1991
 Incentive Plan and 1991
 Non-Employee Directors'
 Option Plan................

                              Amendment No. 3 to the 1991 Incentive Plan provides that upon the Effective Time (a) all options outstanding under the 1991 Plan shall vest and remain exercisable until the earlier of
                              (i) the expiration of the original term of the option grant (without regard to Section 17 of the 1991 Plan or other Change of Control provisions within the applicable award agreement), (ii) three years from the Effective Time or (iii) except with respect to Messrs. Gillman, Kloss and Jenkins, in the event the option holder's employment is terminated for cause (which is not defined in the 1991 Plan) or such employee voluntarily terminates his employment, on the date of such termination, (b) all provisions in the 1991 Plan and any applicable award agreement which terminate the exercise period during which an option would be exercisable by an optionee who is a director of BGII as a result of such person ceasing to be a director, officer or employee, as the case may be, of BGII shall be of no further force or effect, and (c) each outstanding option shall be exercisable, at the exercise price of such option, for the Merger Consideration per share of BGII Common Stock subject to such option; provided however, that in the event the holder of such option has delivered proper notice of election to BGII prior to the Effective Time, each option held by such holder shall be exercisable for that number of shares of Alliance Common Stock equal to the number of shares of BGII Common Stock subject to such option at an exercise price equal to the Alliance Average Trading Price.

                              Amendment No. 3 to the 1991 Directors Plan provides that upon the Effective Time (a) all options outstanding under the 1991 Directors Plan shall vest and remain exercisable until the earlier of (i) the expiration of the original term of the option grant (without regard to Section 13 of the 1991 Directors Plan or other Change of Control provisions within the applicable award agreement) or (ii) three years from the Effective Time, (b) all provisions in the 1991 Directors Plan and any applicable award agreement which terminate, or otherwise shorten the exercise period during which an option would be exercisable by an optionee who is a director of BGII as a result of such person ceasing to be a director, officer or employee of BGII shall be of no further force or effect and (c) each outstanding option shall be exercisable, at the exercise price of the option, for the Merger Consideration per share of BGII Common Stock subject to the option. See "BGII Plans and Amendments".

                              In the event the above-described amendments are not approved, pursuant to each of the 1991 Plan and the 1991 Directors Plan, as currently in effect, upon BGII stockholder approval of the Merger (a) all options outstanding shall become fully vested and exercisable with respect to the total number of shares of BGII Common Stock underlying each such option and (b) all options outstanding shall terminate not later than 180 days in the case of the 1991 Plan, and 90 days in the case of the 1991 Directors Plan after BGII stockholder approval of the Merger. See "BGII Plans and Amendments".

                              In general, the effect of the amendments to the 1991 Plan and the 1991 Directors Plan would change (i) the length of the relevant time period in which an option holder would be permitted to exercise his options (ii) the date of commencement of such time period which would change from the 180-day (in the case of the 1991
                              Plan) or 90-day (in the case of the 1991
                              Directors Plan) period following BGII stockholder approval of the Merger to the three-year period following the Effective Time, and (iii) the consideration for which and, under certain circumstances, the price at which the option may be exercised. See "BGII Plans and Amendments".

                              The purpose of each Amendment No. 3 is to provide participants in the respective Plans the opportunity to benefit from the Merger by allowing the exercise of their options for a three-year period after the Effective Time, which options at the Effective Time will represent options to purchase Alliance Common Stock. In addition, the purpose of Amendment No. 3 to the 1991 Plan is to provide employees with the option of electing to retain the ability to participate in any growth of BGII through ownership of Alliance

                              Common Stock. Assuming that employees do not elect to receive Alliance Common Stock in lieu of Merger Consideration, the value received upon exercise of an option under the 1991 Plan is $11.70, which is the value of the per share Merger Consideration as well as the value to be received on a per share basis under the 1991 Directors Plan and 1994 Plan. In addition, the purpose of Amendment No. 3 to the 1991 Directors Plan is designed to provide the participants the opportunity to benefit from the Merger Agreement by allowing the exercise of their options for a three year period after the Effective Time. The value to be received upon exercise of an option under the 1991 Directors Plan is $11.70, which is the value of the per share Merger Consideration as well as the value to be received on a per share basis under the 1991 Plan (assuming that employees do not elect to receive Alliance Common Stock in lieu of Merger Consideration upon exercise of their options) and 1994 Plan.

Recommendation of BGII
 Board of Directors.........
                              The BGII Board recommends that BGII stockholders vote in favor of the proposal regarding the Merger Agreement, which includes the approval of the 1994 Stock Option Plan for Non-Employee Directors, as amended, and Amendment No. 3 to each of the 1991 Incentive Plan and 1991 Non-Employee Directors' Option Plan. See "The Merger--BGII's Reasons for the Merger; Recommendations of the BGII Board of Directors".

ELECTION OF BGII DIRECTORS

Slate of Nominees...........  The following persons have been nominated by the
                              BGII Board for election to the BGII Board, each of whom is currently a director of BGII: Richard Gillman, Hans Kloss, Neil E. Jenkins, Charles C. Carella, James J. Florio, Lewis Katz and Kenneth
                              D. McPherson.

Term upon Election..........  Upon election, each nominee would hold office until the earlier of (x) the Effective Time or
                              (y) the next Annual Meeting of Stockholders of BGII and the election and qualification of their successors.

Recommendation of BGII
 Board of Directors.........
                              The BGII Board recommends stockholders vote in favor of the nominees for the BGII Board. See "The Merger--BGII's Reasons for the Merger; Recommendations of the BGII Board of Directors".

                                 RISK FACTORS

  Stockholders of Alliance and BGII should consider carefully all of the information contained in this Proxy Statement/Prospectus and, in particular, the following:

    Implementation of Merger. Alliance's future operations and earnings will be largely dependent upon Alliance's ability to integrate the businesses separately conducted by Alliance and BGII prior to the Merger. Alliance and BGII currently operate in different segments of the gaming industry, with virtually no overlap in their activities. There can be no assurance that Alliance will successfully integrate the former separate businesses of Alliance and BGII, and a failure to do so would have a material adverse effect on Alliance's results of operations and financial condition. Additionally, although Alliance does not currently have any specific acquisition plans, the need to focus management's attention on integration of the separate businesses may limit Alliance's ability to successfully pursue acquisitions or other opportunities related to its business for the foreseeable future. Although Alliance plans to introduce more sophisticated technology into BGII's gaming devices, there is no assurance that it will succeed in doing so. While management cannot precisely quantify such savings, Alliance expects to realize cost savings of approximately $5.0 million on an annual basis (primarily through the reduction of duplicative costs, such as facility, legal, accounting and compensation costs) as a result of the Merger. In order to achieve these cost savings, Alliance believes it will incur initial costs of $1.0 million. The achievement of these savings is significantly dependent on the successful implementation of the Merger. There can be no assurance, however, that such savings will be achieved or sustained. See "Unaudited Pro Forma Condensed Combined Financial Information".

    Operating History-Recent Losses. Alliance incurred net losses of $3.7 million, $13.1 million, $10.8 million and $5.0 million and $9.4 million during the fiscal years ended June 30, 1993, 1994 and 1995 and the six months ended December 31, 1994 and 1995, respectively, whereas BGII had net income of $5.3 million, a net loss of $23.4 million, net income of $3.8 million and a net loss of $3.4 million for the fiscal years ended December 31, 1992, 1993, 1994 and 1995, respectively. Alliance management believes that of the losses of Alliance during the fiscal years ended June 30, 1993, 1994 and 1995, approximately $900,000, $6.4 million, and $2.4 million, respectively, were attributable to non-recurring items primarily reflecting the discontinuance of businesses and prior management strategies. In addition, BGII management believes that of BGII's loss for its fiscal year ended December 31, 1995, $5.8 million was attributable to certain unusual charges incurred by BGII. Nevertheless, there can be no assurance that Alliance will be profitable in the future or that future results will improve as a result of the Merger. On a pro forma basis for the 12-month period ended June 30, 1995 and the six-month period ended December 31, 1995, after giving effect to the Merger and the Financing, the combined company would have had net losses, prior to accruing dividends on the Series B Special Stock, of $3.381 million and $7.494 million, respectively. Accrued dividends on the Series B Special Stock will be $11.7 million in the first year. See "Unaudited Pro Forma Condensed Combined Financial Information", "Selected Historical Consolidated Financial Data of Alliance" and "Selected Historical Consolidated Financial Data of BGII".

    High Leverage and Fixed Charges after the Merger. Alliance will have a substantial amount of indebtedness after the Merger and the Financing. As of December 31, 1995, on a pro forma basis after giving effect to the Merger and the Financing, Alliance would have had outstanding debt of approximately $200 million and a long-term debt to equity ratio of 5.1 to
  1. See "Unaudited Pro Forma Condensed Combined Financial Information". In addition, if the maximum amount of dividends on the Series B Special Stock were paid in kind, the liquidation value of Series B Special Stock would accrete to $181 million after seven years. On a pro forma basis, Alliance would have annual fixed charges of approximately $56.5 million, including $11.7 million of dividends on the Series B Special Stock, for the twelve month period ended December 31, 1995. Alliance's post-Merger high level of indebtedness will have important consequences, including without limitation the following: (i) significant interest expense, dividend requirements, principal repayment and special stock redemption obligations (after eight years) resulting in substantial annual fixed charges and significant repayment obligations in the future; (ii) significant limitations on Alliance's ability to obtain additional financing, make capital expenditures and acquisitions and take advantage of other significant business opportunities that may arise; and (iii) increased vulnerability to adverse general economic and industry conditions. In addition, debt instruments issued in connection with the Financing will likely include change of control provisions and restrictive covenants prohibiting or limiting, among other things, the sale of assets, the incurrence of additional debt and liens and the payment of dividends. Non-compliance could result in the acceleration of such indebtedness. The indebtedness of Alliance's controlled subsidiary Video Services, Inc. ("VSI") and the indebtedness of RCVP, of which a subsidiary of Alliance is general partner, also contain similar restrictive covenants, non-compliance with which could result in the acceleration of such indebtedness.

    The ability of Alliance to make interest and principal payments on its debt following the Merger will depend on its ability to generate sufficient cash flow from operations. On a pro forma basis after giving effect to the Merger and the Financing, Alliance's earnings would have been inadequate to cover fixed charges and special stock dividends by $12.5 million and $12.042 million for the year ended June 30, 1995 and the six-month period ended December 31, 1995, respectively. Future operating results are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the control of Alliance. There can be no assurance that Alliance will be able to generate the cash flow necessary to permit Alliance to meet its debt service obligations. If Alliance is unable to generate sufficient cash flow from operations in the future, it may be required to refinance all or a portion of its existing debt or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained on terms that are favorable or acceptable to Alliance. Any inability of Alliance to service its indebtedness would have a significant adverse effect on Alliance and the market value and marketability of Alliance Common Stock and the Series B Special Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operation of Alliance".

    Working Capital. Alliance believes that its cash flow needs for the next 12 months will increase as a result of an increase in accounts receivable relating to the introduction of new machines and the expected increases in production and sales levels from recent historical levels. Alliance expects that cash flow generated by operations and other available cash will be sufficient to satisfy its normal working capital needs and currently intends to raise $40 million of the $180 million through the sale of Alliance Common Stock, the proceeds of which will be used for working capital purposes. Failure to obtain close to $180 million in financing might leave the combined company without enough working capital, making it impractical to proceed with the Merger. See "Auxiliary Financing Information". In order to be competitive in meeting the growing customer demand for financing of gaming equipment in emerging gaming markets, Alliance also plans to continue, subsequent to the Merger, to involve third-party finance companies or secure additional financing, although there can be no assurance that such additional financing will be obtained. Failure to obtain such financing on terms acceptable to Alliance could impair Alliance's operations and ability to pursue its business strategy.

    Financing Condition. The consummation of the Merger is conditioned on Alliance obtaining, on commercially reasonable terms and conditions, $150 million of financing. Alliance and its financial advisors have not yet determined the precise composition of the approximately $180 million it currently intends to raise to pay the Cash Consideration, repay BGII indebtedness and pay related fees and expenses. Alliance currently intends to raise $40 million of the $180 million through the sale of Alliance Common Stock, the proceeds of which will be used for working capital purposes. See "Auxiliary Financing Information". The Unaudited Pro Forma Condensed Combined Financial Information was prepared assuming the issuance of $100 million of debt, $10 million of Alliance Common Stock and $40 million of Series B Special Stock. The actual amounts raised will depend upon a number of factors, including market conditions, the price of Alliance Common Stock and other factors beyond the control of Alliance management. See "The Merger--Financing". Although Alliance believes that it will be able to obtain such financing, there can be no assurance to that effect, and the precise amount or composition of financing is uncertain and the terms thereof may be onerous. If such financing is not obtained, the Merger Agreement would likely be terminated. Upon termination of the Merger Agreement, BGII would continue as an independent publicly-traded corporation and may explore a strategic business combination with other suitable companies.

    Tax Considerations. The Merger Consideration received by a holder of BGII Common Stock in the Merger, including the value of the Share Consideration, will be taxable to the holder. Resales of Alliance Common Stock to obtain cash to pay such taxes will be affected by, among other things, the liquidity of the market for Alliance Common Stock. Historical trading volumes of Alliance Common Stock have been relatively low.

    Louisiana Law. Under the Louisiana Act (as defined in "The Companies-- Gaming Regulation and Licensing"), no entity which is licensed or has a direct or indirect financial interest in an entity licensed as a manufacturer of video draw poker devices may be licensed as a distributor or device owner. See "The Companies--Gaming Regulations and Licensing". This law will have the effect of making it unlawful for the combined company to both manufacture and distribute such devices for use in Louisiana. Consequently, following the Merger, BGII will not be allowed to sell such devices to entities currently subject to the Louisiana Act. Such law would not impose restrictions on sales of parts or other equipment by the combined company and would not prohibit sales of BGII products to riverboats and land-based casinos. BGII's aggregate VLT business was less than 2% of BGII's consolidated sales during 1995.

    Investment in Minority-Owned Subsidiary. Alliance invested $1,580,000 for a 50% interest in Kansas Financial Partners, LLC ("KFP") in 1994. KFP owns a second mortgage in the amount of $3,205,000, plus accrued interest, secured by a greyhound racing facility in Frontenac, Kansas, owned by Camptown Greyhound Racing, Inc. ("Camptown"). Camptown filed for protection under Chapter 11 of the U.S. Bankruptcy Code in January of 1996. KFP intends to pursue its rights to protect its collateral, including foreclosing on the second mortgage, which would require KFP to assume or pay the first mortgage of approximately $2,000,000. There can be no assurance that KFP will be able to gain control of the greyhound racing facility and obtain a license to operate the facility, or that Alliance will be able to recover its investment in KFP. Additionally, Alliance owns a 50% interest in Kansas Gaming Partners, LLC ("KGP") which owns the rights to operate gaming devices and/or casino style gaming at the greyhound racing facility if and when such gaming becomes legal in Kansas. While Alliance understands that the Kansas legislature may consider two gaming bills this session, there can be no assurance that gaming of any type will ever be legalized for operation at the greyhound track. See "The Companies--Alliance Gaming Corporation--Business Development Activity."

    Series B Special Stock. The Series B Special Stock dividend may be paid-in-kind ("PIK") in whole or in part until after the seventh anniversary of the Effective Time. The Series B Special Stock is mandatorily redeemable on the eighth anniversary of the Effective Time; however, if Alliance fails to so redeem all outstanding shares of the Series B Special Stock by such date, the remedies of holders are limited to the right to elect two directors to the Alliance Board, and to prohibit the payment of dividends or other distributions on, or the purchase or redemption of, any other stock of Alliance ranking junior to or pari passu with the Series B Special Stock. Although Alliance has applied to have the Series B Special Stock quoted on NASDAQ NMS, there is no assurance that this will occur, and the Series B Special Stock has no existing trading market and there can be no assurance as to the type of trading market that will develop. The Series B Special Stock will be callable at any time at Alliance's option at the liquidation value of $100 per share (the "Liquidation Value") plus all accrued and unpaid dividends and distributions. The Series B Special Stock does not limit Alliance's right to issue other series of special stock ranking prior to or on a parity with the Series B Special Stock as to receipt of dividends or distributions. Furthermore, while fractional shares of Series B Special Stock will be issued in the Merger, holders of fractional shares will not be able to trade such fractional shares on NASDAQ NMS. These factors may adversely affect the market price and marketability of the Series B Special Stock. The Merger Agreement permits the Series B Special Stock to have terms different from those described in the Merger Agreement; while such terms must be at least as favorable as those so described, it may not be possible to determine whether particular terms are more or less favorable, and some terms may be more favorable for certain types of investors than others. Ladenburg did not express any opinion as to the value of the Series B Special Stock or the price at which it will trade subsequent to the Effective Time.

    Possible Change in Control. Alfred Wilms holds approximately 39%, and Kirkland Investment Corporation ("KIC") holds 10.3%, of the outstanding shares of Alliance Common Stock and, accordingly, are together able to elect all directors of Alliance. Mr. Wilms is contractually obligated until September 21, 1997 to vote his shares of Alliance Common Stock in favor of four nominees of KIC to Alliance's seven-member Board of Directors. However, following consummation of the Merger and the Financing, pursuant to which an estimated 13.307 million or more additional shares of Alliance Common Stock will be issued, Mr. Wilms and KIC will own in the aggregate only approximately 25% of the outstanding shares of Common Stock. Accordingly, following the Merger, no one person or group will hold a majority interest in Alliance, and it is possible that Alliance could be subject to a change in control, either pursuant to a takeover attempt or otherwise, to a greater degree than has been the case.

    Alliance Options and Convertible Securities. Alliance has outstanding options and convertible securities, many of which are held by management and principal stockholders, which can be exercised for or converted into in the aggregate approximately 18,500,000 shares of Alliance Common Stock. Warrants exercisable for an additional 2,500,000 shares will be issued to Alliance affiliates in connection with the Merger. See "The Merger-- Interests of Certain Persons in the Merger". The potential issuance of such 21,000,000 shares of Alliance Common Stock may depress the upside price potential of Alliance Common Stock. Although many of these exercises and conversions will likely not occur unless the price of Alliance Common Stock increases substantially from current levels, conversion and exercise of these securities would result in substantial dilution to the interests of other stockholders.

    Fairness Opinion. Ladenburg has delivered its written opinion to the Board of Directors of BGII to the effect that, as of January 19, 1996, the Merger Consideration is fair, from a financial point of view, to the holders of BGII Common Stock. This opinion has not been updated to the date of this Proxy Statement/Prospectus and will not be updated at the Effective Time. Stockholders should note that there can be no assurance with respect to whether, if requested to do so, Ladenburg could deliver an updated fairness opinion with respect to the Merger. Stockholders should also note that Ladenburg will participate as co-managing underwriter in the offering of the Alliance debt and equity securities comprising the Financing. Acting in such capacity may constitute a conflict of interest with their capacity as financial advisor to BGII. Ladenburg did not express any opinion as to the value of the Series B Special Stock or the price at which it will trade subsequent to the Effective Time.

    Volatility of Stock Price. There can be no assurance with respect to the prices at which the Alliance Common Stock and Series B Special Stock will trade after the date hereof or after the Effective Time. As of March 8, 1996, the closing price of the Alliance Common Stock as reported on the
  NASDAQ NMS was $   . The trading price of Alliance Common Stock and Series
  B Special Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results and other events or factors, including the success of Alliance's development activities, legislation approving or defeating gaming, other governmental actions, developments in the gaming industry generally and announcements by Alliance or by competitors. Historical trading volumes for Alliance Common Stock have been relatively low and research coverage for Alliance Common Stock is limited. See "Comparative Per Share Market Price Data and Dividend Policy". In addition, the stock market, and the gaming industry in particular, have experienced extreme price and volume fluctuations in a manner which has often been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of Alliance Common Stock and Series B Special Stock. A shift away from investor interest in gaming in general could adversely affect the trading price of Alliance Common Stock and Series B Special Stock in a manner unrelated to Alliance's operating performance.

    Alliance and BGII Conflicts of Interest. In considering the recommendation of each Board with respect to the Merger Agreement and the transactions contemplated thereby, Alliance and BGII stockholders should be aware that certain members of Alliance's and BGII's management and boards have certain interests in the Merger that are in addition to the interests of stockholders generally, including changes in the terms of options and, in certain cases, changes in their employment arrangements or payments in connection with the termination of their respective employment agreements. See "Election of Alliance

  Directors--Alliance Executive Compensation", "BGII Executive Officers and Executive Compensation" and "The Merger--Interests of Certain Persons in the Merger". The Alliance Board and the BGII Board were aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

    Absence of Special Committee. No special committee of either the Alliance Board or the BGII Board was appointed to evaluate the terms of the Merger or, with respect to the BGII Board, the 1994 Plan and Amendments No. 3 to the 1991 Plan and 1991 Directors Plan. The BGII Board determined that it was not necessary to appoint a special committee since it was the Board's opinion that, (i) in general, the interests of the Board members coincided with those of the stockholders in that each group would benefit from an increase in the value paid for BGII Common Stock in the Merger and (ii) the conflicts presented did not rise to a level of significance which would warrant appointment of a special committee. In the opinion of the Alliance Board, it was not necessary to appoint a special committee since the conflict presented did not rise to a level of significance which would warrant such an appointment.

    Certain Considerations for BGII Stockholders. In the event the Merger Agreement is not approved by BGII stockholders, BGII will terminate the Merger Agreement. Upon termination of the Merger Agreement, BGII will continue as an independent publicly-traded corporation and may explore a strategic business combination with other suitable companies. BGII has not identified any entity with which it would pursue a strategic business combination in the event of termination of the Merger Agreement. It is unlikely that BGII would enter into a business combination transaction since the marketplace has been aware of BGII's interest in a possible business combination transaction and no parties other than WMS and Alliance have made bids for BGII. Accordingly, if the Merger is not approved or consummated for some other reason, BGII would most likely continue as an independent company.

    In the event that the BGII stockholders do not approve the Merger Agreement and the Merger Agreement is terminated, BGII will not be able to enter into a transaction resulting in a change of control of BGII or a sale or other disposition by BGII of substantial assets for a period of six months following the termination of the Merger Agreement without payment to Alliance of a fee of $2,800,000. In the event that the Merger Agreement is terminated under certain circumstances BGII will reimburse Alliance for its out-of-pocket fees and expenses incurred in connection with the Alliance Offer, the Consent Solicitation and the transactions contemplated by the Merger Agreement. Under certain circumstances such expense reimbursement is limited to $2,000,000. See "Certain Provisions of the Merger Agreement-- Expenses and Termination Fees".

    If the BGII stockholders approve the Merger and the Merger is consummated, then the current stockholders of BGII will become stockholders of Alliance. In light of the fact that each share of BGII Common Stock will be converted into cash, Alliance Common Stock and Series B Special Stock as a result of the Merger, a BGII stockholder would hold a much smaller percentage of ownership of Alliance than he holds of BGII, with less ability to have his stock ownership affect the election of directors and other matters presented to stockholders generally. In addition, as a stockholder of Alliance, a BGII stockholder would own an interest in a corporation engaged in businesses which are in addition to BGII's current business. See "The Companies--Alliance Gaming Corporation" for a description of the business in which Alliance is engaged.

    Bally Wulff Sales. Bally Wulff's new wall machine unit sales decreased by approximately 8% in the year ended December 31, 1995 as compared to the year ended December 31, 1994. Management believes new wall machine revenues for the last six months of 1995 were adversely affected by an industry downturn caused by regulations imposed in Germany limiting the number of wall machines per square footage in arcade locations effective January 1, 1996, thereby reducing sales opportunities. Management expects the adverse impact of such regulations to continue during the first six months of 1996.

    Competition With Customers. BGII currently supplies gaming machines to certain customers which are in competition with Alliance. It is possible that, because of such competition, certain of these customers may cease purchasing gaming machines from BGII after the Merger. Alliance and BGII do not believe that such discontinuations will be material. BGII sells gaming devices principally to casinos; Alliance operates only two small casinos and therefore does not believe that it would be perceived as a significant competitor by prospective BGII casino customers. While Alliance does have substantial machine management operations, BGII sales to machine management operators have historically been, and are likely to remain, insignificant. Nevertheless, discontinuance of purchases by customers could adversely affect the combined company's sales.

    Competition

    Gaming. The market for gaming machines is extremely competitive, and there are a number of established, well-financed and well-known companies producing machines that compete with each of the product lines in each of the markets for Gaming. Gaming's major competitors are International Game Technology, Inc. ("IGT"), Universal Distributing of Nevada, Inc. ("Universal"), Sigma Games, Inc. ("Sigma"), WMS and in the international marketplace companies marketing gaming machines under the brand names of Aristocrat, Atronic, Cirsa and Novomatic. In addition, certain technology oriented companies have announced their intention to enter into the gaming machine business. BGII management believes that its competitors generally have greater capital resources than the combined company would. Competition among gaming product manufacturers, particularly with respect to sales of gaming machines into new and emerging markets, is based on competitive customer pricing and financing terms, appeal to the player, quality of the product, and an extensive distribution and sales network. Sales to established casinos in Nevada normally require completion of a successful trial period for the machines in the casino.

    Systems. The competition for the data systems designed and sold by Systems currently consists of IGT, Computer Data Systems ("CDS"), and, to a lesser extent, Gaming Systems International, Inc. ("GSI") and Acres Gaming, Inc. Competition is keen in this market due to the number of providers and the limited number of casinos and the jurisdictions in which they operate. Pricing, product feature and function, accuracy, and reliability are all main factors in determining a provider's success in selling its system. Systems believes the future success of its operations will be determined by its ability to bring new and innovative products to the marketplace and at the same time maintaining the base of loyal existing customers.

    Bally Wulff. Germany's wall machine manufacturing industry is dominated by Bally Wulff and two of its competitors. These three entities are believed collectively to account for more than 90% of the entire market for wall machines (which exists almost exclusively in Germany). Bally Wulff competes with many companies in the distribution of coin-operated amusement games, some of which are larger and have greater resources than the combined company. Bally Wulff's two major competitors own and operate a significant number of arcades, which may give them a competitive advantage arising from a built-in market for their games and the ability to test market new games in their own arcades.

    Machine Management Operations. The competition for obtaining and renewing gaming device routes in Nevada is high and continues to intensify. Such competition has, over time, reduced Alliance's profit margins for such operations. In addition, such competition has required Alliance to provide substantial financial incentives and incur financial risks to retain or obtain certain gaming device route locations. Such incentives include long-term lease commitments, guarantees of leases in favor of owners of local establishments, substantial advance deposits, payments of lease rentals in advance and loans for buildings and tenant-improvement costs. Although Alliance believes that it now has adequate procedures for evaluating and managing such risks, historically substantial losses have been incurred in connection with such transactions reflecting, in part, former management's willingness to accept higher levels of risk to further its former policy of emphasizing market share. Notwithstanding the change in Alliance's business strategy to one emphasizing profitability rather than market share, to some extent the future success of Alliance's machine management business will continue to be dependent on its ability and willingness to provide such financial inducements. Although Alliance has historically generated sufficient new machine management contracts to offset the loss of old machine management contracts, due to increased competition, the increased sophistication and bargaining power of customers and possibly other factors not yet known, there can be no assurance that Alliance will be able to obtain new machine management contracts or renew or extend its current space leases or revenue-sharing arrangements upon their expiration or termination, or that, if renewed or extended, the terms will be favorable to Alliance.

    Casinos. The operation of casinos and taverns is also a highly competitive business. The principal competitive factors in the industry include the quality and location of the facility, the nature and quality of the amenities and customer services offered and the implementation and success of marketing programs. In Nevada, the principal competition for Alliance's operations comes from larger casinos and taverns focusing on the local market, although strip and downtown hotels and casinos also attract gaming customers from the local market. In Louisiana, Alliance is subject to extensive competition for contracts to operate video poker devices, and its racetrack and OTB parlors compete with various truck stops and locations with liquor licenses throughout the New Orleans area, as well as riverboat gaming and one land-based casino which may reopen in New Orleans. Dockside gaming in Mississippi also attracts players from the New Orleans area, and Alliance's one dockside casino in Vicksburg, Mississippi faces substantial direct competition from other dockside gaming facilities in the region.

    See "The Companies--Alliance Gaming Corporation" and "The Companies-- Bally Gaming International, Inc.".

    Product Development. The future success of the combined company depends to a large extent upon its ability to design, manufacture and market technologically sophisticated products that achieve high levels of player acceptance. The development of a successful new product or product design by a competitor could adversely affect sales of the combined company's products and force it to respond quickly with its own competing products. Alliance's plans with respect to the introduction of more sophisticated technology into the gaming device market are designed to lead to an increase in market share and profitability. See "The Companies--Alliance Gaming Corporation" and "The Companies--Bally Gaming International, Inc.". However, no products incorporating such technology have reached the development stage, and there is no assurance that any such products will be developed, or that if developed they will be commercially successful.

    Customer Financing. Management believes that customer financing terms have become an increasingly important competitive factor in certain emerging markets. Competitive conditions sometimes require Gaming to grant extended payment terms on gaming machines and other gaming equipment. Approximately 75% of Gaming's slot and video gaming machine customers pay within 90 days or less. Approximately 25% of Gaming's sales in certain emerging gaming markets such as riverboat casinos and Indian gaming casinos are financed over extended periods as long as 36 months and bear interest at rates ranging from 8% to 14%. While customer financings are normally collateralized by such equipment, the resale value of the collateral in the event of a default may be less than the amount financed. Accordingly, Gaming has greater exposure to the financial condition of its customers in emerging markets than has historically been the case in established markets like Nevada and Atlantic City.

    In addition, in certain situations, Gaming has participated in the financing of other gaming related equipment manufactured by third parties in the emerging North American gaming markets. Management believes that financing of customer sales has become an increasingly important factor in certain emerging markets. International sales are generally consummated on a cash basis or financed over a three-month period.

    Gaming made a significant financial commitment in connection with the development of the Louisiana market for VLTs, which became operational in July 1992. However, Gaming terminated its exclusive distributor of VLTs in Louisiana in May 1993, and thereafter the distributor filed a voluntary bankruptcy petition under Chapter 11 of the Bankruptcy Code. Gaming expects to continue the sale of VLT machines, parts and equipment, on a limited basis, in the Louisiana market through new relationships with licensed entities on a non-exclusive basis. However, no assurance can be made that such sales of VLT machines, parts and equipment will continue or will be sufficient to allow the combined company to obtain a desirable rate of return on its investment in the Louisiana market. See "The Companies--Gaming Regulation and Licensing".

    Sales to Emerging Gaming Markets. The continued growth of the emerging markets for gaming machines is contingent upon the public's acceptance of these markets and an ongoing regulatory approval process by Federal, state and local governmental authorities. BGII cannot predict which new jurisdictions or markets, if any, will approve the operation of gaming machines, the timing of any such approval or the level of Gaming's participation in any such new markets.

    Foreign Operations. BGII's business in foreign markets is subject to the risks customarily associated with such activities. These risks include fluctuations in foreign currency exchange rates and controls, expropriation, nationalization and other economic, tax and regulatory policies of local governments as well as the laws and policies of the United States affecting foreign trade and investment. BGII does not generally enter into foreign exchange contracts to hedge its exposure to foreign exchange rate fluctuations.

    Departure of BGII Management. Following the Merger, Alliance will not retain the services of certain members of BGII's most senior management. Alliance has limited expertise in the business of manufacturing gaming devices and no experience in managing foreign operations. Alliance may need to hire qualified personnel to replace BGII's management. There can be no assurance that Alliance will be able to manage the business successfully without such personnel, or that it will be successful in recruiting personnel with the requisite expertise for this purpose.

    Bally Tradename. The "Bally" tradename is an important component of BGII's marketing strategy. BEC, the licensor of the "Bally" tradename, has claimed that a merger between BGII and another entity may result in the loss of BGII's right to use such tradename, although BGII and Alliance management believes this claim to be without merit. BEC has purported to terminate BGII's license to use such tradename. See "Litigation Matters" for a description of such claim, as well as other claims, and related litigation.

    Strict Regulation by Gaming Authorities. The manufacture and distribution of gaming machines and the conduct of gaming operations is subject to extensive Federal, state, local and foreign regulation. Although the laws and regulations of the various jurisdictions in which Alliance and BGII operate vary in their technical requirements and are subject to amendment from time to time, virtually all of these jurisdictions require licenses, permits, documentation of the qualification, including evidence of integrity and financial stability, and other forms of approval for companies engaged in the manufacture and distribution of gaming devices and gaming operations as well as for the officers, directors, major stockholders and key personnel of such companies. To date Alliance and BGII and their key personnel have obtained, or applied for, all government licenses, permits and approvals necessary for the manufacture and distribution, and operation where permitted, of their gaming machines in the jurisdictions in which Alliance and BGII currently do business. However, no assurance can be given that such licenses, permits or approvals will be given or renewed in the future or that they will obtain the licenses necessary to operate in emerging markets. There can also be no assurance that required regulatory approvals for the Merger will be obtained or, that if obtained, will be obtained on a timely basis.

    BGII was pursuing a permanent manufacturer's license for Gaming as it relates to the land-based casino in New Orleans. However, in November 1995, the operator of the land-based casino in New Orleans filed for bankruptcy reorganization and ceased operations. That action resulted in the termination of funding for the regulatory operations of the Louisiana Economic Development Gaming Corporation ("LEDGC") and, shortly thereafter, the Attorney General of Louisiana took control of the agency and effectively closed its operations and dismissed its President and employees. The foregoing occurred prior to completion of review of Gaming's pending application. In addition, BGII's application for renewal of Gaming's license as a gaming-related casino service industry in New Jersey is pending before the New Jersey Casino Control Commission (the "CCC"). The governor of Louisiana has proposed a referendum on the legality of gaming activities in Louisiana, which proposal will be considered at the special session of the legislature which convenes in March. A negative outcome in such referendum could materially adversely effect Alliance. See "The Companies--Gaming Regulation and Licensing."

    Ongoing BGII Regulatory Investigations. In May 1994, an investigation of BGII's former VLT Louisiana distributor culminated in the indictment by a United States grand jury and subsequent conviction in New Orleans of 18 individuals including certain of the former distributor's officers, directors, employees and others. In addition, Alan Maiss, a former director and president of BGII, pled guilty to misprision of a felony in connection with such investigation. BGII, its subsidiaries and its current employees were not subject to such investigation. BGII's activities with regard to its former VLT distributor in Louisiana have been the subject of current inquiries by gaming regulators. The gaming authorities in Ontario, Canada, who have investigated the matters, issued a gaming registration to Bally Gaming, Inc. on February 8, 1996. Each of the LEDGC and the CCC is currently reviewing such proceedings in connection with Gaming's application for a permanent license or a license renewal. An adverse determination by a gaming regulator in any jurisdiction could result in the loss of the BGII's ability to do business in that jurisdiction (but it is not expected that Alliance's or its current subsidiaries' ability in any such jurisdiction would necessarily be affected) and could have the effect of discouraging gaming operators from doing business with Alliance. In addition, further regulatory scrutiny of BGII in other jurisdictions may follow. See "The Companies--Gaming Regulation and Licensing."

    Gaming Taxes. Alliance believes that the prospect of significant tax revenue is one of the primary reasons that many jurisdictions have legalized various forms of gaming. As a result, gaming operators are typically subject to significant taxes and fees in addition to corporate income taxes, and such taxes and fees are subject to increase at any time. Any material increase in these taxes or fees, which could occur prospectively or retroactively, would adversely affect the combined entity resulting from the Merger. Sales of Wulff's products in Germany are generally subject to V.A.T. The operations of Wulff had benefitted from a special tax rebate that was phased out from January 1, 1992 to January 1, 1994. Alliance pays and expects to continue to pay substantial taxes and fees in Nevada, Louisiana and Mississippi and expects to pay substantial taxes and fees in any other jurisdiction in which it conducts gaming operations.

    Litigation. On November 20, 1995, following claims by BEC that BGII's license to use the "Bally" tradename would terminate upon consummation of the Merger, Alliance, the Merger Subsidiary and BGII commenced an action against BEC in Federal District Court in Delaware District Court seeking a declaratory judgment that the combined company following the Merger will be permitted to use the "Bally" tradename. On November 28, 1995, BEC commenced an action against BGII, Gaming, Alliance and the Merger Subsidiary in Federal District Court in New Jersey seeking to enjoin such parties from using the "Bally" tradename. On February 16, 1996, BGII received notice from BEC alleging that BGII had violated the License Agreement by, among other things, granting to Marine Midland Business Loans, Inc. ("Marine Midland"), the lender which provides Bally Gaming, Inc.'s revolving line of credit, a security interest in general intangibles. In such notice, BEC also stated that as a result of the foregoing, it was immediately terminating the License Agreement. Stockholders of Alliance and BGII should read the description of these and other litigation proceedings currently pending against Alliance and BGII, as well as certain purported class actions, under the caption "Litigation Matters". Loss of the "Bally" tradename may have a material adverse effect on the business, results of operations and financial condition of the combined entity, taken as a whole. WMS has instituted a lawsuit in New York State Court against BGII alleging, among other things, that $4.8 million is due and payable from BGII to WMS as result of the termination of the WMS Agreement.

          SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ALLIANCE
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  The following table sets forth selected consolidated financial data of Alliance and has been derived from, and should be read in conjunction with, the audited consolidated financial statements of Alliance, including the notes thereto, as of and for the fiscal years ended June 30, 1991, 1992, 1993, 1994 and 1995, and the unaudited interim consolidated financial statements of Alliance, including notes thereto, for the six months ended December 31, 1994 and 1995.

                                                                                  SIX MONTHS
                                   FISCAL YEARS ENDED JUNE 30,                ENDED DECEMBER 31,
                          --------------------------------------------------  --------------------
                            1991       1992      1993      1994       1995      1994       1995
                          ---------  --------  --------  ---------  --------  ---------  ---------
STATEMENTS OF OPERATIONS
 DATA
Revenues:
  Gaming
   Routes...............  $  77,150  $ 77,940  $ 96,282  $ 102,830  $106,827    $52,511    $52,621
   Casinos and taverns..     11,281    11,560    12,526     15,679    21,287      7,861     21,679
  Food and beverage
   sales................      3,120     3,376     4,184      4,480     3,847      1,950      1,923
  Net equipment
   sales(1).............        214       379        99         65        27         16          6
                          ---------  --------  --------  ---------  --------  ---------  ---------
                             91,765    93,255   113,091    123,054   131,988     62,338     76,229
Costs and expenses:
  Cost of gaming
   Routes...............     58,299    58,585    72,614     76,332    79,875     39,214     40,361
   Casinos and taverns..      8,528     8,459     8,667     11,871    11,436      4,653      9,887
  Cost of food and
   beverage.............      2,249     2,367     2,876      3,084     2,795      1,414      1,426
  Cost of equipment
   sales................        151       284        49         20        12          9          1
  Selling, general &
   administrative.......      8,059     8,950    12,667     13,555    14,633      6,486      9,398
  Business development
   costs................        --        --        900      1,192     7,843      3,508     10,737
  Corporate
   administrative
   expenses.............      7,567     5,290     6,191      7,882     9,735      4,302      3,037
  Bad debt expense......      4,845       539       461        705       400        --         --
  Write-off of
   inventory,
   intangibles and other
   assets...............      4,982       --        --         --        --         --         --
  Loss on abandoned
   casinos..............      7,847     2,307       --       3,713       --         --         --
  Loss on abandoned
   taverns..............        --        --        --       2,638       --         --         --
  Depreciation and
   amortization.........      7,092     7,355     8,718      9,530     9,520      4,613      4,906
                          ---------  --------  --------  ---------  --------  ---------  ---------
     Total costs and
      expenses..........    109,619    94,136   113,143    130,522   136,249     64,199     79,753
                          ---------  --------  --------  ---------  --------  ---------  ---------
Operating loss..........    (17,854)     (881)      (52)    (7,468)   (4,261)    (1,861)    (3,524)
Other income (expense)
  Interest income.......      1,750     1,324       998      2,084     2,798      1,504        818
  Interest expense......     (4,663)   (4,505)   (5,046)    (6,830)   (8,133)    (3,915)    (4,288)
  Other, net............     (1,007)     (618)      450       (673)     (890)      (455)    (1,649)
                          ---------  --------  --------  ---------  --------  ---------  ---------
Loss before taxes.......    (21,774)   (4,680)   (3,650)   (12,887)  (10,486)    (4,727)    (8,643)
Income tax (expense)
 benefit................      5,958       --        --        (241)     (265)      (290)      (788)
                          ---------  --------  --------  ---------  --------  ---------  ---------
     Net loss...........  $ (15,816) $ (4,680) $ (3,650) $ (13,128) $(10,751) $  (5,017) $  (9,431)
                          =========  ========  ========  =========  ========  =========  =========
Net loss per common
 share..................  $   (1.73) $  (0.51) $  (0.38) $   (1.28) $  (0.95) $   (0.45) $   (0.79)
                          =========  ========  ========  =========  ========  =========  =========
Deficit of earnings to
 fixed charges..........  $ (21,774) $ (4,680) $ (3,650) $ (12,887) $(10,487) $  (4,726) $  (8,644)
                          =========  ========  ========  =========  ========  =========  =========
Pro forma deficit of
 earnings to fixed
 charges(2).............  $     --   $    --   $    --   $     --   $   (826) $  (2,943) $  (6,205)
                          =========  ========  ========  =========  ========  =========  =========
Pro forma deficit of
 earnings to fixed
 charges and Series B
 Special Stock
 Dividend(3)............  $     --   $    --   $    --   $     --   $(12,500) $  (8,780) $ (12,042)
                          =========  ========  ========  =========  ========  =========  =========
                                          AS OF JUNE 30,                      AS OF DECEMBER 31,
                          --------------------------------------------------  --------------------
                            1991       1992      1993      1994       1995      1994       1995
                          ---------  --------  --------  ---------  --------  ---------  ---------
BALANCE SHEET DATA
Cash and cash
 equivalents............  $   5,774  $ 10,239  $  9,580  $  37,085  $ 13,734  $  28,189  $  15,729
Securities available for
 sale...................        --        --        --      12,489    23,680     12,596     13,739
Net working capital.....     10,450    11,557     7,991     50,926    31,552     40,087     20,109
Total assets............     79,024    75,594    73,768    119,416   126,348    115,353    116,872
Total long term debt,
 including current
 maturities.............     44,450    43,282    44,798     90,726   101,397     89,375    100,106
Total stockholders'
 equity (deficiency)(4).     27,008    23,660    22,665     15,099     9,985     13,917       (717)

--------
(1) Includes sales to related parties of $86 (1991), $236 (1992), $2 (1993),
    $6 (1994), $0 (1995).

(2) Includes the effect of the anticipated Merger and Financing as discussed in "Unaudited Pro Forma Condensed Combined Financial Information".

(3) Includes the effect of the anticipated Merger and Financing as discussed in "Unaudited Pro Forma Condensed Combined Financial Information" and the issuance of Series B Special Stock.

(4) No dividends were paid during any period presented.

            SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BGII
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The following tables set forth selected financial data of BGII (consolidated or combined), Wulff, Gaming and Systems which has been derived from and should be read in conjunction with the audited consolidated financial statements of BGII including the notes thereto as of and for the years ended December 31, 1991, 1992, 1993, 1994 and 1995. See "Basis of Presentation and Description of Business" in Notes to Consolidated Financial Statements. The selected historical consolidated financial data for the periods prior to November 18, 1991 (the date BGII completed its initial public offering of common stock) present, on an historical cost basis the financial position and results of operations of the subsidiaries and divisions of BEC which formerly conducted operations as Wulff, Gaming and Systems. The results of operation for Wulff and Gaming include an allocation of BGII, the parent company, revenues and expenses.

                       BALLY GAMING INTERNATIONAL, INC.

                                        YEAR ENDED DECEMBER 31,
                         --------------------------------------------------------------
                            1991          1992     1993(A)        1994(A)    1995(A)
                         ----------    ---------- -----------    ----------------------
                          (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIO DATA)
OPERATING DATA:
 Revenues............... $  153,648    $  163,781 $  168,707     $  236,192 $249,312 (b)
 Cost of sales..........    102,357        99,906    121,710 (c)    157,059  163,131 (b)
 Selling, general and
  administrative ex-
  penses................     36,725        46,348     57,357 (d)     59,989   65,289
 Provision for doubtful
  receivables...........      2,176         3,597      8,176 (e)      5,763    6,712 (b)
 Unusual charges........        --            --         --             --     5,816 (f)
 Interest expense,
  primarily charged by
  BEC in 1991...........      1,602         1,951      4,424          6,768    6,853
 Provision for income
  taxes.................      5,784         6,725      4,242          2,820    4,904
 Income (loss) before
  extraordinary gain....      5,004         5,254    (27,202)         3,793   (3,393)
 Extraordinary gain on
  early extinguishment
  of debt...............        --            --       3,759            --       --
 Net income (loss)......      5,004         5,254    (23,443)         3,793   (3,393)
 Income (loss) per share
  before extraordinary
  gain..................        .48           .50      (2.54)           .35     (.31)
 Extraordinary gain on
  early extinguishment
  of debt per share.....        --            --         .35            --        --
 Net income (loss) per
  share.................        .48           .50      (2.19)           .35     (.31)
 Pro forma net income...      2,435(g)        --         --             --        --
 Pro forma net income
  per share.............        .23(g)        --         --             --        --
 Average number of
  common shares
  outstanding...........     10,450        10,573     10,685         10,727    10,776
 Ratio of earnings to
  fixed charges.........       6.51          6.19        --            1.93      1.21
 Deficit of earnings to
  fixed charges.........        --            --     $22,960            --        --
BALANCE SHEET DATA (AT
 END OF PERIOD):
 Working capital........ $   69,350    $   82,481 $   83,009     $   95,772   $97,357
 Property, plant and
  equipment, net........     19,650        18,695     24,042         24,358    23,244
 Total assets...........    131,342       150,805    170,830        192,242   194,316
 Long-term debt, less
  current maturities....      5,369        25,867     50,673         53,762    54,987
 Stockholders' equity...     98,605       101,277     74,879         85,883    88,410

--------
(a) Includes results from the acquisition of a distribution business by Wulff in January 1993.
(b) Includes the impact of sales returns of $.3 million and a provision for doubtful receivables of $.9 million recorded in the second quarter of 1995 by Gaming related to two riverboats at the River City Complex in New Orleans which had filed for bankruptcy.
(c) Includes $6.2 million in charges to increase inventory valuation reserves in 1993 principally related to inventory originally intended for sale in the Louisiana VLT market.
(d) Includes $1.2 million in charges related to a management reorganization at Gaming in 1993.
(e) Includes a provision for doubtful receivables totaling $5.1 million recorded by Gaming in 1993 related to a former distributor who filed for bankruptcy during the second quarter of 1993.
(f) Includes $4.0 million in merger transaction costs and related litigation expenses, a provision of $.8 million at Wulff to write down to net realizable value the carrying value of a building to be sold and a provision of $1.0 million to increase Wulff's tax reserves primarily for value added taxes.
(g) Includes pro forma income tax information for the year ended December 31, 1991 to reflect the provision for income taxes and net loss as if Gaming and Systems had filed separate income tax returns. The pro forma information assumes that Gaming and Systems would have been unable to utilize such operating losses on a carry back basis.

                                     WULFF

                                    YEAR ENDED DECEMBER 31,
                          -----------------------------------------------------
                            1991         1992    1993(A)     1994(A)   1995(A)
                          --------     --------  --------    --------  --------
                                         (IN THOUSANDS)
OPERATING DATA:
 Revenues................ $118,104     $108,036  $112,601    $111,068  $130,655
 Cost of sales...........   73,959       65,595    73,669      72,021    88,146
 Selling, general and ad-
  ministrative expenses..   23,032       25,202    28,717      27,910    31,455
 Provision for doubtful
  receivables............    1,638        1,464       513       1,905     1,697
 Unusual charges.........      --           --        --          --      3,776(b)
 Interest expense........      336          737     1,453       1,398     1,284
 Provision for income
  taxes..................    8,353        6,725     4,232       2,600     4,619
 Net income..............   10,786        8,313     4,017       5,234     (322)
BALANCE SHEET DATA (AT
 END OF PERIOD):
 Working capital......... $ 48,223     $ 51,276  $ 44,537    $ 48,933  $ 48,689
 Property, plant and
  equipment, net.........    4,235        4,181    10,300      11,543    11,174
 Total assets............   85,376       75,013    81,899      97,537   100,207
 Long-term debt, less
  current maturities.....    4,951          --      5,038       5,006     4,721
 Stockholder's equity....   56,139       63,338    54,925      60,849    56,099
--------
(a) Includes acquisition of distribution business in January 1993.
(b) Includes $2.0 million in merger transaction costs and related litigation expenses, a provision of $.8 million to write down to net realizable value the carrying value of a building to be sold and a provision of $1.0 million to increase Wulff's tax reserves primarily for value added taxes.

                                    GAMING

                                    YEAR ENDED DECEMBER 31,
                          -----------------------------------------------------
                            1991         1992      1993        1994      1995
                          --------     --------  --------    --------  --------
                                         (IN THOUSANDS)
OPERATING DATA:
 Revenues................ $ 34,010     $ 53,121  $ 48,512    $117,840  $108,423(a)
 Cost of sales...........   29,405       35,773    48,507(b)   86,834    77,965(a)
 Selling, general and ad-
  ministrative expenses..   10,953       17,624    23,478(c)   25,847    26,720
 Provision for doubtful
  receivables............      349        2,133     8,200(d)    3,583     3,925(a)
 Unusual charges.........      --           --        --          --      2,040(e)
 Interest expense,
  primarily charged by
  BEC in 1991............    1,153        1,671     3,457       5,359     5,664
 Provision (credit) for
  income taxes...........   (2,406)         --         10         220       285
 Loss before extraordi-
  nary gain..............   (5,444)      (4,080)  (35,140)     (4,003)   (8,176)
 Extraordinary gain on
  early extinguishment of
  debt...................      --           --      3,759         --        --
 Net loss................   (5,444)      (4,080)  (31,381)     (4,003)   (8,176)
 Pro forma net loss......   (7,850)(f)      --        --          --        --
BALANCE SHEET DATA (AT
 END OF PERIOD):
 Working capital......... $ 15,788     $ 30,204  $ 34,302    $ 36,676  $ 31,492
 Property, plant and
  equipment, net.........   15,198       13,952    12,937      11,843    11,330
 Total assets............   43,009       66,145    72,875      78,316    75,630
 Long-term debt, less
  current maturities.....      418       26,785    44,774      47,450    49,091
 Stockholder's equity....   31,533       27,695    10,319       6,514    (2,928)

--------
(a) Includes the impact of sales returns of $.3 million and a provision for doubtful receivables of $.9 million recorded in the second quarter of 1995 related to two riverboats at the River City Complex in New Orleans which had filed for bankruptcy.
(b) Includes $6.2 million in charges to increase inventory valuation reserves in 1993 principally related to inventory originally included for sale in the Louisiana VLT market.
(c) Includes $1.2 million in charges related to a management reorganization in 1993.
(d) Includes a provision for doubtful receivables totaling $5.1 million recorded in the third quarter of 1993 related to a former distributor who filed for bankruptcy during the second quarter of 1993.
(e) Includes $2.0 million in merger transaction costs and related litigation expenses.
(f) Includes pro forma income tax information for the year ended December 31, 1991 to reflect the provision for income taxes and net loss as if Gaming had filed a separate income tax return. The pro forma information assumes that Gaming would have been unable to utilize such operating loss on a carryback basis.

                                    SYSTEMS

                                            YEAR ENDED DECEMBER 31,
                                     ------------------------------------------
                                      1991       1992   1993     1994    1995
                                     ------     ------ -------  ------- -------
                                                (IN THOUSANDS)
OPERATING DATA:
 Revenues........................... $3,375     $6,035 $12,021  $13,388 $20,717
 Cost of sales......................    834      1,492   3,381    4,273   7,305
 Selling, general and administrative
  expenses..........................  2,740      3,522   5,162    6,232   7,113
 Provision for doubtful receivables.    189        --     (537)     275   1,090
 Interest expense...................    113        --        3       33      15
 Provision (credit) for income tax-
  es................................   (163)       --      --       --      --
 Net income (loss)..................   (338)     1,021   4,012    2,575   5,194
 Pro forma net loss.................   (501)(a)    --      --       --      --
BALANCE SHEET DATA (AT END OF
 PERIOD):
 Working capital.................... $2,483     $3,159 $ 7,149  $ 9,563 $14,987
 Property, plant and equipment, net.    217        562     805      972     740
 Total assets.......................  4,111      5,466   9,611   12,561  17,680
 Long-term debt, less current matu-
  rities............................    --         --       14       19      17
 Stockholder's equity...............  3,082      4,103   7,940   10,516  15,710

--------
(a) Include pro forma income tax information for the year ended December 31, 1991 to reflect the provision for income taxes and net loss as if Systems had filed a separate income tax return. The pro forma information assumes that Systems would have been unable to utilize such operating loss on a carryback basis.

                        BALLY GAMING INTERNATIONAL, INC.

                               SUPPLEMENTARY DATA

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                          THREE MONTHS ENDED
                          ----------------------------------------------------------
                           MARCH 31,      JUNE 30,     SEPTEMBER 30,   DECEMBER 31,
                          -------------  ------------  --------------  -------------
                          1994    1995   1994   1995    1994    1995   1994    1995
                          -----  ------  -----  -----  ------  ------  -----  ------
                                 (IN MILLIONS, EXCEPT PER SHARE DATA)
CONSOLIDATED
Revenues................  $61.7  $ 68.3  $58.9  $69.2  $ 49.3  $ 51.5  $66.3  $ 60.3
Gross profit............   19.4    24.8   17.6   23.9    16.3    17.7   25.8    19.8
Operating income (loss).    4.0     6.7    2.7    4.6     1.2    (1.3)   5.5    (1.6)
Net income (loss).......    1.3     2.8    1.6    1.1    (1.4)   (3.8)   2.2    (3.5)
Net income (loss) per
 share of common stock..  $ .12  $  .27  $ .15  $ .10  $ (.13) $ (.35) $ .21  $ (.33)
WULFF
Revenues................  $29.1  $ 36.0  $21.4  $35.5  $ 26.4  $ 27.0  $34.2  $ 32.2
Gross profit............   10.0    12.4    5.6   11.9     8.9     9.3   14.5     8.9
Operating income (loss).    2.5     3.8    (.4)   3.0     2.5      .8    4.6    (2.0)
Net income (loss).......    1.1     1.4    (.1)   1.0     1.3     (.3)   3.0    (2.4)
GAMING
Revenues................  $30.2  $ 28.0  $35.0  $33.0  $ 21.4  $ 24.0  $31.3  $ 23.4
Gross profit............    7.4     8.6    9.2    9.0     5.2     7.0    9.2     5.9
Operating income (loss).    1.0     1.0    1.8     .6    (1.8)   (1.6)    .6    (2.2)
Net income (loss).......    (.3)    (.6)    .4    (.9)   (3.2)   (3.0)  (1.1)   (3.7)
SYSTEMS
Revenues................  $ 3.0  $  6.1  $ 4.3   $4.2  $  2.8  $  2.4  $ 3.3  $  8.0
Gross profit............    2.0     3.9    2.8    3.0     2.2     1.5    2.1     5.0
Operating income........     .5     2.1    1.3    1.0      .5     (.5)    .3     2.6
Net income..............     .5     2.1    1.3    1.0      .5     (.5)    .3     2.6

                          ALLIANCE GAMING CORPORATION

         UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

  The Unaudited Pro Forma Condensed Combined Statements of Operations present results of operations of the combined company assuming the Merger and related transactions including the Financing occurred on July 1, 1994 for the statements for the twelve months ended June 30, 1995 and for the six months ended December 31, 1995, and on July 1, 1993 for the statements for the six months ended December 31, 1994, and that the Rainbow Casino operations were consolidated. Adjustments necessary to reflect these assumptions and to restate historical combined results of operations are presented in the Adjustments columns, which are further described in the Notes to Unaudited Pro Forma Condensed Combined Financial Information.

  The Unaudited Pro Forma Condensed Combined Balance Sheet presents the financial position of the combined company assuming the Merger and related transactions, including the Financing, occurred on December 31, 1995. Adjustments necessary to reflect this assumption and to restate historical combined balance sheets are presented in the Pro Forma Adjustments column, which are further described in the Notes to Unaudited Pro Forma Condensed Combined Financial Information.

  The historical unaudited financial information for Alliance is derived from the audited financial statements of Alliance for the year ended June 30, 1995, and the unaudited reports of Alliance for the six-month periods ended December 31, 1994 and 1995. The historical unaudited financial information for BGII is derived from the unaudited interim information generated as of and for the periods ended June 30, 1994 and 1995. BGII operating results for the twelve-month period ended June 30, 1995 are calculated by subtracting the unaudited six-month period ended June 30, 1994 results from the audited year ended December 31, 1994 results and adding the unaudited six-month period ended June 30, 1995 results. BGII operating results for the six-month periods ended December 31, 1994 and 1995 are calculated by subtracting the unaudited six-month periods ended June 30, 1994 and 1995 results from the audited years ended December 31, 1994 and 1995 results, respectively.

  The Supplemental Unaudited Pro Forma Information presents pro forma cash flow and fixed charges information. Additionally, the Supplemental Unaudited Pro Forma Condensed Combined Statements of Operations reflect pro forma earnings for the twelve-month period ended December 31, 1995 assuming the Merger and related transactions, including the Financing, and the effect of consolidating the Rainbow Vicksburg operating results, occurred on January 1, 1995. The related pro forma adjustments are consistent with those assumed elsewhere herein.

  The following information does not purport to present the financial position or results of operations of Alliance had the Merger and events assumed therein occurred on the dates specified, nor is it necessarily indicative of the results of operations of the combined company as they may be in the future or as they may have been had the Merger and related transactions, including the Financing, and the effect of consolidating the Rainbow Casino operating results, been consummated on the dates shown. The Unaudited Pro Forma Condensed Combined Financial Information should be read in conjunction with the audited and unaudited historical consolidated financial statements and related notes thereto of Alliance and BGII included elsewhere herein.

                          ALLIANCE GAMING CORPORATION
             UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS
                            DECEMBER 31, 1995(1)(2)
                                 (IN THOUSANDS)

                                  HISTORICAL
                          ----------------------------   PRO FORMA     COMBINED
                          ALLIANCE    BGII    COMBINED  ADJUSTMENTS    PRO FORMA
                          --------  --------  --------  -----------    ---------
Current Assets:
 Cash and Securities
  Available for Sale..... $ 29,468  $  5,526  $ 34,994   $142,050 (a)  $  1,854
                                                          (70,688)(b)
                                                          (76,700)(c)
                                                           (7,559)(c)
                                                          (10,410)(c)
                                                            2,285 (d)
                                                          (12,118)(e)
 Receivables, net........    3,110    87,176    90,286                   90,286
 Inventories.............      672    51,591    52,263                   52,263
 Other...................    3,395     3,983     7,378                    7,378
                          --------  --------  --------                 --------
Total Current Assets.....   36,645   148,276   184,921                  151,781
Property and Equipment,
 net.....................   50,870    23,244    74,114                   74,114
Other Assets:
 Long Term Receivables,
  net....................    4,809     9,981    14,790                   14,790
 Excess of Costs Over Net
  Assets of Acquired
  Businesses, net........    3,733     5,434     9,167     45,974 (c)    55,141
 Intangible Assets, net..   11,638     5,380    17,018      5,202 (c)    22,220
 Investment in Minority
  Owned Subsidiary.......    1,585               1,585                    1,585
 Other, net..............    7,592     2,001     9,593      5,725 (a)    14,821
                                                             (497)(b)
                          --------  --------  --------                 --------
Total Other Assets.......   29,357    22,796    52,153                  108,557
                          --------  --------  --------                 --------
Total Assets............. $116,872  $194,316  $311,188                 $334,452
                          ========  ========  ========                 ========
Current Liabilities:
 Accounts Payable........ $  2,295  $ 18,556  $ 20,851                 $ 20,851
 Accrued Liabilities.....   10,187    17,406    27,593     (3,174)(e)    24,419
 Current Maturities of
  Long Term Debt.........    4,054    14,957    19,011    (14,957)(b)     4,054
                          --------  --------  --------                 --------
Total Current
 Liabilities.............   16,536    50,919    67,455                   49,324
                          --------  --------  --------                 --------
Long Term Debt, Less
 Current Maturities......   96,052    54,987   151,039    100,000 (a)   196,052
                                                          (54,987)(b)
Other Liabilities........    4,082               4,082                    4,082
                          --------  --------  --------                 --------
Total Liabilities........  116,670   105,906   222,576                  249,458
Minority Interest........      919                 919                      919
Series B Special Stock...                                  40,000 (a)    75,014
                                                           35,014 (c)
Stockholders' Equity
 (Deficiency):
 Common Stock, Par.......    1,298       108     1,406        267 (a)     1,829
                                                               78 (c)
                                                              186 (c)
                                                             (108)(c)
 Paid-in Capital.........   32,134    68,345   100,479      7,508 (a)    49,281
                                                          (68,345)(c)
                                                            2,862 (c)
                                                            6,777 (c)
 Retained Earnings
  (Accumulated Deficit)..  (32,562)    1,842   (30,720)     (744) (b)   (41,970)
                                                            (497) (b)
                                                          (1,842) (c)
                                                              777 (d)
                                                           (8,944)(e)
 Cumulative Translation
  Adjustments............             18,662    18,662    (18,662)(c)
 Other Stockholders'
  Equity.................   (1,587)     (547)   (2,134)       547 (c)       (79)
                                                            1,508 (d)
                          --------  --------  --------                 --------
Total Stockholders'
 Equity (Deficiency).....     (717)   88,410    87,693                    9,061
                          --------  --------  --------                 --------
Total Liabilities and
 Stockholders' Equity
 (Deficiency)............ $116,872  $194,316  $311,188                 $334,452
                          ========  ========  ========                 ========

   See Notes to Unaudited Pro Forma Condensed Combined Financial Information

                          ALLIANCE GAMING CORPORATION

        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
                     FOR THE YEAR ENDED JUNE 30, 1995(1)(3)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                               ALLIANCE                             BGII                               PRO FORMA
                    ---------------------------------  -------------------------------     AS     ----------------------
                                                AS                               AS     ADJUSTED
                    HISTORICAL ADJUSTMENTS   ADJUSTED  HISTORICAL ADJUSTMENTS ADJUSTED  COMBINED  ADJUSTMENTS   COMBINED
                    ---------- -----------   --------  ---------- ----------- --------  --------  -----------   --------
 Revenues:
 Gaming...........   $128,114    $14,809 (f) $142,923   $         $           $         $142,923    $           $142,923
  Food and
   Beverage Sales.      3,847        891 (f)    4,738                                      4,738                   4,738
  Net Equipment
   Sales..........         27                      27    248,701               248,701   248,728                 248,728
  Other...........                                         4,432                 4,432     4,432                   4,432
                     --------                --------   --------              --------  --------                --------
 Total Revenues...    131,988                 147,688    253,133               253,133   400,821                 400,821
                     --------                --------   --------              --------  --------                --------
 Operating Costs:
  Gaming..........     91,311      2,127 (f)   93,438                                     93,438                  93,438
  Food and
   Beverage.......      2,795        334 (f)    3,129                                      3,129                   3,129
  Equipment Sales.         12                      12    157,538               157,538   157,550                 157,550
  Selling, General
   and
   Administrative.     32,611      9,716 (f)   39,153     68,651                68,651   107,804     (5,000)(h)  101,135
                                  (3,174)(g)                                                         (1,669)(i)
  Unusual charges.                                           500                   500       500       (250)(i)      250
  Depreciation and
   Amortization...      9,520        893 (f)   10,413      8,482                 8,482    18,895      1,207 (j)   23,171
                                                                                                      2,783 (k)
                                                                                                       (214)(l)
                                                                                                        500 (m)
                     --------                --------   --------              --------  --------                --------
 Total Operating
  Costs...........    136,249                 146,145    235,171               235,171   381,316                 378,673
                     --------                --------   --------              --------  --------                --------
 Operating Income
  (Loss)..........     (4,261)                  1,543     17,962                17,962    19,505                  22,148
 Other Income
  (Expenses):
  Interest Income.      2,798                   2,798                                      2,798                   2,798
  Interest
   Expense........     (8,133)      (988)(f)   (9,121)    (7,090)               (7,090)  (16,211)    (4,910)(m)  (21,121)
  Royalty.........       (810)    (2,621)(f)   (3,431)                                    (3,431)                 (3,431)
  Minority
   interest.......       (397)                   (397)                                      (397)                   (397)
  Other, net......        317        101 (f)      418                                        418     (1,241)(n)     (823)
                     --------                --------   --------              --------  --------                --------
 Income (Loss)
  Before Taxes....    (10,486)                 (8,190)    10,872                10,872     2,682                    (826)
 Domestic Tax
  Expense.........       (265)                   (265)      (290)                 (290)     (555)                   (555)
 Foreign Tax
  Benefit
  (Expense).......                                        (5,779)               (5,779)   (5,779)     3,779 (o)   (2,000)
                     --------                --------   --------              --------  --------                --------
 Net Income
  (Loss)..........   $(10,751)               $ (8,455)  $  4,803              $  4,803  $ (3,652)               $ (3,381)
                     ========                ========   ========              ========  ========                --------
 Series B Special                                                                                               $(11,674)
  Stock Dividend..                                                                                              --------
 Net Loss
  Applicable to                                                                                                 $(15,055)
  Common Shares...                                                                                              ========
 Loss Per Common
  Share(6)........   $   (.95)                          $    .45                                                $   (.91)
                     ========                           ========                                                ========
Supplemental Information:(7)

 Pro Forma Cash Flow
  Information:
  Cash Flows from Operating Activities.................................................................         $  8,092
                                                                                                                ========
  Cash Flows from Investing Activities.................................................................         $(26,936)
                                                                                                                ========
  Cash Flows from Financing Activities.................................................................         $   (757)
                                                                                                                ========
 Pro Forma Deficit of Earnings to Fixed Charges .......................................................         $   (826)
                                                                                                                ========
 Pro Forma Deficit of Earnings to Fixed Charges and Series B Special Stock Dividend ...................         $(12,500)
                                                                                                                ========

   See Notes to Unaudited Pro Forma Condensed Combined Financial Information

                          ALLIANCE GAMING CORPORATION

        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
             FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 1995(1)(4)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                ALLIANCE                             BGII                                 PRO FORMA
                   ---------------------------------- ---------------------------------- AS ADJUSTED ----------------------
                   HISTORICAL ADJUSTMENTS AS ADJUSTED HISTORICAL ADJUSTMENTS AS ADJUSTED  COMBINED   ADJUSTMENTS   COMBINED
                   ---------- ----------- ----------- ---------- ----------- ----------- ----------- -----------   --------
Revenues:
 Gaming..........   $74,300      $          $74,300    $             $        $           $ 74,300     $           $ 74,300
 Food and Bever-
  age Sales......     1,923                   1,923                                          1,923                    1,923
 Net Equipment
  Sales..........         6                       6     108,893                108,893     108,899                  108,899
 Other...........                                         2,884                  2,884       2,884                    2,884
                    -------                 -------    --------               --------    --------                 --------
Total Revenues...    76,229                  76,229     111,777                111,777     188,006                  188,006
                    -------                 -------    --------               --------    --------                 --------
Operating Costs:
 Gaming..........    50,248                  50,248                                         50,248                   50,248
 Food and Bever-
  age............     1,426                   1,426                                          1,426                    1,426
 Equipment Sales.         1                       1      71,093                 71,093      71,094                   71,094
 Selling, General
  and Administra-
  tive...........    23,172       200(q)     23,372      33,204                 33,204      56,576      (2,500)(r)   44,639
                                                                                                        (9,437)(s)
 Unusual Charges.                                         5,316                  5,316       5,316      (1,750)(s)    3,566
 Depreciation and
  Amortization...     4,906                   4,906       5,079                  5,079       9,985         604 (t)   12,119
                                                                                                         1,392 (u)
                                                                                                          (112)(v)
                                                                                                           250 (w)
                    -------                 -------    --------               --------    --------                 --------
Total Operating
 Costs...........    79,753                  79,953     114,692                114,692     194,645                  183,092
                    -------                 -------    --------               --------    --------                 --------
Operating Income
 (Loss)..........    (3,524)                 (3,724)     (2,915)                (2,915)     (6,639)                   4,914
Other Income (Ex-
 penses):
 Interest Income.       818                     818                                            818                      818
 Interest Ex-
  pense..........    (4,288)                 (4,288)     (3,284)                (3,284)     (7,572)     (2,716)(w)  (10,288)
 Royalty.........    (1,908)                 (1,908)                                        (1,908)                  (1,908)
 Minority Inter-
  est............      (276)                   (276)                                          (276)                    (276)
 Other, net......       535                     535                                            535                      535
                    -------                 -------    --------               --------    --------                 --------
Income (Loss) Be-
 fore Taxes......    (8,643)                 (8,843)     (6,199)                (6,199)    (15,042)                  (6,205)
Domestic Tax Ex-
 pense...........      (788)                   (788)       (165)                  (165)       (953)                    (953)
Foreign Tax (Ex-
 pense) Benefit..                                          (961)                  (961)       (961)        625 (x)     (336)
                    -------                 -------    --------               --------    --------                 --------
Net Loss.........   $(9,431)                $(9,631)   $ (7,325)              $ (7,325)   $(16,956)                $ (7,494)
                    =======                 =======    ========               ========    ========                 --------
Series B Special                                                                                                   $ (5,838)
 Stock Dividend..                                                                                                  --------
Net Loss Applica-
 ble to Common
 Shares..........                                                                                                  $(13,332)
                                                                                                                   ========
Loss per Common     $  (.79)                           $   (.68)                                                   $   (.78)
 Share(6)........   =======                            ========                                                    ========
Supplemental In-
 formation:(7)
----------------
Pro Forma Cash Flow Information:
 Cash Flows from Operating Activities..........................................................................    $ 20,609
                                                                                                                   ========
 Cash Flows from Investing Activities..........................................................................    $    215
                                                                                                                   ========
 Cash Flows from Financing Activities..........................................................................    $ (5,357)
                                                                                                                   ========
Pro Forma Deficit of Earnings to Fixed Charges.................................................................    $ (6,205)
                                                                                                                   ========
Pro Forma Deficit of Earnings to Fixed Charges and Series B Special Stock Dividend.............................    $(12,042)
                                                                                                                   ========

   See Notes to Unaudited Pro Forma Condensed Combined Financial Information

                          ALLIANCE GAMING CORPORATION

        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
             FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 1994(1)(4)

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                ALLIANCE                               BGII                                 PRO FORMA
                   ------------------------------------ ---------------------------------- AS ADJUSTED ----------------------
                   HISTORICAL ADJUSTMENTS   AS ADJUSTED HISTORICAL ADJUSTMENTS AS ADJUSTED  COMBINED   ADJUSTMENTS   COMBINED
                   ---------- -----------   ----------- ---------- ----------- ----------- ----------- -----------   --------
Revenues:
 Gaming..........   $60,372     $ 9,261 (p)   $69,633    $           $          $            $69,633     $           $ 69,633
 Food and Bever-
  age Sales......     1,950         666 (p)     2,616                                          2,616                    2,616
 Net Equipment
  Sales..........        16                        16     113,123                113,123     113,139                  113,139
 Other...........                                           2,475                  2,475       2,475                    2,475
                    -------                   -------    --------               --------     -------                 --------
Total Revenues...    62,338                    72,265     115,598                115,598     187,863                  187,863
                    -------                   -------    --------               --------     -------                 --------
Operating Costs:
 Gaming..........    43,867       1,442 (p)    45,309                                         45,309                   45,309
 Food and Bever-
  age............     1,414         257 (p)     1,671                                          1,671                    1,671
 Equipment Sales.         9                         9      70,835                 70,835      70,844                   70,844
 Selling, General
  and
  Administrative.    14,296       6,255 (p)    18,543      33,472                 33,472      52,015      (2,500)(r)   49,515
                                 (2,008)(q)
Depreciation and
 Amortization....     4,613         906 (p)     5,519       4,608                  4,608      10,127         604 (t)   12,261
                                                                                                           1,392 (u)
                                                                                                            (112)(v)
                                                                                                             250 (w)
                    -------                   -------    --------               --------     -------                 --------
Total Operating
 Costs...........    64,199                    71,051     108,915                108,915     179,966                  179,600
                    -------                   -------    --------               --------     -------                 --------
Operating Income
 (Loss)..........    (1,861)                    1,214       6,683                  6,683       7,897                    8,263
Other Income (Ex-
 penses):
 Interest Income.     1,504                     1,504                                          1,504                    1,504
 Interest Ex-
  pense..........    (3,915)       (748)(p)    (4,663)     (3,521)                (3,521)     (8,184)     (2,479)(w)  (10,663)
 Royalty.........                (1,665)(p)    (1,665)                                        (1,665)                  (1,665)
 Minority Inter-
  est............      (169)                     (169)                                          (169)                    (169)
 Other, net......      (286)         73 (p)      (213)                                          (213)                    (213)
                    -------                   -------    --------               --------     -------                 --------
Income (Loss) Be-
 fore
 Taxes...........    (4,727)                   (3,992)      3,162                  3,162        (830)                  (2,943)
Domestic Tax Ex-
 pense...........      (290)                     (290)       (170)                  (170)       (460)                    (460)
Foreign Tax
 (Expense)
 Benefit.........                                          (2,121)                (2,121)     (2,121)      1,379(x)      (742)
                    -------                   -------    --------               --------     -------                 --------
Net Income
 (Loss)..........   $(5,017)                  $(4,282)   $    871               $    871     $(3,411)                $ (4,145)
                    =======                   =======    ========               ========     =======                 --------
Series B Special                                                                                                     $ (5,838)
 Stock Dividend..                                                                                                    --------
Net Loss
 Applicable to
 Common Shares...                                                                                                    $ (9,983)
                                                                                                                     ========
Loss per Common     $  (.45)                             $    .08                                                    $   (.61)
 Share(6)........   =======                              ========                                                    ========

Supplemental Information:(7)
Pro Forma Cash Flow Information:
 Cash Flows from Operating Activities..........................................................................      $  9,446
                                                                                                                     ========
 Cash Flows from Investing Activities..........................................................................      $(11,243)
                                                                                                                     ========
 Cash Flows from Financing Activities..........................................................................      $ (1,569)
                                                                                                                     ========
Pro Forma Deficit of Earnings to Fixed Charges.................................................................      $ (2,943)
                                                                                                                     ========
Pro Forma Deficit of Earnings to Fixed Charges and
 Series B Special Stock Dividend...............................................................................      $ (8,780)
                                                                                                                     ========
Pro Forma Cash Flow Information:
 Cash Flows from Operating Activities..........................................................................
 Cash Flows from Investing Activities..........................................................................
 Cash Flows from Financing Activities..........................................................................
Pro Forma Deficit of Earnings to Fixed Charges.................................................................
Pro Forma Deficit of Earnings to Fixed Charges and
 Series B Special Stock Dividend...............................................................................

   See Notes to Unaudited Pro Forma Condensed Combined Financial Information

                          ALLIANCE GAMING CORPORATION

  SUPPLEMENTAL UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
           FOR THE TWELVE-MONTH PERIOD ENDED DECEMBER 31, 1995(1)(5)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                 ALLIANCE                              BGII                               PRO FORMA
                      ----------------------------------  -------------------------------     AS     -----------------------
                                                   AS                               AS     ADJUSTED
                      HISTORICAL ADJUSTMENTS    ADJUSTED  HISTORICAL ADJUSTMENTS ADJUSTED  COMBINED  ADJUSTMENTS    COMBINED
                      ---------- -----------    --------  ---------- ----------- --------  --------  -----------    --------
Revenues:
 Gaming.............   $142,042    $5,548(y)    $147,590   $             $       $         $147,590    $            $147,590
 Food and Beverage
  Sales.............      3,820       225(y)       4,045                                      4,045                    4,045
 Net Equipment
  Sales.............         17                       17    244,471               244,471   244,488                  244,488
 Other .............                                          4,841                 4,841     4,841                    4,841
                       --------                 --------   --------              --------  --------                 --------
Total Revenues......    145,879                  151,652    249,312               249,312   400,964                  400,964
                       --------                 --------   --------              --------  --------                 --------
Operating Costs:
 Gaming.............     97,692       685(y)      98,377                                     98,377                   98,377
 Food and Beverage..      2,807        77(y)       2,884                                      2,884                    2,884
 Equipment Sales....          4                        4    157,796               157,796   157,800                  157,800
 Selling, General
  and
  Administrative....     41,487     3,461(y)      43,982     68,383                68,383   112,365     (5,000)(aa)   96,259
                                     (966)(z)                                                          (11,106)(bb)
 Unusual Charges....                                          5,816                 5,816     5,816     (2,000)(bb)    3,816
 Depreciation and
  Amortization......      9,813       (13)(y)      9,800      8,953                 8,953    18,753      1,207 (cc)   23,029
                                                                                                         2,783 (dd)
                                                                                                          (214)(ee)
                                                                                                           500 (ff)
                       --------                 --------   --------              --------  --------                 --------
Total Operating
 Costs..............    151,803                  155,047    240,948               240,948   395,995                  382,165
                       --------                 --------   --------              --------  --------                 --------
Operating Income
 (Loss).............     (5,924)                  (3,395)     8,364                 8,364     4,969                   18,799
Other Income
 (Expenses):
 Interest Income....      2,112                    2,112                                      2,112                    2,112
 Interest Expense...     (8,506)     (240)(y)     (8,746)    (6,853)               (6,853)  (15,599)    (5,147)(ff)  (20,746)
 Royalty............     (2,718)     (956) (y)    (3,674)                                    (3,674)                  (3,674)
 Minority Interest..       (504)                    (504)                                      (504)                    (504)
 Other, net.........      1,138        28 (y)      1,166                                      1,166     (1,241)(gg)      (75)
                       --------                 --------   --------              --------  --------                 --------
Income (Loss) Before
 Taxes..............    (14,402)                 (13,041)     1,511                 1,511   (11,530)                  (4,088)
Domestic Tax
 Expense............       (763)                    (763)      (260)                 (260)   (1,023)                  (1,023)
Foreign Tax
 (Expense) Benefit..                                         (4,644)               (4,644)   (4,644)     3,025 (hh)   (1,619)
                       --------                 --------   --------              --------  --------                 --------
Net Income (Loss)...   $(15,165)                $(13,804)  $ (3,393)             $ (3,393) $(17,197)                $ (6,730)
                       ========                 ========   ========              ========  ========                 --------
Series B Special                                                                                                    $(11,674)
 Stock Dividend.....                                                                                                --------
Net Loss Applicable                                                                                                 $(18,404)
 to Common Shares...                                                                                                ========
Loss Per Common        $  (1.33)                           $   (.31)                                                $  (1.10)
 Share(6)...........   ========                            ========                                                 ========
Supplemental Information:(7)
Pro Forma Cash Flow
 Information:
 Cash Flows from Operating Activities....................................................................           $ 19,255
                                                                                                                    ========
 Cash Flows from Investing Activities....................................................................           $(15,478)
                                                                                                                    ========
 Cash Flows from Financing Activities....................................................................           $ (4,545)
                                                                                                                    ========
Pro Forma Deficit of Earnings to Fixed Charges...........................................................           $ (4,088)
                                                                                                                    ========
Pro Forma Deficit of Earnings to Fixed Charges and Series B Special Stock Dividend ......................           $(15,762)
                                                                                                                    ========

   See Notes to Unaudited Pro Forma Condensed Combined Financial Information

                          ALLIANCE GAMING CORPORATION

     NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. The Unaudited Pro Forma Condensed Combined Financial Statements of Operations are presented as if the combination of Alliance and BGII occurred on July 1, 1994 for the statements of operations for the twelve months ended June 30, 1995 and for the six months ended December 31, 1995, and on July 1, 1993 for the statement of operations for the six months ended December 31, 1994. The Unaudited Pro Forma Condensed Combined Balance Sheet is presented assuming the combination occurred on December 31, 1995 for purposes of presenting the pro forma balance sheet. The combination is expected to be recorded as a purchase transaction in accordance with generally accepted accounting principles and, accordingly, BGII assets and liabilities are presented at their estimated fair values as of that date.

  The Merger Agreement provides that BGII stockholders will receive in the Merger, in exchange for each of their issued and outstanding shares of common stock, (i) an amount of cash (the "Cash Consideration") determined by dividing $76,700,000 by the number of shares of BGII Common Stock issued and outstanding immediately prior to the Effective Time ($7.83 per share for purposes of presentation of the pro forma financial information), (ii) a fraction of a share of Alliance Common Stock equal to the quotient of $.30 and the Alliance Average Trading Price (as defined in the Merger Agreement) and (iii) that number of shares (or fractions thereof) of 15% Non-Voting Junior Special Stock, Series B, $.10 par value, of Alliance (the "Series B Special Stock"), having a value as determined in accordance with the Merger Agreement equal to $11.40 less the Cash Consideration of $7.83, or $3.57 per share for purposes of presentation of the pro forma financial information.

  Alliance and its financial advisors have not yet determined the precise amount or composition of the capital it intends to raise to pay the Cash Consideration, repay BGII indebtedness and pay related fees and expenses. These Unaudited Pro Forma Condensed Combined Financial Statements assume the issuance of $100 million of debt financing, $10 million of Alliance Common Stock and $40 million of Series B Special Stock. Pursuant to the amended Merger Agreement, it is a condition that Alliance must obtain $150,000,000 in financing on commercially reasonable terms, with such financing to include (i) the sale for cash pursuant to a registered public offering of Series B Special Stock (which may not be sold as part of a unit with any other security) in which Alliance receives gross cash proceeds prior to the payment of expenses and underwriting discounts and commissions of at least $15,000,000 and (ii) at least $100,000,000 of bank debt, other debt having a term of at least four years and/or equity of any type, provided that any special stock shall not be redeemable (other than at the option of Alliance) for at least four years. The Series B Special Stock has various dividend and liquidation preferences, and is mandatorily redeemable, with certain defined redemption features, and is therefore excluded from the Stockholders' Equity Section of the Pro Forma Condensed Combined Balance Sheet. See "Description of Alliance Capital Stock". The actual amounts and securities issued will depend upon a number of factors, including market conditions, the price of Alliance Common Stock and other factors beyond the control of Alliance management. As is more fully explained in "Auxiliary Financing Information", Alliance currently intends to raise approximately $180 million, with the additional funds to be used for working capital purposes.

  Foreign taxes result from the income generated by Bally Wulff. Domestic taxes result from federal consolidated Alternative Minimum Taxes and state and local income taxes.

  The Rainbow Casino in Vicksburg began operations in July 1994. In March 1995, Alliance completed its acquisition of the general partnership interest in the limited partnership owning the casino and from that point forward the Rainbow Casino's operations have been consolidated with those of Alliance. The Rainbow Casino's operating results have been included in the pro forma condensed combined statements of operations as if it was wholly-owned for each period presented.

  Certain reclassifications of BGII balances have been made to conform to the Alliance reporting format.

  The following adjustments have been made to arrive at the Unaudited Pro Forma Condensed Combined Financial Information:

2. Pro Forma Condensed Combined Balance Sheet Adjustments as of December 31,
   1995

  (a) To adjust for the net cash proceeds of the debt financing and sale of Alliance Common Stock and Series B Special Stock, less estimated costs and fees which have been capitalized in the case of the debt and Series B Special Stock, and netted against the proceeds in the case of the common stock.

  (b) To adjust for the repayment of $69.944 million of BGII debt as such instruments are intended to be repaid with the proceeds of the Financing plus the remaining original issue discount and other costs associated with the prepayment of the BGII debt totaling $.774 million. Additionally, certain deferred financing costs related to the BGII debt totaling $.497 million will be written off. A vote in favor of the Merger by a BGII stockholder is necessarily an authorization of BGII making an offer to repay BGII's $40,000,000 principal amount of 10 3/8% Senior Secured Notes in accordance with, and as required under, the terms thereof.

  (c) The purchase of BGII is presented as follows:

                                                                  (IN THOUSANDS)
      Consideration paid:
      Cash paid for original 1 million shares of BGII Common
       Stock owned by Alliance..................................     $ 10,410
      Cash consideration........................................       76,700
      Value of Alliance Common Stock to be exchanged for BGII
       shares...................................................        2,940
      Value of Series B Special Stock to be exchanged for BGII
       shares...................................................       35,014
      Contract termination costs for certain BGII personnel (see
       below)...................................................        9,320
                                                                     --------
      Total consideration.......................................      134,384
      Estimated value of BGII's underlying net assets...........       88,410
                                                                     --------
      Excess of costs over the net assets of BGII acquired......     $ 45,974
                                                                     ========

     The compensation to be paid to BGII personnel consists of cash payable to Messrs. Gillman and Jenkins totaling $5.825 million and Alliance Common Stock valued at $3.495 million (the number of shares will be determined using the Alliance Average Trading Price but in no event more than $6 nor less than $4.25). As each of the above individuals will not be employed by the combined company after the Merger, such costs have been included in the computation of goodwill. The Merger Agreement provides that the above-described payments to Mr. Gillman and Mr. Jenkins are subject to approval by BGII. The BGII Board has approved the $5,000,000 cash payment to Mr. Gillman and the above-described payments to Mr. Jenkins.

     Consideration to be paid to Messrs. Kloss and Conover consists of $1.734 million in cash and $3.468 million of Alliance Common Stock (the number of shares will be determined using the Alliance Trading Price but in no event more than $6 nor less than $4.25). As Messrs. Kloss and Conover will remain with Alliance, such amounts have been capitalized and will be amortized over the 2.5 and 1 year life of each of their employment agreements, respectively. These transactions have been given simultaneous effect in the Unaudited Pro Forma Condensed Combined Financial Statements since they are conditions of the Merger Agreement.

     The allocation of purchase cost in the pro forma financial statements is based on available information. After consummation of the Merger, Alliance will arrange for independent appraisal of the significant assets and liabilities to determine the final allocation of purchase cost. Alliance management does not currently believe that any adjustments to the final allocation of purchase price will have a material effect on the pro forma financial statements.

  (d) To add back the $1.508 million valuation adjustment net of the tax effect of $0.777 million, for the Alliance-owned BGII Common Stock, representing the difference between the purchase cost of $10.41 million and the market value at December 31, 1995 of $8.25 million.

  (e) To record the payment of certain Merger and related expenses assumed to be incurred prior to and concurrent with the pro forma balance sheet date totaling $12.118 million of which $3.174 million has been accrued for at December 31, 1995.

3.Pro Forma Condensed Combined Statements of Operations Adjustments for the
        Year Ended June 30, 1995

  (f) To recognize operations of the Rainbow Casino as if owned for the entire year.

  (g) Alliance development expenses, which relate solely to mergers and acquisitions, were reduced to $3.0 million annually resulting in an adjustment of $3.174 million. Such adjustment does not include any effect from the elimination of direct costs related to the Merger shown separately in (i) below. The reduction to $3.0 million reflects the elimination of costs that were being incurred prior to Alliance's accomplishment of its strategic plan to acquire a major gaming machine manufacturing company. To accomplish this reduction Alliance reduced payroll costs and fees paid to consultants and legal costs related to non-BGII transactions it had been pursuing.

  (h) To adjust for cost savings identified to date including elimination of certain duplicative costs, such as facility, legal, accounting and compensation, which total approximately $5.0 million on an annual basis.

  (i) To eliminate costs associated with the Merger transaction incurred by Alliance and BGII totaling $1.669 million and $0.25 million, respectively, consisting of legal, accounting, investment banking fees and related costs.

  (j) To record the amortization on the goodwill resulting from the Merger. The goodwill is being amortized over 40 years.

  (k) To amortize the costs associated with the termination of Messrs. Kloss and Conover's existing employment contracts with BGII over the life of their respective employment contracts.

  (l) To eliminate the amortization of goodwill on the historical financial statements of BGII.

  (m) To adjust for the interest expense on the $100 million of debt and to amortize the debt which Alliance currently plans to issue as part of the financing of the Merger, at an assumed rate of 12%, and to amortize the debt issuance costs over 7 years, net of the elimination of the interest on the BGII debt being refinanced. For every .5% change in the interest rate for the $100 million debt financing, the correlating change in interest expense for the year would be $0.5 million on a pre-tax basis.

  (n) To adjust for the costs associated with BGII's debt prepayment consisting of the original issue discount, prepayment costs and deferred financing costs totaling $1.241 million.

  (o) To adjust for the effect of foreign income tax savings resulting from acquisition restructuring which will enable Alliance to allocate items such as interest expense to the German subsidiary.

4. Pro Forma Condensed Combined Statements of Operations Adjustments for the Six-Month Periods Ended December 31, 1994 and 1995

  (p) To recognize operations of the Rainbow Casino as if owned for each period.

  (q) Alliance development expenses, which relate solely to mergers and acquisitions, were reduced to $3.0 million annually. For the six-month period ended December 31, 1994, Alliance exceeded this $3.0 million annualized amount by $2.008 million, but in the most recent six-month period ended December 31, 1995 Alliance was below this annualized amount by $0.2 million. The elimination of direct costs related to the Merger is shown separately in (s) below.

  (r) To adjust for cost savings identified to date including elimination of certain duplicative costs, such as facility, legal, accounting and compensation, which total approximately $5.0 million on an annual basis.

  (s) To eliminate costs associated with the Merger transaction, consisting of legal, accounting, investment banking fees and related costs, incurred by Alliance of $9.437 million and incurred by BGII of $1.75 million, for the six-month period ended December 31, 1995. No such merger costs were incurred by either company in the six-month period ended December 31, 1994.

  (t) To record the amortization of the goodwill resulting from the Merger. The goodwill is being amortized over 40 years.

  (u) To amortize the costs associated with the termination of Messrs. Kloss and Conover's existing employment contracts with BGII over the life of their respective employment contracts.

  (v) To eliminate the amortization of goodwill on the historical financial statements of BGII.

  (w) To adjust for the interest expense on the $100 million of debt which Alliance currently plans to issue as part of the financing of the Merger at an assumed rate of 12%, and to amortize the debt issuance costs over 7 years, net of the elimination of the interest on the BGII debt being refinanced.

  (x) To adjust for the effect of foreign income tax savings resulting from acquisition restructuring which will enable Alliance to allocate items such as interest expense to the German subsidiary.

5. Supplemental Pro Forma Condensed Combined Statements of Operations Adjustments for the Twelve-Month Period Ended December 31, 1995

  Alliance management believes that it is useful to present an unaudited pro forma statement of operations for the most recent twelve-month period in addition to those already presented because it is more representative of normal operations. This presentation assumes that the transaction occurred on January 1, 1995. All relevant adjustments have been presented consistent with the Pro Forma Adjustments and the adjustments to earnings before interest, taxes, depreciation and amortization ("EBITDA") noted above.

  (y) To recognize operations of the Rainbow Casino as if owned for the entire year.

  (z) Alliance development expenses were reduced to $3.0 million annually, resulting in a cost reduction on a pro forma basis of $0.966 million for the twelve-month period ended December 31, 1995. The development expenses exceeded this $3.0 million annual amount during the first six month period ended June 30, 1995 by $1.166 million; however, development expenses were below this annual amount during the six month period ended December 31, 1995 by $0.2 million. The elimination of direct costs related to the Merger is shown separately in (bb) below.

  (aa) To adjust for cost savings identified to date including elimination of certain duplicative costs, such as facility, legal, accounting and compensation, which total approximately $5.0 million on an annual basis.

  (bb) To eliminate costs associated with merger transactions incurred by Alliance and BGII of $11.106 million and $2.0 million, respectively, consisting of legal, accounting, investment banking fees and related costs.

  (cc) To record the amortization of the goodwill resulting from the Merger. The goodwill is being amortized over 40 years.

  (dd) To amortize the costs associated with the termination of Messrs. Kloss and Conover's existing employment contracts with BGII over the life of their respective employment contracts.

  (ee) To eliminate the amortization of goodwill on the historical financial statements of BGII.

  (ff) To adjust for the interest expense on the $100 million of debt which Alliance currently plans to issue as part of the financing of the Merger, at an assumed rate of 12%, and to amortize the debt issuance costs over 7 years, net of the elimination of the interest on the BGII debt being refinanced.

  (gg) To adjust for the costs associated with the BGII debt consisting of the original issue discount, prepayment costs and deferred financing costs totaling $1.241 million.

  (hh) To adjust for the effect of foreign income tax savings resulting from acquisition restructuring which will enable Alliance to allocate items such as interest expense to the German subsidiary.

6.Share Information

  The following table reflects computations of the pro forma number of shares of Alliance Common Stock outstanding and the per share computations (shares in millions):

                               12 MONTHS       6 MONTHS       6 MONTHS      12 MONTHS
                             ENDED JUNE 30, ENDED DEC. 31, ENDED DEC. 31, ENDED DEC. 31,
                                  1995           1995           1994           1995
                             -------------- -------------- -------------- --------------
   Historical weighted
    average shares
    outstanding............       11.2            11.8          11.0            11.3
   Shares to be sold in
    Offerings..............        2.7             2.7           2.7             2.7
   Shares to be issued to
    BGII stockholders......         .8              .8            .8              .8
   Shares to be issued to
    terminate contracts for
    certain BGII personnel.        1.9             1.9           1.9             1.9
                                  ----          ------          ----          ------
     Pro forma weighted
      average shares
      outstanding..........       16.6            17.2          16.4            16.7
                                  ====          ======          ====          ======

   Effect of the Merger on the shareholders of Alliance, assuming a stock price of $3.75, is as follows (shares in millions):
   Shares of Alliance
    Common Stock
    outstanding at December
    31, 1995...............                                                   12.987
   Shares of BGII Common
    Stock outstanding at
    December 31, 1995......                     10.799
     Less the shares of
      BGII Common Stock
      already owned by
      Alliance.............                      1.000
                                                ------
       BGII Common Stock to
        be converted.......                      9.799
                                                ------
   Common Stock to be
    issued to BGII
    stockholders...........                                                    0.784
   Common Stock to be
    issued to terminate
    contracts for certain
    BGII personnel.........                                                    1.857
   Common Stock to be sold
    in Common Stock
    Offering and/or Private
    Placement..............                                                    2.667
                                                                              ------
       Pro forma total
        outstanding shares.                                                   18.295
   Former BGII
    stockholders' ownership
    of Alliance............                                                     4.29%

  In conjunction with the Merger, Alliance currently plans to raise additional capital in excess of the $150 million of financing required in the Merger Agreement. Including the effects of the additional capital Alliance currently plans to raise, former BGII stockholders' ownership of Alliance will be 3.0%. See "Auxiliary Financing Information".

7. Supplemental Information

  Additional supplemental information regarding cash flow and fixed charges has been presented with adjustments consistent with those shown in the pro forma operating results. The earnings required to cover the special stock dividend fixed charge have been presented excluding the effects of income taxes due to the fact that the pro forma results of operations reflect losses from continuing operations, resulting in a computed effective tax rate from continuing operations that is not meaningful.

                        AUXILIARY FINANCING INFORMATION

  Although the Merger Agreement is conditioned on Alliance raising $150 million in financing, Alliance plans to raise approximately $180 million, with the additional $30 million to be raised through the sale of Alliance Common Stock (the "Auxiliary Financing"), the proceeds of which will be used for working capital purposes. The Auxiliary Financing will increase the Cash and Securities Available for Sale as shown in the Pro Forma Condensed Combined Balance Sheet from $1,854,000 to $31,604,000 and will increase Stockholders' Equity as shown therein from $9,061,000 to $38,811,000. There is no assurance that the Auxiliary Financing can be obtained. See "Risk Factors--Financing Condition". Failure to obtain the Auxiliary Financing would not under the terms of the Merger Agreement excuse the parties from consummating the Merger. However, consummating the Merger without the Auxiliary Financing might leave the combined company without enough working capital, making it impractical to proceed with the Merger. Alliance believes it unlikely that it would obtain financing to satisfy the Financing Condition without being able also to obtain the Auxiliary Financing.

  For purposes of additional analysis, the following information reflects certain historical, pro forma and pro forma as adjusted information for the Auxiliary financing, for certain per share, fixed charges and debt service. Alliance and its financial advisors have not yet determined the composition of the proposed financing. The pro forma financial statements were prepared assuming $100 million of debt financing at 12%, $40 million of Series B Special Stock with a dividend of 15%, and $10 million of Alliance Common Stock, assuming a stock price of $3.75. The Auxiliary Financing is assumed to be comprised of $30 million of Alliance Common Stock, assuming a stock price of $3.75. Additionally, information is provided to gauge the sensitivity given changes in some of the key elements of the Financing, including changes in the interest rate on the debt, the special stock dividend rate, the common stock price and the composition of the Auxiliary Financing.

  With the $180 million of Financing, every .5% change in the interest rate on the $100 million of debt financing would cause a change in interest expense of $.5 million. This would cause the denominator in both the earnings to fixed charges and debt service coverage ratios to change by $.5 million. For the twelve-month period ended December 31, 1995, the impact of an increase in the rate would cause the loss per common share to increase from $(.75) to $(.77), compared to the pro forma loss per share of $(1.10).

  With the $180 million of Financing, every .5% change in the dividend rate on the $40 million of Series B Special Stock would cause a change in the dividend of $.269 million. This would cause the denominator in the earnings to fixed charges ratio to change by $.269 million. For the twelve-month period ended December 31, 1995, an increase in this rate would cause the loss per common share to increase from $(.75) to $(.76), compared to the pro forma loss per share of $(1.10).

  By changing the assumed Alliance Average Trading Price by $.50, the number of shares to be issued in the Merger and related transactions would change by 816,000 common shares (2,047,000 shares assuming the $30 million of Auxiliary Financing). For the twelve-month period ended December 31, 1995 a decrease of $.50 in the Alliance Average Trading Price would cause the loss per share to decrease from $(1.10) to $(1.05) (from $(.75) to $(.72) assuming the Auxiliary Financing).

  If the composition of the Auxiliary Financing were to change, whereby there was an increase in the debt financing of $10 million and a corresponding decrease in the sale of Alliance Common Stock, there would be a corresponding increase in interest expense of $1.2 million, and a corresponding decrease in the debt service coverage ratio from 2.6 to 2.4. The pro forma loss per share would decrease from $(1.10) to $(.89) which results from the increased interest expense which is offset by the dilutive effects of the shares issued in the Auxiliary Financing.

  SUPPLEMENTAL ANALYSIS OF CASH FLOW AVAILABLE FOR NET INTEREST EXPENSE

  Alliance management believes that it is important to present supplementally an analysis of its net interest expense service capability, given the leverage ratio of the combined company. Reference should be made to the pro forma financial information presented elsewhere herein. The information presented in the following schedule is being presented solely as additional information to assist investors in evaluating the combined company's expected ability to service net interest obligations resulting from the long-term debt as presented in the pro forma financial information. Although the company's measure purports to indicate cash flow available for paying interest expense, it may not fully reflect the company's capability to pay cash interest requirements because it does not reflect other cash obligations and requirements, such as mandatory payments on debt principal and preferred stock redemptions and dividends, and operating requirements relating to capital maintenance and expansion.

  Alliance management believes that this information is a useful adjunct to net income, cash flows and other GAAP measurements. However, this supplemental information should not be construed as an alternative to net income or any other GAAP measure of performance as an indicator of Alliance's performance or to cash flows generated by operating, investing and financing activities or as an indicator of cash flows or a measure of liquidity.

  Alliance management has made certain adjustments to EBITDA resulting in a computed net interest expense service capability. As is more fully described below, such adjustments consist of the elimination of certain charges that management has determined to be one-time or unusual, as well as adjustments made to reflect the most recent operating results of the Rainbow Casino by annualizing the most recent six month operating results, and presenting such results as if they had occurred for each period presented. The concept of one-time or unusual charges is not defined in GAAP, but such items have been consistently disclosed as either one-time or unusual charges in each of the companies' financial statements. In making these adjustments, management considered all items deemed non-recurring; revenues as well as expenses. There can be no assurance that other unusual charges will not occur in the future, nor can there be any assurance that the cash flow available for net interest expense service capability would actually be achieved.

  SUPPLEMENTAL ANALYSIS OF CASH FLOW AVAILABLE FOR NET INTEREST EXPENSE

                              (IN THOUSANDS)

                                                                                  CASH FLOW
                                                                                  AVAILABLE
                                 ALLIANCE                 BGII                     FOR NET
                          ---------------------- ----------------------           INTEREST
                          HISTORICAL AS ADJUSTED HISTORICAL AS ADJUSTED SYNERGIES  EXPENSE
                          ---------- ----------- ---------- ----------- --------- ---------
YEAR ENDED JUNE 30, 1995
Operating Income (Loss).   $(4,261)    $ 1,543    $17,962     $17,962
Depreciation and Amorti-
 zation.................     9,520      10,413      8,482       8,482
Royalty.................      (810)     (3,431)       --          --
                           -------     -------    -------     -------
 EBITDA.................   $44,449       8,525    $26,444      26,444
                           =======     -------    =======     -------
 Reclassification of
  certain direct merger
  costs.................                 1,669                    250
Adjustments:
 Rainbow Operations.....                 5,035
 Other Unusual or Nonre-
  curring Charges.......                 2,367                  1,950
                                       -------                -------
Cash Flow Available for
 Net Interest Expense...               $17,596                $28,644    $5,000    $51,240
                                       =======                =======    ======    =======
Net Interest Expense....                                                           $18,323
                                                                                   =======
FOR THE SIX MONTH PERIOD
 ENDED DECEMBER 31, 1994
Operating Income (Loss).   $(1,861)    $ 1,214    $ 6,683     $ 6,683
Depreciation and Amorti-
 zation.................     4,613       5,519      4,608       4,608
Royalty.................                (1,665)
                           -------     -------    -------     -------
 EBITDA.................   $ 2,752       5,068    $11,291      11,291
                           =======     -------    =======     -------
 Reclassification of
  certain direct merger
  costs.................                 3,215
Adjustments:
 Rainbow Operations.....
 Other Unusual or Nonre-
  curring Charges.......                   --                     800
                                       -------                -------
Cash Flow Available for
 Net Interest Expense...               $ 8,283                $12,091    $2,500    $22,874
                                       =======                =======    ======    =======
Net Interest Expense....                                                           $ 9,159
                                                                                   =======
FOR THE SIX MONTH PERIOD
 ENDED DECEMBER 31, 1995
Operating (Loss)........   $(3,524)    $(3,724)   $(2,915)    $(2,915)
Depreciation and Amorti-
 zation.................     4,906       4,906      5,079       5,079
Royalty.................    (1,908)     (1,908)       --          --
                           -------     -------    -------     -------
 EBITDA.................   $  (526)       (726)   $ 2,164       2,164
                           =======     -------    =======     -------
 Reclassification of
  certain direct merger
  costs.................                 9,437                  1,750
Adjustments:
 Rainbow Operations.....                   (92)
 Other Unusual or Nonre-
  curring Charges.......                                        4,266
                                       -------                -------
Cash Flow Available for
 Net Interest Expense...               $ 8,619                $ 8,180    $2,500    $19,299
                                       =======                =======    ======    =======
Net Interest Expense....                                                           $ 9,470
                                                                                   =======
FOR THE TWELVE MONTH PE-
 RIOD ENDED DECEMBER 31,
 1995
Operating Income (Loss).   $(5,924)    $(3,395)   $ 8,364     $ 8,364
Depreciation and Amorti-
 zation.................     9,813       9,800      8,953       8,953
Royalty.................    (2,718)     (3,674)       --          --
                           -------     -------    -------     -------
 EBITDA.................   $ 1,171       2,731    $17,317      17,317
                           =======     -------    =======     -------
 Reclassification of
  certain direct merger
  costs.................                11,106                  2,000
Adjustments:
 Rainbow Operations.....                 1,728
 Other Unusual or Nonre-
  curring Charges.......                 2,367                  5,416
                                       -------                -------
Cash Flow Available for
 Net Interest Expense...               $17,932                $24,733    $5,000    $47,665
                                       =======                =======    ======    =======
Net Interest Expense....                                                           $18,634
                                                                                   =======

  The above supplemental analysis should be read in conjunction with the pro forma statements of operations presented on pages 40 through 43, and the notes thereto. In this regard, the combined company's pro forma fixed charges, both before and after the special stock dividend for the year ended June 30, 1995 were a deficit of $.826 million and $12.5 million, respectively. The combined company's pro forma fixed charges deficit for the twelve months ended December 31, 1995 were $4.088 million, and $15.762 million after the special stock dividend. The combined company's pro forma fixed charges deficit for the six month period ended December 31, 1994 was $2.943 million and $8.78 million after the special stock dividend. The combined company's pro forma fixed charges deficit for the six month period ended December 31, 1995 was $6.205 million and $12.042 million after the special stock dividend.

  The direct merger costs have been reclassified and presented in computing the separate company cash flows available for net interest expense, as management believes that such presentation provides additional relevant information to the current shareholders of each company, after eliminating each of the companies' direct costs related to the Merger.

    Direct Merger Costs. Both Alliance and BGII have incurred direct costs related to the Merger consisting of legal, accounting, investment banking fees and related costs. For Alliance, such costs totalled $1.669 million, $0, $9.437 million and $11.106 million for the year ended June 30, 1995, the six months ended December 31, 1994, the six months ended December 31, 1995 and the twelve month period ended December 31, 1995, respectively. BGII's direct costs incurred relating to the Merger totalled $.25 million, $0, $1.75 million and $2 million for the year ended June 30, 1995, the six months ended December 31, 1994, the six months ended December 31, 1995 and the twelve months ended December 31, 1995, respectively.

  The adjustments which were made in determining the supplemental analysis of net interest expense service capability which were not considered in the preceding Unaudited Pro Forma Condensed Combined Statements of Operations reflect the following:

    Rainbow Operations. The final elements of the Rainbow Casino facility, consisting of an 89-room motel and an amusement park and the completion of the casino exterior decor, parking, landscaping and signage, were not completed until July 1995, although the Rainbow Casino had been open without these amenities since July 1994. Therefore Alliance management believes that the results of operations for the six months ended December 31, 1995 after considering seasonality (which was immaterial) are more reflective of the property's ongoing results of operations. Accordingly, such results have been annualized based on the actual results for the six months ended December 31, 1995, as Alliance management believes that such results better portray the Rainbow Casino's contribution to cash flow available for net interest expense. This annualization involves forward-looking statements that involve risks and uncertainties, including the risks of competition, gaming regulation and the other risks detailed in this Proxy Statement-Prospectus, including under "Risk Factors".

    BGII One-Time Costs. Certain unusual charges incurred by BGII consist of costs relating to a regulatory investigation and legal proceedings in Louisiana totaling $1.0 million, legal costs related to a former executive totaling $.5 million, and legal costs related to the BEC trademark litigation that were directly caused by the investigation totaling $.2 million during the year ended June 30, 1995. For the six months ended December 31, 1994, the non-recurring charges consisted of legal costs relating to Louisiana of $.3 million and legal costs related to the former executive of $.5 million. Results for the six months ended December 31, 1995 were adjusted for non-cash charges consisting of a reserve for German VAT taxes and the write-down of a building in Germany, which had been acquired in the purchase of a distributor and never used by BGII, to its net realizable value in anticipation of its sale, totaling $1.816 million, as well as to adjust for costs relating to Louisiana of $.7 million for the six months ended December 31, 1995. During the year ended December 31, 1995, legal costs relating to Louisiana totalled $1.4 million, legal costs related to the BEC trademark litigation totalled $.2 million, and charges in Germany were $1.816 million. Such costs are considered to be non-recurring.

    During the year ended December 31, 1995, BGII entered into a merger agreement with WMS, which BGII ultimately terminated to enter into the Merger Agreement with Alliance. The one-time costs related to this transaction were based on management's assessment and allocation of the total costs incurred for both the WMS and Alliance merger transactions and totalled $.25 million, $0, $1.75 million and $2 million for the year ended June 30, 1995, six months ended December 31, 1994, the six months ended December 31, 1995 and the twelve months ended December 31, 1995, respectively.

    Alliance One-Time Costs. One-time charges incurred by Alliance consist of an executive signing bonus of $1.3 million paid in Alliance Common Stock and $1.1 million of termination costs for certain directors. These charges were incurred during the quarter ended June 30, 1995 and are therefore included as adjustments only for the twelve months ended June 30, 1995 and December 31, 1995.

          COMPARATIVE PER SHARE MARKET PRICE DATA AND DIVIDEND POLICY

  Alliance Common Stock and BGII Common Stock are listed on the NASDAQ NMS under the symbols "ALLY" and "BGII", respectively. The following table sets forth, for the calendar quarters indicated, the high and low sales prices per share of Alliance Common Stock and BGII Common Stock as reported on NASDAQ NMS.

                                                 ALLIANCE         BGII
                                              COMMON   STOCK  COMMON STOCK
                                              --------------  --------------
                                                 HIGH    LOW    HIGH    LOW
                                                 ----    ---    ----    ----
      1993
        First Quarter........................... $ 7 3/4 $5 5/8 $14 3/8 $ 9 1/8
        Second Quarter..........................  10 1/4  6 7/8  14 1/8  10
        Third Quarter...........................   9 3/8  6 7/8  20 5/8  10 1/8
        Fourth Quarter..........................  11 1/2  7 7/8  22 1/2  15
      1994
        First Quarter........................... $10 1/4 $7     $17 3/4 $13 1/2
        Second Quarter..........................   7 1/4  5 1/4  16      11 5/8
        Third Quarter...........................   8 1/2  5 1/8  14 1/8  11
        Fourth Quarter..........................   7 7/8  5 1/4  14 1/8   7 1/4
      1995
        First Quarter........................... $ 8     $5 1/2 $10 5/8 $ 6 1/8
        Second Quarter..........................   6 1/8  4 3/8  11 3/8   7 3/4
        Third Quarter...........................   6      4 5/8  12 1/2   9 1/8
        Fourth Quarter..........................   5 5/8  2 3/4  12       8
      1996
        First Quarter through March   , 1996....

  The following table sets forth the closing prices per share of Alliance Common Stock and the BGII Common Stock as reported on the NASDAQ NMS and the equivalent per share price (as explained below) of BGII Common Stock on
April 17, 1995, the business day preceding public announcement of BGII's intention to enter into the WMS Agreement, on October 18, 1995, the day the original Merger Agreement was entered into, on January 23, 1996, the date the
amendment to the Merger Agreement was entered into, and on March    , 1996.

                                                   ALLIANCE    BGII    EQUIVALENT
                                                    COMMON    COMMON   PER SHARE
                                                    STOCK     STOCK      PRICE
                                                   --------   ------   ----------
      April 17, 1995..............................   $5 1/4    $ 8 1/2   $11.70
      October 18, 1995............................   $4 1/2    $10 7/8   $11.70
      January 23, 1996............................   $4 3/16   $ 7 3/8   $11.70
      March   , 1996..............................   $         $         $11.70

  The equivalent per share price of a share of BGII Common Stock represents the value of the Merger Consideration based on the closing price of a share of Alliance Common Stock on such date and assuming the Series B Special Stock is worth its liquidation value.

  The market price of shares of Alliance Common Stock and BGII Common Stock are subject to fluctuation. As a result, Alliance and BGII stockholders are urged to obtain current market quotations.

  No cash dividends were declared or paid by Alliance during the fiscal years ended June 30, 1994 or June 30, 1995 or by BGII during the fiscal years ended December 31, 1993, December 31, 1994 or December 31, 1995, or thereafter. The Alliance Board does not currently intend to pay cash dividends on Alliance Common Stock. See also "Financial Matters After the Merger--Common Stock Dividend Policy After the Merger". TheSeries B Special Stock will accrue dividends at the rate of 15% per year, which may be paid for a period of time in the form of additional Series B Special Stock. See "Description of Alliance Capital Stock--Description of Series B Special Stock."

  On March 4, 1996, there were approximately 1,615 holders of record of Alliance Common Stock. On March 3, 1996, there were approximately 371 holders of record of BGII Common Stock.

                          COMPARATIVE PER SHARE DATA

  The following table sets forth certain unaudited per share data of Alliance and BGII on both historical and pro forma combined bases and on an equivalent pro forma basis for BGII. This table should be read in conjunction with the historical financial statements and pro forma financial information, and the related notes thereto, of Alliance and BGII appearing elsewhere in this Proxy Statement/Prospectus. See "Unaudited Pro Forma Condensed Combined Financial Information", "Index to Alliance Financial Statements" and "Index to BGII Financial Statements". Unaudited pro forma combined and equivalent pro forma per share data reflect the combined results of Alliance and BGII, after giving effect to the Merger as if it had occurred on June 30 or December 31, 1995, in the case of book value data, and on July 1, 1994 and January 1, 1995, in the case of operating data. The unaudited pro forma financial data are presented for informational purposes only, and are not necessarily indicative of the operating results or financial position that would have occurred had the Merger and other transactions presented in the unaudited pro forma combined financial information been completed on the dates indicated nor is it indicative of future operating results or financial position.

  For purposes of calculating equivalent share data, it has been assumed (for illustrative purposes only) that each share of BGII Common Stock is exchanged in the Merger for $7.83 in cash and .08 of a share of Alliance Common Stock, which is the Common Stock Consideration that would be received if the Alliance Average Trading Price is $3.75, and .0357 of a share of Series B Special Stock (assuming the Series B Special Stock is issued pursuant to a registered public offering at par). The closing price of Alliance Common Stock on March , 1996
was $   . See "Risk Factors--Volatility of Stock Price" and "The Merger--
Merger Consideration".

                          COMPARATIVE PER SHARE DATA

                                                                SUPPLEMENTAL INFORMATION
                                                                   AS OF AND FOR THE
                           AS OF AND FOR THE  AS OF AND FOR THE      TWELVE MONTHS
                           FISCAL YEAR ENDED  SIX MONTHS ENDED     ENDED DECEMBER 31,
                             JUNE 30, 1995    DECEMBER 31, 1995           1995
                          ------------------- ----------------- ------------------------
ALLIANCE
Net loss per share
  Historical............         $(.95)             $(.79)               $(1.33)
  Pro forma.............         $(.91)             $(.78)               $(1.10)
Dividends per common
 share
  Historical............         $ .00              $ .00                $  .00
Book value per common
 share
  Historical............         $ .86              $(.06)               $ (.06)
  Pro forma.............           --               $ .50                $  .50
                                                                SUPPLEMENTAL INFORMATION
                           AS OF AND FOR THE  AS OF AND FOR THE      AS OF AND FOR
                          TWELVE MONTHS ENDED SIX MONTHS ENDED          THE YEAR
                             JUNE 30, 1995    DECEMBER 31, 1995 ENDED DECEMBER 31, 1995
                          ------------------- ----------------- ------------------------
BGII
Income (loss) per common
 share
  Historical............         $ .45              $(.68)               $ (.31)
  Pro forma equivalent
   (1)..................         $(.07)             $(.06)               $ (.09)
Dividends per common
 share
  Historical............         $ .00              $ .00                $  .00
Book value per common
 share
  Historical............         $9.08              $8.19                $ 8.19
  Pro forma equivalent
   (1)..................           --               $ .04                $  .04

--------
(1) The pro forma equivalent is calculated by multiplying .08, which is the illustrative number described in the paragraph preceding this table, by Alliance's pro forma book value and net income per common share as of and for the twelve-month period ended June 30 and December 31, 1995, respectively, which have been prepared using adjustments consistent with those included in the Unaudited Pro Forma Condensed Combined Financial Information contained elsewhere in this Proxy Statement/Prospectus. The pro forma equivalent calculation does not give effect to the portion of the Merger Consideration consisting of the Cash Consideration or the Special Stock Consideration.

                                 INTRODUCTION

  This Proxy Statement/Prospectus is being furnished to stockholders of Alliance in connection with the solicitation of proxies by the Alliance Board for use at the Alliance Annual Meeting to be held at Sam's Town Hotel & Gambling Hall Conference Center, located at 5111 Boulder Highway, Las Vegas, Nevada, on Tuesday, April 2, 1996, at 2:00 p.m., local time, and at any adjournment or postponement thereof.

  This Proxy Statement/Prospectus is being furnished to stockholders of BGII in connection with the solicitation of proxies by the BGII Board for use at the BGII Annual Meeting to be held at the Alexis Park Resort, located at 375 East Harmon Avenue, Las Vegas, Nevada, on Tuesday, April 2, 1996, at 9:00 a.m., local time, and at any adjournment or postponement thereof.

  This Proxy Statement/Prospectus also constitutes a prospectus of Alliance with respect to shares of Alliance Common Stock and shares of Series B Special Stock issuable to the holders of BGII Common Stock in the Merger, excluding shares which may become issuable by reason of the exercise of outstanding BGII options and warrants prior to the Effective Time.

                                 THE COMPANIES

  Alliance believes that the Merger would represent the acquisition, at a reasonable price, of a company that is a significant factor, with a well-known name, in a related segment of the gaming industry, where Alliance could apply its technological expertise to maximum effect. The Merger would make Alliance a much larger company with a higher profile in the gaming industry. A key focus of the strategy of the combined company will be to seek to use advanced technology to improve gaming's entertainment value and security. Alliance believes that the gaming industry despite its rapid growth has been relatively slow to modernize its gaming and security systems. It is hoped that the combined company can become a substantial supplier of innovative products in the gaming industry. Set forth below is an overview of the businesses currently conducted by each company. With the combination of BGII's product lines and distribution strengths and Alliance's technological capabilities, the Alliance Board believes that Alliance/BGII can be a key supplier in filling the growing demand for innovative products in the gaming industry, thus maximizing stockholder value.

ALLIANCE GAMING CORPORATION

GENERAL

  Alliance Gaming Corporation ("Alliance") is a diversified gaming company which (at June 30, 1995) operated approximately 7,184 gaming devices (primarily video poker devices and slot machines). Alliance is the largest private gaming machine management operator in Nevada and one of the largest in the United States. In its Nevada gaming machine management operations, Alliance selects, owns, installs, manages and services gaming devices (approximately 5,208 as of June 30, 1995) in third-party owned local establishments such as taverns, restaurants, supermarkets, drug stores and convenience stores (approximately 516 locations as of June 30, 1995). Also in Nevada, Alliance owns and operates one full service small casino and leases and operates a small casino, one small casino-hotel and one tavern which collectively have approximately 648 gaming devices and 9 table games. In the fiscal year ended June 30, 1992, Alliance expanded its gaming machine management operations to Louisiana, where it is the operator of approximately 694 video poker devices at the only racetrack and associated off-track betting parlors ("OTBs") in the greater New Orleans area. In March 1995, Alliance completed its acquisition of the general partnership interest in the Rainbow Casino Vicksburg Partnership, L.P. ("RCVP"). RCVP owns a dockside casino in Vicksburg, Mississippi which contains approximately 579 gaming devices and 28 table games. Additionally, Alliance manages the casino pursuant to a long term management contract. Alliance had previously acquired 45% of RCVP through a limited partnership interest acquired in July 1994. Alliance also designs and manufactures gaming devices which are used exclusively in its Nevada operations.

  Alliance was incorporated in Nevada on September 30, 1968 under the name Advanced Patent Technology. Alliance changed its name to Gaming and Technology, Inc. in 1983, to United Gaming, Inc. in 1988 and to Alliance Gaming Corporation on December 19, 1994. Alliance conducts its gaming operations through directly and indirectly owned subsidiaries.

MACHINE MANAGEMENT OPERATIONS

 Nevada

  Operations. Alliance's Nevada machine management operations involve the selection, ownership, installation, operation and maintenance of video poker devices, reel-type slot machines and other gaming devices in local establishments such as taverns, restaurants, supermarkets, drug stores and convenience stores operated by third parties ("local establishments"). Alliance's gaming machine management operations target local residents who generally frequent local establishments close to their homes.

  The following table sets forth certain historical data concerning Alliance's Nevada gaming machine management operations:

                                                          AS OF JUNE 30,
                                                   -----------------------------
                                                   1991  1992  1993  1994  1995
                                                   ----- ----- ----- ----- -----
Number of gaming devices owned.................... 5,240 5,505 5,121 5,148 5,208
Number of locations...............................   527   552   508   496   516

  Alliance enters into gaming device route agreements with local establishments through either space leases or revenue-sharing agreements. In revenue sharing arrangements, most common with taverns, restaurants and convenience stores, Alliance does not pay rent, but rather receives a percentage of the revenues from the gaming devices. In revenue sharing arrangements, both the owner of the local establishment and Alliance must have a gaming license. In space lease arrangements, most common with supermarkets and drug stores, Alliance pays a fixed rental to the owner of the local establishment and Alliance receives all of the revenues derived from the gaming devices. In such arrangements, only Alliance (and not the establishment owner) is required to hold a gaming license. Most of the local establishments serviced by Alliance are restricted by law to operating no more than 15 gaming devices.

  Revenue-sharing arrangements accounted for approximately 80%, 86%, 86%, 86% and 86% of the Nevada gaming device route revenues and 77%, 80%, 78%, 80% and 78% of its operating Nevada route gaming devices in fiscal 1993, 1994 and 1995 and the six-month periods ended December 31, 1994 and December 31, 1995, respectively. At December 31, 1995, the weighted average remaining term of Alliance's revenue sharing arrangements was approximately 3.9 years. Space lease arrangements accounted for approximately 20%, 14%, 14%, 14% and 14% of the Nevada gaming route revenues and 23%, 20%, 22%, 20% and 22% of its operating Nevada route gaming devices in fiscal 1993, 1994 and 1995 and the six-month period ended December 31, 1994 and December 31, 1995, respectively. At December 31, 1995, the weighted average remaining term of Alliance's space leases was 2.9 years.

  Alliance has historically been able to renew or replace revenues from expiring agreements with revenues generated by renewal or replacement contracts. However, during the past few years, greater competitive pressures in the gaming route business have increased the portion of gaming route revenues payable to the local establishment, decreasing Alliance's gross margins from these operations. As a result, Alliance has refocused its Nevada gaming machine management operations to emphasize return on investment rather than increasing market share and has undertaken a systematic review process to adjust its contract mix to emphasize higher margin contracts and, where permissible, cancelling or not renewing unprofitable contracts.

  Marketing. Alliance believes it has a diversified customer base with no one customer accounting for more than 10% of Alliance's revenues generated from Nevada gaming machine management operations during the fiscal year ended June 30, 1995, although approximately 14.1% of such revenues was generated through an affiliated group of such customers. Such affiliated group consists of eight partnerships each having one individual partner who is common to all such partnerships. As the largest Nevada gaming machine management operator, Alliance believes that it is able to differentiate itself from its competitors through a full-service operation providing its customers marketing assistance and promotional allowances and using its advanced design capabilities to provide gaming devices with features customized to customers' needs, such as Gambler's Choice, a multi-game device tailored to the local gaming market.

  Strategy. Alliance believes that technological enhancements are the key to improving the appeal of its games and locations, thereby increasing operating margins. As a result, Alliance has developed and is currently testing a new system called "Gamblers Bonus". Gamblers Bonus is designed as a cardless slot players' club and player tracking system which will allow multiple route locations to be linked together into a distributed gaming environment. Through this technology, Alliance will be able to provide its players and customers with many of the same gaming choices currently available only in a larger scale casino environment such as multi-location progressive jackpots, bigger jackpot payouts and traditional players' club enhancements. Additionally, Alliance will offer a series of new and unique games available only to members of the Gamblers Bonus players' club. Alliance believes Gamblers Bonus will improve both the revenues and operating efficiencies of its Nevada machine management operations and has the potential to enhance the basic structure of the machine management segment of the gaming industry.

  Alliance is continuing its efforts to achieve cost reductions (subsequent to cost reductions made in fiscal 1994) and adjust its contract mix to emphasize higher margin arrangements designed to induce location owners to increase gaming revenues. Additionally, in keeping with the trends in the Nevada market, Alliance is updating its gaming device base with bill-acceptor equipped gaming devices which are also expected to improve revenues and operating efficiencies. Alliance continues to investigate further technological enhancements. Alliance believes that following these steps will maximize the potential of its mature Nevada gaming machine management operations in the current competitive environment. In addition, Alliance intends to utilize its expertise in Nevada gaming route operations to develop new route operation opportunities in less mature markets.

 Louisiana

  Operations. In March 1992, Alliance obtained a contract to operate video poker gaming devices in the greater New Orleans, Louisiana area through its controlled subsidiary, Video Services, Inc. ("VSI"). Alliance entered into an operating agreement which runs through May 2002 with Fair Grounds Corporation, Jefferson Downs Corporation and Finish Line Management Corporation (collectively, "Fair Grounds") for Alliance to be the exclusive operator of video poker devices at the only racetrack and ten associated OTB parlors in the greater New Orleans area. Alliance selects, installs, manages and services video poker devices for each of the 10 facilities owned by Fair Grounds for which it receives a percentage of the revenue generated by the devices. Alliance currently has installed 694 video poker devices in Louisiana.

  Under the Louisiana gaming laws and regulations, the majority stockholder of any entity operating video poker devices in Louisiana must be a domiciled resident of the State of Louisiana. As a result, Alliance owns 49% of the capital stock of VSI and three prominent members of the Louisiana business and legal community own the remaining 51%. Alliance, however, owns all the voting stock of VSI and the majority of its officers and directors are Company employees. Alliance has a 71% interest in dividends of VSI in the event dividends are declared. Alliance also formed two other Louisiana subsidiaries, Southern Video Services, Inc. ("SVS") and Video Distributing Services, Inc. ("VDSI"). Both SVS and VDSI are structured in a manner similar to VSI except that Alliance is entitled to receive 60% of any SVS dividends. Under the terms of its contract with Fair Grounds, Alliance must conduct any additional video poker operations in Louisiana other than gaming at racetracks or OTB parlors through SVS. To date, SVS and VDSI have not engaged in business in Louisiana. In addition, Alliance and Fair Grounds have certain mutual rights of first refusal to participate in certain Louisiana riverboat gaming opportunities of the other party on terms and conditions to be specified.

  Alliance is prohibited by the Louisiana Act from engaging in both the manufacture and operation of gaming devices in Louisiana and, therefore, Alliance does not manufacture its own gaming devices for use in Louisiana.

  On December 17, 1993, Alliance incurred a fire loss at the Fairgrounds Race Course in New Orleans where Alliance operated 199 gaming devices prior to the fire, 193 of which were destroyed in the fire. Alliance was fully insured for all equipment, leasehold improvements, other assets and business income with the exception of immaterial deductibles. From December 17, 1993 through June 30, 1995, Alliance recorded approximately $488,000 of income from business interruption insurance proceeds. Alliance is discussing settlement of additional business interruption claims with the insurance carrier.

  Marketing. VSI has developed an extensive marketing program under the name "The Players Room" which is designed to attract primarily local residents to its facilities. Media placement has focused on newspaper and radio advertising with promotions including a player's club, direct mailings and offerings of a wide range of prizes.

  Strategy. Alliance intends to selectively expand its operations in the greater New Orleans area by increasing the number of video poker devices in certain of its existing locations as demand warrants, as well as investigating the addition of new locations under its current contract with the Fair Grounds in areas where competitive factors are favorable. Under the Louisiana Act, racetracks and OTB parlors are permitted to install an unlimited number of video poker devices while truckstops and taverns may install only limited numbers of such devices.

CASINO OPERATIONS

  On July 16, 1994, the Rainbow Casino located in Vicksburg, Mississippi permanently opened for business. Through a wholly-owned subsidiary, Alliance originally purchased a 45% limited partnership interest in RCVP, a Mississippi limited partnership which owns the casino, all assets (including the gaming equipment) associated with the casino and certain adjacent parcels of land. The 55% general partnership interest in RCVP was held by The Rainbow Casino Corporation, an unaffiliated Mississippi corporation ("RCC"). Pursuant to a management agreement dated October 29, 1993, and which terminates on December 31, 2010, Alliance through a wholly-owned subsidiary also serves as manager of the casino. In connection with the completion of the casino and the acquisition of its original 45% limited partnership interest, Alliance funded a $3,250,000 advance to RCC on the same terms as RCC's financing from Hospitality Franchise Systems, Inc. ("HFS") (other than the fact that such advance is subordinate to payments due to HFS). Under the terms of this financing, Alliance received a royalty of 5.2% of annual gross revenues. On March 29, 1995, Alliance consummated certain transactions whereby Alliance acquired from RCC the controlling general partnership interest in RCVP and increased its partnership interest. In exchange for the commitments by National Gaming Mississippi, Inc. ("NGM") and Alliance to provide additional financing (up to a maximum of $2,000,000 each) to be used for the completion of certain incomplete elements of the project which survived the opening of the casino (for which RCC was to have been responsible, but failed to satisfy) and a $500,000 payment also funded jointly by NGM and Alliance paid to HFS as a waiver fee, the following occurred: (i) a subsidiary of Alliance became the general partner and RCC became the limited partner and (ii) the respective partnership interests were adjusted. As a result of this adjustment, RCC is entitled to receive 10% of the net available cash flows after debt service and other items, as defined (which amount increases to 20% of cash above $35,000,000 (i.e. only on such incremental amount)), for a period of 15 years, such period being subject to one year extensions for each year in which a minimum payment of $50,000 is not made. Also, Alliance's 5.2% royalty on gross revenues was terminated on the date it became the general partner. The entire project consists of the Rainbow Casino and also includes an 89-room Days Inn hotel and a 10-acre indoor and outdoor entertainment complex called Funtricity Entertainment Park, which was developed by a subsidiary of Six Flags. Both the hotel and entertainment park were substantially completed in late May 1995. The entire property, known as Vicksburg Landing, is the only destination of its kind in Mississippi containing a casino/family entertainment complex.

  In April 1990, Alliance purchased, for an aggregate purchase price of $9,700,000, substantially all of the assets of the Plantation Casino (the "Plantation") located near the border of Reno and Sparks in northern Nevada. The Plantation is a 20,000-square-foot casino containing 477 gaming devices, keno and 7 table games, including blackjack, craps, roulette and poker. In addition, the Plantation offers a race and sports book which is leased to an independent race and sports book operator. The Plantation, which also includes an approximately 300-seat restaurant, is convenient to both Reno and Sparks and caters to the local market.

  In July 1993, Alliance began leasing and operating the casino at the 326-room Quality Inn located approximately one mile from the Las Vegas Strip. The casino at Quality Inn contains 156 gaming devices and 3 table games. Alliance's lease to operate this facility expired in July 1995. Alliance has chosen not to exercise its renewal rights under this lease. Alliance is currently operating under modified lease terms which expired in December 1995 but have been extended and may further be extended in 60-day increments.

  Marketing. Alliance's casinos target the cost-conscious local market. Alliance promotes its casinos primarily by providing quality food at reasonable prices and through special promotional events. Alliance believes its experience with operating small casinos targeted to local markets will enable it to effectively operate casinos in emerging gaming jurisdictions that have similar characteristics.

TAVERN OPERATIONS

  Alliance currently operates its one tavern in the Las Vegas area. The tavern was acquired when the owner of the location defaulted on its sublease with Alliance. The location operates a total of 25 gaming devices.

  The remaining term of the lease on the tavern is 4 years. The lease payment is approximately $9,000 per month. Alliance's tavern operation is designed to attract the local customer and emphasize repeat business.

  Due to continuing operating losses and the incompatibility of small independent tavern operations with Alliance's overall business strategy, in fiscal 1994 Alliance elected to dispose of its operated taverns. As a result of this decision, Alliance wrote down certain assets related to the taverns to their net realizable value and expensed the present value of future lease payments net of assumed future sublease income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Alliance-- Results of Operations--Fiscal 1995 Compared with Fiscal 1994--Expenses". Subsequently, Alliance sold all six tavern locations to an unaffiliated third party. However, it will continue to operate one of those tavern locations until the purchaser receives the applicable gaming approvals, which approvals are expected by the end of March 1996. No material gain or loss was recognized upon consummation of this sale, but Alliance expects ongoing results of operations to improve as a result of the disposition of these unprofitable tavern locations.

  In the future, although it does not intend to, Alliance may acquire other taverns due to defaults of current tenants on their subleases or otherwise. In each such case, Alliance will evaluate the prospects and determine the best method of disposing of such locations.

MANUFACTURING OPERATIONS

  Alliance currently manufactures and distributes gaming devices in Nevada for use in its gaming device route operations. Alliance manufactured approximately 80% of the gaming devices currently used in its Nevada machine management operations. The manufacturing process generally involves the assembly of standard components which are readily available from various sources. Alliance is not dependent upon any one supplier for the materials or components used in its manufacturing operations.

  Alliance also participates in the development of gaming ideas, technology and manufacturing. Alliance has developed gaming devices with bill acceptor and ticket printer features, as well as touch screen and multi-game capabilities. Alliance anticipates utilizing these devices in many of its Nevada gaming device route locations instead of the traditional coin-operated devices. Alliance believes the adoption of the bill acceptor and ticket printer features will increase the reliability of its Nevada gaming devices, thereby reducing service costs. Alliance believes its development and manufacturing capabilities are a competitive advantage.

COMPETITION

  Nevada. Gaming of all types is available throughout Nevada in numerous locations, including many locations similar to those at which Alliance operates gaming devices. All of these other gaming opportunities may compete directly or indirectly with Alliance. Many of Alliance's competitors possess substantially greater financial and other resources than Alliance. Many of such competitors include large casino-hotels which offer more variety and amenities and may be perceived to have more favorable locations than Alliance.

  Alliance is subject to substantial direct competition for its space lease and revenue sharing gaming device locations from several large gaming machine management operators and numerous small operators, located principally in Las Vegas, Reno and the surrounding areas. Alliance and Jackpot are the dominant gaming machine management operators in Nevada. The principal method of competition for gaming machine management operators include the economic terms of the space lease or revenue sharing arrangement, the services provided and the reputation of the machine management operator. Price competition is intense and has reduced Alliance's gross margin on such operations over the past several years as the percentage of the gaming device revenues retained by local establishment owners has increased. Alliance expects this trend to continue.

  The operation of casinos and taverns is also a highly competitive business. The principal competitive factors in the industry include the quality and location of the facility, the nature and quality of the amenities and customer services offered and the implementation and success of marketing programs. Alliance's primary casino and tavern operations focus on the local market rather than the tourist market. Accordingly, Alliance believes that the principal competition for Alliance's operations comes from larger "locals" casinos and taverns, although strip and downtown hotels and casinos also attract gaming customers from the local market.

  Louisiana. Alliance is subject to extensive competition for contracts to operate video poker devices and Alliance's racetrack and OTB parlors compete with various truck stops and locations with liquor licenses throughout the New Orleans area. Each truck stop is permitted to operate up to 50 video poker devices and each tavern is permitted to operate up to 3 video poker devices. In addition, Louisiana has authorized river boat gaming statewide and several riverboats are operating in Orleans Parish. Riverboats are permitted to have live table games and an unlimited number of gaming devices, including slot machines. Louisiana has also authorized one land-based casino, permitted to include live table games and an unlimited number of gaming devices, which is now open and operating in temporary facilities in New Orleans.

  The adjacent state of Mississippi has legalized dockside gaming, which attracts many local and tourist players from the New Orleans area. Alliance has one such casino located in Vicksburg, Mississippi. Dockside gaming in Mississippi, riverboat casinos in Louisiana and the land-based casino in Orleans Parish have a wide variety of gaming devices and table games, while the Louisiana Act limits Alliance's operations to video poker devices only. Further, the Louisiana Act limits the jackpot that may be paid by a video poker device to a maximum of $1,000 per play in some cases and $500 per play in others while other gaming activities have no such limits.

  Mississippi. Dockside gaming, in the form of full-service casinos, is legal throughout the state of Mississippi with no limit on the number of licenses to be granted by the state gaming authorities. As a result, the operation of casinos has become a highly competitive business. As in Nevada, the principal competitive factors in the industry include the quality and location of the facility, the nature and quality of the amenities and customer services offered and the implementation and success of marketing programs. The Rainbow Casino appeals to both locals and visitors to historic Vicksburg, Mississippi. The Rainbow Casino is the fourth gaming facility to open in Vicksburg, Mississippi and, as such, faces substantial direct competition for gaming customers in the region.

PATENTS, COPYRIGHTS AND TRADE SECRETS

  Alliance does not believe patent, copyright or trademark protection to be material to its current business. However, Alliance has copyrighted both the source code and the video presentation of its games and registered many of these copyrights with the U.S. Copyright Office under the Copyright Act of 1976. Game version upgrades and new games are currently in the process of United States patent and copyright registration. Such copyrights expire at various dates from September 2056 to October 2065. In addition, some of the games have federal and/or state trademarks registered with the U.S. Patent and Trademark office. Some of the games (either currently used or reserved for future development) also are covered by patents filed with the U.S. Patent and Trademark office. Such patents expire at various dates from May 2008 to March 2012.

  Alliance has registered the trademark "CEI" and its design and the logos of United Gaming, Inc. and United Coin Machine Co. with the U.S. Patent and Trademark Office.

BUSINESS DEVELOPMENT ACTIVITY

  Through a wholly-owned subsidiary, Native American Investments, Inc. ("NAI"), Alliance has a contract to develop Class II and III gaming opportunities with an Indian tribe in California. Class II gaming includes bingo, pulltabs and non-banking card games that are already permitted in a state, and is subject to the concurrent jurisdiction of the National Indian Gaming Commission ("NIGC") and the applicable Indian tribe. Class III gaming is a residual category composed of all forms of gaming that are not Class I gaming (which consists of non-commercial social games played solely for prizes of minimal value or traditional forms of Indian gaming) or Class II gaming, including casino style gaming. The contract is subject to negotiations resulting in satisfactory compacts with the state and approval of the contract by the National Indian Gaming Commission. The Governor of California has to date refused to negotiate a compact covering Class III electronic gaming devices and house-banked games in California and is currently engaged in related litigation over the scope of gaming issue with certain Indian tribes. In one case, Rumsey Indian Rancheria vs. Wilson, which had been appealed to the U.S.

Ninth Circuit Court of Appeals, a three-judge panel ruled that the State of California may be obligated to negotiate compacts with Indian tribes for Class III gaming with respect to electronic gaming devices to the extent such gaming devices are "permitted" under California law. The Ninth Circuit specifically declined to make such a ruling on its own accord and instead determined to remand that specific question back to the United States District Court for the Eastern District for decision. The remand has not yet occurred, however, as the Ninth Circuit still has under review whether to reconsider its prior decision. This review is based upon the recent decision issued by a California state court in Western Telecon v. California State Lottery. In that case, a three-judge panel from the Second Appellate District Court of Appeals ruled that the state's lottery machines are the legal equivalent of slot machines. Upon reconsideration, the Court upheld the prior ruling; however, the Court stated that it did not matter whether keno was a slot machine or a banking game because the State Lottery Act authorizes the State Lottery to offer its games in both forms. Thus, the Court declined to specifically rule that the lottery game was in fact a slot machine. This decision has been appealed to the California Supreme Court. Based on Western Telecon, the Ninth Circuit in Rumsey stayed the remand proceedings to permit briefing on the applicability of Western Telecon to the Rumsey issue. The parties are currently awaiting the Ninth Circuit's decision in light of Western Telecon. There can be no assurance as to the ultimate outcome of these litigation activities or the successful completion or operation of any part of this project.

  Alliance and Casino Magic Corporation, through wholly-owned subsidiaries, are members in Kansas Gaming Partners, LLC ("KGP") and Kansas Financial Partners, LLC ("KFP"), both Kansas limited liability companies. Under an option agreement (the "Option Agreement") granted to KGP by Camptown Greyhound Racing, Inc. ("Camptown") and the Racing Association of Kansas--Southeast ("TRAK Southeast"), KGP has been granted the exclusive right, which right expires on September 13, 2013, to operate gaming devices and/or casino-type gaming at Camptown's racing facility in Frontenac, Kansas if and when such gaming is permitted in Kansas. In December 1994, Camptown received a $3,205,000 loan from Boatmens' Bank which was guaranteed by KFP. Alliance and Casino Magic Corporation each invested $1,580,000 in KFP which was used to purchase a certificate of deposit to collateralize its guaranty. Construction of Camptown's racing facility has been completed and the facility opened for business in May 1995. The racing facility was temporarily closed on November 5, 1995 due to poor financial results. Camptown filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in January 1996 and has stated an intention to reopen for business following bankruptcy reorganization. Boatmen's Bank demanded payment of the Camptown loan from KFP under the terms of the guaranty. KFP paid the loan and Boatmen's Bank returned KFP's certificate of deposit and KFP assumed Boatmen's Bank's position in the loan to Camptown which is secured by a second mortgage on Camptown's greyhound racing facility in Frontenac, Kansas. TRAK Southeast and Camptown continue to be bound by the Option Agreement. KFP intends to vigorously pursue all of its rights and remedies which may include, among other things, seeking authority from the bankruptcy court to commence a foreclosure action. In the case of a foreclosure action, KFP would be required to assume or pay the existing first mortgage of approximately $2,000,000 if KFP becomes the purchaser at any such sale. Alliance intends to continue to monitor its investment in KFP. Alliance believes that the Kansas legislature may consider at least two gaming bills this session. One bill, if approved by two thirds of both houses of the Kansas legislature, would call for a public vote to amend the Kansas constitution to allow gaming devices to be operated at up to two gaming locations in each legislative district, with one location being reserved for any licensed pari-mutuel location in the district. The second bill, if passed by a majority of both houses of the Kansas legislature, would allow, subject to a local option election of the citizens in the county, gaming devices to be operated at licensed pari-mutuel race tracks.

BUSINESS STRATEGY

  Alliance's business strategy with respect to its existing lines of business is to utilize its diversified gaming expertise, strengthened executive management, business partners and investment community relationships to pursue a variety of business and investment opportunities in existing market areas such as Las Vegas and other Nevada locations, as well as emerging gaming markets, including land-based, dockside or riverboat (including Native American owned) casinos, the operation of gaming machine management operations and the supply and management of gaming devices. With the acquisition of BGII, a significant element of this strategy will have been accomplished.

  Alliance believes it is well positioned to capitalize on investment opportunities in both existing gaming markets, especially in Nevada, as well as emerging jurisdictions as a result of (i) its diversified gaming expertise including gaming machine management, casino operations and gaming device design and manufacture, (ii) an experienced management team, (iii) its affiliation with Kirkland-Ft. Worth Investment Partners, L.P. ("Kirkland") and Gaming Systems Advisors, L.P. ("GSA") and (iv) its demonstrated ability to expand its gaming operations to new jurisdictions, as evidenced by its operations in Louisiana and Mississippi.

EMPLOYEES

  As of June 30, 1995, Alliance employed approximately 825 persons in the State of Nevada and approximately 10 persons in various states related to its business development activities, VSI employed approximately 62 persons in the State of Louisiana and RCVP employed 347 persons in the State of Mississippi. None of such employees is covered by a collective bargaining agreement. Alliance believes its relationships with its employees are satisfactory.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ALLIANCE

LIQUIDITY AND CAPITAL RESOURCES

  At December 31, 1995, Alliance had working capital of approximately $20,109,000, a decrease of approximately $11,637,000 from June 30, 1995. The decrease in working capital is due in part to a decrease in cash and cash equivalents which were used to fund development activities in connection with Alliance's business strategy. As of December 31, 1995, Alliance had $29,468,000 in cash, cash equivalents and securities available for sale, of which approximately $7,000,000 is necessary to fund ongoing gaming operations in the ordinary course of business. At June 30, 1995, Alliance had working capital of approximately $31,746,000 and $37,414,000 in cash, cash equivalents and securities available for sale.

  During the six months ended December 31, 1995, Alliance incurred approximately $10,737,000 in costs associated with pursuit of Alliance's business strategy. Included in these costs are expenses of $9,437,000 associated with Alliance's making the Alliance Offer and Consent Solicitation, and subsequently entering into a definitive merger agreement with BGII. During fiscal 1995, Alliance incurred approximately $7,843,000 in expenses associated with pursuit of Alliance's business strategy. Alliance's strategy is to use its strengthened management team, diversified gaming expertise and business and investment community relationships to develop new opportunities in the operation of land-based (including Native American owned), dockside and riverboat casinos, gaming systems and technology and the supply and management of gaming devices.

  On July 16, 1994 the Rainbow Casino in Vicksburg, Mississippi permanently opened for business. In connection with the completion of the casino and the acquisition of its original 45% limited partnership interest, through a wholly-owned subsidiary, Alliance funded a $3,250,000 advance to RCC on the same terms as RCC's financing from HFS. On March 29, 1995, Alliance consummated certain transactions whereby Alliance acquired from RCC the controlling general partnership interest in RCVP and increased its partnership interest. In exchange for the commitments by NGM and Alliance to provide additional financial (up to a maximum of $2,000,000 each) to be used for the completion of certain incomplete elements of the project which survived the opening of the casino (for which RCC was to have been responsible, but failed to satisfy) a commitment by Alliance to fund any additional capital necessary for the completion, upgrading or working capital of the project, and a $500,000 payment also funded jointly by NGM and Alliance paid to HFS as a waiver fee, the following occurred: (i) a subsidiary of Alliance became the general partner and RCC became the limited partner of RCVP and (ii) the respective partnership interests were adjusted. As adjusted, RCC is entitled to receive 10% of the net available cash flows, as defined (which amount shall increase to 20% of cash above $35,000,000 (i.e. only on such incremental amount)), for a period of 15 years, such period being subject to one-year extensions for each year in which a minimum payment of $50,000 is not made. In addition, if during any continuous 12-month period until December 31, 1999 the casino achieves earnings from the project of at least $10.5 million, before deducting depreciation, amortization, certain debt payments and substantially all taxes, then Alliance will be obligated to pay to certain principals of the original partnership an amount aggregating $1 million in cash or shares of Alliance Common Stock.

  Alliance and Casino Magic Corporation, through wholly-owned subsidiaries, are members in KGP and KFP, both Kansas limited liability companies. Under an option agreement granted to KGP by Camptown and TRAK Southeast, KGP has been granted the exclusive right, which right expires on September 13, 2013, to operate gaming devices and/or casino-type gaming at Camptown's racing facility in Frontenac, Kansas if and when such gaming is permitted in Kansas. In December 1994, Camptown received a $3,205,000 loan from Boatmens' Bank which was guaranteed by KFP. Alliance and Casino Magic Corporation each invested $1,580,000 in KFP which was used to purchase a certificate of deposit to collateralize its guaranty. Construction of Camptown's racing facility has been completed and the facility opened for business in May 1995. The racing facility was temporarily closed on November 5, 1995 due to poor financial results. Camptown filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in January 1996 and has stated an intention to reopen for business following bankruptcy reorganization. Boatmen's Bank demanded payment of the Camptown loan from KFP under the terms of the guaranty. KFP paid the loan and Boatmen's Bank returned KFP's certificate of deposit and KFP assumed Boatmen's Bank's position in the loan to Camptown which is secured by a second mortgage on

Camptown's greyhound racing facility in Frontenac, Kansas. TRAK Southeast and Camptown continue to be bound by the Option Agreement. KFP intends to vigorously pursue all of its rights and remedies which may include, among other things, seeking authority from the bankruptcy court to commence a foreclosure action. In the case of a foreclosure action, KFP would be required to assume or pay the existing first mortgage of approximately $2,000,000 if KFP becomes the purchaser at any such sale. Alliance intends to continue to monitor its investment in KFP. Alliance believes that the Kansas legislature may consider at least two gaming bills this session. One bill, if approved by two thirds of both houses of the Kansas legislature, would call for a public vote to amend the Kansas constitution to allow slot machines at up to two gaming locations in each legislative district, with one location being reserved for any licensed pari-mutuel location in the district. The second bill, if passed by a majority of both houses of the Kansas legislature, would allow, subject to a local option election of the citizens in the county, slot machines at licensed pari-mutuel race tracks.

  Cash provided by operations for the six months ended December 31, 1995 decreased by approximately $1,588,00 from amounts reported for the prior year period. The change is primarily attributable to the Rainbow Casino, offset by an increase in business development costs over the same period from the prior year of $7,229,000, primarily related to the Merger.

  Cash provided by operations for fiscal 1995 decreased approximately $8,105,000 from amounts reported for fiscal 1994. Included in the prior year's cash flows from operations was a non-recurring gain of $3,600,000 associated with the termination of Alliance's letter agreement with Capital Gaming International, Inc. and $6,351,000 of charges related to Alliance's decision to exit the downtown Las Vegas gaming market and dispose of its tavern operations. Exclusive of these prior year items, expenditures related to supporting Alliance's business strategy increased approximately $3,051,000. Long-term accrued expenses decreased by approximately $1,031,000 as Alliance paid rent and other exit expenses against the amounts accrued in fiscal 1994 as noted above. The remaining change in accrued expenses accounted for a use of cash in the amount of $4,710,000. These uses of cash were partially offset by an increase in cash flows from operations of approximately $2,666,000 from Alliance's ongoing business operations and an operating cash contribution of approximately $3,089,000 from the first year of operations by the Rainbow Casino. Significant non-cash items added back to cash flows from operations for 1995 include $1,313,000 in non-cash compensation expense and $1,075,000 related to certain service contracts and termination costs.

  Cash provided by investing activities for the six months ended December 31, 1995 increased $12,403,000 from the same period in the prior year due primarily to the proceeds from the sale of approximately $8,015,000 of securities available for sale. Also, net collections on receivables improved by $3,299,000 compared to the same period last year.

  Cash flows used for investing activities in fiscal year 1995 decreased by $5,651,000 from the prior year. Net collections on receivables improved by $2,605,000 compared to fiscal 1994 as receivable activity returned to historical norms. In fiscal 1994, Alliance funded approximately $7,250,000 in loans to Capital Gaming International Inc. and the original general partner in RCVP which additions were partially offset by increased collections of receivables related primarily to the collection of the Capital Gaming loan in fiscal 1994.

  Cash used in financing activities for the six months ended December 31, 1995 declined $76,000 from the same period last year due primarily to Alliance's borrowing of $682,000 in the period.

  Cash flows from financing activities in fiscal year 1995 declined $48,402,000 from fiscal 1994. In the prior year, Alliance completed the private placement of $85,000,000 aggregate principal amount of its 7.5% convertible subordinated debentures due 2003 (the "Debentures"). Concurrent with the closing of the issuance of the Debentures, Kirkland invested $5,000,000 in Alliance in exchange for 1,333,333 shares of Alliance's Non-Voting Junior Convertible Special Stock and warrants to purchase up to 2,750,000 shares of Alliance Common Stock, subject to certain conditions. A portion of the net proceeds from these transactions was used to repay previously existing debt and accrued interest of approximately $38,245,000.

  Earnings before interest, taxes, depreciation and amortization ("EBITDA") as a percent of the related revenues changed for Nevada gaming machine management operations from 15.3% in fiscal 1994 to 16.7% in fiscal 1995 and to 14.8% in the first six months of fiscal 1996 and for Louisiana gaming machine management operations from 18.9% to 21.5% and to 24.1% for the same periods. EBITDA as a percent of revenues for the casino operations (excluding discontinued operations), excluding certain one-time charges, was 18.2% in fiscal 1994 and 23.3% in fiscal 1995 and 30.9% in the first six months of fiscal 1996. The increase in the first six months of fiscal 1996 was due primarily to the acquisition of the Rainbow Casino. EBITDA should not be construed as an alternative to net income or any other GAAP measure of performance as an indicator of Alliance's performance or to cash flows generated by operating, investing and financing activities as an indicator of cash flows or a measure of liquidity. Management believes that EBITDA is a useful adjunct to net income and other GAAP measurements and is a conventionally used financial indicator. Earnings were inadequate to cover fixed charges by $11.5 million and $9.8 million during the twelve months ended June 30, 1995 and the six months ended December 31, 1995, respectively.

  Management believes Alliance's present working capital and funds generated from operations will be sufficient to meet its existing commitments, debt payments and other obligations as they become due. However, it remains a part of Alliance's business strategy to seek on a more limited basis additional gaming opportunities, including opportunities in which its route and casino experience may be applicable. As part of its business activities, Alliance is regularly involved in the identification, investigation and development of such opportunities. Accordingly, in order to support such activities, Alliance may in the future elect to issue additional debt or equity securities if and when appropriate opportunities become available on terms satisfactory to management (in addition to the Financing). See "Unaudited Pro Forma Condensed Combined Financial Statements" and "The Merger--Financing".

RESULTS OF OPERATIONS

 SIX MONTHS ENDED DECEMBER 31, 1995 COMPARED WITH SIX MONTHS ENDED DECEMBER 31, 1994.

 Revenues

  Total revenues for the six months ended December 31, 1995 were $76,229,000, an increase of $13,891,000 (22.3%) over those for the same period in 1994. Revenues from all gaming route operations increased $110,000 (0.2%) to approximately $52,621,000 in the first six months of fiscal 1996. Revenues from the Louisiana route operations increased $147,000 (an increase of 1.9%) primarily as a result of an expansion of operations from the opening of a new OTB parlor in October 1995. Revenue from Nevada route operations decreased approximately $36,000 (0.1%) over those for the same period last year. The decrease in the Nevada gaming route revenues was attributable to a $0.52 decrease in the average net win per gaming device per day for the six months ended December 31, 1995 compared to the same period in 1994 (accounting for a decrease of approximately $499,000) which exceeded an increase in the weighted average number of gaming devices on location for the six months ended December 31, 1995 as compared to the same period in 1994 (accounting for an increase of approximately $463,000). Revenues from casino and tavern operations, including food and beverage sales, increased approximately $13,791,000 (140.6%) during the current six months as compared to those for the prior year as revenues recognized from the Rainbow Casino, which were consolidated beginning March 29, 1995, exceeded the revenues lost with the termination of Alliance's lease at the Royal Casino and the reduction of operations at Alliance's tavern locations.

 Cost and Expenses

  Cost of Revenues. Cost of gaming route revenues for the six months ended December 31, 1995 increased $1,147,000 (2.9%) over the same period in 1994. Costs of revenues from route operations in Louisiana decreased $53,000 (a decrease of 1.1% from last year) as revenues decline primarily as a result of the increased competition in that market. Costs of gaming revenues for Nevada gaming route revenues increased $1,200,000 (3.5%) as compared to the prior year and increased slightly as a percent of Nevada gaming route revenues primarily due to increased costs associated with additional and renewed space lease contracts. Cost of route revenues includes rents under both space lease and revenue sharing arrangements, gaming taxes and direct labor, including related taxes and benefits. The cost of casino and tavern revenues including costs of food and beverage revenues increased $5,246,000 (86.5%) compared to 1994 results primarily due to the Rainbow Casino cost of revenues which were consolidated beginning March 29, 1995. This increase was partially offset by the termination of Alliance's lease at the Royal Casino. Cost of casino and tavern revenues include cost of goods sold, gaming taxes, rent and direct labor, including related taxes and benefits.

  Expenses. For the six months ended December 31, 1995 Alliance incurred business developmental costs associated with pursuing Alliance's business strategy of approximately $10,737,000, an increase of $7,229,000 (206.1%) over the same period from last year. These business development expenses include ongoing salaries and wages, related taxes and benefits, professional fees, travel expenses and other expenses associated with supporting Alliance's business strategy. Current year development costs also include expenses of $9,437,000 associated with the Alliance Offer, Consent Solicitation, and the Merger, which are non-recurring. During the six-month period ended December 31, 1995, excluding the costs related to the Merger, Alliance's business development costs were approximately $1.3 million. The level of business development activities, exclusive of Merger costs, has been reduced from prior periods due to the termination of two executives in this business unit in order to reduce costs, and the relocation of this unit to lower cost office space. Alliance believes that such reduced level of costs will be adequate to pursue its business development strategies on a more limited basis in accordance with its business plan following consummation of the Merger.

  Selling, general and administrative expenses for the period increased approximately $2,912,000 (44.9%) from the prior year. Expenses for casinos and taverns increased $3,629,000 (198.3%) from the prior year primarily due to the Rainbow Casino expenses which were consolidated beginning March 29, 1995. This increase was partially offset by the termination of Alliance's lease at the Royal Casino and the reduction of operations at Alliance's tavern locations. Such expenses related to gaming route operations decreased $717,000 (15.4%) from the prior year reflecting steps taken to control costs, including reduced staffing levels. Corporate general and administrative expenses decreased $1,265,000 (29.4%). This decrease was caused primarily by controlling costs and reducing staffing levels. Alliance expects that there may be further increases in selling, general and administrative expenses related to the addition of new management and development personnel and other costs associated with supporting Alliance's business strategy.

  Included in last year's other income and expenses is a charge of $404,000 representing Alliance's equity in the net loss of the Rainbow Casino in its first six months of operations prior to Alliance's acquisition of the general partnership interest in RCVP on March 29, 1995.

  Interest expense for the period increased $373,000 from the same period last year due principally to the increased interest expense related to the debt of Rainbow Casino.

 FISCAL 1995 COMPARED WITH FISCAL 1994

 Revenues

  Total revenues for the fiscal year ended June 30, 1995 were approximately $131,988,000, an increase of $8,934,000 (7.3%) over those for fiscal 1994.
Revenues from all gaming route operations increased $3,997,000 (3.9%) to approximately $106,827,000 in fiscal 1995. Revenues from route operations in the state of Louisiana declined $1,796,000 (10.3%) primarily as a result of increased competition from riverboat operations. Revenue from Nevada route operations increased approximately $5,739,000 (6.7%) over those for the same period last year. The increase in the Nevada gaming route revenues was attributable to a $2.15 increase in the average net win per gaming device per day in fiscal 1995 compared to fiscal 1994 (accounting for approximately $4,042,000 of such increase) and an increase in the weighted average number of gaming devices on location during fiscal 1995 as compared to fiscal 1994 (accounting for an increase of approximately $1,751,000). Revenues from casino and tavern operations, including food and beverage sales, increased approximately $4,975,000 (24.6%) during fiscal 1995 as compared to those for the prior year as revenues recognized from the Rainbow Casino, which were consolidated beginning March 29, 1995, exceeded the revenues lost with the closing of the Company's properties in downtown Las Vegas and the termination of Alliance's lease at the Royal Casino.

 Costs and Expenses

   Costs of Revenues. Cost of gaming route revenues for the fiscal year ended June 30, 1995 increased $3,543,000 (4.6%) over that for fiscal 1994. Costs of revenues for route operations in Louisiana decreased $1,199,000 (a decrease of 10.7% from last year) as revenues declined primarily as a result of increased competition in that market. As a percent of related revenues, Louisiana route costs of revenues remained relatively constant. Cost of gaming revenues for Nevada gaming route revenues increased $4,742,000 (7.3%) as compared to the prior year and increased slightly as a percent of Nevada gaming route revenues due primarily to increased costs associated with additional and renewed space lease contracts. Cost of route revenues includes rents under both space lease and revenue sharing arrangements, gaming taxes and direct labor, including related taxes and benefits. The cost of casino and tavern revenues, including the cost of food and beverage sales, decreased $724,000 (4.8%) compared to fiscal 1994 primarily due to the closing of Alliance's properties in downtown Las Vegas and the termination of Alliance's lease at the Royal Casino. These decreases were partially offset by Rainbow Casino costs of revenues which were consolidated beginning in March 1995. Cost of casino and tavern revenues includes cost of goods sold, gaming taxes, rent and direct labor expenses, including taxes and benefits. Although the gross margin percentage for Nevada operations declined slightly during fiscal 1995, the decline was completely offset by the addition of the Rainbow Casino and a small improvement in the Louisiana gross margin percentage. As a result, the total cost of revenues as a percentage of total revenues declined by 2.9% compared to fiscal 1994.

  Expenses. For fiscal 1995, Alliance incurred development costs associated with pursuing Alliance's long term growth strategy of approximately $7,843,000, an increase of approximately $6,651,000 (558.0%) from fiscal 1994. Included in the development costs for fiscal 1995 was $1,669,000 of costs related to the Merger. Included as an offset to development costs for fiscal 1994 was a non-recurring gain of $3,600,000 related to Alliance's effort to acquire Capital Gaming International, Inc. Prior year development costs also include certain significant expenses associated with Alliance's purchase of NAI. Development costs include salaries and wages, related taxes and benefits, professional fees, travel expenses, payments to third parties for business development options and other expenses associated with supporting the Company's long-term growth strategy. With the exception of the significant costs expected to be incurred in conjunction with the Merger, Alliance expects to continue to incur a significant level of development costs although at a reduced level compared to fiscal 1995 due to the termination of two executives in this business unit in order to reduce costs and its relocation to lower cost office space. Alliance believes that such reduced costs will be adequate to pursue its business development strategies on a more limited basis in accordance with its business plan following consummation of the Merger.

  Corporate administrative expenses for fiscal 1995 were approximately $9,735,000, an increase of $1,853,000 over the same amounts for fiscal 1994. The primary cause for the increase was $1,331,000 in compensation expense recognized upon the issuance of 250,000 shares of Alliance Common Stock to Steve Greathouse, Alliance's President, Chief Executive Officer and Chairman of the Board, in connection with his employment agreement. Also contributing to the increase in corporate administrative expenses are $485,000 of expenses related to certain service contracts and termination costs. Corporate administrative expenses include salaries and wages, related taxes and benefits, professional fees and other expenses associated with maintaining the corporate office and providing centralized corporate services for Alliance.

  Exclusive of the development and corporate expenses noted above, selling, general and administrative expenses for fiscal 1995 increased $1,078,000 (7.9%) from the prior year. Selling, general and administrative expenses related to gaming route operations decreased $1,340,000 (13.8%) from fiscal 1994. Selling, general and administrative expenses for Louisiana route operations declined approximately $660,000 (23.8%) as staff reductions and cost containment measures were implemented to counter increased competition in that market. The same costs for Nevada route operations decreased $680,000 (9.8%) as the benefit of staff reductions and cost controls taken in late fiscal 1994 was realized. Selling, general and administrative costs increased for casino and tavern operations by $1,595,000 (44.0%) from the prior year. The acquisition of the Rainbow Casino, which contributed $1,984,000 to the increase, was partially offset by the closing of Alliance's downtown Las Vegas properties and the termination of the lease at the Royal Hotel. Also contributing to the increase in selling, general and administrative expenses were $478,000 of expenses related to certain service contracts and termination costs. Selling, general and administrative expenses may be subject to further increases.

  In fiscal 1994, due to continuing losses from operations, negative cash flows and incompatibility with Alliance's long-term growth strategy, the Alliance Board resolved to 1) exit the downtown Las Vegas gaming market and 2) dispose of the currently operated small independent tavern operations. Based on these decisions, Alliance recognized total expenses of approximately $5,883,500 in fiscal 1994. As a result of the decision to exit the downtown Las Vegas gaming market, in September 1994, Alliance substantially reduced operations at both the Trolley Stop Casino and Miss Lucy's Gambling Hall & Saloon. Included in the 1994 statements of operations are total expenses of approximately $3,246,000 related to these actions. The total charge included approximately $488,000 related to the write-down of assets and approximately $2,758,000 representing primarily the present value of the future lease payments net of estimated future sublease income. The decision to withdraw from the tavern business resulted in expenses of approximately $2,638,000 being recognized in fiscal 1994. Approximately $1,813,000 of the total amount was related to the write down of assets while approximately $825,000 represented primarily the present value of the future lease payments net of estimated future sublease income.

  On December 17, 1993, Alliance incurred a fire loss at the Fairgrounds Race Course in New Orleans, Louisiana where Alliance operated 199 gaming devices prior to the fire (of which 193 were destroyed by the fire) through its controlled subsidiary, VSI. Alliance was fully insured for all equipment, leasehold improvements, other assets and business income with the exception of approximately $46,000 in deductibles. During fiscal 1995, Alliance recorded approximately $247,000 of income from business interruption insurance proceeds compared to $241,000 of such proceeds in the prior year. Alliance is discussing settlement of additional business interruption claims with the insurance carrier. Alliance has also received insurance proceeds based on the replacement value of the assets destroyed in the fire and, therefore, recognized a gain of approximately $156,000 which is included in other income in fiscal 1994.

 FISCAL 1994 COMPARED WITH FISCAL 1993

 Revenues

  Total revenues for the fiscal year ended June 30, 1994 were approximately $123,054,000 for fiscal 1994 an increase of $9,963,000 (8.8%) over those for fiscal 1993. Revenues from all gaming route operations increased $6,548,000 (6.8%) to approximately $102,830,000 in fiscal 1994. Route operations in the state of Louisiana contributed $5,222,000 (an increase of 42.9%) to the overall increase in route revenues as Alliance continued to experience increasing demand in that relatively young market. Revenue from Nevada route operations increased approximately $1,326,000 (1.6%) over those for the same period last year. The increase in the Nevada gaming route revenues was attributable to a $1.30 increase in the average net win per gaming device per day in fiscal 1994 compared to fiscal 1993 (accounting for an increase of approximately $2,608,000 of such increase) which was partially offset by a decrease in the weighted average number of gaming devices on location during fiscal 1994 as compared to fiscal 1993 (accounting for a decrease of approximately $1,282,000). Revenues from casino and taverns increased approximately $3,449,000 (20.6%) during fiscal 1994 as compared to those for the prior year due to the continued expansion of casino operations and operating additional troubled tavern locations.

 Costs and Expenses

  Costs of Revenues. Cost of gaming route revenues for the fiscal year ended June 30, 1994 increased $3,718,000 (5.1%) over that for fiscal 1993. Route operations in Louisiana contributed $2,854,000 (an increase of 40.6% from last year) to the overall increase. Cost of gaming revenues for Nevada gaming route revenues increased $864,000 (1.3%) as compared to the prior year. The increase to cost of Nevada route revenues was primarily due to an increase in location operators' share of gaming revenues caused by replacing a large space lease contract with revenue-sharing arrangements. Cost of route revenues includes rents under both space lease and revenue sharing arrangements, gaming taxes and direct labor, including related taxes and benefits. The cost of casino and tavern revenue increased $3,412,000 (29.6%) compared to fiscal 1993 primarily due to the first full year of operations of two small casinos and the first full year of operating the hotel and food and beverage operations at the Mizpah. Previously, Alliance had operated only the casino at the Mizpah, but in January, 1993 began operating the entire facility including food and beverage operations to insure its availability for the casino. Cost of casino and tavern revenues includes cost of goods sold, gaming taxes, rent and direct labor expenses, including taxes and benefits. Although the gross margin percentage from Nevada operations declined during fiscal 1994, the decline was offset by increases in the Louisiana operating margin percentage. As a result, the combined cost of gaming revenues as a percentage of gaming revenues remained relatively constant from fiscal 1993 to fiscal 1994.

  Expenses. In August 1994, due to continuing losses from operations, negative cash flows and incompatibility with Alliance's long-term growth strategy, Alliance's Board of Directors resolved to 1) exit the downtown Las Vegas gaming market and 2) dispose of the currently operated small independent tavern operations. Based on these decisions, Alliance recognized total expenses of approximately $5,883,500 in fiscal

1994. As a result of the decision to exit the downtown Las Vegas gaming market, in September 1994, Alliance substantially reduced operations at both the Trolley Stop Casino and Miss Lucy's Gambling Hall & Saloon. Included in the 1994 statements of operations are total expenses of approximately $3,246,000 related to these actions. The total charge included approximately $488,000 related to the write-down of assets and approximately $2,758,000 representing primarily the present value of the future lease payments net of estimated future sublease income. The decision to withdraw from the tavern business resulted in expenses of approximately $2,638,000 being recognized in fiscal 1994. Approximately $1,813,000 of the total amount was related to the write down of assets while approximately $825,000 represented primarily the present value of the future lease payments net of estimated future sublease income.

  Alliance's lease at the Mizpah has a remaining lease term of approximately
8.5 years with an option on Alliance's behalf to terminate the lease arrangement at any time after December 31, 1995 with 120 days notice. In September 1994, the Company notified the landlord of the Mizpah of its intent to exercise the termination clause of its lease at the earliest possible date of January 1, 1996 and give 120 days notice at that time. As a result of this decision, Alliance recognized additional charges of $467,500 in fiscal 1994.

  Also included in selling, general and administrative expenses for fiscal 1994 are development costs associated with pursuing Alliance's long term growth strategy of approximately $1,192,000. These developmental costs include approximately $4,792,000 in legal fees, travel expenses and other expenses associated with supporting Alliance's long-term growth strategy, which expenses are partially offset by the $3,600,000 recovered under the Capital Gaming termination agreement. Fiscal 1994 was the first year in which significant funds were expended in pursuit of this strategy.

  Exclusive of the reserves, write downs and development expenses noted above, selling, general and administrative expenses for fiscal 1994 increased $1,679,000 (8.5%) from the prior year. The primary causes for the increase include a $400,000 fiscal 1994 bonus granted to Shannon L. Bybee as part of the restructuring of his employment with Alliance, $350,000 in fees incurred under the one year consulting contract with Carole A. Carter, the former President and Chief Operating Officer of Alliance, continued expansion of the Louisiana route operations which contributed approximately $546,000 to the overall increase and $274,000 of overall increases in Nevada route operations. The general and administrative costs for casinos and taverns were $3,622,000 or 18.0% of related revenues for fiscal 1994 as compared to $3,511,000 or 21.0% for fiscal 1993. The same costs for gaming device route operations were $9,736,000 or 9.5% of revenues for fiscal 1994 and $8,916,000 or 9.3% of revenues for fiscal 1993.

  Bad debt expense in fiscal 1994 increased 52.9% to approximately $705,000 as compared to the 1993 year expense of $461,000 due primarily to the financial difficulties of a particular customer in Northern Nevada.

  On December 17, 1993, Alliance incurred a fire loss at the Fairgrounds Race Course in New Orleans, Louisiana where Alliance operated 199 gaming devices prior to the fire (of which 193 were destroyed by the fire) through its controlled subsidiary, Video Services, Inc. Alliance is fully insured for all equipment, leasehold improvements, other assets and business income with the exception of approximately $46,000 in deductibles. Through June 30, 1994, Alliance had recorded approximately $241,000 of income from business interruption insurance proceeds. Alliance will continue to receive proceeds under this policy while the Fairgrounds Race Course is rebuilt. Alliance has also received insurance proceeds based on the replacement value of the assets destroyed in the fire and, therefore, recognized a gain of approximately $156,000 which is included in other income in fiscal 1994.

BALLY GAMING INTERNATIONAL, INC.

GENERAL

  BGII was formed in August 1991 by BEC to consolidate BEC's gaming machine manufacturing and distribution operations. See "Bally Gaming International, Inc.--Notes to Consolidated Financial Statements--Basis of Presentation and Description of Business". BGII, through subsidiaries in Germany and the United States, designs, manufactures and distributes electronic gaming machines, principally in the United States and Europe. BGII also distributes, principally in Germany, other recreational and amusement machines manufactured by third parties. BGII's United States subsidiary also designs, assembles and sells computerized monitoring systems for use by casinos and other operators of gaming equipment.

  BGII's domestic subsidiary, Bally Gaming, Inc., has two business units: first, a gaming machine business unit (previously defined herein as Gaming) and second, through Bally Gaming Inc.'s Bally Systems division (previously defined herein as Systems), a data systems and software and hardware support unit. Gaming designs, manufactures and distributes a variety of electronic reel-type (or "slot") and video gaming machines, with variations of design, payment features and coinage acceptance. Gaming historically has marketed these machines in the United States to casinos in Atlantic City and Nevada and more recently in other jurisdictions, including riverboat casinos and casinos on Indian lands. Gaming also distributes slot machines and video gaming machines outside the United States, principally in Europe and, to a lesser extent, in Canada, the Far East, Latin America and the Caribbean. Gaming markets its machines principally through its own sales force and, to a lesser extent, through independent distributors.

  Systems designs, assembles and sells, primarily to casino operators in the United States, computerized monitoring systems for slot and video gaming machines which provide casino operators with data relative to a machine's accounting, security and maintenance functions in a real time environment. Systems markets its products and services primarily through its own sales force.

  BGII's German subsidiaries, which operate under the name Bally Wulff, design, manufacture and distribute coin-operated, wall-mounted electronic gaming machines known as wall machines. Bally Wulff markets its wall machines, as well as wall machines and other recreational and amusement machines manufactured by third parties, including pool tables, dart games, pinball machines, jukeboxes and arcade games, to operators of arcades, taverns, hotels and restaurants, in Germany. Product sales are made through Bally Wulff's 23 regional sales offices in Germany and through independent distributors.

  Although Bally Wulff and Gaming had previously been subsidiaries of BEC, they conducted their business as separate entities prior to the formation of BGII. BGII has increased, and intends to further increase, the cooperation between its business units including sharing design and engineering expertise, and exchanging information concerning customers' preferences, distribution strategies and the gaming market generally.

  The following table sets forth the revenues and operating income (loss) from each of BGII's business units and net income (loss) (in millions):

                                                   YEARS ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1993      1994      1995
                                                  --------  --------  --------
REVENUES:
Bally Wulff......................................   $112.6    $111.1    $130.7
Gaming...........................................     48.5     117.8     108.4
Systems..........................................     12.0      13.4      20.7
Consolidation adjustments........................     (4.4)     (6.1)    (10.5)
                                                  --------  --------  --------
BGII ............................................ $  168.7  $  236.2  $  249.3
                                                  ========  ========  ========
OPERATING INCOME (LOSS):
Bally Wulff...................................... $    9.7  $    9.2  $    5.6
Gaming...........................................    (31.7)      1.6      (2.2)
Systems..........................................      4.0       2.6       5.2
Consolidation adjustments........................      (.6)      --        (.2)
                                                  --------  --------  --------
Total operating income (loss)....................    (18.5)     13.4       8.4
Interest expense.................................      4.4       6.8       6.9
                                                  --------  --------  --------
Income (loss) before income taxes and
 extraordinary gain..............................    (23.0)      6.6       1.5
Provision for income taxes.......................      4.2       2.8       4.9
Extraordinary gain from early extinguishment of
 debt............................................      3.8       --        --
                                                  --------  --------  --------
Net income (loss)................................ $  (23.4) $    3.8  $   (3.4)
                                                  ========  ========  ========

  The information provided includes allocation of parent company revenues and expenses and intercompany transactions which are eliminated on a consolidated basis. The amounts presented in the above table may not add due to rounding. In the table above "Systems" refers to the Bally Systems division of Bally Gaming, Inc.

GAMING

  Gaming commenced operations in 1964 as a division of BEC. In the early years, the gaming machine market was highly restricted with slot machine sales in Nevada being the primary market. Gaming faced little competition in Nevada until the late 1970's and early 1980's when IGT was able to capture a dominant position in the emerging video poker market, the fastest growing segment of the gaming machine market in Nevada at that time and during much of the 1980's. The emergence of the Atlantic City gaming market in the early 1980's provided a further opportunity for other gaming machine manufacturers to enter the market, in part because the regulations imposed by the New Jersey Casino Control Commission encouraged new competitors.

  In the mid 1980's, management's slow response to rapidly evolving technology, new competitors and changing customer preferences worked to further diminish Gaming's market position, particularly in Nevada. In addition, Gaming's sales and distribution efforts in certain international markets were curtailed. Accordingly, Gaming lost approximately 80% of its historical market share of the overall gaming machine market and, until recently, did not take advantage of emerging markets. As a result of these factors, among others, Gaming has operated at a loss for each of the preceding ten fiscal years. BGII's future operating results will depend in part upon Gaming's ability to continue to improve its business in its traditional markets and to increase its efforts in new markets for gaming machines, as well as Gaming's ability to develop and sell competitive products for such markets. See "Product Development" and "New Product Introduction" and "Management Discussion and Analysis of Financial Condition and Results of Operations of BGII."

  Since 1991, BGII's management has initiated steps to increase its share of gaming machine sales in traditional markets and to capture increased gaming machine market share in new and emerging jurisdictions. Specifically, Gaming has increased research and development efforts, focusing on upgrading its gaming machine product line, and increased its sales and marketing efforts. See "New Product Introduction".

  Gaming introduced its new "ProSeries(TM)" reel spinning slot machines during the third quarter of 1993 and its multi-game touch screen machine, the V7000 Game Maker(R) ("Game Maker(R)"), during the third quarter of 1994. BGII's management believes that Gaming has begun to recognize the results of an extensive product development effort which Gaming has undertaken over the past several years. Revenues from the sales of Game Maker(R) machines were approximately $.1 million, $6.7 million and $27.4 million during the years ended December 31, 1993, 1994 and 1995, respectively. Revenues from the sales of ProSeries(TM) machines were approximately $19.3 million, $86.2 million and $57.1 million during the years ended December 31, 1993, 1994 and 1995, respectively. See "New Product Introduction". However, there can be no assurance that such effort will continue to result in increased market share or profitability.

 Products

  Gaming designs, manufactures and distributes a variety of electronic slot and video gaming machines, with variations of design, payment features and coinage acceptance. New game personalities and themes are introduced periodically in order to satisfy customer demand and to compete with product designs introduced by competitors. In the past, Gaming had designed, manufactured and distributed VLTs, which are generally operated by, or under the regulation of, state or provincial lottery commissions. The VLT business was less than 2% of revenues during 1993, 1994 and 1995. Gaming will pursue this business only on a selected basis in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of BGII" for information relating to unit sales of Gaming's machines. In addition, Gaming sells and services used gaming machines and sells parts for existing machines. Sales of used gaming machines increased in 1995 as management implemented a process to reduce used inventory levels.

  The following table sets forth the percentages of Gaming's revenue provided by each of its major product lines during the periods shown:

                                 PERCENTAGE OF
                                   REVENUES
                               -------------------
                                  YEAR ENDED
                                 DECEMBER 31,
                               -------------------
                               1993   1994   1995
                               -----  -----  -----
      Slot machines...........  67.0%  74.2%  52.8%
      Video gaming machines...  18.9   16.3   31.0
      Other (primarily used
       machines, parts and
       services)..............  14.1    9.5   16.2
                               -----  -----  -----
                               100.0% 100.0% 100.0%
                               =====  =====  =====

  Gaming offers a variety of different models of its reel-type slot machines. Machines are differentiated from one another by graphic design and theme, cabinet style and size, payout, reel type/design and minimum/maximum betting amount. Machines are normally produced to specific order, with design and configuration customized to a customer's particular requirements. Customers may also change from one gaming model to another gaming model by ordering a "conversion kit" which consists of artwork, reel strips and a computer chip. Such conversions can be done by the customer at its location. Gaming's video gaming machines are designed to simulate various live card games and keno through a video display, and with the introduction of its Game Maker(R), Gaming now offers multiple games within one gaming device. In 1995, Gaming introduced a bar top and slant top model of the Game Maker(R) to help fill out the line of Game Maker(R) products.

  Gaming machines have a mechanical life that can exceed 10 years. However in the established markets, Gaming's experience is that casino operators usually replace gaming machines between three to seven years. The factors which result in replacement of gaming machines sooner than their mechanical life include technological advances, development of new games, new sound and visual features and changing preferences of casino patrons.

 New Product Introduction

  During the third quarter of 1993, Gaming introduced its new ProSeries(TM) product line of reel-spinning slot machines for casino customers. The Pro Series(TM) was the result of a comprehensive product development effort which began in 1991. The development process included extensive testing of the new products in-house and on casino floors for reliability and player appeal. Based on Gaming's sales of the ProSeries(TM) products to date, management of BGII believes that the ProSeries(TM) has been the catalyst to allow Gaming to increase market share in traditional and emerging markets for gaming machines as the product becomes accepted by casino customers.

  The ProSeries(TM) includes a complete line of reel-spinning slot machines which incorporate features such as an imbedded bill acceptor located above the traditional coin acceptor, a design option for a larger than normal coin hopper and other hardware and software features which are believed to be popular with casinos and their customers. The ProSeries(TM) slot machines are manufactured in various sizes and colors and are offered in both traditional upright or slant top cabinets. Various models can be selected from an extensive game library. The visual aspects of the product are upgraded and customized by BGII's graphic arts and silkscreen departments.

  During the third quarter of 1994, Gaming introduced its new, innovative, multi-game touch screen machine, the Game Maker(R). The Game Maker(R) can offer up to 10 different video games within one gaming device. Various games can be selected from a game library that has over 200 games. The games simulate various card games, Keno and popular reel spinning games. The Game Maker(R) machines contain imbedded bill acceptors and many other features believed to be popular with casinos and their customers. The Game Maker(R) machines are available in upright, bartop and slant top cabinets. Based on Gaming's sales of this product to date, management believes that Gaming is more competitive than in the past in the video gaming device market.

 Product Development

  Gaming develops its products for both the domestic and international market. Gaming's product development process is divided into two areas, hardware and software. Major areas of hardware development include cabinet style, electronic capability, machine handle, coin hopper and bill acceptor. Hardware development efforts are focused upon player appeal, product reliability and ease of maintenance. Development cycles for hardware can range from a few days for simple enhancements to more than a year for new electronics or new mechanical packages.

  The software development process for new games, which includes graphics development, involves a continuous effort requiring relatively significant human resource allocations. Creativity in software development is an important element in product differentiation as the major manufacturers sometimes use similar hardware technology. Ideas for new models are generated both internally and from customers. Gaming can design the software and artwork for a new model in as little as two weeks, excluding regulatory approval. All new or modified hardware and software is designed to satisfy all applicable testing standards and must receive the approval of the appropriate gaming regulatory agency based substantially on satisfying such applicable testing standards before such gaming product can be offered for play to the public. Most gaming jurisdictions rely upon and accept the certification of selected independent laboratories that a gaming product meets the applicable testing standards.

  Regulatory approval for new or modified hardware and software changes takes from 30 days to three months or more. On an annual basis, Gaming expects to introduce approximately 25 new games to the market. However, no assurance can be made with respect to the rate of new model introductions.

  During 1993, 1994 and 1995, Gaming spent $3.0 million, $3.5 million and $3.7 million, respectively, on product research and development.

 Competition

  The market for gaming machines is dominated by a single competitor, IGT. There are a number of other well established, well-financed and well-known companies producing machines that compete with each of Gaming's lines in each of Gaming's markets. The other major competitors are Universal Distributing of Nevada, Inc. ("Universal"), Sigma Games, Inc. ("Sigma") and WMS and in the international marketplace, companies marketing gaming machines under the brand names of Aristocrat, Atronic, Cirsa and Novomatic. Other companies have announced their intention to enter into the gaming machine business. Management believes that these competitors generally have greater capital resources than Gaming. Competition among gaming product manufacturers, particularly with respect to sales of gaming machines into new and emerging markets, is based on competitive customer pricing and financing terms, appeal to the player, quality of the product, and an extensive distribution and sales network. Sales to established casinos in Nevada normally require completion of a successful trial period for the machines in the casino. Management believes, based on its general knowledge of the industry, that Gaming is the second largest manufacturer of gaming machines in the world.

  The future success of BGII, to a large extent, will be dependent upon the ability of Gaming to design, manufacture and market technologically sophisticated products that achieve high levels of player acceptance. The development of a successful new product or product design by a competitor could adversely affect sales of Gaming's products and force Gaming to respond quickly with its own competing products. In addition, management believes that customer financing terms have become an increasingly important competitive factor in certain emerging markets. Competitive conditions sometimes require Gaming to grant extended payment terms on gaming machines and other gaming equipment. While these financings are normally collateralized by such equipment, the resale value of the collateral in the event of a default may be less than the amount financed. Accordingly, Gaming will have greater exposure to the financial condition of its customers in emerging markets than has historically been the case in established markets like Nevada and Atlantic City. Also, because certain of Gaming's competitors generally have greater financial resources than Gaming, Gaming will continue to need to rely on third party financing arrangements in order to compete in providing financing to customers. See

"Management's Discussion and Analysis of Financial Condition and Results of Operations of BGII--Liquidity and Capital Resources."

 Primary Markets

  Gaming's primary markets for its gaming machine products are the United States and Europe and, to a lesser extent, Canada, the Far East, Latin America and the Caribbean. The following table sets forth the percentage of Gaming's new units sales by customers during the periods shown below.

                                             PERCENTAGE OF NEW UNITS SOLD
                                             ---------------------------------
                                                YEAR ENDED DECEMBER 31,
                                             ---------------------------------
   JURISDICTION                                1993        1994        1995
   ------------                              ---------   ---------   ---------
   Nevada and Atlantic City.................        27%         34%         42%
   International............................        27          21          30
   Riverboats...............................        31          31          12
   Indian Gaming............................        12          13          14
   Other....................................         3           1           2
                                             ---------   ---------   ---------
                                                   100%        100%        100%
                                             =========   =========   =========

  United States Traditional Markets. Within the United States, Nevada represents the largest installed base of gaming machines with an estimated 185,000 machines in place. Atlantic City is the other "traditional market" with an estimated base of approximately 30,000 machines. Product sales in these markets are primarily to established casino customers to either replace existing machines or as part of an expansion or refurbishment of the casino. Also, because gaming machine revenues have increased at a higher rate than table game revenues over the past decade, casino operators have continuously increased floor space dedicated to gaming machines. In addition, major casino openings in Nevada and the success of casinos in emerging markets are likely to further increase competitive pressures on casino operators to replace existing equipment with new machines on an accelerated basis.

 United States Non-Traditional Markets.

  Riverboat casinos began operating in 1991 and, as of December 31, 1995, riverboat casinos were operating in Indiana, Iowa, Illinois, Mississippi, Missouri and Louisiana. Additionally, several other states have riverboat casino legislation under consideration. The estimated installed base of gaming machines on riverboats is approximately 61,000 machines as of December 31, 1995.

  Casino-style gaming continues to expand on North American Indian lands. Indian gaming is regulated under the Indian Gaming Regulatory Act of 1988 which permits specific types of gaming. Pursuant to these regulations, permissible gaming devices are denoted as "Class III Gaming" which requires, as a condition to implementation, that the Indian tribe and the state government in which the Indian lands are located enter into a compact governing the terms of the proposed gaming. Gaming's machines are placed only with Indian gaming operators who have negotiated a compact with the state and received approval by the U.S. Department of the Interior. Gaming has, either directly or through its distributors, sold machines for casinos on Indian lands in the following states: Arizona, Connecticut, Iowa, Michigan, Minnesota, Mississippi, Montana, New Mexico, North Dakota, South Dakota and Wisconsin. Compacts have also been approved in Oregon, Colorado and Louisiana, although Gaming made no deliveries to Indian gaming operators in these jurisdictions during 1995. In addition to the approved states, Class III compacts are under consideration in several states including Alabama, California, Maine, Massachusetts, Rhode Island, Texas and Washington. The estimated installed base of all Indian gaming machines at December 31, 1995 was approximately 52,000 units.

  In addition to riverboat and Indian land casinos, there are currently casinos in Colorado and South Dakota. The estimated installed base of machines in these markets at December 31, 1995 was approximately 13,000 machines.

  VLTs are presently legal and in operation in Louisiana, Montana, South Dakota, Oregon, West Virginia (on a trial basis), Rhode Island and several provinces in Canada. Gaming has sold its VLT products into Louisiana, Montana, South Dakota, West Virginia and several provinces in Canada; however, aggregate sales during the last three years in those markets have not been significant.

  Gaming had sold approximately 1,860 VLTs in the Louisiana market during 1992. In the following year, Gaming terminated its local distributor, which had the required state licenses in order to operate as a VLT distributor, and the distributor then filed for Chapter 11 bankruptcy protection. Subsequently, a Chapter 11 Trustee was appointed and that individual also obtained the required state licenses. Gaming has done business in Louisiana through the licensed Trustee in order to serve its existing end customers with parts and service for Gaming's VLT machines. The Trustee is now administering a plan of liquidation approved by the Bankruptcy Court and, under that plan, will ultimately surrender his Louisiana VLT distributor's license upon completion of his duties. Gaming has not entered into any new distributorship agreement covering VLTs since terminating its former distributor in 1993. However, on a limited basis, Gaming expects to continue the sale of VLT machines and associated parts and equipment in the Louisiana market through new relationships with licensed entities on a non-exclusive basis.

  The continued growth of these and other emerging markets for gaming machines is contingent upon the public's acceptance of these markets and an ongoing regulatory approval process by Federal, state and local governmental authorities. Management cannot predict which new jurisdictions or markets, if any, will approve the operation of gaming machines, the timing of any such approval or the level of Gaming's participation in any such new markets.

  International. In addition to the domestic markets, Gaming is also expanding in international markets. Gaming's primary international market is Europe, and to a lesser extent, Canada, the Far East, Latin America and the Caribbean. Gaming has begun, and plans to continue, expansion into the Australian market and in 1995 established an office in Sydney, Australia. No new machines have yet been sold into Australia.

  The percentage of Gaming's international revenues by geographic area for the periods indicated are set forth below:

                                                      PERCENTAGE OF REVENUES
                                                      -------------------------
                                                      YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                       1993     1994     1995
                                                      -------  -------  -------
Europe (including sales to GmbH).....................    69.2%    55.6%    51.4%
Canada...............................................    12.7     16.6     21.6
Latin America........................................    16.3     20.5     19.7
Far East.............................................     1.8      4.4      4.0
Other................................................     --       2.9      3.3
                                                      -------  -------  -------
                                                        100.0%   100.0%   100.0%
                                                      =======  =======  =======

 Sales and Marketing

  Gaming uses a direct sales force, an independent distributor network and one of Bally Wulff's subsidiaries, Bally Gaming International GmbH ("GmbH") to sell its products. Approximately 84% of new machine unit sales over the past three years have been generated through Gaming's own sales force, 8% through GmbH and 8% through outside distributors (including foreign distributors).

  Gaming currently has a direct sales staff of approximately 20 and operates offices in Las Vegas, Reno and Elko, Nevada; Atlantic City, New Jersey; Biloxi, Mississippi; Rosemont, Illinois; and Dania, Florida. Gaming currently uses distributors for sales to certain specific markets in the United States as well as certain European jurisdictions. Gaming's agreements with distributors do not specify minimum purchases but generally provide that Gaming may terminate such agreements if certain performance standards are not met.

  Gaming's marketing strategy is to offer its customers not only a full product line but also ongoing game development. Gaming's library contains numerous game variations. Converting machines to the newest games and changing the glass design can be accomplished quickly.

  In addition to offering an expansive product line, Gaming provides customized services in response to specific casino requests. These services include high quality silkscreen printing of gaming machine glass, customized game development and interior design services. Gaming also offers customized design services that utilize computer aided design and studio software programs. Gaming's design department can generate a casino floor layout and can create a proposed slot mix for its customers. In many of the emerging markets, Gaming provides assistance to customers including the selection of related equipment such as slot stands, chairs, etc. and a recommended layout of the casino floor as well as a mix of machine models.

  Gaming often accepts used machines as trade-ins toward the purchase of new gaming equipment. While a small secondary market exists in the United States, used machines can be resold into the international market. While some used equipment is reconditioned for direct sale, much is sold in container lots on an "as is" condition through independent brokers.

  Gaming typically offers a 90-day labor and up to a one-year parts warranty for new gaming machines sold and is actively involved in customer service after the original installation. The Company provides several after- sale, value added services to its customers including customer education programs, a 24-hour customer service hot-line, and on-line technical service and customer notification bulletins.

  Approximately 75% of Gaming's slot and video gaming machine sales are on terms of 90 days or less. Approximately 25% of Gaming's sales in certain emerging markets such as riverboat and Indian gaming casinos are financed over extended periods as long as 36 months and bear interest at rates ranging from 8% to 14%. These sales are normally collateralized by the machines sold; however, the resale value in the event of a default may be less than the amount financed. In addition, in certain situations, Gaming has participated in the financing of other gaming related equipment manufactured by third parties in the emerging markets. International sales are generally consummated on a cash basis or financed over a period of one year or less. Management believes that financing of customer sales has become an increasingly important factor in certain emerging markets. See "Competition".

 Customers

  Gaming's existing slot and video machine customer base includes casinos and route operators. The demand for slot machines and video gaming machines varies depending on new construction and renovation of casinos and other facilities with needs for new equipment. Since machines are not replaced each year, many current customers will need only product maintenance in the near future. Growth will depend on Gaming's ability to obtain new customers and take advantage of the newly emerging markets. For the year ended December 31, 1995, Gaming's largest customer accounted for approximately 5% of Gaming's sales while Gaming's top ten customers, excluding GmbH, aggregated approximately 25% of Gaming's revenues. During that period, sales to GmbH accounted for approximately 9% of Gaming's revenues.

 Assembly Operations

  Gaming's Las Vegas facility was built in 1990 specifically for the design, manufacture and distribution of gaming equipment. The 150,000 square foot facility was designed to better serve Gaming's customer base with various cost savings resulting from the relocation. This facility was designed to meet fluctuating product design demands and volume requirements, and BGII management believes the facility enables Gaming to increase production without significant capital expenditures.

  BGII management believes that its assembly operations allow for rapid generation of different models to fill orders quickly and efficiently. Another major advantage of the existing plant operation is the system by which machines can be altered in many ways including the size, type and color of glass, sound and payoff patterns to produce a "customized" product for each customer. Gaming keeps an inventory of parts that allow machines to be altered quickly to conform with a particular customer's design/feature request. Gaming designs all of the major assemblies that are incorporated into the final machine configuration.

  Gaming has made a significant commitment to the graphic art and screen-printing operations in its Las Vegas facility. Management believes such commitment results in improved response time for new artwork and reduced labor costs in the screen-printing production department.

SYSTEMS

  Systems designs, assembles, and sells computerized monitoring systems ("SDS 6000") for slot and video gaming machines which provide casino operators with data relative to a machine's accounting, security, and maintenance functions in a real time environment. The system also provides data to and receives data from, other third party player tracking computer and software applications allowing casinos to track their players to establish and compile individual player profitability and other demographic information.

 Products

  SDS 6000 is comprised primarily of (1) hardware consisting of microcontroller based printed circuit boards which are installed within the slot and video machines as well as card reader displays and keypads which provide casinos the ability to track player gaming activity and to monitor access to slot and video machines by the casino's employees, (2) application software developed by Systems which provides access to the slot machine's activity data gathered by the microcontroller hardware, and (3) third party RISC based minicomputers on which the application software resides. Systems also provides software and hardware support services, including maintenance, repair and training for purchasers of its monitoring systems.

 Product Development

  Systems' product development is divided into two areas, hardware and software. The major areas of hardware development include microcontroller circuit board design and programming as well as user interface devices such as card readers, keypads and displays. Hardware development efforts are focused upon the casino operator in terms of functionality, product reliability and ease of maintenance and customer appeal in terms of appearance and ease of use. Development cycles for hardware can vary between a few months for minor revisions to more than a year for major design changes or for changes made by various slot manufacturers to which Systems' product must communicate with and be physically integrated into. Software development results in (1) periodic product releases that include new features which extend and enhance the SDS 6000 product, (2) periodic maintenance releases which enable casino operators to correct problems or improve the usability of the system and (3) documentation needed to install and use the system.

  In 1995, the hardware and software groups from Systems, as well as engineers from Gaming, coordinated efforts to develop a form of cashless wagering that uses bar coded coupons which can be read by the bill validators in Gaming's slot machines which are connected to an SDS 6000 system. Testing and regulatory approval is being pursued by Systems in anticipation of a 1996 release to casino operators. In 1996, Systems and Gaming development groups will continue to direct development efforts towards other forms of cashless wagering for use on Gaming's slot machines and the SDS 6000 system.

  During 1993, 1994 and 1995, Systems spent $1.4 million, $1.7 million and $1.9 million, respectively on product research and development.

  In July 1992, BGII reached an agreement for an exclusive license until December 31, 2005, subject to extension, of a patent relating to the use of credit cards in gaming machines, and acquired 1% of the stock of Scotch Twist, Inc., a private company which granted this license, in exchange for the issuance of 100,001 shares of the Company's Common Stock. The licensing agreement requires the Company to commit $1.2 million in research and development costs related to the patent, plus any costs related to obtaining required regulatory approvals and licenses. As of December 31, 1995 approximately $1 million has been spent relative to this commitment.

 Primary Markets

  Systems' primary markets for its computerized slot monitoring systems are the United States and, to a lesser extent, Canada, New Zealand, Latin America, Europe, and the Caribbean. Systems has approximately 60,000 game monitoring units (GMU's) installed, or in the process of being installed, in all markets of which approximately 53,000 are in the United States. Jurisdictions within the United States include Indian gaming, riverboats, and traditional land-based casinos predominantly in Nevada and Atlantic City, New Jersey.

 Sales and Marketing

  Systems has a direct sales force which produces the majority of its sales. Gaming's sales force and Gaming's independent distributor network produce the balance of Systems sales primarily in situations where customers are making slot machine and computerized slot monitoring system purchase decisions at the same time. Over the past three years, Systems' own sales force has generated approximately 78% of its sales with 22% being generated through Gaming's sales force and independent distributor network.

  Systems offers its customers the option of signing separate hardware and software maintenance agreements at the time of sale. These agreements are for periods of one year and automatically renew unless otherwise canceled in writing by the customer or Systems. After an initial warranty period, typically 90 days, the customer is invoiced a monthly hardware and software maintenance fee which provides essentially for repair and/or replacement of malfunctioning hardware and software fixes, software version upgrades, and on-call support for software.

  Systems offers limited financing terms, normally less than one year, for sales to new installations. Most sales, however, are invoiced on a net 30 day basis.

 Customers

  Systems customers are casino operators. The demand for computerized slot monitoring systems is driven either by regulatory requirement in a given jurisdiction and/or by a casino operator's competitive need to properly track their players' activity, establish and compile individual player profitability and other demographic information, all of which is of particular importance to casinos in developing marketing strategies. Systems revenues are derived equally from selling to new installations as well as to existing customers who are either expanding their casino floors or are upgrading their hardware to a new product release. Future growth will be based on further expansion in the established and emerging markets as well as continued development efforts by Systems to provide customers with new and innovative hardware and software product offerings.

 Competition

  Although there are numerous companies providing computerized slot monitoring systems to casino operators, the competition currently consists of IGT, Computer Data Systems ("CDS"), and, to a lesser extent, Gaming Systems International ("GSI") and Acres Gaming. Competition is keen in this market due to the number of providers and the limited number of casinos in the jurisdictions in which they operate. Pricing, product feature and function, accuracy, and reliability are all main factors in determining a providers' success in selling its system. Systems believes the future success of its operations will be determined by its ability to bring new and innovative products to the market place and at the same time maintain a base of loyal existing customers.

BALLY WULFF

  Bally Wulff's manufacturing operations were founded in Berlin in 1950 and sold to BEC in 1972. In 1974, BEC acquired Vertriebs, a distribution company in Hannover, Germany, to increase Bally Wulff's distribution capabilities. BEC made significant changes in the composition of Bally Wulff's senior management in 1981. Bally Wulff's management team successfully transformed Bally Wulff by reversing losses and generating significant growth in revenues and profitability through new product introductions, the implementation of a concerted marketing and sales effort, product quality improvement, and the implementation of more efficient production methods and tighter cost controls.

 Products

  Bally Wulff produces and distributes wall machines, under the trade name "Bally Wulff", for operation in arcades, hotels, restaurants and taverns in Germany. These wall machines are coin-operated, armless gaming devices similar to slot machines that award winnings for matching numbers or symbols on three to five wheels or drums. Unlike traditional slot machines, wall machines are generally not found in Germany's government regulated casinos. Each game costs up to 40 pfennigs (approximately $.28) to play, although the player may deposit larger amounts to provide continuous play but not to increase payoffs. German regulations limit the maximum payout to ten times the player's stake (DM 4.00 or approximately $2.80 per game). Prior to April 1993, the maximum coin drop per game was 30 pfennigs (approximately $.21) and the maximum player's stake was DM 3.00 (approximately $2.10). In April 1993, the German government approved an increase in the maximum coin drop to 40 pfennigs per game, although 30 pfennig machines are still permitted to be manufactured and sold. Current models of wall machines provide the player the opportunity to win 100 special games on one play, which increases the potential amount that can be won on the minimum coin-drop. German regulations require a minimum payback of 60% for wall machines, although many machines are programmed to pay back at higher rates to encourage play. All wall machines manufactured after 1992 must have meters that monitor the amount inserted by players and paid-out by the machine. As of January 1, 1997, all wall machines in use must be metered. See "Government Regulation--German Regulation."

  In addition to manufacturing wall machines, Bally Wulff distributes wall machines and other recreational and amusement coin-operated machines manufactured by third parties to provide a more extensive line of products to its customers. These machines include pool tables, dart games, pinball machines, jukeboxes and arcade games and are distributed primarily for use in arcades, restaurants, hotels and taverns. GmbH distributes traditional slot machines, manufactured primarily by Gaming, principally to customers in Europe, Russia and, through its branch office in Johannesburg, South Africa, the African continent. The following table sets forth the percentage of Bally Wulff's revenues by product line during the periods shown:

                                                      PERCENTAGE OF REVENUES
                                                      -------------------------
                                                      YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                       1993     1994     1995
                                                      -------  -------  -------
     Wall machines manufactured by Bally Wulff......     42.8%    50.8%    37.5%
     Recreational and amusement machines and third
      party wall machines distributed...............     36.4     20.0     22.3
     Slot machines distributed......................      5.0      6.3     11.2
     Other (primarily used machines, parts and serv-
      ices).........................................     15.8     22.9     29.0
                                                      -------  -------  -------
                                                        100.0%   100.0%   100.0%
                                                      =======  =======  =======

 Industry

  The German amusement game industry, an historically stable market, experienced significant growth in 1990 and during the first half of 1991 due to initial sales into the area formerly known as East Germany which, prior to German reunification, was a highly restricted market. The total number of new wall machines sold in Germany in 1991 and 1990 was approximately 70,000 and 65,000, respectively, which represented an approximate 20,000 machine increase over an average year. Sales levels to East Germany began to decline in the second half of 1991. In the latter part of 1992 and during 1993, a decline in aggregate sales of new wall machines occurred. BGII management believes this decline was attributed to uncertainty surrounding the German government's pending approval of 40 pfennig wall machines and increases to value added tax ("V.A.T.") and leisure taxes. Prior to April 1993, the maximum initial coin drop in wall machines was 30 pfennigs. This regulatory change, which was approved in April 1993, apparently caused some customers to defer purchases prior to this regulatory proposal pending its outcome. The demand for 40 pfennig machines was strong for several months following its approval. However, the market for wall machines in the second half of 1993 was substantially less than expected in light of the approval of 40 pfennig machines. BGII management believes the industry was adversely impacted by depressed economic conditions and higher taxes during this period. Several of the industry's largest operators of wall machines went through financial restructurings and the installed base of wall machines may have declined in 1993 and into 1994, as some operators elected not to immediately replace older wall machines with new products. Approximately 50,000 and 40,000 new wall machine units were sold in Germany in 1992 and 1993, respectively. During mid 1994, the German government effected a tax law revision based on a European Court ruling, whereby V.A.T. charged to the operators of wall machines was significantly reduced. BGII management believes this tax law revision, offset in part by increased leisure taxes, caused the aggregate new wall machine unit sales to increase to approximately 47,000 units in 1994. Effective January 1, 1996, a regulatory change took effect requiring all arcade operators to have at least 15 square meters of space for each wall machine. Starting in mid-1995 arcade operators began removing wall machines from their arcades to meet the requirements of this new regulation. Despite this adverse impact, the demand for new wall machines remained at approximately 47,000 units in 1995. Demand for used wall machines increased in 1995. See "Government Regulation--German Regulation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of BGII."

  One of the most important markets for wall machines in Germany is the arcade market. A significant number of arcades are owned by competitors of Bally Wulff who are able to introduce their own machines into the arcades and generally do not purchase wall machines from Bally Wulff. Bally Wulff's two largest competitors, NSM, AG and Gauselmann, AG, own arcades containing approximately 15% of the wall machines in Germany. Management believes Bally Wulff's share of the installed base of German wall machines was approximately 27% in 1995, compared to 28% in 1994 and 28% in 1993. The German government has implemented regulations designed to limit the number of arcades and the number of wall machines in each arcade. These regulations also require that all wall machines manufactured since January 1, 1993 have internal meters to track activity. On an ongoing basis, the German legislative authorities regulate and monitor the wall machine industry so as to ensure certain manufacturing standards and the fairness of each machine to users. The most significant legislation presently affecting the wall machine industry relates to prescribed licensing procedures, the use, installation and operation of wall machines and the taxation of wall machines. There have been no recent material changes in these ongoing legislative regulations. See "Risk Factors-- Bally Wulff Sales" and "The Companies--Gaming Regulation and Licensing--German Regulation."

 Product Development

  Management believes that Bally Wulff's wall machines are viewed as premium products because of their quality, dependability, ease of service and proven ability to attract players and generate revenue. Bally Wulff designs its machines to appeal to each of the three categories of participants in the distribution process -- Bally Wulff's sales representatives and independent distributors, the owner/operators of the machines, and the players. The sales representatives and distributors require machines with broad appeal that are easy to demonstrate and sell. The owner/operators desire reasonably priced machines that are easy to collect from and service and that are proven revenue generators. The players prefer entertaining machines that are simple to play and have unique features.

  Bally Wulff's management has formed design teams which are responsible for generating ideas for creative new machines. These teams are comprised of representatives of each department involved in the production and distribution of machines, such as art design, engineering, manufacturing, marketing and sales. The design teams meet for three days each calendar quarter at a site away from Bally Wulff's headquarters. The teams analyze machines currently being marketed by Bally Wulff and its competitors to assess their strengths and weaknesses and then suggest ideas for new machines. These ideas are reviewed to determine which machines should be produced on a trial basis. Bally Wulff typically pursues 15 to 20 projects at any given time, and approximately 12 to 15 machines are submitted for licensing each year. These new machines are built in limited quantities and then test marketed for three to six months. Generally, less than one-half of the new machines tested are put into full scale production. Management believes this process of generating new ideas and then turning only a limited number of the ideas into machines which will reach the mass market is responsible for the high quality of Bally Wulff's machines and their continued acceptance and success in the marketplace. Because the machines have a reputation for quality, Bally Wulff is often able to produce and market a particular model for up to two years, which management believes, based upon its experience in the relevant marketplace and feedback from customers, exceeds the industry average.

  During 1993, 1994 and 1995, Bally Wulff spent approximately $3.3, $3.5 and $3.6 million, respectively, on product research and development.

 Sales and Marketing

  Bally Wulff sells approximately 94% of its products through its own sales force of 56 people located in its 23 regional sales offices. Independent German distributors account for approximately 6% of sales. Approximately 97% of Bally Wulff's sales of new wall machines are in the German market. The sales offices are operated as independent profit centers and are assigned geographic areas for which they are responsible for sales, servicing the machines and assisting in collecting customers' accounts receivable balances. GmbH maintains a sales office in Hannover for the distribution of traditional slot machines, principally in Europe, and has opened an office in Johannesburg, South Africa for the sale and distribution of traditional slots into that market.

  Bally Wulff devotes substantial time, money and effort marketing and promoting its products. Bally Wulff takes an active part in the annual Amusement Game Fair which is held each January in Frankfurt, Germany. Bally Wulff introduces new products at this event.

  The wall machines manufactured and sold by Bally Wulff generally sell for prices ranging from DM 5,000 to DM 8,000 (approximately $3,493 to $5,590). Most machines distributed by Bally Wulff are paid for in full within 90 days after the sale. Remaining sales of machines are financed by Bally Wulff generally over a 12-month period. For this reason, Bally Wulff establishes an internal credit rating and credit limit for each customer. Under Bally Wulff's conditions of sale, title to a machine is retained by Bally Wulff until the machine has been paid for in full. In approximately 60% of its sales, Bally Wulff accepts wall machines and/or other recreational and amusement equipment as trade-ins toward the purchase of new machines. To the extent possible, the used machines are then resold.

  In January of 1993, Bally Wulff acquired the assets of an independent distributor of wall machines and other recreational and amusement machines in Germany. As a result of the acquisition in 1993, Bally Wulff's sales offices increased in number from 21 to 25. In 1994, one office was closed and two offices were consolidated, bringing the total offices to 23 at December 31, 1994. No offices closed or consolidated during 1995 and no new offices were opened. Revenues generated by the distributor in 1993, 1994 and 1995 were $20.0, $14.7 and $10.5 million, respectively.

 Customers

  Each of Bally Wulff's top ten customers in 1995 has maintained its relationship with Bally Wulff for over three years. For the fiscal year ended December 31, 1995, no single customer accounted for more than 3% of Bally Wulff's sales, while Bally Wulff's top ten customers accounted for approximately 10% of Bally Wulff's sales.

  Bally Wulff's customer base for wall machines may be divided into two categories which differ based on the preferences of their clientele. Arcade operators are generally interested in purchasing the newest products in the hopes that a new innovation will result in a high level of public demand to play the new "hot" product.

Hotels, restaurants and taverns, on the other hand, are generally more inclined to purchase lower priced existing models with proven earnings records to provide as an amenity to customers.

 Assembly Operations

  Bally Wulff's manufacturing process is primarily an assembly operation. Its manufacturing facility consists of a four-story, 100,000 square foot building in Berlin, Germany. Bally Wulff purchases its key raw materials, subassemblies and fabricated parts from a variety of suppliers, and most parts are purchased from multiple suppliers. While there exist no formal long-term contract commitments to any single supplier, Bally Wulff has placed certain standing orders with suppliers through 1996 to help assure the availability of specific quantities on an as-needed basis. These orders are cancelable by Bally Wulff at any time without penalty. Most of the component parts are standard on all models of all Bally Wulff's wall machines, which promotes easy conversion from the production of one model to another in response to customer demand. Except in connection with certain promotions, Bally Wulff generally maintains low inventory levels of assembly parts, and the amount of work-in -process is generally less than the number of machines sold in one week.

  Because of its manufacturing structure, Bally Wulff is capable of substantially increasing its wall machine output without significant capital expenditures. Bally Wulff continues to improve its manufacturing efficiency and productivity through the use of computer-aided design systems, automated production equipment and devotion of substantial resources to product quality control.

 Competition

  Germany's wall machine manufacturing industry is dominated by Bally Wulff and two of its competitors. BGII believes these three entities collectively account for more than 90% of the entire market. Since 1986, and until 1994, Bally Wulff increased its market share of new wall machines. Management attributed this increased market share to its reputation as a manufacturer of high quality products and its effective sales and marketing, as well as responsive after-market service. Management believes based upon experience in the marketplace and feedback from customers, that Bally Wulff's share of the German new wall machine market unit sales was approximately 26% in fiscal 1995.

  Bally Wulff competes with many companies in the distribution of coin-operated amusement games, some of which are larger and have greater resources than Bally Wulff. Bally Wulff's two major competitors own and operate a significant number of arcades, which may give them a competitive advantage arising from a built-in market for their games and the ability to test market new games in their own arcades. Bally Wulff's management believes that the primary competitive factors in the coin-operated amusement game market are the quality and depth of the product line, price and customer service which includes the ability to fill orders quickly and efficiently.

TRADE NAME LICENSE

  Pursuant to a Trademark and License Agreement, as amended, between BEC and BGII (the "License Agreement"), BGII licenses the name "Bally" from BEC for use in the businesses of BGII. In 1992, BGII paid $3.5 million to BEC in the form of an offset against a tax receivable which was owed by BEC to BGII for the licensing rights. See "Notes to Consolidated Financial Statements--Summary of Significant Accounting Policies--Intangible Assets."

  On March 27, 1995, BEC filed an action in the United States District Court, District of New Jersey, seeking to revoke BGII's right to the use of the Bally tradename under the terms of the License Agreement. On March 31, 1995, BGII and BEC entered into a Trademark License and Settlement Agreement pursuant to which the above-described action was settled. BGII agreed to pay BEC a per machine royalty of $25 on the first 20,000 new machines sold annually on or after March 31, 1995 and $30 per machine for new machine unit sales in excess of 20,000 gaming machines, with a minimum annual royalty of $500,000 per year for the initial five year term of the amended agreement and subject to annual renewal thereafter. In addition, BGII agreed to rebate to BEC an amount for every new gaming machine sold to BEC or its affiliates for two years. As part of the settlement, BGII retained its right to the use of the Bally trade name for an initial period of five years with annual extensions thereafter at the option of BGII. The settlement has not had a significant impact on BGII's financial position, results of operations or cash flows. BEC has asserted that its permission is required for the surviving company in the Merger to continue to utilize the Bally tradename, an assertion which BGII has denied. On February 16, 1996, BGII received notice from BEC alleging that BGII had violated the License Agreement by, among other things, granting to Marine Midland Business Loans, Inc. ("Marine Midland"), the lender which provides Bally Gaming Inc.'s revolving line of credit, a security interest in general intangibles. In such notice, BEC also stated that as a result of the foregoing, it was immediately terminating the License Agreement. BGII does not believe that it has violated the terms of the License Agreement and BGII will defend its position against BEC's claims. See the description of the foregoing claims and related litigation under "Risk Factors--BGII Tradename" and "Litigation Matters".

EMPLOYEES

  As of February 1, 1996, Gaming had approximately 400 employees, Wulff had approximately 440 and Systems had approximately 100 employees. None of Gaming's or Systems' employees are covered by collective bargaining agreements. Wulff's employees are covered by German regulations which apply industry-wide and are developed, to some extent, through negotiations between representatives of the metal working industry employers and the trade union representing the employees. These regulations are in the nature of collective bargaining agreements and cover the general terms and conditions of such items as wages, vacations and work hours. The regulations codify what are considered the common standards of employment in the German metal working industry. BGII believes that relations with its employees are satisfactory.

PROPERTIES

  BGII is headquartered in Las Vegas, Nevada and its four principal facilities are located in Las Vegas and Reno, Nevada; Berlin, Germany and Hannover, Germany. The Las Vegas facility is a 150,000 square foot manufacturing and office facility on a ten acre site owned by Bally Gaming, Inc. Operations commenced there in September 1990. The Reno facility includes approximately 40,000 square feet of leased office and warehousing space. The lease on the Reno facility expires in 2004. The Berlin facility is an approximately 100,000 square foot section of a four-story building, and is Wulff's headquarters and manufacturing facility. The Berlin facility is leased from the Berlin government pursuant to a lease which expires December 3, 1997 with an option to extend the lease for four years. The Hannover facility is an approximately 16,000 square foot building primarily used for distribution of wall machines and other coin-operated amusement machines. The Hannover facility is leased pursuant to a lease which expires in 1998.

  In addition to the principal facilities, BGII has numerous leased locations and several owned locations in Germany which are primarily used for sales and service offices as well as for warehousing purposes. The leased locations have terms of occupancy varying from month-to-month tenancies to term leases. Management believes that its existing facilities are adequate for its operations.

  In addition to the Las Vegas, Nevada facility, Bally Gaming, Inc. owns a building in Atlantic City, New Jersey which it leases to a third party. BGII currently leases sales office facilities in Absecon, New Jersey; Biloxi, Mississippi; Rosemont, Illinois; Dania, Florida; Elko, Nevada; Syndey, Australia and Johannesburg, South Africa.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BGII

  BGII was formed in August 1991 to consolidate BEC's gaming machine manufacturing and distribution operations which are conducted through Wulff, Gaming and Systems. The operations of Wulff were conducted through Automaten and Vertriebs, two direct subsidiaries of BEC, until their transfer to BGII in contemplation of the initial public offering of BGII Common Stock. The operations of Gaming and Systems were conducted as divisions or subsidiaries of BEC until substantially all of the assets and liabilities of these divisions and subsidiaries were transferred to BGII in contemplation of the initial public offering of BGII Common Stock. For purposes of this Management Discussion and Analysis of Financial Condition and Results of Operations, the operations of Wulff, Gaming, and Systems are described separately as well as on a consolidated basis. The results of operations for Wulff and Gaming include an allocation of BGII, the parent company, revenue and expenses and intercompany transactions which are eliminated on a consolidated basis.

RESULTS OF OPERATIONS

  The following tables set forth, for the periods indicated, the percentage of revenues represented by items reflected in BGII's consolidated statements of operations.

                                                   YEAR ENDED DECEMBER 31,
                                                   --------------------------
                                                    1993      1994     1995
                                                   -------   -------  -------
CONSOLIDATED
Revenues:
  Sales...........................................    97.5%     97.9%    98.1%
  Other...........................................     2.5       2.1      1.9
                                                   -------   -------  -------
                                                     100.0%    100.0%   100.0%
                                                   =======   =======  =======
Costs and expenses:
  Cost of sales...................................    72.1%     66.5%    65.4%
  Selling, general and administrative.............    34.0      25.4     26.2
  Provision for doubtful receivables..............     4.9       2.4      2.7
  Unusual charges.................................     --        --       2.3
                                                   -------   -------  -------
                                                     111.0      94.3     96.6
                                                   -------   -------  -------
Operating income (loss)...........................   (11.0)      5.7      3.4
Interest expense..................................     2.6       2.9      2.8
                                                   -------   -------  -------
Income (loss) before income taxes and extraordi-
 nary gain........................................   (13.6)      2.8       .6
Provision for income taxes........................     2.5       1.2      2.0
                                                   -------   -------  -------
Income (loss) before extraordinary gain...........   (16.1)      1.6     (1.4)
Extraordinary gain on early extinguishment of
 debt.............................................     2.2       --       --
                                                   -------   -------  -------
Net income (loss).................................   (13.9)%     1.6%    (1.4)%
                                                   =======   =======  =======
WULFF
Revenues:
  Sales...........................................    96.6%     96.3%    97.1%
  Other...........................................     3.4       3.7      2.9
                                                   -------   -------  -------
                                                     100.0%    100.0%   100.0%
                                                   =======   =======  =======
Costs and expenses:
  Cost of sales...................................    65.4%     64.9%    67.4%
  Selling, general and administrative.............    25.5      25.1     24.1
  Provision for doubtful receivables..............      .5       1.7      1.3
  Unusual charges.................................     --        --       2.9
                                                   -------   -------  -------
                                                      91.4      91.7     95.7
                                                   -------   -------  -------
Operating income..................................     8.6       8.3      4.3
Interest expense..................................     1.3       1.3      1.0
                                                   -------   -------  -------
Income before income taxes........................     7.3       7.0      3.3
Provision for income taxes........................     3.7       2.3      3.5
                                                   -------   -------  -------
Net income........................................     3.6%      4.7%     (.2)%
                                                   =======   =======  =======
Additional information (approximate units):
  New wall machines sold by Wulff.................  12,552    13,100   12,000
                                                   =======   =======  =======

                                                  YEAR ENDED DECEMBER 31,
                                                  ---------------------------
                                                   1993      1994      1995
                                                  -------   -------   -------
GAMING
Revenues:
  Sales..........................................    98.3%     99.3%     98.9%
  Other..........................................     1.7        .7       1.1
                                                  -------   -------   -------
                                                    100.0%    100.0%      100%
                                                  =======   =======   =======
Costs and expenses:
  Cost of sales..................................   100.0%     73.7%     71.9%
  Selling, general and administrative............    48.4      21.9      24.6
  Provision for doubtful receivables.............    16.9       3.0       3.6
  Unusual charges................................     --        --        1.9
                                                  -------   -------   -------
                                                    165.3      98.6     102.0
                                                  -------   -------   -------
Operating income (loss)..........................   (65.3)      1.4      (2.0)
Interest expense.................................     7.1       4.6       5.2
                                                  -------   -------   -------
Loss before income taxes and extraordinary gain..   (72.4)     (3.2)     (7.2)
Provision for income taxes.......................     --         .2        .3
                                                  -------   -------   -------
Loss before extraordinary gain...................   (72.4)     (3.4)     (7.5)
Extraordinary gain on early extinguishment of
 debt, net of income taxes.......................     7.7       --        --
                                                  -------   -------   -------
Net loss.........................................   (64.7)%    (3.4)%    (7.5)%
                                                  =======   =======   =======
Additional information (units):
  New slot machines sold.........................   7,749    17,655    11,948
  New video gaming machines sold.................   2,205     3,807     6,080
  Other..........................................     202       163        56
                                                  -------   -------   -------
  Total..........................................  10,156    21,625    18,084
                                                  =======   =======   =======
SYSTEMS
Revenues:
  Sales..........................................   100.0%    100.0%    100.0%
  Other..........................................     --        --        --
                                                  -------   -------   -------
                                                    100.0%    100.0%    100.0%
                                                  =======   =======   =======
Costs and expenses:
  Cost of sales..................................    28.2%     32.0%     35.3%
  Selling, general and administrative............    42.8      46.5      34.3
  Provision for doubtful receivables.............    (4.4)      2.1       5.3
                                                  -------   -------   -------
                                                     66.6      80.6      74.9
                                                  -------   -------   -------
Operating income.................................    33.4      19.4      25.1
Interest expense.................................     --         .2       --
                                                  -------   -------   -------
Income before income taxes.......................    33.4      19.2      25.1
Provision for income taxes.......................     --        --        --
                                                  -------   -------   -------
Net income.......................................    33.4%     19.2%     25.1%
                                                  =======   =======   =======
Additional information:
  New installations implemented..................       6        11         9
                                                  =======   =======   =======

Year ended December 31, 1995 compared to year ended December 31, 1994

 Wulff

  Wulff's revenues for the year ended December 31, 1995 were $130.7 million compared to $111.1 million in 1994, an increase of $19.6 million (18%). This improvement resulted from the favorable effect of currency translation rates in the 1995 period, an increase in slot and video gaming machines sold by Vertriebs wholly-owned subsidiary, GmbH, and an increase in used equipment and recreation and amusement machine sales offset in part by a decrease in new wall machine units sold by 8% and a decrease in the average selling price for new wall machines by 8.4%. Revenues from GmbH increased by 99% due to increased new casino openings and greater market penetration in Western and Central Europe and in Africa. Management believes the overall decline in the value of the dollar against the German mark increased revenues by $15.0 million in 1995. New and used wall machine sales for the last six months of 1995 were impacted by regulations, which became effective January 1, 1996, limiting the number of wall machines per square meter in arcade locations, thereby reducing new sales opportunities. Industry-wide demand for new machines was adversely effected by this new regulation while demand for used machines increased dramatically. The decrease in demand for new wall machines resulted in increased competition based on sales price resulting in the reduction in average selling price for new units during the year. Management expects the demand for new wall machines to continue to be lower than prior year levels during the first half of 1996. Revenues from the distribution of recreational and amusement machines increased by approximately 8.7% during 1995.

  Operating income was $5.6 million for 1995 compared to $9.2 million in 1994, a decrease of $3.6 million or 40%. This decrease resulted from lower gross margins, higher selling, general and administrative expenses, and unusual charges, offset in part by a lower provision for doubtful receivables. Gross margins for 1995 were 33% compared to 35% in the prior year. Gross margin was unfavorably impacted by higher unit costs associated with lower production levels, a change in product mix to lower margin used machines and a decrease in average selling price of new wall machines sold. Selling, general and administrative expenses increased by $3.5 million resulting from the effect of currency translation rates between years and costs associated with the increased revenues in GmbH. Wulff recorded unusual charges in 1995 of $.8 million to writedown to net realizable value the carrying value of a building to be sold and $1.0 million to increase its tax reserves primarily for value added taxes. In addition, Wulff incurred $2.0 million of unusual charges representing an allocation of merger transaction costs and litigation expenses related to the proposed merger with WMS, which has since been terminated, and to a tender offer from Alliance which was subsequently terminated in connection with the execution of a definitive merger agreement between the Company and Alliance.

  The effective tax rate for the year ended December 31, 1995 was 50% compared to an effective rate of 26% in 1994. The 1994 rate was lower due to implementation of a tax planning strategy that reduced the effective tax rate by approximately 50%.

 Gaming

  Gaming's revenues for the year ended December 31, 1995 were $108.4 million compared to $117.8 million in 1994, a decrease of $9.4 million or 8%. New gaming machines sold decreased to 18,084 units in 1995 from 21,625 units in 1994, a decrease of 16%. This decline in new unit sales was caused principally by a reduced number of new casino openings, especially in the riverboat markets, partially offset by increased sales in the Nevada market. The increase in sales into the Nevada market occurred principally due to the popularity of Gaming's new Game Maker (R) machine, a multi-game, touch screen video device which accounted for 26% of Gaming's unit sales in 1995. The average price of new gaming machines sold increased approximately 3% in 1995 principally due to proportionately greater sales of the higher priced Game Maker (R) machine. Revenues from new machines decreased to $90.9 million in 1995 from $106.6 million in 1994. Revenues from sales of used equipment increased by 121% to $9.2 million in 1995. In addition, revenues from sales of service parts and interest income from financing customer receivables increased by $2.3 million in 1995.

  Gaming incurred an operating loss of $2.2 million for 1995 compared to operating income of $1.6 million in the 1994 period, a decline of $3.8 million. The decline in operating results was principally due to the impact of the aforementioned decrease in revenues, higher selling, general and administrative costs and higher bad debt provisions and unusual charges offset, in part, by an increase in gross margin.

  Gross margin as a percentage of total revenues was 28% for 1995 compared to 26% in 1994. Lower costs of materials in 1995 were offset, in part, by decreased absorption of manufacturing overhead expenses attributable to the decline in new sales units for 1995.

  Selling, general and administrative expenses increased to $26.7 million in 1995 compared to $25.8 million in 1994, an increase of 3%. The $.9 million increase resulted principally from an increase in legal expenses primarily related to legal costs in Louisiana. Despite the decrease in unit sales in 1995, the provision for doubtful accounts increased $.3 million resulting from the closure of certain riverboat casinos. Gaming incurred $2.0 million of unusual charges in 1995 representing an allocation of merger transaction costs and litigation expenses related to the proposed merger with WMS, which has since been terminated, and to a tender offer from Alliance which was subsequently terminated in connection with the execution of a definitive merger agreement between the Company and Alliance.

 Systems

  Systems' revenues for the year ended December 31, 1995 were $20.7 million, a 55% increase compared to 1994. This increase is primarily attributable to the increased number of game monitoring units ("GMUs") sold to both new casinos and to existing customers which expanded their casinos, upgraded their current systems due to new products, or replaced existing systems. In 1995 Systems sold approximately 22,000 GMUs compared to 13,000 in 1994. During 1995, Systems products were installed in 9 new locations and as of December 31, 1995, Systems had 50 installations on-line. The average price of a GMU sold during 1995 decreased by 1.5% from the 1994 average price.

  Systems' operating income was $5.2 million in 1995 compared to $2.6 million in 1994, a 100% increase. This increase resulted from increased GMUs sold, partially offset by lower gross margins, higher selling, general and administrative expenses and a higher provision for doubtful receivables. Gross margin was 65% in 1995 compared to 68% in 1994. This decrease results from the decrease in the average selling price of a GMU during 1995, higher product costs and a provision for product upgrades. Selling, general and administrative expenses increased by $.9 million in 1995 principally as a result of higher compensation costs to support the business and higher facility costs for the 1995 year as 1994 was only impacted for six months by the higher costs resulting from Systems occupying its new facility in July 1994. The provision for doubtful accounts of $1.1 million in 1995 was primarily attributable to one riverboat customer.

 Consolidated

  Revenues for the year ended December 31, 1995 were $249.3 million, net of eliminations, compared to $236.2 million in 1994, an increase of 6%. This increase is due to the aforementioned increase at Wulff and Systems partially offset by the aforementioned decrease in Gaming's revenues.

  The Company has operating income of $8.4 million for 1995 compared to $13.4 million in the 1994 period. The decrease in operating results of $5.0 million was caused principally by the unusual charges recorded in 1995 along with the aforementioned decrease in Wulff and Gaming's operating results partially offset by the aforementioned increase in operating income at Systems.

  Interest expense was $6.9 million in 1995 compared to $6.8 in 1994.

  The net loss for 1995 was $3.4 million or $.31 per share compared to net income of $3.8 million or $.35 per share in 1994. This decline in net income resulted from the after tax effect of $5.3 million in unusual charges and an increase in the effective income tax rate primarily due to the aforementioned higher effective tax rate in Germany in 1995.

Year ended December 31, 1994 compared to year ended December 31, 1993

 Wulff

  Wulff's revenues for the year ended December 31, 1994 were $111.1 million compared to $112.6 million in 1993, a decrease of $1.5 million (1%). New wall machine unit sales of Wulff's products increased approximately 4% in 1994. Additionally, the average selling price for new wall machine units sold increased approximately 10% due principally to popular models introduced by Wulff in the latter part of 1994. Revenues from the distribution of recreational and amusement machines, new wall machines manufactured by third parties, used wall machines and other revenues decreased approximately 17% in the 1994 period due in part to depressed economic conditions in Germany and increased competition in the lower margin recreational and amusement sales markets. Currency translation rate adjustments of Wulff's revenues into U.S. dollars increased revenues by $2.3 million in the 1994 period due to fluctuations in the German mark versus the U.S. dollar.

  Wulff's operating income was $9.2 million for 1994 compared to operating income of $9.7 million in the 1993 period. The $.5 million decrease in 1994 compared to 1993 was caused principally by the aforementioned decrease in revenues and a $1.4 million increase in the provision for bad debts, offset, in part, by a slight improvement in Wulff's gross margin as a percentage of total revenues and a decrease in selling, general and administrative expenses of approximately 3%. The increase in Wulff's provision for bad debts was caused by an increase in Wulff's accounts and notes receivable balances in the 1994 period as well as the general impact of depressed economic conditions on some of Wulff's customers.

 Gaming

  Gaming's revenues for the year ended December 31, 1994 were $117.8 million compared to $48.5 million in 1993, an increase of $69.3 million (143%). New gaming machines sold increased to 21,625 units in 1994 from 10,156 units in 1993, an increase of 112%. The introduction of Gaming's new S5500 ProSeries(TM) line of slot machines and its new Game Maker (R), a multi-game touch screen device in the second half of 1993 and 1994, respectively, as well as the proliforation of legalized gaming in riverboat markets, contributed to this increase of units sold. The average price of gaming machines sold increased 18% in 1994 due to additional features, such as the embedded bill acceptor, in the new machine and fewer sales through distributors in 1994. Aggregate revenues from new machines increased to $106.6 million in 1994 from $41.7 million in 1993. Revenues from other sources, including interest income, increased $4.4 million from $6.8 million in 1993 to $11.2 million in 1994, primarily due to increased sales of used units and machine accessories.

  Gaming's operating income was $1.6 million for 1994 compared to an operating loss of $31.7 million in the 1993 period, an improvement of $33.3 million. The 1993 operating loss includes $12.5 million of unusual charges principally relating to the writedown of inventories originally intended for the Louisiana VLT market and provision for bad debts relating to Gaming's former distributor in Louisiana. The improvement in operating results was principally due to the abovementioned increase in revenues, higher gross margins realized from increased absorption of manufacturing overhead costs coupled with lower costs of materials, offset, in part, by higher selling, general and administrative costs as well as higher bad debt provisions and interest costs.

  Cost of sales as a percentage of Gaming's total revenues, was 73% in 1994 compared to 87% in 1993, excluding an inventory valuation adjustment in 1993 of $6.2 million (13% of 1993 total revenues). The lower cost of sales is due to increased absorption of overhead manufacturing expenses attributable to increased production in 1994 vs. 1993 and lower costs of materials attributed to ongoing redesign of products and volume discounts from suppliers.

  Selling, general and administrative expenses increased to $25.9 million in 1994 compared to $23.4 million in 1993, an increase of 11%. The $2.5 million increase was caused principally by increased staffing levels in the sales departments and sales related costs associated with the aforementioned sales volume increase in 1994 compared to 1993. Bad debt expenses provisions increased to $3.6 million in 1994 from $3.2 million in 1993, excluding a $5.1 million increase in the provision in 1993 primarily relating to Gaming's former distributor of VLT devices in Louisiana. This $.4 million increase (13%) resulted primarily from increased sales volume in the 1994 period.

 Systems

  Systems' revenues for the year ended December 31, 1994 were $13.4 million compared to $12.0 million in the comparable 1993 period, an increase of $1.4 million (12%). Continued growth in emerging markets, particularly with casinos on Indian lands and on riverboats, contributed to an increase in the demand for gaming monitoring systems and the increase in Systems' revenues.

  Systems' operating income was $2.6 million for the year ended December 31, 1994 compared to $4.0 million for the year ended December 31, 1993. This decrease in operating income of $1.4 million was caused primarily by slightly lower gross profit margins as a percentage of revenues, higher selling, general and administrative costs and a higher provision for bad debts offset, in part, by the aforementioned increase in revenues. Selling, general and administrative expenses increased $1.1 million due to higher sales levels, increased staffing levels and increased facility costs. The provision for bad debts increased $.8 million due to the increase in revenues and higher accounts receivable balances outstanding during the period.

 Consolidated

  Revenues for the year ended December 31, 1994 were $236.2 million, net of eliminations, compared to $168.7 million in 1993, an increase of 40%. This increase is due to the aforementioned increase at Gaming and Systems partially offset by the aforementioned decrease in Wulff's revenues.

  BGII had operating income of $13.4 million for 1994 compared to an operating loss of $18.5 million in the 1993 period. The improvement in operating results of $31.9 million was caused principally by the aforementioned improvement in Gaming's operating results partially offset by the aforementioned decline in operating income at Systems and Wulff.

  Interest expenses was $6.8 million in 1994 compared to $4.4 in 1993. This increase was caused by higher borrowings outstanding and higher interest rates in 1994.

  BGII's effective tax rate in 1994 and 1993 differs from the U.S. statutory rate of 34% principally due to the lack of tax benefits available for operating losses generated in the U.S.

LIQUIDITY AND CAPITAL RESOURCES

  Prior to the formation of BGII, Wulff, Gaming and Systems conducted their businesses as separately managed entities. Wulff historically generated more cash than required for its operating activities and capital expenditures and paid dividends to BEC equal to most of its excess cash. Gaming historically has not generated sufficient net cash from operations to fund its operating activities and capital expenditures. Systems has historically generated more cash than required for its operating activities and capital expenditures.

  In July 1993, BGII completed a private placement of $40 million principal amount of 10 3/8% Senior Secured Notes, due July 1998 ("Senior Secured Notes"), and 1.2 million Common Stock Purchase Warrants exercisable at $12.50 per share after the BGII Common Stock has traded at or above $20 per share for 20 consecutive trading days and under certain other transactions. BGII used $21.6 million of the gross proceeds of the Senior Secured Notes to redeem all of its then outstanding 6% Senior Convertible Debentures due 2002. The Senior Secured Notes are collateralized by a pledge of the outstanding capital stock of Automaten and Vertriebs and a guarantee by Bally Gaming, Inc. BGII used the remaining net proceeds of this financing following the redemption of the 6% Senior Convertible Debentures, for working capital and general corporate purposes.

  During March 1993, Wulff obtained two bank revolving lines of credit that provide for borrowings up to DM18,250,000 (approximately $12.8 million at December 31, 1995) which had been fully utilized at December 31, 1995. In May, 1995, Wulff obtained a working capital line of credit that provides for borrowings up to DM16,300,000 (approximately $11.4 million at December 31, 1995) of which approximately $3.1 million has been borrowed at December 31, 1995. Bally Gaming, Inc. obtained a bank revolving line of credit in March 1993 which, as amended, provides for borrowings tied to a percentage of Bally Gaming, Inc.'s eligible (as defined in the credit agreement) inventory and accounts receivable with a maximum borrowing capacity of $15.0 million with the expiration date of March 31, 1997. At December 31, 1995, Bally Gaming, Inc.'s eligible borrowing capacity under this agreement was approximately $15.0 million of which $9.4 million was outstanding. Through bank credit agreements at Wulff and Bally Gaming, Inc., BGII has unused lines of credit of approximately $13.9 million at December 31, 1995.

  Management believes that customer financing terms have become an increasingly important competitive factor in certain emerging markets. Competitive conditions sometimes require Gaming and Systems to grant extended payment terms on gaming machines and other gaming equipment. While these financings are normally collateralized by such equipment, the resale value of the collateral in the event of a default may be less than the amount financed. Accordingly, Gaming and Systems have greater exposure to the financial condition of its customers in emerging markets than has historically been the case in established markets like Nevada and Atlantic City. Also, since certain of Gaming's and Systems' competitors have greater financial resources, Gaming and Systems may need to rely on third party financing arrangements in order to compete in providing financing to customers.

  BGII believes that working capital needs of BGII for the next 12 months include an increase in accounts receivable relating to the increasing need to finance customers in certain emerging markets and the expectation that production and sales levels may increase from recent historical levels. BGII expects that cash flow generated by operations and borrowings available under bank revolving lines of credit will be sufficient to satisfy BGII's normal working capital needs. Gaming also plans to continue to evaluate the need to involve third-party finance companies or acquire additional financing in order to be competitive in meeting customer demand for financing of gaming equipment in emerging markets, although management can give no assurances that such additional financing will be obtained.

  In January 1993, Wulff acquired the assets of an independent distributor of wall machines and recreational and amusement machines for approximately $8.4 million and an assumption of $2.8 million in mortgages payable. BGII does not have any significant capital commitments and does not foresee any significant increase in capital expenditures during 1996.

  The following table is a summary of the significant elements of BGII's cash flows for the years ended December 31, 1993, 1994 and 1995 (in millions).

                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                          --------------------
                                                           1993   1994   1995
                                                          ------  -----  -----
Cash provided by (used in) operations:
  Net income (loss) plus net non-cash charges............ $ (4.6) $19.7  $14.3
  Changes in operating assets and liabilities:
  Receivables............................................  (17.6) (15.8) (10.3)
  Inventories............................................  (15.1)  (3.9)  (2.2)
  Accounts payable and accrued liabilities...............    9.8    2.7     .6
  Other..................................................   (2.0)  (1.5)   1.4
                                                          ------  -----  -----
                                                          $(29.5) $ 1.2  $ 3.8
                                                          ======  =====  =====
Capital expenditures..................................... $ (6.5) $(9.5) $(8.2)
                                                          ======  =====  =====

  BGII's cash flows from operations during the three year period ended December 31, 1995 were significantly impacted by changes in operating assets and liabilities as discussed below:

  . Accounts and notes receivable generally increased or decreased in amounts proportionate to sales activities and were impacted by the financing terms offered to customers, particularly in the emerging markets.

  . Inventories generally fluctuate in relation to changes in product lines, marketing strategies and sales. Gaming's inventories decreased in 1995 principally due to lower unit sales during the last six months of the year. Gaming's inventories increased during the 1994 and 1993 periods due to the introduction of its new ProSeries(TM) line of gaming machines in the third quarter of 1993 and the introduction of the Game Maker(R) in the third quarter of 1994, which resulted in increased production activity and higher finished goods, including an increase in trial units in Nevada, and raw material inventory.

  . During the year ended December 31, 1995, Gaming's accounts payable and accrued expenses decreased in amounts generally corresponding to the decrease in inventory.

  In 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121") was issued which will be effective for BGII's year ended December 31, 1996. This statement requires that long-lived assets and certain identifiable intangible assets to be held and used be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Management believes that if SFAS No. 121 had been early adopted at December 31, 1995, it would not have had a material effect on the financial position, results or operations or cash flows of BGII.

  In 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Awards of Stock-Based Compensation to Employees" ("SFAS No. 123") was issued which will be effective for BGII's year ended December 31, 1996. SFAS No. 123 provides alternative accounting treatment to APB No. 25 with respect to stock-based compensation and requires certain additional disclosures, including disclosures if BGII elects not to adopt the accounting requirements of SFAS No. 123. At this point, BGII does not anticipate adopting the accounting requirements of SFAS No. 123 and therefore in future years would expect to provide the required additional disclosures in the footnotes to the consolidated financial statements.

IMPACT OF INFLATION AND FOREIGN CURRENCY TRANSLATION

  Inflation has not had a significant effect on BGII's operations during the three years ended December 31, 1995.

  Substantially all of Wulff's transactions are denominated in Deutsche Marks. The Deutsche Mark is the functional currency used by BGII to translate Wulff's financial statements. Therefore, BGII is exposed to foreign exchange rate risk. BGII does not generally enter into foreign exchange contracts to hedge its exposure to foreign exchange rate fluctuations.

GAMING REGULATION AND LICENSING

  The manufacture and distribution of gaming machines is subject to extensive Federal, state, local and foreign regulation. Although the laws and regulations of the various jurisdictions in which each of Alliance and BGII operate and into which Alliance may expand its gaming operations vary in their technical requirements and are subject to amendment from time to time, virtually all of these jurisdictions require licenses, permits, documentation of qualification, including evidence of financial stability, and other forms of approval for companies engaged in the manufacture and distribution of gaming devices as well as for the officers, directors, major stockholders and key personnel of such companies.

  Nevada. The ownership and operation of casino gaming facilities in Nevada, and the manufacture and distribution of gaming devices and cashless wagering systems for use or play in Nevada, or for distribution outside of Nevada, are subject to (i) the Nevada Gaming Control Act and the regulations promulgated thereunder (the "Nevada Act") and (ii) various local ordinances and regulations. Alliance's gaming, manufacturing, distributing and slot machine management operations and BGII's manufacturing, distribution and slot route operations are subject to the licensing and regulatory control of the Nevada State Gaming Control Board (the "Nevada Board"), the Nevada Gaming Commission (the "Nevada Commission"), the County Liquor and Gaming Licensing Board (the "Clark County Board") and various other county and city regulatory agencies, all of which are collectively referred to as the "Nevada Gaming Authorities".

  The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy which are concerned with, among other things, (i) the prevention of unsavory or unsuitable persons from having any direct or indirect involvement with gaming at any time in any capacity; (ii) the strict regulation of all persons, locations, practices, associations and activities related to the operation of licensed gaming establishments and the manufacture and distribution of gaming devices and equipment; (iii) the establishment and maintenance of responsible accounting practices and procedures; (iii) the maintenance of effective control over the financial practices of licensees, including establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities; (iv) the preventing of cheating and fraudulent practices; and (v) providing a source of state and local revenues through taxation and licensing fees. Change in such laws, regulations and procedures could have an adverse effect on the gaming related operations conducted by Alliance and BGII.

  Alliance and BGII are registered with the Nevada Commission as publicly traded corporations ("Registered Corporations"). Alliance's direct and indirect subsidiaries which conduct gaming operations at various locations, operate a gaming device route and manufacture and distribute slot machines and gaming devices (collectively, the "Alliance Nevada Subsidiaries") and BGII's subsidiary, Gaming, are required to be licensed by the Nevada Gaming Authorities. Gaming, the operating subsidiary for BGII's domestic gaming operations, which operates a gaming device route and manufactures and distributes slot machines and gaming devices, is also required to be licensed by the Nevada Gaming Authorities. The licenses held by the Alliance Nevada Subsidiaries and Gaming require the periodic payments of fees, or fees and taxes, and are not transferable. Alliance and BGII have been found suitable to own the stock of the Nevada Subsidiaries and Gaming, respectively, each of which is a corporate licensee (individually, a "Corporate Licensee" and collectively, "Corporate Licensees") under the terms of the Nevada Act. As Registered Corporations, Alliance and BGII are required periodically to submit detailed financial and operating reports to the Nevada Commission and furnish any other information which the Nevada Commission may require. No person may become a stockholder of or receive any percentage of the profits from the Corporate Licensees without first obtaining licenses and approvals from the Nevada Gaming Authorities. Alliance, BGII and the Corporate Licensees have obtained from the Nevada Gaming Authorities the various registrations, approvals, permits and licenses required in order to engage in gaming activities, gaming device route operations, and in the manufacture and distribution of gaming devices for use or play in Nevada or for distribution outside of Nevada, as the case may be.

  The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, Alliance, BGII or the Corporate Licensees in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors and key employees of Alliance or BGII who are actively and directly involved in the licensed activities of the Corporate Licensees may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause which they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and in addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have jurisdiction to disapprove a change in a corporate position.

  If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with Alliance, BGII or the Corporate Licensees, the companies involved would have to sever all relationships with such person. In addition, the Nevada Commission may require Alliance, BGII or the Corporate Licensees to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

  Alliance, BGII and the Corporate Licensees that hold nonrestricted licenses are required to submit detailed financial and operating reports to the Nevada Commission. A nonrestricted license is a license for an operation consisting of 16 or more slot machines, or a license for any number of slot machines together with any other game, gaming device, race book or sports pool at one establishment. Substantially all material loans, leases, sales of securities and similar financing transactions by the Corporate Licensees that hold a nonrestricted license must be reported to or approved by the Nevada Commission.

  If it were determined that the Nevada Act was violated by a Corporate Licensee, the licenses it holds could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, Alliance, BGII the Corporate Licensees and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Commission. Further a supervisor could be appointed by the Nevada Commission to operate any nonrestricted gaming establishment operated by a Corporate Licensee and, under certain circumstances, earnings generated during the supervisor's appointment (except for reasonable rental of the casino) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of the gaming licenses of the Corporate Licensees or the appointment of a supervisor could (and revocation of any gaming license would) materially adversely affect the gaming related operations of Alliance and BGII.

  Any beneficial holder of Alliance's or BGII's voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have his suitability as a beneficial holder of Alliance's or BGII's voting securities determined if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

  The Nevada Act requires any person who acquires more than 5% of a Registered Corporation's voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of a Registered Corporation's voting securities apply to the Nevada Commission for a finding of suitability within 30 days after the Chairman of the Nevada Board mails the written notice requiring such filing. Under certain circumstances, an "institutional investor" as defined in the Nevada Act, which acquires more than 10%, but not more than 15%, of a Registered Corporation's voting securities may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the Registered Corporation, any change in the Registered Corporation's corporate charter, bylaws, management, policies or operations of the Registered Corporation, or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding the Registered Corporation's voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (i) voting on all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and (iii) such other activities as the Nevada Commission may determine to be consistent with such investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

  Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board may be found unsuitable.

The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. Each of Alliance and BGII is subject to disciplinary action if, after it receives notice that a person is unsuitable to be a stockholder or to have any other relationship with Alliance, BGII, or the Corporate Licensees, Alliance or BGII as the case may be (i) pays that person any dividend or interest upon voting securities of Alliance or BGII, as the case may be, (ii) allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person, (iii) pays remuneration in any form to that person for services rendered or otherwise, or (iv) fails to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities, including, if necessary, the immediate purchase of said voting securities for cash at fair market value. Additionally, the Clark County Board has taken the position that it has the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming license.

  The Nevada Commission may, in its discretion, require the holder of any debt securities of a Registered Corporation to file applications, be investigated and be found suitable to own the debt security if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including the loss of its approvals, if, without the prior approval of the Nevada Commission, it (i) pays the unsuitable person any dividend, interest or any distribution whatsoever; (ii) recognizes any voting right by such unsuitable person in connection with such securities; (iii) pays the unsuitable person remuneration in any form; or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

  Alliance and BGII are each required to maintain current stock ledgers in Nevada which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. Alliance and BGII are each also required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Commission has the power to impose a requirement that a Registered Corporation's stock certificates bear a legend indicating that the securities are subject to the Nevada Act. The Nevada Commission has imposed this requirement on Alliance and BGII.

  Neither Alliance nor BGII may make a public offering of its securities without the prior approval of the Nevada Commission if the securities or proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. Any such approval, if granted, does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful. The Nevada Commission has also imposed a requirement on Alliance and BGII that it must receive the prior administrative approval of the Nevada Board Chairman for any offer for the sale of an equity security in a private transaction.

  Changes in control of Alliance or BGII through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby he obtains control, may not occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Nevada Board and Nevada Commission in a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as a part of the approval process relating to the transaction. The Merger and certain related transactions require the prior approval of the Nevada Commission.

  The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada corporate gaming licensees, and Registered Corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to ameliorate the potentially adverse affects of these business practices on Nevada's gaming industry and to further Nevada's policy to: (i) assure the financial stability of corporate gaming licensees and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environment for orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Commission before a Registered Corporation can make exceptional repurchases of voting securities above the current market price thereof and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by the Registered Corporation's Board of Directors in response to a tender offer made directly to the Registered Corporation's stockholders for the purposes of acquiring control of the Registered Corporation.

  License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada, and to the counties and cities in which the Licensees' respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either (i) a percentage of the gross revenues received, (ii) the number of gaming devices operated, or (iii) the number of games operated. A casino entertainment tax is also paid by casino operations where entertainment is furnished in connection with the selling of food or refreshments. The Corporate Licensees that hold a license as an operator of a gaming device route or a manufacturer's or distributor's license also pay certain fees to the State of Nevada.

  Any person who is licensed, required to be licensed, registered, required to be registered, or under common control with such persons (collectively "Licensees"), and who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation by the Nevada Board of its participation in such foreign gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Act. Licensees are also subject to disciplinary action by the Nevada Commission if they knowingly violate any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fail to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engage in activities that are harmful to the state of Nevada or its ability to collect gaming taxes and fees or employ a person in the foreign operations who has been denied a license or finding of suitability in Nevada on the ground of personal unsuitability.

  The sale of alcoholic beverages at establishments operated by a Corporate Licensee are subject to licensing, control and regulation by applicable local regulatory agencies. All licenses are revocable and are not transferable. The agencies involved have full power to limit, condition, suspend or revoke any such license, and any such disciplinary action could (and revocation would) have a material adverse affect upon the operations of the Corporate Licensees.

  Louisiana. The manufacture, distribution, servicing and operation of video draw poker devices ("Devices") in Louisiana is subject to the Louisiana Video Draw Poker Devices Control Law and the Rules and Regulations promulgated thereunder (the "Louisiana Act"). Licensing and regulatory control is provided by the Video Gaming Division of the Gaming Enforcement Section of the Office of State Police within the Department of Public Safety and Corrections (the "Division"). The laws and regulations of the Division are based upon a primary consideration of maintaining the health, welfare and safety of the general public and upon a policy which is concerned with protecting the video gaming industry from elements of organized crime, illegal gambling activities and other harmful elements as well as protecting the public from illegal and unscrupulous gaming to ensure the fair play of Devices. The newly elected Governor of Louisiana has called for a referendum to determine the future of land based casinos, riverboats, and video poker machines taken as a group. In response to this issue, a number of legislators have expressed the view that the voters should have a choice as to whether to continue to allow any or all of the above types of gaming. To date no action has been taken. A negative outcome in such referendum could materially adversely affect Alliance.

  Each of the indirect operating subsidiaries for Alliance's gaming operations in Louisiana, VSI and SVS, has been granted a license as a Device owner by the Division. The other indirect subsidiary of Alliance, VDSI, has been granted a license as a distributor by the Division. Gaming has been granted a license as a manufacturer

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

by the Division. These gaming subsidiaries are Louisiana Licensees under the terms of the Louisiana Act. The licenses held by the Louisiana Licensees expire at midnight on June 30 of each year and must be renewed annually through payment of fees. All license fees must be paid on or before May 15 in each year licenses are renewable.

  The Division may deny, impose a condition on or suspend or revoke a license, renewal or application for a license for violations of any rules and regulations of the Division or any violations of the Louisiana Act. In addition, fines for violations of gaming laws or regulations may be levied against the Louisiana Licensees and the persons involved for each violation of the gaming laws. The issuance, condition, denial, suspension or revocation is a pure and absolute privilege and is at the discretion of the Division in accordance with the provisions of the Louisiana Act. A license is not property or a protected interest under the constitution of either the United States or the State of Louisiana.

  The Division has the authority to conduct overt and covert investigations of any person involved directly or indirectly in the video gaming industry in Louisiana. This investigation may extend to information regarding a person's immediate family and relatives and their affiliations with certain organizations or other business entities. The investigation may also extend to any person who has or controls more than a 5% ownership, income or profits interest in an applicant for or holder of a license or who is a key employee, or who has the ability to exercise significant influence over the licensee. All persons or entities investigated must meet all suitability requirements and qualifications for a licensee. The Division may deny an application for licensing for any cause which it may deem reasonable. The applicant for licensing must pay a filing fee which also covers the cost of the investigation.

  In order for a corporation to be licensed as a distributor by the Division, a majority of the stock of the corporation must be owned by persons who have been domiciled in Louisiana for a period of at least two years prior to the date of the application.

  In addition to licensure as a manufacturer of Devices under the Louisiana Act, Gaming has been licensed by the Division as a manufacturer under the Louisiana Riverboat Economic Development and Gaming Control Act (the "Louisiana Riverboat Act"). Gaming's application for a permanent manufacturer's license as it relates to the land-based casino is pending before the LEDGC. See "Risk Factors--Ongoing BGII Regulatory Investigation".

  The Division and the LEDGC have notified Alliance that it will be necessary to obtain approval from them prior to the Effective Time.

  Mississippi. The manufacture, distribution, ownership and operation of gaming devices in Mississippi is subject to extensive state and local laws and regulations, including the Mississippi Gaming Control Act (the "Mississippi Act") and the regulations (the "Mississippi Regulations") promulgated thereunder. The Mississippi Gaming Commission (the "Mississippi Commission") oversees licensing and regulatory compliance. Gaming in Mississippi can be legally conducted only on vessels of a certain minimum size in navigable waters of the Mississippi River or in waters of the State of Mississippi which lie adjacent and to the south (principally in the Gulf of Mexico) of the counties of Hancock, Harrison and Jackson, and only in counties in Mississippi in which the registered voters have not voted to prohibit such activities. The voters in Jackson County, the southeastern-most county of Mississippi, have voted to prohibit gaming in that county. However, gaming could be authorized in Jackson County should the voters fail to disapprove of gaming in that county in any referendum, which could be held annually. The underlying policy of the Mississippi Act is to ensure that gaming operations in Mississippi are conducted (i) honestly and competitively, (ii) free of criminal and corruptive influences and (iii) in a manner which protects the rights of the creditors of gaming operations. Gaming in the future may also be legally conducted on American Indian lands in Mississippi as regulated in part by the 1988 Indian Gaming Regulatory Act, which activity will not be subject to the Mississippi Act.

  The Mississippi Act requires that a person (including any corporation or other entity) must be licensed to conduct gaming activities in Mississippi. A license to own and operate gaming devices will be issued only for a specified location which has been approved as a gaming site by the Mississippi Commission. Alliance through its interest in RCVP must apply for renewal of such licenses, which renewal cannot be assured. BGII's subsidiary holds a license to manufacture and distribute gaming devices. The Mississippi Act also requires that each officer or director of a gaming licensee, or other person who exercises a significant influence over the licensee, either directly or indirectly, must be found suitable by the Mississippi Commission. In addition, any employee of the licensee who is directly involved in gaming must obtain a work permit from the Mississippi Commission. The Mississippi Commission will not issue a license or make a finding of suitability unless it is satisfied, only after an extensive investigation paid for by the applicant, that the persons associated with the gaming licensee or applicant for a license are of good character, honesty and integrity, with no relevant or material criminal record. In addition, the Mississippi Commission will not issue a license unless it is satisfied that the licensee is adequately financed or has a reasonable plan to finance its proposed operations from acceptable sources, and that persons associated with the applicant have sufficient business probity, competence and experience to engage in the proposed gaming enterprise. The Mississippi Commission may refuse to issue a work permit to a gaming employee (i) if the employee has committed larceny, embezzlement or any crime of moral turpitude, or knowingly violated the Mississippi Act or Mississippi Regulations, or (ii) for any other reasonable cause. If an employee is denied a license, Alliance must terminate his or her employment.

  The Mississippi Commission has the power to deny, limit, condition, revoke and suspend any license, finding of suitability or registration, or fine any person, as it deems reasonable and in the public interest, subject to an opportunity for a hearing. The Mississippi Commission may fine any licensee or person who was found suitable up to $100,000 for each violation of the Mississippi Act or the Mississippi Regulations which is the subject of an initial complaint, and up to $250,000 for each such violation which is the subject of any subsequent complaint. The Mississippi Act provides for judicial review of any final decision of the Mississippi Commission by petition to a Mississippi Circuit Court, but filing of such petition does not necessarily stay any action by the Mississippi Commission pending a decision by the Circuit Court.

  Each gaming licensee must pay a license fee to the State of Mississippi based upon "gaming receipts" (generally defined as gross receipts less payouts to customers as winnings). The license fee equals four percent of gaming receipts of $50,000 or less per month, six percent of gaming receipts over $50,000 and up to $134,000 per month and eight percent of gaming receipts over $134,000 per month. The foregoing license fees are allowed as a credit against any Mississippi State income tax liability for the year paid. An additional license fee, equal to $100 for each table game conducted or planned to be conducted on the gaming premises, is payable to the State annually in advance. Municipal and county fees may also be assessed and vary from jurisdiction to jurisdiction. All taxes and fees must be paid timely in order to retain a gaming license. The Mississippi Act also imposes certain audit and record keeping laws and regulations, primarily to ensure compliance with the Mississippi Act, including compliance with the provisions relating to the payment of license fees.

  Under the Mississippi Regulations, a gaming licensee cannot be publicly held, although an affiliated corporation, such as Alliance, may be publicly held so long as Alliance registers with and gets the approval of the Mississippi Commission. In addition, approval of any subsequent public offerings of the securities of Alliance must be obtained from the Mississippi Commission if any part of the proceeds from that offering are intended to be used to pay for or reduce debt used to pay for the construction, acquisition or operation of any gaming facility in Mississippi.

  Under the Mississippi Regulations, a person is prohibited from acquiring control of a licensee without the prior approval of the Mississippi Commission. Any person who, directly or indirectly, or in association with others, acquires beneficial ownership of more than five percent of a licensee must notify the Mississippi Commission of this acquisition. The Mississippi Commission may require that a person be found suitable if that person holds between a five percent and ten percent ownership position and must require that a person be found suitable if that person owns more than ten percent of a licensee. Furthermore, regardless of the amount of ownership, any person who acquires beneficial ownership may be required to be found suitable if the Mississippi Commission has reason to believe that the acquisition of such ownership would be inconsistent with the declared policy of Mississippi. Any person who is required to be found suitable must apply for a finding of suitability from the Mississippi Commission within 30 days after being requested to do so, and must deposit with the State

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

Tax Commission a sum of money which is adequate to pay the anticipated investigatory costs associated with such finding. Any person who is found not to be suitable by the Mississippi Commission will not be permitted to have any direct or indirect ownership in the licensee. Any person who is required to apply for a finding of suitability and fails to do so, or who fails to dispose of his or her interest in the licensee if found unsuitable, is guilty of a misdemeanor. If a finding of suitability with respect to any person is not applied for where required, or if it is denied or revoked by the Mississippi Commission, the licensee is not permitted to pay such person for services rendered, or to employ or enter into any contract with such person.

  Dockside casinos may be required to be moved to a "safe harbor" in the event of a threatened hurricane. The appropriate county civil defense director will determine when such movement is required. In general, it is anticipated that casino vessels will have to be moved in the event of a Class III or more severe hurricane warning, where there is the possibility of 125 miles per hour wind speeds. The movement of a casino barge will not necessarily insure protection against damage or destruction by a hurricane. Furthermore, the removal of a casino barge will generally require several days, and as a consequence, the casino barge will be out of business during that movement, even if no hurricane strikes the casino site.

  Any permanently moored vessel used for casino operations must meet the fire safety standard of the Mississippi Fire Prevention Code, the Life Safety Code and the Standards for the Construction and Fire Protection of Marine Terminals, Piers and Wharfs of the National Fire Protection Association. Additionally, any establishment to be constructed for dockside gaming must meet the Southern Standard Building Code or the local building code, if such a local building code has been implemented at the casino's site.

  While unpowered and permanently moored vessels do not require certification by the United States Coast Guard, the Mississippi Commission has engaged the American Bureau of Shipping, an independent consulting agency, which will inspect and certify all casino barges with respect to stability and single compartment flooding integrity, in accordance with Mississippi Regulations.

  The laws and regulations permitting and governing Mississippi casino gaming were adopted during 1990 and 1991, and the first casinos opened in August 1992. Consequently, the interpretation and application of Mississippi law and regulations may evolve over time, and any such changes may have an adverse effect on Mississippi licensees.

  New Jersey. BGII's subsidiary, Gaming, is licensed by the New Jersey Casino Control Commission (the "New Jersey Commission") as a gaming-related casino service industry ("CSI") in accordance with the New Jersey Casino Control Act (the "Casino Control Act").

  Prior to expiration of the initial license period, Gaming filed an application for renewal of its license, which application has been deemed complete by the New Jersey Commission. Consequently, pending formal renewal of the license, Gaming is permitted to continue doing business with New Jersey casino licenses.

  In considering the qualifications of an applicant for a CSI license, the New Jersey Commission may require that the officers, directors, key personnel, financial sources and stockholders (in particular those with holdings in excess of 5%) of the applicant and its holding and intermediary companies demonstrate their qualifications. In this regard, such persons and entities may be investigated and may be required to make certain regulatory filings and to disclose and/or to provide consents to disclose personal and financial data. The costs associated with such investigation are typically borne by the applicant.

  Additional Jurisdictions. Each of Alliance and BGII, in the ordinary course of its business, routinely considers business opportunities to expand its gaming operations into additional jurisdictions.

  Although the laws and regulations of the various jurisdictions in which BGII operates or into which Alliance may expand its gaming operations vary in their technical requirements and are subject to amendment from time to time, virtually all of these jurisdictions require licenses, permits, documentation of qualification, including evidence of financial stability, and other forms of approval for companies engaged in the manufacture and distribution of gaming devices as well as for the officers, directors, major stockholders and key personnel of such companies.

  To date, BGII, Gaming, Bally Wulff and their key personnel have obtained, or applied for, all government licenses, permits and approvals necessary for the manufacture and distribution, as permitted, of their gaming machines in the jurisdictions in which BGII and its subsidiaries currently do business. BGII and the holders of its securities may be subject to the provisions of the gaming laws of each jurisdiction where BGII or its subsidiaries are licensed and/or conduct business, including, without limitation, the States of Arizona, Colorado, Connecticut, Illinois, Indiana, Iowa, Louisiana, Michigan, Minnesota, Mississippi, Missouri, Montana, Nevada, New Jersey, New Mexico, South Dakota, Wisconsin, and the local regulatory authorities within each such state as well as Australian, Canadian and other foreign gaming jurisdictions in which BGII and its subsidiaries are licensed or conduct business. In the event the Merger is consummated, Alliance will be required to be licensed in each of these jurisdictions.

  Holders of common stock of an entity licensed to manufacture and sell gaming devices, and in particular those with holdings in excess of 5%, should note that local laws and regulations may affect their rights regarding the purchase of such common stock and may require such persons or entities to make certain regulatory filings, or seek licensure, findings of qualification or other approvals. In some cases this process may require the holder or prospective holder to disclose and/or provide consents to disclose personal and financial data in connection with necessary investigations, the cost of which are typically borne by the applicant. The investigatory and approval process can take three to six months to complete under normal circumstances.

  As previously noted, Alliance has agreed to acquire BGII which is licensed in many states as a manufacturer of gaming devices. If Alliance is successful in its attempted acquisition, it will be required to be licensed in each of these states.

  Federal Registration. The operating subsidiaries of Alliance and BGII that are involved in gaming activities are required to file annually with the Attorney General of the United States in connection with the sale, distribution or operation of gaming devices. All currently required filings have been made.

 German Regulation

  German legislative authorities regulate and monitor the wall machine industry so as to ensure certain manufacturing standards and the fairness of each machine to users. The most significant legislation presently affecting the wall machine industry relates to prescribed licensing procedures, the use, installation and operation of machines and the taxation of same.

  Wall machine manufacturers are dependent upon the successful introduction of new products each year and currently are required to receive prior government approval for each new product introduction. Manufacturers are required to apply for licenses through an agency of the German federal Ministry of Economics. Such agency maintains a policy of accepting only two concurrent licensing applications from an individual applicant at any given time. Bally Wulff, through affiliates and subsidiaries, is in a position to file up to six concurrent applications. After receiving a prototype of a machine for which the applicant seeks government licensing approval, the federal agency deliberates for periods that range from approximately 6 to 24 months. If that product is approved, the wall machine manufacturer is permitted to reproduce the sample machine initially submitted for government approval. Every wall machine carries with it a small license card that permits the machine to be operated for up to four years, after which it may not be used in Germany. In Germany, wall machines sold via the secondary market may be operated by a new owner but only for the residual time remaining on each machine's four-year life. In addition to licensing requirements for manufacturers, any person or entity which intends to operate a licensed wall machine must apply to local regulatory authorities for a license, which will not be granted by the authorities if facts justify the assumption that the applicant does not possess the requisite reliability. In this proceeding, the applicant must furnish a police certificate of conduct.

  German legislation prohibits the play of wall machines by individuals under age 18. Voluntary agreements among manufacturers and certain amusement game trade associations, among other things, restrict wall machine advertising and the ability of a player to play more than two machines at once, require all machines to carry

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visible warning notices and provide that every wall machine is automatically switched off for three minutes after one hour of continuous play.

  In April 1993, the German government increased the maximum coin drop per game from 30 pfennigs (approximately $.21) to 40 pfennigs (approximately $.28) although 30-pfennig machines are still permitted to be manufactured and sold.

  The Spielverordnung (gaming ordinance) specifically governs wall machines. These regulations limit game payouts to DM 4.00 (approximately $2.80) per game, require a minimum payout percentage, detail where the machines may be installed, how many may be installed and by whom, which games are prohibited, the technical requirements of the machines and technical review and approval. Operators must comply with regulations which stipulate how many machines may operate within defined square foot areas (15 square meters per machine, with a maximum of ten machines per location). The Spielverordnung was modified in 1985 to achieve a significant reduction of gaming machines. Gaming halls, which through December 19, 1985 had more gaming machines than permitted under the revised regulations, have a transition period through December 31, 1995 to comply with the revised regulations. Such facilities were allowed to keep the 1985 number of wall machines until December 31, 1990. During the period January 1, 1991 to December 31, 1995 they are entitled to two-thirds of such total number, but they must be in compliance with the new limits by January 1, 1996. In taverns, restaurants, hotels and certain other establishments, no more than two gaming machines are permitted. See "Risk Factors--Bally Wulff Sales".

  The Baunutzungsverordnung (building construction ordinance) governs the zoning classification of land and the type and density of development within the various zoning classifications. Effective January 27, 1990, the Baunutzungsverordnung was amended essentially to restrict the development of larger gaming halls to core commercial areas, limit the permissibility of smaller gaming halls in various types of mixed use zones and to ban gaming halls in all types of residential and industrial use areas. Prior to such amendment, gaming halls, regardless of size, were generally allowed in core, business, mixed and industrial zones. In addition, on a case by case basis, each local zoning agency is authorized to exclude certain types of otherwise permissible uses, including gaming halls.

  Subject to certain exceptions, V.A.T. of 15% is generally assessed on the sale or supply of any goods and services in Germany. Since the total amount paid for particular goods or services is considered to be the gross price in calculating such tax, the actual rate is 13.04%. With respect to operators of gaming machines, prior to January 1, 1994, V.A.T. was to have been assessed at a rate of 0.1304 times a multiplier of 2.5 times the amount remaining in the cash box after payouts to players. Commencing January 1, 1994 the basis for taxation was changed to .1304 times the cash handled by a machine. The rule requiring a minimum payout percentage is applied to the amount remaining in the cash box net of such V.A.T. Depending on the municipality in which a machine is located, operators may also have to pay a monthly leisure tax on each machine of up to DM 600 (approximately $419).

  The business conducted by Bally Wulff had benefited from the Berlin Promotion Act, a special tax statute which was intended to support the economy of West Berlin in various ways. With the reunification of Germany, the need for benefits provided by the law is perceived to have decreased. Consequently, the German government has enacted amendments to the Berlin Promotion Act which are designed to phase out, over a number of years, most of the tax benefits and incentives provided by the law. These tax benefits and incentives have been changed in five ways. The V.A.T. rebates of up to 10% to enterprises located in West Berlin for sales to German customers outside West Berlin were eliminated by January 1, 1994, which began with an initial 30% decrease on January 1, 1992, and continued with further decreases of 20% on July 1, 1992, 25% on January 1, 1993 and 25% on January 1, 1994. The V.A.T. rebates of 4.2% for German (other than West Berlin) enterprises which purchase goods from West Berlin enterprises were abolished effective July 1, 1991; special accelerated depreciation allowances which permitted West Berlin taxpayers to write off 75% of the cost of qualifying fixed assets at any time during the first three years after acquisition have been modified to limit the write off to 50%; certain special investment subsidies have been restricted and were completely eliminated by the end of 1994; and tax credits on German federal income taxes are being reduced from 22.5% in 1990 to 20% in 1991, 13.5% in 1992, 9.0% in
1993 and 4.5% in 1994, and were phased out completely by December 31, 1994.

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                                 THE MEETINGS

TIME, DATE AND PLACE OF THE MEETINGS

  This Proxy Statement/Prospectus is being furnished to holders of Alliance Common Stock in connection with the solicitation of proxies by the Board of Directors of Alliance for use at the Alliance Annual Meeting to be held on Tuesday, April 2, 1996 at Sam's Town Hotel & Gambling Hall Conference Center, 511 Boulder Highway, Las Vegas, Nevada 89121, commencing at 2:00 p.m., local time, and at any adjournment or postponement thereof.

  This Proxy Statement/Prospectus is being furnished to holders of BGII Common Stock in connection with the solicitation of proxies by the Board of Directors of BGII for use at the BGII Annual Meeting to be held on Tuesday, April 2, 1996 at the Alexis Park Resort, located at 375 East Harmon Avenue, Las Vegas, Nevada, commencing at 9:00 a.m., local time, and at any adjournment or postponement thereof.

MATTERS TO BE CONSIDERED AT THE MEETINGS

  Alliance. At the Alliance Annual Meeting, holders of Alliance Common Stock will consider and vote upon proposals to approve and adopt the Merger Agreement and to elect two directors. Alliance's stockholders will also transact such other business as may properly come before the Alliance Annual Meeting.

  Pursuant to the Merger Agreement, Alliance has agreed to assume all of BGII's obligations under the BGII 1994 Stock Option Plan for Non-Employee Directors, the BGII 1991 Incentive Plan and the BGII 1991 Non-Employee Directors' Plan as in effect at the Effective Time. Approval and adoption of the Merger Agreement by the stockholders of Alliance will constitute approval and adoption of such plans.

  Only holders of Alliance Common Stock of record at the close of business on the Alliance Record Date will be entitled to vote at the Alliance Annual Meeting or any adjournment or adjournments of such meeting. There were 12,987,483 shares of Alliance Common Stock outstanding on the Alliance Record Date. Each share of Alliance Common Stock entitles the holder thereof to one vote.

  THE BOARD OF DIRECTORS OF ALLIANCE HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS A VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. THE BOARD OF DIRECTORS OF ALLIANCE ALSO RECOMMENDS A VOTE FOR THE ELECTION OF THE NOMINEES FOR THE BOARD OF DIRECTORS.

  BGII. At the BGII Annual Meeting, holders of BGII Common Stock will consider and vote (i) to approve the Merger Agreement, including (a) the merger of BGII and the Merger Subsidiary pursuant to the terms of the Merger Agreement and
(b) the 1994 Stock Option Plan for Non-Employee Directors and Amendments No. 3 to each of the 1991 Incentive Plan and the 1991 Non-Employee Directors Plan to provide that, notwithstanding the change of control of BGII resulting from the Merger, options outstanding under such plans (A) shall remain exercisable until the earlier of (1) the expiration of the original option period, (2) three years after the completion of the Merger or (3) except with respect to certain employees, the date of termination of the option holder's employment for cause or by such employee voluntarily and (B) will be exercisable immediately after the Effective Time for the consideration and at the price provided for in the Merger Agreement; (ii) to elect a board of seven directors to hold office until the earlier of the Effective Time of the Merger or the next BGII Annual Meeting of Stockholders and until their successors are elected and qualified; and (iii) on such other business as may properly come before the meeting.

  THE BOARD OF DIRECTORS OF BGII HAS UNANIMOUSLY APPROVED THE MERGER AND RELATED PROPOSALS AND RECOMMENDS A VOTE FOR APPROVAL AND ADOPTION OF EACH OF THE MERGER AND RELATED PROPOSALS. THE BOARD OF DIRECTORS OF BGII ALSO RECOMMENDS A VOTE FOR THE ELECTION OF THE NOMINEES FOR THE BOARD OF DIRECTORS.

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

VOTE REQUIRED

  Alliance. The affirmative vote of the holders of a majority of the shares of Alliance Common Stock voting is required to approve and adopt the Merger Agreement. The failure to vote shares by abstention will have the same effect as a vote against the Merger Agreement while non-votes will not have the same effect as a vote against the Merger Agreement. Each share of Alliance Common Stock is entitled to one vote. Directors will be elected by a plurality of votes. The failure to vote, either by abstention or non-vote, like a vote against the nominee to the Alliance Board, will not have any effect on the election of directors.

  Certain executive officers and directors of Alliance have advised Alliance that they intend to vote the 6,617,333 shares of Alliance Common Stock, representing approximately 51% of the outstanding Alliance Common Stock, as to which they have voting power, FOR the approval and adoption of the Merger Agreement and the election of the Alliance Board nominees set forth herein. This would insure adoption of the Merger Agreement and election of the Alliance Board nominees by the Alliance stockholders. See "Security Ownership of Certain Beneficial Holders and Management--Alliance".

  BGII. The affirmative vote of the holders of a majority of the outstanding shares of BGII Common Stock entitled to vote thereon is required to approve and adopt the proposed Merger and the Related Proposals. The failure to vote shares, either by abstention or non-vote, will have the same effect as a vote against the Merger Agreement and Related Proposals. Directors are elected by majority vote of the shares of BGII Common Stock present at the BGII Annual Meeting in person or by proxy. The failure to vote shares by abstention will have the same effect as a vote against the nominees for election as directors. Each share of BGII Common Stock is entitled to one vote.

  As of the Record Date, the directors and executive officers of BGII owned 364,025 outstanding shares of BGII Common Stock representing approximately 3.4% of the outstanding shares of BGII Common Stock. The directors and executive officers of BGII have informed BGII that they intend to vote their shares of BGII Common Stock in favor of the Merger and Related Proposals and the election of the nominees for the BGII Board of Directors named herein. In addition, Alliance is required under the Merger Agreement to vote its 1,000,000 shares of BGII Common Stock (representing approximately 9.3% of the number outstanding) in favor of the Merger. See "Security Ownership of Certain Beneficial Owners and Management--BGII".

VOTING OF PROXIES

  Shares represented by properly executed proxies received in time for the Meetings will be voted at such meetings in the manner specified by the holders thereof. Proxies for Alliance Common Stock which are properly executed but which do not contain voting instructions will be voted in favor of approval and adoption of the Merger Agreement and the election of directors nominated by Alliance. Proxies for BGII Common Stock which are properly executed but which do not contain voting instructions will be voted in favor of approval of each of the Merger and Related Proposals and in favor of the election of directors nominated by BGII.

  It is not expected that any matter other than those referred to herein will be brought before either of the Meetings. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their judgment with respect to such matters.

REVOCABILITY OF PROXIES

  The grant of a proxy on the enclosed Alliance or BGII form does not preclude a stockholder from voting in person. A stockholder may revoke a proxy at any time prior to its exercise by submitting a new proxy at a later date, by filing with the Secretary of Alliance (in the case of an Alliance stockholder) or the Secretary of BGII (in the case of a BGII stockholder) a duly executed revocation of proxy bearing a later date or by voting in person at the relevant Meeting. Attendance at the relevant Meeting will not of itself constitute revocation of a proxy.

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RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM

  Alliance. Only holders of record of Alliance Common Stock at the close of business on March 4, 1996 will be entitled to receive notice of and to vote at the Alliance Annual Meeting. As of that date, there were 12,987,483 shares of Alliance Common Stock outstanding. A majority of the outstanding shares of Alliance Common Stock must be represented in person or by proxy at the Alliance Annual Meeting in order for a quorum to be present.

  BGII. Only stockholders of record of BGII Common Stock at the close of business on March 3, 1996 will be entitled to receive notice of and to vote at the BGII Annual Meeting. As of that date, there were 10,799,501 shares of BGII Common Stock outstanding. A majority of the outstanding shares of BGII Common Stock must be represented in person or by proxy at the BGII Annual Meeting in order for a quorum to be present.

SOLICITATION OF PROXIES

  Each of Alliance and BGII will bear the cost of the solicitation of proxies from its own stockholders, except that Alliance and BGII will share equally the cost of printing this Proxy Statement/Prospectus. In addition to solicitation by mail, the directors, officers and employees of each of Alliance and BGII may solicit proxies from stockholders of such company by telephone or telegram or in person. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and Alliance and BGII will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith.

  BGII has retained Mackenzie Partners, Inc. to assist in the solicitation of proxies for a fee of $15,000, plus reasonable out-of-pocket expenses.

  STOCKHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXY CARDS.

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                                  THE MERGER

GENERAL

  The discussion in this Proxy Statement/Prospectus of the Merger and the description of the principal terms of the Merger Agreement are subject to and qualified in their entirety by reference to the Merger Agreement, a copy of which is attached hereto as Annex I. While Alliance and BGII believe that such description covers the material terms of the Merger Agreement, all stockholders of Alliance and BGII are urged to read the Merger Agreement in its entirety.

CONSIDERATIONS FOR ALLIANCE STOCKHOLDERS

  Alliance stockholders should carefully consider all of the information set forth in this Proxy Statement/ Prospectus, including the following factors:

  Benefits of the Merger. Alliance believes that the Merger would represent the acquisition, at a reasonable price, of a company that is a significant factor, with a well-known name, in a related segment of the gaming industry, where Alliance could apply its technological expertise to maximum effect as contemplated in its business strategy. The Merger would make Alliance a much bigger company with a higher profile in the gaming industry.

  Risks and Adverse Effects of the Merger. Possible detriments of the Merger for Alliance include that it will require incurrence of substantial amounts of relatively high-cost debt and issuance of large amounts of equity; that BGII is bigger than Alliance and operates in a sector of the gaming industry where Alliance has little direct expertise, making implementation of the Merger possibly more difficult; and that Alliance's technological capabilities have not been tested and may not lead to commercially marketable enhancements in BGII's product lines.

  Conflicts of Interest. As described in "The Merger--Interests of Certain Persons in the Merger", Joel Kirschbaum, a Director of and Consultant to Alliance, Anthony DiCesare, a Director and Executive Vice President-- Development of Alliance and Craig Fields, Vice Chairman of the Alliance Board, have certain interests in the Merger that are in addition to the interest of Alliance stockholders generally, including the receipt by such persons of certain Alliance securities if the Merger is consummated.

CONSIDERATIONS FOR BGII STOCKHOLDERS

  BGII stockholders should carefully consider all of the information set forth in this Proxy Statement/Prospectus, including the following factors:

  Benefits of the Merger. In the Merger, BGII stockholders will receive (assuming no change in the number of Converted Shares), in exchange for each share of BGII Common Stock, $7.83 in cash, as well as $.30 of Alliance Common Stock and $3.57 of Series B Special Stock.

  Risks and Adverse Effects of the Merger. BGII stockholders should be aware of risks and/or adverse effects arising in connection with the Merger including risks related to (i) Alliance's operating history and recent losses,
(ii) the incurrence by Alliance of substantial amounts of relatively high-cost debt and special stock and the issuance of large amounts of equity, (iii) the volatility of the price of Alliance Common Stock due to low trading volumes, limited research coverage and the potential issuance of large numbers of additional shares of Alliance Common Stock on conversion or exercise of outstanding options, warrants or convertible securities, (iv) the uncertainty in whether a trading market for the Series B Special Stock will develop, the pay-in-kind feature

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on such security, the limited remedies available if Alliance fails to redeem the Series B Special Stock on the stated redemption date, the ability of Alliance to issue securities senior in right of payment to the Series B Special Stock and the inability of holders of Series B Special Stock to trade fractional shares of such security on NASDAQ NMS, and (v) the possibility of substantial dilution of interests of Alliance stockholders in light of the number of outstanding options and warrants for 21,000,000 shares of Alliance Common Stock. In addition, BGII is bigger than Alliance and operates in a sector of the gaming industry where Alliance has little direct expertise, making implementation of the Merger possibly more difficult, and Alliance's technological capabilities have not been tested and may not lead to commercially marketable enhancements in BGII's product lines. Moreover, BGII stockholders should note that the ability of BGII stockholders to participate in the growth of the combined entity will be rather limited since (i) former stockholders of BGII will own approximately 3.0% of Alliance Common Stock immediately following the consummation of the Merger and therefore will hold a much smaller percentage of ownership in Alliance than they hold in BGII, with less ability to have their stock ownership affect the election of directors and other matters presented to stockholders generally and (ii) the Series B Special Stock that former BGII stockholders will receive as part of the Merger Consideration must be redeemed by Alliance no later than the eighth anniversary of the date of its initial issuance. See "Risk Factors--Operating History--Recent Losses", "--Financing Condition" and "--Alliance Options and Convertible Securities".

  Conflicts of Interest. In considering the recommendation of the BGII Board with respect to the Merger and Related Proposals, BGII stockholders should be aware that certain members of BGII's management and Board have certain interests that are in addition to the interests of stockholders generally. See "The Merger--Interests of Certain Persons in the Merger."

  Termination of Merger Agreement. In the event the Merger Agreement is not approved by BGII stockholders, BGII will terminate the Merger Agreement and may be required to pay substantial termination fees and expenses. Upon termination of the Merger Agreement, BGII will continue as an independent publicly-traded corporation and may explore a strategic business combination with other suitable companies. See "Risk Factors--Certain Considerations for BGII Stockholders".

BACKGROUND OF THE MERGER

  In the spring of 1993, Mr. Neil Nicastro, President and Co-Chief Executive Officer of WMS, had separate meetings or telephone conversations with Mr. Richard Gillman, Chairman of the Board and Chief Executive Officer of BGII, Mr. Hans Kloss, a Director and the President and Chief Operating Officer of BGII, Mr. Arthur Goldberg, a former director of BGII, and representatives of FMR Corp. and related companies (which collectively hold all of BGII's $40 million Senior Secured Notes), in order to explore the possibility of a business combination transaction between WMS and BGII. None of these preliminary discussions led to any specific transaction proposals.

  In December 1993, the BGII Board discussed the long-term benefits of BGII combining with another entity in the gaming industry or other similar regulated business. The BGII Board directed BGII management to prepare an analysis of the relative benefits to BGII on a long-term basis of a business combination versus BGII's growth potential on a stand alone basis. In January 1994, management orally presented such analyses to the Board. The analyses focused on (i) the financial strength of competitors of BGII, (ii) BGII's continuous need to access capital, (iii) the effect on BGII of the economic recession in Europe and (iv) the rapidly changing technologies and competitive environment. Management stated that competitors with better access to capital could adversely affect BGII's ability to sell products at optimal terms. Larger competitors would be able to produce products at lower cost. In addition, larger competitors could market products on the basis of aggressive financing terms. Management stated that BGII needed periodic infusions of cash and that the incurrence of more debt would probably not be prudent at that time. Management noted that although the majority of BGII's revenues had historically been generated in Germany, the severe recession in Germany and throughout Europe could erode BGII's revenue base, thereby affecting growth in the U.S. Lastly, management stated that companies operating in fields related to gaming could bring strength to gaming machine operations through their technology and research and development capability. The Board then discussed the issues raised by management, as well as the future development of the gaming industry in general and its greater reliance on computer technology and management information systems. The Board determined that in light of the foregoing factors, a long term strategic partnership or business combination would be in the best interests of BGII and its stockholders.

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

  Meetings between representatives of BGII and representatives of Alliance had first occurred in November 1993 in contemplation of a potential transaction between the two companies. In late November 1994 conversations once again commenced between representatives of Alliance and representatives of BGII. BGII and Alliance met a number of times beginning in November 1994 to consider such a combination. However, BGII was unwilling to grant Alliance access to the substantial amounts of confidential information it sought to evaluate the proposed combination unless Alliance signed a confidentiality agreement prohibiting Alliance from seeking control of BGII without its consent. Despite extensive negotiations, BGII and Alliance were unable to agree on the terms of such a provision, and no agreement in principle for a business combination was reached.

  In December 1994, Mr. Neil Nicastro determined to explore again the possibility of a business combination transaction with BGII. Mr. Neil Nicastro contacted representatives of Oppenheimer, WMS' investment bankers, and requested that Oppenheimer make contact with Ladenburg, BGII's investment bankers. Mr. Neil Nicastro also had a brief meeting in January 1995 with Mr. Kloss to gauge BGII's possible interest in such a transaction.

  In March 1995, representatives of WMS and BGII and their respective counsel met to discuss the general terms of a transaction and the issues presented by combining the companies. At that time, WMS indicated its interest in pursuing a stock-for-stock transaction which BGII also indicated it would prefer. Through Ladenburg, WMS was advised that it should make a formal written proposal to BGII. On March 23, 1995, WMS delivered its written proposal to BGII outlining the proposed terms and conditions for a merger of the two companies. The letter set forth WMS's basic framework for a tax-free stock-for-stock transaction at an exchange ratio in excess of 0.5 shares of WMS Common Stock for each share of BGII Common Stock. The proposal was for the exchange ratio to remain fixed and not subject to adjustment by reason of changes in the market price of shares of either company. On March 27, 1995, through its counsel, BGII informed WMS of its interest in pursuing a transaction, but that BGII was not prepared to proceed on the terms set forth in WMS' March 23, 1995 letter because the BGII Board did not believe that the exchange ratio set forth therein reflected an adequate price for the acquisition of BGII.

  On April 10, 1995, Mr. Louis Nicastro, Chairman of the Board and Co-Chief Executive Officer of WMS, and Mr. Neil Nicastro, along with WMS' counsel and investment banker, met with BGII's Board of Directors. At the meeting, Mr. Neil Nicastro gave a brief overview of WMS and its business and expressed his interest in pursuing a transaction.

  On April 14, 1995, Mr. Neil Nicastro, along with WMS' counsel and investment banker, met with Messrs. Gillman and Kloss, as well as with BGII's counsel and investment bankers. During this meeting general discussions were held concerning a proposed transaction, the terms of a letter of intent to be executed between the parties with respect thereto, as well as the due diligence process to be conducted and an exclusivity period for further negotiations.

  During the next several days, WMS and BGII negotiated the terms of a letter of intent. On April 17, 1995, WMS and BGII signed a letter of intent with respect to a merger between the two companies in which stockholders of BGII would receive at least 0.6 shares of common stock of WMS ("WMS Common Stock") for each outstanding share of BGII Common Stock. The letter stated that WMS would consider a higher exchange ratio should its due diligence review indicate such a valuation was warranted. The letter of intent further provided that the proposed merger was subject to, among other things, negotiation of a mutually satisfactory form of definitive merger agreement and completion of a satisfactory due diligence investigation by each party. The letter of intent provided for a 25-day exclusivity period for negotiating the merger agreement. The due diligence process was not completed within the 25-day exclusivity period, but the parties continued negotiations. As a result of these negotiations, BGII and WMS agreed to reduce the exchange ratio to 0.55 shares of WMS common stock and to condition the merger on the disposition of Bally Wulff under circumstances that could result in an additional distribution to BGII's stockholders.

  During the week of June 12, 1995, Alliance proposed to BGII to acquire BGII for $12.50 per share in a combination of cash and Alliance Common Stock. On June 19, 1995 Alliance made this proposal public. On

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

June 19, 1995 WMS' representatives informed BGII that a merger agreement would have to be executed no later than June 21, 1995 or WMS would terminate negotiations with BGII.

  In the evening of June 21, 1995, the BGII Board held a meeting to review the current status of the WMS proposal. BGII's representatives reported on the discussions with Alliance as well as the status of the negotiations with WMS. The Board discussed each proposal at length. The Board was informed that on the day that Alliance made public its proposal to acquire BGII for $12.50 per share in a combination of cash and stock, Mr. Gillman had instructed Ladenburg to arrange a meeting with Alliance's banks and to ascertain whether Alliance and its banks were aware of and had considered certain due diligence issues that WMS had already considered and incorporated into its proposal. Before such meeting was arranged, Alliance's counsel informed BGII's counsel that Alliance would insist on a mutual due diligence procedure as a condition to allowing BGII to meet with Alliance's banks. However, BGII insisted upon Alliance entering into a standstill agreement prior to its commencement of any due diligence investigation. Since agreement could not be reached with respect to a standstill provision, no progress had been made.

  The Board discussed the terms of each of the transactions proposed by WMS and by Alliance. With respect to the WMS transaction, the Board discussion focused on the following terms: (i) the requirement that Bally Wulff be sold or otherwise disposed of prior to closing, (ii) the requirement that the U.S. operations of BGII be debt-free, (iii) the tax-free nature of the transaction, and (iv) the lack of a collar or other parameters defining the exchange rate at which shares of BGII Common Stock would be converted into shares of WMS Common Stock. The BGII Board determined that the conditions set forth in clauses (i) and (ii) above could be met and that given the proposed exchange ratio and the trading history of WMS Common Stock, the lack of the parameters set forth in clauses (iii) and (iv) was acceptable.

  With respect to Bally Wulff, the Board discussions focused on the terms under which the sale of Bally Wulff would satisfy the condition to closing and whether a sale of Bally Wulff was possible under such terms. Representatives of Ladenburg stated that they believed there were potential buyers that would be willing to purchase Bally Wulff on such terms. Given the foregoing, the BGII Board determined that the condition requiring the sale of Bally Wulff could be met. The BGII Board did not direct Ladenburg or others to undertake any action to confirm Ladenburg's belief that there were potential buyers of Bally Wulff because it believed that it was premature to solicit interest in purchasing Bally Wulff prior to BGII entering into a definitive agreement with WMS which required the sale of Bally Wulff.

  The Board also discussed the termination fee provisions within the WMS proposal, and were advised that, based on research conducted by each of BGII's and WMS' investment bankers, the fees of approximately 4% of the transaction value were reasonable.

  With respect to the Alliance Proposal, the Board discussed (i) the fact that the Alliance Proposal was conditioned upon Alliance obtaining financing, (ii) the value of the consideration being offered by Alliance given its recent stock price, (iii) the ability of Alliance to pay the cash consideration included in its offer in light of the fact that Alliance's financing commitment was contingent on due diligence, (iv) the value of the Alliance Common Stock to be issued in the transaction given the dilutive effect of such issuance,(v) regulatory licensing issues surrounding the transaction and (vi) the unwillingness of Alliance and its representatives to make available due diligence materials to BGII or to sign a confidentiality and standstill agreement with BGII in order to gain access to BGII confidential information. Based on such discussions, as well as the Ladenburg opinion discussed below, the Board determined that (i) the financing necessary for Alliance to consummate the transaction was conditional, (ii) the value of the consideration offered under the Alliance Proposal was less than that of the consideration offered under the WMS proposal, (iii) Alliance's ability to pay the cash portion of the consideration included in its offer was doubtful given the conditional nature of Alliance's financing, (iv) the value of the Alliance Common Stock to be issued in the transaction would be adversely impacted by the dilutive effect of such issuance, (v) regulatory licensing issues surrounding an Alliance/BGII combination could probably be resolved more quickly than those with respect to a WMS/BGII combination (although not as quickly as Alliance had publicly stated) and (vi) Alliance's unwillingness to supply due diligence material to BGII or to sign a

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

confidentiality and standstill agreement with BGII indicated its willingness to acquire BGII in an unnegotiated takeover.

  Ladenburg advised the Board with respect to each proposal. Ladenburg rendered a fairness opinion with respect to the WMS Merger to the Board at that meeting and indicated that it could not render an opinion that Alliance's proposal was fair, from a financial point of view, to BGII's stockholders. For a discussion of the June 21, 1995 Ladenburg opinion, see "The Merger--Prior Opinions of BGII Financial Advisor." The BGII Board approved the WMS Agreement and related proposals and recommended that the WMS Agreement and related proposals be submitted to BGII stockholders for their approval. The WMS Agreement was executed later that same night.

  On June 30, 1995, Alliance filed with the Commission a Schedule 13D stating that it had acquired approximately 9.3% of the outstanding shares of BGII Common Stock. On July 25, 1995, Alliance announced its intention to commence a tender offer and commenced litigation against BGII, its directors and WMS in Delaware Chancery Court alleging that the BGII Board breached its fiduciary duty in entering into the WMS Agreement (the "Alliance Action"). On July 28, 1995, Alliance commenced a tender offer for a number of shares of BGII Common Stock sufficient to give Alliance beneficial ownership of a majority of such shares. The offer (the "Alliance Offer") provided for Alliance to pay $12.50 in cash in the tender offer for 4,400,000 shares of BGII Common Stock (representing approximately 45% of such shares outstanding, excluding shares owned by Alliance) and to issue Alliance Common Stock in a back-end merger. The shares of Alliance Common Stock issuable in such merger would be valued at their average closing price for a period of 10 NASDAQ NMS trading days ending five trading days prior to consummation of such merger, subject to an appropriate collar, equal to the price paid in the tender offer. The Alliance Offer was subject to a number of conditions, including Alliance's obtaining financing.

  On August 7, 1995, the BGII Board met to consider the Alliance Offer. At the meeting, Ladenburg delivered its opinion that the transactions proposed by Alliance were not as favorable as the WMS Merger, from a financial point of view, to BGII's stockholders. Ladenburg also indicated that it could not render an opinion regarding the fairness of the transactions proposed by Alliance, from a financial point of view, to BGII's stockholders due to the speculative nature and undefined collar on Alliance's proposal, as well as Alliance's lack of disclosure regarding BGII's obligation to offer to repay $40 million principal amount of debt resulting from a change of control and disregard for BGII's non-compete agreement with BEC. For a discussion of the August 7, 1995 Ladenburg opinion, see "The Merger--Prior Opinions of BGII Financial Advisor." The Board's discussion of the Alliance Offer focused on certain of the same factors raised during Ladenburg's presentation of its opinion, including: (i) the value of the consideration offered being uncertain and less than the value offered under the WMS Agreement, (ii) the ability of Alliance to obtain the financing necessary to complete the Alliance Offer and back-end merger being doubtful, (iii) the speculative nature and undefined collar in the Alliance proposals, (iv) the lack of disclosure by Alliance regarding BGII's obligation to offer to repay $40 million principal amount of debt resulting from a change of control and the belief that Alliance had no plan which would enable it to repay the $40 million, (v) Alliance's position that the Alliance Offer would not result in a breach of BGII's non-compete agreement with BEC and the lack of disclosure regarding Alliance's reasoning underlying such position, and (vi) the Alliance Offer was a taxable transaction to stockholders which would affect some BGII stockholders and not affect others depending on the tax basis and status of individual BGII stockholders. The BGII Board rejected the Alliance Offer as inadequate, highly conditional and not in the best interests of BGII or its stockholders and recommended that its stockholders reject the Alliance Offer.

  On September 1, 1995, Alliance announced through a press release that it had extended the expiration of the Alliance Offer to September 29, 1995 and that it had accepted commitments for $65 million in financing for the Alliance Offer which were not conditioned upon due diligence with respect to BGII.

  On September 5, 1995, BGII commenced litigation against Alliance and its directors alleging that Alliance had deliberately provided misleading information to BGII stockholders, gaming regulators and the financial markets in its tender offer documentation and seeking to enjoin the Alliance Offer (the "BGII Action"). On or

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

about September 6, 1995, WMS commenced an action in the United States District Court, Southern District of New York (the "WMS Action"), seeking to enjoin the Alliance Offer and to prevent alleged continuing and threatened violations by Alliance of the Federal securities laws and other violations. The WMS Action alleged that Alliance had made untrue statements and had omitted to state material facts in its tender offer documents. WMS also alleged that Alliance illegally and improperly interfered with the WMS Agreement.

  On September 11, 1995, the Board of Directors of BGII adopted a Shareholder Rights Plan which was later amended on October 10, 1995 (as amended, the "Rights Plan"), pursuant to which BGII declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of BGII Common Stock, payable to stockholders of record on September 22, 1995. The Rights Plan was adopted by the BGII Board to ensure that BGII's stockholders would have an opportunity to select between the WMS Merger and the Alliance Offer. By its terms, the Rights Plan will expire on the earlier of (i) June 30, 1996,
(ii) 60 days after a stockholders meeting at which a majority of BGII stockholders fail to approve the WMS Agreement or (iii) December 31, 1995 if no such stockholder meeting is held on or prior to such date. The Rights Plan expired on December 31, 1995 in accordance with its terms.

  On September 12, 1995, Alliance commenced its consent solicitation of BGII stockholders seeking to remove the BGII Board, to elect a slate of nominees, to repeal certain provisions of the BGII Bylaws and to increase the quorum requirement for certain stockholder meetings to 90% (the "Consent
Solicitation").

  On September 13, 1995, BGII mailed a letter from the Chairman of the Board dated September 12, 1995, to BGII's stockholders and issued a press release (the "September 13 Materials"), each of which urged BGII stockholders to reject the Alliance Offer. As of September 13, 1995, Alliance had not proposed a collar which would determine the amount of Alliance Common Stock to be issued in the back-end merger. The BGII Board believed that absent the parameters of the collar, BGII stockholders could not make an informed decision regarding the amount of consideration to be issued in the back-end of the Alliance proposal and specifically, whether Alliance's representation that BGII stockholders would receive $12.50 worth of Alliance Common Stock was meaningful. The BGII Board also expressed concerns regarding the terms of the bridge financing with which Alliance planned to acquire BGII.

  On September 20, 1995, Alliance issued a press release announcing that it had increased the number of shares of BGII Common Stock to be purchased in the Alliance Offer to 5,400,000 and increased the offer price to $13.00 in cash net to the seller. In a second press release issued by Alliance on September 21, 1995, Alliance stated that it had established the collar for the exchange ratio applicable to the second-step merger in its proposed acquisition of BGII. Alliance stated that for each share of BGII Common Stock, BGII stockholders would receive $13.00 worth of Alliance stock valued by averaging the closing price of Alliance Common Stock for a period of ten NASDAQ trading days ending five trading days prior to the closing of such merger, but in no case more than 3.059 shares nor less than 2.167 shares of Alliance Common Stock (the "Alliance Collar").

  On September 21, 1995, BGII issued a press release which urged its stockholders not to tender their shares to Alliance and not to sign Alliance's Consent Solicitation until the BGII Board had had an opportunity to review the revised offer.

  On September 25, 1995 BGII issued a press release announcing that WMS was prepared to increase the exchange ratio used to determine the merger consideration payable under the WMS Agreement from .55 of one share of WMS Common Stock to .625 of one share of WMS Common Stock for each share of BGII Common Stock (the "Revised WMS Proposal"). The terms of the Revised WMS Proposal also included amending the condition to the WMS Merger regarding the disposition of Bally Wulff to require that Bally Wulff be sold prior to the WMS Merger for a minimum sales price of $60 million of net proceeds to BGII, all of which would be retained by the merged entity. In addition, such disposition would be required to be effected as a sale of Bally Wulff. These terms differed from the WMS Agreement which required that Bally Wulff be sold for a minimum of $55 million of net proceeds to BGII and that proceeds from such sale in excess of $55 million would be distributed to stockholders. In addition, the terms of the Revised WMS Proposal differed from the WMS

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

Agreement in that the proposal did not permit the spin-off of Bally Wulff as an alternative to its sale. The Revised WMS Proposal also required that the obligation of BGII to pay WMS fees and expenses of up to $4.8 million under certain circumstances upon termination of the Merger Agreement be secured. Lastly, the Revised WMS Proposal required that the payments to be made to Messrs. Gillman, Kloss and Jenkins upon the closing of the Merger representing payments under their respective Performance Units and/or Stock Payment Right awards would be based on an exchange ratio at the time of vesting equal to .55 of one share of WMS Common Stock rather than the increased exchange ratio of
 .625 of one share of WMS Common Stock.

  On September 26, 1995, the BGII Board met to consider (i) the Alliance Offer as amended, to purchase 5,400,000 shares of BGII Common Stock at a price net in cash to the seller of $13.00, upon the terms and conditions set forth in the Offer to Purchase, dated July 28, 1995 and Supplement thereto, dated September 22, 1995 and the related Letter of Transmittal (which together constituted the "Revised Alliance Offer") and (ii) the Revised WMS Proposal. In considering the conditional nature of the Revised WMS Proposal, the BGII Board identified the likelihood of selling Bally Wulff for $60 million of net proceeds as a critical factor in determining whether the proposal could progress to a definitive agreement and ultimately the effectuation of the WMS Merger. As of the date of the meeting, BGII had met with a group of investors, led by Mr. Hans Kloss, President and Chief Operating Officer of BGII and Managing Director of Bally Wulff, and the group's potential financing sources concerning their interest in purchasing Bally Wulff. Such group had indicated an interest in purchasing Bally Wulff for $60 million in cash net to BGII. The BGII Board considered Mr. Kloss' group the most likely potential purchaser since Mr. Kloss' knowledge of Bally Wulff permitted him to proceed quickly and his investor group's offer met the conditions of the Merger Agreement. At the meeting Mr. Kloss reported to the BGII Board that his group was willing to purchase Bally Wulff for $60 million net proceeds subject to negotiation of a definitive purchase agreement. Mr. Kloss also reported to the BGII Board that he believed there were few outstanding issues concerning the sale, each of which could be resolved in a timely manner. Based on the foregoing, the BGII Board determined that the Revised WMS Proposal, although not a firm offer, was a proposal which could be reduced to a definitive agreement in a timely manner and that the conditions to the consummation of such agreement could be satisfied.

  The BGII Board compared the consideration to be received by BGII stockholders under the Revised WMS Proposal and the terms of the WMS Agreement. Based on the closing price of $21 3/8 of WMS Common Stock on September 26, 1995 and assuming Bally Wulff was sold for $60 million of net proceeds, BGII stockholders would receive $13.36 of WMS Common Stock under the Revised WMS Proposal as opposed to $11.76 of WMS Common Stock and $.44 cash (from the distribution of certain proceeds from the sale of Bally Wulff) under the WMS Agreement. The BGII Board determined that the $13.36 worth of WMS Common Stock was preferable to the $12.20 represented by the combination of WMS Common Stock and cash. At the meeting, Ladenburg delivered its opinion that the terms of the Revised Alliance Offer, including the terms of the proposed merger as set forth in Amendment No. 12 to the Schedule 14D-1 filed with the Commission on September 22, 1995, were not as favorable as the Revised WMS Proposal, from a financial point of view, to BGII's stockholders. The BGII Board determined that the Revised WMS Proposal offered greater economic value to BGII's stockholders than the Revised Alliance Offer and recommended that its stockholders reject the Revised Alliance Offer. In reaching its decision that the Revised WMS Proposal offered greater economic value to BGII stockholders than the Revised Alliance Offer, the BGII Board considered the following. The increase of the exchange ratio to determine merger consideration from .55 to .625 of one share of WMS Common Stock would result in BGII stockholders receiving consideration worth $13.36, based on the closing price of WMS Common Stock on September 26, 1995, which would be greater than the $13.00 in cash and Alliance Common Stock proposed under the Revised Alliance Offer. The collar proposed under the Revised Alliance Offer would not protect BGII stockholders from receiving less than $13.00 per share if the value of Alliance stock falls below $4.25. The BGII Board considered the value of Alliance Common Stock in light of the high costs of Alliance's financing and Alliance's existing capital structure. The BGII Board also considered the opinion of Ladenburg that the terms of the Revised Alliance Offer, including the terms of the proposed merger as set forth in the Schedule 14D-1, were not as favorable as the Revised WMS Proposal, from a financial point of view, to BGII's stockholders.


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

  Representatives of BGII and WMS continued to negotiate the definitive terms of the Revised WMS Proposal throughout the period of October 2, 1995 to October 17, 1995, and negotiations between Mr. Hans Kloss' investor group and WMS concerning the sale of Bally Wulff continued during this period as well. Negotiations between WMS and BGII focused on the requirement that the obligation of BGII to pay WMS fees and expenses of up to $4.8 million under certain circumstances upon termination of the WMS Merger Agreement be secured. BGII investigated various methods of securing such payment obligations, including the use of Gaming's line of credit, obtaining a letter of credit or dividending cash from Bally Wulff to BGII for such purposes. Gaming's lender would not permit the line of credit to be used for such purposes, and the BGII Board determined that the remaining alternatives were either too costly or commercially impracticable. Therefore BGII attempted during negotiations to persuade WMS to revise the security condition to the Revised WMS Offer. In addition, negotiations between WMS and BGII focused on the condition requiring the sale of Bally Wulff. The terms of such sale as contemplated under the Revised WMS Offer would require any purchaser to agree not to compete. BGII attempted to persuade WMS to agree to more flexible terms with respect to such sale as BGII believed that such flexibility would enhance the ability of BGII to complete such a sale. The requirement that the payments to be made to Messrs. Gillman, Kloss and Jenkins be based on an exchange ratio of .55 rather than .625 was considered by the BGII Board to be an issue to be negotiated and resolved between Alliance and each of Messrs. Gillman, Kloss and Jenkins and did not affect the BGII Board's conclusion with respect to the Revised WMS Proposal.

  Negotiations between WMS and Mr. Kloss' investor group concerning the sale of Bally Wulff concerned a number of issues, including (i) whether the purchaser would be subject to non-competition provisions or limitations on the use of the "Bally" trademark, (ii) which party would bear the risk for currency exchange rate fluctuations, (iii) whether Bally Wulff would be permitted to dividend or otherwise transfer cash to BGII during the period between the execution of a purchase agreement and closing, and (iv) whether certain deductions, such as transaction expenses, were to be made from the gross purchase price to determine whether the minimum net proceeds condition was met. No definitive agreement had been reached among the parties with respect to any of the foregoing issues.

  On October 11, 1995, counsel for Alliance sent a letter to counsel for BGII, proposing a transaction on the following terms in an effort to settle pending litigation (the "Alliance Proposal"). The transaction proposed pursuant to such letter provided that among other things, (i) BGII would terminate the WMS Agreement and Alliance would terminate the Alliance Offer and its Consent Solicitation, (ii) BGII and Alliance would enter into a merger agreement providing for the merger of BGII with and into Alliance, such merger to be a cash election merger in which 5,900,000 shares of BGII Common Stock would be exchanged for $13.00 cash and the remainder to be exchanged for $13.00 worth of Alliance Common Stock, determined in the manner and subject to the collar set forth in the Alliance Offer, and (iii) Alliance's obligation to consummate the merger would be subject to Alliance obtaining permanent financing.

  The BGII Board was apprised of the Alliance Proposal at a meeting of the Board of Directors held on October 13, 1995. At such meeting, the Board reviewed the status of negotiations with WMS concerning the Revised WMS Proposal. The Board was informed that Ladenburg, on BGII's behalf, was negotiating with several groups regarding the sale of Bally Wulff. A significant due diligence investigation had been conducted in late August 1995 by one such group, a foreign strategic buyer, which had with its legal and financial representatives met with Bally Wulff management as well as representatives of BGII at Bally Wulff's facilities in Germany. Discussions with such foreign strategic buyer ended when it indicated that its bid for the purchase of Bally Wulff would be below the $55 million net proceeds condition of the WMS Agreement. Preliminary discussions at Bally Wulff's facilities had also been held in the fall of 1995 with a foreign financial buyer. Such buyer had indicated an interest in purchasing Bally Wulff at a price of approximately $60 million subject to further due diligence and an agreement by BGII and its successors to indemnify such buyer against certain breaches of representations for a period of two years following the closing. Discussions with the foreign financial buyer were terminated because of restrictions WMS imposed on BGII preventing it from meeting certain terms requested by the potential buyer regarding indemnification, non-compete and trade name issues. In addition, in

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

the fall of 1995 a U.S. financial buyer had indicated an interest in purchasing Bally Wulff and had received certain preliminary information and a draft sale agreement. No preliminary negotiations commenced with the U.S. financial buyer because it indicated an interest very late in the sale process and it had not yet performed due diligence or made a bid.

  In addition, Mr. Kloss reported to the Board that negotiations between his investor group and WMS regarding the sale of Bally Wulff had been slowed by additional terms recently presented by WMS and received unfavorably by his investor group. It was reported to the Board of Directors that no progress had been made in structuring security for the $4.8 million termination fee under the WMS Agreement and that WMS had not agreed to forego this condition. Based on the foregoing, the Board considered it likely that a definitive agreement would not be reached with respect to the Revised WMS Proposal. Ladenburg reported to the Board that the economic value to stockholders of each of the Alliance Proposal and the WMS Merger Agreement was substantially equivalent. Ladenburg was not requested to, and did not, deliver a fairness opinion with respect to the Alliance Proposal at this time. Subsequently, Ladenburg delivered an oral opinion on October 17 and a written opinion on November 3 that the Alliance Proposal, from a financial point of view, is fair to BGII stockholders. On the basis of the foregoing, the Board authorized representatives of BGII to discuss and negotiate with Alliance the terms of the Alliance Proposal.

  During the period between October 13 and October 17, representatives of Alliance and BGII met to negotiate with respect to the Alliance Proposal. The principal areas of negotiation included the amount of and the conditions under which a fee would be payable in connection with termination of the Merger Agreement, the extent to and conditions under which either party would be entitled to reimbursement for expenses in connection with such termination, the terms of the Financing Condition, the terms of the indemnity that would protect BGII and its officers and directors from a claim by WMS for the breakup fee under the WMS Agreement and the duration and scope of Alliance's agreement not to seek control of BGII following termination of the Merger Agreement. Negotiations with respect to the Financing Condition were driven by the BGII Board's concern with the financial stability of the combined company following the Merger. Representatives of Alliance had informed BGII that Alliance intended to raise $150,000,000 to $200,000,000 of financing in connection with the Merger. Given the magnitude of such amount, the BGII Board believed that the terms of the Financing Condition (applicable to $150,000,000 of such financing) would permit the combined company to raise the intended financing without jeopardizing its financial viability. See "Certain Provisions of the Merger--Conditions to Consummation of the Merger".

  On October 17, 1995 the BGII Board met to consider the Alliance Proposal in light of the negotiations which had occurred since the previous Board meeting. The Board was advised that with respect to the sale of Bally Wulff no progress had been made since the previous meeting. The Board determined that in light of the lack of progress with respect to the sale of Bally Wulff, it was likely that the Revised WMS Offer could not be negotiated to a definitive agreement and that the present WMS Agreement would never close. Ladenburg orally delivered its opinion to the BGII Board that the Alliance Proposal, from a financial point of view, is fair to BGII stockholders. The Board then discussed the status of negotiations with Alliance and directed representatives to continue such negotiations.

  The BGII Board reconvened on the evening of October 17 and was updated on the status of negotiations with Alliance. After lengthy discussions concerning the terms of the Merger Agreement, the Board approved the Merger Agreement and Related Proposals and recommended that the Merger Agreement and Related Proposals be submitted to BGII stockholders for their approval. In reaching its decision, the Board considered the following factors: (i) the number of shares for which cash consideration would be paid increased from 5,400,000 shares under the Alliance Offer to 5,900,000 under the Merger Agreement; (ii) the terms of the Alliance permanent financing which are included in the Merger Agreement as a condition to closing would permit the combined entity the opportunity to operate and grow; (iii) the Exchange Ratio was subject to a collar; and (iv) BGII stockholders would retain their ability to benefit from the growth of BGII through their stock ownership of the combined entity after the Merger. In its analysis of the foregoing factors the BGII Board took into account certain risks and adverse effects to BGII stockholders associated therewith and described herein under the caption "Risk

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


Factors--Implementation of the Merger"; "--Operating History--Recent Losses"; "--High Leverage and Fixed Charges after the Merger"; "--Working Capital"; "-- Tax Considerations"; "--Alliance Options and Convertible Securities"; "-- Volatility of Stock Price"; "--Alliance and BGII Conflicts of Interest"; "-- Absence of Special Committee"; "--Certain Considerations for BGII Stockholders"; "--Competition with Customers"; "--Competition"; "--Customer Financing"; "--Departure of BGII Management"; "--Bally Tradename"; and "-- Litigation"; and "The Merger--Considerations for BGII Stockholders". Despite such risks and adverse effects, the Board approved the Merger and Related Proposals.

  In view of the fact that the Revised WMS Offer was subject to conditions that BGII was unable or unwilling to fulfill, the Board determined that it was not representative of the value to be received upon a sale of BGII. Therefore, Ladenburg considered only the terms of the WMS Agreement in evaluating the fairness of the Merger Consideration. In addition, the BGII Board considered only the terms of the WMS Agreement in evaluating Ladenburg's opinion and the terms of the Merger Agreement and concluding that the Merger Consideration was a fair price for BGII.

  On October 18, 1995, the Merger Agreement was executed by the parties thereto. Subsequently, Alliance terminated the Alliance Offer and its Consent Solicitation and withdrew the Alliance Action, and BGII withdrew the BGII Action.

  On December 11, 1995, the Board of BGII approved an amendment to the Merger Agreement to delete a cash election feature and add provisions with respect to appraisal rights of BGII stockholders that had been in the Merger Agreement as originally executed.

  The BGII Board considered the following factors during its discussion of the amendment to the Merger Agreement. BGII representatives believed that the cash election would be exercised by vast majority of BGII stockholders resulting in a pro ration of the cash consideration among all stockholders making such election. BGII representatives also believed that smaller individual stockholders, due to problems with respect to the completion and return of the appropriate forms, were more likely to comprise stockholders not electing to participate in the cash election. The amendment would eliminate the risk that smaller stockholders would be omitted from the proration pool of the cash consideration by inadvertently failing to make a cash election, by providing that (i) the aggregate cash and stock consideration paid to BGII stockholders remain unchanged, (ii) the cash election feature of the originally executed Merger Agreement be deleted and (iii) the receipt by each stockholder of the per share cash and stock consideration which it would have received under the originally executed agreement had the cash election been made with respect to all outstanding shares of BGII Common Stock. Ladenburg advised the BGII Board that the elimination of the cash election feature does not affect the value of the aggregate consideration delivered to BGII stockholders and therefore Ladenburg would not deliver a separate fairness opinion with respect to the amendment to the Merger Agreement. The Board accepted Ladenburg's analyses as reasonable. The BGII Board approved the amendment in order to ensure that each stockholder of BGII will receive the same amount and form of consideration per share in the Merger.

  In late December 1995, representatives of Alliance proposed a restructuring of the transactions contemplated under the Merger Agreement in order to increase the certainty of Alliance's ability to raise necessary financing, and in turn, consummate the Merger Agreement. Representatives of BGII informed Alliance that they were willing to discuss alternative structures, but BGII would not accept a restructuring which reduced the amount of cash consideration delivered to BGII stockholders. On this basis, representatives of Alliance and BGII negotiated the terms of the Merger Consideration under the Merger Agreement as presently in effect. In addition, changes to the treatment in the Merger of BGII employee stock options as well as the terms of the standstill provisions were negotiated. With respect to changes to the terms of the BGII employee stock options, the terms of the original Merger Agreement had provided that upon the Effective Time (i) each BGII option would be exercisable for that whole number of shares of Alliance Common Stock (rounded up to the nearest whole share) into which the number of shares of BGII Common Stock subject to such option immediately prior to the Effective Time would be converted, at an option price equal to the per share option price prior to the Effective Time divided by

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

the Exchange Ratio (as defined below) and (ii) the terms regarding termination and expiration of the options were the same as appear in the amended Merger Agreement. For purposes of the foregoing, "Exchange Ratio" means a number of shares of Alliance Common Stock determined by dividing (x) $13.00 by (y) the Average Alliance Trading Price (calculated in substantially the same method as under the amended Merger Agreement); provided however, that the Exchange Ratio shall not be greater than 3.059 or less than 2.167. See "BGII Plans and Amendments" for a description of the present treatment of BGII options. Upon request by Alliance, management of BGII and Alliance prepared updated seven year projections to correspond with the seven year debt financing.

  On January 15, 1996, the BGII Board was advised of the negotiations with respect to the amendment to the Merger Agreement. During its discussion regarding the amended Merger Agreement, the BGII Board considered that the values of the Merger Consideration under the original and amended Merger Agreement. Given the recent trading prices of Alliance Common Stock, the Merger Consideration under the original Merger Agreement would be valued at approximately $11.70. The Merger Consideration under the amended Merger Amendment would be valued at $11.70, consisting of (i) $7.83 in cash, (ii) $3.57 of Series B Special Stock and (iii) $.30 of Alliance Common Stock. The Board also noted that (i) under the original and amended Merger Agreement, the cash consideration remained the same at $7.83, (ii) the $3.57 of Series B Special Stock to be issued under the amended Merger Agreement was senior to the Alliance Common Stock, a fact which the Board considered important in light of Alliance's capitalization and (iii) the $.30 of Alliance Common Stock allowed BGII stockholders to retain an ability to benefit from any continued growth of BGII through their stock ownership of the combined entity after the Merger. The BGII Board also considered the lack of a collar with respect to the pricing mechanism for the Alliance Common Stock and the BGII Board agreed that negotiations should continue regarding the amended Merger Agreement.

  On January 17, 1996, the BGII Board met to consider the amended Merger Agreement. Ladenburg orally delivered its opinion to the Board that the Merger Consideration under the amended Merger Agreement, from a financial point of view, is fair to BGII stockholders. After lengthy discussion concerning the terms of the amended Merger Agreement, the Board approved the amended Merger Agreement and Related Proposals and recommended the Merger Agreement and Related Proposals be submitted to BGII stockholders for their approval. In reaching its decision, the Board considered the following factors: (i) the $11.70 value of the Merger Consideration under the amended Merger Agreement approximates the market value of the Merger Consideration under the original Merger Agreement; (ii) the Cash Consideration under the amended Merger Agreement is the same as under the original Merger Agreement; (iii) the Alliance Series B Special Stock is senior in right of payment to the Alliance Common Stock; (iv) the restructuring facilitates Alliance's ability to raise the financing necessary to close the Merger and therefore increases the certainty that the Merger will close; (v) the pricing of the Series B Special Stock for purposes of the Merger would be based on the price of such security to the public in a contemporaneous underwritten offering; and (vi) the pricing mechanism for the Alliance Common Stock to be issued in the Merger is not subject to a collar and therefore BGII stockholders are protected against any further reduction in the price of Alliance Common Stock prior to the Effective Date.

  On January 23, 1996, the Alliance Board met to consider the amended Merger Agreement, including the deletion of the cash election feature and addition of provisions with respect to appraisal rights and the restructuring of the transaction described above. After lengthy discussion concerning the terms of the amended Merger Agreement, the Board approved the amended Merger Agreement and recommended that the amended Merger Agreement be submitted to Alliance stockholders for their approval. In reaching its decision, the Board considered the following factors: (i) the $11.70 value of the Merger Consideration under the amended Merger Agreement approximates the market value of the Merger Consideration under the original Merger Agreement; (ii) the decrease in the amount of Alliance Common Stock from as much as approximately 12 million shares under the original Merger Agreement to approximately 784,000 under the amended Merger Agreement and the inclusion of the Series B Special Stock results in less dilution of the Alliance Common Stock than under the original Merger Agreement, which enhances the possibility of Alliance obtaining financing on terms acceptable to Alliance and therefore increases the likelihood of the Merger being consummated; and (iii) the dividends on the Series B Special Stock do not have to be paid in cash, except that following the first dividend payment date following the fifth anniversary of the Effective Time until the first dividend payment date following the seventh anniversary of the Effective Time, such dividend is partially payable in cash and following that until redemption, the dividend is payable entirely in cash.

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

ALLIANCE'S REASONS FOR THE MERGER; RECOMMENDATIONS OF THE ALLIANCE BOARD OF DIRECTORS

  The Alliance Board believes that the Merger is consistent with, and in furtherance of, the long term business strategies of Alliance and is fair to, and in the best interests of, Alliance and its stockholders. While it is not possible to fully quantify the benefits that will result from the Merger, the Alliance Board believes that a combination of Alliance and BGII will result in a larger combined business and give Alliance stockholders the opportunity to participate in a company covering a wider spectrum of gaming interests. The combined company will have a reasonable capital structure and capital for future growth. The synergies that should result from combining Alliance's and BGII's respective businesses should result in overhead cost savings of $5 million on an annual basis because of greater efficiencies and better utilization of staff and facilities. Although BGII operates in a sector of the gaming industry where Alliance has little direct expertise, making implementation of the Merger possibly more difficult, combining Alliance's ideas for technological improvement and BGII's market share should make the merged company more competitive in the gaming machine market. While Alliance's technological capabilities have not been tested or resulted in significant product development for Alliance, and may not lead to commercially marketable enhancements in BGII's product lines, the Board considered in its determination that the combination of Alliance and BGII is consistent with Alliance's strategic plan to use technology to improve gaming's entertainment value and security. With the combination of BGII's product lines and distribution and Alliance's technological capabilities, the Board believes that the combined company can be a key supplier in filling the growing demand for innovative products in the gaming industry, thus maximizing stockholder value, although there can be no assurance that this will be the case. See "Risk Factors--Implementation of the Merger" and "--Product Development". The Alliance Board believes that all of the factors listed above support the fairness of the Merger to Alliance and its stockholders and believes that all such factors support its recommendations that stockholders approve and adopt the Merger Agreement. In considering the recommendation of the Alliance Board, Alliance stockholders should be aware that certain members of Alliance's management and the Alliance Board have interests in the Merger that are in addition to the interests of Alliance stockholders generally. The Alliance Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. See "Interests of Certain Persons in the Merger".

BGII'S REASONS FOR THE MERGER; RECOMMENDATIONS OF THE BGII BOARD OF DIRECTORS

  The BGII Board believes that the Merger is in the best interests of BGII and its stockholders. In 1994 the BGII Board determined that a long-term strategic partnership or business combination would be in the best interests of BGII and its stockholders. In June 1995, BGII entered into the WMS Agreement. At the meeting in which the Board approved the original Merger Agreement, the Board had determined for reasons discussed under "Background of the Merger" that a merger with WMS was unlikely to occur. In light of the foregoing, the BGII Board considered the following factors during their deliberation with respect to the original Merger Agreement: (i) the number of shares for which cash consideration would be paid increased from 5,400,000 shares under the Alliance Offer to 5,900,000 under the Merger Agreement; (ii) the terms of the Alliance permanent financing which are included in the Merger Agreement as a condition to closing would permit the combined entity the opportunity to operate and grow; (iii) the Exchange Ratio was subject to a collar; and (iv) BGII stockholders would retain their ability to benefit from the growth of BGII through their stock ownership of the combined entity after the Merger. The foregoing factors set forth in clauses (i) through (iii) above, as well as Ladenburg's opinion, support the BGII Board's determination with respect to the fairness of the Merger to the BGII stockholders. The BGII Board based its decision to approve and recommend to stockholders the Merger Agreement on its determination with respect to the fairness of the Merger, as well as (i) its prior determination that a long-term strategic partnership is in the best interest of BGII and its stockholders and (ii) BGII stockholders would retain their ability to benefit from the continued growth of BGII through their stock ownership of the combined entity after the Merger. The BGII Board considered the following factors during their deliberation with respect to the amended Merger Agreement: (i) the $11.70 value of the Merger Consideration under the amended Merger Agreement approximates the market value of the Merger Consideration under the original Merger Agreement; (ii) the Cash Consideration under the amended Merger Agreement is the same as under the original Merger Agreement; (iii) the Series B Special Stock is senior in right of payment to the Alliance Common Stock; (iv) the

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

restructuring facilitates Alliance's ability to raise the financing necessary to close the Merger and therefore increases the certainty that the Merger will close; (v) the pricing of the Series B Special Stock for purposes of the Merger would be based on the price of such security to the public in a contemporaneous underwritten public offering; and (vi) the pricing mechanism for the Alliance Common Stock to be issued in the Merger is not subject to a collar. The foregoing factors set forth in clauses (i) through (vi) above, as well as Ladenburg's opinion, support the BGII Board's determination with respect to the fairness of the Merger to the BGII stockholders. In determining fairness from a financial point, the BGII Board relied on the opinion of Ladenburg rather than the projections presented to the BGII Board by BGII management or Ladenburg, since such determination with respect to fairness is related to an array of qualitative and quantitative factors of which projections form only one component, and Ladenburg had, as the BGII Board's financial advisors, made a thorough review of such factors, including the projections, in order to deliver its opinion to the BGII Board. See "Opinion of BGII Financial Advisor." The BGII Board based its decision to approve and recommend to stockholders the Merger Agreement on its determination with respect to the fairness of the Merger, as well as its prior determination that long-term strategic partnership is in the best interest of BGII and its stockholders.

  The Board also considered that adopting the option plan proposals and amending the employment agreements of Messrs. Gillman and Jenkins are conditions to the Merger. The Board noted that certain members of BGII's management and Board had interests in the Merger and the Related Proposals that are in addition to BGII stockholders generally. Each of Messrs. Gillman, Kloss and Jenkins are parties to employment agreements and hold performance unit awards which contain "change of control" provisions. In addition, all of the Board members and senior management of BGII hold options which would be affected by the option plan amendments. See "Interests of Certain Persons in the Merger". Messrs. Gilman and Jenkins, under their respective employment agreements which were entered into in 1994, are entitled to certain termination payments upon approval of the Merger by BGII stockholders. During the period in which BGII and Alliance negotiated the original Merger Agreement, Alliance and representatives of Messrs. Gillman and Jenkins negotiated the terms of the termination payments to be received by them in connection with the Merger. Alliance consented to the payment of cash and Alliance Common Stock with the aggregate value of $8,000,000 and $1,320,000 with respect to Messrs. Gillman and Jenkins, respectively. The Merger Agreement provides that the above-described payments to Mr. Gillman and Mr. Jenkins are subject to approval by BGII. The BGII Board has approved the cash payment of $5,000,000 to Mr. Gillman, and the above-described payment to Mr. Jenkins. Mr. Kloss and Alliance have agreed that at the Effective Time he will receive $1,500,000 in cash and $3,000,000 in Alliance Common Stock (valued at the Alliance Average Trading Price, provided, however, that the Alliance Average Trading Price will not be deemed greater than $6.00 or less than $4.25) and that he would continue as president of Gaming for a period of one year at a salary of $250,000 per annum. Mr. Kloss and Alliance have also agreed that his current employment arrangement with Bally Wulff would continue until the end of its term in May 1998 and that Mr. Kloss would be entitled to certain bonus payments based on future performance. Although Messrs. Gillman and Jenkins would be entitled under their respective employment agreements to receive termination payments upon approval of the Merger by BGII stockholders, each has agreed to waive such rights if the Merger is not consummated. A total of 565,000 options (covering shares with a value of $6,610,500 assuming a BGII Common Stock price of $11.70 and without taking into account the exercise price of such options) are held by officers and directors of BGII and affected by the option plan amendments contemplated under the Merger Agreement.

  Although the BGII Board agreed in the Merger Agreement not to solicit other bids for the sale of BGII, it considered that the Merger Agreement permits the Board to negotiate with third parties submitting unsolicited bona fide offers to acquire BGII to the extent that failure to do so would be a breach of the directors' fiduciary duties to BGII stockholders. Ladenburg, at the request of the Board, responded to parties that had contacted BGII and were interested in a possible transaction with BGII. With the exception of WMS and Alliance, no other potential acquirors made any offer to acquire BGII. Further, in addition to the effort made by BGII, the marketplace was aware of BGII's interest in such a transaction for a long time, but BGII received no other unsolicited bids.

  The BGII Board by unanimous vote (i) determined that the Merger Agreement and Related Proposals are consistent with, and in furtherance of, the long-term business strategies of BGII and are fair to, and in the best

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

interest of, the holders of BGII Common Stock, (ii) determined that the Merger Consideration is fair, from a financial point of view, to the holders of the BGII Common Stock, (iii) approved and adopted the Merger Agreement and Related Proposals and (iv) recommended approval and adoption of the Merger Agreement and Related Proposals by the holders of BGII Common Stock.

FORM OF THE MERGER

  If the Alliance stockholder and BGII stockholder approvals are obtained and all other conditions to the Merger are satisfied or waived, the Merger Subsidiary will be merged with and into BGII, the separate existence of the Merger Subsidiary will cease and BGII will continue as the surviving corporation and a wholly owned subsidiary of Alliance. All property, rights, privileges, powers and franchises of BGII and the Merger Subsidiary will vest in the surviving corporation and all debts, liabilities and duties of BGII and the Merger Subsidiary will become debts, liabilities and duties of the surviving corporation. The Certificate of Incorporation and By-laws of BGII will be the Certificate of Incorporation and By-laws of the surviving corporation. The directors and officers of the Merger Subsidiary will be the directors and officers of the surviving corporation.

MERGER CONSIDERATION

  At the Effective Time, all outstanding shares of BGII Common Stock (other than those held by stockholders who have perfected appraisal rights under the
DGCL) will cease to be outstanding, and subject to the terms, conditions and procedures set forth in the Merger Agreement, holders of shares of BGII Common Stock will receive for each share of BGII Common Stock (i) an amount of cash (the "Cash Consideration") determined by dividing $76,700,000 by the number of shares of BGII Common Stock issued and outstanding immediately prior to the Effective Time (other than shares which are held by BGII, Alliance or their respective subsidiaries) ("Converted Shares"), (ii) a fraction of a share of Alliance Common Stock equal to the quotient of $.30 and the Alliance Average Trading Price and (iii) that number of shares (or fractions thereof) of Series B Special Stock, having a value as determined in accordance with the Merger Agreement equal to $11.40 less the Cash Consideration. The "Alliance Average Trading Price" means the average daily closing price per share, rounded to three decimal places, of Alliance Common Stock as reported through the NASDAQ NMS for ten consecutive trading days ending on (and including) the third trading day prior to the Effective Time. For purposes of the Merger Agreement, the value of the Series B Special Stock shall be the value of the gross cash offering price at which shares of Series B Special Stock are issued for cash pursuant to a registered public offering.

OWNERSHIP OF ALLIANCE COMMON STOCK IMMEDIATELY AFTER THE MERGER

  Former stockholders of BGII will own approximately 3.0% of the outstanding Alliance Common Stock immediately following consummation of the Merger assuming an Alliance Common Stock trading price of $3.75, and issuance of
13.307 million shares of Alliance Common Stock in the Merger and related transactions, and in the Financing. See "Risk Factors--Alliance Options and Convertible Securities", "The Merger--Financing" and "--Merger Consideration".

OPINION OF BGII FINANCIAL ADVISOR

  At a meeting of the BGII Board of Directors held on January 19, 1996 to consider and vote on the amended Merger Agreement, Ladenburg delivered a written opinion to the Board of Directors of BGII to the effect that, as of such date, the consideration in the Merger is fair, from a financial point of view, to BGII's stockholders. A copy of the written opinion of Ladenburg dated January 19, 1996 is attached hereto as Annex II. BGII stockholders are urged to read the opinion in its entirety for assumptions made and matters considered by Ladenburg.

  The BGII Board of Directors selected Ladenburg as its financial advisor because it is an internationally recognized investment banking firm and, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, merchant banking, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. BGII did not consider any

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other financial advisors. Ladenburg has rendered financial advisory services in the past to BGII including investment banking services in connection with BGII's initial public offering in November 1991, a debt refinancing in July 1993, and a shareholder rights plan in January 1993.

  BGII has agreed to compensate Ladenburg the following fees for its services during the term of its agreement with Ladenburg or within twelve months thereafter: (i) in connection with certain transactions (which would include the Merger) a transaction fee equal to seven tenths of one percent (0.7%) of the aggregate consideration (as defined in BGII's agreement with Ladenburg) of such transaction, subject to a minimum fee of $1,000,000 on each completed transaction, (ii) in connection with services rendered with respect to the Alliance Offer, including any opinion delivered in connection therewith a fee in the amount of $750,000 payable on the termination of the Alliance Offer (or the termination of the Merger Agreement) and (iii) in connection with a sale of equity or debt securities of BGII or a wholly-owned subsidiary thereof, a transaction fee equal to 5% of the aggregate value of any equity securities raised, 3% of the aggregate value of any subordinated indebtedness raised and 1% of the aggregate value of any senior indebtedness raised. Except as noted above, all such fees are to be paid in cash at the closing of each such transaction. In addition, BGII shall pay Ladenburg a single fee of $200,000 for any opinions requested by the Board of Directors of BGII customarily provided under the circumstances as to the fairness from a financial point of view of any consideration to be paid to BGII or its shareholders in connection with any of the above-referenced transactions if such opinions are publicly disclosed in a proxy statement, or $100,000 if such opinions are for the private use of the Board of Directors of BGII. BGII has also agreed to reimburse Ladenburg for its reasonable out-of-pocket expenses, including attorneys' fees and disbursements and sales, and to indemnify Ladenburg against certain liabilities. BGII has in the past paid Ladenburg customary fees for its financial advisory services. Ladenburg also received warrants to purchase 150,000 shares of BGII Common Stock at a price of $15.00 per share for its investment banking services in connection with BGII's initial public offering in November 1991.

 Information and Materials Considered

  In rendering its oral and written opinions, Ladenburg among other things,
(i) reviewed the Alliance Merger Agreement; (ii) reviewed a draft of the amendment to the Merger Agreement; (iii) held discussions with certain senior officers, directors and other representatives and advisors of BGII and certain senior officers and other representatives and advisors of Alliance concerning the business, operations and prospects of BGII and Alliance; (iv) examined certain publicly available business and financial information relating to BGII and Alliance as well as seven-year financial forecasts and other data relating to BGII (the material assumptions of which are described below under "(iv) Valuation of BGII's Stock (a) Historical and Projected Financial Performance") and seven-year financial forecasts and other data relating to Alliance which were provided to Ladenburg by the respective managements of BGII and Alliance, including information relating to certain strategic implications and operational benefits anticipated from a merger with Alliance; (v) reviewed, among other things: the current and historical market prices of BGII and Alliance stock, the respective companies' historical earnings, capitalization, cash position and financial condition; (vi) analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Ladenburg considered comparable to those of BGII and Alliance; (vii) evaluated the potential pro forma financial impact of a merger with Alliance on BGII and Alliance and the relative contribution of BGII and Alliance to selected pro forma financial data of the combined company; and (viii) conducted such other examinations and considered such other financial, economic and market criteria as it deemed necessary to arrive at its opinion.

  In rendering its opinion, Ladenburg assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information publicly available or furnished to or otherwise reviewed by or discussed with Ladenburg. With respect to financial forecasts and other information provided to or otherwise reviewed by or discussed with Ladenburg, the managements of BGII and Alliance advised Ladenburg that such forecasts and other information were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of BGII and Alliance as to the future financial performance of BGII and Alliance and the strategic implications and operational benefits anticipated from a combination with Alliance. Ladenburg's opinion relates to the relative value of the Merger. Ladenburg did not

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express any opinion as to what the value of the Alliance Common or Series B
Special Stock actually will be when issued to BGII stockholders or the price at which the Alliance Common or Series B Special Stock would trade subsequent to the Effective Time. In addition, Ladenburg did not make or obtain an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of BGII or Alliance, nor did Ladenburg make a complete physical inspection of the properties or assets of BGII or Alliance. Ladenburg was not requested to, and did not, solicit third party indications of interest in acquiring all of BGII. No other limitations were imposed by BGII on Ladenburg with respect to the investigations made or procedures followed by Ladenburg in rendering its opinion.

  THE FULL TEXT OF THE WRITTEN OPINION OF LADENBURG DATED JANUARY 19, 1996, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AS
ANNEX II AND IS INCORPORATED HEREIN BY REFERENCE. BGII STOCKHOLDERS ARE URGED TO READ THIS OPINION CAREFULLY IN ITS ENTIRETY. LADENBURG'S OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE MERGER FROM A FINANCIAL POINT OF VIEW AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE AMENDED MERGER AGREEMENT OR RELATED TRANSACTIONS. THE SUMMARY OF THE OPINION OF LADENBURG SET FORTH IN THIS PROXY STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

 Overview of Analyses

  Ladenburg used both quantitative and qualitative assessments to evaluate BGII and Alliance. Ladenburg's determination that the consideration in the Merger is fair from a financial point of view, is based on all the quantitative and qualitative analyses described herein. Ladenburg conducted a number of valuation analyses of consideration values to be received in the Merger and determined a range of per share equity values for BGII and Alliance. The analyses used to determine per share equity values for Alliance included a historical market price analysis, a market multiples analysis, an acquisition multiples analysis, a discounted cash flow analysis and a break-up valuation analysis. Ladenburg used the median per share equity value from each analysis to develop a range of values. Ladenburg considered this range of per share values in evaluating the Common Stock Consideration in the Merger. Ladenburg also compared the consideration to be received in the Merger to the range of derived equity values for BGII. The analyses used to determine per share equity values for BGII included a historical market price analysis, a market multiples analysis, an acquisition multiples analysis, a discounted cash flow analysis and a takeover premium analysis.

 Qualitative Considerations

  In addition to financial analyses, Ladenburg considered a number of qualitative factors related to the Merger. Ladenburg did not apply weightings to any of these qualitative analyses. Among the qualitative factors relating to the Merger, Ladenburg noted that: (i) the financing would have commercially reasonable terms and would satisfy the repayment of the Senior Secured Notes; (ii) the value to the BGII stockholders of the Series B Special Stock is ensured by the sale of identical listed securities to the market; (iii) the combined entities would be highly leveraged with significant debt service requirements; (iv) the Series B Special Stock benefits from a higher ranking than the common stock in a highly leveraged transaction; and (v) the transaction is taxable.

 Quantitative Analyses

  Ladenburg's analyses were based on the following data for BGII: (i) 10,799,501 shares outstanding; (ii) $71.0 million of debt, including approximately $53.5 million of domestic debt and $17.5 million of Bally Wulff debt; (iii) $1.3 million of cash and equivalents; and (iv) $9.3 million for the cost of buying out certain management contracts. Ladenburg's analyses were based on the following data for Alliance: (i) 13,672,150 shares of Alliance Common Stock outstanding, based on 11,654,150 shares of Alliance Common Stock outstanding on November 13, 1995, the conversion of the 1,333,333 shares of Junior Convertible Special Stock into a like number of shares of Alliance Common Stock, and the net issuance of 684,667 shares of Alliance Common Stock upon the exercise of in-the-money options and warrants using the treasury stock method and a share price of $3.75, which was the closing price on January 12, 1996; (ii) $100.6 million of debt; (iii) $24.2

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million cash and equivalents (excluding the $10.4 million Alliance had spent to purchase 1,000,000 shares of BGII); and (iv) $19.6 million of EBITDA for the twelve months ended September 30, 1995 before non-recurring charges of $2.3 million related to non-recurring compensation expenses and certain service contracts and termination costs, and $11.7 million resulting from non-recurring business development expenses. The pro forma analyses were based on the following data for a combination of BGII and Alliance: $200.6 million of debt, $62.8 million of Special Stock; and $36.7 million of cash and equivalents.

  (i) Comparison of the Amended Alliance Merger and the Alliance
Merger. Ladenburg compared the consideration to be received by BGII stockholders under the amended Merger Agreement and the original Merger Agreement. The consideration under the amended Merger Agreement transactions had a value of $11.70 which consisted of $7.83 in cash, $3.57 in Series B Special Stock and $0.30 in Alliance Common Stock. The cash consideration was derived by taking the aggregate cash consideration of $76.7 million under the amended Merger Agreement and dividing it by 9.8 million shares, the number of outstanding shares of BGII Common Stock not owned by Alliance. The value of the Series B Special Stock was derived by taking the aggregate Special Stock Consideration of $35.0 million and dividing it by 9.8 million shares, the number of outstanding shares of BGII Common Stock not owned by Alliance. The value of the Alliance Common Stock was derived by multiplying a range of Alliance stock prices, including the average closing price of Alliance Common Stock for the ten trading days ending three trading days prior to January 12, 1996 of $3.27, by their respective exchange ratios. Ladenburg assumed that BGII's Special Stock Consideration to be received by BGII stockholders would have a market value of $3.57 per share. Ladenburg made this assumption based on the fact that Alliance is required to sell an identical security to the public and that therefore a true market value for the security would be independently proven. The analysis showed that the total consideration received by BGII's stockholders would be $11.70 under each stock price scenario.

  The consideration under the original Merger Agreement had a range of values from $11.48 to $13.00 which consisted of $7.83 in cash and $3.65 to $5.17 in Alliance Common Stock. The cash consideration was derived by taking the aggregate cash consideration of $76.7 million under the original Alliance Merger Agreement and dividing it by 9.8 million shares, the number of shares of BGII Common Stock not owned by Alliance. The value of the Alliance Common Stock was derived by multiplying a range of Alliance stock prices, including the average closing price of Alliance's stock for the ten trading days ending five trading days prior to January 12, 1996 of $3.22, by their respective exchange ratios. The analysis showed that based on Alliance's current market price, the total consideration to BGII stockholders would be $11.75 per share.

  (ii) Pro Forma Analysis. Ladenburg analyzed the pro forma financial results of a combination of Alliance and BGII pursuant to the terms of the amended Merger Agreement. Additionally, Ladenburg compared these results to certain key pro forma financial results of a combination of Alliance and BGII pursuant to the terms of the original Merger Agreement. For this analysis, Ladenburg used projections for BGII as provided by its management, the material assumptions of which are described below, and projections for Alliance as provided by its management; certain capital structure assumptions were made by Ladenburg.

  The material assumptions used in the combination of Alliance and BGII were under the amended Merger Agreement:

    (a) approximately $5.0 million in operating expense savings;

    (b) pro forma Alliance results for the acquisition of additional ownership of the Rainbow Casino;

    (c) amortization over thirty years of the goodwill of $42.9 million created from the amount by which Alliance's total consideration exceeded BGII's book value and amortization over seven years of the transaction fees related to the issuance of $100 million of new debt;

    (d) a reduction of $7.0 million in interest expense for the repayment of all of BGII's debt at September 30, 1995;

    (e) an increase in interest expense for the issuance of $100 million of new debt at an interest rate of 14.0%;

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    (f) the sale to the public at par of $25.0 million of Series B Special
  Stock with a 15% dividend, paying a 15% payment-in-kind (PIK) dividend in years one to five, a 7% cash and 8% PIK dividend in years six and seven, and 15% cash dividend in year eight;

    (g) a $55.0 million equity investment in Alliance at $4.00 per share, based on the recent trading range of the company's common stock;

    (h) a cash payment of $7.83 per share for 9.8 million BGII shares;

    (i) the issuance to BGII stockholders of $37.8 million in Series B Special Stock with the same terms as the publicly issued Special Stock; and

    (j) the issuance of 1.0 million shares of Alliance Common Stock at an assumed per share price of Alliance Common Stock of $3.27 (based on the average closing price of Alliance Common Stock for the ten trading days ending three NASDAQ NMS trading days prior to January 12, 1996) to BGII stockholders in exchange for 9.8 million BGII shares.

  The material assumptions used in the combination of Alliance and BGII under the original Alliance Merger Agreement were:

    (a) approximately $5.0 million in operating expense savings;

    (b) pro forma Alliance results for the acquisition of additional ownership of the Rainbow Casino;

    (c) amortization over thirty years of the goodwill of $43.4 million created from the amount by which Alliance's total consideration exceeded BGII's book value and amortization over seven years of the transaction fees related to the issuance of $150 million of new debt;

    (d) a reduction in of $7.0 million interest expense for the repayment of all of BGII's debt at September 30, 1995;

    (e) an increase in interest expense for the issuance of $150 million of new debt at an interest rate of 14.0%;

    (f) a $30 million equity investment in Alliance at $4.00 per share, based on the recent trading range of the BGII Common Stock;

    (g) a cash payment of $7.83 per share for 9.8 million BGII shares; and

    (h) the issuance of 13.1 million shares of Alliance Common Stock at an assumed per share price of Alliance Common Stock of $3.22 (based on the average closing price of Alliance Common Stock for the ten trading days ending five NASDAQ NMS trading days prior to January 12, 1996) to BGII stockholders in exchange for the balance of 3.9 million BGII shares and as part of management compensation.

  The comparison of the original Merger Agreement pro forma financial information to the amended Merger Agreement pro forma financial information yielded the following results for the latest twelve months ended June 30, 1995: (i) a loss per share of $0.49 under the original Merger Agreement compared to a loss per share of $0.65 under the amended Merger Agreement; (ii) an EBITDA to net interest expense coverage ratio of 2.1x under the original Merger Agreement compared to 2.9x for the amended Merger Agreement; (iii) a debt plus Special Stock to EBITDA ratio of 5.1x under the original Merger Agreement compared to 5.4x under the amended Merger Agreement; (iv) a debt plus Special Stock to equity ratio of 3.5x under the original Merger Agreement compared to 4.6x under the amended Merger Agreement; and (v) a debt plus Special Stock to tangible equity ratio of 263.6x under the original Merger Agreement compared to (21.0x) under the amended Merger Agreement. For the projected twelve months ending June 30, 1996, the comparison showed: (i) a loss per share of $0.28 under the original Merger Agreement compared to a loss per share of $0.41 under the amended Merger Agreement; (ii) an EBITDA to net interest expense coverage ratio of 2.1x under the original Merger Agreement compared to 2.9x under the amended Merger Agreement; (iii) a debt plus Special Stock to EBITDA ratio of 5.0x under the original Merger Agreement compared to 5.2x under the amended Merger Agreement; (iv) a debt plus Special Stock to equity ratio of 3.4x under the original Merger Agreement compared to 4.5x under the amended Merger Agreement; and (v) a debt plus Special Stock to tangible equity ratio of 63.0x under the original

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Merger Agreement compared to (27.7x) under the amended Merger Agreement. For the projected twelve months ending December 31, 1996, the comparison showed:
(i) earnings per share of $0.18 under the original Merger Agreement compared to $0.03 under the amended Merger Agreement; (ii) an EBITDA to net interest expense coverage ratio of 2.4x under the original Merger Agreement compared to 3.4x under the amended Merger Agreement; (iii) a debt plus Special Stock to EBITDA ratio of 4.2x under the original Merger Agreement compared to 4.5x under the amended Merger Agreement; (iv) a debt plus Special Stock to equity ratio of 3.3x under the original Merger Agreement compared to 3.9x under the amended Merger Agreement; and (v) a debt plus Special Stock to tangible equity ratio of 30.3x under the original Merger Agreement compared to (358.0x) under the amended Merger Agreement.

  (iii) Valuation of Alliance's Stock. Ladenburg evaluated Alliance's stock through various methods described below.

    (a) Historical and Projected Financial Performance. Ladenburg reviewed Alliance's historical financial performance for the five fiscal years ended June 30, 1995 and three months ended September 30, 1995. The financial results showed that Alliance had net losses for each of the periods reviewed and negative tangible net worth at September 30, 1995. Alliance had a net loss of $15.8 million for the 1991 fiscal year, $4.7 million for the 1992 fiscal year, $3.7 million for the 1993 fiscal year, $13.1 million for the 1994 fiscal year, $10.8 million for the 1995 fiscal year, and $3.4 million for the first quarter ended September 30, 1995. Alliance's tangible net worth at September 30, 1995 was negative $8.0 million.

    (b) Historical Market Price Analysis. Ladenburg examined the closing market prices of the Alliance Common Stock over the 90-day trading period prior to January 12, 1996 during which time the closing market price ranged from $3.00 to $5.50 and was an average of $3.27 per share for the ten trading days prior the three trading days prior to January 12, 1996.

    (c) Market Multiples Analysis. Ladenburg conducted a market multiples analysis for Alliance which determined the implied public market value based on the multiples of comparable public companies. Ladenburg derived two sets of results based upon the multiples of the one public company that is directly comparable to Alliance, Jackpot Enterprises, Inc. ("Jackpot"), and based upon the multiples of a group of public companies which had some similarity to Alliance. The results of this analysis indicated a range of per share equity values of $0.54 to $9.24, the median of which was $2.01.

    For all the comparable public companies, Ladenburg derived the following median common stock trading multiples: (i) net sales; (ii) EBITDA; (iii) operating income (EBIT); (iv) pre-tax income; (v) net income; (vi) projected net income; and (vii) book value. Net sales, EBITDA and EBIT multiples are based on total enterprise value divided by each financial measure, respectively. Enterprise value is defined as the market value of common stock (which is the total shares outstanding multiplied by the stock price per share), plus total debt, less cash and cash equivalents. The pre-tax income, net income, projected net income, and book value multiples are derived by dividing the market value of the common stock or per share stock price by the appropriate financial item. Equity calculations were derived for net sales, EBITDA, EBIT, pre-tax, net income, projected net income and book value. The equity valuations for Alliance based on net sales, EBITDA and EBIT were calculated by multiplying Alliance's net sales, EBITDA and EBIT by the median net sales, EBITDA and EBIT multiples, then subtracting total debt and adding cash and cash equivalents. For the valuations based on pre-tax, net income, projected net income and book value, Ladenburg multiplied Alliance's pre-tax income, net income, projected net income and book value by the median pre-tax, net income, projected net income and book value multiples to arrive at equity values. Equity value was then divided by the total number of Alliance shares outstanding to derive equity value per share.

    For purposes of its analysis, Ladenburg selected the following public companies: Alpha Hospitality Corp., Ameristar Casinos, Inc., Anchor Gaming, Argosy Gaming Corp., Casino America, Inc., Casino Magic Corp., Jackpot, Lady Luck Gaming Corp., Players International, Inc., and President Casinos, Inc. The median market multiples for the selected group of comparable companies were as follows: (i) 1.4x as a multiple of net sales, (ii) 6.2x as a multiple of EBITDA, (iii) 8.4x as a multiple of EBIT, (iv) 8.3x as a multiple of pre-tax income, (v) 13.6x as a multiple of net income, (vi) 10.3x as a multiple of projected

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  earnings for fiscal year one, (vii) 8.7x as a multiple projected earnings for fiscal year two, and (viii) 2.0x as a multiple of book value. Ladenburg considered Jackpot to be the one public company which most resembled Alliance. The market multiples for Jackpot were as follows: (i) 0.8x as a multiple of net sales, (ii) 4.4x as a multiple of EBITDA, (iii) 8.2x as a multiple of EBIT, (iv) 10.6x as a multiple of pre-tax income, (v) 15.7x as a multiple of net income, (vi) 14.0x as a multiple of projected earnings for fiscal year one, (vii) 12.8x as a multiple of projected earnings for fiscal year two, and (viii) 1.8x as a multiple of book value. The market multiples for Alliance were as follows: (i) 0.8x as a multiple of net sales, (ii) 5.8x as a multiple of EBITDA, (iii) 12.3x as a multiple of EBIT, (iv) 25.9x as a multiple of pre-tax income, (v) 25.5x as a multiple of net income, and (vi) 4.4x as a multiple of book value. Other multiples for Alliance were not meaningful because they were negative.

    (d) Acquisition Multiples Analysis. Ladenburg conducted an acquisition multiples analysis which was similar to the market multiples analysis but instead relied upon multiples from comparable merger and acquisition transactions. For purposes of this analysis, the purchase price was equal to the amount paid for the target's equity and the transaction value was equal to the purchase price, plus the target's outstanding interest-bearing debt, less cash and cash equivalents.

    Ladenburg compared multiples from merger and acquisition transactions of the following target and acquiring companies, respectively: the acquisition of the Sahara Hotel & Casino by William Bennett, the acquisition of the Texas Gambling Hall & Hotel by Station Casinos, the acquisition of the Hacienda Hotel & Casino by Circus Circus Enterprises, the acquisition of Gold Strike Resorts by Circus Circus Enterprises, the acquisition of Caesars World Inc. by ITT Corporation, the acquisition of Jazz Enterprises by Argosy Gaming Co., the pending acquisition of the Alladin Hotel by Sigma Summer Family Trust of NY, the acquisition of IGT/EDT's route business by Jackpot, and the acquisition of BGII's route business by Jackpot.

    The median blended multiples for the selected transactions were as follows: (i) 0.9x as a multiple of sales, (ii) 6.9x as a multiple of EBITDA, (iii) 29.0x as a multiple of EBIT, (iv) 35.3x as a multiple of net income, and (v) 2.5x as a multiple of book value. A range of equity values was divided by the number of shares outstanding to derive a range of per share values. The range of implied equity values per share of Alliance was $1.40 to $18.07, the median of which was $4.59. Ladenburg concluded that the median value per share best represented the implied value of Alliance for this methodology as it encompasses all the valuation measures in a balanced manner.

    (e) Discounted Cash Flow Analysis. Ladenburg conducted a discounted cash flow analysis which derived equity values based on the present value of future net cash flows, less current total debt, plus current total cash. The equity value was then divided by the number of shares outstanding to derive equity value per share. The cash flows were discounted using a range of discount rates based on a slight premium to the weighed average cost of capital for the peer group or, where available, the weighted average cost of capital for the entity being valued. For purposes of this analysis, annual free cash flow equaled de-levered net income, plus depreciation, less capital expenditures, less the change in working capital. In the exit year, free cash flow also included proceeds from the sale of the business, which is typically assumed only for valuation purposes as a more representative "terminal value" rather than using cash flows in perpetuity. The terminal value was determined by applying an exit multiple based on the median EBITDA multiple of comparable public companies. Ladenburg applied exit multiples of 5.2x to 7.2x to the casino operations and 3.4x to 5.4x to the route operations and used discount rates of 12% to 14%. The equity value ranged from $3.13 to $6.13, the median of which was $4.58 per share.

    (f) Break-up Valuation. Ladenburg developed a valuation based on a break-up of Alliance's business segments which resulted in a value of $4.69 per share of Alliance. Ladenburg broke Alliance's operations into two business segments, (i) the Rainbow Casino in Vicksburg, Mississippi and (ii) slot routes and small casinos.

    To determine the equity value of the Rainbow Casino, in which Alliance increased its ownership on March 29, 1995 and which Alliance then began consolidating in its financial statements, Ladenburg assumed total annual revenues of $30.0 million which was a discount to Alliance's management projection of $33.0 million. Ladenburg determined total EBITDA by applying an EBITDA margin of 40.0% (a discount to

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  Alliance's management projection based on current run rates of 45.0%) to the total projected annual revenues, which after royalty fees and minority interest resulted in EBITDA from the casino available to Alliance of $8.4 million. This number was multiplied by the median EBITDA multiple for emerging market casinos of 6.2x to derive enterprise value.

    The equity value for the slot route and small casinos segment was determined by subtracting the latest twelve months direct expenses and selling, general and administrative expenses from the latest twelve months revenues to derive EBITDA. This was then multiplied by the EBITDA multiple of 4.4x for Jackpot, which has comparable business operations, to derive an implied enterprise value. The implied enterprise values from the two business segments were added together and total debt was subtracted and cash was added to arrive at the total implied equity value for Alliance which was then divided by the fully diluted shares outstanding to determine the per share value.

  (iv) Valuation of BGII's Stock. Ladenburg evaluated BGII's stock through various methods described below.

    (a) Historical and Projected Financial Performance. Ladenburg reviewed
  (i) seven-year projections for BGII as provided by its management based on assumptions management believed were reasonable and independently developed seven-year projections based on assumptions believed by Ladenburg to be reasonable, and (ii) seven year projections of Alliance's management for the fiscal years ended June 30, 1996 to 2002. The seven-year projections for BGII prepared by its management and prepared by Ladenburg contain income statements, balance sheets, and cash flows, for fiscal year ended December 31, 1996 through 2002.

    The material assumptions contained in BGII management's seven year projections were:

      (i) for Gaming, unit sales of 22,000 in 1996; 25,100 in 1997; 28,100 in 1998; 31,500 in 1999; 34,600 in 2000; 38,100 in 2001; and 41,900 in
    2002. Based on management's estimates of worldwide unit sales in 1996, units sales equated to a market share of approximately 19% in 1996. Management assumed a compounded annual increase in unit sales of approximately 11% from 1997 to 2002;

      (ii) average unit sales prices increase from $5,288 in 1996 to $5,576 in 2002;

      (iii) Gaming machine revenues increase by 12% compounded annually for the seven year period ended fiscal 2002;

      (iv) an approximately 9% increase in other revenue, which includes accessories and used machines, in the years 1996 to 2002;

      (v) gross margins increase from approximately 34% in 1996 to 38% in 2002 as a result of lower average material costs, manufacturing and engineering efficiencies, plus the benefit of spreading the fixed overhead costs over a greater number of units produced;

      (vi) selling, general and administrative expenses (including the provision for bad debts estimates at 2.5% of revenues) increase by approximately 9% per year in 1996 to 2002;

      (vii) for Bally Systems, an increase of EBITDA of approximately 10% compounded annually from 1996 to 2002;

      (viii) for Bally Wulff, Deutschmark projections translated at an exchange rate of DMI.5/US$1; gross margins increasing from approximately 38% to 40% from 1996 to 2002 and EBITDA margins increasing from approximately 14% in 1996 to 17% in 2002;

      (ix) flat parent expenses (corporate overhead) of $4.8 million from 1996 through 2002;

      (x) depreciation and amortization expense decreasing from approximately $9.3 million in 1996 to $8.8 million in 2002;

      (xi) interest expense decreasing from approximately $7.0 million in 1996 to $5.5 million in 2002 due to the gradual decrease in the company's level of borrowings; and

      (xii) consolidated taxes decreasing from approximately 44% in 1996 to 38% in 2002.

    Ladenburg believed management's projections to be very aggressive due to their highly optimistic assumptions regarding sales increases and aggressive increases in gross and operating margins. Ladenburg noted that while management had made substantial progress in turning around Gaming's operations and improving margins, it had achieved this success only in the last few quarters. Ladenburg considered that Gaming's 1995 estimated results did not meet budgeted sales and profit projections for fiscal 1995. As a result, Ladenburg placed little weight on management's seven year projections. Therefore, Ladenburg developed projections based on reasonable assumptions it deemed would be used by a knowledgeable third party. These projections were based principally on maintaining EBITDA margins slightly below management's projections for 1996, and smaller increases in unit sales than assumed by management.

    Ladenburg believed that management's projected increases in unit sales were optimistic given the overwhelmingly stronger position of IGT (with a market share of approximately 75%), a near-term stagnant market and increased competition. Moreover, IGT is a significantly more profitable and better capitalized company that offers more extensive services to customers (including progressive systems, sophisticated casino floor layout services and in-house financing of sales, among others) than Gaming. A displacement of IGT by Gaming would seem difficult given IGT's entrenched position and greater financial resources and ability to cut prices in the face of attempted increases in sales by Gaming. Even so, Ladenburg gave some credit to management's expected increase in sales, though was less aggressive in such projected gains.

    The material assumptions contained in Ladenburg's projections for the years 1996 to 1999 were:

      (i) for Gaming, unit sales of 21,500 in 1996, followed by an increase of 7.5% per year in 1997 through 2002; market share (based on management's estimate of worldwide unit sales) of 19% in 1996 and an annual increase in unit sales of approximately 7.5% thereafter;

      (ii) average unit sales prices were equal to those assumed by management;

      (iii) other revenues equal to those assumed by management;

      (iv) gross margins remain flat at 33% in the years 1996 to 2002;

      (v) a flat EBITDA margin of 10.0% from 1996 to 2002, due to higher selling, general and administrative expenses which offset gains in gross margin;

      (vi) assumptions for Bally Systems, Bally Wulff and parent (corporate overhead) were the same as those assumed by management; and

      (vii) capital expenditures, depreciation, amortization, interest expense and tax rates as outlined above.

    The following projections were prepared by Ladenburg in connection with the delivery of its written opinion to the BGII Board dated as of January 19, 1996, and are intended as forward looking statements. Such projections should be read in conjunction with the "Risk Factors" identified herein and are based upon the assumptions set forth herein under "The Merger--Opinion of BGII Financial Advisor". Stockholders of BGII and Alliance should consider that each of such Risk Factors, or two or more considered jointly, could cause the actual results of BGII to differ materially from the results set forth in the following projections and the assumptions on which they are based.

    The projections are based upon a number of estimates and assumptions that, while considered reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of BGII, and upon assumptions with respect to future business decisions which are subject to change. Accordingly, there can be no assurance that the projections will be achieved. The projections and actual results will vary, and those variations may be material. Projections are necessarily speculative in nature and it is usually the case that one or more of the assumptions does not materialize. The inclusion of projections herein should not be regarded as representations by BGII, Ladenburg or any other person that the projections will be achieved.

    The projections were not prepared with a view to complying with the presentation of prospective financial statements published by the American Institute of Certified Public Accountants. BGII's independent accountants, Coopers & Lybrand LLP, and Alliance's independent accountants, KPMG Peat Marwick LLP, have neither examined nor compiled nor had any other involvement with the preparation of the accompanying prospective financial information and accordingly do not express an opinion or any other form of assurance with respect thereto, nor do they assume any responsibility for these projections.

                                   BGII

                     PROJECTED FINANCIAL INFORMATION

                                               YEAR ENDING DECEMBER 31,
                                      (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)
                            --------------------------------------------------------------
                              1996     1997     1998     1999     2000     2001     2002
                            -------- -------- -------- -------- -------- -------- --------
   Revenues................ $265,566 $288,270 $304,997 $325,466 $345,593 $366,753 $389,945
   Depreciation and
    Amortization...........    9,308    9,201    9,352    9,043    8,691    8,706    8,824
   Interest Expense........    6,978    6,714    6,356    5,991    5,734    5,484    5,484
   Provision for Income
    Taxes..................    6,794    8,541    9,565   11,343   12,758   14,209   15,697
   Net Income..............    8,686   12,069   14,391   17,419   20,026   22,678   25,408
   Earnings Per Share...... $    .80 $   1.12 $   1.33 $   1.61 $   1.85 $   2.10 $   2.35

    (b) Historical Market Price Analysis. Ladenburg examined the closing market prices of BGII's stock over the 90-day trading period prior to January 12, 1996 during which time the closing market price ranged from $7.81 to $12.38. Ladenburg also reviewed the closing market prices over the 30 days prior to the April 18, 1995 announcement of a merger with WMS during which time the closing market price ranged from $7.25 to $10.25.

    (c) Market Multiples Analysis. Ladenburg conducted a market multiples analysis for BGII which determined a range of values based on the multiples of comparable public companies. The result of this analysis indicated that the median implied equity value per share was $8.89.

    For all comparable public companies, Ladenburg derived the following median common stock trading multiples: (i) net sales; (ii) EBITDA; (iii) operating income (EBIT); (iv) pre-tax income; (v) net income; (vi) projected net income; and (vii) book value multiples. Equity valuations for BGII based on net sales, EBITDA and EBIT were calculated by multiplying its estimated twelve months ended December 31, 1995 net sales, EBITDA and EBIT by the median net sales, EBITDA and EBIT multiples, then subtracting total debt, the cost of buying out certain management contracts, and adding cash and cash equivalents. For valuations based on pre-tax income, net income, projected net income book value, Ladenburg multiplied BGII's estimated twelve months ended December 31, 1995 value by the appropriate median multiples and subtracted the cost of buying out certain management contracts to arrive at equity value. Equity value was then divided by the total number of BGII shares outstanding to derive equity value per share.

    For purposes of its analysis, Ladenburg selected the following comparable public companies: Acres Gaming, Inc., Casino Data Systems, GTECH Holdings Corporation, Innovative Gaming Corporation of America, IGT, International Lottery, Inc., Mikohn Gaming Corporation, and VLTS. The median market multiples for the selected group of comparable companies were as follows:
  (i) 2.2x as a multiple of sales, (ii) 8.5x as a multiple of EBITDA, (iii) 10.9x as a multiple of EBIT, (iv) l0.0x as a multiple of pre-tax income,
  (v) 21.3x as a multiple of net income, (vi) 14.6x as a multiple of projected earnings for fiscal year one, (vii) 11.3x as a multiple of projected earnings for fiscal year two and (viii) 2.7x as a multiple of book value. The market multiples for BGII were as follows: (i) 0.6x as a multiple of net sales, (ii) 5.3x as a multiple of EBITDA, (iii) 7.7x as a multiple of EBIT, (iv) 7.3x as a multiple of pre-tax income, (v) 13.7x as a multiple of net income, (vi) 11.8x as a multiple of projected earnings for fiscal year two, and (viii) 0.9x as a multiple of book value. The comparable company median multiples indicated a range of per share equity values of $5.44 to $42.90, the median of which was $8.89 per share. Ladenburg concluded that the median value per share best represented the implied value of BGII for this methodology as it encompasses all the valuation measures in a balanced manner.

    (d) Acquisition Multiples Analysis. Ladenburg conducted an acquisition multiples analysis which was similar to the market multiples analysis but instead relied upon multiples from comparable merger and acquisition transactions. For purposes of this analysis, the purchase price was equal to the amount paid for the target's equity and the transaction value was equal to the purchase price, plus the target's outstanding interest-bearing debt, less cash and cash equivalents.

    Ladenburg compared multiples from merger and acquisition transactions of the following target and acquiring companies, respectively: Marvin H. Sugarman Products, Inc. and Racing Technology, Inc. and Autotote Corp.; United Wagering Systems, Inc. and Video Lottery Technologies, Inc.; Global Gaming and Anchor Gaming; Connecticutt Off Track Betting and Autotote Corp.; ETAG Group and Autotote Corp.; AmTote International, Inc. and GTECH Holdings Corp.; Automated Wagering and VLTS; Electronic Data Technologies and IGT; and BGII (initial public offering), spin-off by BEC. The median multiples for the selected transactions were as follows: (i) 0.9x as a multiple of sales, (ii) 6.2x as a multiple of EBITDA, (iii) 9.5x as a multiple of EBIT, (iv) 23.8x as a multiple of net income, and (v) 1.6x as a multiple of book value. The range of equity values was divided by the number of shares outstanding to derive a range of per share values. The range of implied equity values per share of BGII was $5.44 to $13.25, the median of which was $6.16. Ladenburg concluded that the median value per share best represented the implied value of BGII for this methodology as it encompasses all the valuation measures in a balanced manner.

    (d) Discounted Cash Flow Analysis. Ladenburg conducted a discounted cash flow analysis which derived equity values based on the present value of future net cash flows, less current total debt, plus current total cash. The equity value was then divided by the number of shares outstanding to derive equity value per share. The cash flows were discounted using a range of discount rates based on a slight premium to the weighed average cost of capital for the peer group or, where available, the weighted average cost of capital for the entity being valued. For purposes of this analysis, annual free cash flow equaled de-levered net income, plus depreciation, less capital expenditures, less the change in working capital. In the exit year, free cash flow also included proceeds from the sale of the business, which is typically assumed only for valuation purposes as a more representative "terminal value" rather than using cash flows in perpetuity. The terminal value was determined by applying an exit multiple based on the median EBITDA multiple of comparable public companies. Ladenburg used discounted cash flow analyses for Gaming and Bally Wulff separately, which were then combined for a total value, and applied discount rates and exit multiples as follows: (i) for Gaming, cash flows were discounted using a range of discount rates of 13% to 15% with exit multiples of 7.5x to 9.5x and (ii) for Bally Wulff, a discount range of 16% to 18% was applied with exit multiples of 5.6x to 7.6x.

    The equity value per share ranged from $7.34 to $13.12 based on independently developed projections ($12.39 to $19.96 based on management's projections) with a median equity value per share of $10.13 based on independently developed projections ($16.05 based on management's projections).

    (e) Takeover Premium Analysis. Ladenburg included a takeover premium analysis which examined recent premiums paid in the acquisitions of public companies. For purposes of this analysis, premiums were defined as the excess, in percentage terms, of the per share purchase price relative to the target's stock price prior to announcement of the transaction. The median premiums paid for public companies were 26.5% and 26.8%, one day and one week, respectively, prior to the announcement of the transaction. The percentage premiums were applied to BGII's stock price prior to the April 18, 1995 announcement of a merger with WMS to derive a range of per share values for BGII and prior to January 12, 1996. Based on the announcement date of April 18, 1995, the range of values per share for BGII derived from the application of premiums was $10.75 to $11.98, the median of which was $11.13. Based on the January 12, 1996 date, the range of values per share for BGII derived from the application of premiums was $9.88 to $11.11, the median of which was $10.28.

 Comparison of the Amended Alliance Merger Consideration to BGII Per Share
Values

  Ladenburg concluded that the consideration to be received by BGII's stockholders under the amended Merger Agreement is fair, from a financial point of view, to BGII's stockholders, as of January 19, 1996, based on, among other things, the following considerations: (i) the Alliance consideration to be received by BGII's stockholders of $11.70 was higher than the range of per share values for BGII of $6.16 to $11.13 (excluding the value of $16.05 derived in the discounted cash flow analysis based on management's projections upon which Ladenburg applied little weighting); and (ii) the value for the Alliance consideration to be received by BGII's stockholders represents a premium to BGII's closing stock price on the day prior to the announcement of the WMS Merger of 38% and a premium of 50% to BGII's closing Common Stock price on the day prior to January 12, 1996.

 Comparison of the Amended Alliance Merger to the Alliance Merger

  Ladenburg noted that the consideration of $11.70 per share to be received by BGII's stockholders under the amended Merger Agreement was fairly equivalent to the current value of $11.75 per share to be received by BGII stockholders under the original Merger Agreement. In addition, Ladenburg noted the significant decline in BGII's results in the last two quarters of fiscal 1995 compared to results for the first two quarters of fiscal 1995, and the potential impact of such a trend on the company's projected earnings.

 Limitations of Analysis

  Although each analysis employed by Ladenburg in rendering its opinion is summarized above, the above summary does not purport to be a complete description of Ladenburg's analyses and contains those aspects of the Ladenburg's analyses deemed relevant by BGII. In its analyses, Ladenburg made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, based on, among other things, information provided to (and relied upon by) Ladenburg by BGII, many of which are beyond the control of BGII or Ladenburg. Any estimates contained in Ladenburg's analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Additionally, estimates of the value of businesses do not purport to be appraisals or necessarily to reflect the prices at which businesses actually may be sold. Because such estimates are inherently subject to uncertainty since the assumptions upon which such estimates are based may not materialize, neither BGII nor Ladenburg nor any other person assumes responsibility for the accuracy of such estimates. Ladenburg's analysis does not reflect, among other things, actual 1995 financial results of Alliance, BGII or Bally Wulff, revised prospects for their respective businesses, changes in general business and economic conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time such materials were prepared.

PRIOR OPINIONS OF BGII FINANCIAL ADVISOR

  As discussed in "The Merger--Background of the Merger", Ladenburg had delivered opinions to the BGII Board at each of its meetings held June 21, 1995, August 7, 1995 and October 17, 1995. In its opinion, delivered June 21, 1995 (the "June Opinion"), Ladenburg advised the BGII Board that, as of such date, the WMS Exchange Ratio is fair, from a financial point of view, to the holders of BGII Common Stock. In its opinion delivered August 7, 1995 (the "August Opinion"), Ladenburg advised the BGII Board that, as of such date, the transactions proposed by Alliance are not as favorable as the WMS Merger, from a financial point of view, to BGII's stockholders. The August Opinion also stated that Ladenburg is unable to render an opinion with respect to Alliance's proposals due to the speculative nature and undefined collar in Alliance's proposal, as well as Alliance's lack of disclosure regarding BGII's obligation to offer to repay $40 million principal amount of debt resulting from a change of control and its disregard of BGII's non-compete agreement with BEC. The foregoing factors were no longer applicable to Ladenburg's analysis on October 17,1995, the date upon which it delivered to the BGII Board its oral opinion and on November 3, 1995 the date that it rendered to BGII Board its written opinion, in each case that the Alliance Proposal, from a financial point of view, is fair to BGII stockholders. Prior to Ladenburg rendering its opinion on October 17, 1995 (the "October Opinion"), Alliance had presented to BGII and its representatives a reasonable plan for financing for the transaction, including repayment of the $40 million of BGII debt which would come due. In addition, Alliance had proposed a collar defining the Exchange Ratio, and had discussed alternatives with respect to the BEC non-compete. Moreover, at that time, it had been determined that a merger with WMS was unlikely to occur for the reasons discussed in "Background of the Merger."

  Set forth below with respect to each of the June, August and October opinions is a summary of the background information supporting such opinion and Ladenburg's evaluation of each of the items considered by it in formulating such opinion.

  THE JUNE OPINION

  At a meeting of the BGII Board of Directors held on June 21, 1995 to consider and vote on the WMS Agreement, Ladenburg delivered its written opinion to the Board of Directors of BGII to the effect that, as of such date, the WMS Exchange Ratio is fair, from a financial point of view, to the holders of BGII Common Stock. Ladenburg's opinion regarding the fairness of the WMS Exchange Ratio assumed a sale of Bally Wulff for $55 million of net proceeds.

  Information and Materials Considered

  In rendering its opinion, Ladenburg among other things, (i) reviewed the WMS Agreement; (ii) held discussions with certain senior officers, directors and other representatives and advisors of BGII and certain senior officers and other representatives and advisors of WMS concerning the business, operations and prospects of BGII and WMS; (iii) examined certain publicly available business and financial information relating to BGII and WMS as well as certain financial forecasts and other data for BGII and WMS which were provided to it by the respective managements of BGII and WMS, including information relating to certain strategic implications and operational benefits anticipated from the Merger; (iv) reviewed the financial terms of the WMS Merger as set forth in the WMS Agreement relating to, among other things: current and historical market prices of the BGII Common Stock and the WMS Common Stock, the respective companies' historical and projected earnings, and the capitalization, cash position and financial conditions of BGII and WMS; (v) analyzed certain financial, stock market and other publicly available information relating to the business of other companies whose operations it considered comparable to those of BGII and WMS; (vi) evaluated the potential pro forma financial impact of the Merger on WMS and the relative contribution of BGII and WMS to selected pro forma financial data of the combined company, and (vii) considered such other financial, economic and market criteria as it deemed necessary to arrive at its opinion.

  In rendering its opinion, Ladenburg assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information publicly available or furnished to or otherwise reviewed by or discussed with Ladenburg. With respect to financial forecasts and other information provided to or otherwise reviewed by or discussed with Ladenburg, the managements of BGII and WMS advised Ladenburg that such forecasts and other information were reasonably prepared on bases reflecting the best currently available estimates and judgements of the respective managements of BGII and WMS as to the future financial performance of BGII and WMS and the strategic implications and operational benefits anticipated from the Merger. Ladenburg assumed, with the consent of BGII's Board of Directors, that the Merger would be treated as a tax-free reorganization for federal income tax purposes. Ladenburg's opinion relates to the relative values of BGII and WMS. Ladenburg did not express any opinion as to what the value of the WMS Common Stock actually would be when issued to BGII stockholders pursuant to the Merger or the price at which the WMS Common Stock would trade subsequent to the Merger. In addition, Ladenburg did not make or obtain an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of BGII and WMS nor did Ladenburg make a complete physical inspection of the properties or assets of BGII or WMS. Ladenburg was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of BGII. In addition, although Ladenburg evaluated the WMS Exchange Ratio from a financial point of view, Ladenburg was not asked to and did not recommend the specific consideration payable in the Merger. In rendering its opinion of June 21, 1995, Ladenburg did not evaluate any alternative transactions to the Merger and did not compare the WMS Exchange Ratio to the Alliance proposal. Subsequent to Alliance's commencement of its tender offer, Ladenburg opined, on August 7, 1995, that the WMS Merger was more favorable to the stockholders of BGII from a financial point of view than the Alliance tender offer and proposed back-end merger, and, on September 26, 1995, that the Revised WMS Merger is more favorable to the stockholders of BGII, from a financial point of view, than the Revised Alliance Offer and proposed back-end merger. No other limitations were imposed by BGII on Ladenburg with respect to the investigations made or procedures followed by Ladenburg in rendering its opinion.

  Overview of Analyses

  Ladenburg used both quantitative and qualitative assessments to evaluate BGII and WMS. Ladenburg's determination of the fairness of the Exchange Ratio, from a financial point of view, is based on all the quantitative and qualitative analyses described herein. Ladenburg conducted a number of valuation analyses to determine a range of per share equity values for BGII and WMS. These analyses included a historical market price analysis, a market multiples analysis, an acquisition multiples analysis, a discounted cash flow analysis, and a takeover premium analysis for BGII and a historical market price analysis, a market multiples analysis, and a discounted cash flow analysis for WMS. Ladenburg used the median per share equity value from each analysis to develop a range of values for each company. Ladenburg applied the WMS Exchange Ratio to the range of WMS per share equity values to determine the value of the consideration to be received by BGII stockholders in the WMS Merger. Ladenburg then compared the value range of the consideration to its range of values for BGII. Additionally, Ladenburg conducted a market multiples analysis, a discounted cash flow analysis, and a leveraged buyout analysis for Bally Wulff. Ladenburg provided these analyses of Bally Wulff to the BGII Board to assist in its evaluation of the prospects for selling Bally Wulff for at least $55 million. Ladenburg did not provide an opinion as to the fairness of a sale of Bally Wulff for at least $55 million.

  Qualitative Considerations

  In addition to financial analyses, Ladenburg considered a number of qualitative factors for each company as well as for the Merger. Ladenburg did not apply weightings to any of the qualitative considerations. Among the qualitative factors it noted for BGII that: (i) it has the number two market position in an industry dominated by IGT; (ii) it has a worldwide well recognized brand name; (iii) it has had a recent turnaround of financial results, although it was still in the early stages of such turnaround, (iv) the gaming machine market is expected to show long-term growth; (v) its unresolved regulatory issues in Louisiana could impact its gaming licenses in other jurisdictions; and (vi) it was potentially under-reserved for certain off-balance sheet liabilities. Ladenburg noted for WMS that: (i) it is a recognized leader in coin-operated amusement games; (ii) it has proven technology and game development experience; (iii) it has a proven record of developing popular video games; (iv) it has successfully entered and has achieved a leadership position in the video lottery terminal market in a short time frame; (v) it has a healthy balance sheet with cash and equivalents of approximately $100 million; (vi) its Common Stock is listed on the NYSE and trades on average in excess of 120,000 shares daily; (vii) a portion of its recent earnings was comprised of non-recurring licensing income; (viii) its hotel operations have been a drag on consolidated earnings results; (ix) the pinball market is not expected to experience much growth; and (x) it had not yet received gaming license approval in Nevada.

  Among the qualitative considerations of the WMS Merger, Ladenburg noted that the combination of WMS and BGII, which are competitors, would result in increased market share, create opportunities for overhead cost savings and lower production costs and create a company with a strong financial foundation and capital for future growth. The WMS Merger was a tax-free transaction and would enable BGII's stockholders to participate in the potential future growth of BGII.

  Quantitative Analysis

  For purposes of its analyses, Ladenburg reviewed the historical and projected performance of BGII and WMS. Ladenburg's analyses were based on the following data for BGII: (i) 10,750,000 shares outstanding; (ii) $73.9 million of debt, including approximately $53.1 million of domestic debt and $20.8 million of Bally Wulff debt; (iii) $4.0 million of cash; and (iv) $12.0 million for the cost of buying out certain management contracts; and for WMS
(i) 24,105,000 shares outstanding; (ii) $57.5 million of debt (excluding debt specific to its hotel operations); and (iii) $98.0 million of cash.

 (i)Historical Market Price Analysis. Ladenburg compared the closing market prices of each of the BGII Common Stock and the WMS Common Stock over the 30-day trading period prior to June 21, 1995, as well as periods prior to the April 18, 1995 announcement date. For the 30-day trading period prior to June 21, 1995, the closing market price ranged from $8.50 to $11.13 for BGII and $18.25 to $20.50 for WMS. For periods prior to April 18, 1994, the closing market price ranged from $7.25 to $10.25 for BGII and $19.00 to $21.88 for WMS. Application of the WMS Exchange Ratio of 0.55x to the range of WMS closing stock prices prior to the April 18, 1995 announcement date indicated a premium of 2.0% to 17.4% to the high closing price for BGII during the same period.

(ii)Historical and Projected Financial Performances. Ladenburg reviewed (i) five-year projections for BGII as provided by its management based on assumptions management believed were reasonable and independently developed five-year projections based on assumptions which Ladenburg believed to be reasonable and (ii) one year projections of WMS as provided by its management for the fiscal year ended June 30, 1996 from which Ladenburg extrapolated an additional four years of projections based on industry trends and discussions with WMS' management. The five-year projections for BGII prepared by its management and prepared by Ladenburg contain income statements, balance sheets and cash flows for fiscal years ended December 31, 1995 through 1999. The material assumptions contained in management's five year projections were:

    (i)    for Gaming, unit sales of 22,400 in 1995; 29,100 in 1996; 35,500 in
           1997; 43,050 in 1998; and 49,500 in 1999. Based on management's estimated worldwide unit sales, these amounts equated to market shares of approximately 20% in 1995, increasing over time to 33% in 1999;

   (ii) average unit sales prices increase from $5,100 in 1995 to $5,650 in 1999;

  (iii) Gaming machine revenues increase by 25% compounded annually for the five year period ended fiscal 1999;

   (iv) an approximately 23% increase in other revenue, which includes accessories and used machines, in the years 1995 to 1999;

    (v) gross margins increase from approximately 31% in 1995 to 42% in 1999 as a result of lower average material costs, manufacturing and engineering efficiencies, plus the benefit of spreading the fixed overhead costs over a greater number of units produced; gross margins of 42% in 1999 would approximately equal the level experienced by IGT for the six months ended March 31, 1995;

   (vi) selling, general and administrative expenses (including the provision for bad debts estimated at 2.5% of revenues) increase by approximately 47% in 1995 (due to increases in research and development, sales and marketing), followed by increases of approximately 25% per year in 1996 to 1999;

  (vii) for Bally Systems, an increase in EBIT of approximately 19% compounded annually from 1995 to 1999;

 (viii) for Bally Wulff, Deutschmark projections translated at a management suggested exchange rate of DM1.5/US$1; flat gross margins of approximately 41-42% in 1995 to 1999 and EBITDA margins of 18% in 1995, followed by an increase from approximately 17% to 18% from 1996 to 1999;

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   (ix)    increase in parent expenses (corporate overhead) from approximately
           $5.6 million in 1995 to $8.5 million in 1999.

      For items after EBITDA, based on discussion with management, Ladenburg assumed depreciation and amortization expense equal to historical levels and adjusted to account for projected capital expenditures of $6 million annually. Ladenburg also assumed decreasing net interest expense (as a result of relatively flat borrowings offset by interest income on increasing consolidated cash balance) and a tax rate of 39% in 1995, decreasing to a tax rate of 36% in the years 1996 to 1999.

      Ladenburg relied upon management's projections for 1995 as outlined above. The material assumptions contained in Ladenburg's projections for the years 1996 to 1999 were:

    (i) unit sales increase by 15% per year in 1996 to 1999; market share (based on management's estimate of worldwide unit sales) of 20% in 1995 increases to 26% in 1999;

   (ii) average unit sales prices were equal to those assumed by management;

  (iii)    other revenues equal to those assumed by management;

   (iv) gross margins increase from approximately 31% in 1995 to a flat 33% in the years 1996 to 1999;

    (v) a flat EBITDA margin of 10.5% from 1995 to 1999, due to higher selling, general and administrative expenses which offset gains in gross margin;

   (vi) assumptions for Bally Systems, Bally Wulff and parent (corporate overhead) were the same as those assumed by management;

  (vii) capital expenditures, depreciation, amortization, interest expense and tax rates as outlined above.

           Ladenburg's determination of the fairness of the Exchange Ratio, from a financial point of view, is based on all of the quantitative and qualitative analyses described herein, however, Ladenburg placed little weight on management's five year projections due to their highly optimistic assumptions regarding sales increases resulting from gains in market share and aggressive increases in gross and operating margins. Ladenburg noted that while management had made substantial progress in turning around Gaming's operations and improving margins, it had achieved this success only in the last few quarters. Ladenburg considered that Gaming did not meet budgeted sales and profit projections for fiscal 1994 and year-to-date through April 30, 1995. Therefore, Ladenburg developed projections based on reasonable assumptions it deemed would be used by a knowledgeable third party. These projections were based principally on maintaining EBITDA margins at the fiscal 1995 level, which were at an all-time high for at least the past five years, and smaller gains in market share than assumed by management.

           Ladenburg believed that management's projected gains in market share were optimistic given the overwhelmingly stronger position of IGT (with a market share of approximately 75%), a near term stagnant market and increased competition (including from a well-capitalized WMS). Moreover, IGT is a significantly more profitable and better capitalized company that offers more extensive services to customers (including progressive systems, sophisticated casino floor layout services and in-house financing of sales, among others) than Gaming. A displacement of IGT by Gaming would seem difficult given IGT's entrenched position and greater financial resources and ability to cut prices in the face of attempted gains in share by Gaming. Even so, Ladenburg gave some credit to management's expected gains in market share, though was less aggressive in such projected gains.

(iii)
    Market Multiples Analysis. Ladenburg conducted a market multiples analysis for each of BGII and WMS which determined a range of values based on the multiples of comparable public companies. The results of this analysis indicated that the median implied equity value per share was $8.23 for BGII and $22.18 for WMS.


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    For all the comparable public companies, Ladenburg derived the following median common stock trading multiples: (i) net sales; (ii) EBITDA; (iii) operating income (EBIT); (iv) pre-tax income; (v) net income; (vi) projected net income; and (vii) book value. Net sales, EBITDA and EBIT multiples are based on total enterprise value divided by each financial measure, respectively. Enterprise value is defined as the market value of common stock (which is the total shares outstanding multiplied by the stock price per share), plus total debt, less cash and cash equivalents. The pre-tax income, net income, projected net income, and book value multiples are derived by dividing the market value of the common stock or per share stock price by the appropriate financial item. Equity valuations for BGII based on net sales, EBITDA and EBIT were calculated by multiplying its net sales, EBITDA and EBIT by the median net sales, EBITDA and EBIT multiples then subtracting total debt and the cost of buying out certain management contracts, and adding cash equivalents.
    For valuations based on pre-tax income, net income, projected net income and book value, Ladenburg multiplied BGII's value by the appropriate median multiples and subtracted the cost of buying out certain management contracts to arrive at equity value. Equity value was then divided by the total number of BGII shares outstanding to derive equity value per share.

    Equity valuations for WMS based on net sales, EBITDA and EBIT were calculated by multiplying its net sales, EBITDA and EBIT by the median net sales, EBITDA and EBIT multiples, then subtracting total debt and adding cash and cash equivalents. For valuations based on pre-tax income, net income, projected net income and book value, Ladenburg multiplied WMS' value by the respective median multiples to arrive at equity value. Equity value was then divided by the total number of WMS shares outstanding to derive equity value per share.

    For purposes of its analysis with respect to BGII, Ladenburg selected the following comparable public companies: Acres Gaming, Inc., Casino Data Systems, GTECH Holdings Corporation, Innovative Gaming Corporation of America, IGT, International Lottery, Inc., Mikohn Gaming Corporation, and VLTS. The median market multiples for the selected group of comparable companies were as follows: (i) 2.2x as multiple of sales,
    (ii) 9.3x as a multiple of EBITDA, (iii) 9.2x as a multiple of EBIT,
    (iv) 8.9x as a multiple of pre-tax income, (v) 13.8x as a multiple of net income, (vi) 10.5x as a multiple of projected earnings for fiscal year one, (vii) 8.0x as a multiple of projected earnings for fiscal year two, and (viii) 2.4x as a multiple of book value. The market multiples for BGII were as follows: (i) 0.8x as a multiple of net sales, (ii) 7.7x as a multiple of EBITDA, (iii) 16.4x as a multiple of EBIT, (iv) 13.1x as a multiple of pre-tax income, (v) 22.3x as a multiple of net income,
    (vi) 13.4x as a multiple of projected earnings for fiscal year one (vii) 13.6x as a multiple of projected earnings for fiscal year two, and
    (viii) 1.2x as a multiple of book value. The comparable company multiples indicated a range of per share equity values of $5.75 to $42.05, the median of which was $8.23 per share. Ladenburg concluded that the median value per share best represented the implied value of BGII for this methodology as it encompasses all the valuation measures in a balanced manner.

    For purposes of this analysis with respect to WMS, Ladenburg divided WMS' operations into two segments and valued each based on market multiples of selected public comparable. The segments consisted of amusement games (pinball, video arcade games, home video games and VLT and gaming machines) and resort hotel operations.

    In the case of the games segment, Ladenburg selected arcade game companies including Conquest Industries in the U.S. and Namco, Nintendo, Sega Enterprises and Taito in Japan. For the home video game segment, Ladenburg selected Acclaim Entertainment, Activision, Atari, Broderbund Software, Electronic Arts, Gametek, Sierra On-Line, Spectrum Holobyte in the U.S.A. and Capecom, Namco, Nintendo, Sega Enterprises and Tecom in Japan. Ladenburg also selected gaming machine companies including Acres Gaming, Casino Data Systems, GTech, Innovative Gaming, IGT, International Lottery, Mikohn Gaming and VLTS. The median market multiples for the arcade game segment were as follows: (i) 0.9x as a multiple of sales, (ii) 31.9x as a multiple of EBIT, (iii) 38.7x as a multiple of net income, (iv) 19.1x as a multiple of projected earnings for fiscal year one, (v) 16.0x as a multiple of projected earnings for fiscal year two, and (vi) multiples of EBITDA, pre-tax income and book value were not

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    meaningful. The median market multiples for the home video games segment was as follows: (i) 1.8x as a multiple of sales, (ii) 12.5x as a multiple of EBITDA, (iii) 19.5x as a multiple of EBIT, (iv) 17.7x as a multiple of pre-tax income, (v) 25.2x as a multiple of net income, (vi) 27.2x as a multiple of projected earnings for fiscal year one, (vii) 22.6x as a multiple of projected earnings for fiscal year two, and
    (viii) 2.6x as a multiple of book value. The median market multiples for the gaming machines segment were the same as those presented for the Gaming market multiples analysis. The market multiples for WMS were as follows: (i) 1.2x as a multiple of net sales, (ii) 15.8x as a multiple of EBITDA, (iii) 25.6x as a multiple of EBIT, (iv) 29.5x as a multiple of pre-tax income, (v) 65.5x as a multiple of net income, (vi) 27.8x as a multiple of projected earnings for fiscal year one, (vii) 16.7x as a multiple of projected earnings for fiscal year two, and (viii) 2.3x as a multiple of book value.

    Ladenburg weighted the arcade game multiples by a factor of 40%, home video game multiples by a factor of 40%, and the gaming machine multiples by a factor for 20% to account for the relative contribution of WMS' profits by the respective components for the games segment. The resulting blended multiples were applied to WMS' games segment's financials to derive a range of values.

    For the resort hotel segment, Ladenburg selected Crystal Mountain, Extech, Marriot International, Sonesta International Hotels, Swiss Chalet, the Jockey Club, Western Standard and Winter Sports as comparable public companies. The median market multiples for the group were as follows: (i) 1.2x as multiple of sales, (ii) 7.3x as multiple of EBITDA, (iii) 11.6x as a multiple of EBIT, (iv) 7.6x as a multiple of pre-tax income, (v) 14.6x as a multiple of net income, (vi) 19.9x as a multiple of projected earnings for fiscal year one, (vii) 16.8x as a multiple of projected earnings for fiscal year two and (viii) 1.5x as a multiple of book value. Ladenburg applied the market multiples to each of the financial results of the Condado Plaza, the El San Juan and Williams Hospitality to derive valuations for 100% of each entity. Ladenburg then multiplied the value of each of WMS' resort operations by WMS' respective ownership of each entity (95% for the Condado, 50% for the El San Juan and 62% for Williams Hospitality) to derive WMS' total equity value of its Puerto Rico hotel operations. Ladenburg assumed no value for the equity ownership of the El Conquistador due to the highly leveraged nature and negative earnings of this resort.

    Ladenburg added the range of equity values derived, based on each multiple, for the games segment and WMS' ownership of its hotel operations to derive a range of total equity values for the entire company and divided the range by the number of WMS shares outstanding to derive range of equity values per share. The range of per share equity values was $7.72 to $36.46, the median of which was $22.18. Ladenburg concluded that the median value per share best represented the implied value of BGII for this methodology as it encompasses all the valuation measures in a balanced manner.

(iv)Acquisition Multiples Analysis. Ladenburg conducted an acquisition multiples analysis which was similar to the market multiples analysis but instead relied upon multiples form comparable merger and acquisition transactions. For purposes of this analysis, the purchase price was equal to the amount paid for the target's equity and the transaction value was equal to the purchase price, plus the target's outstanding interest-bearing debt, less cash and cash equivalents.

    Ladenburg compared multiples from merger and acquisition transactions of the following target and acquiring companies, respectively: BGII (initial public offering), spinoff by BEC; Connecticut Off Tack Betting and Autotote Corp.; and Global Gaming and Anchor Gaming. The median multiples for the selected transactions were as follows: (i) 0.7x as a multiple of sales, (ii) 6.2x as a multiple of EBITDA, (iii) 9.5x as a multiple of EBIT, (iv) 28.6x as a multiple net income, (v) 1.6x as a multiple of book value, and (vi) 13.3x as a multiple of projected earnings. The range of equity values was divided by the number of shares outstanding to derive a range of per share values. The range of implied equity values per share of BGII was $6.24 to $13.37, the median of which was $9.45. Ladenburg concluded that the median value per share best represented the implied value of BGII for this methodology as it encompassed all the valuation measures in a balanced manner. Due to lack of comparable transactions

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    with publicly available financial data, Ladenburg was unable to develop a reliable valuation range for WMS using this method.

 (v)Discounted Cash Flow Analysis. Ladenburg conducted a discounted cash flow analysis which derived equity values based on the present value of future net cash flows, less current total debt, plus current total cash. The equity value was then divided by the number of shares outstanding to derive equity value per share. The cash flows were discounted using a range of discount rates based on a slight premium to the weighted average cost of capital for the peer group or, where available, the weighted average cost of capital for the entity being evaluated. For purposes of this analysis, annual free cash flow equaled de-levered net income, plus depreciation, less capital expenditures, less the change in working capital. In the exit year, free cash flow also included proceeds from the sale of the business, which is typically assumed only for valuation purposes as a more representative "terminal value," rather than using cash flows in perpetuity. The terminal value was determined by applying an exit multiple based on the median EBITDA multiple of comparable public companies. Ladenburg used discounted cash flow analyses for Gaming and Bally Wulff separately, which were then combined for a total value, and applied discount rates and exit multiples as follows: (i) for Gaming, cash flows were discounted using a range of discount rates of 13% to 15% with exit multiples of 7x to 9x and (ii) for Bally Wulff, a discount range of 16% to 18% was applied with exit multiples of 5.3x to 6.8x.

    The discounted cash flow analysis for WMS consisted of a discounted cash flow analysis for the two segments of WMS--games (pinball, video arcade, home video games and gaming machines) and hotels. Ladenburg used a blended terminal multiple for the games segment based on the relative contribution to the total games segment's profits by each of its components. Ladenburg derived discounted cash flows for each of the Condado Plaza, the El San Juan and Williams Hospitality and multiplied their results by WMS' respective ownership of each of these entities. Ladenburg assumed no value for the equity ownership of the El Conquistador due to the highly leveraged nature and negative earnings of this resort. The cash flows were discounted using a range of discount rates of 12% to 14% for WMS' games segment and 10% to 12% for WMS' hotel segment and a blended terminal multiple of 10x to 12x for WMS' games segment and 6x to 8x for WMS' hotel segment.

    The equity value per share for BGII ranged from $8.44 to $13.47 based on independently developed projections ($19.88 to $28.71 based on management's projections) and $29.03 to $35.92 for WMS. The median equity value per share was $10.88 based on independently developed projections ($24.16 based on management's projections) for BGII, and $32.37 for WMS.

(vi)Takeover Premium Analysis. Ladenburg included a takeover premium analysis which examined recent premiums paid in the acquisition of public companies. For purposes of this analysis, premiums were defined as the excess, in percentage terms, of the per share purchase price relative to the target's stock price prior to announcement of the transaction. The median premiums paid for public companies were 28.6% and 26.8%, one day and one week, respectively, prior to the announcement of the transaction. The percentage premiums were applied to BGII's stock price prior to the April 18, 1995 announcement of the BGII-WMS transaction to derive a range of per share values for BGII. Based on the announcement dated of April 18, 1995, the range of values per share for BGII derived from the application of premiums was $10.93 to $11.59, the median of which was $11.10.

  Comparison of WMS Merger Consideration to BGII Per Share Values

  Ladenburg concluded that the WMS Exchange Ratio is fair, from a financial point of view, to BGII's stockholders, based on the qualitative considerations noted above and, among other things, the following facts: (i) the range of implied values for WMS stock to be received by BGII's stockholders of $11.00 to $17.80 (which is the range of values for WMS' stock multiplied by the WMS Exchange Ratio) was virtually higher than the range of per share values for BGII of $8.23 to $11.10 (excluding the value of $24.16 derived in the discounted cash flow analysis based on management's projections upon which Ladenburg applied little weighting); and (ii)

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the range of values for WMS stock to be received by BGII's stockholders represents a premium to BGII's closing stock price on the day prior to the announcement of the WMS Merger of 29% to 109%.

  Analysis of Bally Wulff

  Ladenburg advised the BGII Board that, although in its view Bally Wulff was worth in excess of $55 million, for purposes of rendering its opinion it had assumed a sale of Bally Wulff resulting in net proceeds to BGII of $55 million. Ladenburg separately evaluated Bally Wulff using both qualitative and quantitative assessments. Among the qualitative factors it noted that (i) Bally Wulff is a market lender and has a strong franchise and brand name and
(ii) that Bally Wulff has consistent and strong historical profits. Ladenburg conducted (a) a market multiples analysis, (b) a discounted cash flow analysis, and (c) a leveraged buy-out analysis (which methods are described above.) In each analysis, Ladenburg derived the equity value for Bally Wulff and subtracted $55 million, which represents the minimum net proceeds required in the Merger which is the amount needed to repay BGII's domestic debt of approximately $55 million, to derive the net value to BGII's stockholders. The per share equity values therefore represent the excess proceeds that would be distributed to BGII's stockholders.

 (i)Market Multiples Analysis. Ladenburg conducted a market multiples analysis for Bally Wulff which determined the implied public market value based on the multiples of comparable public companies. The results of the market multiple analysis indicated a range of excess proceeds to be distributed to BGII's stockholders, after the repayment of $55 million of BGII domestic debt, of $2.05 to $13.66 and a median of $3.44. Ladenburg concluded that the median value per share best represented the implied value of Wulff's proceeds, in excess of the $55 million, available for distribution since the median encompasses all the valuation measures in a balanced manner. For purposes of this analysis with respect to Bally Wulff, Ladenburg compared the multiples of the following public companies: GTech Holdings Corp., Innovative Gaming Corp., IGT, International Lottery, Inc. and VLTS. The median market multiples for the selected group of comparable companies were as follows: (i) 2.8x as a multiple of sales, (ii) 10.6x as a multiple of EBITDA, (iii) 11.2x as a multiple of EBIT, (iv) 10.0x as a multiple pre-tax income, (v) 18.4x as a multiple of net income, (vi) 13.5x as a multiple of projected earnings for fiscal year one, (vii) 15.1x as a multiple of projected earnings for fiscal year two, and (viii) 3.7x as a multiple of book value. These multiples were then discounted by 33% due to the following considerations: (i) comparable companies are public, U.S. corporations in contrast to Bally Wulff, a private, German company;
    (ii) comparable companies operate in a growing worldwide market with greater growth potential as compared to Bally Wulff which operates in a highly regulated German market with no prospects for growth; and (iii) comparable U.S. companies are not exposed to the same currency exchange rate risk as Bally Wulff.

(ii)Discounted Cash Flow Analysis. Ladenburg conducted a discounted cash flow analysis of Bally Wulff which derived equity values based on the present value of future net cash flows, less current total debt, plus current total cash in the same manner as the analysis described above conducted by Ladenburg with respect to BGII and WMS. The cash flows were discounted using a range of discount rates of 16% to 18% for Bally Wulff and a terminal multiple of 5.3x to 6.8x.

    The equity value per share after the repayment of $55 million of BGII domestic debt using the discounted cash flow analyses ranged from $1.08 to $3.45 for Bally Wulff, with a median equity value per share of $2.23. Ladenburg concluded that the median value per share best represented the implied value of Wulff's proceeds, in excess of the $55 million, available for distribution since the median encompasses all the valuation measures in a balanced manner.

    Leveraged Buy-out Analysis. The leveraged buy-out analysis for Bally Wulff derived an equity value based on the price a financial buyer could pay in a leveraged transaction. This analysis determined equity values based on operating projections and general assumptions indicated by current market conditions. Ladenburg constructed capital structures that met the risk-return requirements of today's equity investors and senior and subordinated lenders. Ladenburg advised the BGII Board that it was using assumptions applicable in the United States and that leveraged buy-outs in Germany may involve different assumptions. Capital structures were derived by applying certain parameters with respect to
(iii)

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    interest rates, coverage ratios and returns on investments. Assuming that all outstanding interest-bearing debt was refinanced, the equity value equaled total capitalization (new debt plus new equity), less outstanding interest-bearing debt, less estimated buyer's transaction costs. This analysis showed an implied equity value for Bally Wulff in excess of $55 million.

  Limitations of Analyses

  Although each analysis employed by Ladenburg in rendering its opinion is summarized above, the above summary does not purport to be a complete description of Ladenburg's analyses and contains those aspects of the Ladenburg's analysis deemed relevant by BGII. In its analyses, Ladenburg made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, based on, among other things, information provided to (and relied upon by) Ladenburg by BGII, many of which are beyond the control of BGII or Ladenburg. Any estimates contained in Ladenburg's analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Additionally, estimates of the value of businesses do not purport to be an appraisal or necessarily reflect the prices at which the business actually may be sold. Because such estimates are inherently subject to uncertainty since the assumptions upon which such estimates are based may not materialize, neither BGII nor Ladenburg nor any other person assumes responsibility for the accuracy of such estimates. Ladenburg's analysis does not reflect among other things, actual 1995 financial results of BGII, WMS or Bally Wulff, revised prospectus for their respective businesses, changes in general business and economic conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the same such materials were prepared.

  The Alliance Proposal

  Ladenburg derived a preliminary summary pro forma analysis for a combination of BGII and Alliance as indicated by the proposed Alliance transaction. The analysis showed a highly leveraged and unstable financial structure with approximately only 1.0x EBITDA to gross interest expense coverage, debt to equity of 4.1x, and debt to EBITDA of 10.3x. Additionally, Ladenburg noted that (i) the proposed Alliance transaction is taxable; (ii) Alliance had not addressed how the BGII stock already owned by Alliance would be treated in the proposed transaction; (iii) Alliance had losses for the past four years, a highly leveraged balance sheet, and no tangible net worth; (iv) there are no apparent operational or financial benefits derived from a combination of Alliance and BGII; (v) Alliance's common stock is thinly traded and has limited research coverage; and (vi) there is no visible upside in Alliance's stock price. Ladenburg indicated to the BGII Board that it could not render an opinion regarding the fairness of the Alliance transaction from a financial point of view, to BGII's stockholders because of the highly speculative nature of the Alliance proposal due to, among other things, the conditional nature of its financing, as its identified lenders indicated only an interest in financing the Alliance proposal subject to due diligence and committed take-out refinancing within one year, and the undefined collar on Alliance's stock which could impact valuation substantially. In addition, Alliance did not address the non-compete agreement with BEC, a violation of which could result in the loss of BGII's brand name and one of its major customers.

  THE AUGUST OPINION

  At a meeting of the BGII Board of Directors held on August 7, 1995, Ladenburg delivered its written opinion to the Board of Directors of BGII to the effect that, as of such date, the transactions proposed by Alliance are not as favorable as the Merger, from a financial point of view, to BGII's stockholders. The opinion also stated that Ladenburg is unable to render an opinion that, as of such date, the transactions proposed by Alliance are fair, from a financial point of view, to BGII's stockholders. Ladenburg was unable to render such opinion due to the speculative nature and undefined collar on Alliance's proposal, as well as Alliance's lack of disclosure regarding BGII's obligation to offer to repay $40 million principal amount of debt resulting from a change of control and disregard of BGII's non-compete agreement with BEC.

  Information and Materials Considered

  In rendering its opinion, Ladenburg among other things, (i) reviewed the WMS Agreement; (ii) held discussions with certain senior officers, directors and other representatives and advisors of BGII and certain

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senior officers and other representatives and advisors of WMS concerning the business, operations and prospects of BGII and WMS; (iii) examined certain publicly available business and financial information relating to BGII and WMS as well as certain financial forecasts and other data relating to BGII and WMS which were provided to it by the respective managements of BGII and WMS, including information relating to certain strategic implications and operational benefits anticipated from the WMS Merger; (iv) reviewed the financial terms of the Merger as set forth in the WMS Agreement relating to, among other things: current and historical market prices of the BGII Common Stock and the WMS Common Stock, the respective companies' historical and projected earnings, and the capitalization, cash position and financial conditions of BGII and WMS; (v) analyzed certain financial, stock market and other publicly available information relating to operations it considered comparable to those of BGII and WMS; (vi) evaluated the potential pro forma financial impact of the WMS Merger on WMS and the relative contribution of BGII and WMS to selected pro forma financial data of the combined company,
(vii) reviewed Alliance's Purchaser's Offer to Purchase, dated as of July 28, 1995 (the "Offer to Purchase"); (viii) examined certain publicly available business and financial information relating to Alliance; (ix) discussed with management information relating to certain strategic implications and the combined operations of Alliance and BGII; (x) reviewed the financial terms of the proposed Alliance transaction set forth in the Offer to Purchase relating to, among other things: current and historical market prices of BGII and Alliance Common Stock, the respective companies' historical earnings, and the capitalization, cash position and financial condition of BGII and Alliance;
(xi) analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Ladenburg considered comparable to those of Alliance; (xii) evaluated the potential pro forma financial impact of the proposed Alliance transactions on BGII and Alliance and the relative contribution of BGII and Alliance to selected pro forma financial data of the combined company; and (xiii) considered such other financial, economic and market criteria as it deemed necessary to arrive at its opinion.

  In rendering its opinion, Ladenburg assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information publicly available or furnished to or otherwise reviewed by or discussed with Ladenburg. With respect to financial forecasts and other information provided to or otherwise reviewed by or discussed with Ladenburg, the management of BGII advised Ladenburg that such forecasts and other information were reasonably prepared on bases reflecting the best currently available estimates and judgements of management of BGII as to the future financial performance of BGII and the strategic implications and operational benefits anticipated from the Merger and a combination with Alliance. Ladenburg assumed, with the consent of BGII's Board of Directors, that the WMS Merger would be treated as a tax-free reorganization for federal income tax purposes. Ladenburg's opinion relates to the relative values of the WMS Merger and the proposed Alliance transaction. Ladenburg did not express any opinion as to what the value of the WMS or the Alliance stock actually will be when issued to BGII stockholders or the price at which the WMS or Alliance stock would trade subsequent to the WMS Merger or the proposed Alliance transactions. In addition, Ladenburg did not make or obtain an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of BGII, WMS, or Alliance, nor did Ladenburg make a complete physical inspection of the properties or assets of BGII or WMS and made no physical inspection of the properties or assets of Alliance. Ladenburg was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of BGII. Subsequent to Alliance's commencement of its tender offer, Ladenburg opined on September 26, 1995, that the Revised WMS Merger is more favorable to the stockholders of BGII, from a financial point of view, than the revised Alliance tender offer and proposed back-end merger. No other limitations were imposed by BGII on Ladenburg with respect to the investigations made or procedures followed by Ladenburg in rendering its opinion.

  Overview of Analyses

  Ladenburg used both quantitative and qualitative assessments to evaluate BGII, WMS and Alliance. Ladenburg's determination that the transactions proposed by Alliance are not as favorable as the WMS Merger, from a financial point of view, is based on all the quantitative and qualitative analyses described herein. Ladenburg conducted a number of valuation analyses to compare a range consideration values to be receive in the proposed Alliance transactions and the WMS Merger and determined a range of per share equity values for

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Alliance. Ladenburg also analyzed pro forma results for a combination of BGII with WMS and with Alliance. The analyses used to determine per share equity values for Alliance included a historical market price analysis, a market multiples analysis, and a break-up valuation analysis. Ladenburg used the median per share equity value from each analysis to develop a range of values. Ladenburg considered this range of per share values in evaluating the stock portion of the consideration in the back-end merger portion of the proposed Alliance transactions. Ladenburg then compared the consideration to be received in the Merger to the consideration proposed in the Alliance transaction and compared the pro forma results and prospects for BGII in combination with WMS to BGII in combination with Alliance.

  Qualitative Considerations

  In addition to financial analyses, Ladenburg considered a number of qualitative factors for the comparisons of the WMS Merger to the proposed Alliance transactions. Ladenburg did not apply weightings to any of the qualitative analyses. Among the qualitative factors, Ladenburg noted that (i) Alliance's financing is not committed and is contingent upon substantial due diligence by Alliance and its financing sources, Alliance securing permanent financing and additional equity contribution to Alliance; (ii) Alliance's offer dated June 19, 1995 had changed from 60% cash to 43% cash; (iii) the proposed Alliance transactions are taxable; (iv) there are no apparent operational or financial benefits derived from a combination of Alliance and BGII; (v) Alliance's proposal ignored certain non-compete issues with BEC;
(vi) there is a risk to BGII that it would lose certain customers from a combination of Alliance and BGII due to potential conflicts of interest with those customer's businesses; (vii) Alliance's common stock is thinly traded and has limited research coverage; (viii) there is no visible upside in Alliance's stock price; and (ix) Alliance has an overhang of 16 million shares which depresses the upside price potential of its stock.

  Quantitative Analysis

  For purposes of its analyses, Ladenburg used the same data for BGII and WMS that it used in its opinion dated June 21, 1995. Additionally, Ladenburg reviewed the historical financial performance of Alliance and projections from an update to a Gerard Klauer Mattison & Co. research report dated February 9, 1995. Ladenburg's analyses were based on the following data for Alliance: (i) 14,038,074 shares of common stock outstanding, based on 11,654,150 shares of common stock outstanding on May 9, 1995, the conversion of the 1,333,333 shares of Junior Convertible Special Stock into a like number of shares of common stock, and the net issuance of 1,050,591 shares of common stock upon the exercise of in-the-money options and warrants using the treasury stock method and an Alliance share price of $5.125 on August 4, 1995; (ii) $102.7 million of debt; and (iii) $32.2 million excess cash which is equal to the amount of cash and cash equivalents Alliance reported in its March 31, 1995 Form 10-Q less $7.0 million of cash balances required in its operations as reported necessary by Alliance. The pro forma analyses were based on the following data for a combination of BGII and WMS: (i) $90.9 million of debt; and $77.9 million of cash and equivalents; and for a combination of BGII and
Alliance: (i) $252.7 million of debt; and (ii) $50.0 million of cash and equivalents.

 (i)Comparison of the WMS Merger and the Alliance Proposal. Ladenburg compared the pre-tax consideration to be received by BGII stockholders in the WMS Merger and in the proposed Alliance transactions. The pre-tax consideration in the WMS Merger had a value of $12.76 which consisted of $12.31 of WMS stock and $0.45 of cash. The value of the WMS stock was derived by multiplying the closing price of WMS' stock on August 4, 19945 (the last closing price prior to August 7, 1995, the date of the opinion) of $22.375 by the WMS Exchange Ratio of 0.55x. The cash consideration was derived by taking the cash which would be received in a $60 million sale of Bally Wulff (the purchase of which management had discussed at the time) and dividing the net proceeds of such sale in excess of $55 million by 11,230,000 shares, the total number of BGII shares outstanding, including 480,000 shares issuable subject to performance units, which is what would be distributed to BGII stockholders.

    The pre-tax consideration in the proposed Alliance transactions had a range of values from $8.94 to $12.50 which consisted of $5.38 in cash (assuming all of BGII's stockholders tendered their shares in the Alliance Offer) and $3.56 to $7.12 in Alliance stock. The cash consideration was derived by taking the aggregate cash consideration of $55 million in the Alliance Offer and dividing it by 10.2 million

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    shares, the number of fully diluted BGII shares not owned by Alliance.
    The value of the Alliance stock was derived by multiplying a range of Alliance stock prices, including the closing price of Alliance's stock on August 4, 1995 (the last closing price prior to August 7, 1995, the date of the opinion) of $5.125, by their respective exchange ratios. Alliance had stated that the stock portion of its proposed transaction was subject to an "appropriate collar" to prevent its current stockholders from suffering dilution. Ladenburg assumed a collar of an approximately 22% decrease in the price of Alliance's stock to be reasonable. The analysis showed that if the price of Alliance's stock were to fall below $4.00 per share, the value of the Alliance stock received by BGII's stockholders would fall below $7.12 and therefore the total consideration to BGII stockholders would be less than $12.50 per share.

    A second analysis regarding the pre-tax consideration in the proposed Alliance transaction had a range of values from $6.47 to $12.43 which consisted of $5.38 cash (assuming all of BGII's stockholders participated in the Alliance Offer) and $1.09 to $7.05 in Alliance stock. The cash consideration was derived as described above. The value of the Alliance stock was derived by determining the per share equity value for Alliance after giving effect to the proposed transactions and multiplying by a range of exchange ratios. A range of equity values was derived by taking the projected pro forma EBITDA for the combination of Alliance and BGII of $32.8 million for the latest twelve months ended March 31, 1995, $46.8 million for the projected fiscal year ending June 30, 1996, and $50.0 million for a hypothetical upside case and multiplying each EBITDA by a multiple of 7.5x to determine an implied enterprise value. Ladenburg considered a 7.5x EBITDA multiple reasonable based on comparable multiples for the general universe of publicly traded stocks in the gaming industry as well as the purchase price multiple of BGII implied by Alliance's proposed transactions. Pro forma debt was subtracted from the enterprise value and pro forma cash was added to derive total equity value. The total equity value was divided by the pro forma number of shares outstanding, based on a range of Alliance stock prices and exchanges ratios, to determine equity value per share. The range of equity values per share were then multiplied by the number of shares to be received by BGII stockholders in each scenario to determine the value of the shares issued to the BGII stockholders.

    It was noted that while only the cash consideration received by BGII stockholders in the WMS Merger, which makes up a small part of the overall consideration, is taxable, the entire consideration received by BGII stockholders in the proposed Alliance transaction is taxable.

(ii)Pro Forma Analysis. Ladenburg analyzed the pro forma financial results of a combination of Alliance and BGII pursuant to the terms of the proposed transactions. Additionally, Ladenburg compared these results to certain key pro forma financial results of a combination of WMS and BGII pursuant to the terms of the Merger. For the pro forma analysis with Alliance, Ladenburg used projections for BGII as provided by its management, and projections for Alliance as described in an update to a Gerard Klauer Mattison & Co. research report dated February 9, 1995.

    The pro forma financial results of a combination of Alliance and BGII showed: (i) a capital structure that fails basic credit analysis, with over $250 million of debt and approximately $33 million of EBITDA (before non-recurring charges at Alliance) resulting in a EBITDA to gross interest expense coverage ratio of 1.22x and a debt to EBITDA ratio of 7.7x; (ii) net income losses of approximately $22 million for the twelve month period ended March 31, 1995, net income losses of approximately $12 million for the projected fiscal year ending June 30, 1995, and net income losses of approximately $3 million for the projected fiscal year ending June 30, 1996; (iii) tangible book value of approximately $10 million (after Alliance $20 million equity infusion for which Alliance stated that it did not have a committed source at the time); and (iv) no cash flow available for working capital.

    The comparisons of the WMS pro forma financial information to the Alliance pro forma financial information yielded the following results for the projected fiscal year ending June 30, 1995: (i) earnings per share of $0.69 for WMS compared to a loss of $0.37 for Alliance; (ii) a debt to EBITDA ratio of 1.54x for WMS compared to 7.09x for Alliance;
    (iii) a debt to equity ratio of 0.27x for WMS compared to 2.39 x for Alliance; and (iv) a debt to tangible equity ratio of 0.42x for WMS compared to 24.13x

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    for Alliance. For the projected fiscal year ending June 30, 1996, the comparisons showed: (i) earnings per share of $1.47 for WMS compared to a loss of $0.08 for Alliance; (ii) a debt to EBITDA a ratio of 0.89x for WMS compared to 5.40x for Alliance; (iii) a debt to equity ratio of 0.24x for WMS compared to 2.46x for Alliance; and (iv) a debt to tangible equity ratio of 0.35x for WMS compared to 32.51x for Alliance.

(iii)
    Valuation of Alliance's Stock. Ladenburg evaluated Alliance's stock through various methods described below.

 (a)Historical Financial Statements. Ladenburg reviewed Alliance's historical financial performance for the four fiscal years ended June 30, 1994 and for the latest twelve month period ended March 31, 1995. The financial results showed that Alliance had net losses for each of the periods reviewed and negative tangible net worth at March 31, 1995.

 (b)
    Historical Market Price Analysis. Ladenburg examined the closing market prices of Alliance's stock over the 90-day trading period prior to August 4, 1995 during which time the closing market price ranged from $4.38 to $6.13.

 (c)Market Multiples Analysis. Ladenburg conducted a market multiples analysis for Alliance which determined the implied public market value based on multiples of comparable public companies. Ladenburg derived two sets of results based upon the multiples of Jackpot, the one public company that is directly comparable to Alliance and based upon the multiples of a group of public companies which had some similarity to Alliance. The results of this analysis indicated that the median implied equity value per share was $2.16.

    For all the comparable public companies. Ladenburg derived the following median common stock trading multiples: (i) net sales; (ii) EBITDA; (iii) operating income (EBIT); (iv) pre-tax income; (v) net income; (vi) projected net income; and (vii) book value. Equity calculations could be derived only for net sales and book value because all of Alliance's historical and projected EBITDA, EBIT, pre-tax income, net income, and projected net income numbers produced negative values. The equity valuations for Alliance based on net sales were calculated by multiplying Alliance's net sales by the net sales multiples, then subtracting total debt and adding cash and cash equivalents. For the valuation based on book value, Ladenburg multiplied Alliance's book value by the book multiple to arrive at equity value.

    For purposes of its analysis, Ladenburg selected the following public companies: Alpha Hospitality Corp., Ameristar Casinos, Inc., Anchor Gaming, Argosy Gaming Corp., Casino America, Inc., Casino Magic Corp., Jackpot, Lady Luck Gaming Corp., Players International, Inc., and President Casinos, Inc. The median market multiples for the selected group of comparable companies were as follows: (i) 1.7x as multiple of net sales, and (ii) 3.1x as a multiple of book value. Ladenburg considered Jackpot to be the one public company with most resemble Alliance and was the only directed comparable. The market multiples for Jackpot were as follows: (i) 0.7x as a net sales, (ii) 4.2x as a multiple of EBITDA, (iii) 8.5x as a multiple of EBIT, (iv) 11.1x as a multiple of pre-tax income, (v) 18.7x as a multiple of net income, (vi) 16.2x as a multiple of projected net income, and (vii) 1.6x as a multiple of book value. The market multiples for Alliance were as follows: (i) 1.0x as a multiple of net sales, (ii) 17.3x as a multiple of EBITDA, and (iii) 4.5x as a multiple of book value. Other multiples for Alliance were not meaningful because they were negative.

 (d)Break-up Valuation. Ladenburg analyzed the valuation of Alliance's business segments which resulted in a value of $3.34 per share of Alliance. Ladenburg broke Alliance's operations into two business segments, (i) the Rainbow Casino in Vicksburg, MS and (ii) slot routes and small casinos.

    To determine the equity value of the Rainbow Casino, in which Alliance increased its ownership on March, 29, 1995 and began consolidating in its financial statements, Ladenburg first derived implied total annual revenues by taking the number of slot machines and the number of table games in the casino and multiplying them by the latest three month average win per day in the Vicksburg gaming market for slot machines and table games, respectively and multiplying that by 365 for the number of days in

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    the year. Ladenburg determined total EBITDA by applying the EBITDA margin the casino had achieved during the six months of operations ended December 31, 1994 to the total projected annual revenues, which after royalty fees resulted in EBITDA from the casino available to Alliance of $2.7 million. This number was multiplied by the median EBITDA multiple for emerging market casinos of 8.3x to derive enterprise value; debt specific to the Rainbow Casino of $13.9 million was subtracted to arrive at the implied equity value for the casino.

    The equity value for the slot route and small casinos segment was determined by subtracting the latest twelve months direct expenses and annualized selling, general and administrative expenses for the nine months ended March 31, 1995 from the latest twelve months revenues to derive EBITDA. This was then multiplied by the EBITDA multiple of 4.2x for Jackpot, which has comparable business operations, to derive an implied value. The implied values from the two business segments were added together and total debt was subtracted and cash was added to arrive at the total implied equity value for Alliance which was then divided by the fully diluted shares outstanding to determine the per share value.

  Comparison of the Merger to the Proposed Alliance Transactions

  Ladenburg concluded that the transactions proposed by Alliance are not as favorable as the Merger, from a financial point of view, to BGII's stockholders, based on, among other things, the following considerations: (i) the conditional nature of the proposed Alliance transactions compared to the Merger which had been agreed to in the Merger Agreement; (ii) the total pre-tax consideration in the Merger is greater than the range of total pre-tax consideration in the proposed Alliance transactions; (iii) the total consideration from the Alliance transactions is taxable while only a small portion of the Merger consideration is taxable; (iv) the Merger would result in a strong, well-capitalized company with positive growth prospects while the Alliance transactions would result in an unstable, highly leveraged company with expected losses and would be reliant upon achieving aggressive projections to prevent insolvency; (v) WMS has a significant amount of cash flow to fund future growth while Alliance does not; (vi) there is significant overhang in Alliance's stock; (vii) the lack of liquidity and upside potential in Alliance's stock; and (viii) the risk of customer and trade name loss in the Alliance proposal.

 Limitations of Analyses

  Although each analysis employed by Ladenburg in rendering its opinion is summarized above, the above summary does not purport to be a complete description of Ladenburg's analyses and contains those aspects of the Ladenburg's analyses deemed relevant by BGII. In its analyses, Ladenburg made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, based on, among other things, information provided to (and relied upon by) Ladenburg by BGII, many of which are beyond the control of BGII or Ladenburg. Any estimates contained in Ladenburg's analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Additionally, estimates of the value of businesses do not purport to be appraisals or necessarily to reflect the prices at which businesses actually may be sold. Because such estimates are inherently subject to uncertainty since the assumptions upon which such estimates are based may not materialize, neither BGII nor Ladenburg nor any other person assumes responsibility for the accuracy of such estimates. Ladenburg's analysis does not reflect, among other things, actual 1995 financial results of BGII, WMS, Bally Wulff or Alliance, revised prospects for their respective businesses, changes in general business and economic conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time such materials were prepared.

THE OCTOBER OPINION

  At a meeting of the BGII Board of Directors held on October 17, 1995 to consider and vote on the Alliance Proposal and the WMS Merger, Ladenburg delivered an oral opinion to the BGII Board to the effect that, as of such date, the consideration in the Merger was fair, from a financial point of view, to BGII's stockholders and that the WMS Merger was not as favorable as the Merger, from a financial point of view, to BGII's stockholders.

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Ladenburg considered WMS's original offer which had an exchange ratio of .55 shares of WMS Common Stock for each share of BGII Common Stock and required the sale of Bally Wulff as a precondition to closing (and not the increased exchange ratio in the Revised WMS Proposal, due to the fact that WMS had placed several conditions on its increased offer which BGII would not meet, including certain restrictions on the sale of Bally Wulff and the securitization of the breakup fee). On September 26, 1995, Ladenburg delivered an opinion to the BGII Board which considered the terms of the Revised WMS Proposal, but on October 17, 1995, the BGII Board determined it likely that a definitive agreement would not be reached with respect to the Revised WMS Proposal due to the status of negotiations regarding such proposal. Therefore, with respect to the oral opinion delivered on October 17, 1995, Ladenburg considered only the terms of the original WMS offer. The oral opinion was conditional upon Ladenburg's confirmatory due diligence with respect to Alliance. On November 3, 1995, Ladenburg delivered a written opinion to the BGII Board to the effect that, as of such date, the consideration in the Merger was fair, from a financial point of view, to BGII's stockholders and that the WMS Merger was not as favorable as the Merger, from a financial point of view, to BGII's stockholders. The Merger Agreement originally contained a cash election feature the elimination of which was subsequently approved by the BGII Board. Ladenburg advised the BGII Board at a meeting held to approve such amendment that the elimination of the cash election feature does not affect the value of the aggregate consideration delivered to BGII stockholders and therefore Ladenburg would not deliver a separate fairness opinion with respect to the amendment of the Merger Agreement.

 Information and Materials Considered

  In rendering its oral and written opinions, Ladenburg, among other things,
(i) reviewed the Merger Agreement; (ii) held discussions with certain senior officers, directors and other representatives and advisors of BGII and certain senior officers and other representatives and advisors of Alliance concerning the business, operations and prospects of BGII and Alliance; (iii) examined certain publicly available business and financial information relating to BGII and Alliance as well as five-year financial forecasts and other data relating to BGII (the material assumptions of which are described below under "(iv) Valuation of BGII's Stock--(a) Historical and Projected Financial Performance") and four-year financial forecasts and other data relating to Alliance which were provided to it by the respective managements of BGII and Alliance, including information relating to certain strategic implications and operational benefits anticipated from a merger with Alliance; (iv) reviewed, among other things: the current and historical market prices of BGII and Alliance Common Stock, the respective companies' historical earnings, and the capitalization, cash position and financial condition of BGII and Alliance;
(v) analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Ladenburg considered comparable to those of BGII and Alliance; (vi) evaluated the potential pro forma financial impact of a merger with Alliance on BGII and Alliance and the relative contribution of BGII and Alliance to selected pro forma financial data of the combined company; (vii) reviewed the WMS Agreement; (viii) held discussions with certain senior officers, directors and other representatives and advisors of BGII and certain representatives and advisors of WMS concerning the Revised WMS Proposal; (ix) held discussions with certain senior officers, directors and other representatives and advisors of BGII and certain senior officers and other representatives and advisors of WMS concerning the business, operations and prospects of BGII and WMS; (x) examined certain publicly available business and financial information relating to BGII and WMS as well as certain financial forecasts and other data relating to BGII and WMS which were provided to it by the respective managements of BGII and WMS, including information relating to certain strategic implications and operational benefits anticipated from a merger with WMS; (xi) reviewed, among other things: the current and historical market prices of BGII and WMS stock, the respective companies' historical and projected earnings, and the capitalization, cash position and financial condition of BGII and WMS; (xii) analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations it considered comparable to those of BGII and WMS;
(xiii) evaluated the potential pro forma financial impact of a merger with WMS on BGII and WMS and the relative contribution of BGII and WMS to selected pro forma financial data of the combined company; and (xiv) conducted such other examinations and considered such other financial, economic and market criteria as it deemed necessary to arrive at its opinion.

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  In rendering its opinions, Ladenburg assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information publicly available or furnished to or otherwise reviewed by or discussed with Ladenburg. With respect to financial forecasts and other information provided to or otherwise reviewed by or discussed with Ladenburg, the management of BGII advised Ladenburg that such forecasts and other information were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of BGII as to the future financial performance of BGII and the strategic implications and operational benefits anticipated from a combination with Alliance and a combination with WMS. Ladenburg's opinion relates to the relative values of the Merger and the WMS Merger. Ladenburg did not express any opinion as to what the actual value of the Alliance Common Stock or the WMS Common Stock will be when or if issued to BGII stockholders or the price at which the Alliance Common Stock or WMS Common Stock would trade subsequent to the Merger or the WMS Merger. In addition, Ladenburg did not make or obtain an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of BGII, Alliance, or WMS, nor did Ladenburg make a complete physical inspection of the properties or assets of BGII, Alliance or WMS. Ladenburg was not requested to, and did not, solicit third party indications of interest in acquiring all of BGII. No other limitations were imposed by BGII on Ladenburg with respect to the investigations made or procedures followed by Ladenburg in rendering its opinion.

 Overview of Analyses

  Ladenburg used both quantitative and qualitative assessments to evaluate BGII, Alliance and WMS. Ladenburg's determination that the consideration in the Merger is fair and that the WMS Merger is not as favorable as the Merger, from a financial point of view, is based on all the quantitative and qualitative analyses described herein. Ladenburg conducted a number of valuation analyses to compare a range of consideration values to be received in the Merger and the WMS Merger and determined a range of per share equity values for BGII and Alliance. Ladenburg also analyzed pro forma results for a combination of BGII with Alliance and with WMS. The analyses used to determine per share equity values for Alliance included a historical market price analysis, a market multiples analysis, an acquisition multiples analysis, a discounted cash flow analysis and a break-up valuation analysis. Ladenburg used the median per share equity value from each analysis to develop a range of values. Ladenburg considered this range of per share values in evaluating the stock portion of the consideration in the Merger. Ladenburg then compared the consideration to be received in the Merger to the consideration in the WMS Merger and compared the pro forma results and prospects for BGII in a combination with Alliance to BGII in a combination with WMS. Ladenburg also compared the consideration to be received in the Merger to the range of derived equity values for BGII. The analyses used to determine per share equity values for BGII included a historical market price analysis, a market multiples analysis, an acquisition multiples analysis, a discounted cash flow analysis and a takeover premium analysis.

 Qualitative Considerations

  In addition to financial analyses, Ladenburg considered a number of qualitative factors related to the Merger and the WMS Merger. Ladenburg did not apply weightings to any of these qualitative analyses. Among the qualitative factors relating to the Merger, Ladenburg noted that (i) it is a taxable transaction; (ii) there are limited operational benefits derived from a combination of Alliance and BGII; (iii) it would close after the expiration of the non-compete agreement with BEC; (iv) it would have financing with commercially reasonable terms and would permit the repayment of $40 million of BGII Senior Notes; (v) the combined entities would be highly leveraged with significant debt service requirements; (vi) it enables BGII's stockholders to participate in the potential future growth of BGII; (vii) Alliance Common Stock is thinly traded and has limited research coverage; and (viii) Alliance Common Stock has a stock overhang from the potential issuance of over 21 million shares resulting from options, warrants and convertible debentures which depresses the upside price potential of its stock.

  Among the qualitative factors relating to the WMS Merger, Ladenburg noted that (i) the Revised WMS Proposal with the increased exchange ratio had never been formally made to BGII in writing; (ii) new restrictions

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on terms of the sale of Bally Wulff, including a restrictive non-compete agreement and revocation of the right to use the Bally name, made the sale of Bally Wulff difficult; (iii) it is a tax-free transaction; (iv) it allows BGII stockholders to participate in the upside of BGII; (v) the combined entities have a strong financial foundation; (vi) the combined entities provide opportunities for overhead cost savings and lower production costs; (vii) joining forces with a competitor facilitates a gain in market share for BGII;
(viii) there are opportunities to benefit from WMS's video game technology expertise and BGII's gaming industry expertise; (ix) the stock of WMS is listed on the New York Stock Exchange and trades in excess of 120,000 shares daily; (x) WMS stock is not subject to a collar; and (xi) the stock of WMS had been trading down with an average closing price of $19.33 for the week ended November 3, 1995 compared to an average closing price of $22.27 for the month of September 1995.

 Quantitative Analyses

  Ladenburg's analyses were based on the following data for BGII: (i) 10,799,501 shares outstanding; (ii) $75.3 million of debt, including approximately $56.7 million of domestic debt and $18.6 million of Bally Wulff debt; (iii) $3.5 million of cash and equivalents; and (iv) $9.3 million for the cost of buying out certain management contracts. Ladenburg's analyses were based on the following data for Alliance: (i) 13,896,372 shares of Alliance Common Stock outstanding, based on 11,654,150 shares of Alliance Common Stock outstanding on September 25, 1995, the conversion of the 1,333,333 shares of Special Stock into a like number of shares of Alliance Common Stock, and the net issuance of 908,889 shares of Alliance Common Stock upon the exercise of in-the-money options and warrants using the treasury stock method and a share price of $4.50, which was the closing price on November 3, 1995; (ii) $101.4 million of debt; (iii) $27.0 million cash and equivalents (excluding the $10.4 million Alliance had spent to purchase 1,000,000 shares of BGII); and (iv) $16.8 million of EBITDA for the fiscal year ended June 30, 1995 before non-recurring charges of $2.3 million related to non-recurring compensation expenses and certain service contracts and termination costs, and $7.8 million resulting from non-recurring business development expenses. Ladenburg's analyses were based on the following data for WMS: (i) 24,106,300 shares outstanding; (ii) $90.2 million of debt; and (iii) $93.8 million of cash and equivalents. The pro forma analyses were based on the following data for a combination of BGII and Alliance: $251.4 million of debt and $29.8 million of cash and equivalents. The pro forma analyses were based on the following data for a combination of BGII and WMS: $90.2 million of debt and $70.3 million of cash and equivalents.

  (i) Comparison of the Alliance Merger and the WMS Merger. Ladenburg compared the pre-tax consideration to be received by BGII stockholders in the Merger and in the WMS Merger. The pre-tax consideration in the revised proposed Alliance transactions had a range of values from $11.48 to $13.00 which consisted of $7.83 in cash and $3.65 to $5.17 in Alliance Common Stock. The cash consideration was derived by taking the aggregate cash consideration of $77 million in the Alliance Offer and dividing it by 9.8 million shares, the number of shares of BGII Common Stock not owned by Alliance. The value of the Alliance Common Stock was derived by multiplying a range of Alliance stock prices, including the average closing price of Alliance's Common Stock for the ten trading days ending five trading days prior to November 3, 1995 of $4.70, and two assumed prices which are below Alliance's collar, $4.00 and $3.00, by their respective exchange ratios. The analysis showed that if the price of Alliance Common Stock stays within the collar, the value of the Alliance stock received by BGII's stockholders would be $5.17 and the total consideration to BGII stockholders would be $13.00 per share.

      The pre-tax consideration in the WMS Merger had a range of values of $10.45 to $12.54 which consisted of $10.45 to $12.10 of WMS Common Stock and $0.00 to $0.44 of cash. The value of the WMS Common Stock was derived by multiplying a range of prices of WMS Common Stock of $19.00 to $22.00, comparable to the trading range for the 90-day period prior to October 1, 1995 by the exchange ratio of 0.55x. The cash consideration was derived by taking the cash which would be received in a $55 million and $60 million sale of Bally Wulff and dividing the net proceeds of such

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      sale in excess of the sum of $55 million by 11,279,501 shares, the total number of shares of BGII Common Stock outstanding including 480,000 shares issuable subject to performance units, which is what would be distributed to BGII stockholders.

  (ii) Pro Forma Analysis. Ladenburg analyzed the pro forma financial results of a combination of Alliance and BGII pursuant to the terms of the Merger. Additionally, Ladenburg compared these results to certain key pro forma financial results of a combination of WMS and BGII pursuant to the terms of the WMS Merger. For this analysis, Ladenburg used projections for BGII as provided by its management, the material assumptions of which are described below, and projections for Alliance and WMS as provided by their respective managements.

       The material assumptions used in the combination of Alliance and BGII were:

       (a) approximately $5.0 million in operating expense savings;

       (b) pro forma Alliance results for the acquisition of additional ownership of the Rainbow Casino;

       (c) amortization over thirty years of the goodwill of $50.3 million created from the amount by which Alliance's total consideration exceeded BGII's book value and amortization over seven years of the transaction fees related to the issuance of $150 million of new debt;

       (d) a reduction in interest expense for the repayment of all of BGII's debt;

       (e) an increase in interest expense for the issuance of $150 million of new debt at an interest rate of 14.0%;

       (f) a $30 million equity investment in Alliance at $4.50 per share, based on Alliance's Stock Purchase Agreement dated September 15, 1995;

       (g) a cash payment of $13.00 per share for 5.9 million BGII shares; and

       (h) the issuance of 10.8 million shares of Alliance stock at an assumed per share price of Alliance stock of $4.70 (based on the average closing price of Alliance's stock for the ten trading days ending five NASDAQ NMS trading days prior to November 3, 1995) to BGII stockholders in exchange for the balance of 3.9 million BGII shares.

       The material assumptions used in the combination of WMS and BGII were:

       (a) the sale of Bally Wulff for $55 to $60 million;

       (b) approximately $2.3 million in operating expense savings and approximately $500,000 less in general expenses, which BGII had incurred in connection with negotiating a merger;

       (c) a net write-up in assets of approximately $7.5 million;

       (d) amortization over thirty years of the goodwill of $55.5 million created from the amount by which WMS' total consideration exceeded BGII's book value;

       (e) a reduction in interest expense for the repayment of all of BGII's debt; and

       (f) the issuance of 6.2 million shares of WMS stock to BGII stockholders in exchange for their 10.8 million shares and 480,000 performance units.

       The comparison of the Alliance pro forma financial information to the WMS pro forma financial information yielded the following results for the latest twelve months ended June 30, 1995: (i) a loss per share of $0.35 for Alliance compared to earnings per share of $0.61 for WMS; (ii) an EBITDA to gross interest expense coverage ratio of 1.6x for Alliance compared to 7.4x for WMS; (iii) a debt to EBITDA ratio of 5.3x for Alliance compared to 1.7x for WMS; (iv) a debt to equity ratio of 3.3x for Alliance compared to 0.3x for WMS; and (v) a debt to tangible equity ratio of (43.2x) for Alliance compared to 0.4x for WMS. For the projected twelve months ending June 30, 1996, the comparison
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      showed: (i) earnings per share of $0.19 for Alliance compared to $1.57 for WMS; (ii) an EBITDA to gross interest expense coverage ratio of 2.2x for Alliance compared to 12.9x for WMS; (iii) a debt to EBITDA ratio of 3.9x for Alliance compared to 0.9x for WMS; (iv) a debt to equity ratio of 3.0x for Alliance compared to 0.2x for WMS; and (iv) a debt to tangible equity ratio of 252.4x for Alliance compared to 0.3x for WMS.

      A second analysis regarding the pro forma valuation in the Merger yielded values with a range to BGII stockholders from $11.39 to $17.16 based on the actual combined EBITDA of $47.8 million for the twelve months ended June 30, 1995, projected combined EBITDA of $64.6 million for the twelve months ending June 30, 1996, and a hypothetical upside combined EBITDA of $65.0 million. The range of values consisted of $7.83 cash and $3.56 to $9.33 in Alliance Common Stock. The cash consideration was derived by taking the aggregate cash consideration of $77 million in the Alliance Offer and dividing it by 9.8 million shares, the number of shares of BGII Common Stock not owned by Alliance. The value of the Alliance stock was derived by determining the per share equity value for Alliance after giving effect to the Merger and multiplying by a range of exchange ratios. A range of equity values was derived by taking the pro forma EBITDA's for the combination of Alliance and BGII and multiplying each EBITDA by a multiple of 7.5x to determine an implied enterprise value. Ladenburg considered a 7.5x EBITDA multiple reasonable based on comparable multiples for the general universe of publicly traded stocks in the gaming industry. Pro forma debt was subtracted from the enterprise value and pro forma excess cash was added to derive total equity value. The total equity value was divided by the pro forma number of shares outstanding, based on a range of Alliance stock prices and exchange ratios of 2.167 to 3.059 (such ratios being applicable to the Merger Agreement prior to the amendment thereof to eliminate the cash election feature), to determine equity value per share. The range of equity values per share were then multiplied by the number of shares to be received by BGII stockholders in each scenario to determine the value of the shares issued to the BGII stockholders.

  (iii) Valuation of Alliance's Stock. Ladenburg evaluated the Alliance Common Stock through various methods described below.

    (a) Historical and Projected Financial Performance. Ladenburg reviewed Alliance's historical financial performance for the five fiscal years ended June 30, 1995. The financial results showed that Alliance had net losses for each of the periods reviewed and negative tangible net worth at June 30, 1995. Alliance had a net loss of $15.8 million for the 1991 fiscal year, $4.7 million for the 1992 fiscal year, $3.7 million for the 1993 fiscal year, $13.1 million for the 1994 fiscal year, and $10.8 million for the 1995 fiscal year. Alliance's tangible net worth at June 30, 1995 was negative $6.3 million.

    (b) Historical Market Price Analysis. Ladenburg examined the closing market prices of the Alliance Common Stock over the 90-day trading period prior to November 3, 1995 during which time the closing market price ranged from $4.48 to $6.06 and was an average of $4.70 per share for the ten trading days prior to the five trading days prior to November 3, 1995.

    (c) Market Multiples Analysis. Ladenburg conducted a market multiples analysis for Alliance which determined the implied public market value based on the multiples of comparable public companies. Ladenburg derived two sets of results based upon the multiples of the one public company that is directly comparable to Alliance, Jackpot Entertainment, Inc. ("Jackpot"), and based upon the multiples of a group of public companies which had some similarity to Alliance. The results of this analysis indicated a range of per share equity values of $0.15 to $10.05, the median of which was $1.77.

         For all the comparable public companies, Ladenburg derived the following median common stock trading multiples: (i) net sales; (ii) EBITDA; (iii) operating income (EBIT); (iv) pre-tax income; (v) net income; (vi) projected net income; and (vii) book value. Net sales, EBITDA and EBIT

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         multiples are based on total enterprise value divided by each financial measure, respectively. Enterprise value is defined as the market value of common stock (which is the total shares outstanding multiplied by the stock price per share), plus total debt, less cash and cash equivalents. The pre-tax income, net income, projected net income, and book value multiples are derived by dividing the market value of the common stock or per share stock price by the appropriate financial item. Equity calculations were derived for net sales, EBITDA, projected net income and book value, but not EBIT, pre-tax income or net income, because Alliance's historical numbers were negative and produced negative values. The equity valuations for Alliance based on net sales and EBITDA were calculated by multiplying Alliance's net sales and EBITDA by the median net sales and EBITDA multiples, then subtracting total debt and adding cash and cash equivalents. For the valuations based on projected net income and book value, Ladenburg multiplied Alliance's projected net income and book value by the median projected net income and book value multiples to arrive at equity values. Equity value was then divided by the total number of Alliance shares outstanding to derive equity value per share.

         For purposes of its analysis, Ladenburg selected the following public companies: Alpha Hospitality Corp., Ameristar Casinos, Inc., Anchor Gaming, Argosy Gaming Corp., Casino America, Inc., Casino Magic Corp., Jackpot, Lady Luck Gaming Corp., Players International, Inc., and President Casinos, Inc. The median market multiples for the selected group of comparable companies were as follows: (i) 1.6x as a multiple of net sales, (ii) 7.2x as a multiple of EBITDA, (iii) 9.3x as a multiple of EBIT, (iv) 9.4x as a multiple of pre-tax income, (v) 14.3x as a multiple of net income, (vi) 13.8x as a multiple of projected earnings for fiscal year one; (vii) 9.0x as a multiple of projected earnings for fiscal year two and (viii) 2.3x as a multiple of book value. Ladenburg considered Jackpot to be the one public company which most resembled Alliance. The market multiples for Jackpot were as follows: (i) 0.8x as a multiple of net sales, (ii) 4.6x as a multiple of EBITDA, (iii) 8.8x as a multiple of EBIT, (iv) 11.2x as a multiple of pre-tax income, (v) 16.7x as a multiple of net income, (vi) 14.1x as a multiple of projected net income, and (vii) 1.8x as a multiple of book value. The market multiples for Alliance were as follows: (i) 0.9x as a multiple of net sales, (ii) 15.4x as a multiple of EBITDA, and (iii) 5.3x as a multiple of book value. Other multiples for Alliance were not meaningful because they were negative.

    (d) Acquisition Multiples Analysis. Ladenburg conducted an acquisition multiples analysis which was similar to the market multiples analysis but instead relied upon multiples from comparable merger and acquisition transactions. For purposes of this analysis, the purchase price was equal to the amount paid for the target's equity and the transaction value was equal to the purchase price, plus the target's outstanding interest-bearing debt, less cash and cash equivalents.

      Ladenburg compared multiples from merger and acquisition transactions of the following target and acquiring companies, respectively: the acquisition of the Sahara Hotel & Casino by William Bennett, the acquisition of the Texas Gambling Hall & Hotel by Station Casinos, the acquisition of the Hacienda Hotel & Casino by Circus Circus Enterprises, the acquisition of Gold Strike Resorts by Circus Circus Enterprises, the acquisition of Caesars World Inc. by ITT Corporation, the acquisition of Jazz Enterprises by Argosy Gaming Co., the pending acquisition of the Aladdin Hotel by the Sigman Summer Family Trust of NY, the acquisition of IGT/EDT's route business by Jackpot, and the acquisition of BGII's route business by Jackpot.

      The median blended multiples for the selected transactions were as follows: (i) 0.9x as a multiple of sales, (ii) 6.9x as a multiple of EBITDA, (iii) 29.0x as a multiple of EBIT, (iv) 35.3x as a multiple of net income, and (v) 2.5x as a multiple of book value, A range of equity values was divided by the number of shares outstanding to derive a range of per share values. The range of implied equity values per share of Alliance was $1.80 to $5.97, the median of which was $2.54. Ladenburg concluded that the median value per share best represented the implied value of Alliance for this methodology as it encompasses all the valuation measures in a balanced manner.


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    (e) Discounted Cash Flow Analysis. Ladenburg conducted a discounted cash flow analysis which derived equity values based on the present value of future net cash flows, less current total debt, plus current total cash. The equity value was then divided by the number of shares outstanding to derive equity value per share. The cash flows were discounted using a range of discount rates based on a slight premium to the weighted average cost of capital for the peer group or, where available, the weighted average cost of capital for the entity being valued. For purposes of this analysis, annual free cash flow equaled de-levered net income, plus depreciation, less capital expenditures, less the change in working capital. In the exit year, free cash flow also included proceeds from the sale of the business, which is typically assumed only for valuation purposes as a more representative "terminal value" rather than using cash flows in perpetuity. The terminal value was determined by applying an exit multiple based on the median EBITDA multiple of comparable public companies. Ladenburg applied exit multiples of 6.2x to 8.2x to the casino operations and 3.6x to 5.6x to the route operations and used discount rates of 12% to 14%. The equity value per share ranged from $5.00 to $8.42, the median of which was $6.65 per share.

    (f) Break-up Valuation. Ladenburg developed a valuation based on a break-up of Alliance's business segments which resulted in a value of $4.78 per share of Alliance. Ladenburg broke Alliance's operations into two business segments, (i) the Rainbow Casino in Vicksburg, MS and (ii) slot routes and small casinos.

         To determine the equity value of the Rainbow Casino, in which Alliance increased its ownership on March 29, 1995 and which Alliance then began consolidating in its financial statements, Ladenburg assumed total annual revenues of $30.0 million which was a discount to Alliance's management projection of $33.0 million. Ladenburg determined total EBITDA by applying an EBITDA margin of 40.0% (a discount to Alliance's management projection based on current run rates of 45.0%) to the total projected annual revenues, which after royalty fees and minority interest resulted in EBITDA from the casino available to Alliance of $8.4 million. This number was multiplied by the median EBITDA multiple for emerging market casinos of 7.2x to derive enterprise value.

         The equity value for the slot route and small casinos segment was determined by subtracting the latest twelve months direct expenses and selling, general and administrative expenses from the latest twelve months revenues to derive EBITDA. This was then multiplied by the EBITDA multiple of 4.6x for Jackpot, which has comparable business operations, to derive an implied enterprise value. The implied enterprise values from the two business segments were added together and total debt was subtracted and cash was added to arrive at the total implied equity value for Alliance which was then divided by the fully diluted shares outstanding to determine the per share value.

  (iv) Valuation of BGII's Stock. Ladenburg evaluated BGII's stock through various methods described below.

    (a) Historical and Projected Financial Performance. Ladenburg reviewed
        (i) five-year projections for BGII as provided by its management based on assumptions management believed were reasonable and independently developed five-year projections based on assumptions believed by Ladenburg to be reasonable, and (ii) four year projections of Alliance's management for the fiscal years ended June 30, 1996 to 1999. The five-year projections for BGII prepared by its management and prepared by Ladenburg contain income statements, balance sheets, and cash flows for fiscal years ending December 31, 1995 through 1999.

         The material assumptions contained in management's five year projections were:

         (i) for Gaming, unit sales of 21,600 in 1995; 29,100 in 1996; 35,500 in 1997; 43,050 in 1998; and 49,500 in 1999. Based on
             management's estimated worldwide unit sales, these amounts equated to market shares approximately 19% in 1995, increasing over time to 33% in 1999;

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         (ii) average unit sales prices increase from $5,000 in 1995 to $5,650 in 1999;

         (iii) Gaming machine revenues increase by 27% compounded annually for the five year period ended fiscal 1999;

         (iv) an approximately 24% increase in other revenue, which includes accessories and used machines, in the years 1995 to 1999;

         (v) gross margins increase from approximately 31% in 1995 to 42% in 1999 as a result of lower average material costs and manufacturing and engineering efficiencies, plus the benefit of spreading the fixed overhead costs over a greater number of units produced; gross margins of 42% in 1999 would approximately equal the level experienced by IGT for the six months ended March 31, 1995;

         (vi) selling, general and administrative expenses (including the provision for bad debts estimated at 2.5% of revenues) remain flat in 1995 and increase by approximately 47% in 1996 (due to increased in research and development, sales and marketing), followed by increases of approximately 25% per year in 1997 to 1999;

         (vii) for Systems, an increase of EBIT of approximately 19% compounded annually from 1995 to 1999;

         (viii) for Bally Wulff, Deutschmark projections translated at an exchange rate of DM1.43/US$1; flat gross margins of approximately 40-41% from 1995 to 1999 and EBITDA margins of approximately 16% in 1995, increasing to 17% in 1999;

         (ix) increase in parent expenses (corporate overhead) from approximately $5.5 million in 1995 to $8.5 million in 1999.

         For items after EBITDA, based on discussions with management, Ladenburg assumed depreciation and amortization expense equal to historical levels and adjusted to account for projected capital expenditures of $6 million annually. Ladenburg also assumed decreasing net interest expense (as a result of relatively flat borrowings offset by interest income on increasing consolidated cash balances) and a tax rate of 39% in 1995, decreasing to a tax rate of 36% in the years 1996 to 1999.

         Ladenburg relied upon management's projections for 1995 as outlined above. The material assumptions contained in Ladenburg's projections for the years 1996 to 1999 were:

         (i) unit sales increase by 15% per year in 1996 to 1999; market share (based on management's estimate of worldwide unit sales) of 19% in 1995 to 26% in 1999;

         (ii) average unit sales prices were equal to those assumed by management;

         (iii)other revenues equal to those assumed by management;

         (iv) gross margins increase from approximately 31% in 1995 to a flat 33% in the years 1996 to 1999;

         (v) a flat EBITDA margin of 10.6% from 1996 to 1999 due to higher selling, general and administrative expenses which offset gains in gross margin;

         (vi) assumptions for Bally Systems, Bally Wulff and parent (corporate overhead) were the same as those assumed by management;

         (vii) capital expenditures, depreciation, amortization, interest expense and tax rates as outlined above.

         Ladenburg believed management's projections to be very aggressive due to their highly optimistic assumptions regarding sales increases resulting from gains in market share and aggressive

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         increases in gross and operating margins. Ladenburg noted that while management had made substantial progress in turning around Gaming's operations and improving margins, it had achieved this success only in the last few quarters. Ladenburg considered that Gaming did not meet budgeted sales and profit projections for fiscal 1994 and year-to-date through September 30, 1995. As a result, Ladenburg placed little weight on management's five year projections. Therefore, Ladenburg developed projections based on reasonable assumptions it deemed would be used by a knowledgeable third party. These projections were based principally on maintaining EBITDA margins at the fiscal 1995 level, which were at an all-time high for at least the past five years, and smaller gains in market share than assumed by management.

         Ladenburg believed that management's projected gains in market share were optimistic given the overwhelmingly stronger position of IGT (with a market share of approximately 75%), a near-term stagnant market and increased competition. Moreover, IGT is a significantly more profitable and better capitalized company that offers more extensive services to customers (including progressive systems, sophisticated casino floor layout services and in-house financing of sales, among others) than Gaming. A displacement of IGT by Gaming would seem difficult given IGT's entrenched position and greater financial resources and ability to cut prices in the face of attempted gains in share by Gaming. Even so, Ladenburg gave some credit to management's expected gains in market share, though was less aggressive in such projected gains.

    (b) Historical Market Price Analysis. Ladenburg examined the closing market prices of BGII's stock over the 90-day trading period prior to November 3, 1995 during which time the closing market price ranged from $9.13 to $12.38. Ladenburg also reviewed the closing market prices over the 30 days prior to the April 18, 1995 announcement of the WMS Agreement during which time the closing market price ranged from $7.25 to $10.25.

    (c) Market Multiples Analysis. Ladenburg conducted a market multiples analysis for BGII which determined a range of values based on the multiples of comparable public companies. The result of this analysis indicated that the median implied equity value per share was $11.75.

         For all comparable public companies, Ladenburg derived the following median common stock trading multiples: (i) net sales; (ii) EBITDA;
         (iii) operating income (EBIT); (iv) pre-tax income; (v) net income;
         (vi) projected net income; and (vii) book value multiples. Equity valuations for BGII based on net sales, EBITDA and EBIT were calculated by multiplying its net sales, EBITDA by the median net sales, EBITDA and EBIT multiples, then subtracting total debt, the cost of buying out certain management contracts, and adding cash and cash equivalents. For valuations based on pre-tax income, net income, projected net income book value, Ladenburg multiplied BGII's value by the appropriate median multiples and subtracted the cost of buying out certain management contracts to arrive at equity value. Equity value was then divided by the total number of BGII shares outstanding to derive equity value per share.

         For purposes of its analysis, Ladenburg selected the following comparable public companies: Acres Gaming, Inc., Casino Data Systems, GTECH Holdings Corporation, Innovative Gaming Corporation of America, IGT, International Lottery, Inc., Mikohn Gaming Corporation, and VLTS. The median market multiples for the selected group of comparable companies were as follows: (i) 2.3x as a multiple of sales, (ii) 8.4x as a multiple EBITDA, (iii) 12.6x as a multiple of EBIT, (iv) 11.6x as a multiple of pre-tax income, (v) 17.7x as a multiple of net income, (vi) 17.6x as a multiple of projected earnings for fiscal year one, (vii) 10.6x as a multiple of projected earnings for fiscal year two and (viii) 2.6x as a multiple of book value. The market multiples for BGII were as follows: (i) 0.8x as a multiple of net sales, (ii) 7.6x as a multiple of EBITDA, (iii) 11.1x as a multiple of EBIT, (iv) 11.8x as a multiple of pre-tax income,
         (v) 26.5x as a multiple of net income, (vi) 14.4x as a multiple of projected earnings for fiscal year one, (vii) 14.6x as a multiple of projected earnings for fiscal year two and (viii) 1.3x as a multiple of book value. The comparable company median multiples indicated a range of per share equity values of $7.01 to

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         $46.76, the median of which was $11.75 per share. Ladenburg concluded that the median value per share best represented the implied value of BGII for this methodology as it encompasses all the valuation measures in a balanced manner.

    (d) Acquisition Multiples Analysis. Ladenburg conducted an acquisition multiples analysis which was similar to the market multiples analysis but instead relied upon multiples from comparable merger and acquisition transactions. For purposes of this analysis, the purchase price was equal to the amount paid for the target's equity and the transaction value was equal to the purchase price, plus the target's outstanding interest-bearing debt, less cash and cash equivalents.

         Ladenburg compared multiples from merger and acquisition transactions of the following target and acquiring companies, respectively: Marvin
         H. Sugarman Products, Inc. and Racing Technology, Inc. and Autotote
         Corp.: United Wagering Systems, Inc. and Video Lottery Technologies, Inc.; Global Gaming and Anchor Gaming; Connecticut Off Track Betting and Autotote Corp.; ETAG Group and Autotote Corp.; AmTote International Inc. and GTECH Holdings Corp.; Automated Wagering and VLTS; Electronic Data Technologies and IGT; and BGII (initial public offering), spin-off by BEC. The median multiples for the selected transactions were as follows: (i) 0.9x as a multiple of sales, (ii) 6.2x as a multiple of EBITDA, (iii) 9.5x as a multiple of EBIT, (iv) 23.8x as a multiple of net income, and (v) 1.6x as a multiple of book value. The range of equity values was divided by the number of shares outstanding to derive a range of per share values. The range of implied equity values per share of BGII was $7.32 to $13.33, the median of which was $9.72. Ladenburg concluded that the median value per share best represented the implied value of BGII for this methodology as it encompasses all the valuation measures in a balanced manner.

    (e) Discounted Cash Flow Analysis. Ladenburg conducted a discounted cash flow analysis which derived equity values based on the present value of future net cash flows, less current total debt, plus current total cash. The equity value was then divided by the number of shares outstanding to derive equity value per share. The cash flows were discounted using a range of discount rates based on a slight premium to the weighed average cost of capital for the peer group or, where available, the weighted average cost of capital for the entity being valued. For purposes of this analysis, annual free cash flow equaled de-levered net income, plus depreciation, less capital expenditures, less the change in working capital. In the exit year, free cash flow also included proceeds from the sale of the business, which is typically assumed only for valuation purposes as a more representative "terminal value" rather than using cash flows in perpetuity. The terminal value was determined by applying an exit multiple based on the median EBITDA multiple of comparable public companies. Ladenburg used discounted cash flow analyses for Gaming and Bally Wulff separately, which were then combined for a total value, and applied discount rates and exit multiples as follows: (i) for Gaming, cash flows were discounted using a range of discount rates of 13% to 15% with exit multiples of 7x to 9x and (ii) for Bally Wulff, a discount range of 16% to 18% was applied with exit multiples of 5.3x to 6.8x.

         The equity value per share ranged from $8.05 to $12.98 based on independently developed projections ($19.25 to $27.94 based on management's projections) with a median equity value per share of $10.44 based on independently developed projections ($23.46 based on management's projections).

    (f) Takeover Premium Analysis. Ladenburg included a takeover premium analysis which examined recent premiums paid in the acquisitions of public companies. For purposes of this analysis, premiums were defined as the excess, in percentage terms, of the per share purchase price relative to the target's stock price prior to announcement of the transaction. The median premiums paid for public companies were 30.3% and 27.5%, one day and one week, respectively, prior to the announcement of the transaction. The percentage premiums were applied to BGII's stock price prior to the April 18, 1995 announcement of the WMS Agreement to derive a range of per share

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       values for BGII. Based on the announcement date of April 18, 1995, the range of values per share for BGII derived from the application of premiums was $10.99 to $12.30, the median of which was $11.32.

 Comparison of the Alliance Merger Consideration to BGII Per Share Values

  Ladenburg concluded that the consideration to be received by BGII's stockholders in the Merger is fair, from a financial point of view, to BGII's stockholders, as of November 3, 1995, based on, among other things, the following considerations: (i) the range of implied values for the Alliance consideration to be received by BGII's stockholders of $11.48 to $13.00 was within or higher than the range of per share values for BGII of $9.72 to $11.75 (excluding the value of $23.46 derived in the discounted cash flow analysis based on management's projections upon which Ladenburg applied little weighting); and (ii) the range of values for the Alliance consideration to be received by BGII's stockholders represents a premium to BGII's closing stock price on the day prior to the announcement of the WMS Agreement of 35% to 53%.

 Comparison of the Merger to the WMS Merger

  Ladenburg concluded that the WMS Merger is not as favorable as the Merger, from a financial point of view, to BGII's stockholders, based on, among other things, the fact that the range of total pre-tax consideration in the Merger is greater than the range of total pre-tax consideration in the WMS Merger, and that meeting the condition of the sale of Bally Wulff in the WMS Merger would be problematic given conditions imposed by WMS on the terms of the sale that would subject the purchaser to certain noncompetition agreements. The comparison of the consideration in the WMS Merger to the consideration in the Merger was limited to a pre-tax basis because each BGII stockholder is subject to different tax rates, thereby making an after-tax calculation difficult, and because the comparison is more meaningful on a comparable basis.

 Limitations of Analyses

  Although each analysis employed by Ladenburg in rendering its opinion is summarized above, the above summary does not purport to be a complete description of Ladenburg's analyses and contains those aspects of Ladenburg's analyses deemed relevant by BGII. In its analyses, Ladenburg made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, based on, among other things, information provided to (and relied upon by) Ladenburg by BGII, many of which are beyond the control of BGII or Ladenburg. Any estimates contained in Ladenburg's analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Additionally, estimates of the value of businesses do not purport to be appraisals or necessarily to reflect the prices at which businesses actually may be sold. Because such estimates are inherently subject to uncertainty since the assumptions upon which such estimates are based may not materialize, neither BGII nor Ladenburg nor any other person assumes responsibility for the accuracy of such estimates. Ladenburg's analysis does not reflect, among other things, actual 1995 financial results of BGII or Alliance revised prospects for their respective businesses, changes in general business and economic conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time such materials were prepared.

EFFECTIVE TIME

  The Merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with the relevant provisions of, the DGCL or at such later time as is specified in such certificate. Such filing will be made as promptly as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement. The Merger Agreement may be terminated by either party if, among other things, stockholder approval is not obtained by either Alliance or BGII or if the parties do not receive all required regulatory approvals and consents with respect to the Merger. See "Certain Provisions of the Merger Agreement--Termination" and "--Conditions to Consummation of the Merger." Because Nevada Gaming Commission approval is not expected before late April 1996, the Effective Time is expected to occur on or after April 25, 1996 but not later than May 3, 1996.

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FINANCING

  In connection with the Merger, Alliance will require $76.7 million for the Cash Consideration, and approximately $69.9 million to refinance outstanding BGII debt, with the remainder to be used to pay transaction fees and expenses. Any excess will be used for working capital purposes. Although the Merger Agreement contains a condition requiring $150 million in financing, Alliance currently intends to obtain $180 million in such financing by issuing in underwritten transactions $100 million worth of senior secured notes with a five to seven year maturity (the "Debt Financing") and the remainder by issuing in separate underwritten transactions shares of Alliance Common Stock and Series B Special Stock. See "Certain Provisions of the Merger Agreement-- Conditions to Consummation of the Merger" and "Auxiliary Financing Information". However, the Financing could also involve other public or private issuances of debt (including convertible debt or debt accompanied by warrants) and/or equity securities or foreign or domestic bank loans. Alliance and its financial advisors have not yet determined the precise composition of this financing. The actual amounts of debt and equity of various types raised will depend upon a number of factors, including market conditions, the price of Alliance Common Stock and other factors beyond the control of Alliance management. The interest rates on any debt financing could be fixed or floating, and such financing could require prepayments prior to maturity, periodically and/or as a result of asset dispositions, excess cash flow or issuances of equity. Prepayment at Alliance's option may be prohibited or may require payment of a premium. To the extent the Debt Financing involves commitments for future loans, such commitments may be conditioned on continued compliance by the combined companies with the terms of the loan agreements and the absence of material adverse change in the combined companies' business. Any debt financing may be secured by some or all of the combined company's assets. Events of default resulting in acceleration of the maturity of any debt financing are likely to include failure to make required payments, breaches of covenants or representations, default with respect to other debt securities, failure to satisfy judgments and certain events of bankruptcy or insolvency. Any debt financing is likely to include a change of control provision and restrictive covenants prohibiting or limiting, among other things, mergers, sales of assets, making of acquisitions and other investments, capital expenditures, transactions with affiliates, entry into new lines of business, the incurrence of additional debt and liens and the payment of dividends, in addition to a minimum consolidated net worth requirement and certain ratio coverage tests. Non-compliance could result in the acceleration of such indebtedness.

  The closing of the Debt Financing and the Equity Financing is expected to occur simultaneously with, and will be conditioned upon, the closing of the Merger. There can be no assurance that the Debt Financing and the Equity Financing will be consummated on terms satisfactory to Alliance. In the event that either of such offerings is not consummated, Alliance would pursue any other alternatives available to it at that time. Any public offering of Alliance's securities requires the prior approval of the Nevada Commission. Any sale of an equity security by Alliance in a private transaction requires the prior administrative approval of the Nevada Board Chairman.

REGULATORY FILINGS AND APPROVALS

  Certain Federal, state, local and foreign regulatory requirements must be complied with before the Merger is consummated.

  The Merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations promulgated thereunder, which provide that certain transactions may not be consummated until required information and materials have been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and certain waiting periods have expired or been terminated. The required information and materials were filed with the Antitrust Division and the FTC by Alliance on August 3, 1995 and by BGII on August 14, 1995 in connection with the Alliance Offer. On August 18, 1995, the waiting period expired. No separate filing is believed necessary with respect to the Merger. The requirements of the HSR Act will be satisfied if the Merger is consummated within one year from the termination of the waiting period.


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

  However, the Antitrust Division and the FTC may challenge the Merger on antitrust grounds either before or after expiration of the waiting period. Accordingly, at any time before or after the Effective Time, either the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, or certain other persons could take action under the antitrust laws, including seeking to enjoin the Merger. There can be no assurance that a challenge to the Merger will not be made or that, if such a challenge is made, Alliance and BGII will prevail.

  Gaming Regulatory Approvals. Alliance or its subsidiaries and BGII or its subsidiaries each hold required gaming registrations, licenses and permits or have pending applications for licenses and permits in numerous jurisdictions. See "The Companies--Gaming Regulation and Licensing". In each gaming jurisdiction, certain regulatory requirements must be complied with and/or certain approvals must be obtained in connection with the Merger. All jurisdictions require notification, whether before or after the Effective Time. Certain jurisdictions require approval prior to the Effective Time. These jurisdictions include, without limitation, Nevada, Colorado, Mississippi and Louisiana. Certain jurisdictions such as, without limitation, Arizona, New Jersey and certain Canadian jurisdictions require post-Effective Time approval. The receipt of required approvals from Nevada and Mississippi is a condition to Alliance's obligations under the Merger Agreement.

  Review of the Merger by gaming regulatory authorities will involve examination of the structure of the combined company and its related companies after the Merger and its financial stability, and may require the demonstration of the qualifications of key individuals associated with the combined company and its related companies, i.e. officers, directors, major shareholders and other individuals deemed appropriate by the gaming regulatory authorities ("Qualifiers"). The approval process may require the filing of business entity disclosures or other applications for the combined company and its related companies as well as personal history disclosures or applications for qualification by Qualifiers.

  The failure to obtain Merger approval for the transaction or the failure to comply with the procedural requirements as prescribed by any gaming regulatory authority or the failure of the combined company, its related companies or any individual associated with such entities to qualify or make disclosure or application as required under the laws and regulations of any gaming regulatory authority may result in the loss of license or denial of application for licensure in any such jurisdiction.

TREATMENT OF BGII WARRANTS AND EMPLOYEE AND DIRECTOR STOCK OPTIONS

  The Merger Agreement provides that, at the Effective Time, Alliance will assume BGII's obligations with respect to each outstanding stock option and warrant to purchase shares of BGII Common Stock, subject to the following modifications. See "BGII Plans and Amendments." The BGII stock options and warrants assumed by Alliance will have the same terms and conditions as those of the applicable stock option plans and agreements and warrant agreements pursuant to which such options and warrants were issued except that (i)(A) all BGII stock options subject to provisions of stock option plans which shorten the exercise period by reason of the Merger and (B) all BGII stock options held by directors of BGII regardless of any provision in any BGII stock option held by such director or the BGII stock option plan pursuant to which such BGII stock option was granted that may shorten the exercisability thereof as a result of such person ceasing to be a director, officer or employee of BGII shall be amended (which amendment is submitted for approval of the BGII stockholders herein) to the extent necessary to permit such BGII stock option to remain exercisable for the lesser of (x) the original full option period,
(y) three years after the Effective Time of the Merger or (z) except in the case of Messrs. Gillman, Kloss and Jenkins, in the event the option holder's employment is terminated for cause or such employee voluntarily terminates his employment, the period ending on the date of such termination; and (ii) each BGII stock option and warrant, unless the terms thereof explicitly require otherwise, will be exercisable for the Merger Consideration per share of BGII Common Stock subject to any such option or warrant at an option price or exercise price per share of Alliance Common Stock equal to the option price or exercise price per share of the BGII Common Stock subject to such BGII stock option or warrant in effect immediately prior to the Effective Time, except that at the election of any other person (other than Messrs. Gillman, Jenkins and Kloss) who is an employee of BGII immediately prior to the Effective Time (such election to be made in writing to BGII on or

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

prior to the Effective Time), any such BGII option held by such person (not more than 552,500) will be instead exercisable for a number of shares of Alliance Common Stock equal to the number of shares of BGII Common Stock subject thereto at an exercise price equal to the Alliance Average Trading Price.

  At February 19, 1996, an aggregate of 1,052,500 shares of BGII Common Stock were subject to options granted to employees and directors under various stock option plans or as replacement options with respect thereto. Under the terms of such plans the employee and director stock options will become immediately exercisable upon consummation of the Merger.

  At March 1, 1996, an aggregate of 1,498,000 shares of BGII Common Stock were subject to warrants issued by BGII in connection with certain financing transactions. The warrants will be treated in accordance with their terms.

  Alliance has reserved for issuance the number of shares of Alliance Common Stock and shares of Series B Special Stock that will become issuable upon exercise of the BGII stock options and warrants after the Effective Time.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

BGII

  In considering the recommendation of the BGII Board with respect to the Merger Agreement, and the transactions contemplated thereby, BGII stockholders should be aware that certain members of BGII's management and Board of Directors have certain interests in the Merger and Related Proposals that are in addition to the interests of BGII stockholders generally. The BGII Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. See "Risk Factors--Alliance and BGII Conflicts of Interest" and "--Absence of Special Committee". As of the date of this Proxy Statement/Prospectus, BGII's executive officers are as follows: Richard Gillman (Chairman of the Board and Chief Executive Officer), Hans Kloss (President and Chief Operating Officer of BGII and Managing Director of Bally Wulff), Neil E. Jenkins (Executive Vice President and Secretary), Scott Schweinfurth (Senior Vice President, Chief Financial Officer and Treasurer) and Robert Conover (President of Systems). With the exceptions of Hans Kloss and Robert Conover, who will continue to be employed by the combined company following the Merger, and Richard Gillman and Neil Jenkins, who will not be employed by the combined entity, the current BGII executive officers and directors (if any) who will be employed by Alliance have not yet been determined.

 Employment Agreements.

  Richard Gillman. Under his employment agreement with BGII (see "BGII Executive Officers and Executive Compensation--Employment Contracts, Retirement Plans and Change-in-Control Arrangements"), upon completion of the Merger, Mr. Gillman will be entitled to receive a lump sum payment, without discount to present value, equal to his base salary for the remainder of the term of his employment agreement (which will expire in mid-January 1999) and the bonus amounts he would otherwise be entitled to for the balance of the term of his employment agreement in installments consistent with past practice. Mr. Gillman's bonus is an amount equal to 2% of BGII's annual pre-tax income. Mr. Gillman is also entitled to continue to participate in all benefit plans of BGII. The Merger Agreement provides that Alliance will honor all employment agreements to which BGII is a party. Alliance has consented to the payment of the following amounts to Mr. Gillman at the Effective Time:
$5,000,000 in cash and $3,000,000 in Alliance Common Stock (valued at the Alliance Average Trading Price, provided, however, that the Alliance Average Trading Price will not be deemed greater than $6.00 or less than $4.25) in connection with the termination of his employment agreement and Performance Units described below. The Merger Agreement provides that the above-described payments to Mr. Gillman are subject to approval by BGII. The BGII Board has approved the $5,000,000 cash payment to Mr. Gillman. Although Mr. Gillman would be entitled under his employment agreement to these benefits upon approval of the Merger by BGII stockholders, Mr. Gillman has agreed to waive such rights if the Merger is not consummated. Mr. Gillman

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

is also a party to an agreement with BEC that restricts Mr. Gillman and any entity with which he may be affiliated from competing with BEC in the casino business. BGII is a party to a similar agreement with BEC. Alliance has agreed to indemnify Mr. Gillman from any loss or liability to BEC arising under his agreement with BEC by reason of the execution of the Merger Agreement by BGII.

  Hans Kloss. Under his employment agreement with BGII (see "BGII Executive Officers and Executive Compensation--Employment Contracts, Retirement Plans and Change-in-Control Arrangements"), upon completion of the Merger, Mr. Kloss will be entitled to receive a lump sum cash, without discount to present value, equal to his base salary for the remainder of the term of his employment agreement (which will expire in mid-May 1998) and in customary installments, the bonus amounts he would otherwise be entitled to for the balance of the term of his employment agreement. Mr. Kloss' bonus is an amount equal to 3% of BGII's annual pre-tax income, which excludes any income or loss from Bally Wulff. Mr. Kloss is also entitled to continue to participate in all benefit plans of BGII. Mr. Kloss and Alliance have agreed that at the Effective Time he will receive $1,500,000 in cash and $3,000,000 in Alliance Common Stock (valued at the Alliance Average Trading Price, provided, however, that the Alliance Average Trading Price will not be deemed greater than $6.00 or less than $4.25) and that he would continue in his capacity as president of Gaming for a period of one year at a salary of $250,000 per annum. Mr. Kloss and Alliance have also agreed that (i) his current employment arrangement with Bally Wulff would continue until the end of its term in May 1998, (ii) he would be entitled to a bonus of $500,000 at the successful closing of certain specified financing arrangements and (iii) he would receive an additional bonus of either (A) $250,000 in each of calendar years 1996 and 1997 to be paid upon Bally Wulff's successfully making its amortization schedule payments on the above-mentioned European bank financing in such year or (B) a bonus based upon the performance of Gaming in 1996 of up to $750,000 if the number of verified sales of gaming machine units reaches specified levels. Mr. Kloss would also be entitled to receive the payments in respect of his performance unit and stock performance right awards described below. See "Performance Units" and "Stock Payment Rights and Restricted Stock".

  Neil Jenkins. Under his employment agreement with BGII (see "BGII Executive Officers and Executive Compensation--Employment Contracts, Retirement Plans and Change-in-Control Arrangements"), upon completion of the Merger, Mr. Jenkins would be entitled to receive a lump sum payment, without discount to present value, equal to his base salary and bonus for a 24-month period. Alliance has consented to the payment of the following amounts to Mr. Jenkins at the Effective Time: $825,000 in cash and $495,000 in Alliance Common Stock (valued at the Alliance Average Trading Price, provided, however, that the Alliance Average Trading Price will not be deemed greater than $6.00 or less than $4.25) in satisfaction of his employment agreement and Performance Units described below. The Merger Agreement provides that the above-described payments to Mr. Jenkins are subject to approval by BGII. The BGII Board has approved the above-described payments to Mr. Jenkins. Although Mr. Jenkins would be entitled under his employment agreement to these benefits upon approval of the Merger by BGII stockholders, Mr. Jenkins has agreed to waive such rights if the Merger is not consummated.

  Performance Units. BGII has outstanding 480,000 Performance Units (as defined herein) that are subject to restrictions on transfer, risk of forfeiture and vesting requirements which were previously issued pursuant to the 1992 Plan (as defined herein). Each Performance Unit entitles the holder to receive one share of BGII Common Stock plus an additional amount of cash equal to 50% of the fair market value of such share on the date of vesting.

  As a result of the Merger, the performance standards set forth in the BGII 1992 Restricted Stock Plan will be satisfied and the Performance Units will vest. At such time as the Performance Units vest, payment for each Performance Unit must be made as soon as practicable wholly or partially in cash and payment shall not consist of more than one share of BGII Common Stock or its equivalent at the time of payment for each Performance Unit. As of February 19, 1996, Messrs. Gillman, Kloss, Jenkins and Conover held 200,000, 200,000, 40,000 and 40,000 Performance Units, respectively. The employment of Messrs. Gillman and Jenkins by BGII will terminate at the Effective Time and all of the Performance Units held by them will become fully vested. The value of the Performance Units held by each of Messrs. Gillman, Kloss, Jenkins and Conover is $3,510,000, $3,510,000,

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


$702,000 and $702,000, respectively, based on $11.70, the value of the Merger Consideration. The aggregate benefits to be received by them under their employment agreements as a result of the Merger and under BGII's incentive plans, including the foregoing value of the Performance Units, would be $8,000,000, $4,500,000, $1,320,000 and $702,000, respectively. Although under the 1992 Plan, the Performance Units would vest upon approval of the Merger by BGII stockholders, Messrs. Gillman and Jenkins have agreed to waive such rights if the Merger is not consummated. See "BGII Executive Officers and Executive Compensation--Long-Term Incentive Plan Awards." As noted above, Messrs. Gillman, Kloss, Jenkins and Conover have agreed to accept specified amounts in satisfaction of payments under such agreements and plans.

  Stock Option Plans. The Merger Agreement provides that, at the Effective Time, Alliance will assume BGII's obligations with respect to each outstanding stock option and warrant to purchase shares of BGII Common Stock, subject to the following modifications. See "BGII Plans and Amendments." The BGII stock options and warrants assumed by Alliance will have the same terms and conditions as those of the applicable stock option plans and agreements and warrant agreements pursuant to which such options and warrants were issued except that (i)(A) all BGII stock options subject to provisions of stock option plans which shorten the exercise period by reason of the Merger and (B) all BGII stock options held by directors of BGII regardless of any provision in any BGII stock option held by such director or the BGII stock option plan pursuant to which such BGII stock option was granted that may shorten the exercisability thereof as a result of such person ceasing to be a director, officer or employee of BGII, shall be amended (which amendment is submitted for approval of the BGII stockholders herein) to the extent necessary to permit such BGII stock option to remain exercisable for the lesser of (x) the original full option period, (y) three years after the completion of the Merger or (z) except with respect to Messrs. Gillman, Kloss and Jenkins, the period ending on the date on which the option holders' employment is terminated for cause or voluntarily by such employee; and (ii) each BGII stock option and warrant will be exercisable for the Merger Consideration per share of BGII Common Stock subject to such option or warrant at the option price per share such BGII stock option or warrant in effect immediately prior to the Effective Time, except that at the election of any person (other than Messrs. Gillman, Jenkins and Kloss) who is an employee of BGII immediately prior to the Effective Time (such election to be made in writing to BGII on or prior to the Effective Time), any such BGII option held by such person (not more than 552,500) will be instead exercisable for a number of shares of Alliance Common Stock equal to the number of shares of BGII Common Stock subject thereto at an exercise price equal to the Alliance Average Trading Price.

  Absent approval of Amendments No. 3 to the 1991 Plan and 1991 Directors Plan, options outstanding under each of the 1991 Plan and 1991 Directors Plan would terminate in accordance with the present terms of such plans. Under the 1991 Plan and the 1991 Directors Plan, as currently in effect, upon BGII stockholder approval of the Merger (a) all options outstanding shall become fully vested and exercisable with respect to the total number of shares of BGII Common Stock underlying each such option and (b) all options outstanding shall terminate not later than 180 days in the case of the 1991 Plan, and 90 days in the case of the 1991 Directors Plan, after BGII stockholder approval of the Merger. No amendments to the outstanding warrants to purchase BGII Common Stock are being proposed pursuant to the Merger Agreement.

  In general, the effect of the amendments to the 1991 Plan and the 1991 Directors Plan would change the length of the relevant time period in which an option holder would be permitted to exercise his options as well as the date of commencement of such time period and the consideration receivable upon exercise of such options. Such time period would change from the 180 day (in the case of the 1991 Plan) or 90 day (in the case of the 1991 Directors Plan) period following BGII stockholder approval of the Merger to the three year period following the Effective Time subject to certain exceptions. The consideration receivable upon exercise would change from shares of BGII Common Stock to the Merger Consideration and/or Alliance Common Stock. See "BGII Plans and Amendments" and "Treatment of BGII Warrants and Employee and Director Stock Options".

  Indemnification and Insurance. The Merger Agreement provides for indemnification of, and maintenance of liability insurance for, directors and officers of BGII in respect of actions or omissions occurring at or prior to the Effective Time, including, without limitation, the transactions contemplated by the Merger Agreement as well

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

as termination of the WMS Agreement. See "Certain Provisions of the Merger Agreement--Additional Agreements--Indemnification of Directors and Officers".

ALLIANCE

  In considering the recommendation of the Alliance Board with respect to the Merger Agreement, and the transactions contemplated thereby, Alliance stockholders should be aware that certain members of Alliance's management and the Alliance Board have certain interests in the Merger that are in addition to the interests of Alliance stockholders generally. The Alliance Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

  Joel Kirschbaum. Pursuant to a letter agreement dated June 25, 1993 among Gaming System Advisors, L.P. ("GSA"), Alliance and Mr. Wilms, Alliance engaged GSA to assist it in among other things, identifying opportunities for strategic transactions and in structuring and negotiating such transactions. The letter agreement provides that upon consummation of such a transaction, GSA will receive as compensation for its services a number of warrants to purchase Alliance Common Stock (which have an exercise price of $1.50 but which are divided equally among warrants which become exercisable when the price of Alliance Common Stock reaches $11, $13 and $15 per share). Each such warrant entitles the holder thereof to purchase one share of Alliance Common Stock. Pursuant to the letter agreement, upon consummation of the Merger, GSA will be entitled to receive approximately 2,500,000 of such warrants. Joel Kirschbaum, a director of and consultant to Alliance, is the president, sole director and sole stockholder of GSA, Inc. ("GSI"), the sole general partner of GSA. The percentage of such warrants to be distributed to GSI by GSA has not yet been determined. The warrants will expire if not exercised prior to the sixth anniversary of their issuance.

  Anthony DiCesare. Pursuant to an agreement with GSI, Mr. DiCesare, a director and Executive Vice President--Development of Alliance, has the right to receive 20% of the warrants (which percentage may increase in certain circumstances) to be distributed to GSI by GSA in connection with the consummation of the Merger.

  Craig Fields. Pursuant to his employment contract with Alliance, Dr. Fields, Vice Chairman of the Alliance Board, will within 30 days of the consummation of the Merger receive options (with an exercise price equal to the average Alliance Common Stock closing price for the five trading days ending two days prior to the announcement of Alliance's intention to consummate the Merger) to purchase 150,000 shares of Alliance Common Stock.

APPRAISAL RIGHTS

  Holders of shares of BGII Common Stock are entitled to appraisal rights under Section 262 of the DGCL ("Section 262") as to shares owned by them. Under Section 78.482 of the Nevada General Corporation Law (the "NGCL"), appraisal rights are afforded only to stockholders of a constituent corporation to a merger. Accordingly, holders of shares of Alliance Common Stock will not have appraisal rights under Section 78.482 of the NGCL in respect of the Merger. Section 262 is reprinted in its entirety as Annex VI to this Joint Proxy Statement/Prospectus. All references in Section 262 and in this summary to a "stockholder" are to the record holder of the shares of BGII Common Stock as to which appraisal rights are asserted. A person having a beneficial interest in shares of BGII Common Stock that are held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect whatever appraisal rights the beneficial owner may have.

  The following discussion summarizes the material elements of the law relating to appraisal rights but is not a complete statement of such rights and is qualified in its entirety by reference to Annex VI. THIS DISCUSSION AND ANNEX VI SHOULD BE REVIEWED CAREFULLY BY ANY HOLDER OF BGII COMMON STOCK WHO WISHES TO EXERCISE STATUTORY APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE THE RIGHT TO DO SO BECAUSE FAILURE STRICTLY TO COMPLY

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WITH THE PROCEDURES SET FORTH HEREIN AND THEREIN WILL RESULT IN THE LOSS OF
APPRAISAL RIGHTS.

  Each stockholder electing to demand the appraisal of his or her shares of BGII Common Stock shall deliver to BGII, BEFORE the taking of the vote on the Merger at the BGII Annual Meeting, a written demand for appraisal of his or her shares of BGII Common Stock. ANY SUCH STOCKHOLDER MUST MAIL OR DELIVER HIS OR HER WRITTEN DEMAND TO THE SECRETARY OF BGII AT 6601 S. BERMUDA ROAD, LAS VEGAS, NEVADA 89119. The written demand for appraisal must specify the stockholder's name and mailing address, the number of shares of BGII Common Stock owned, and that the stockholder is thereby demanding appraisal of his or her shares of BGII Common Stock. This written demand for appraisal must be in addition to and separate from any proxy or vote against the Merger. Voting will not constitute a demand for appraisal within the meaning of Section 262. Any stockholder electing to demand his or her appraisal rights will not be granted appraisal rights under Section 262 if such stockholder has either voted in favor of the Merger or consented thereto in writing (including by granting the proxy solicited by this Joint Proxy Statement/Prospectus or by returning a signed proxy without specifying a vote against the Merger or a direction to abstain from such vote). ACCORDINGLY, A VOTE IN FAVOR OF THE MERGER OR A PROXY EXECUTED WITHOUT INSTRUCTIONS WILL CONSTITUTE A WAIVER OF APPRAISAL RIGHTS. Additionally, appraisal rights will not be granted under
Section 262 if the stockholder does not continuously hold through the Effective Time the shares of BGII Common Stock with respect to which he or she demands appraisal.

  A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the BGII Certificate or Certificates. If the shares of BGII Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If the shares of BGII Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner.

  A record owner, such as a broker, who holds shares of BGII Common Stock as nominee for others, may exercise appraisal rights with respect to the shares of BGII Common Stock held for all or less than all beneficial owners of shares of BGII Common Stock to which such person is the record owner. In such case the written demand must set forth the number of shares of BGII Common Stock covered by such demand. Where the number of shares of BGII Common Stock is not expressly stated, the demand will be presumed to cover all shares of BGII Common Stock outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the taking of the vote on the Merger at the BGII Annual Meeting.

  Within 120 days after the Effective Time, either the surviving corporation in the Merger or any stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court of Chancery (the "Delaware Chancery Court") demanding a determination of the value of the shares of BGII Common Stock. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Chancery Court will determine which stockholders are entitled to appraisal rights and will appraise the shares of BGII Common Stock owned by such stockholders, determining the fair value of such shares of BGII Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Delaware Chancery Court is to take into account all relevant factors. In Weinberger v. UPO Inc., et al., decided February 1, 1983, the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts

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


which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Weinberger, the Delaware Supreme Court construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered".

  Stockholders considering seeking appraisal should have in mind that the "fair value" of their shares of BGII Common Stock determined under Section 262 could be more than, the same or less than the consideration being paid to the BGII stockholders in the Merger, and that opinions of investment banking firms as to fairness, from a financial point of view, are not opinions as to fair value under Section 262. The cost of the appraisal proceeding may be determined by the Delaware Chancery Court and taxed against the parties as the Delaware Chancery Court deems equitable in the circumstances. Upon application of a dissenting stockholder, the Delaware Chancery Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all shares of BGII Common Stock entitled to appraisal.

  Within 120 days after the Effective Time, any stockholder who has complied with the requirements for exercise of appraisal rights, as discussed above, is entitled, upon written request, to receive from the surviving corporation in the Merger a statement setting forth the aggregate number of shares not voted in favor of the Merger and with respect to which demands for appraisal have been made and the aggregate number of holders of such shares. Such statement must be mailed within 10 days after the written request therefor has been received by the surviving corporation in the Merger.

  Any stockholder who has duly demanded appraisal in compliance with Section 262 will not, from and after the Effective Time, be entitled to vote for any purpose the shares of BGII Common Stock subject to such demand or to receive payment of dividends or other distributions on such shares of BGII Common Stock, except for dividends or distributions payable to stockholders of record at a date prior to the Effective Time.

  At any time within 60 days after the Effective Time, any stockholder shall have the right to withdraw his or her demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw his or her demand for appraisal only with the consent of the surviving corporation in the Merger. If no petition for appraisal is filed with the Delaware Chancery Court within 120 days after the Effective Time, stockholders' rights to appraisal shall cease. Inasmuch as Alliance will have no obligation to cause the surviving corporation in the Merger to file such a petition, and has no present intention to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Chancery Court demanding appraisal may be dismissed without the approval of the Delaware Chancery Court, and such approval may be conditioned upon such terms as the Delaware Chancery Court deems just.

                   MATERIAL FEDERAL INCOME TAX CONSEQUENCES

  The following is a description of the material Federal income tax consequences of the Merger to the holders of BGII Common Stock. The description is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations thereunder, current administrative rulings and court decisions, all of which are subject to change (possibly on a retroactive basis) and any such change could affect the continuing validity of this description. The Federal income tax description set forth below may not be applicable to certain classes of taxpayers, including insurance companies, securities dealers, financial institutions, foreign persons, persons who acquired shares of BGII Common Stock pursuant to the exercise of employee stock options or rights or otherwise as compensation and persons in special situations such as those who hold BGII Common Stock as part of a hedging or conversion transaction or straddle. Holders of BGII Common Stock are urged to consult their tax advisors as to their respective personal tax situations including the applicability and effect of state, local and other tax laws.

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

  In the Merger, holders of BGII Common Stock generally will recognize capital gain or loss equal to the difference between (x) the tax basis for the BGII Common Stock surrendered and (y) the sum of (i) the cash received, including cash received in lieu of fractional shares plus (ii) the fair market value of the Alliance Common Stock received plus (iii) the fair market value of the Series B Special Stock received. The fair market value of each share of Alliance Common Stock or Series B Special Stock received by a holder of BGII Common Stock will equal the mean between the highest and lowest quoted selling prices of the Alliance Common Stock or Series B Special Stock on the date of the Effective Time (which value may not equal the value used to determine the number of Alliance Common Stock shares or shares of Series B Special Stock to be received in the Merger). Holders must determine gain or loss separately for each block of shares of BGII Common Stock (i.e., shares of BGII Common Stock acquired at the same cost in a single transaction) exchanged pursuant to the Merger. The capital gain or loss will be long-term if, as of the Effective Time, the shares had been held by a holder of BGII Common Stock for more than one year and will be short-term if, as of the Effective Time, the shares were held by a holder of BGII Common Stock for one year or less. Short-term capital gain is subject to a maximum marginal federal income tax rate of 39.6%. For individuals, long-term capital gain is currently subject to a maximum marginal federal income tax rate of 28%. The current maximum long-term capital gain rate for corporations is 35%. Legislation passed by the Congress and vetoed by the President would, if eventually enacted, reduce the individual long-term capital gain tax rate to a maximum of 19.8%. The proposed effective date of the pending legislation precedes the expected Effective Time.

  Any shares of Alliance Common Stock or Series B Special Stock received by a holder of shares of BGII Common Stock in exchange for shares of BGII Common Stock will have a tax basis equal to the fair market value of each share of Alliance Common Stock or share or fraction thereof of Series B Special Stock received by the stockholder at the Effective Time. The holders of shares of BGII Common Stock will commence a new holding period on the day after the Effective Time for any share of Alliance Common Stock or share or fraction of a share of Series B Special Stock received in the Merger.

  Holders of Series B Special Stock will recognize ordinary income upon the payment of a dividend (to the extent of Alliance's current or accumulated earnings and profits) of additional shares of Series B Special Stock equal to the fair market value of such additional shares. The fair market value of each share of Series B Special Stock paid as a dividend will equal the mean between the highest and lowest quoted selling prices of Series B Special Stock on the date of payment. A distribution in excess of Alliance's current and accumulated earnings and profits will be a tax free return of capital to the extent of a holder's tax basis in the Series B Special Stock, and thereafter, capital gains income. The capital gain will be long-term if, as of the date of payment, the shares had been held by a holder of the Series B Special Stock for more than one year, and will be short-term if, as of the date of payment, the shares had been held by a holder of Series B Special Stock for one year or less.

  THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH STOCKHOLDER IS URGED TO CONSULT HIS, HER OR ITS TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO THE STOCKHOLDER OF THE PROPOSED MERGER, INCLUDING FEDERAL, STATE AND LOCAL TAX CONSEQUENCES.

  For a discussion of the federal income tax consequences of compensation payable in connection with the Merger, see "BGII Plans and Amendments" and "BGII Executive Officers and Executive Compensation--Employment Contracts, Retirement Plans and Change-in-Control Arrangements."

  The foregoing description of the material federal income tax consequences of the Merger to the stockholders of BGII is qualified in its entirety by reference to the opinion of Milbank, Tweed, Hadley & McCloy attached as an exhibit to the Registration Statement.

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

                  CERTAIN PROVISIONS OF THE MERGER AGREEMENT

  The following is a summary of the material provisions of the Merger Agreement not summarized elsewhere in this Proxy Statement/Prospectus. A copy of the Merger Agreement is attached as Annex I to this Proxy
Statement/Prospectus and is incorporated herein by reference. The following summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

PROCEDURE FOR EXCHANGE OF BGII CERTIFICATES

  As soon as practicable after the Effective Time, Alliance will cause American Stock Transfer & Trust Company, in its capacity as Exchange Agent (the "Exchange Agent"), to mail to each BGII stockholder a letter of transmittal and instructions for use in effecting the surrender of certificates representing shares of BGII Common Stock outstanding immediately prior to the Effective Time (the "BGII Certificates") in appropriate and customary form. Upon surrender of a BGII Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly and properly executed, the holder of such BGII Certificate will be entitled to receive in exchange therefor a certificate (the "Alliance Certificate") representing the Share Consideration and the Cash Consideration which such holder has a right to receive in respect of the shares of BGII Common Stock formerly evidenced by such BGII Certificate, together with any dividends and other distributions payable to such holder and cash in lieu of fractional shares of Alliance Common Stock as described below, and the BGII Certificate so surrendered will be cancelled. Until surrender, each BGII Certificate will, at and after the Effective Time, be deemed to represent only the right to receive, upon surrender of such BGII Certificate, the Merger Consideration with respect to the shares of BGII Common Stock represented thereby, together with any dividend and other distributions payable to such holder as described below, but subject to the payment of cash in lieu of fractional shares of Alliance Common Stock as described below. Shares of Alliance Common Stock and shares of Series B Special Stock issued in the Merger will be issued and be deemed to be outstanding as of the Effective Time. If any Alliance Certificate is to be issued in a name other than that in which the BGII Certificate surrendered in exchange therefor is registered or any cash payment is to be paid other than to the registered holder of the BGII Certificate so surrendered, it will be a condition to such exchange and/or payment, as the case may be, that the BGII Certificate so surrendered be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange and/or payment, as the case may be, pay any transfer or other taxes required by reason of the issuance of such Alliance Certificate, in the name other than that of, and/or payment to a person other than, as the case may be, the registered holder of the BGII Certificate so surrendered.

  No fraction of a share of Alliance Common Stock will be issued in the Merger. In lieu of any such fractional shares, each holder of BGII Common Stock upon surrender of a BGII Certificate for exchange will be paid an amount in cash (without interest), rounded to the nearest cent, determined by multiplying (i) the per share closing price on the NASDAQ of Alliance Common Stock on the date of the Effective Time by (ii) the fractional interest of Alliance Common Stock to which such holder would otherwise be entitled (after taking into account all shares of BGII Common Stock held of record by such holder at the Effective Time). Fractional shares of Series B Special Stock will be issued in connection with the Merger. While fractional shares of Series B Special Stock will be issued in the Merger, holders of such fractional shares will not be able to trade such fractional shares on NASDAQ NMS.

  No dividends or other distributions declared or made with respect to Alliance Common Stock or Series B Special Stock with a record date on or after the Effective Time will be paid to the holder of a BGII Certificate entitled by reason of the Merger to receive an Alliance Certificate until such holder surrenders such BGII Certificate.

  Neither BGII nor Alliance shall be liable to any BGII stockholder for any Merger Consideration or cash in lieu of fractional shares properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.


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

  The stock transfer books of BGII shall be closed as of the Effective Time, and thereafter there shall be no further registration of transfers of shares of BGII Common Stock that were outstanding prior to the Effective Time.

  BGII STOCKHOLDERS SHOULD NOT FORWARD THEIR STOCK CERTIFICATES TO THE EXCHANGE AGENT WITHOUT A LETTER OF TRANSMITTAL AND SHOULD NOT RETURN THEIR STOCK CERTIFICATES WITH THE ENCLOSED PROXY CARD.

CERTAIN REPRESENTATIONS AND WARRANTIES

  The Merger Agreement contains various representations and warranties of Alliance and BGII relating to, among other things, the following matters (which representations and warranties are subject, in certain cases, to specified exceptions): (i) the due organization, valid existence and good standing, and similar corporate matters with respect to, each of Alliance, the Merger Subsidiary, BGII, each subsidiary of Alliance (the "Alliance Subsidiaries") and each subsidiary of BGII (the "BGII Subsidiaries"); (ii) the authorization, execution, delivery, performance by and enforceability of the Merger Agreement and the transactions contemplated thereby; (iii) the absence of any governmental or regulatory authorization, consent or approval required to consummate the Merger, other than as disclosed; (iv) the absence of any (a) conflict with such party's charter or by-laws, (b) violation of applicable law, gaming licenses, permits, registrations or other approvals or (c) conflict with certain contracts, other than as disclosed; (v) each of Alliance's and BGII's capital structure; (vi) the ownership of the capital stock of, and all other ownership interest in, each BGII Subsidiary; (vii) reports and other documents filed with the Commission and other regulatory authorities and the accuracy of the information contained therein; (viii) the absence of certain changes or events having a material adverse effect on the business, results of operations, financial conditions or assets of Alliance, any Alliance Subsidiary, BGII or any BGII Subsidiary; (ix) certain tax matters and the payment of taxes; (x) the qualification, operation and liability under certain employee benefit plans of Alliance and the Alliance Subsidiaries or BGII and the BGII Subsidiaries; (xi) the absence of material pending or threatened litigation; (xii) certain environmental matters; (xiii) the right to use all material patents, copyrights, trademarks and trade names; (xiv) compliance with applicable law; (xv) the absence of any brokerage, finder's or investment banker fee due in connection with the Merger (except, in the case of Alliance to Donaldson, Lufkin & Jenrette Securities Corporation and GSI and, in the case of BGII, to Ladenburg); (xvi) the opinion of BGII's financial advisor as to the fairness of the financial terms of the Merger to the BGII stockholders; and (xvii) gaming regulatory authority in order to conduct the business of the respective parties.

CONDUCT OF BUSINESS PENDING THE MERGER

  BGII has agreed that prior to the Effective Time, unless Alliance shall otherwise agree in writing, BGII shall, and shall cause the BGII Subsidiaries to, use their reasonable best efforts to carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as previously conducted. In addition, BGII shall, and shall cause the BGII Subsidiaries to, use their reasonable best efforts to preserve intact their present business organizations, maintain their current licenses and permits, keep available the services of their present officers and key employees and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their goodwill and on-going businesses shall be unimpaired at the Effective Time, except such impairment as would not have a material adverse effect on BGII. BGII also agreed to, and to cause the BGII Subsidiaries to, use their reasonable best efforts to, (i) maintain insurance coverages and its books, accounts and records in the usual manner consistent with prior practices; (ii) comply in all material respect with all laws, ordinances and regulations of governmental entities applicable to BGII and the BGII Subsidiaries; (iii) maintain and keep its properties and equipment in good repair, working order and condition, ordinary wear and tear excepted; and (iv) perform in all material respects its obligations under all contracts and commitments to which it is a party or by which it is bound.

  BGII further agreed that, except as required or permitted by the Merger Agreement, BGII will not and will not propose to (i) sell or pledge or agree to sell or pledge any capital stock owned by it in any BGII Subsidiary,

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

(ii) amend its Certificate of Incorporation or By-laws, or, except as by court order, hold any meeting of stockholders or (other than in opposition to a third party solicitation) solicit any stockholder action by written consent,
(iii) split, combine or reclassify its outstanding capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of BGII, or declare, set aside or pay any dividend or other distribution payable in cash, stock or property or (iv) directly or indirectly redeem, purchase or otherwise acquire or agree to redeem, purchase or otherwise acquire any shares of BGII capital stock. In addition, BGII agreed that it will not, nor will it permit any BGII Subsidiary to, (i) except as required or permitted by the Merger Agreement, issue, deliver or sell or agree to issue, deliver or sell any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class or incur any liability in respect of (a) borrowed money, (b) capitalized lease obligations, (c) deferred purchase price of property or services (other than trade payables in the ordinary course) and (d) guarantees of any of the foregoing ("Indebtedness") (other than pursuant to existing lines of credit for use in the ordinary course of business and consistent with past practices) or any option, rights or warrants to acquire, or securities convertible into, shares of capital stock other than issuances of BGII Common Stock disclosed to Alliance in the Merger Agreement; (ii) except as required or permitted by the Merger Agreement, acquire, lease or dispose or agree to acquire, lease or dispose of any capital assets or any other assets other than in the ordinary course of business; (iii) incur additional Indebtedness or encumber or grant a security interest in any asset or enter into any other transaction other than in each case in the ordinary course of business; (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, except that BGII may create new wholly-owned subsidiaries in the ordinary course of business; or (v) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

  BGII further agreed in the Merger Agreement that it will not, nor will it permit any BGII Subsidiary to, except as permitted by the Merger Agreement or required to comply with applicable law or the Merger Agreement or pursuant to the terms of existing agreements that were not required to be disclosed pursuant to the Merger Agreement, (i) adopt, enter into, terminate or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or other BGII compensation plan, agreement, trust, fund or other arrangement for the benefit or welfare of any director, officer or current or former employee, (ii) increase in any manner the compensation or fringe benefit of any director or officer or of any employee (except, with respect to employees, for normal increases in the ordinary course of business that are consistent with past practice and that, in the aggregate, do not result in a material increase in benefits or compensation expense to BGII and any BGII Subsidiary relative to the level in effect prior to such amendment), (iii) pay any benefit not provided under any existing compensation plan or arrangement, (iv) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement (including, without limitation, the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder), (v) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or BGII compensation plan other than in the ordinary course of business consistent with past practice or
(vi) adopt, enter into, amend or terminate any contract, agreement, commitment or arrangement to do any of the foregoing, provided, however, that nothing contained in the Merger Agreement shall prevent BGII or any BGII Subsidiary from paying any bonus to or increasing the compensation of any employee in accordance with the terms of any employment agreement for such employee that was provided to Alliance prior to the date of the Merger Agreement.

  BGII also agreed that prior to the Effective Time, (i) BGII shall provide to Alliance within 45 days after the end of each month such financial statements as are customarily prepared by BGII on a monthly basis and shall provide to Alliance, as promptly as practicable, such summary financial information as is customarily provided to the Chairman and Chief Executive Officer and Chief Financial Officer of BGII; (ii) BGII and each BGII Subsidiary shall consult with Alliance on a regular basis with respect to all operating decisions which could be expected to result in a material change in the business of BGII or any BGII Subsidiary as presently operated or which are not in the ordinary course of business; (iii) BGII and each BGII Subsidiary shall permit representatives of Alliance and prospective providers of financing to have full and unrestricted access to such information, documents, facilities and personnel as they may from time to time request; and (iv) BGII will provide reasonable cooperation in helping Alliance obtain the financing referred to below under "Conditions to Consummation of the Merger".

  Alliance has agreed that prior to the Effective Time, unless BGII shall otherwise agree in writing except as otherwise required by the Merger Agreement, Alliance shall, and shall cause the Alliance Subsidiaries to, use their reasonable best efforts to preserve their relationships with customers, suppliers and others having business dealings with them and maintain their current licenses and permits to the end that their goodwill and on-going businesses shall be unimpaired at the Effective Time, except such impairment as would not have a material adverse effect on Alliance. In addition, Alliance agreed that it shall, and shall cause the Alliance Subsidiaries to use their reasonable best efforts to (i) maintain insurance coverage and its books, accounts and records in the usual manner consistent with prior practices; (ii) comply in all material respects with all laws, ordinances and regulations of governmental entities applicable to Alliance and the Alliance Subsidiaries;
(iii) maintain and keep its properties and equipment in good repair, working order and condition, ordinary wear and tear excepted; and (iv) perform in all material respects its obligations under all contracts and commitments to which it is a party or by which it is bound, in each case other than where the failure to so maintain, comply or perform, either individually or in the aggregate, would result in a material adverse effect on Alliance. Alliance also agreed that it would not (i) amend any of the material terms or provisions of the Alliance Common Stock; (ii) take any action that would result in the failure to maintain the trading of Alliance Common Stock on NASDAQ; or (iii) declare or pay any dividend or distribution on any outstanding shares of its capital stock.

  Alliance also agreed that prior to the Effective Time, (i) Alliance shall provide to BGII within 25 days after the end of each month such financial statements as are customarily prepared by Alliance on a monthly basis; (ii) Alliance and each Alliance Subsidiary shall promptly advise BGII of developments which could be expected to result in a material change in the business of Alliance or any Alliance Subsidiary as presently operated; and
(iii) subject to Alliance's contractual obligations to maintain confidentiality of certain agreements to which Alliance or any Alliance Subsidiary is a party, Alliance and each Alliance Subsidiary shall permit representatives of BGII to have access to such information, documents, facilities and personnel as BGII may from time to time request.

  Each of Alliance and BGII agreed to promptly give written notice to the other party upon becoming aware of the occurrence or, to its knowledge, impending or threatened occurrence, of any event which would cause or constitute a breach of any of its representations, warranties or covenants contained or referenced in the Merger Agreement and to use all reasonable efforts to prevent or promptly remedy the same.

ADDITIONAL AGREEMENTS

  Securities Filings. Alliance and BGII have agreed to cooperate in the preparation of certain required registrations and filings with the Commission and Alliance has agreed to file the Registration Statement and take appropriate steps to have the Registration Statement be declared effective by the Commission and to obtain all necessary state securities laws or "Blue Sky" permits or approvals which may be required. Alliance has also agreed to promptly prepare and file with the SEC a registration statement covering the sale of at least $25,000,000 (valued at the liquidation value thereof) of Series B Special Stock, and BGII has agreed to cooperate therewith.

  Alternative Proposals. BGII agreed that, prior to the Effective Time, (i) neither it nor any of the BGII Subsidiaries shall, and it shall use reasonable efforts to cause its officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of the BGII Subsidiaries) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, BGII or any BGII Subsidiary (any such proposal or offer being hereinafter referred to as an "Alternative Proposal") or engage in any

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negotiations or enter into any agreement concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Alternative Proposal, or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal, (ii) it shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the execution of the Merger Agreement with respect to any of the foregoing, and it shall take the necessary steps to inform the individuals or entities referred to above of the obligations undertaken in the Merger Agreement with respect thereto and (iii) it shall notify Alliance as promptly as practicable if any such inquiries or proposals are received by, any such requested from, or any such negotiations or discussions are sought to be initiated or continued with, it; provided, however, that nothing contained in the Merger Agreement shall prohibit the Board of Directors of BGII from (a) after notice to Alliance, furnishing information to, or entering into negotiations or discussions with, any person or entity that makes an unsolicited bona fide Alternative Proposal if the Board of Directors of BGII determines in good faith, after consultation with counsel, that the failure to do so could reasonably be deemed a breach of its fiduciary duties under applicable law, (b) failing to make, withdrawing, modifying or changing the recommendation referred to the BGII stockholders, the approval and adoption of the Merger Agreement if the Board of Directors of BGII determines in good faith, after consultation with counsel, that making such recommendation, or the failure to withdraw, modify or change such recommendation, could reasonably be deemed a breach of its fiduciary duties under applicable law, (c) recommending to the BGII stockholders an Alternative Proposal that the Board of Directors of BGII determines in good faith, after consultation with its financial advisor, is likely to be more favorable, from a financial point of view, to the BGII stockholders, than the Merger or (d) to the extent applicable, complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Alternative Proposal.

  Indemnification of Directors and Officers. Alliance and BGII have agreed in the Merger Agreement that the provisions of the Certificate of Incorporation of the surviving corporation with respect to indemnification on the date of the Merger Agreement shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at that date of the Merger Agreement were directors or officers of BGII in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement), unless such modification is required by law. Alliance has agreed to indemnify the directors and officers of BGII to the maximum extent permitted by law against all loss, cost and expense reasonably incurred by them as a result of the termination of the WMS Agreement following the date of the Merger Agreement until its termination (and unless the Merger Agreement is terminated by Alliance on the basis of certain material breaches by BGII, thereafter). Without limiting the obligations under the previous sentence, for a period of six years after the Effective Time, the surviving corporation will maintain in effect insurance policies, covering the directors and officers of BGII immediately prior to the Effective Time, for claims made within such six-year period with respect to directors' and officers' liability for activities taken or not taken on or prior to the Effective Time, such policies to be comparable in all material respects (including dollar amount and scope of coverage) to the policies maintained by BGII for such purpose on the execution of the Merger Agreement. Alliance's indemnity obligations as described above are conditioned upon the indemnitees' granting Alliance the rights to defend and settle claims, their reasonable cooperation with Alliance in connection with such claims as described in the Merger Agreement and on their using commercially reasonable efforts to contest any liability and to recover under applicable insurance policies (to which recovery Alliance is subrogated).

  Registration Rights. Alliance agreed to use its reasonable best efforts to cover in the Registration Statement resales of Alliance Common Stock and Series B Special Stock issued in the Merger by individuals who immediately prior to the effective time were directors or executive officers of BGII, including without limitation shares issued to such persons pursuant to severance or termination agreements.

CONDITIONS TO CONSUMMATION OF THE MERGER

  The obligations of Alliance and BGII to consummate the Merger are subject to the satisfaction of, or where legally permissible, waiver of, various conditions, including (i) the effectiveness of the Registration Statement

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

and the absence of any stop order suspending the effectiveness thereof and any proceedings for that purpose initiated or, to the knowledge of Alliance or BGII, threatened by the Commission; (ii) the approval and adoption of the Merger Agreement and the Merger by the requisite vote of the BGII stockholders and the Alliance stockholders; (iii) no governmental entity or Federal or state court having competent jurisdiction having enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which materially restricts, prevents or prohibits consummation of the Merger or any transaction contemplated by the Merger Agreement; provided, however, that the parties have agreed to use their reasonable best efforts to cause any such decree, judgment, injunction or other order to be vacated or lifted; (iv) Alliance obtaining $150,000,000 of financing on commercially reasonable terms, with such financing including (A) the sale for cash pursuant to a registered public offering of Series B Special Stock (which may not be sold as part of a unit with any other security) in which Alliance receives gross proceeds, prior to payment of underwriter spreads and commissions, of at least $15,000,000 and (B) at least $100,000,000 of bank debt, other indebtedness having a term of at least four years and/or equity of any type (provided that any preferred stock shall not be redeemable other than at the option of Alliance for at least four years); and (v) other than the filing of the Certificate of Merger in accordance with the DGCL, all licenses, permits, registrations, authorizations, consents, waivers, orders or other approvals required to be obtained from and all filings, notices or declarations required to be made, by Alliance or any Alliance Subsidiary, and BGII or any BGII Subsidiary, in order to consummate the Merger and the transactions contemplated by the Merger Agreement having been obtained from, and made with, all required governmental entities, without any material condition thereto.

  The obligations of Alliance to effect the Merger and the transactions contemplated by the Merger Agreement are also subject to the following conditions: (i) each of the representations and warranties of BGII contained in the Merger Agreement being true and correct as of the Effective Time, except (a) for changes specifically permitted by the Merger Agreement and (b) that those representations and warranties which address matters only as of a particular date are required to remain true and correct as of such date; (ii) BGII having performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the Effective Time; (iii) BGII having entered into amendments to the employment agreements with each of Richard Gillman and Neil Jenkins in form and content satisfactory to Alliance and such individuals;
(iv) no event shall have occurred which would have a material adverse effect on the business, results of operation, financial condition, properties or assets of BGII and the BGII Subsidiaries, taken as a whole; (v) receipt by BGII of all third party consents which may be required to avoid the breach of any material agreements to which BGII or any BGII Subsidiary is a party, including consents of lessors, in order to consummate the Merger and the transactions contemplated by the Merger Agreement; and (vi) all licenses, permits, registrations, authorizations, consents, waivers, orders or other approvals required to be obtained from, and filings, notices or declarations required to be made with, the States of Nevada, New Jersey, Mississippi and Louisiana in order to permit BGII and any BGII Subsidiary to conduct its business in the foregoing jurisdictions after the Effective Time in the same manner as conducted by it prior to the Effective Time shall have been obtained or made.

  The obligations of BGII to effect the Merger and the transactions contemplated by the Merger Agreement are also subject to the following conditions: (i) each of the representations and warranties of Alliance contained in the Merger Agreement being true and correct as of the Effective Time, except (a) for changes specifically permitted by the Merger Agreement and (b) that those representations and warranties which address matters only as of a particular date are required to remain true and correct as of such date; (ii) Alliance having performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the Effective Time; (iii) Alliance having used reasonable commercial efforts to (x) complete the sale on reasonable commercial terms, pursuant to a registered public offering, of at least $25,000,000 liquidation value of Series B Special Stock at or prior to the Effective Time and (y) cause the Series B Special Stock to be listed on a national securities exchange or quoted on NASDAQ as promptly as practicable if the criteria for such listing or qualification are satisfied; (iv) no event having occurred which would have a material adverse effect on the business, results of operation, financial condition, properties

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

or assets of Alliance and the Alliance Subsidiaries, taken as a whole; (v) receipt by Alliance of all third party consents which may be required to avoid the breach of any material agreements to which Alliance or any Alliance Subsidiary is a party, including consents of lessors, in order to consummate the Merger and the transactions contemplated by the Merger Agreement; and (vi) all licenses, permits, registrations, authorizations, consents, waivers, orders or other approvals required to be obtained from, and filings, notices or declarations required to be made with, the State of Nevada and the State of Mississippi, in order to permit Alliance and any Alliance Subsidiary to conduct its business in the foregoing jurisdictions after the Effective Time in the same manner as conducted by it prior to the Effective Time shall have been obtained or made.

  BGII has not identified any entity with which it would pursue a strategic business combination in the event of termination of the Merger Agreement. It is unlikely that BGII would enter into a business combination transaction since the marketplace has been aware of BGII's interest in a possible business combination transaction and no parties other than WMS and Alliance have made bids for BGII. Accordingly, if the Merger is not approved or consummated for some other reason, BGII would most likely continue as an independent company.

TERMINATION

  The Merger Agreement may be terminated at any time prior to the Effective Time by mutual consent of Alliance and BGII, or by either party if (i) any governmental entity whose approval is required for consummation of the Merger denies approval of the Merger and such denial becomes final and nonappealable,
(ii) the Effective Time shall not have occurred at or before 11:59 p.m. New York time on May 3, 1996; provided, however, the right to terminate the Merger Agreement pursuant to clause (i) or (ii) above shall not be available for any party whose failure to fulfill any of its obligations under the Merger Agreement has been the cause of or resulted in the occurrence of any of the events described in clauses (i) or (ii) above, (iii) its stockholders do not approve the Merger at its Meeting or (iv) the other party has breached any representation, warranty, covenant or agreement in the Merger Agreement such that the closing conditions could not be expected to be satisfied by May 3, 1996. The Merger Agreement provides, however, that no termination will become effective until all payments payable in connection with the Merger Agreement are paid.

  BGII may also terminate the Merger Agreement if (i) the BGII Board fails to make, withdraws, or modifies or changes its recommendation of the Merger based on the BGII Board's good faith determination, after consultation with counsel, that making such recommendation, or the failure to withdraw, modify or change such recommendation, could reasonably be deemed a breach of its fiduciary duties under applicable law, (ii) the BGII Board recommends to BGII stockholders an Alternative Proposal (as herein defined) that the BGII Board determines in good faith, after consultation with its financial advisors, is likely to be more favorable, from a financial point of view, to BGII's stockholders than the Merger or (iii) Alliance engages in any merger, acquisition, disposition or similar transaction with a third party which transaction requires the approval of Alliance stockholders.

  Alliance has agreed in the Merger Agreement that if the Merger Agreement is terminated by (i) BGII due to a material breach of a material agreement of Alliance, a material breach of any material representation or warranty of Alliance, or Alliance engaging in a merger, acquisition disposition or similar transaction with a third party which transaction requires the approval of Alliance stockholder; (ii) either party due to the failure of the Effective Time to occur by 11:59 p.m. New York time on May 3, 1996 other than as a result of Section 7.2.11 or 7.3.7 or (iii) Alliance due to a material breach of any material agreement (except for certain breaches which have a material adverse affect on whether the Merger will be consummated or the value of BGII to Alliance and which occurred after January 19, 1996, or prior to such date if Alliance had no knowledge of such breach as of such date) or representation or warranty (except for certain breaches which have a material adverse affect on whether the Merger will be consummated or the value of BGII to Alliance and which occurred after January 19, 1996, or prior to such date if Alliance had no knowledge of such breach as of such date) of BGII then in the case of the circumstance referred to in clauses (i) and (ii) above, for a period of a year (but if such circumstance is the failure to obtain financing primarily attributable to BGII, six months), and in the case of the circumstance

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

referred to in clause (iii), for six months, it will not acquire or agree, offer, seek or propose to acquire beneficial ownership of BGII or any of its assets or businesses, any securities issued by it or any options or rights to acquire such ownership or seek or propose to influence or control the management or policies of BGII or enter into discussions, negotiations, arrangements or understandings with respect to the foregoing. The foregoing limitations do not apply if a person commences a tender offer for, or acquires 35% of, BGII Common Stock. BGII agrees in the Merger Agreement not to enter into, and not to authorize its subsidiaries to enter into, a business combination following the termination of the Merger Agreement with any person without providing Alliance 90 days' notice thereof and an opportunity to enter into an agreement on similar terms as those described in such notice. Furthermore, if during any period in which Alliance is subject to the foregoing limitations, BGII recommends an alternate proposal to its stockholders pursuant to which a majority of BGII shares will be exchanged for less than $11.70, then such limitation will immediately cease.

EXPENSES AND TERMINATION FEES

  Under the Merger Agreement, except as described below, each party to the Merger Agreement has agreed to bear all fees and expenses incurred by such party in connection with, relating to or arising out of the negotiation, preparation, execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including, without limitation, financial advisors', attorneys', accountants' and other professional fees and expenses, except that (i) the filing fee in connection with the filing of the Registration Statement or this Proxy Statement/Prospectus with the Commission and (ii) the expenses incurred in connection with the printing and mailing of the Registration Statement and this Proxy Statement/Prospectus shall be shared equally by BGII and Alliance. See "Unaudited Pro Forma Condensed Combined Financial Statements".

  BGII has agreed in the Merger Agreement that BGII shall pay Alliance a fee of $2,800,000 if the Merger Agreement is terminated by BGII because (i) the BGII Board recommends to the BGII stockholders an Alternative Proposal that the BGII Board determines in good faith, after consultation with its financial advisors, is likely to be more favorable, from a financial point of view, to BGII's stockholders than the Merger; (ii) the BGII Board fails to make, withdraws, or modifies or changes its recommendation of the Merger based on the BGII Board's good faith determination, after consultation with counsel, that making such recommendation, or the failure to withdraw, modify or change such recommendation, could reasonably be deemed a breach of its fiduciary duties under applicable law; or (iii) BGII's stockholders do not approve and adopt the Merger Agreement at the BGII Annual Meeting and within six months after such termination by BGII a transaction occurs or is announced that would result in a change in control of BGII or the sale or other disposition by BGII of substantial assets.

  BGII has also agreed in the Merger Agreement that if the Merger Agreement is terminated other than due to a material breach of a material agreement or representation or warranty in the Merger Agreement by Alliance, the failure of Alliance's stockholders to approve and adopt the Merger Agreement or the failure of the Financing Condition not primarily attributable to BGII, within two business days after such termination, BGII shall reimburse Alliance for its out-of-pocket costs and expenses incurred in connection with the transactions contemplated by the Merger Agreement, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, the Alliance Offer and Consent Solicitation with respect to BGII, amounts paid to indemnify BGII directors and officers and any amounts paid to BGII to indemnify BGII for losses in connection with the break up fee contemplated by the WMS Agreement and financing commitment fees or expenses, up to but not in excess of the sum of $2,000,000 unless the termination occurs because (i) the BGII Board recommends to the BGII stockholders an Alternative Proposal that the BGII Board determines in good faith, after consultation with its financial advisors, is likely to be more favorable, from a financial point of view, to BGII's stockholders than the Merger; or (ii) if (a) BGII's stockholders do not approve and adopt the Merger Agreement at the BGII Annual Meeting, or (b) the BGII Board fails to make, withdraws, or modifies or changes its recommendation of the Merger based on the BGII Board's good faith determination, after consultation with counsel, that making such recommendation, or the failure to withdraw, modify or change such recommendation, could reasonably be deemed a breach of its fiduciary duties under applicable law and in either case within six

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

months after such termination by BGII a transaction occurs or is announced that would result in a change in control of BGII or the sale or other disposition by BGII of substantial assets.

  Alliance has agreed in the Merger Agreement that if the Merger Agreement is terminated by Alliance because Alliance stockholders do not approve the Merger Agreement at the Alliance Annual Meeting and prior to such termination any person shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) or the right to acquire beneficial ownership, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership, of more than 35% of the then outstanding Alliance Common Stock, within two days after such termination, Alliance shall pay to BGII a fee of $2,800,000.

  Alliance has also agreed in the Merger Agreement that if the Merger Agreement is terminated by Alliance because Alliance stockholders do not approve the Merger Agreement at the Alliance Annual Meeting and the previous paragraph is not applicable then, within two business days after such termination, Alliance shall reimburse BGII for its out-of-pocket costs and expenses incurred in connection with the transactions contemplated by the Merger Agreement and the Alliance Offer, including, without limitation, fees and disbursements of counsel, financial advisors and accountants.

  Alliance has also agreed to indemnify BGII against any amount (not in excess of $4,800,000) paid by BGII pursuant to provisions in the WMS Agreement providing for a break-up fee upon termination of such agreement. If the Merger Agreement is terminated in circumstances where Alliance is entitled to receive the $2,800,000 fee referred to above, this indemnity ceases and BGII must refund any amounts received under this provision.

AMENDMENT AND WAIVER

  Subject to applicable law, the Merger Agreement may be amended by action taken by or on behalf of the respective Boards of Directors of Alliance or BGII at any time prior to the Effective Time; provided, however, that after approval of the Merger by the stockholders of BGII, no amendment which under applicable law may not be made without the approval of the stockholders of BGII may be made without such approval. In the event that the Merger Agreement is amended in any material respect after the mailing of this Proxy Statement/Prospectus and before approval by the BGII stockholders, Alliance and BGII intend to amend this Proxy Statement/Prospectus as required by applicable law and distribute such amended Proxy Statement/Prospectus or other information which is suitable to comply with law. BGII and Alliance do not intend to furnish stockholders with new proxy cards if such an event occurs. In such case, stockholders may obtain additional proxy cards in the case of BGII, from BGII at Bally Gaming International, Inc., 6601 S. Bermuda Road, Las Vegas, NV 89119 (telephone number (702) 896-7700 and fax number (702) 896-
7990), Attention: Neil Jenkins, Executive Vice President and Secretary or BGII's proxy solicitor, MacKenzie Partners, 156 Fifth Avenue, New York, New York 10010, (telephone number (800) 322-2885) and in the case of Alliance, from Alliance Gaming Corporation, 4380 Boulder Highway, Las Vegas, NV 89121 (telephone number (702) 435-4200 and fax number (702) 435-7788), Attention:
John W. Alderfer, Chief Financial Officer.

  At any time prior to the Effective Time, either Alliance or BGII may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement or in any document delivered pursuant thereto and (iii) waive compliance by the other party with any of the agreements or conditions contained therein.

                     DESCRIPTION OF ALLIANCE CAPITAL STOCK

  Alliance's Articles of Incorporation, as amended (the "Articles of Incorporation"), authorize the issuance of 185,000,000 shares of capital stock, of which 175,000,000 shares are designated as Common Stock, par value $0.10 per share, and 10,000,000 shares are designated as Special Stock, par value $0.10 per share ("Special

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


Stock"). As of March 4, 1996, 12,987,483 shares of Alliance Common Stock were issued and outstanding and no shares of Special Stock were issued and outstanding.

COMMON STOCK

  Holders of Alliance Common Stock are entitled to cast one vote per share on all matters on which Alliance's stockholders are entitled to vote. The number of votes required to take any action by Alliance's stockholders are as provided in the NGCL or the Alliance Articles of Incorporation. Holders of Alliance Common Stock are not entitled to cumulate their votes. Holders of Alliance Common Stock are entitled to receive dividends when and as declared by the Alliance Board out of funds legally available for the payment thereof. The Articles of Incorporation provide that once the subscription price or par value of any share of Alliance Common Stock has been paid in, such share shall be non-assessable and shall not be subject to assessment to pay the debts of Alliance. Subject to any preferential rights which may be granted to holders of series of Special Stock, holders of Alliance Common Stock are entitled to share ratably in all assets of Alliance that are legally available for distribution to its stockholders in the event of its liquidation or dissolution. Holders of Alliance Common Stock have no preemptive rights nor are there any subscription, redemption or conversion privileges associated with the Alliance Common Stock.

SPECIAL STOCK

  The Articles of Incorporation provide that the Special Stock may be issued from time to time upon such terms and conditions and for such consideration as may be provided by the Alliance Board. The Special Stock may be issued in one or more series, each series to have such designations, rights, preferences and privileges as may be determined by the Board at the time of issuance. Alliance has no current intention to issue any series of Special Stock with the exception of the Series B Special Stock as described herein.

DESCRIPTION OF SERIES B SPECIAL STOCK

  The Alliance Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of Special Stock and Qualifications, Limitations and Restrictions Thereof (the "Certification of Designations") of the 15% Non-Voting Junior Special Stock, Series B (the "Series B Special Stock"), which is attached as Annex VII hereto, provides that holders of shares of Series B Special Stock are entitled to receive semi-annual dividends, as and when declared by the Alliance Board in an amount per share equal to $7.50 payable in cash, except that the Company may at its option pay such dividends accruing through the first Dividend Payment Date (as defined below) occurring next after the seventh anniversary of the Effective Time in whole or in part in additional shares of Series B Special Stock (or fractions thereof) in an amount equal to such dividend, with each share of Series B Special Stock valued at $100 (the "Liquidation Value"), provided that after the first Dividend Payment Date (as defined below) occurring next after the fifth anniversary of the Effective Time the portion of any such dividend that may be so paid is limited to $4.00. Dividends are payable on the first day in each year of the first and seventh months of each year following the date of initial issuance beginning on the first day of the seventh month following the date of initial issuance or such other dates as set by the Alliance Board (each a "Dividend Payment Date"). Dividends are cumulative and will accrue from and after the date of initial issuance. Dividends payable for any partial dividend period (including the period from the date of initial issuance until the first day of the month next following the month in which the date of initial issuance occurred) will be computed on the basis of the actual days elapsed in such period over a year of 365 or 366 days. Unless all dividends are paid on the Series B Special Stock that have accrued and is continuing, no dividend or other distribution can be paid to holders of any equity security ranking junior to the Series B Special Stock and no shares of such junior security can be purchased or redeemed by Alliance. Alliance currently expects that so long as shares of the Series B Special Stock remain outstanding, it will, subject to the terms thereof, pay dividends accruing thereon through the first dividend payment date occurring after the seventh anniversary of the Effective Time in additional shares of such stock.


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

  Upon liquidation, the holders of shares of Series B Special Stock are entitled (subject to prior preferences and other rights of any senior equity securities and on a parity with other securities ranking equally) to be paid out of assets of Alliance in cash or property valued at its fair market value (as determined in good faith by the Alliance Board) an amount equal to the Liquidation Value plus an amount equal to all accrued and unpaid dividends and distributions thereon. While Alliance has the ability to issue equity securities ranking senior in right of payment to the Series B Special Stock, it does not presently intend to issue any such securities. Therefore, immediately following the Merger, no equity security will be senior to the Series B Special Stock and only the Alliance Common Stock will be junior to the Series B Special Stock.

  The Series B Special Stock has no voting rights except as required by law and except in the case where dividends payable on shares of the Series B Special Stock have been in arrears for three consecutive dividend payment dates, at which time the number of directors constituting the Alliance Board will be increased by two and the holders of shares of Series B Special Stock will have the right, voting separately as a class, to elect two directors to the Alliance Board until all dividends accumulated on such shares have been paid or set apart for payment in full. The Series B Special Stock has no other voting rights.

  Alliance may at its option redeem all, or any number less than all, of the outstanding shares of Series B Special Stock at any time at a price per share equal to the Liquidation Value per share plus an amount equal to all accrued and unpaid dividends and distributions thereon to the date of redemption. Alliance is required to redeem at the above mentioned price all of the outstanding shares of Series B Special Stock by the eighth anniversary of the date of issuance. If Alliance fails to redeem such shares by that date, then the number of directors constituting the Alliance Board will be increased by two and the holders of the shares of Series B Special Stock, voting as a class, will have the right to elect two directors to the Alliance Board until all such shares are redeemed. The total number of directors which the holders of Series B Special Stock shall have the right to elect may not exceed two. Dividends on such shares will continue to accrue, and no dividend or distribution can be paid to holders of any equity security ranking junior to the Series B Special Stock and no shares of such equity securities can be purchased or redeemed by Alliance, until the date of redemption. Holders of the Series B Special Stock have no other remedy than those described above if Alliance fails to redeem all the outstanding shares of Series B Special Stock on such date.

  Fractional shares of Series B Special Stock will entitle the holder to receive dividends and distributions and to exercise voting rights in proportion to the fractional holding.

  The Series B Special Stock shall have the terms set forth above; provided that if the Series B Special Stock is sold to the public at terms more favorable than those summarized above, the Series B Special Stock will be issued on such more favorable terms.

  Alliance has applied for NASDAQ NMS quotation for the Series B Special
Stock.

                       COMPARISON OF STOCKHOLDER RIGHTS

  Upon consummation of the Merger, the stockholders of BGII will become stockholders of Alliance and their rights will be governed by Alliance's Articles of Incorporation and Bylaws, which differ in certain material respects from BGII's Articles of Incorporation and Bylaws. The rights of former BGII stockholders, as stockholders of Alliance, will be governed by the NGCL instead of by the DGCL. Nevada is the jurisdiction of incorporation of Alliance and Delaware is the jurisdiction of incorporation of BGII. The material differences between the current rights of BGII stockholders and the rights of holders of Alliance Common Stock following consummation of the Merger are described below. The following discussion applies only to the rights of holders of Alliance Common Stock. The rights of holders of Series B Special Stock are described above under "Description of Alliance Capital Stock."

  The following comparison of the NGCL and Alliance's Articles of Incorporation and Bylaws, on the one hand, and the DGCL and BGII's Certificate of Incorporation and Bylaws, on the other, is not intended to be complete and is qualified in its entirety by reference to Alliance's Articles of Incorporation and Bylaws and BGII's Certificate of Incorporation and Bylaws. Copies of Alliance's Articles of Incorporation and Bylaws are available for inspection at the offices of Alliance and copies will be sent to the holders of BGII Common Stock or Alliance Common Stock upon request to:
David D. Johnson, Senior Vice President, General Counsel and Secretary, Alliance Gaming Corporation, 4380 Boulder Highway, Las Vegas, NV 89121, facsimile number (702) 454-0478. Copies of BGII's Certificate of Incorporation and Bylaws are available for inspection at the principal executives offices of BGII and copies will be sent to holders of BGII Common Stock upon request to Neil Jenkins, Secretary, Bally Gaming International, Inc., 6601 S. Bermuda Road, Las Vegas, NV 89119.

  Directors. Alliance's Bylaws provide that the number of directors constituting the Alliance Board will be fixed from time to time by resolution of the Alliance Board, and that the number of directors may not be less than three nor more than nine. Alliance's bylaws further provide that the directors shall be classified into three classes of directors each serving three-year terms. The Alliance Board currently consists of six directors. BGII's Bylaws provide that the number of directors constituting the BGII Board will be fixed from time to time by resolution of the BGII Board, and that the number of directors may not be less than three. The BGII Board currently consists of seven directors.

  Election of Directors. Alliance's Bylaws provide that directors are elected by the affirmative vote of a plurality of the shares of Alliance Common Stock present in person or by proxy at the annual meeting at which such election will occur. BGII's Bylaws provide that directors are elected by a majority vote of the shares of BGII Common Stock present in person or by proxy at the meeting at which such election will occur.

  Removal of Directors; Filling Vacancies on the Board of Directors. Under the NGCL, any director may be removed from office upon the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote thereon. Alliance's Bylaws provide that any director may be removed (i) with or without cause by the affirmative vote of at least two-thirds of the outstanding shares of Alliance Common Stock at a special meeting of the stockholders called for that purpose and (ii) with cause, by action of the Alliance Board. Neither the NGCL nor Alliance's By-Laws contain a specific definition of cause, and Alliance is not aware of Nevada judicial interpretation of such phrase. Under the DGCL, any director may be removed from office upon the affirmative vote of the holders of a majority of the shares entitled to vote at an election of directors. As a result of the Merger, it will be more difficult for former BGII stockholders to remove directors.

  Alliance's Bylaws provide that any vacancy on the board of directors may be filled by a majority of the remaining directors even if they are less than a quorum, except that a vacancy created by removal of a director by the stockholders may be filled by the stockholders at the meeting at which the removal was effected. BGII's Bylaws provide that all vacancies on the board of directors may be filled by a majority of the remaining directors even if they are less than a quorum. Accordingly, it will be more difficult for former BGII stockholders to replace directors.

  Restrictions on Business Combinations/Corporate Control. The DGCL contains provisions restricting the ability of a corporation to engage in business combinations with an interested stockholder. Under the DGCL, except under certain circumstances, a corporation is not permitted to engage in a business combination with any interested stockholder for a three-year period following the date such stockholder became an interested stockholder. The DGCL defines an interested stockholder, generally, as a person who owns 15% or more of the outstanding shares of such corporation's voting stock.

  Certain provisions of the NGCL (the "Nevada Control Share Acquisition Act") disallow the exercise of voting rights with respect to "control shares" of an "issuing corporation" held by an "acquiring person," unless such voting rights are conferred by a majority vote of the disinterested stockholders or if, prior to the acquiring person's acquisition of the control shares, the articles of incorporation or bylaws of the issuing corporation state that such provisions of the NGCL do not apply to the issuing corporation. Alliance's By-Laws currently contain such a statement.

  The NGCL also contains provisions restricting the ability of a corporation to engage in any combination with an interested stockholder unless the combination complies with certain fair price specifications or unless the board of directors of the corporation approved of the interested stockholder's acquisition of shares. The NGCL defines an interested stockholder, generally, as a person who owns 10% or more of the outstanding shares of such corporation's voting stock.

  The NGCL also provides that directors may resist a change or potential change in control of the corporation if the directors by a majority vote of a quorum determine that the change or potential change is opposed to or not in the best interests of the corporation (a) upon consideration of the interests of the corporation's stockholders and any of the following: (i) the interests of the corporation's employees, suppliers, creditors and customers, (ii) the economy of the state and nation, (iii) the interests of the community and of society and (iv) the long-term as well as short-term interest of the corporation and its stockholders, including the possibility that these interests may be best served by the continued independence of the corporation, or (b) because the indebtedness and other obligations to which the corporation or any successor may become subject in connection with the change or potential change in control provides reasonable grounds to believe that, within a reasonable time, the corporation or any successor would have fewer assets than liabilities or become insolvent or the subject of bankruptcy proceedings.

  As a result of these provisions, following the Merger, former BGII stockholders may be less likely to benefit from certain change of control transactions which are opposed by the Alliance Board even though favored by a majority of the Alliance stockholders.

  Special Meetings. Alliance's Bylaws provide that special meetings of stockholders may be called by a majority of the Alliance Board, the Chairman of the Board or the President and must be called by the President or Secretary at the request, in writing, of a majority of Alliance's Board or stockholders owning at least a majority of shares of Alliance Common Stock then issued and outstanding and entitled to vote. BGII's Bylaws provide that special meetings of stockholders may be called by the Chairman of the Board, the President, or the BGII Board.

  Share Exchange. The NGCL provides that a corporation may acquire all of the outstanding shares of one or more classes or series of another corporation in exchange or any other shares, obligations or other securities of the acquiring corporation or for cash or other property if the board of directors of each corporation adopts, and its stockholders entitled to vote thereon approve, the exchange. The DGCL has no such provision.

                    MANAGEMENT BEFORE AND AFTER THE MERGER

  The name, age, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Alliance are set forth below. No director or executive officer of Alliance is related by blood, marriage or adoption to any other director or executive officer. The current executive officers and directors of BGII, if any, who will be employed by Alliance have not yet been determined, with the exceptions of Hans Kloss, who will continue as President of Gaming, and Richard Gillman and Neil Jenkins, who will not be employed by the combined entity.

                             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND OCCUPATIONS,
NAME                     AGE   OFFICES OR EMPLOYMENTS HELD DURING THE PAST FIVE YEARS
----                     --- -----------------------------------------------------------
STEVE GREATHOUSE........  45 Chairman of the Board of Directors, President
                              and Chief Executive Officer of Alliance,
                              March 1995 to present; Director of Alliance,
                              October 1994 to present; President and Chief
                              Executive Officer of Alliance, August 1994
                              to present; President of Harrah's Casino
                              Hotels Division of The Promus Companies,
                              Inc., September 1993 to July 1994; President
                              of Harrah's Southern Nevada, July 1991 to
                              September 1993; Chief Operating Officer of
                              Harrah's Southern Nevada, 1990 to September
                              1993; Executive Vice President of Harrah's
                              Southern Nevada, 1990 to July 1991.
ANTHONY L. DICESARE.....  33 Director and Executive Vice President-
                              Development of Alliance, July 1994 to
                              present; employee of KIC, April 1991 to July
                              1994; associate of Wasserstein, Perella &
                              Co., Inc., September 1989 to April 1991.
DR. CRAIG FIELDS........  49 Vice Chairman of the Board of Directors of
                              Alliance, March 1995 to present; Director of
                              Alliance, October 1994 to present;
                              President, Chairman and CEO of
                              Microelectronics and Computer Technology
                              Corporation, 1990 to 1994.
JOEL KIRSCHBAUM.........  44 Director of and consultant to Alliance, March
                              1995 to present; Chairman of the Board of
                              Directors of Alliance, July 1994 to March
                              1995; Sole stockholder, director and officer
                              of KIC, which is the sole general partner of
                              Kirkland, January 1991 to present; General
                              Partner, Goldman, Sachs & Co., 1984 to 1990.
                              Sole stockholder, director and officer of
                              GSI, which is the sole general partner of
                              GSA.
DAVID ROBBINS...........  36 Director of Alliance, July 1994 to present;
                              Attorney, O'Sullivan Graev & Karabell, LLP,
                              September 1995 to present; Attorney, Kramer,
                              Levin, Naftalis, Nessen, Kamin & Frankel,
                              May 1993 to September 1995; Attorney, Cahill
                              Gordon & Reindel, September 1984 to May
                              1993.

                             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND OCCUPATIONS,
NAME                     AGE   OFFICES OR EMPLOYMENTS HELD DURING THE PAST FIVE YEARS
----                     --- -----------------------------------------------------------
ALFRED H. WILMS.........  51 Director of Alliance, November 1983 to
                              present; Chief Executive Officer of
                              Alliance, December 1984 to July 1994;
                              Chairman of the Board of Directors of
                              Alliance, August 1986 to July 1994.
                              Currently Director and President of
                              Aqualandia (a waterpark in Europe), Director
                              and President of Gibsa (a real estate
                              company located in Spain) and Director of
                              Jardin Parks (a real estate company located
                              in Spain).
SHANNON L. BYBEE........  56 Executive Vice President--Government Affairs
                              and Special Advisor to the Board of
                              Directors of Alliance, July 1994 to present;
                              President and Chief Operating Officer of
                              Alliance, July 1993 to July 1994; Director
                              of The Claridge Hotel and Casino
                              Corporation, August 1988 to present; Chief
                              Executive Officer of The Claridge Hotel and
                              Casino Corporation, August 1989 to July
                              1993; Associate Professor at the William F.
                              Harrah College of Hotel Administration and
                              the UNLV International Gaming Institute at
                              the University of Nevada, Las Vegas, July
                              1994 to present.
JOHN W. ALDERFER........  51 Senior Vice President--Finance and
                              Administration of Alliance, December 1993 to
                              present; Chief Financial Officer and
                              Treasurer of Alliance, September 1990-
                              present; Vice President of Alliance, 1990-
                              December 1993; Chief Financial Officer of
                              The Bicycle Club (a Los Angeles-based card
                              casino), February 1989-September 1990.
DAVID D. JOHNSON........  44 Senior Vice President, General Counsel and
                              Secretary, April 1995 to present; Attorney
                              with Schreck, Jones, Bernhard, Woloson and
                              Godfrey, January 1987 to April 1995.
ROBERT L. MIODUNSKI.....  45 Senior Vice President of Alliance's Nevada
                              Route Group, March 1994 to present;
                              president of Mulholland-Harper Company, a
                              sign manufacturing and service company,
                              January 1991 to March 1994; Various
                              positions with Federal Signal Company, the
                              most recent being Vice President and General
                              Manager of the Midwest Region of the Sign
                              Group, 1984 to 1990.
ROBERT M. HESTER........  40 Vice President--Human Resources and
                              Administration of Alliance, December 1993 to
                              present; Director of Human Resources of
                              Alliance, October 1993 to December 1993;
                              Director of Human Resources for Sam's Town
                              Hotel and Casino, 1989 to 1993.

                             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND OCCUPATIONS,
NAME                     AGE   OFFICES OR EMPLOYMENTS HELD DURING THE PAST FIVE YEARS
----                     --- -----------------------------------------------------------
JOHNANN F. McILWAIN.....  49 Vice President--Marketing of Alliance, June
                              1994 to present; Vice President of Marketing
                              of Greenwood, Inc. (a Philadelphia-based
                              gaming and entertainment company), 1991 to
                              1992; Director of Marketing Services for
                              Hospitality Franchise Systems, Inc., 1989 to
                              1991.
ROBERT L. SAXTON........  42 Vice President--Casino Group of Alliance,
                              December 1993 to present; Corporate
                              Controller of Alliance, 1982 to 1993.
ROBERT A. WOODSON.......  46 Vice President--Regulatory Compliance of
                              Alliance, September 1993 to present;
                              Director of Gaming Compliance of Alliance,
                              1988 to September 1993.

  Following consummation of the Merger, Alliance intends to evaluate the composition of its board of directors to insure that the board includes individuals having appropriate skills and experience in light of the expanded scope of Alliance's operations following the Merger.

                      FINANCIAL MATTERS AFTER THE MERGER

ACCOUNTING TREATMENT

  The Merger will be accounted for by Alliance under the "purchase" method of accounting in accordance with generally accepted accounting principles. Therefore, the aggregate consideration paid by Alliance in connection with the Merger will be allocated to BGII's assets and liabilities based on their fair values with any excess being treated as excess of purchase cost over amount assigned to net assets acquired. The assets and liabilities and results of operations of BGII will be consolidated into the assets and liabilities and results of operations of Alliance subsequent to the Effective Time.

COMMON STOCK DIVIDEND POLICY AFTER THE MERGER

  It is the current intention of the Alliance Board not to pay cash dividends on the Alliance Common Stock following the Merger. Future dividends will be determined by the Alliance Board in light of Alliance's alternative opportunities for investment and the earnings and financial condition of Alliance and its subsidiaries, among other factors.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS AND MANAGEMENT

ALLIANCE

  The following table sets forth certain information as of March 4, 1996 with respect to the beneficial ownership of Alliance's Alliance Common Stock, which constitutes Alliance's only outstanding class of voting securities, by (i) each person who, to the knowledge of Alliance, beneficially owned more than 5% of Alliance Common Stock, (ii) each director of Alliance, (iii) the executive officers of Alliance named in the Alliance summary compensation table and (iv) all executive officers and directors of Alliance as a group:

                                           AMOUNT OF
        NAME OF BENEFICIAL OWNER      BENEFICIAL OWNERSHIP PERCENT OF CLASS(1)
        ------------------------      -------------------- -------------------
   Alfred H. Wilms...................      7,034,082(2)           46.9%
   Donaldson, Lufkin & Jenrette            1,586,500(3)           13.6%
    Securities Corporation...........
    140 Broadway
    New York, New York 10005
   Joel Kirschbaum
    Kirkland Investment Corporation
    Kirkland-Ft. Worth Investment
    Partners, L.P.
    535 Madison Avenue
    New York, New York 10022.........      1,333,333(4)           10.3%
   Gaming Systems Advisors, L.P.
    535 Madison Avenue
    New York, New York 10022.........            -- (5)            --
   Steve Greathouse..................        332,500(6)            2.5%
   Anthony L. DiCesare...............            -- (7)            --
   Dr. Craig Fields..................        125,000(8)              *
   David Robbins.....................         20,000(9)              *
   Shannon L. Bybee..................        210,000(10)             *
   John W. Alderfer..................        162,000(11)             *
   David D. Johnson..................            --                --
   Robert L. Miodunski...............         17,000(12)             *
   All executive officers and
    directors as a group
    (14 persons).......................    9,294,615(13)          59.3%

--------
  *Less than 1%.
 (1) Excludes the effect of (a) the issuance of (i) 2,750,000 warrants to KIC in connection with its investment in Alliance, and (ii) 1,250,000 warrants to GSA pursuant to the GSA Advisory Agreement, both of which become exercisable in equal amounts only when the price reaches $11, $13 and $15, (b) shares covered by employee stock options other than those deemed beneficially owned by executive officers and directors.
 (2) Includes 2,000,000 shares represented by the warrants issued to Mr. Wilms. Mr. Wilms' mailing address is 4380 Boulder Highway, Las Vegas, Nevada 89121.
 (3) Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and certain affiliated entities filed on February 14, 1995 a Schedule 13G indicating ownership of (i) 1,086,500 shares issuable upon conversion of Convertible Debentures held by it and (ii) 500,000 shares which may be acquired upon exercise of certain warrants issued to DLJ.
 (4) Based upon information contained in a Schedule 13D filed on June 23, 1994, as amended on September 28, 1995 and November 6, 1995, provided to Alliance by such persons (except as to percent of class) which indicated that each of them held sole voting and disposition over all such shares. Of such shares, certain amounts have been or may be sold or distributed to L. H. Friend, Weinress & Frankson, Inc., Mr. DiCesare and, possibly, certain other persons, as set forth in the Schedule 13D provided to Alliance by Joel Kirschbaum, KIC, Kirkland and GSA.
 (5) Based upon information contained in a Schedule 13D filed on June 23, 1994, as amended on September 28, 1995 and November 6, 1995, provided to Alliance by such person jointly with Joel Kirschbaum, KIC and Kirkland.
 (6) See "Election of Alliance Directors--Executive Compensation--Employment and Severance Arrangements".

 (7) Based upon information contained in a Schedule 13D, filed on June 23, 1994, as amended on September 28, 1995 and November 6, 1995, provided to Alliance by Joel Kirschbaum, KIC, Kirkland and GSA. As set forth in such
     Schedule 13D, as amended, Mr. DiCesare has certain rights to receive a portion of the securities that KIC would be entitled to receive upon dissolution of Kirkland and that GSI would be entitled to receive upon dissolution of GSA.
 (8) Includes 125,000 shares subject to options that are currently exercisable or will become exercisable within 60 days.
 (9) Pursuant to options granted to Mr. Robbins by Kirkland. Based on information contained in the Schedule 13D referred to in Note 7 above.
(10) Includes 210,000 shares subject to options that are currently exercisable or will become exercisable within 60 days.
(11) Includes 162,000 shares subject to options that are currently exercisable or will become exercisable within 60 days.
(12) Includes 17,000 shares subject to options that are currently exercisable or will become exercisable within 60 days.
(13) Includes 2,676,200 shares subject to options and warrants that are currently exercisable or will become exercisable within 60 days.


STOCKHOLDERS AGREEMENT

  On July 14, 1994, as contemplated by the Stockholders Agreement, the Board of Directors was reconfigured to consist of four persons designated by KIC (Messrs. Kirschbaum, DiCesare, David Robbins and Jay R. Gottlieb) and three persons designated by Mr. Wilms (Messrs. Wilms, David A. Scheinman and Sidney Sosin). The Stockholders Agreement and related transactions are more fully described in the Alliance Forms 8-K dated June 25, 1993, September 21, 1993 and July 14, 1994 and in its Information Statement dated June 29, 1994. On October 20, 1994, the Stockholders Agreement was amended to reconfigure the Board of Directors of Alliance to consist of four persons designated by KIC (Messrs. Kirschbaum, DiCesare, Robbins and Gottlieb), one person designated by Mr. Wilms (Mr. Wilms) and two new directors designated by a majority of the Board of Directors of Alliance. The Stockholders Agreement obligates Mr. Wilms to vote his shares for such persons nominated by KIC. On October 20, 1994 Mr. Greathouse and Dr. Fields were appointed to the Board to fill vacancies created upon the resignation of Messrs. Scheinman and Sosin. As amended, the Stockholders Agreement also provides that Mr. Wilms may designate two persons (currently Messrs. Scheinman and Sosin) (the "Advisors") who will be observers of, and advisors to, the Board of Directors and who will be entitled to attend all of the Alliance Board of Directors' meetings and receive all information furnished to members of the Board. Mr. Wilms and/or at least one Advisor will be entitled to attend all meetings of the committees of Alliance's and its subsidiaries' boards of directors. In addition, Mr. Wilms is contractually obligated until September 21, 1997 to vote his shares of Alliance Common Stock in favor of four nominees of KIC to the Alliance Board.

  Consummation of the Merger and the Financing will result in significant dilution of the security ownership of the holders listed above. Based upon the assumptions that (i) the Alliance Average Trading Price is $3.75, (ii) 10.7 million shares of Alliance Common Stock are issued in the Equity Financing and
(iii) certain warrants and convertible debentures vest, the percentages listed above will be reduced by approximately 49% from their present levels.

BGII

PRINCIPAL STOCKHOLDERS OF BGII

  The following table sets forth certain information as of March 1, 1996 concerning persons which, to the knowledge of BGII, beneficially own more than five percent (5%) of the outstanding shares of BGII's Common Stock:

                                                    AMOUNT AND    PERCENTAGE OF
                                                    NATURE OF      OUTSTANDING
                   NAME AND ADDRESS OF              BENEFICIAL     BGII COMMON
                    BENEFICIAL OWNER                OWNERSHIP        STOCK(1)
                   -------------------              ----------    -------------
      FMR Corp.
       82 Devonshire Street
       Boston, MA 02109............................ 1,643,550(2)      13.7%
      Richard Gillman
       c/o Bally Gaming International, Inc.
       2501 Fire Road
       Absecon, NJ 08201...........................   326,025(3)       3.0%(3)
      Alliance Gaming Corporation
       4380 Boulder Highway
       Las Vegas, NV 89121......................... 1,000,000(4)       9.3%

--------
(1) Based upon 10,799,501 shares of BGII Common Stock outstanding on March 1, 1996. Each beneficial owner's percentage holdings have been calculated assuming full exercise of warrants or stock options, if any, exercisable by such holder within 60 days of March 1, 1996.
(2) FMR Corp. is a holding company, one of whose principal assets is Fidelity Management & Research Company ("Fidelity"), an investment adviser (registered under Section 203 of the Investment Advisers Act of 1940) to certain investment companies registered under Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC") is a wholly-owned subsidiary of FMR Corp. and is a bank as defined under Section 3(a)(6) of the Exchange Act and trustee or managing agent for certain private investment accounts and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Accounts"). FMR Corp. beneficially owns, through Fidelity, as investment advisor to the Fidelity Funds, 1,400,000 shares of BGII Common Stock and through FMTC, the managing agent for the Accounts, 243,500 shares of BGII Common Stock. The aggregate number of shares held by the Fidelity Funds includes 1,200,000 shares of BGII Common Stock issuable upon exercise of certain warrants which are currently exercisable. The information set forth in the table with respect to FMR Corp. and the information set forth in the foregoing text of this footnote was obtained from a Statement on Schedule 13D, dated October 6, 1993, filed by FMR with the Commission, as amended by Amendment No. 1 thereto, dated December 8, 1993, Amendment No. 2 thereto, dated January 15, 1995 and Amendment No. 3 thereto dated February 13, 1996. Pursuant to an Order of the Nevada Commission, entered on September 23, 1993, certain funds and accounts managed or advised by FMR and its affiliates and affiliates of such funds and accounts may own shares of BGII Common Stock only to the extent that their aggregate actual ownership of shares of BGII Common Stock (excluding unexercised warrants) does not exceed 15% of the outstanding shares of BGII Common Stock.
(3) Shares indicated as owned by such individual do not include 300,000 shares owned of record by BEC subject to stock options granted by BEC to Mr. Gillman which are the subject of litigation between BEC and Mr. Gillman. If such shares were included, the percentage of outstanding BGII Common Stock beneficially owned by Mr. Gillman would be 5.7%. The shares indicated in the table include 150,000 shares subject to stock options granted under BGII's 1991 Incentive Plan which currently are exercisable (or become exercisable within 60 days of March 1, 1996).
(4) The information set forth in the table and in this footnote was obtained from a Statement on Schedule 13D, dated June 28, 1995, filed by Alliance with the Commission.

SECURITY OWNERSHIP OF MANAGEMENT OF BGII

  The following table sets forth, as of March 1, 1996, certain information concerning ownership of shares of BGII Common Stock by each director of BGII, each executive officer of BGII named in the Summary Compensation Table, and by all executive officers and directors of BGII as a group:

                                                             NUMBER
                                                               OF    PERCENT OF
      BENEFICIAL OWNER                                       SHARES   CLASS(1)
      ----------------                                       ------- ----------
      Richard Gillman....................................... 326,025    3.0%(2)
      Hans Kloss............................................ 187,500    1.7%(3)
      Neil E. Jenkins....................................... 122,500    1.1%(4)
      Charles C. Carella....................................  41,666    *(5)
      James J. Florio.......................................  33,333    *(6)
      Lewis Katz............................................  41,666    *(5)
      Kenneth D. McPherson..................................  41,666    *(5)
      Scott Schweinfurth....................................  10,000    *(7)
      Robert Conover........................................  63,000    *(8)
      All directors and named executive officers of BGII as
       a group
       (9 persons).......................................... 867,356    7.7%(9)

--------
 * Less than 1%.
(1) Based upon 10,799,501 shares of BGII Common Stock outstanding as of March 1, 1996. Each beneficial owner's percentage holdings have been calculated assuming full exercise of stock options exercisable by such holder within sixty days of March 1, 1996.
(2) Shares indicated as owned by such individual do not include 300,000 shares owned of record by BEC subject to stock options granted by BEC to Mr. Gillman which are the subject of litigation between BEC and Mr. Gillman. If such shares were included, the percentage of outstanding BGII Common Stock beneficially owned by Mr. Gillman would be 5.7%. The shares indicated in the table include 150,000 shares subject to stock options granted under the 1991 Plan (as defined herein) which currently are exercisable (or become exercisable within 60 days of March 1, 1996).
(3) Shares indicated as owned by such individual include 75,000 shares subject to stock options granted under the 1991 Plan which currently are exercisable (or become exercisable within 60 days of March 1, 1996). Also includes 40,000 shares of restricted stock granted under the 1991 Plan with respect to which restrictions have lapsed (or will lapse within 60 days of March 1, 1996).
(4) Shares indicated as owned by such individual include 75,000 shares subject to stock options granted under the 1991 Plan which currently are exercisable (or become exercisable within 60 days of March 1, 1996).
(5) Shares indicated as owned by such individual include 25,000 shares subject to stock options granted under the 1991 Directors' Plan (as defined herein) and 8,333 shares subject to stock options granted under the 1994 Plan (as defined herein), which currently are exercisable (or become exercisable within 60 days of March 1, 1996).
(6) Shares indicated as owned by such individual include 8,333 shares subject to stock options granted under the 1991 Directors' Plan and 8,333 shares subject to stock options granted under the 1994 Plan, which currently are exercisable (or become exercisable in 60 days of March 1, 1996).
(7) Shares indicated as owned by such individual include 10,000 shares subject to stock options granted under the 1991 Plan which currently are exercisable (or become exercisable within sixty days of March 1, 1996).
(8) Shares indicated as owned by such individual include 35,000 shares subject to stock options granted under the 1991 Incentive Plan which currently are exercisable (or become exercisable within 60 days of March 1, 1996).
(9) Shares indicated as owned by such individuals include 503,331 shares which may be acquired by exercise of options and which are currently exercisable (or become exercisable within 60 days of March 1, 1996).

                              LITIGATION MATTERS

  On or about June 19, 1995, three purported class actions were filed in the Chancery Court of Delaware by BGII stockholders against BGII and its directors (the "Fiorella, Cignetti and Neuman Actions"). The Fiorella and Neuman Actions, in identical complaints, alleged that BGII's directors had breached their fiduciary duties of good faith, fair dealing, loyalty and candor by approving the WMS Merger instead of the transaction proposed by Alliance, by not properly exposing BGII for sale, and by failing to take all reasonable steps to maximize stockholder value. These actions sought injunctions to prevent BGII from proceeding with, consummating or closing the WMS Merger, and to rescind it should it be consummated, as well as compensatory damages. The Cignetti Action made similar allegations, and also alleged that BGII had in place a shareholders' rights plan, commonly known as a "poison pill". The Cignetti Action sought an injunction requiring BGII to negotiate with all bona fide parties or other potential acquirees or to conduct an unencumbered market check in a manner designed to maximize shareholder value, and preventing BGII from implementing any unlawful barriers to the acquisition of BGII by any third party or taking other actions that would lessen its attractiveness as an acquisition candidate. The Cignetti Action also specifically requested an injunction barring triggering of BGII's alleged "poison pill" until full consideration was given to the Alliance Proposal (subsequently superseded by the execution of the Merger Agreement), and sought compensatory damages.

  Also on or about June 19, 1995, a purported class action was filed in the Delaware Court of Chancery by a BGII stockholder against BGII and its directors and Alliance (the "Strougo Action"). The Strougo Action alleged that the proposal made by Alliance (subsequently superseded by the execution of the Merger Agreement) to acquire BGII stock was at a grossly unfair and inadequate price; that BGII's directors had breached their fiduciary duties by failing seriously to consider potential purchasers for BGII other than Alliance; and that the transaction proposed by Alliance was wrongful, unfair and harmful to BGII public stockholders. The Strougo Action sought a declaration that defendants had breached their fiduciary duties; an injunction preventing the consummation of the Alliance transaction or requiring its rescission; an order requiring defendants to permit a stockholders' committee to participate in any process undertaken in connection with the sale of BGII; and compensatory damages.

  On or about July 6, 1995, the plaintiffs in the Fiorella, Cignetti, Neuman and Strougo Actions (collectively, the "Stockholder Plaintiffs") filed with the Court a motion to consolidate the four actions.

  On or about July 27, 1995, certain of the Stockholder Plaintiffs filed an amended complaint (the "Amended Fiorella Action") that adopted certain allegations concerning self-dealing by BGII directors in connection with the WMS Agreement; added a claim relating to BGII's alleged failure to hold an annual meeting as required; and added WMS as defendant. The Amended Fiorella Action also alleged that BGII intended, in violation of Delaware law, to sell Bally Wulff without first seeking stockholder approval of the sale. The action sought an order enjoining defendants from proceedings with, consummating or closing the WMS Merger, or rescinding it if it closed; preventing the sale of Bally Wulff without prior stockholder approval; declaring invalid BGII's agreement to pay WMS a fee if the WMS Agreement is terminated by BGII in certain circumstances; compelling an auction of BGII and the provision of due diligence to Alliance; scheduling an immediate meeting of BGII stockholders; and awarding compensatory damages. Alliance and BGII believe these lawsuits are without merit and intend to vigorously defend these actions.

  On September 14, 1995, a stockholders' class and derivative action was commenced against Alliance by Richard Iannone, an Alliance stockholder, the members of its current Board of Directors and certain of its former directors in Federal District Court in Nevada asserting, among other matters, that Alliance has wasted corporate assets in its efforts to acquire BGII by, among other things, agreeing to onerous and burdensome financing arrangements that threaten Alliance's ability to continue as a going concern and that Alliance had made false and misleading statements and omissions in connection with that effort by failing to disclose the need to refinance an additional $53 million of existing BGII indebtedness, by failing to disclose how Alliance would recapitalize the indebtedness of a combined Alliance/BGII and by failing to disclose the leading role played by Richard Rainwater in Alliance's efforts to acquire control of BGII which, given assurances made by Alliance to gaming regulators in Nevada that the unlicensed Rainwater would not play an active role in the management of BGII, could expose Alliance to suspension or revocation of its Nevada gaming license. In addition, the stockholder action against Alliance alleges that (i) Alliance substantially inflated its results of operations by selling gaming machines at inflated prices in exchange for promissory notes (without any down payment) which Alliance knew could not be paid in full but which Alliance nevertheless recorded at full value, (ii) Alliance doctored reports sent to its route customers and (iii) the directors of Alliance had caused Alliance to engage in self-dealing transactions with certain directors which resulted in the exchange of Alliance assets for assets and services of vastly lesser value. On September 21, 1995, a United States magistrate denied the plaintiffs' request for expedited discovery, stating the Iannone was not an adequate representative and was not likely to succeed on the merits. On October 4, 1995, the defendants filed a motion to dismiss the action. On December 18, 1995, the plaintiff filed an amended shareholder derivative complaint. The plaintiff is no longer asserting any claims.

  On October 23, 1995, WMS instituted a suit in New York State Court against BGII for BGII's failure to pay $4.8 million upon termination of the WMS Agreement. BGII believes this lawsuit to be without merit and intends to vigorously defend this action. On November 22, 1995, BGII answered the complaint and brought counterclaims against WMS alleging that WMS repudiated and breached the WMS Agreement by, among other things, failing to act in good faith toward the consummation of the WMS Merger, advising BGII that it would not perform as agreed but would impose new conditions on the WMS Merger, acting in excess of its authority and undermining the ability of BGII to perform the WMS Agreement. Pursuant to the Merger Agreement, Alliance has agreed to indemnify BGII against such a claim under certain circumstances. See "Certain Provisions of the Merger Agreement--Expenses and Termination Fees".

  In June 1995, BEC asserted that a certain agreement between BEC and BGII (the "Noncompete Agreement") prohibits the use by BGII of the tradename "Bally" if it is merged with a company that is in the casino business within or without the United States and operates such business prior to January 8, 1999. BGII believes such claim is entirely without merit since the restriction referred to expires on January 8, 1996 and in any event does not relate to the use of the "Bally" tradename, which is covered by the License Agreement. The restriction in the Noncompete Agreement will not have any impact on the combined company after the Merger since the effective time of the Merger contemplates a closing of the Merger after the restriction in the Noncompete Agreement lapses. BEC has not reasserted this position since it was informed by BGII in July 1995 that the restriction lapses on January 8, 1996. Consequently, BGII believes BEC has determined not to contest BGII's position.

  BEC has also asserted that its permission is required for use of the "Bally" tradename by any entity other than BGII and that a merger between BGII and another company would violate the terms of the License Agreement. BGII has denied these claims and believes that the surviving company in the Merger will be permitted to use the "Bally" tradename in accordance with the terms of such License Agreement. BGII believes that no breach of such License Agreement is caused by the Merger and the use of the "Bally" tradename by the surviving corporation. In a letter dated November 9, 1995, BEC reasserted its position. On November 20, 1995, Alliance, the Merger Subsidiary and BGII commenced an action against BEC in Federal District Court in Delaware seeking a declaratory judgment, among other things, that the surviving company in the Merger will be permitted to use the "Bally" tradename in accordance with the terms of the License Agreement, and seeking injunctive relief (the "Alliance Action"). On November 28, 1995, BEC commenced an action against BGII, Bally Gaming, Inc., Alliance and the Merger Subsidiary in Federal District Court in New Jersey to enjoin the defendants from using the "Bally" tradename (the "BEC Action"). The BEC Action alleges that BGII's continued use of the tradename after the Merger will (1) constitute a prohibited assignment of BGII's rights to use the tradename and (2) exceed the scope of the license granted to BGII because BGII will be under the control of Alliance. Also on November 28, 1995, BEC filed a motion to dismiss, transfer to New Jersey, or stay the Alliance Action pending resolution of the BEC Action. On December 15, 1995, BEC filed a motion for a preliminary injunction in the BEC Action. At a hearing on January 17, 1996, the court declined to issue a preliminary injunction, but held BEC's motion in abeyance pending the defendants' motion to dismiss and for summary judgment, which the defendants had filed on December 26, 1995. BGII, Bally Gaming, Inc., Alliance and the Merger Subsidiary intend to vigorously defend their position in these actions. However, there can be no assurance that BEC will not be successful in its action to prohibit the surviving corporation in the Merger from using the "Bally" tradename. The loss of the "Bally" tradename may have a material adverse effect on the gaming machine operations of the surviving corporation in the Merger.

  On February 16, 1996, BGII received notice from BEC alleging that BGII had violated the License Agreement by, among other things, granting to Marine Midland a security interest in general intangibles. In such notice, BEC also stated that as a result of the foregoing, it was immediately terminating the License Agreement. BGII does not believe that it has violated the terms of the License Agreement and BGII will defend its position against BEC's claims.

  In 1994, after an intensive federal investigation of Gaming's former Louisiana distributor, eighteen individuals were indicted on charges of racketeering and fraud against Gaming and the Louisiana regulatory system. Among those indicted were the former distributor's stockholders, directors, employees and others alleged to be associated with organized crime. Fifteen entered pleas of guilty before trial and the remaining three were convicted in October 1995. Gaming was never a subject or target of the federal investigation.

  Prior to the conclusion of the federal criminal case, BGII's activities with regard to its former VLT distributor in Louisiana were the subject of inquiries by gaming regulators and a report by the New Jersey Division of Gaming Enforcement ("DGE") dated August 24, 1995. The New Jersey Casino Control Commission ("CCC") has indicated that it will hold a hearing on the matter, but no date has been set at this time. The New Jersey report makes no specific recommendations for action by the CCC. The gaming authorities in Ontario, Canada, who have investigated the matters, have issued a gaming registration to the Company's subsidiary Bally Gaming, Inc. on February 8, 1996.

  The DGE's report is similar in many respects to one prepared by the President of the LEDGC in January 1995. Hearings on that report were held in January, 1995 and on February 7, 1995 the Board of Directors of the LEDGC found all of the allegations of its President's report to be without merit and granted a license to BGII and has announced that it will continue to monitor BGII's conduct in light of any further information disclosed as a result of the trial of the eighteen defendants (all of whom have now plead or been found guilty) and other regulatory proceedings. In November 1995, the operator of the land based casino in New Orleans filed for bankruptcy reorganization and ceased operations. That action resulted in the termination of funding for the LEDGC regulatory operation and shortly thereafter, the Attorney General of Louisiana took control of the agency and effectively closed its operations. LEDGC's President and employees were dismissed. The foregoing occurred prior to completion of review of the Company's pending application.

  BGII believes that the information contained in the DGE's report does not differ in any material respect from the prior report to the LEDGC the conclusions of which were found to be without merit in February 1995. An adverse determination by a gaming regulator in any jurisdiction could result in the loss of BGII's ability to do business in that jurisdiction. Further regulatory scrutiny in other jurisdictions would be likely to follow. BGII would appeal any adverse finding, as was the case when BGII successfully appealed the LEDGC President's decision in January, 1995.

  Any company which acquires a controlling interest in BGII would have to meet the requirements of all governmental bodies which regulate BGII's gaming business. A change in the make-up of BGII's Board of Directors and management would require the various gaming regulators to examine the qualifications of the new board and management. The past conduct of management, which may be re-examined in conjunction with hearings in New Jersey and Louisiana, would normally not be a controlling factor in passing upon the suitability of a successor group when that prior management group would no longer be in control of BGII. Absent actual approval of the successor interests controlling BGII after merger or other acquisition, there can be no assurances that governmental authorities would give required approvals to any particular persons or groups.

  On September 25, 1995, BGII was named as a defendant in a class action lawsuit filed in the United States District Court, District of Nevada, by Larry Schreier on behalf of himself and all others similarly situated (the

"plaintiffs"). The plaintiffs filed suit against the Company and approximately 45 other defendants (each a "defendant," and collectively the "defendants"). Each defendant is involved in the gaming business as either a gaming machine manufacturer, distributor, or casino operator. The class action lawsuit arises out of alleged fraudulent marketing and operation of casino video poker machines and electronic slot machines. The plaintiffs allege that the defendants have engaged in a course of fraudulent and misleading conduct intended to induce people in playing their gaming machines based on a false belief concerning how those machines actually operate as well as the extent to which there is actually an opportunity to win on any given play. The plaintiffs allege that the defendants' actions constitute violations of the Racketeer Influenced and Corrupt Organizations Act ("RICO") and give rise to claims of common law fraud and unjust enrichment. The plaintiffs are seeking monetary damages in excess of one billion dollars, and are asking that any damage awards be trebled under applicable federal law. BGII believes the plaintiffs' lawsuit to be without merit and intends to vigorously defend these actions.

                        ELECTION OF ALLIANCE DIRECTORS

GENERAL

  Alliance's Bylaws provide that the Board of Directors of Alliance will consist of no fewer than three or more than nine directors, with the exact number to be fixed by the Board of Directors. Alliance's Bylaws provide that the Board of Directors of Alliance will be divided into three classes as nearly equal in number as possible, with each class having a term of three years. The Board of Directors of Alliance has fixed the number of directors at seven, two of whom will be elected at the Annual Meeting. See "Stockholders Agreement".

  Christopher Baj and David Robbins have been nominated to serve for a term of three years, each to serve until his respective successor shall have been elected and shall qualify, and each has indicated his willingness to serve if elected. Proxies received by the Alliance Board will be voted for Messrs. Baj and Robbins. Although the Alliance Board does not anticipate that either nominee will be unavailable for election, in the event of such occurrence the proxies will be voted for such substitute, if any, as the Board of Directors may designate.

  The following table sets forth the names of, and certain information with respect to, the two persons nominated by Alliance at the Meeting and each other director of Alliance who will continue to serve as a director after the Meeting.

                                                                POSITIONS
                                                                CURRENTLY
                                        DIRECTOR  TERM          HELD WITH
       NOMINEES FOR DIRECTOR        AGE  SINCE   EXPIRES         ALLIANCE
       ---------------------        --- -------- -------        ---------
Christopher Baj....................  36    N/A    1998   N/A
David Robbins(4)...................  36   1994    1998   Director
       CONTINUING DIRECTORS
       --------------------
Anthony DiCesare(2)(3).............  33   1994    1996   Executive Vice
                                                          President--Development
                                                          and Director
Dr. Craig Fields(2)................  49   1994    1997   Vice Chairman of the
                                                          Board
Steve Greathouse...................  45   1994    1997   President, Chief
                                                          Executive Officer and
                                                          Chairman of the Board
Joel Kirschbaum (3)................  44   1994    1996   Director
Alfred H. Wilms (1)(2)(3)(4).......  51   1983    1997   Director

--------
(1) Member of Audit Committee
(2) Member of Executive Committee
(3) Member of Nominating Committee
(4) Member of Compensation Committee

  Anthony L. DiCesare was employed by KIC from April 1991 to July 1994 and joined Alliance as Executive Vice President--Development and as a director in July 1994. Prior to that time and following his graduation from business school in 1989, he was employed as an associate at Wasserstein, Perella & Co., Inc., where he worked in the Mergers and Acquisitions group. Mr. DiCesare graduated from Harvard College with an A.B. degree in economics in 1985 and from the Harvard Business School, from which he obtained an M.B.A. degree, in 1989.

  Dr. Craig Fields was appointed a director in October 1994 and became Vice Chairman of the Alliance Board in March 1995. Dr. Fields was employed by the U.S. Department of Defense Advanced Research Projects Agency from 1974 to 1990. He joined the Microelectronics and Computer Technology Corporation ("MCC") in 1990 as President and later became Chairman and CEO. He left MCC in 1994, and serves as director of two publicly traded corporations in addition to Alliance, Ensco, Inc. and Projectavision, Inc.

  Steve Greathouse joined Alliance as President and Chief Executive Officer in August 1994 and was appointed a director in October 1994. Mr. Greathouse, who has held various positions in the gaming industry since 1974, served as the President of Harrah's Casino Hotels Division of The Promus Companies from September 1993 to July 1994, Inc. In this position, Mr. Greathouse had responsibility for Harrah's resorts in Las Vegas, Laughlin, Reno, Lake Tahoe and Atlantic City. From July 1991 to September 1993, Mr. Greathouse served as President and Chief Operating Officer of Harrah's Southern Nevada, overseeing the operations of Harrah's Las Vegas and Harrah's Laughlin. From 1990 to September 1993, Mr. Greathouse served as Chief Operating Officer of Harrah's Southern Nevada. From 1990 to July 1991, Mr. Greathouse served as Vice President of Harrah's Southern Nevada. Mr. Greathouse is an active member and has served as the Chairman of the Board of the Nevada Resort Association and is currently Chairman of the Board of United Way of Southern Nevada. He has also served as a member of the Board of Directors of the Las Vegas Convention and Visitors Authority and on the Executive Committee of the Nevada Development Authority. Mr. Greathouse is a graduate of the University of Missouri.

  Joel Kirschbaum was appointed a director in July 1994. Mr. Kirschbaum is the sole stockholder, director and officer of KIC, which is the sole general partner in Kirkland, and of GSI, the sole general partner in GSA. He has been engaged in operating the businesses of KIC and Kirkland since January 1991 when KIC and Kirkland were established, and GSI and GSA since June 1993. Prior to that time, he worked at Goldman, Sachs & Co. for 13 years, during the last six of which he was a General Partner. When he established KIC and Kirkland, Mr. Kirschbaum resigned his general partnership interest in Goldman, Sachs & Co. and became a limited partner. Mr. Kirschbaum resigned his limited partnership interest in Goldman, Sachs & Co. in November 1993. Mr. Kirschbaum is a graduate of Harvard College and has a joint J.D./M.B.A. degree from Harvard Law School and Harvard Business School.

  Christopher Baj has provided financial and operational consulting services to various clients since April 1987 to the present. From January 1993 to December 1995, Mr. Baj was also employed as the senior manager of Stanley L. Levin, CPA. From April 1987 to December 1992, Mr. Baj was employed as the senior consultant at Levin, Callaghan & Nawrocki, CPA's. Mr. Baj is a Certified Public Accountant and a graduate of the Bernard M. Baruch College of the City University of New York.

  David Robbins was appointed a director in July 1994. Mr. Robbins has been an attorney with O'Sullivan, Graev & Karabell from July 1995 to present. From May 1993 to July 1995, Mr. Robbins was an attorney with Kramer, Levin, Naftalis, Nessen, Kamin & Frankel. From September 1984 to May 1993, Mr. Robbins was an attorney at Cahill, Gordon & Reindel.

  Alfred H. Wilms has served as a director of Alliance since November 1983. He served as Chief Executive Officer of Alliance from December 1984 to July 1994 and as Chairman of the Board of Alliance from August 1986 to July 1994. From 1976 through 1989, Mr. Wilms served as President of Wilms Distributing Company, Inc. and Wilms Export Company, N.V., a Belgian company engaged in the distribution of amusement and gaming equipment. From 1971 through 1976, Mr. Wilms held various positions with Bally Continental, including positions in research and development, marketing, sales, gaming operation and management, and, from 1974 through 1979, he served as a director of Bally Manufacturing Corp. Mr. Wilms is currently President and a director of Aqualandia, the largest waterpark in Europe; President and a director of Gibsa, a real estate company located in Spain; and a director of Jardin Parks, a real estate company located in Spain. Mr. Wilms is a citizen and resident of Belgium.

  See "Litigation Matters" for a discussion of certain litigation currently pending against current directors.

STOCKHOLDERS AGREEMENT

  On July 14, 1994, as contemplated by the Stockholders Agreement, the Board of Directors was reconfigured to consist of four persons designated by KIC (Messrs. Kirschbaum, DiCesare, David Robbins and Jay R.

Gottlieb) and three persons designated by Mr. Wilms (Messrs. Wilms, David A. Scheinman and Sidney Sosin). The Stockholders Agreement and related transactions are more fully described in the Alliance Forms 8-K dated June 25, 1993, September 21, 1993 and July 14, 1994 and in its Information Statement dated June 29, 1994. On October 20, 1994, the Stockholders Agreement was amended to reconfigure the Board of Directors of Alliance to consist of four persons designated by KIC (Messrs. Kirschbaum, DiCesare, Robbins and Gottlieb), one person designated by Mr. Wilms (Mr. Wilms) and two new directors designated by a majority of the Board of Directors of Alliance. The Stockholders Agreement obligates Mr. Wilms to vote his shares for such persons nominated by KIC. On October 20, 1994 Mr. Greathouse and Dr. Fields were appointed to the Board to fill vacancies created upon the resignation of Messrs. Scheinman and Sosin. As amended, the Stockholders Agreement also provides that Mr. Wilms may designate two persons (currently Messrs. Scheinman and Sosin) (the "Advisors") who will be observers of, and advisors to, the Board of Directors and who will be entitled to attend all of the Alliance Board of Directors' meetings and receive all information furnished to members of the Board. Mr. Wilms and/or at least one Advisor will be entitled to attend all meetings of the committees of Alliance's and its subsidiaries' boards of directors. In addition, Mr. Wilms is contractually obligated until September 21, 1997 to vote his shares of Alliance Common Stock in favor of four nominees of KIC to the Alliance Board.

MEETINGS OF THE BOARD OF DIRECTORS; COMMITTEES

  During the fiscal year ended June 30, 1995, the Board of Directors of Alliance held 22 meetings. All directors attended at least 75 percent of the aggregate of all meetings of the Board of Directors of Alliance and of all committees on which such person served during such period.

  Executive Committee. The Executive Committee of the Board of Directors is presently comprised of Messrs. Fields (Chairman), DiCesare and Wilms. The Executive Committee may exercise the powers of the full Board of Directors in the management of the business and affairs of Alliance. The Executive Committee did not meet during the fiscal year ended June 30, 1995.

  Audit Committee. The Audit Committee of the Board of Directors is presently comprised of Messrs. Robbins (Chairman) and Wilms. The functions of the Audit Committee include reviewing and making recommendations to the Board of Directors with respect to the engagement or re-engagement of an independent accounting firm to audit Alliance's financial statements for the then current fiscal year; the policies and procedures of Alliance and management in maintaining Alliance's books and records and furnishing information necessary to the independent auditors; the adequacy and implementation of Alliance's internal controls, including the internal audit function and the adequacy and competency of the related personnel; and such other matters relating to Alliance's financial affairs and accounts as the Committee may in its discretion deem desirable. The Audit Committee met three times during the fiscal year ended June 30, 1995.

  Nominating Committee. The Nominating Committee of the Board of Directors of Alliance is presently comprised of Messrs. Kirschbaum (Chairman), DiCesare and Wilms. This Committee advises and makes recommendations to the Board on all matters concerning the selection of candidates as nominees for election as directors. The Committee did not meet during the last fiscal year. For the immediate future, nominations to the Board of Directors are expected to be made pursuant to the Stockholders Agreement. See "Stockholders Agreement."

  Compensation Committee. The Compensation Committee of Alliance is presently comprised of Messrs. Robbins and Wilms. This Committee makes recommendations concerning the compensation of Alliance's executive officers. The Compensation Committee met three times during the fiscal year ended June 30, 1995 in executive session or in conjunction with the entire Alliance Board.

  Steve Greathouse, Chairman of the Board, has also served as President and Chief Executive Officer of Alliance since August 1994. Anthony DiCesare has held the position of Executive Vice President--Development since July 1994. Alfred Wilms served as Chief Executive Officer of Alliance from December 1984 to July 1994.

No other member of Alliance's Board of Directors was an officer or employee of Alliance or any subsidiary during the fiscal year ended June 30, 1995 or is a former officer of Alliance or any subsidiary.

  Since July 1, 1994, certain directors have been involved in transactions in which Alliance was a party and in which the amount involved exceeded $60,000. See "Certain Relationships and Related Transactions of Alliance".

  The compensation of directors is described under "Executive Compensation-- Compensation of Directors".

LIMITATION ON LIABILITY

  Article VI of Alliance's Articles of Incorporation limits the liability of Alliance's directors and officers. It provides that a director or officer of Alliance shall not be personally liable to Alliance or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (ii) for the payment of dividends in violation of Section 78.300 of the NGCL. It also provides that any repeal or modification of the foregoing provision by the stockholders of Alliance shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of Alliance existing at the time of such repeal or modification.

COMPLIANCE WITH SECTION 16(A) UNDER THE SECURITIES EXCHANGE ACT OF 1934

  Section 16(a) of the Exchange Act requires Alliance's directors and executive officers, and persons who own more than ten percent of a registered class of Alliance's equity securities ("Insiders"), to file with the Commission initial reports of ownership and reports of changes in ownership of Alliance Common Stock. Insiders are required by the Commission's regulations to furnish Alliance with copies of all Section 16(a) reports filed by such persons. To Alliance's knowledge, based solely on its review of the copies of such reports furnished to Alliance and written representations from certain Insiders that no other reports were required, during the fiscal year ended June 30, 1994 all Section 16(a) filing requirements applicable to Insiders were complied with, except that Mr. Wilms' year-end report on Form 5 was filed late.

EXECUTIVE COMPENSATION

  The following table sets forth the compensation paid or to be paid by Alliance to Alliance's chief executive officer and its four other most highly compensated executive officers receiving over $100,000 per year for services rendered in all capacities to Alliance during the fiscal year ended June 30, 1995 (the "Named Executive Officers"):

SUMMARY COMPENSATION TABLE*

                          FISCAL        ANNUAL COMPENSATION
                           YEAR   -----------------------------------  LONG-TERM
        NAME AND          ENDING                         OTHER ANNUAL COMPENSATION    ALL OTHER
   PRINCIPAL POSITION    JUNE 30,  SALARY    BONUS       COMPENSATION   OPTIONS    COMPENSATION(1)
   ------------------    -------- -------- ----------    ------------ ------------ ---------------
Steve Greathouse (2)....   1995   $338,462 $1,312,500        --         500,000        $4,638
 President, Chairman of
  the                      1994        --         --         --             --            --
 Board and Chief           1993        --         --         --             --            --
 Executive Officer
Shannon L. Bybee (3)....   1995    180,577        --            (4)         --         13,398
 Executive Vice
  President--              1994    271,154    400,000(5)        (4)     315,000        20,588
 Government Affairs        1993        --         --         --             --            --
John W. Alderfer........   1995    228,756        --            (4)     150,000        19,127
 Senior Vice President,    1994    222,137     50,000           (4)         --         19,622
 Treasurer and Chief       1993    164,615        --            (4)         --         21,066
 Financial Officer
Robert L. Miodunski.....   1995    175,000     75,000(6)        (4)         --          4,816
 Senior Vice President--   1994     47,115     15,000(5)        (4)      85,000           807
 Nevada Route Operations   1993        --         --            (4)         --            --
Robert L. Saxton........   1995    175,000     35,000           (4)         --          5,988
 Vice President--Casino    1994    123,077     15,000           (4)     110,000         5,723
 Operations                1993    106,346     15,000           (4)         --          7,283

--------
 * As used in the tables provided under the caption "Executive Compensation," the character "--" is used to represent "zero."
(1) "All Other Compensation" includes (i) contributions made by Alliance to Alliance's Profit Sharing 401(k) Plan in the amounts of $0, $924, $1,744, $0 and $202 for 1995 on behalf of Mr. Greathouse, Mr. Bybee, Mr. Alderfer, Mr. Miodunski and Mr. Saxton, respectively, and (ii) payments made by Alliance in the amounts of $4,638, $12,474, $17,383, $4,816 and $5,786 for
    1995 on behalf of Mr. Greathouse, Mr. Bybee, Mr. Alderfer, Mr. Miodunski and Mr. Saxton, respectively, in connection with their health, life and disability insurance.
(2) Mr. Greathouse joined Alliance as President and Chief Executive Officer in August 1994 and assumed the position of Chairman of the Board of Directors in March 1995.
(3) Mr. Bybee joined Alliance in July 1993 as President and Chief Operating Officer. On July 15, 1994, he assumed the role of Executive Vice President--Government Affairs.
(4) The aggregate amount of such compensation to be reported herein is less than the lesser of either $50,000 or 10 percent of the total annual salary and bonus reported for the named executive officer.
(5) The cash bonus attributable to fiscal 1994 was paid in the first quarter of fiscal 1995.
(6) The cash bonus attributable to fiscal 1995 was paid in the first quarter of fiscal 1996.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

  The following table relates to options granted during the fiscal year ended June 30, 1995:

                                                                         POTENTIAL REALIZABLE
                                      INDIVIDUAL GRANTS                        VALUE AT
                         ----------------------------------------------  ASSUMED ANNUAL RATES
                                                                               OF STOCK
                                      % OF TOTAL                        PRICE APPRECIATION FOR
                                        GRANTED                              OPTION TERMS
                         OPTIONS    TO EMPLOYEES IN EXERCISE EXPIRATION -----------------------
     NAME                GRANTED      FISCAL YEAR    PRICE      DATE        5%         10%
     ----                -------    --------------- -------- ---------- ---------- ------------
Steve Greathouse........ 250,000         11.12%      $5.750   7/25/04   $  905,000 $  2,290,000
                          83,333(1)       3.71%       1.500       --           --     1,279,995
                          83,333(1)       3.71%       1.500       --           --     1,279,995
                          83,334(1)       3.71%       1.500       --           --     1,280,010
Shannon L. Bybee........     --            --           --        --           --           --
John W. Alderfer........ 150,000          6.67%       5.875   2/22/03      554,250    1,404,750
Robert L. Miodunski.....     --            --           --        --           --           --
Robert L. Saxton........     --            --           --        --           --           --

--------
(1) Grant of warrants to purchase up to 250,000 shares of Alliance Common Stock which vest one year after the grant date and in three equal tranches when the market price of the Alliance Common Stock reaches $11, $13 and $15 per share, respectively.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR
VALUES

  The following table relates to options exercised during the fiscal year ended June 30, 1995 and options outstanding at June 30, 1995:

                                                NUMBER OF UNEXERCISED     VALUE OF UNEXERCISED
                                                     OPTIONS AT          IN-THE-MONEY OPTIONS AT
                           SHARES                   JUNE 30, 1995             JUNE 30, 1995
                         ACQUIRED ON  VALUE   ------------------------- -------------------------
    NAME                  EXERCISE   REALIZED EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
    ----                 ----------- -------- ----------- ------------- ----------- -------------
Steve Greathouse........      --         --         --       500,000          --     $3,031,250
Shannon L. Bybee........      --         --     105,000      210,000          --            --
John W. Alderfer........      --         --      87,000      150,000     $527,438       909,375
Robert L. Miodunski.....      --         --      17,000       68,000          --            --
Robert L. Saxton........    6,000    $34,050     46,000       92,000      278,875       557,750

COMPENSATION OF DIRECTORS

  Directors of Alliance who are also employees are not separately compensated for their services as directors. Fee arrangements with other Directors of Alliance are presently as follows: (i) Mr. Kirschbaum, $250,000 per year for all services as a director and member of the Nominating Committee; (ii) Dr. Fields, $250,000 per year for all services as Vice Chairman of the Board and Chairman of the Executive Committee; (iii) Mr. Wilms, $150,000 per year for all services as a director and member of various committees; and (iv) Mr. Robbins, $35,000 per year for all services as a director and member of various committees. Directors are also reimbursed for their reasonable out-of-pocket expenses incurred on company business. From time to time in the past, directors have also been provided with stock options.

EMPLOYMENT AND SEVERANCE ARRANGEMENTS

  Alliance has agreed to employ Mr. Greathouse for a term of three years at a base salary of $400,000, plus a bonus to be determined by the Board of Directors. Mr. Greathouse's first year bonus was determined to be no less than $200,000, but has not yet been paid. In addition, Mr. Greathouse received
(i) 250,000 shares of Alliance Common Stock, (ii) warrants to purchase 250,000 shares of Alliance Common Stock on terms substantially similar to the warrants issued to GSA in September 1993 ("Incentive Warrants"), which Incentive Warrants became exercisable in August 1995, and (iii) options to purchase 250,000 shares of Alliance Common Stock at $5.75 per share pursuant to Alliance's 1991 Stock Option Plan ("Employee Options"), which Employee Options will vest ratably over a three-year period. The exercisability of the Incentive Warrants and the Employee Options may be accelerated in the event that Joel Kirschbaum or Richard Rainwater sells or otherwise divests all of their respective holdings (whether direct or indirect) in Alliance Common Stock. Mr. Rainwater has announced that he intends to divest himself of his holdings. In addition, if such an event occurs, Mr. Greathouse will not be required to comply with the one-year "noncompete" restriction under his employment agreement. The arrangement with Mr. Greathouse entitles him to receive coverage under Alliance welfare plans and the reimbursement of certain expenses.

  Alliance is party to an Amended Executive Severance Agreement with Shannon
L. Bybee (the "Severance Agreement"). The Severance Agreement provides, among other things, that Mr. Bybee is entitled to be retained by Alliance for a three-year period from the time of Mr. Greathouse's election as President in August 1994 for an annual fee of $150,000 per year. In addition, Mr. Bybee received options to purchase 315,000 shares of Alliance Common Stock at an exercise price of $7.625 per share, vesting annually over a three-year period commencing July 26, 1994, with an expiration date of July 26, 2003. Mr. Bybee currently holds the positions of Executive Vice President -- Government Affairs and Special Advisor to the Board of Directors.

  Alliance is party to an Employment Agreement, dated February 23, 1993, with Mr. Alderfer. Such Employment Agreement generally provides for the preservation of Mr. Alderfer's employment for a period of three years following certain changes in control of Alliance. During each year in this three-year period, Mr. Alderfer, unless he is terminated by Alliance "for cause" or resigns for other than "good reason" will be entitled to receive (i) an annual salary not less than his then current annual salary, (ii) a bonus no less than the lesser of (a) the bonus, if any, specified for him in Alliance's incentive compensation program for fiscal 1994 or (b) the average of the bonuses paid to him for the three immediately preceding years and (iii) continuation of benefits under any employee benefit plan or bonus plan which Alliance provides for its employees. In addition, Mr. Alderfer's Employment Agreement provides that in the event he is terminated by Alliance other than "for cause" or resigns from Alliance for "good reason," all options to purchase Alliance Common Stock held by him will immediately vest. In May 1994, Mr. Alderfer's Employment Agreement was amended to provide for a specified additional bonus and for the calculation of future year increases in base compensation. "Good reason" is defined as any downward alteration in position, status or responsibility, a reduction in the base salary, bonus and/or benefits of Mr. Alderfer or failure to increase his salary by 7% or more from the preceding 12-month period or the relocation of his place of employment to a location which is more than 20 miles from Las Vegas. "Cause" is defined as willful failure to perform duties (other than incapacity caused by physical or mental illness), denial of a gaming license, conviction of a crime constituting a felony, dishonesty, embezzlement or common law fraud, which is material and intended to result in personal enrichment. If, hypothetically, Mr. Alderfer had been terminated other than "for cause" or had resigned for other than "good reason," at December 1, 1995, Alliance would have been obligated to pay approximately $467,272 under the severance provisions described above, and all options held by him would have become immediately exercisable.

  Alliance is party to an Employment Agreement with Mr. Miodunski, terminating in August 1998, which generally provides for a base salary of $200,000 per year, participation in Alliance's compensation programs for corporate officers, receipt of 85,000 stock options under the 1991 Plan to vest over a five year period, and severance benefits in an amount equal to the lesser of one year's base salary and the amount of salary he would have received for the remainder of the employment term if Mr. Miodunski is terminated prior to August 1998 without cause. "Cause" is defined as a conviction of any misdemeanor involving moral turpitude, or any felony, misappropriation or embezzlement from Alliance, denial or rejection of any gaming license or permit or commission of any act that could reasonably be expected to result in such denial or rejection, a breach of the non-competition clause or the confidential information and non-disparagement clause or the persistent failure or refusal after notice to comply with duties or obligations under the Employment Agreement.

  Alliance is party to an Employment Agreement with Ms. McIlwain which generally provides for a two-year term from June 1, 1994 at a base salary of $130,000 per year, participation in Alliance's compensation programs for corporate officers, receipt of 60,000 stock options under the 1991 Plan to vest over a five-year period, and severance benefits of one year's base salary if Ms. McIlwain is terminated without cause. "Cause" is not defined in Ms. McIlwain's Employment Agreement and neither the NGCL nor Alliance's By-laws contain a specific definition thereof, and Alliance is not aware of any judicial interpretation of such phrase in Nevada.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During the year ended June 30, 1995, the Alliance Board established a Compensation Committee. The initial members of the Compensation Committee were Jay R. Gottlieb, Chairman, and Messrs. Robbins and Wilms. Upon Mr. Gottlieb's resignation from the Alliance Board in May 1995, the Compensation Committee was comprised of Mr. Robbins and Mr. Wilms.

  The Compensation Committee was established to make recommendations to the Board from time to time as to the compensation and bonus payable to Alliance's Chief Executive Officer, including the establishment and implementation of criteria for determining such compensation and bonus, and to make recommendations to Alliance's executive officers regarding compensation for other employees of Alliance. The Compensation Committee met three times during the fiscal year ended June 30, 1995, either in executive session or in conjunction with the entire Alliance Board. The Executive Committee made various recommendations to the Alliance Board regarding the implementation of performance criteria for determining the bonus of Alliance's chief executive officer under his employment agreement with Alliance. In addition, in consultation with the Chief Executive Officer, the Compensation Committee made recommendations to the Alliance Board regarding salaries, option grants and bonuses payable or issuable to officers of Alliance.

  Since July 1, 1995, certain directors have been involved in certain transactions in which Alliance was a party and in which the amount involved exceeded $60,000. See "Certain Relationships and Related Transactions".

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

  The Board Compensation Committee Report on Executive Compensation shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement/Prospectus into any filing under the Securities Act or under the Exchange Act, except to the extent that Alliance specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

  During fiscal 1995, the compensation recommendations made by the Compensation Committee in respect of Alliance's executive officers were influenced significantly by various factors, including the continued growth of the gaming business and the need to attract and retain top-flight talent, the pursuit of gaming opportunities in new and emerging jurisdictions and Alliance's work on significant and material transactions, including Alliance's pursuit of BGII. Accordingly, Alliance believes that the demand for management with gaming industry experience has heightened significantly over the recent term and that such competitive pressures constitute a significant factor in making compensation decisions designed to attract, retain and motivate key executives.

  Although the Alliance Board's compensation decisions have been strongly affected recently by competitive pressures as well as the need to retain executive talent during Alliance's transition, the Alliance Board and the Compensation Committee continue to believe that long-term executive compensation tied to the creation of stockholder value should constitute a significant component of the compensation to be earned by its executive officers. Thus, it has been Alliance's policy to attempt to restrain base cash compensation (subject to competitive pressures), while providing the incentive for management to increase stockholder value by providing such officers with significant numbers of market-price stock options that will not confer value upon the officers unless and until Alliance's share price rises. The Alliance Board expects that stock options will continue to constitute a significant component of the compensation package provided to executive officers. In the past, stock option grants to management have reflected an exercise price equal to the trading price of Alliance Common Stock at the time of such grant. The Alliance Board and the Compensation Committee presently expect that most if not all future grants will be structured in a similar manner.

  The Chief Executive Officer of Alliance during fiscal 1995 was Steve Greathouse, who received base compensation of $400,000 and was entitled to a bonus based upon the criteria set forth in his employment agreement, as further articulated by the Executive Committee and the Compensation Committee. Bonuses were also paid during fiscal 1995 to Robert L. Miodunski and Robert L. Saxton.

  The Compensation Committee believes that cash bonuses are appropriate based upon the current performance of Alliance's businesses compared to its internal expectations and general business conditions. With the exception of the bonus paid to Steve Greathouse referred to above, all bonuses paid to Alliance executives during the fiscal year ended June 30, 1995 were based upon performance.

                                          Respectfully submitted,

                                          David Robbins

                                          Alfred H. Wilms

                                          Members of Compensation Committee

STOCK PERFORMANCE GRAPH

  The following graph compares Alliance's cumulative total stockholder return on its Alliance Common Stock (no dividends have been paid thereon) with the cumulative total return, assuming reinvestment of dividends, of (i) The NASDAQ Stock Market (US) and (ii) an index of peer companies that Alliance believes are comparable in terms of their lines of business for the five fiscal years in the period ending June 30, 1995. The presentation assumes $100 was invested on June 30, 1990 (the last trading day prior to the end of Alliance's 1990 fiscal year). The peer company group consists of Jackpot Enterprises, Inc., Video Lottery Technology, Inc. and WMS.

                         [GRAPH APPEARS HERE]

                COMPARISON OF FIVE YEAR CUMULATIVE RETURN
         AMONG ALLIANCE , NASDAQ INDEX AND PEER GROUP INDEX

Measurement period      ALLIANCE        NASDAQ          PEER GROUP
(Fiscal year Covered)                   Index           Index
---------------------   ---------       ---------       ---------
Measurement PT -
    1990                $   100         $   100         $   100
    1991                  23.61          105.88          102.68
    1992                  90.28           127.2          202.21
    1993                 102.78          159.97          311.39
    1994                  58.33          161.56          187.52
    1995                  67.36          215.37          195.74

          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF ALLIANCE

  In March 1992, Mr. Wilms committed to provide a $6.5 million five-year, unsecured, subordinated loan (the "VSI Loan") to Alliance's majority controlled subsidiary, VSI. As consideration for this commitment, Alliance issued to Mr. Wilms five-year warrants to purchase 200,000 shares of Alliance Common Stock at $2.50 per share and agreed to issue an additional warrant to purchase 1,800,000 shares of Alliance Common Stock at a purchase price of $2.50 per share upon funding of the full amount of such loan. Mr. Wilms is entitled to one demand and unlimited piggyback registration rights covering resale of the Alliance Common Stock underlying the warrants. The exercise price of the warrants (the "Wilms Warrants") was determined based on an analysis of, and fairness opinion with respect to, the transaction and on the price range of the Alliance Common Stock during a period prior to announcement of Alliance's expansion into Louisiana. The last reported sale price of the Alliance Common Stock on the NASDAQ NMS on March 2, 1992 (the date Alliance announced its expansion into Louisiana), March 24, 1992 (the date of the fairness opinion referred to above) and March 27, 1992 (the date Mr. Wilms committed to provide the $6.5 million loan to VSI), was $6.375, $8.625 and $8.125 per share, respectively. The VSI loan, as amended, requires quarterly interest and principal payments with an interest rate equal to 200 basis points above the London InterBank Offered Rate, adjusted quarterly. One basis point is equivalent to .01%. The VSI Loan is currently held by N.V. Continental Trust Company ("CTC"), a Belgian corporation owned by Mr. Wilms and members of his family.

  At June 30, 1993, Mr. Wilms had funded $6.0 million of the VSI Loan. On August 2, 1993, the Board unanimously approved (except that Mr. Wilms abstained from voting) the execution of a new Loan and Security Agreement (the "Amended VSI Loan") and amendment of the Wilms Warrants. CTC assumed Mr. Wilms' rights and obligations under the Amended VSI Loan. The Amended VSI Loan grants CTC a security interest in substantially all of VSI's present and future personal property; provided, however, that CTC's security interest will be subordinated to (i) purchase money indebtedness incurred by VSI in the purchase from unaffiliated persons of inventory or equipment, including gaming devices, computer equipment and furniture and fixtures, and (ii) working capital loans to VSI from unaffiliated persons which are deemed in good faith by VSI's Board of Directors to be necessary and beneficial to VSI in its ordinary business activities (as defined in the Amended VSI Loan).

  The Amended VSI Loan matures on September 1, 1998 and provides for quarterly principal payments beginning September 1, 1993, rising from approximately $280,000 to $360,000 over its term. CTC has funded the full $6.5 million original principal amount of the Amended VSI Loan and Alliance has issued to Mr. Wilms the warrant to purchase 1.8 million shares of Alliance Common Stock. Pursuant to the Amended VSI Loan, the maturity date of the VSI loan was extended one year and the terms of the Wilms Warrants were also amended to extend their exercise period to September 1, 1998 and to provide for a "cashless" exercise of the Wilms Warrants under certain circumstances. In a cashless exercise, Mr. Wilms would receive the number of shares of Alliance Common Stock of Alliance equal to that for which a Wilms Warrant is then being exercised less that number of shares having a fair market value equal to the exercise price for those shares covered by such exercise. In addition, Mr. Wilms will be permitted to surrender all or part of CTC's note evidencing the Amended VSI Loan in payment of the cash exercise price of the Wilms Warrants. Mr. Wilms' one demand and unlimited piggyback registration rights with respect to the shares deliverable under the Wilms Warrants were modified to conform them procedurally with those in the Stockholders Agreement. No change was made in the interest rate applicable to the Amended VSI Loan (from VSI Loan) or in the number of shares or the exercise price of the Wilms Warrants. Alliance agreed to pay Mr. Wilms out-of-pocket expenses incurred in connection with the transactions with Kirkland, the restructuring of the VSI Loan and the related documentation in an aggregate amount of $201,750. As of June 30, 1994 the aggregate amount of the Amended VSI Loan outstanding was approximately $5.4 million.

  Under the terms of the Letter Agreement, dated as of June 25, 1993, between Kirkland, KIC, Alliance and, as to certain provisions, Mr. Wilms, and the related Securities Purchase Agreement, dated as of September 21, 1994, Alliance agreed, following the delivery of a Control Notice (which occurred on September 21, 1993), to make payments to Kirkland at the rate of $350,000 per year in reimbursement to Kirkland for its aggregate costs and expenses as related to Alliance, until the first to occur of (i) September 21, 1995 and (ii) the Licensing Date (i.e. June 23, 1994). Such payments aggregated approximately $272,000, $346,000 and $597,000 in fiscal years 1993 through 1995, respectively.

  In connection with the closing of the Kirkland Investment and the related Nevada licensing process (completed June 23, 1994), Alliance is obligated to reimburse Kirkland for an aggregate of approximately $312,000 in out-of-pocket expenses.

  In connection with its retention of GSA for financial advisory services, Alliance has issued to it 1,250,000 warrants to purchase Alliance Common Stock with an exercise price of $1.50 as provided in the GSA Advisory Agreement.

  David Robbins, a director of Alliance appointed to the Board of Directors in July 1994, was employed until July 1995 by the law firm of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel which has represented Alliance in various matters. The firm received fees from Alliance of $1,046,000 and $493,000 in fiscal 1994 and 1995, respectively.

                           BGII PLANS AND AMENDMENTS

  Approval of the Merger Agreement by BGII stockholders will constitute the approval of the 1994 Stock Option Plan for Non-Employee Directors, as amended (the "1994 Plan") and the approval of the amendments contemplated under
Section 2.1.3 of the Merger Agreement to BGII's 1991 Incentive Plan (the "1991 Plan") and 1991 Non-Employee Directors' Option Plan (the "1991 Directors Plan") (the 1991 Plan, the 1991 Directors Plan and the 1994 Plan are referred to herein collectively as the "BGII Plans"). The BGII Board of Directors recommends a vote FOR the approval of such proposal. See "The Merger--BGII's Reasons for the Merger; Recommendations of the BGII Board of Directors." The 1994 Plan and the amendments to each of the 1991 Plan and 1991 Directors Plan provide that upon the Effective Time all stock options issued pursuant to such BGII Plan shall vest and remain exercisable for the lesser of (i) the original full exercise period, (ii) three years from the Effective Time or (iii) except with respect to Messrs. Gillman, Kloss and Jenkins, the period ending on the date the option holder's employment is terminated for cause or by such employee voluntarily. In addition, provisions within BGII Plans which shorten the period during which stock options may be exercised as a result of a director ceasing to be a director, officer or employee, as the case may be, of BGII shall be terminated and of no further force and effect and options shall be exercisable for the consideration and at the price provided for in the Merger Agreement. Each of the 1991 Plan, the 1991 Directors Plan, and amendments thereto and the 1994 Plan is summarized below.

1991 INCENTIVE PLAN

  The following is a summary of the material provisions of the 1991 Plan.

  General. In November 1991, BGII adopted the 1991 Plan. Amendments No. 1 and No. 2 to the Plan were subsequently adopted and all references herein to the 1991 Plan shall mean the 1991 Plan as amended by Amendments No. 1 and No. 2 thereto. The 1991 Plan was approved by stockholders and complies with Rule 16b-3 promulgated under the Exchange Act. The 1991 Plan provides for the grant of stock options, stock appreciation rights ("SARs") and restricted stock to employee directors who are not members of the Compensation and Stock Option Committee of the Board of Directors (the "Committee"), officers, key employees and consultants. Options granted under the 1991 Plan may be either Incentive Stock Options ("ISOs") qualifying under Section 422 of the Code or Non-Qualified Stock Options ("NQSOs"). The aggregate number of shares of BGII Common Stock which may be delivered under the 1991 Plan and the 1991 Directors Plan may not exceed 1,250,000 shares. No awards may be granted ten years after the date of the adoption of the 1991 Plan. The 1991 Plan is designed to encourage directors, officers, key employees and consultants of BGII and its subsidiaries to acquire or increase their ownership of BGII Common Stock on reasonable terms, and to foster in participants a strong incentive to put forth maximum effort for the continued success and growth of BGII and its subsidiaries, to aid in retaining individuals who put forth such efforts, and to assist in attracting the best available individuals to BGII and its subsidiaries in the future.

  The Committee administers the 1991 Plan. The Committee has the full power and authority, subject to the provisions of the 1991 Plan, to designate participants, grant awards and determine the provisions applicable to each of the awards. Each member of the Committee is a "disinterested person" within the meaning of Rule 16b-3 under the Exchange Act.

  The 1991 Plan may be amended at any time and from time to time by the Board of Directors of BGII, but no amendment shall be made without the approval of the stockholders of BGII if stockholder approval would be required under
Section 422 of the Code or Rule 16b-3 under the Exchange Act. The 1991 Plan provides that no amendment of the 1991 Plan shall be made which would impair any rights of any holder of any award without his consent.

  Options and SARs. The terms of specific options are determined by the Committee. Unless the Committee, in its discretion, determines otherwise, non-qualified stock options will be granted with an option price equal to the fair market value of the shares of BGII Common Stock to which the non-qualified stock option relates on the date of grant. In no event may the option price with respect to an ISO granted under the 1991 Plan be less than the fair market value of such BGII Common Stock to which the incentive stock option relates on the date the incentive stock option is granted. However, in the case of an ISO granted to a holder of shares representing at least 10% of the total combined voting power of BGII, or of any subsidiary or parent thereof (a "10% Stockholder"), the per share exercise price shall not be less than 110% of the fair market value of the BGII Common Stock on the date of the grant. Each option will be exercisable during the period or periods specified in the option agreement, which shall not exceed ten years from the date of grant. Additionally, ISOs must be exercised within ten years after the date of the grant (within five years, if granted to a 10% Stockholder). In addition, no participant may be granted ISOs to purchase more than $100,000 of BGII Common Stock during any calendar year.

  SARs are rights granted to participants to receive shares of BGII Common Stock and/or cash in an amount equal to the excess of (i) the fair market value of the shares of BGII Common Stock on the date the SARs are exercised over (ii) the fair market value of the shares of BGII Common Stock on the date the SARs were granted or, at the discretion of the Committee, the date the option was granted, if granted in tandem with an option granted on a different date.

  Each option and SAR granted under the 1991 Plan may be exercisable for a term of not more than ten years after the date of grant. ISOs and SARs granted in tandem with ISOs may only be exercised when the fair market value of BGII Common Stock is greater than the option price. Certain other restrictions apply in connection with the timing of the exercise of certain awards.

  Upon the exercise of an option or SAR, the option holder shall pay BGII the exercise price plus, at the option of BGII, the amount of the required Federal and state withholding taxes, if any. The 1991 Plan allows the participant to pay the exercise price (i) in cash, previously owned shares of BGII Common Stock or any combination thereof or (ii) pursuant to a cashless exercise program in the event BGII elects to establish such a program. The 1991 Plan also allows participants to elect to have shares withheld upon exercise for the payment of withholding taxes.

  Restricted Stock. Restricted stock awards are rights granted to an employee to receive shares of BGII Common Stock without payment but subject to forfeiture and other restrictions as set forth in the 1991 Plan. Generally, the restricted stock awarded, and the right to vote such stock or to receive dividends thereon, may not be sold, exchanged or otherwise disposed of during the restricted period. In addition, restricted stock shall be forfeited to BGII without notice and without consideration therefor immediately upon termination of a participant's employment with BGII for any reason. The 1991 Plan provides that the restrictions applicable to an award of restricted stock shall lapse with respect to one-third of the shares constituting such award on each anniversary of the date of grant. The 1991 Plan provides that, at the discretion of the Committee, BGII may pay cash to participants to insure that the participant will receive the BGII Common Stock net of all taxes imposed on such participant related to the receipt of BGII Common Stock and cash payments under the 1991 Plan.

  Change in Control. The 1991 Plan provides that in the case of a Change in Control (as defined therein), each award granted under the 1991 Plan shall terminate 90 days after the occurrence of such Change in Control, but, in the event of any such termination: (a) the award holder shall have the right, commencing at least five days prior to such Change in Control and subject to any other limitation on the exercise of such award in effect on the date of exercise, (i) to immediately exercise any options not in tandem with SARs in full, without regard to any vesting limitations, to the extent they shall not have been theretofore exercised, and (ii) to exercise, at any time after the six month anniversary of the date of grant of the SAR (but subject to the restrictions of paragraph (e)(3)(iii) of Rule 16b-3), any SARs or options in tandem with SARs in full, without regard to any vesting limitations, to the extent they shall not have been theretofore exercised, provided, however, that no SAR or option in tandem with an SAR shall terminate prior to the end of the first Window Period (as defined in the 1991 Plan) following the occurrence of such Change in Control; and (b) all restrictions on restricted stock awards shall immediately lapse and certificates for the affected shares and the cash payment required by Section 12.2 of the 1991 Plan (if any payment is due) shall be appropriately distributed.

  Each option, SAR and option granted in tandem with an SAR outstanding at the date of the Change in Control shall terminate, in all events, no later than 180 days after the occurrence of such Change in Control. The manner of application of the foregoing provisions shall be determined by the Committee in its sole discretion.

  For purposes of the 1991 Plan, "Change in Control" means a change in control of BGII of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act (as in effect on the date the 1991 Plan was adopted by the Board), whether or not BGII is then subject to such reporting requirement; provided, that, without limitation, such a Change in Control shall be deemed to have occurred if:

    (a) any "person" (as defined in Sections 13(d) and 14(d) of the Exchange
  Act) other than BEC is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of BGII representing 40% or more of the combined voting power of BGII's then outstanding securities;

    (b) BEC becomes the beneficial owner, directly or indirectly, of securities of BGII representing less than 40% of the combined voting power of BGII's then outstanding securities;

    (c) during any period of two consecutive years (not including any period prior to the adoption of the 1991 Plan) there shall cease to be a majority of the Board comprised of Continuing Directors (as defined within the 1991
  Plan); or

    (d) (i) the stockholders of BGII approve a merger or consolidation of BGII with any other corporation, other than a merger or consolidation which would result in the voting securities of BGII outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 80% of the combined voting power of the voting securities of BGII or such surviving entity outstanding immediately after such merger or consolidation, or

    (ii) the stockholders of BGII approve a plan of complete liquidation of BGII or an agreement for the sale or disposition by BGII of all or substantially all BGII's assets.

  Notwithstanding the foregoing, an event or occurrence (or a series of events or occurrences) which would otherwise constitute a Change in Control under the foregoing shall not constitute a Change in Control for purposes of the 1991 Plan if the Board, by majority vote, determines that a Change in Control does not result therefrom; but only if Continuing Directors constitute a majority of the directors voting in favor of such determination. Further, an event or occurrence (or a series of events or occurrences) which would not otherwise constitute a Change in Control under the foregoing shall be deemed to constitute a Change in Control for purposes of the 1991 Plan if the Board, by majority vote, determines that a Change in Control does result therefrom; but only if Continuing Directors constitute a majority of the directors voting in favor of such determination.

AMENDMENTS TO THE 1991 PLAN

  Under Section 17 of the 1991 Plan, as currently in effect, at the Effective Time, (a) all options outstanding under the 1991 Plan shall have previously become fully vested and exercisable with respect to the total number of shares of BGII Common Stock underlying each such option and (b) all options outstanding under the 1991 Plan shall terminate not later than 180 days after the Effective Time.

  The Board of Directors has adopted Amendment No. 3 to the 1991 Plan which provides that upon the Effective Time (a) all options outstanding under the 1991 Plan shall vest and remain exercisable until the earlier of (i) the expiration of the original term of the option grant (without regard to Section 17 of the 1991 Plan or other Change of Control provisions within the applicable award agreement), (ii) three years from the Effective Time or (iii) except with respect to Messrs. Gillman, Kloss and Jenkins, in the event the option holder's employment is terminated for cause (which is not defined in the 1991 Plan) or such employee voluntarily terminates his employment, on the date of such termination, (b) all provisions in the 1991 Plan and any applicable award agreement which terminate the exercise period during which an option would be exercisable by an optionee who is a director of BGII as a result of such person ceasing to be a director, officer or employee, as the case may be, of BGII shall be of no further force or effect and (c) each outstanding option shall be exercisable, at the exercise price of such option, for the Merger Consideration per share of BGII Common Stock; provided however, that in the event the holder of such option (other than Messrs. Gillman, Jenkins and Kloss) who is an employee of BGII immediately prior to the Effective Time has delivered proper notice of election to BGII prior to the Effective Time, each option held by such holder shall be exercisable for that number of shares of Alliance Common Stock equal to the number of shares of BGII Common Stock subject to such option at an exercise price equal to the Alliance Average Trading Price. If approved by stockholders, Amendment No. 3 would become effective upon the Effective Time. The foregoing summary of the material provisions of Amendment No. 3 to the 1991 Plan should be read in conjunction with, and is qualified in its entirety by, reference to the complete text of Amendment No. 3 as set forth in Annex III to this Proxy Statement/Prospectus. Stockholder approval of the Amendment is required under Rule 16b-3.

  Federal Income Tax. No income will be recognized by an optionee at the time a NQSO is granted. Ordinary income, subject to withholding, generally will be recognized by an optionee at the time a NQSO is exercised in an amount equal to the excess of the fair market value on the exercise date of the shares issued to the optionee over the option price. Gain or loss on a subsequent disposition of the shares will be capital gain or loss assuming that the stock is held as a capital asset (i.e., generally for investment purposes) and any such capital gain or loss will be long-term capital gain or loss if the shares are held for more than one year. BGII will be entitled to a deduction for federal income tax purposes at the same time and in the same amount as the amount included in income by the optionee with respect to his NQSO, subject to the usual rules as to reasonableness of compensation, the requirement that BGII satisfy certain withholding and/or reporting obligations, and, if applicable, the limitations of Code Section 162(m), described below.

  No ISOs have been issued under the 1991 Plan, and BGII does not intend to issue any ISOs under the 1991 Plan in the future.

  Code Section 162(m) generally provides that the annual deduction available to a publicly-held corporation with respect to applicable remuneration paid to certain highly compensated employees ("covered employees") is limited to $1,000,000 (reduced by the amount of any compensation which is not deductible because it constitutes an "excess parachute payment" within the meaning of Code Section 280G). Compensation payable pursuant to plans or arrangements existing during the period during which the company was not publicly-held are, for a certain period (the "Reliance Period"), not subject to the $1,000,000 deduction limitation if certain requirements are satisfied. Thus, compensation payable under options granted within the Reliance Period under a plan subject to this transition rule is not subject to the $1,000,000 deduction limitation. The Reliance Period ends on the earlier of certain dates, including the date that the plan or arrangement is materially modified (i.e., modified to increase compensation). Qualified performance-based compensation, including the compensation element of a stock option granted with an exercise price equal to the fair market value of the stock on the date of grant under a plan satisfying certain requirements, also is exempt from the $1,000,000 deduction limitation. BGII believes that Amendment No. 3 will not constitute a material modification of the 1991 Plan (which was in existence during the period prior to which BGII became publicly held). However, if it were determined that the adoption of Amendment No. 3 constitutes a material modification of the 1991 Plan and the options thereunder, then compensation relating to the options issued thereunder may be subject to the $1,000,000 deduction limitation, because the options would be treated as being reissued with an exercise price lower than the fair market value of the underlying stock on the date of grant of the options.

BENEFITS TABLE

  Set forth below is a table disclosing the options granted under the 1991 Plan currently held by the individuals identified:

                                                                DOLLAR
                   NAME AND PRINCIPAL POSITIONS:               VALUE(1) OPTIONS
                   -----------------------------               -------- -------
      Richard Gillman.........................................     0    150,000
      Chairman of the Board and Chief Executive Officer
      Hans Kloss..............................................     0     75,000
      President and Chief Operating Officer BGII and
       Managing Director of Bally Wulff
      Neil E. Jenkins.........................................     0     75,000
      Executive Vice President and Secretary
      Scott Schweinfurth......................................     0     30,000
      Senior Vice President, Chief Financial Officer
       and Treasurer
      Robert Conover..........................................     0     35,000
      President, Bally Systems Division
      All Executive Officers as a Group.......................   $ 0    365,000
      All Current Non-employee Directors......................     0          0
      All Employees including Officers who are not Executive
       Officers...............................................   $ 0    502,500

--------
(1) Based on the difference between the exercise price of such options and the closing price of BGII Common Stock on February 16, 1996 of $7.75.

REASONS AND RECOMMENDATION

  The Board of Directors has adopted Amendment No. 3 to the 1991 Plan and recommends its adoption by the stockholders of BGII. The purpose of the Amendment is to allow the participants in the 1991 Plan the opportunity to benefit from the Merger by allowing the exercise of their options, which, at the Effective Time, shall represent options to purchase Merger Consideration, or upon election, Alliance Common Stock. In general, the effect of the amendment to the 1991 Plan would change (i) the length of the relevant time period in which an option holder would be permitted to exercise his options,
(ii) the date of commencement of such time period which would change from the 180 day period following BGII stockholder approval of the Merger to the three year period following the Effective Time, and (iii) the consideration for which and the price at which the option may be exercised. The terms of Amendment No. 3 were adopted to give employees a fair opportunity to exercise their options after the Merger and to provide employees with the option of electing to retain the ability to participate in any growth of BGII through ownership of Alliance Common Stock. Assuming that employees do not elect to receive Alliance Common Stock in lieu of Merger Consideration upon exercise of their options, the value received upon exercise of an option under the 1991 Plan is $11.70, which is the value of the per share Merger Consideration as well as the value to be received on a per share basis under the 1991 Directors Plan and 1994 Plan (assuming that the Alliance Common Stock is trading at the Alliance Average Trading Price).

1991 NON-EMPLOYEE DIRECTORS PLAN

  The following is a summary of the material provisions of the 1991 Directors Plan.

  General. In November 1991, BGII adopted the 1991 Directors Plan. Amendments No. 1 and No. 2 to the 1991 Directors Plan were subsequently adopted and all references herein to the 1991 Directors Plan shall mean the 1991 Directors Plan as amended by Amendment No. 1 and No. 2 thereto. The 1991 Directors Plan was approved by the stockholders of BGII and complies with Rule 16b-3. The 1991 Directors Plan provides for the grant of non-qualified stock options to non-employee directors of BGII. The aggregate number of shares of BGII Common Stock which may be delivered under the 1991 Plan and the 1991 Directors Plan may not exceed 1,250,000 shares. The 1991 Directors Plan is designed to enable BGII to secure non-employee persons of requisite business experience to serve on the Board of Directors of BGII, motivate non-employee directors to enhance future growth of BGII by furthering their identification with the interests of BGII and its stockholders, and assist in retaining non-employee directors.

  The 1991 Directors Plan may be amended at any time and from time to time by the Board of Directors of BGII, but no amendment shall be made without the approval of the stockholders of BGII if stockholder approval would be required under Section 422 of the Code or Rule 16b-3 under the Exchange Act. The 1991 Directors Plan provides that no amendment of the 1991 Directors Plan shall be made which would impair any rights of any holder of any award without his consent.

  Options. Under the 1991 Directors Plan, each non-employee director who was a member of the Board on the closing date of BGII's initial public offering received an option to purchase 25,000 shares of BGII Common Stock effective on the date of such closing, and each director who is elected to the Board after such date is granted an option to purchase 25,000 shares of BGII Common Stock effective as of the date of his election. The exercise price of the shares of BGII Common Stock subject to options granted under the 1991 Directors Plan shall be the fair market value of the shares of BGII Common Stock on the date of grant. The 1991 Plan provides that an option grant shall vest and become exercisable with respect to one-third of the underlying shares of BGII Common Stock on each anniversary of the date of grant. Options terminate when the holder ceases to be a director or ten years from the date of grant.

  Upon the exercise of an option, the option holder shall pay BGII the exercise price plus, at the option of BGII, the amount of the required Federal and state withholding taxes, if any. The 1991 Directors Plan allows the participant to pay the exercise price (i) in cash, previously owned shares of BGII Common Stock or any combination thereof or (ii) pursuant to a cashless exercise program in the event BGII elects to establish such a program. The 1991 Directors Plan also allows participants to elect to have shares withheld upon exercise for the payment of withholding taxes.

  Change in Control. The 1991 Directors Plan provides that in the case of a Change in Control, each award granted under the 1991 Directors Plan shall terminate 90 days after the occurrence of such Change in Control, but, in the event of any such termination, the award holder shall have the right, commencing at least five days prior to such Change in Control and subject to any other limitation on the exercise of such award in effect on the date of exercise, to immediately exercise any options in full, without regard to any vesting limitations, to the extent they shall not have been theretofore exercised.

  For purposes of the 1991 Directors Plan, "Change in Control" is defined as described above in connection with the 1991 Plan.

  Federal Income Tax. No income will be recognized by an optionee at the time an option is granted. Ordinary income, subject to withholding, generally will be recognized by an optionee at the time an option is exercised in an amount equal to the excess of the fair market value on the exercise date of the shares issued to the optionee over the option price. Gain or loss on a subsequent disposition of the shares will be capital gain or loss assuming that the stock is held as a capital asset (i.e., generally for investment purposes) and any such capital gain or loss will be long-term capital gain or loss if the shares are held for more than one year. BGII will be entitled to a deduction for federal income tax purposes at the same time and in the same amount as the amount included in income by the optionee with respect to his option, subject to the usual rules as to reasonableness of compensation, the requirement that BGII satisfy certain withholding and/or reporting obligations, and, if applicable, the limitations of Code Section 162(m), described above under "BGII Plans and Amendment--1991 Incentive Plan".

AMENDMENTS TO THE 1991 DIRECTORS PLAN

  Under Section 13 of the 1991 Directors Plan, as currently in effect, at the Effective Time, (a) all options outstanding under the 1991 Directors Plan shall have previously become fully vested and exercisable with respect to the total number of shares of BGII Common Stock underlying each such option and
(b) all options outstanding under the 1991 Directors Plan shall terminate not later than 90 days after the Effective Time.

  The Board of Directors has adopted Amendment No. 3 to the 1991 Directors Plan which provides that upon the Effective Time (a) all options outstanding under the 1991 Directors Plan shall vest and remain exercisable until the earlier of (i) the expiration of the original term of the option grant (without regard to Section 13 of the 1991 Directors Plan or other Change of Control provisions within the applicable award agreement) or (ii) three years from the Effective Time, (b) all provisions in the 1991 Directors Plan and any applicable award agreement which terminate, or otherwise shorten the exercise period during which an option would be exercisable by an optionee who is a director of BGII as a result of such person ceasing to be a director, officer or employee of BGII shall be of no further force or effect and (c) each outstanding option shall be exercisable, at the exercise price of the option, for the Merger Consideration per share of BGII Common Stock subject to the option. If approved by stockholders, Amendment No. 3 would become effective upon the Effective Time. The foregoing summary of the material provisions of the 1991 Directors Plan should be read in conjunction with, and is qualified in its entirety by, reference to the complete text of Amendment No. 3 as set forth in Annex IV to this Proxy Statement/Prospectus. Stockholder approval of the Amendment is required under Rule 16b-3.

BENEFITS TABLE

  Set forth below is a table disclosing the options granted under the 1991 Directors Plan currently held by the individuals identified.

                                                                 DOLLAR
                    NAME AND PRINCIPAL POSITIONS                VALUE(1) OPTIONS
                    ----------------------------                -------- -------
      Richard Gillman..........................................   $ 0          0
      Chairman of the Board and Chief Executive Officer
      Hans Kloss...............................................   $ 0          0
      President and Chief Operating Officer BGII and
      Managing Director of Bally Wulff
      Neil E. Jenkins..........................................   $ 0          0
      Executive Vice President and Secretary
      Scott Schweinfurth.......................................    $0          0
      Senior Vice President, Chief Financial Officer
      and Treasurer
      Robert Conover...........................................   $ 0          0
      President, Bally Systems Division
      All Executive Officers as a Group........................   $ 0          0
      All Non-Employee Directors as a Group....................   $ 0    100,000
      All Employees, including Officers who are not
      Executive Officers.......................................   $ 0          0

--------
(1) Based on the difference between the exercise price of such options and the closing price of BGII Common Stock on February 16, 1996 of $7.75.

REASONS AND RECOMMENDATION

  The Board of Directors has adopted Amendment No. 3 to the 1991 Directors Plan and recommends its adoption by the stockholders of BGII. The purpose of Amendment No. 3 is to provide the participants in the 1991 Directors Plan the opportunity to benefit from the Merger by allowing the exercise of their options, which, at the Effective Time, shall represent options to purchase Alliance Common Stock. In general, the effect of the amendment to the 1991 Directors Plan would change (i) the length of the relevant time period in which an option holder would be permitted to exercise his options, (ii) the date of commencement of such time period which would change from the 90 day period following BGII stockholder approval of the Merger to the three year period following the Effective Time, and (iii) the consideration for which the option may be exercised. The terms of Amendment No. 3 were adopted to give non-employee directors a fair opportunity to exercise these options. The value to be received upon exercise of an option under the 1991 Directors Plan is $11.70, which is the value of the per share Merger Consideration as well as the value to be received on a per share basis under the 1991 Plan (assuming that employees do not elect to receive Alliance Common Stock in lieu of Merger Consideration upon exercise of their options) and 1994 Plan.

1994 STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS, AS AMENDED

  The following is a summary of the material provisions of the 1994 Plan. Such summary should be read in conjunction with, and is qualified in its entirety by, reference to the complete text of the 1994 Plan as set forth in Annex V to this Proxy Statement/Prospectus.

  General. On April 25, 1994, BGII adopted the 1994 Plan. The 1994 Plan was subsequently amended in connection with the execution of the Merger Agreement. All references herein to the 1994 Plan shall mean the 1994 Plan, as amended. The 1994 Plan provides for the grant of non-qualified stock options to non-employee directors. The aggregate number of shares of BGII Common Stock which may be delivered under the 1994 Plan may not exceed 250,000 shares. The 1994 Plan is being submitted for stockholder approval in order to comply with Rule 16b-3. The 1994 Plan is designed to enable BGII to secure non-employee persons of requisite business experience and ability to serve on the Board of Directors of BGII and to motivate non-employee directors to exert their best efforts on behalf of BGII, thus enhancing the value of BGII for the benefit of BGII stockholders.

  The 1994 Plan may be amended at any time and from time to time by the Committee. The 1994 Plan provides that no amendment of the 1994 Plan shall be made which would impair any rights of any holder of any award without his consent.

  Options. Under the 1994 Plan, each non-employee director who was a member of the Board on the date of the adoption of the 1994 Plan received an option exercisable to purchase 25,000 shares of BGII Common Stock effective on such date, and each director who is elected to the Board after such date is granted an option to purchase 25,000 shares of BGII Common Stock effective as of the date of his election. The exercise price of the shares of BGII Common Stock subject to options granted under the 1994 Plan shall be the fair market value of the shares of BGII Common Stock on the date of grant. The 1994 Plan provides that an option grant shall vest and become exercisable with respect to one-third of the underlying shares of BGII Common Stock on each anniversary of the date of grant. Options terminate when the holder ceases to be a director or ten years from the date of grant.

  Upon the exercise of an option, the option holder shall pay BGII the exercise price plus, at the option of BGII, the amount of the required Federal and state withholding taxes, if any. The 1994 Plan allows the participant to pay the exercise price (i) in cash, previously owned shares of BGII Common Stock or any combination thereof or (ii) pursuant to a cashless exercise program in the event BGII elects to establish such a program. The 1994 Plan also allows participants to elect to have shares withheld upon exercise for the payment of withholding taxes.

  Change in Control. For purposes of the 1994 Plan, "Change in Control" is defined as described above in connection with the 1991 Plan. The 1994 Plan provides that, except as described below, in the case of a Change in Control, each award granted under the 1994 Plan shall terminate 90 days after the occurrence of such Change in Control, but, in the event of any such termination, the award holder shall have the right, commencing at least five days prior to such Change in Control and subject to any other limitation on the exercise of such award in effect on the date of exercise, to immediately exercise any options in full, without regard to any vesting limitations, to the extent they shall not have been theretofore exercised.

  The 1994 Plan provides that, notwithstanding the foregoing, at the Effective Time (a) all options outstanding under the 1994 Plan shall vest and remain exercisable until the earlier of (i) the expiration of the original term of the option grant (without regard to Section 10 of the 1994 Plan or other Change of Control provisions within the applicable award agreement), or (ii) three years from the Effective Time, (b) all provisions in the 1994 Plan and any applicable award agreement which terminate, or otherwise shorten the period in which an option would be exercisable by an optionee who is a director of BGII as a result of such person ceasing to be a director, officer or employee of BGII shall be of no further force or effect and (c) each outstanding option shall be exercisable, at the exercise price of the option, for the Merger Consideration per share of BGII Common Stock subject to the option.

  Federal Income Tax. No income will be recognized by an optionee at the time an option is granted. Ordinary income, subject to withholding, generally will be recognized by an optionee at the time an option is exercised in an amount equal to the excess of the fair market value on the exercise date of the shares issued to the optionee over the option price. Gain or loss on a subsequent disposition of the shares will be capital gain or loss assuming that the stock is held as a capital asset (i.e., generally for investment purposes) and any such capital gain or loss will be long-term capital gain or loss if the shares are held for more than one year. BGII will be entitled to a deduction for federal income tax purposes at the same time and in the same amount as the amount included in income by the optionee with respect to his option, subject to the usual rules as to reasonableness of compensation, the requirement that BGII satisfy certain withholding and/or reporting obligations, and, if applicable, the limitations of Code Section 162(m), described above under "BGII Plans and Amendments--1991 Incentive Plan".

BENEFITS TABLE

  Set forth below is a table disclosing the options granted under the 1994 Plan currently held by the individuals identified:

                NAME AND PRINCIPAL POSITIONS:           DOLLAR VALUE(1) OPTIONS
                -----------------------------           --------------- -------
      Richard Gillman..................................       $0           0
      Chairman of the Board and
      Chief Executive Officer
      Hans Kloss.......................................       $0           0
      President and Chief Operating
      Officer BGII and Managing Director of
      Bally Wulff
      Neil E. Jenkins..................................       $0           0
      Executive Vice President
      and Secretary
      Scott Schweinfurth...............................       $0           0
      Senior Vice President, Chief Financial Officer
      and Treasurer
      Robert Conover...................................       $ 0          0
      President, Bally
      Systems Division
      All Executive Officers as a Group................       $0           0
      All Non-Employee Directors as a Group............       $0        100,000
      All Employees, including Officers who are not
      Executive Officers...............................       $0           0

--------
(1) Based on the difference between the exercise price of such options and the closing price of BGII Common Stock on February 16, 1996 of $7.75.

REASONS AND RECOMMENDATION

  The Board of Directors has adopted the 1994 Plan and recommends its adoption by the stockholders of BGII. As stated above, the 1994 Plan when adopted by the Board was designed to enable BGII to secure non-employee persons of requisite business experience and ability to serve on the Board of Directors of BGII and motivate non-employee directors to exert their best efforts on behalf of BGII, thus enhancing the value of BGII for the benefit of BGII's stockholders. Further, the 1994 Plan is designed to provide the participants the opportunity to benefit from the Merger by allowing the exercise of their options. The value to be received upon exercise of an option under the 1994 Plan is $11.70, which is the value of the per share Merger Consideration as well as the value to be received on a per share basis under the 1991 Plan (assuming that employees do not elect to receive Alliance Common Stock in lieu of Merger Consideration upon exercise of their options) and 1991 Directors Plan. In general, the effect of the relevant provisions of the 1994 Plan would fix the length of the relevant time period in which an option holder would be permitted to exercise his options as well as the date of commencement of such time period to be the three year period following the Effective Time. The Board considered all of the foregoing factors in approving the 1994 Plan.

                         ELECTION OF DIRECTORS OF BGII

DIRECTORS/NOMINEES

  Seven directors of BGII will be elected at the meeting, each to hold office until the earlier of (x) the Effective Time or (y) the next Annual Meeting of Stockholders of BGII and the qualification and election of their successors. All nominees are presently directors of BGII. The entire Board of Directors of BGII is comprised of seven members. During 1995, no director attended fewer than 75% of the aggregate number of meetings of the Board of Directors, or a committee thereof upon which he served.

  Unless otherwise directed, all proxies (unless revoked or suspended) will be voted for the nominees named below. If any nominee shall be unavailable for election or upon election should be unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named in the proxy in accordance with their judgment. BGII is not aware of any reason why any nominee should become unavailable for election, or if elected, should be unable to serve as a director.

NAME                                        POSITION WITH BGII              AGE
----                                        ------------------              ---
Richard Gillman................ Chairman of the Board and Chief Executive    64
                                 Officer
Hans Kloss..................... Director, President, Chief Operating         54
                                 Officer, Managing Director of Bally Wulff
                                 Automaten GmbH and Bally Wulff Vertriebs
                                 GmbH
Neil E. Jenkins................ Executive Vice-President, Secretary and      46
                                 Director
Charles C. Carella............. Director                                     62
James J. Florio................ Director                                     58
Lewis Katz..................... Director                                     54
Kenneth D. McPherson........... Director                                     61

  RICHARD GILLMAN has been Chairman of the Board and Chief Executive Officer of BGII since August 1991 and was President of BGII from October 1991 to May 1993. Mr. Gillman was the President, Chief Operating Officer and a director of BEC and held those positions from 1990 to January 1993. Mr. Gillman was also Chairman of the Board and President of Bally's Park Place, Inc. and served as such from 1979 to January 1993 and was President and Chief Operating Officer of GNOC Corp. and served as such from 1987 to January 1993. Mr. Gillman is a director/officer of Mascott Corp. Mr. Gillman was also a director of Bally's Grand, Inc. from 1987 to 1991. On October 3, 1991, certain holders of debt of Bally's Grand, Inc., a BEC subsidiary that holds its Nevada casinos, filed an involuntary Chapter 11 bankruptcy petition in the U.S. Bankruptcy Court in the Southern District of New York. Each of Bally's Park Place, Inc. and GNOC Corp. is a wholly-owned subsidiary of BEC. Prior to the filing of its Chapter 11 petition, Bally's Grand, Inc. was a subsidiary of BEC.

  HANS KLOSS has been a Director of BGII since August 1991 and President and Chief Operating Officer of BGII since May 1993. Mr. Kloss has been the Managing Director of BGII's German subsidiaries, Bally Wulff Automaten GmbH and Bally Wulff Vertriebs GmbH, since 1981 and has been employed by those companies since 1970.

  NEIL E. JENKINS has been a Director of BGII since August 1991 and Executive Vice-President since October 1991. Mr. Jenkins was an Executive Vice-President of BEC and held this position from June 1991 to December 1992. Mr. Jenkins was also Secretary and General Counsel of BEC from 1985 to December 1992. Mr. Jenkins is also a director of NextHealth, Inc.

  CHARLES CARELLA has been a Director of BGII since June 1992. Mr. Carella is the Senior Managing Partner and Chairman of the Executive Committee of the law firm of Carella, Byrne, Bain, Gilfillan, Cecchi, Stewart & Olstein and has been with such firm for more than the past five years. Mr. Carella is also a director of Di Giorgio Corporation, Inc. a wholesale food sales concern and distributor.

  JAMES J. FLORIO has been a Director of BGII since March 1994. Mr. Florio served as Governor of New Jersey from 1990 through 1994 and was a member of Congress from 1974 through 1990. Mr. Florio was a partner in the law firm Mudge Rose Guthrie Alexander & Ferdon from January 1994 to September 1995. Mr. Florio has been a partner at the law firm of Florio and Perucci since October 1995.

  LEWIS KATZ has been a Director of BGII since September 1992. Mr. Katz is the President of the law firm of Katz, Ettin, Levine, Kurzwell & Weber, P.A. and has been with such firm for more than the past five years. Mr. Katz is also the Chief Executive Officer of Kinney Systems, Inc., a regional parking concern operating in several cities on the East Coast, and has held this position since January 1991. Mr. Katz is also a director of F.P.A. Corporation, a home building concern.

  KENNETH D. MCPHERSON has been a Director of BGII since September 1992. Mr. McPherson is Senior Lawyer and Chairman of the law firm Waters, McPherson, McNeill, P.C. and has been with such firm for more than the past five years. Since 1992, Waters, McPherson, McNeill, P.C. was provided legal services to BGII and BGII plans to also retain the firm during 1996. Mr. McPherson is also a director of Orange & Rockland Utilities.

  There are no family relationships among any directors or executive officers of BGII.

  See "Litigation Matters" for a discussion of certain litigation currently pending against current directors.

MEETINGS OF THE BOARD OF DIRECTORS; COMMITTEES

  During the fiscal year ended December 31, 1995, the Board of Directors held 27 formal meetings and acted by written consent on 1 occasion. BGII's Board of Directors currently has three standing committees: the Audit Committee, the Compensation and Stock Option Committee, and the Nominating Committee.

  Audit Committee. The Audit Committee currently is composed of directors Carella and Florio, neither of whom is otherwise affiliated with BGII. The general functions of the Audit Committee include selecting the independent auditors (or recommending such action to the Board of Directors), evaluating the performance of the independent auditors and their fees for services, reviewing the scope of the annual audit with the independent auditors and the results of the audit with management and the independent auditors, consulting with management, internal auditors, if any, and the independent auditors as to the systems of internal accounting controls, and reviewing the nonaudit services performed by the independent auditors and considering the effect, if any, on their independence. During fiscal 1995, the Audit Committee held 3 formal meetings.

  Compensation and Stock Option Committee. The Compensation and Stock Option Committee currently is composed of directors Katz and McPherson. The general functions of the Compensation and Stock Option Committee include approval (or recommendation to the Board of Directors) of the compensation arrangements for senior management, directors and other key employees, review of benefit plans in which officers and directors are eligible to participate, and periodic review of the equity compensation plans of BGII and the grants under such plans. The Compensation and Stock Option Committee is also responsible for preparation of the Compensation Committee Report on Executive Compensation (included in this Proxy Statement/Prospectus). During fiscal 1995, the Compensation and Stock Option Committee held 2 formal meetings and acted by unanimous written consent on 1 occasion.

  Nominating Committee. The Nominating Committee currently is composed of directors Carella, Katz and McPherson. The general functions of the Nominating Committee include recommending to the Board of Directors nominees for election as directors; recommending to the Board of Directors nominees to fill vacancies and newly created directorships as they occur; and consideration of the performance of incumbent directors in determining whether to recommend their nomination for re-election. This committee does not currently solicit nominees from stockholders or consider nominees of stockholders. During fiscal 1995, the Nominating Committee held no formal meetings.

              BGII EXECUTIVE OFFICERS AND EXECUTIVE COMPENSATION

EXECUTIVE OFFICERS

  Information with respect to each executive officer of BGII who presently serves as, and is nominated for re-election as, a director of BGII is set forth under "Election of Directors of BGII--Directors/Nominees." Set forth below are the names of the additional executive officers of BGII and certain information concerning each of them.

             NAME                           POSITION WITH BGII              AGE
             ----                           ------------------              ---
Scott Schweinfurth............. Senior Vice-President, Chief Financial       42
                                 Officer and Treasurer
Robert Conover................. President, Bally Systems Division            50

  SCOTT SCHWEINFURTH has been Senior Vice-President, Chief Financial Officer and Treasurer of BGII since March 1995. Prior to joining BGII, Mr. Schweinfurth was a partner at the accounting firm of Ernst & Young LLP and its predecessor, Arthur Young & Company, from October 1988 and an employee of such firm since September 1976.

  ROBERT CONOVER is the President of the Bally Systems Division and has held that position since November 1990. Mr. Conover also serves as Vice-President and Chief Information Officer of BEC and has served as such since December 1992. Mr. Conover is also Senior Vice-President in charge of Management Information Systems Operations at the BEC subsidiaries that operate casino hotels, and has held that position since 1983. On October 3, 1991, certain holders of debt of Bally's Grand, Inc., a BEC subsidiary that holds its Nevada casinos, filed an involuntary Chapter 11 bankruptcy petition in the U.S. Bankruptcy Court in the Southern District of New York. Prior to the filing of its Chapter 11 petition, Bally's Grand, Inc. was a subsidiary of BEC.

  There are no family relationships among any directors or executive officers of BGII.

COMPLIANCE WITH EXCHANGE ACT

  BGII's executive officers and directors are required under the Exchange Act to file reports of ownership and changes in ownership with the Commission and NASDAQ. Copies of those reports must also be furnished to BGII.

  Based solely on a review of the copies of reports furnished to BGII and written representations as to required reports, BGII believes that during the preceding year all filing requirements applicable to executive officers and directors have been complied with other than Mr. Schweinfurth's initial Form 3 which was filed late. No representation letters with respect to such filings have been received by BGII from ten percent stockholders.

SUMMARY COMPENSATION TABLE

  The following table sets forth all compensation awarded to, earned by or paid to the Chief Executive Officer and each of the four most highly compensated executive officers of BGII other than the Chief Executive Officer for services rendered in all capacities to BGII and its subsidiaries during the fiscal years ended December 31, 1995, 1994 and 1993:

                                                              LONG-TERM
                                                            COMPENSATION
                           ANNUAL COMPENSATION(1)             AWARDS(2)
                          ---------------------------    ---------------------
                                                         RESTRICTED
   NAME AND PRINCIPAL                                      STOCK      OPTIONS/         ALL OTHER
       POSITIONS:         YEAR SALARY ($)   BONUS ($)    AWARDS ($)   SARS (#)    COMPENSATION ($)(3)
   ------------------     ---- ----------   ---------    ----------   --------    -------------------
Richard Gillman.........  1995  $496,154    $      0      $      0          0           $     0
Chairman of the Board
 and                      1994  $410,902    $130,000      $      0          0           $     0
Chief Executive Officer   1993  $471,155    $      0      $      0          0           $     0
Hans Kloss..............  1995  $358,787(4) $536,652(4)   $      0          0           $47,695(4)(7)
President and Chief
 Operating                1994  $244,636(4) $630,066(4)   $      0          0           $60,979(4)(7)
Officer BGII and          1993  $238,020(4) $635,209(4)   $812,500(5) 100,000(6)        $46,780(4)(7)
Managing Director of
 Bally Wulff
Neil E. Jenkins.........  1995  $261,038    $      0      $      0          0           $ 6,055(7)
Executive Vice President  1994  $285,545    $ 40,000      $      0          0           $ 6,000(7)
and Secretary             1993  $241,846    $      0      $      0          0           $ 6,007(7)
Scott Schweinfurth......  1995  $127,500    $ 30,000      $      0     30,000           $50,000(8)
Senior Vice President,    1994  $      0    $      0      $      0          0           $     0
Chief Financial Officer   1993  $      0    $      0      $      0          0           $     0
and Treasurer
Robert Conover..........  1995  $106,512(9) $ 50,000      $      0          0           $     0
President, Bally          1994  $ 84,009(9) $ 50,000      $      0          0           $     0
Systems Division          1993  $ 95,000(9) $ 40,000      $      0          0           $     0

--------
(1) The value of perquisites and other personal benefits, securities and other property paid to or accrued for each of the named executive officers did not exceed $50,000 or 10% of such officer's total reported salary and bonus, and thus they are not included in the table.
(2) In addition to plans which provide restricted stock, stock options and SARs, BGII maintains a long-term incentive plan under which performance units are awarded. See "Long-Term Incentive Plan Awards".
(3) See "Long-Term Incentive Plan Awards" for awards granted to each of the named executive officers pursuant to BGII's long-term incentive plan.
(4) Based on the average currency translation rate during 1995, 1994 and 1993 of 1 DM = $.6987, $.6183 and $.6053 for the portion of such compensation paid in German Marks.
(5) Represents the market value on the date of grant of 100,000 shares of restricted stock awarded under the 1991 Incentive Plan. The award vests in five equal installments on May 15 of each of 1994, 1995, 1996, 1997 and 1998. Of the 100,000 shares granted, 60,000 shares were still subject to restriction as of December 31, 1995. The value of the 100,000 shares at December 31, 1995 was $812,500.
(6) In 1993, Mr. Kloss was also granted 100,000 Stock Payment Rights ("SPRs"). Each SPR consists of the right to receive from BGII an amount in cash equal to the excess (if any) of (i) the fair market value of one share of BGII Common Stock (a "Share") on the date the SPR is exercised over (ii) the fair market value of one Share on May 14, 1993. The fair market value of one share of BGII Common Stock on May 14, 1993 was $11.625. The award of SPRs shall vest ratably over the term of the employment agreement such that 20,000 SPRs shall become exercisable at the end of each full year of service thereunder, provided that in the event of a change of control of BGII (as defined in Mr. Kloss' employment agreement), all SPRs will become immediately vested in full and shall be exercisable immediately. See "Employment Contracts, Retirement Plans and Change-in-Control Arrangements" for a further discussion of the SPRs held by Mr. Kloss.
(7) Consists of payments made by BGII on insurance policies for the benefit of the executive officer. See "Employment Contracts, Retirement Plans and Change-in-Control Arrangements."
(8) Consists of $50,000 moving allowance.
(9) Represents compensation paid by BGII to BEC to reimburse it for the portion of Mr. Conover's compensation which was allocated to services rendered by him to BGII.

STOCK OPTION AND SAR GRANTS

  The following table relates to options granted during the fiscal year ended December 31, 1995:

                                                                      POTENTIAL REALIZABLE
                                                                            VALUE AT
                                                                      ASSUMED ANNUAL RATES
                                                                            OF STOCK
                                                                     PRICE APPRECIATION FOR
                                      INDIVIDUAL GRANTS                   OPTIONS TERMS
                         ------------------------------------------- -----------------------
                                    % OF TOTAL
                                     GRANTED
                         OPTIONS TO EMPLOYEES IN EXERCISE EXPIRATION
          NAME           GRANTED   FISCAL YEAR    PRICE      DATE        5%          10%
          ----           ------- --------------- -------- ---------- ----------- -----------
Richard Gillman.........      0       N.A.          N.A.      N.A.          N.A.        N.A.
Hans Kloss..............      0       N.A.          N.A.      N.A.          N.A.        N.A.
Neil Jenkins............      0       N.A.          N.A.      N.A.          N.A.        N.A.
Scott Schweinfurth...... 30,000       100%        $7.875   4/02/05      $384,900    $612,900
Robert Conover..........      0       N.A.          N.A.      N.A.          N.A.        N.A.


AGGREGATED OPTION/SAR EXERCISE IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

  The following table summarizes for each of the named executive officers the number of stock options and SARs exercised during the fiscal year ended December 31, 1995, the aggregate dollar value realized upon exercise, the total number of unexercised options and SARs, if any, held at December 31, 1995 and the aggregate dollar value of in-the-money, unexercised options and SARs, held at December 31, 1995. The value realized upon exercise is the difference between the fair market value of the underlying stock on the exercise date and the exercise or base price of the option or SAR. The value of unexercised, in-the-money options and SARs at fiscal year-end is the difference between its exercise or base price and the fair market value of the underlying stock on December 31, 1995, which was $8 1/8 per share.

                                                                           VALUE OF UNEXERCISED
                                                 NUMBER OF UNEXERCISED         IN-THE-MONEY
                          NUMBER OF                 OPTIONS/SARS AT           OPTIONS/SARS AT
                           SHARES      VALUE      DECEMBER 31, 1995*         DECEMBER 31, 1995
                         ACQUIRED ON  REALIZED ------------------------- -------------------------
          NAME           EXERCISE (#)   ($)    EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
          ----           -----------  -------- ----------- ------------- ----------- -------------
Richard Gillman.........       0        N/A      150,000           0        N.A.          N.A.
Hans Kloss..............       0        N/A      115,000      60,000        N.A.          N.A.
Neil Jenkins............       0        N/A       75,000           0        N.A.          N.A.
Scott Schweinfurth......       0        N/A            0      30,000        N.A.        $7,500
Robert Conover..........       0        N/A       35,000           0        N.A.          N.A.

--------
 * All holdings reflected for each officer reflect stock options except for Mr. Kloss who at December 31, 1995 held 75,000 exercisable stock options, 40,000 exercisable SPRs and 60,000 unexercisable SPRs.

LONG-TERM INCENTIVE PLAN AWARDS

  The following table summarizes awards of performance units that are subject to restrictions on transfer, risk of forfeiture and vesting requirements (the "Performance Units") granted under BGII's 1992 Restricted Stock Performance Plan (the "1992 Plan") to each of the named executive officers. The awards were granted during the fiscal year ended December 31, 1993. During the fiscal year ended December 31, 1994, the terms of such awards were modified by adding the performance criteria to vesting of such awards described in clauses (iii) and (iv) in the paragraph directly below.

  Each Performance Unit is equal in value to one share of BGII Common Stock, plus an additional amount in cash equal to 50% of the value of one share of BGII Common Stock, based on the fair market value of the BGII Common Stock at the date the award vests. Payments are to be made in BGII Common Stock and/or cash as determined by the Compensation and Stock Option Committee of BGII's Board of Directors. The Performance

Units will vest over a specified time frame if any of the following occur: (i) the cumulative annual growth rate in BGII's consolidated earnings per share of its BGII Common Stock for any three consecutive years in the five year period of fiscal years 1993-1997 (the "Performance Period") equals or exceeds 35% (the "EPS Growth Target") or (ii) the fair market value of the BGII Common Stock (as determined based on the market price of the BGII Common Stock) equals or exceeds $40 per share for at least 20 of 30 consecutive trading days (the "Market Price Target"), or (iii) BGII receives proceeds of $30 million in a financing transaction or transactions meeting the conditions specified in the award agreement governing the grant of Performance Units, or (iv) BGII consummates a business combination meeting the conditions specified in the award agreement governing the grant of Performance Units; provided, however, that if (i) BGII's earnings per share growth in any consecutive three years during the Performance Period is at least 85% of the EPS Growth Target, or
(ii) BGII's stock price at any time in the Performance Period is at least 85% of the Market Price Target, at least 70% of the Performance Units will vest.

  Under the terms of the 1992 Plan, all Performance Units outstanding at the Effective Time will vest as a result of the Merger.

                                                NUMBER OF
                      NAME                  PERFORMANCE UNITS PERFORMANCE PERIOD
                      ----                  ----------------- ------------------
      Richard Gillman......................      200,000       1/1/93-12/31/97
      Hans Kloss...........................      200,000       1/1/93-12/31/97
      Neil Jenkins.........................       40,000       1/1/93-12/31/97
      Robert Conover.......................       40,000       1/1/93-12/31/97

  See "The Merger--Interests of Certain Persons in the Merger" for a discussion of arrangements between each of the above-named officers and Alliance with respect to the treatment of the Performance Units in the event the Merger is consummated.

COMPENSATION OF DIRECTORS

  Directors' Fees. Each director who is not an employee of BGII receives an annual retainer of $15,000, plus $1,000 for each Board of Directors' meeting attended (including as part of each such meeting any committee meetings held on the same date), $500 for any committee meetings attended that were not held on the same date as a Board of Directors' meeting and reimbursement for travel expenses. Directors who are also employees receive no additional compensation in their capacity as director.

  Stock Options. Under the 1991 Directors Plan, upon becoming a director, each non-employee director receives an option to purchase 25,000 shares of BGII Common Stock at an exercise price equal to the fair market value at the date of grant and which vests over three years. Upon his appointment as a director in June 1992, Mr. Carella received options for 25,000 shares at an exercise price of $14.75 per share. Each of Messrs. Katz and McPherson received options for 25,000 shares on becoming a director in September 1992, also exercisable at $14.50 per share. In February 1994, Mr. Florio received options to purchase 25,000 shares, exercisable at $14.50 per share. Options granted under the 1991 Directors Plan may not be exercised after ten years from the date of grant. No options may be granted after ten years from the date of the adoption of the 1991 Directors Plan. In the event of a change of control (as defined in the 1991 Directors Plan), all options outstanding under the 1991 Directors Plan shall become immediately exercisable, subject to any other limitation on such exercise in effect on the date of exercise, commencing at least five days prior to the change of control. See "BGII Plans and Amendments--1991 Non-Employee Directors' Plan."

  Under the 1994 Plan, upon becoming a director, each non-employee director receives an option to purchase 25,000 shares of BGII Common Stock at an exercise price equal to the fair market value at the date of grant and which vests over three years. In addition, under the 1994 Plan, in April 1994, each of Messrs. Carella, Florio, Katz and McPherson received options for 25,000 shares exercisable at $12.875 per share. Options granted under the 1994 Plan may not be exercised after ten years from the date of grant. No options may be granted after ten years from the date of the adoption of the 1994 Plan. In the event of a change of control (as defined in the 1994 Plan), all options outstanding under the 1994 Plan shall become immediately exercisable commencing at least five days prior to the change of control. See "BGII Plans and Amendments--1994 Stock Option Plan for Non-Employee Directors".

EMPLOYMENT CONTRACTS, RETIREMENT PLANS AND CHANGE-IN-CONTROL ARRANGEMENTS

  BGII (or its subsidiaries) has employment contracts with its named-executive officers, as set forth below. For arrangements between each of the named executive officers and Alliance in the event the Merger is approved and consummated, see "The Merger--Interests of Certain Persons in the Merger."

  Richard Gillman. Until January 1993, Mr. Gillman was employed by BEC and received no compensation from BGII for his services to BGII during fiscal 1991 or 1992 (other than certain option grants). Mr. Gillman entered into an employment agreement with BGII which became effective as of January 1, 1993 with an initial term ending on December 31, 1995. The initial term of the employment agreement is automatically extended by one additional year on each January 18th until either party has given the other notice in accordance with the employment agreement that it desires that the term not be automatically extended. The employment agreement provides for a base annual salary of $500,000, which shall be adjusted annually for cost of living increases and may also be increased by such amounts as may be determined by the Committee. The employment agreement also provides for the payment of annual bonus amounts of additional compensation equal to 2% of the annual pre-tax income of BGII, and an annual bonus to be determined by the Committee.

  The employment agreement provides that the Board of Directors may terminate Mr. Gillman's employment in the event of Mr. Gillman's total disability (as defined in the employment agreement). Upon such termination Mr. Gillman will be entitled to receive his base salary for a period of six months, offset by any payments received under BGII's long-term disability plan and bonus amounts, prorated for the number of days for which he was employed during the half year in which the termination occurred. In addition, Mr. Gillman will be entitled to receive any bonuses awarded for prior periods and not yet paid, as well as long term disability payments offset by any payments received from BGII's disability plan equal to 50% of his then effective base salary until the earliest to occur of the cessation of his disability, his death or the end of the term of the employment agreement. In such event, Mr. Gillman will be entitled to continue to participate in all benefit plans of BGII in which he participated on the date of termination of employment until the earlier to occur of the cessation of his disability, his death or the end of the term of the agreement, and Mr. Gillman will also be entitled to receive other benefits to which he is then entitled under the applicable plans and programs of BGII. The term "total disability" as defined in Mr. Gillman's employment agreement means Mr. Gillman's failure to substantially discharge his duties under such agreement for at least six consecutive months due to his physical or mental illness or disability.

  In the event that BGII terminates Mr. Gillman's employment without cause or changes a title of Mr. Gillman or substantially reduces his duties or functions from those that such an officer normally performs or has been performing, BGII shall be deemed to have constructively terminated Mr. Gillman's employment without cause and Mr. Gillman may elect to terminate his services at that time. In such event or in the event BGII terminates Mr. Gillman's employment without cause, Mr. Gillman will be entitled to receive from BGII, in installments consistent with prior practice, the full amount of his base salary and bonus amounts that he would otherwise be entitled to for the balance of the term of the employment agreement. Mr. Gillman will also be entitled to continue to participate in all employee benefit plans in which he was participating on the date of termination of his employment, including the continuation of all life, disability, accident, and medical insurance benefits available to him on such date, until the earlier of (i) the end of the term of the employment agreement or (ii) the date he receives equivalent coverage and benefits under the plans and programs of a subsequent employer. Under Mr. Gillman's employment agreement, the term "without cause" means termination of his employment for reasons other than (i) his intentional or grossly negligent refusal to perform such duties as are consistent with his positions with BGII,
(ii) his fraud, dishonesty, or deliberate injury to BGII or its subsidiaries in the performance of his duties, (iii) his failure to qualify (or remain qualified) for any suitability or licensing requirement to which he may be subject by reason of his position with BGII or its subsidiaries or (iv) any material breach of any provision of his employment agreement.

  If Mr. Gillman voluntarily terminates or is asked to terminate his employment with BGII within two years of a change of control of BGII (as defined within the employment agreement), Mr. Gillman is entitled to receive a lump sum payment equal to his base salary for the remainder of the term of his employment agreement and the bonus amounts he would otherwise be entitled to for the balance of the term of his employment agreement in installments consistent with past practice. In such event, Mr. Gillman shall also be entitled to continue to participate in all benefit plans of BGII in which he participated on the date of termination of employment until the earlier of the end of the term of the employment agreement or the date Mr. Gillman receives equivalent coverage and benefits from a subsequent employer. In addition, for a 36 month period after such termination, BGII will provide Mr. Gillman with life, disability, accident and health insurance benefits substantially similar to those which were receivable by Mr. Gillman immediately prior to the date of such termination (subject to reduction to the extent similar benefits are received by him during the period following such termination). Under Mr. Gillman's employment agreement, a "Change in Control" means a change in control of the Company of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act, whether or not BGII is then subject to such reporting requirements; provided that, without limitation, such a Change in Control shall be deemed to have occurred if: (i) any "person" (as defined in subsections 13(d) and 14(d) of the Exchange Act), other than a person with which he is affiliated or of which he is a part, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of BGII representing 25% or more of the combined voting power of BGII's then outstanding securities; (ii) during any period of two consecutive years or less (not including any period prior to the effective date of such employment agreement) there shall cease to be majority of the Board of Directors of BGII comprised of Continuing Directors (as defined below); or (iii) the stockholders of BGII approve (A) a merger or consolidation of BGII with any corporation, other than a merger or consolidation that would result in the voting securities of BGII outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 80% of the combined voting power of the voting securities of BGII or such surviving entity outstanding immediately after such merger or consolidation, or (B) a plan of complete liquidation of BGII or an agreement for the sale or disposition by BGII of all or substantially all of its assets. An event or occurrence (or a series of events or occurrences) that would not otherwise constitute a Change in Control under the foregoing shall constitute a Change in Control for purposes of such employment agreement if the BGII Board, by majority vote, determines that a Change in Control does result therefrom, but only if Continuing Directors constitute a majority of the directors voting in favor of such determination. "Continuing Directors" means individuals who constitute the Board of Directors of BGII as of the effective date of the employment agreement and any new director(s) whose election by such Board of nomination for election by BGII's stockholders was approved by a vote of at least two-thirds of the directors then in office who either were directors as of the effective date of the employment agreement or whose election or nomination for election was previously so approved.

  In the event of Mr. Gillman's death, his estate will be entitled to continue to receive 50% of the bonus amounts to which he was otherwise entitled during the remainder of the term of the employment agreement.

  Pursuant to an Award Agreement with BGII, Mr. Gillman has been granted 200,000 Performance Units under the 1992 Plan. For a description of the terms of the award, see the discussion of Performance Units under "Long-Term Incentive Plan Awards" above. The employment of Mr. Gillman by BGII will terminate at the Effective Time and all of the Performance Units held by him will become fully vested. Although under the 1992 Plan, all outstanding Performance Units would vest upon approval of the Merger by BGII stockholders, Mr. Gillman has agreed to waive such rights and receive certain payments of cash and Alliance Common Stock in connection with the termination of his employment agreement and the satisfaction of his Performance Unit award. See "The Merger--Interests of Certain Persons in the Merger."

  If payments made to Mr. Gillman pursuant to the employment agreement after a change of control are considered excess parachute payments under the Code
Section 280G (see discussion below), additional compensation is required to be paid to Mr. Gillman to the extent necessary to eliminate the economic effect on him of the resulting excise tax. Any such payments by BGII would be nondeductible for Federal income tax purposes.

  Hans Kloss. Mr. Kloss was appointed President and Chief Operating Officer of BGII in May 1993, and in connection therewith entered into an employment agreement with each of BGII and Bally Gaming, Inc., effective May 15, 1993, with a term ending on May 14, 1998. (Mr. Kloss also is a party to employment agreements with each of BGII's subsidiaries, Bally Wulff Automaten GmbH ("Automaten") and Bally Wulff Vertriebs GmbH ("Vertriebs"), the terms of which are discussed below.) The employment agreement provides for a base annual salary of $18,000 which may be increased by such amounts as may be determined by the Committee. In December 1994, the Committee increased Mr. Kloss' base salary to $100,000 per year. The employment agreement also provides for the payment of an amount equal to 3% of the sum of annual net pre-tax income of BGII and Bally Gaming, Inc. on a consolidated basis. Such amount shall be calculated without regard to (i) income or loss of Automaten, Vertriebs or any other foreign subsidiary and (ii) bonus payments to Mr. Kloss. Mr. Kloss is also entitled to payment of an annual bonus as determined by the Committee.

  The employment agreement provides that the Board of Directors may terminate Mr. Kloss's employment in the event of Mr. Kloss' total disability (as defined in the employment agreement). Upon such termination Mr. Kloss will be entitled to receive his base salary for a period of six months, offset by any payments received under BGII's long-term disability plan, and bonus amounts, prorated for the number of days for which he was employed during the half year in which the termination occurred. In addition, Mr. Kloss will be entitled to receive any bonuses awarded for prior periods and not yet paid, as well as long term disability payments. In such event, Mr. Kloss will be entitled to continue to participate in all benefit plans of BGII in which he participated on the date of termination of employment until the earlier to occur of the cessation of his disability, his death or the end of the term of the agreement. In such event, Mr. Kloss will also be entitled to receive other benefits to which he is then entitled under the applicable plans and programs of BGII. The term "total disability" as defined in Mr. Kloss' employment agreement means Mr. Kloss' failure to substantially discharge his duties under such agreement for at least six consecutive months due to his physical or mental illness or disability.

  In the event that BGII terminates Mr. Kloss' employment without cause or changes a title of Mr. Kloss or substantially reduces his duties or functions from those that such an officer normally performs or has been performing, BGII shall be deemed to have constructively terminated Mr. Kloss' employment without cause and Mr. Kloss may elect to terminate his services at that time. In such event or in the event BGII terminates Mr. Kloss' employment without cause, Mr. Kloss will be entitled to receive from BGII, in installments consistent with prior practice, the full amount of his base salary and bonus amounts that he would otherwise be entitled to for the balance of the term of the employment agreement. Mr. Kloss will also be entitled to continue to participate in all employee benefit plans in which he was participating on the date of termination of his employment, including the continuation of all life, disability, accident, and medical insurance benefits available to him on such date, until the earlier of (i) the end of the term of the employment agreement or (ii) the date he receives equivalent coverage and benefits under the plans and programs of a subsequent employer. Under Mr. Kloss' employment agreement, the term "without cause" means termination of his employment for reasons other than (i) his intentional or grossly negligent refusal to perform such duties as are consistent with his positions with BGII, (ii) his fraud, dishonesty, or deliberate injury to BGII or its subsidiaries in the performance of his duties, (iii) his failure to qualify (or remain qualified) for any suitability or licensing requirement to which he may be subject by reason of his position with BGII or its subsidiaries or (iv) any material breach of any provision of his employment agreement.

  If Mr. Kloss voluntarily terminates, or is asked to terminate, his employment with BGII within two years of a change of control of BGII (as defined in the employment agreement), Mr. Kloss will be entitled to receive a lump sum payment equal to his base salary for the remainder of the term of his employment agreement and the bonus amounts he would otherwise be entitled to for the balance of the term of his employment agreement in installments consistent with past practice. In such event, Mr. Kloss shall also be entitled to continue to participate in all benefit plans of BGII in which he participated on the date of termination of employment until the earlier of the end of the term of the employment agreement or the date Mr. Kloss receives equivalent coverage and benefits from a subsequent employer. Under Mr. Kloss' employment agreement, a "Change in Control" means a change in control of the Company of a nature that would be required to be reported in response to Item 6 (e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act, whether or not BGII is then subject to such reporting requirements; provided that, without limitation, such a Change in Control shall be deemed to have occurred if: (i) any "person" (as defined in subsections 13(d) and 14(d) of the Exchange Act), other than a person with which he is affiliated or of which he is a part, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of BGII representing 25% or more of the combined voting power of BGII's then outstanding securities; (ii) during any period of two consecutive years or less (not including any period prior to the effective date of such employment agreement) there shall cease to be majority of the Board of Directors of BGII comprised of Continuing Directors (as defined below); or (iii) the stockholders of BGII approve (A) a merger or consolidation of BGII with any corporation, other than a merger or consolidation that would result in the voting securities of BGII outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 80% of the combined voting power of the voting securities of BGII or such surviving entity outstanding immediately after such merger or consolidation, or (B) a plan of complete liquidation of BGII or an agreement for the sale or disposition by BGII of all or substantially all of its assets. An event or occurrence (or a series of events or occurrences) that would not otherwise constitute a Change in Control under the foregoing shall constitute a Change in Control for purposes of such employment agreement if the BGII Board, by majority vote, determines that a Change in Control does result therefrom, but only if Continuing Directors constitute a majority of the directors voting in favor of such determination. "Continuing Directors" means individuals who constitute the Board of Directors of BGII as of the effective date of the employment agreement and any new director(s) whose election by such Board of nomination for election by BGII's stockholders was approved by a vote of at least two-thirds of the directors then in office who either were directors as of the effective date of the employment agreement or whose election or nomination for election was previously so approved.

  Mr. Kloss has employment agreements with each of Automaten and Vertriebs, both of which expire on December 31, 1998. The employment agreement with Automaten provides for a 1995 base salary of DM 252,960 and an additional salary equal to 5.3% of Automaten's income before income taxes. The employment agreement with Vertriebs provides for a 1995 base salary of DM 126,473 and an additional salary equal to 5.3% of Vertriebs' income before income taxes. In May 1996 Mr. Kloss will be entitled to an increase in his Automaten and Vertriebs base salaries equal to 4% of his 1995 base salaries. BGII also makes certain payments (included in the Summary Compensation Table set forth above) on insurance policies which entitle Mr. Kloss to receive, at age 65, either a lump-sum payment or an annuity based on such amount. The face value of such policies at December 31, 1995 is estimated to be DM 532,355. During fiscal 1995, the average currency translation rate was 1 DM per $.6987.

  Pursuant to an Award Agreement with BGII, Mr. Kloss has been granted 200,000 Performance Units under the 1992 Plan. For a description of the terms of the award, see the discussion of Performance Units under "Long-Term Incentive Plan Awards" above. Although under the 1992 Plan, all outstanding Performance Units would vest upon approval of the Merger by BGII stockholders, Mr. Kloss has agreed to waive such rights and receive certain payments of cash and Alliance Common Stock in connection with the termination of his Performance Unit award. See "The Merger--Interests of Certain Persons in the Merger."

  Mr. Kloss also received, effective May 14, 1993, a restricted stock award of 100,000 shares of BGII Common Stock under the 1991 Incentive Plan. The award of stock shall vest ratably over the term of the employment agreement at the rate of 20,000 shares for each full year of service thereunder, provided that in the event of a change of control of BGII (as defined in the employment agreement), all shares under the award immediately shall become vested in full.

  Mr. Kloss was also granted, effective May 14, 1993, 100,000 SPRs. Each SPR consists of the right to receive from BGII an amount in cash equal to the excess (if any) of (i) the fair market value of one share of BGII Common Stock (a "Share") on the date the SPR is exercised over (ii) the fair market value of one Share on May 14, 1993. The fair market value of one share of BGII Common Stock on May 14, 1993 was $11.625. The award of SPRs shall vest ratably over the term of the employment agreement such that 20,000 SPRs shall become exercisable at the end of each full year of service thereunder, provided that in the event of a change of control of BGII (as defined in the employment agreement), all SPRs will become immediately vested in full and shall be exercisable immediately. The term of the SPRs shall expire on May 14, 1999. The SPRs are not transferable other than by will or the laws of descent and distribution. The holder of a SPR shall not have any of the rights of a stockholder with respect to BGII. The SPRs will be administered by the Committee and will be subject to such other terms and conditions as such committee, in its discretion, shall determine.

  Neil Jenkins. Until December 31, 1992, Mr. Jenkins was employed by BEC and received no compensation from BGII for his services to BGII during fiscal 1991 or 1992 (other than certain option grants). Mr. Jenkins entered into an employment agreement with BGII which became effective as of January 1993 with an initial term ending on December 31, 1995 (which was subsequently extended to June 30, 1996). The employment agreement provides for a base annual salary of $250,000, which may be increased by such amounts as may be determined by the Committee. The employment agreement also provides for the payment of annual bonus amounts to be determined by the Committee. BGII also makes certain payments (included in the Summary Compensation Table set forth above) on insurance policies for the benefit of Mr. Jenkins. The face value of such policies as of December 31, 1995 is estimated at $479,787.

  The employment agreement provides that the Board of Directors may terminate Mr. Jenkins' employment in the event of Mr. Jenkins' disability (as defined in the employment agreement). Upon such termination Mr. Jenkins will be entitled to receive his base salary for a period of six months, offset by any payments received under BGII's long-term disability plan and bonus amounts. In addition, Mr. Jenkins will be entitled to receive any bonuses awarded for prior periods and not yet paid, and bonus payments prorated for the number of days for which he was employed during the half year in which the termination occurred as well as long term disability payments. In such event, Mr. Jenkins will be entitled to continue to participate in all benefit plans of BGII in which he participated on the date of termination of employment until the earlier to occur of the cessation of his disability, his death or the end of the term of the agreement and Mr. Jenkins will also be entitled to receive other benefits to which he is then entitled under the applicable plans and programs of BGII. The term "total disability" as defined in Mr. Jenkins' employment agreement means Mr. Jenkins' failure to substantially discharge his duties under such agreement for at least six consecutive months due to his physical or mental illness or disability.

  In the event BGII substantially reduces Mr. Jenkins' duties or functions from those that such an officer normally performs or that Mr. Jenkins has been performing, BGII shall be deemed to have constructively terminated Mr. Jenkins' employment without cause and Mr. Jenkins may elect to terminate his services at that time. In such event, or in the event that BGII terminates Mr. Jenkins' employment without cause (as defined in the employment agreement), Mr. Jenkins shall receive from BGII, in installments consistent with prior practice, (i) the full amount of his base salary that he would otherwise be entitled to for the balance of the term of the employment agreement and (ii) the amounts, if any, of bonus compensation payable to Mr. Jenkins but not paid to Mr. Jenkins for any fiscal year ending prior to the date of such termination. Mr. Jenkins will also be entitled to continue to participate in all employee benefit plans in which he was participating on the date of termination of his employment, including the continuation of all life, disability, accident, and medical insurance benefits available to him on such date, until the earlier of the end of the term of his employment agreement or the date he receives equivalent coverage and benefits under the plans and programs of a subsequent employer. Under Mr. Jenkins' employment agreement, the term "without cause" means termination of his employment for reasons other than (i) his intentional or grossly negligent refusal to perform such duties as are consistent with his positions with BGII, (ii) his fraud, dishonesty, or deliberate injury to BGII or its subsidiaries in the performance of his duties, (iii) his failure to qualify (or remain qualified) for any suitability or licensing requirement to which he may be subject by reason of his position with BGII or its subsidiaries or (iv) any material breach of any provision of his employment agreement.

  If Mr. Jenkins voluntarily terminates, or is asked to terminate, his employment with BGII within two years of a change of control of BGII (as defined within the employment agreement), Mr. Jenkins will be entitled to receive a lump sum payment equal to (a) the greater of (i) his base salary for the remainder of the term of his employment agreement or (ii) his base salary for a 24-month period and (b) an amount equal to his bonus compensation for the year ending prior to the change of control. In such event, Mr. Jenkins shall also be entitled to continue to participate in all benefit plans of BGII in which he participated on the date of termination of employment until the earlier of the end of the term of the employment agreement or the date Mr. Jenkins receives equivalent coverage and benefits from a subsequent employer. In addition, for a 36-month period after such termination, BGII will provide Mr. Jenkins with life, disability, accident and health insurance benefits substantially similar to those which were receivable by Mr. Jenkins immediately prior to the date of such termination (subject to reduction to the extent similar benefits are received by him during the period following such termination). Under Mr. Jenkin's employment agreement, a "Change in Control" means a change in control of the Company of a nature that would be required to be reported in response to Item 6 (e) of Schedule

14A of Regulation 14A promulgated under the Exchange Act, whether or not BGII is then subject to such reporting requirements; provided that, without limitation, such a Change in Control shall be deemed to have occurred if: (i) any "person" (as defined in subsections 13 (d) and 14 (d) of the Exchange
Act), other than a person with which he is affiliated or of which he is a part, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of BGII representing 25% or more of the combined voting power of BGII's then outstanding securities;
(ii) during any period of two consecutive years or less (not including any period prior to the effective date of such employment agreement) there shall cease to be majority of the Board of Directors of BGII comprised of Continuing Directors (as defined below); or (iii) the stockholders of BGII approve (A) a merger or consolidation of BGII with any corporation, other than a merger or consolidation that would result in the voting securities of BGII outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 80% of the combined voting power of the voting securities of BGII or such surviving entity outstanding immediately after such merger or consolidation, or (B) a plan of complete liquidation of BGII or an agreement for the sale or disposition by BGII of all or substantially all of its assets. An event or occurrence (or a series of events or occurrences) that would not otherwise constitute a Change in Control under the foregoing shall constitute a Change in Control for purposes of such employment agreement if the BGII Board, by majority vote, determines that a Change in Control does result therefrom, but only if Continuing Directors constitute a majority of the directors voting in favor of such determination. "Continuing Directors" means individuals who constitute the Board of Directors of BGII as of the effective date of the employment agreement and any new director(s) whose election by such Board of nomination for election by BGII's stockholders was approved by a vote of at least two-thirds of the directors then in office who either were directors as of the effective date of this employment agreement or whose election or nomination for election was previously so approved.

  Pursuant to an Award Agreement with BGII, Mr. Jenkins has been granted 40,000 Performance Units under the 1992 Plan. For a description of the terms of the award, see the discussion of Performance Units under "Long-Term Incentive Plan Awards" above. The employment of Mr. Jenkins by BGII will terminate at the Effective Time and all of the Performance Units held by him will become fully vested. Although under the 1992 Plan, the Performance Units would vest upon approval of the Merger by BGII stockholders, Mr. Jenkins has agreed to waive such rights and receive certain payments of cash and Alliance Common Stock in connection with the termination of his employment agreement and the satisfaction of his Performance Unit award. See "The Merger--Interests of Certain Persons in the Merger".

  Scott Schweinfurth. Mr. Schweinfurth entered into an employment agreement with BGII dated March 24, 1995 with an initial term of thirty-six months. The employment agreement provides for a base monthly salary of $14,166.67, which may be increased by such amounts as may be determined in BGII's discretion. The employment agreement also provides for the payment of annual bonus amounts to be determined in BGII's discretion.

  The employment agreement provides that the Board of Directors may terminate Mr. Schweinfurth's employment upon thirty days notice in the event of Mr. Schweinfurth's disability (as defined in the employment agreement). Upon such termination Mr. Schweinfurth will be entitled to receive his base salary for the thirty day notice period. The term "total disability" as defined in Mr. Schweinfurth's employment agreement means Mr. Schweinfurth's failure to substantially discharge his duties under such agreement for at least six consecutive months or for noncontinuous periods aggregating 22 weeks in any 12 month period due to his illness or incapacity.

  If Mr. Schweinfurth is asked to terminate his employment with BGII or if Mr. Schweinfurth's duties are substantially changed within six months prior to or two years following a change of control of BGII (as defined within the employment agreement), Mr. Schweinfurth will be entitled to receive a lump sum payment equal to the greater of (i) his base salary for the remainder of the term of his employment agreement or (ii) his base salary for a 24-month period. Under Mr. Schweinfurth's employment agreement, a "Change in Control" means a change in control of the Company of a nature that would be required to be reported in response to Item 6 (e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act, whether or not BGII is then subject to such reporting requirements. In addition a "Change of Control" shall be deemed to have occurred upon an acquisition of 20% of the outstanding common stock of BGII or more than 50% of BGII's assets.

  Robert Conover. Pursuant to an Award Agreement with BGII, Mr. Conover has been granted 40,000 Performance Units under the 1992 Plan. For a description of the terms of the award, see the discussion of Performance Units under "Long-Term Incentive Plan Awards" above. Although under the 1992 Plan, all outstanding Performance Units would vest upon approval of the Merger by BGII stockholders, Mr. Conover has agreed to waive such rights and receive certain payments of cash and Alliance Common Stock in connection with the termination of his Performance Unit award. See "The Merger--Interests of Certain Persons in the Merger".

  BGII Plans. Under the 1991 Plan, upon a change in control of BGII (as defined therein), (i) all options not in tandem with SARs shall become immediately exercisable commencing at least five days prior to the change in control, (ii) the vesting of SARs shall be accelerated, and (iii) all restrictions on restricted stock awards shall immediately lapse. For purposes of the 1991 Plan, "Change in Control" is defined as described under "BGII Plans and Amendments--1991 Incentive Plan".

  The Board of Directors has adopted Amendment No. 3 to the 1991 Plan which provides that upon the Effective Time (a) all options outstanding under the 1991 Plan shall vest and remain exercisable until the earlier of (i) the expiration of the original term of the option grant (without regard to Section 17 of the 1991 Plan or other change of control provisions within the applicable award agreement), (ii) three years from the Effective Time or (iii) except with respect to Messrs. Gillman, Kloss and Jenkins, the period ending on the date on which the option holder's employment is terminated for cause or voluntarily by such employee, (b) all provisions in the 1991 Plan and any applicable award agreement which terminate or otherwise shorten the exercise period during which an option would be exercisable by an optionee who is a director of BGII as a result of such person ceasing to be a director, officer or employee, as the case may be, of BGII shall be of no further force or effect and (c) each outstanding option shall be exercisable, at the exercise price of such option, for the Merger Consideration per share of BGII Common Stock; provided however, that in the event the holder of such option (other than Messrs. Gillman, Jenkins and Kloss) who is an employee of BGII immediately prior to the Effective Time has delivered proper notice of election to BGII prior to the Effective Time, each option held by such holder shall be exercisable for that number of shares of Alliance Common Stock equal to the number of shares of BGII Common Stock subject to such option at an exercise price equal to the Alliance Average Trading Price. If approved by stockholders, Amendment No. 3 would become effective upon the Effective Time. See "BGII Plans and Amendments--1991 Incentive Plan".

  Under the 1991 Directors Plan, upon a change in control (as defined therein), all options shall become immediately exercisable, subject to any other limitation on such exercise in effect on the date of exercise, commencing at least five days prior to the change in control. For purposes of the 1991 Directors Plan, "Change in Control" is defined as described in connection with the 1991 Plan under "BGII Plans and Amendments--1991 Incentive Plan."

  The Board of Directors has adopted Amendment No. 3 to the 1991 Directors Plan which provides that upon the Effective Time (a) all options outstanding under the 1991 Directors Plan shall vest and remain exercisable until the earlier of (i) the expiration of the original term of the option grant (without regard to Section 13 of the 1991 Directors Plan or other change of control provisions within the applicable award agreement) or (ii) three years from the Effective Time, (b) all provisions in the 1991 Directors Plan and any applicable award agreement which terminate or otherwise shorten the exercise period during which an option would be exercisable by an optionee who is a director of BGII as a result of such person ceasing to be a director, officer or employee of BGII shall be of no further force or effect and (c) each outstanding option shall be exercisable, at the exercise price of the option, for the Merger Consideration per share of BGII Common Stock subject to the option. If approved by stockholders, Amendment No. 3 would become effective upon the Effective Time. See "BGII Plans and Amendments--1991 Directors Plan."

  Under the 1992 Plan, following a change in control (as defined therein), if a participant's employment with BGII is terminated prior to the end of any performance period (as defined therein and generally meaning the period of time in which the subject award will vest upon the attainment of specified performance goals), then all theretofore unvested awards of restricted stock or Performance Units will vest. For purposes of the 1992 Plan, "Change in Control" is defined as described in connection with the 1991 Plan under "BGII Plans and Amendments--1991 Incentive Plan".

  Under the 1994 Plan, upon a change in control (as defined therein), each award granted under the 1994 Plan shall terminate 90 days after the occurrence of such change in control, but, in the event of any such termination the award holder shall have the right, commencing at least five days prior to such change in control and subject to any other limitation on the exercise of such award in effect on the date of exercise, to immediately exercise any options in full, without regard to any vesting limitations, to the extent they shall not have been theretofore exercised. For purposes of the 1994 Plan, "Change in Control" is defined as described in connection with the 1991 Plan under "BGII Plans and Amendments--1991 Incentive Plan".

  The 1994 Plan provides that, notwithstanding the foregoing, at the Effective Time (a) all options outstanding under the 1994 Plan shall vest and remain exercisable until the earlier of (i) the expiration of the original term of the option grant (without regard to Section 10 of the 1994 Plan or other change of control provisions within the applicable award agreement) or (ii) three years from the Effective Time and (b) all provisions in the 1994 Plan and any applicable award agreement which terminate, or otherwise shorten the period in which an option would be exercisable by an optionee who is a director of BGII as a result of such person ceasing to be a director, officer or employee of BGII shall be of no further force or effect and (c) each outstanding option shall be exercisable, at the exercise price of the option, for the Merger Consideration per share of BGII Common Stock subject to the option.

  Code Section 162(m) generally provides that the annual deduction available to a publicly-held corporation with respect to applicable remuneration paid to certain highly compensated employees is limited to $1,000,000 (reduced by the amount of any compensation which is not deductible because it constitutes an "excess parachute payment" within the meaning of Code Section 280G). Certain transitional and "grandfather" rules exclude from the $1,000,000 deduction limitation compensation plans or arrangements existing during the period during which the company was not publicly traded, and to written binding contracts in effect on February 17, 1993. Moreover, compensation which is payable solely as a result of satisfying certain performance criteria, and which is payable under a plan or arrangement satisfying certain requirements (i.e., "qualified performance-based compensation"), also is exempt from the $1,000,000 deduction limitation.

  Pursuant to Code Section 280G, "excess parachute payments" are not deductible by a corporate payor, and in addition to income taxes, the recipient is subject to a 20% nondeductible excise tax on such payments. An excess parachute payment is a payment in the nature of compensation to certain key personnel ("disqualified individuals") of a corporation which is contingent on a change of ownership or effective control, and which exceeds the portion of the base amount (i.e., the average compensation for the five-year period prior to the change of control) allocable to the payment. The above-described rules apply only if the present value of all payments of compensation (including non-taxable fringe benefits) at the time of a change of control (determined utilizing 120% of the applicable federal rate) is at least equal to three times the base amount. When the vesting of non-qualified stock options is accelerated as a result of a change of control, special rules apply to determine the portion of such compensation which must be treated as parachute payments. An excess parachute payment may be reduced by reasonable compensation for services rendered before the change of control, or for services to be rendered after the change of control.

  A portion of compensation payable in connection with the Merger may be non-deductible under Code Sections 162(m) and 280G. However, based on the factual nature of the issues involved and the absence of legal authority, certainty of treatment is not assured.

  For a more detailed discussion of the foregoing plans, see "BGII Plans and Amendments."

             REPORT OF THE COMPENSATION AND STOCK OPTION COMMITTEE

  The compensation of BGII's senior management and executive officers is determined by the Compensation and Stock Option Committee of the BGII Board of Directors (the "Committee"). The Committee also administers BGII's various incentive plans, including its stock option and performance based plans described in this Proxy Statement/Prospectus. Each member of the Committee is a director who is not an employee of BGII or any of its affiliates and thereby qualifies as a "disinterested director" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934. The Committee submits the following report to BGII's stockholders on the compensation policies applicable to BGII's executive officers with respect to compensation reported for the year ended December 31, 1995.

 General Policies

  The Committee strongly believes that BGII's compensation program is a critical part of the effective management of its senior executives. BGII's compensation programs are intended to enable BGII to attract, motivate, reward and retain the management talent required to achieve aggressive corporate objectives in a rapidly evolving and technology-based industry, and thereby increase stockholder value. BGII's policy is to provide incentives to its senior management designed to achieve BGII's long-term objectives as well as its short-term objectives and to reward exceptional leadership, performance and contributions to the development of BGII's business. In furtherance of these objectives, the Committee has granted several key executives of BGII additional compensation over their annual base salary in the form of annual bonuses and stock options and stock rights based on BGII's performance. This combination, including base compensation, is intended to foster in BGII's key executives a strong incentive to put forth the maximum effort required for the continued success and growth of BGII.

  The Committee reviews with the Chief Executive Officer and the Chief Operating Officer and approves, with any modifications it deems appropriate, an annual plan for the Named Executive Officers (other than the Chief Executive Officer). The salary plan is developed by BGII under the ultimate direction of the Chief Executive Officer and is based on industry norms and performance judgments as to past and expected future contributions of the individual executive officers.

  For purposes of determining compensation, the Committee evaluates each of the individual executive's contributions towards certain financial goals including sales growth, operating earnings, return on assets and cash flow as well as strategic goals such as new product development and new business initiatives in increasing market share. In determining compensation for 1995, the Committee reviewed with the Chief Executive Officer and the Chief Operating Officer, management's recommendations based on individual performance, as well as its evaluation of the factors cited above. It should be noted that the Committee has not yet established any specific defined or formulaic standards which tie executive compensation with BGII performance. In applying the appropriate factors to a particular executive officer, no factor was given special priority and the same factors were applied to both the Chief Executive Officer and the other principal executive officers.

  In making its decisions on 1995 compensation, the Committee believes that compensation paid in 1995 to BGII's Chief Executive Officer, Chief Operating Officer and other executive officers were reasonable and reflective of BGII's performance, in light of BGII's continued success in implementing its turnaround strategy, the projected 1995 pre-tax results for BGII compared to 1994 including the impact of expenses related to the Alliance and WMS Merger Agreements, the reductions in costs of goods sold in the United States in 1995 compared to 1994, the achievement of sales goals in the United States in 1995 and the prospects of meeting projected sales goals in 1996 as well as BGII's expansion into new markets.

  Under the Omnibus Budget Reconciliation Act of 1993, compensation paid to certain executive officers of BGII in excess of $1,000,000 in 1995 and subsequent years may be nondeductible for federal income tax purposes unless the compensation qualifies as "performance-based" compensation or is otherwise exempt under the law and the proposed Internal Revenue Service regulations, as modified. This tax law and the regulations pertaining thereto are subject to substantial uncertainties and there can be no assurance that all compensation paid under BGII's incentive plans will continue to be deductible for federal income tax purposes. The Committee intends to take actions required to preserve the tax deductibility of executive pay under I.R.C. Section 162(m) and intends to consider tax deductibility in making future awards to senior executives. However, the Committee may determine in any year, in light of all applicable circumstances, that it would be in the best interests of BGII for awards to be paid under such plans or otherwise in a manner that would not satisfy the requirements of such tax law and regulations for deductibility. As shown on the Summary Compensation Table of this Proxy Statement/Prospectus, none of BGII's executive officers had compensation in excess of $1,000,000 in 1995.

 Executive Officers Compensation Program

  The compensation package for executive officers of BGII consists of the following basic elements:

 Base Salary

  The Committee establishes the base salaries which will be paid to BGII's executive officers. In setting salaries, the Committee generally takes into account a number of factors, including BGII's results of operations and other BGII performance measures, competitive compensation data, comparisons of salaries and responsibilities among BGII's executive officers, the extent to which an individual may participate in the incentive compensation plans maintained by BGII and its affiliates, and qualitative factors bearing on an individual's experience, responsibilities, management and leadership abilities and job performance. The Committee does not generally expressly assign greater weight to any one or more such factors than to others.

 Annual Bonuses

  The annual bonus paid to executive officers of BGII is a critical element of compensation designed to reward the achievement of short term corporate goals, as well as individual productivity and performance. The bonuses actually paid by BGII to the Named Executive Officers for 1995 are set forth in the "Summary Compensation Table" above. At the end of each year, the performance of each senior executive qualifying for a bonus is evaluated by the Committee. In determining bonus awards for fiscal year 1995, the Committee reviewed with the Chief Executive Officer and Chief Operating Officer, management's recommendations based on individual performance as well as its evaluation of factors substantially comparable to those considered in establishing the award for Chief Executive Officer. BGII and its operating subsidiaries were discussed and evaluated with respect to projected pre-tax earnings for 1995 compared to 1994 actuals, the performance, salaries and the bonus proposals with respect to each of the key executives involved, as well as the relative contribution of said executive with respect to the success of their respective units.

 Incentive Compensation Plans

  The Committee also administers the terms of BGII's incentive compensation plans in which the Named Executive Officers participate. In doing so, the Committee considers BGII's results of operations and other BGII performance measures and management's plans for BGII's growth and profitability and achievement of strategic goals, determines the corporate performance criteria to be used for the determination of incentive compensation awards, and considered awards for participants under each incentive compensation plan. The Committee then evaluates the performance, base salary and relative contribution of the employee in determining grants under the plans.

 Stock Options

  Stock options are granted to key employees, including BGII's executive officers, by the Committee under the 1991 Incentive Plan. The option grants are designed to align the interests of the executives with those of the stockholders. The size of each option grant is based on the respective recipient's relative position with BGII, level of responsibility, performance and contribution to BGII's strategic corporate objectives. Other than the grant of 30,000 options to Scott Schweinfurth, the Chief Financial Officer, no option grants were made to the Named Executive Officers or other employees under the 1991 Plan during the fiscal year ending December 31, 1995.

 Long Term Incentive Plan Awards

  BGII's long term incentive plan for executive officers consists of the 1992 Restricted Stock Performance Plan, the objective of which is to provide continuing incentive to the executive officers of BGII to promote the long term strategic goals of BGII and thereby maximize long-term shareholder value. During fiscal year 1993, key executives were awarded Performance Units pursuant to the 1992 Plan which remain in effect as an executive incentive. No awards under the 1992 Plan were made during fiscal year 1994 or 1995. See "BGII Executive Officers and Executive Compensation--Long-Term Incentive Plan Awards" for a description of the Performance Units, the recipients and the amount of Performance Units awarded to each recipient.

 Compensation of the Chief Executive Officer

  Employment Agreement

  See "BGII Executive Officers and Executive Compensation--Employment Contracts, Retirement Plans and Change in Control Arrangements" for a description of the terms of BGII's Chief Executive Officer's employment contract.

  Base Salary

  The base salary established for BGII's Chief Executive Officer, Richard Gillman, reflects the Committee's policy to maintain a relative level of stability and certainty with respect to Mr. Gillman's base salary from year to year. In setting Mr. Gillman's base salary, the Committee sought to have his base salary play a less central role in his overall compensation package by reason of the grants of bonuses, options and Performance Units.

  Bonus

  No bonus was awarded to Mr. Gillman during the fiscal year 1995.

 Incentive Compensation Plans

  1992 Restricted Stock Performance Plan

  Pursuant to an award agreement with BGII, Mr. Gillman has previously been granted 200,000 Performance Units under the 1992 Plan. See "BGII Executive Officers and Executive Compensation--Long-Term Incentive Plan Awards" for a description of the terms of the award. In determining the award of Performance Units to Mr. Gillman, the Committee took into consideration his position as Chief Executive Officer of BGII and his anticipated contribution in promoting the long-term strategic objectives of BGII and BGII's growth in terms of technological and product development. No awards were made to Mr. Gillman pursuant to this Plan during the period ending December 31, 1995.

  1991 Incentive Plan

  No awards were made to Mr. Gillman pursuant to the 1991 Plan during the period ending December 31, 1995.

                                          Respectfully submitted,

                                          Lewis Katz, Chairman
                                          Kenneth D. McPherson
                                          Members of Compensation and Stock
                                          Option Committee

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

  The Committee currently is composed of directors McPherson and Katz, neither of whom is otherwise affiliated with BGII. The general functions of the Committee include approval (or recommendation to the Board of Directors) of the compensation arrangements for senior management, directors and other key employees, review of benefit plans in which officers and directors are eligible to participate, and periodic review of the equity compensation plans of BGII and the grants under such plans. During 1995, the Committee held 2 formal meetings and acted by written consent on one occassion.

  Waters, McPherson, McNeill, P.C., a law firm of which Mr. McPherson, a director of BGII, is Senior Lawyer and Chairman, provides legal services to BGII, primarily relating to (i) litigation involving BGII's former distributor in Louisiana (ii) the WMS and Alliance Merger Agreements; and (iii) overall regulatory compliance for BGII. As of December 31, 1995, BGII was indebted to the firm for approximately $480,000 for legal services rendered and disbursements. During the year ended December 31, 1995, Waters, McPherson, McNeill, P.C. fee bills paid amounted to approximately $1.5 million for legal services provided to BGII. BGII has retained and plans to continue to retain the firm in 1996.

PERFORMANCE GRAPH

                         [GRAPH APPEARS HERE]

                     COMPARISON OF 49 MONTH TOTAL RETURN*
AMONG BALLY GAMING INTERNATIONAL, INC. THE RUSSELL 2000 INDEX AND A PEER GROUP**

                        BALLY GAMING
Measurement period    INTERNATIONAL,  INC. PEER GROUP**  THE RUSSELL 2000
(Fiscal year Covered)     INDEX         Index            INDEX
---------------------   ---------       ---------       ---------
Measurement PT -
        11/91           $   100         $   100         $   100

FYE     12/91           $    91         $   117         $   103
FYE     12/92           $    95         $   225         $   122
FYE     12/93           $   123         $   230         $   145
FYE     12/94           $    76         $   131         $   143
FYE     12/95           $    58         $   112         $   183

* $100 invested on November 11, 1991 (the date on which the BGII Common Stock was first publicly traded) in BGII Common Stock; $100 invested October 31, 1991 in the Russell 2000 Index and $100 invested on November 11, 1991 in a Peer Group comprised of the companies indentified in the following footnote. This 49-month period is used because it represents the period over which BGII has been a public company. Total return includes reinvestment of dividends (if applicable). Returns for BGII are not necessarily indicative of future performance. Dates are for fiscal years ended on December 31 in each of the years indicated.

** Peer Group includes WMS Industries, Inc., GTech Holdings Corporation, Video
   Lottery Technologies, Inc. and International Game Technology. Each Peer Group company is engaged in the manufacture and sale of gaming products. The returns of each company forming part of the Peer Group are weighted based on their stock market capitalization.

            CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF BGII

  Waters, McPherson, McNeill, P.C., a law firm of which Mr. McPherson, a director of BGII, is Senior Lawyer and Chairman, provides legal services to BGII, primarily relating to litigation involving BGII's former distributor in Louisiana. As of December 31, 1995, BGII was indebted to the firm for approximately $480,000 for legal services rendered and disbursements. During the year ended December 31, 1995, Waters, McPherson, McNeill, P.C., fee bills paid amounted to approximately $1.5 million for legal services provided to BGII. BGII has retained and plans to continue to retain the firm in 1996.

  Carella, Byrne, Bain, Gilfillan, Cecchi, Stewart & Olstein, a law firm of which Mr. Carella, a director of BGII, is Managing Partner, provided legal services to BGII in 1995.

                                LEGAL OPINIONS

  The legality of the issuance of Alliance Common Stock offered hereby will be passed upon for Alliance by Schreck, Jones, Bernhard, Woloson and Godfrey, Las Vegas, Nevada. Certain tax matters have been passed upon for Alliance by Milbank, Tweed, Hadley & McCloy, New York, New York.

                                    EXPERTS

  The consolidated financial statements of Alliance Gaming Corporation and subsidiaries as of June 30, 1995 and 1994, and for each of the years in the three-year period ended June 30, 1995 included herein have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to a change in the method of accounting for income taxes, effective July 1, 1993.

  The consolidated balance sheets of BGII as of December 31, 1994 and 1995, and the consolidated statements of operations, stockholders' equity and cash flows, and the financial statement schedule, for each of the three years in the period ended December 31, 1995 included herein have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing. As noted under "The Merger--Opinion of BGII Financial Advisor", Coopers & Lybrand L.L.P. neither examined nor compiled nor had any other involvement with the preparation of the accompanying prospective financial information and accordingly does not express an opinion or any other form of assurance with respect thereto, nor do they assume any responsibility for the projections."


               RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS

  Alliance expects representatives of KPMG Peat Marwick LLP to be present at the Alliance Annual Meeting at which time they will respond to appropriate questions submitted by stockholders of Alliance and may make such statements as they may desire. BGII expects representatives of Coopers & Lybrand L.L.P. to be present at the BGII Annual Meeting at which time they will respond to appropriate questions submitted by stockholders of BGII and may make such statements as they may desire.

                             STOCKHOLDER PROPOSALS

  Any Alliance stockholder who wishes to submit a proposal in respect of matters to be acted upon at Alliance's next Annual Meeting of Stockholders is required to submit the proposal to Alliance on or before November 11, 1996, for inclusion, if appropriate, in Alliance's proxy statement and the form of proxy relating to Alliance's next Annual Meeting.

  If the Merger is not consummated, stockholder proposals intended to be submitted at the next Annual Meeting of Stockholders of BGII must be received by BGII not later than November 11, 1996 for inclusion, if appropriate, in BGII's proxy statement and the form of proxy relating to BGII's next Annual Meeting.


                                          By order of the Board of Directors,
                                          ALLIANCE GAMING CORPORATION

                                          David Johnson
                                          Secretary

                                          By order of the Board of Directors,
                                          BALLY GAMING INTERNATIONAL, INC.

                                          Neil E. Jenkins
                                          Secretary

                         INDEX TO FINANCIAL STATEMENTS

                          ALLIANCE GAMING CORPORATION

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Independent Auditors' Report..............................................   F-1
Consolidated Balance Sheets as of June 30, 1994 and 1995..................   F-2
Consolidated Statements of Operations for the fiscal years ended June 30,
 1993, 1994 and 1995......................................................   F-4
Consolidated Statements of Cash Flows for the fiscal years ended June 30,
 1993, 1994 and 1995......................................................   F-5
Consolidated Statements of Stockholders' Equity for the fiscal years ended
 June 30, 1993, 1994 and 1995.............................................   F-6
Notes to Consolidated Financial Statements................................   F-7
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Unaudited Condensed Consolidated Balance Sheets as of June 30, 1995 and
 December 31, 1995........................................................  F-22
Unaudited Condensed Consolidated Statements of Operations for the six
 months ended
 December 31, 1994 and 1995...............................................  F-23
Unaudited Condensed Consolidated Statements of Cash Flows for the six
 months ended December 31, 1994 and 1995..................................  F-24
Notes to Unaudited Condensed Consolidated Financial Statements ...........  F-25

                       INDEX TO FINANCIAL STATEMENTS

                     BALLY GAMING INTERNATIONAL, INC.

                                                                        PAGE
                                                                      ---------
Report of independent accountants....................................      F-31
Consolidated balance sheets, December 31, 1995 and 1994..............      F-32
Consolidated statements of operations for the years ended December
 31, 1995, 1994 and 1993.............................................      F-33
Consolidated statements of stockholders' equity for the years ended
 December 31, 1995, 1994 and 1993....................................      F-34
Consolidated statements of cash flows for the years ended December
 31, 1995, 1994 and 1993.............................................      F-35
Notes to consolidated financial statements........................... F-36-F-66

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders Alliance Gaming Corporation

  We have audited the consolidated balance sheets of Alliance Gaming Corporation and subsidiaries as of June 30, 1995 and 1994 and the related consolidated statements of operations, stockholders equity and cash flows for each of the years in the three-year period ended June 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alliance Gaming Corporation and subsidiaries as of June 30, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1995, in conformity with generally accepted accounting principles.

  As discussed in Note 6 to the consolidated financial statements, effective July 1, 1993 Alliance Gaming Corporation adopted the provisions of Financial Accounting Standards Board's Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes.

                                          KPMG Peat Marwick LLP

Las Vegas, Nevada
September 1, 1995

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                             JUNE 30, 1994 AND 1995
                                 (IN THOUSANDS)

                         A S S E T S                            1994     1995
                         -----------                          -------- --------
Current assets:
 Cash and cash equivalents................................... $ 37,085 $ 13,734
 Securities available for sale...............................   12,489   23,680
 Receivables, net............................................    5,924    3,316
 Inventories.................................................      661      714
 Prepaid expenses............................................    4,420    4,148
 Refundable income taxes.....................................      361      361
 Other.......................................................       30      156
                                                              -------- --------
  Total current assets.......................................   60,970   46,109
                                                              -------- --------
Property and equipment:
 Land and improvements.......................................    3,229   17,296
 Building and improvements...................................    4,286    8,822
 Gaming equipment............................................   30,395   36,396
 Furniture, fixtures and equipment...........................    9,632   11,582
 Leasehold improvements......................................    5,222    5,372
 Construction in progress....................................      212       30
                                                              -------- --------
                                                                52,976   79,498
 Less accumulated depreciation and amortization..............   24,293   29,146
                                                              -------- --------
  Property and equipment, net................................   28,683   50,352
                                                              -------- --------
Other assets:
 Receivables, net............................................    4,609    5,309
 Excess of costs over net assets of an acquired business, net
  of accumulated amortization of $295 (1994) and $585 (1995).    3,789    3,842
 Intangible assets, net of accumulated amortization of $4,145
  (1994) and $5,516 (1995)...................................   13,527   12,405
 Deferred tax assets.........................................    1,081    1,399
 Investment in minority owned subsidiary.....................    2,000    1,585
 Other.......................................................    4,757    5,347
                                                              -------- --------
  Total other assets.........................................   29,763   29,887
                                                              -------- --------
                                                              $119,416 $126,348
                                                              ======== ========

                                  (Continued)

          See accompanying notes to consolidated financial statements.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

                             JUNE 30, 1994 AND 1995
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                 L I A B I L I T I E S A N D
            S T O C K H O L D E R S' E Q U I T Y                1994      1995
            ------------------------------------              --------  --------
Current liabilities:
 Current maturities of long term debt........................ $  1,504  $  3,995
 Accounts payable............................................    1,661     1,758
 Accrued expenses, including related parties of $312 (1994)
  and $931 (1995)............................................    6,879     8,804
                                                              --------  --------
  Total current liabilities..................................   10,044    14,557
Long term debt, less current maturities......................   89,222    97,402
Deferred tax liabilities.....................................    1,218     1,205
Other liabilities............................................    3,587     2,556
                                                              --------  --------
  Total liabilities..........................................  104,071   115,720
                                                              --------  --------
Commitments and contingencies
Minority interest............................................      246       643
Stockholders' equity:
 Common stock, $.10 par value; authorized 175,000,000 shares;
  issued 10,505,928 shares (1994) and 11,654,150 shares
  (1995).....................................................    1,051     1,165
 Special stock, $0.10 par value; authorized 10,000,000
  shares; issued 1,333,333 (1994 and 1995)...................      133       133
 Paid-in capital.............................................   26,716    32,134
 Unrealized loss on securities available for sale............     (421)     (316)
 Accumulated deficit.........................................  (12,380)  (23,131)
                                                              --------  --------
  Total stockholders' equity.................................   15,099     9,985
                                                              --------  --------
                                                              $119,416  $126,348
                                                              ========  ========


          See accompanying notes to consolidated financial statements.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    YEARS ENDED JUNE 30, 1993, 1994 AND 1995

                                       1993           1994           1995
                                   -------------  -------------  -------------
                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
REVENUES:
 Gaming
  Routes.......................... $      96,282  $     102,830  $     106,827
  Casino and gaming arcades.......        12,526         15,679         21,287
 Food and beverage sales..........         4,184          4,480          3,847
 Net equipment sales..............            99             65             27
                                   -------------  -------------  -------------
                                         113,091        123,054        131,988
                                   -------------  -------------  -------------
COSTS AND EXPENSES:
 Cost of gaming:
  Routes..........................        72,614         76,332         79,875
  Casino and taverns..............         8,667         11,871         11,436
 Cost of food and beverage........         2,876          3,084          2,795
 Cost of equipment sales..........            49             20             12
 Selling, general & administra-
  tive............................        12,667         13,555         14,633
 Business development expenses....           900          1,192          7,843
 Corporate expenses...............         6,191          7,882          9,735
 Bad debt expense.................           461            705            400
 Loss on abandoned small casinos..            --          3,713             --
 Loss on abandoned taverns........            --          2,638             --
 Depreciation and amortization....         8,718          9,530          9,520
                                   -------------  -------------  -------------
                                         113,143        130,522        136,249
                                   -------------  -------------  -------------
Operating loss....................           (52)        (7,468)        (4,261)
Other income (expense):
 Interest income..................           998          2,084          2,798
 Interest expense.................        (5,046)        (6,830)        (8,133)
 Minority share of income.........            --           (506)          (397)
 Equity in income of affiliate....            --             --             31
 Other, net.......................           450           (167)          (524)
                                   -------------  -------------  -------------
Loss before income taxes..........        (3,650)       (12,887)       (10,486)
Income tax expense................            --           (241)          (265)
                                   -------------  -------------  -------------
Net loss.......................... $      (3,650) $     (13,128) $     (10,751)
                                   =============  =============  =============
Net loss per common share......... $      ( 0.38) $       (1.28) $       (0.95)
                                   =============  =============  =============
Weighted average common shares
 outstanding......................         9,696         10,251         11,300
                                   =============  =============  =============

          See accompanying notes to consolidated financial statements.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                    YEARS ENDED JUNE 30, 1993, 1994 AND 1995
                                 (IN THOUSANDS)

                                                   1993      1994      1995
                                                 --------  --------  ---------
Cash flows from operating activities:
 Net loss....................................... $ (3,650) $(13,128) $ (10,751)
 Adjustments to reconcile net loss to net cash
  provided by operating activities:
  Depreciation and amortization.................    8,718     9,530      9,520
  Loss on abandoned casinos.....................       --     3,713         --
  Loss on abandoned taverns.....................       --     2,638         --
  Write-off of other assets.....................      149     1,817      2,796
  Provision for losses on receivables...........      461       705        400
  Amortization of debt discounts................      265       292        297
  Undistributed earnings of affiliate...........       --        --        (31)
  Non-cash stock compensation expense...........       --        --      1,313
 Net change in operating assets and liabilities:
 (Increase) decrease in:
  Inventories...................................     (233)       78        (40)
  Prepaid expenses..............................    1,475      (519)       381
  Refundable income taxes.......................      766      (361)        --
  Other.........................................      305       254       (126)
 Increase (decrease) in:
  Accounts and slot contracts payable...........   (2,378)      269       (447)
  Accrued and deferred income taxes.............       --       137       (137)
  Other liabilities, including minority
   interest.....................................     (153)      511        397
  Accrued expenses..............................      184     3,126     (2,615)
                                                 --------  --------  ---------
   Net cash provided by operating activities....    5,909     9,062        957
                                                 --------  --------  ---------
Cash flows from investing activities:
 Additions to property and equipment............   (5,092)   (5,385)    (8,887)
 Proceeds from sale of property and equipment...      257     1,466        351
 Additions to receivables.......................   (8,715)  (18,801)    (8,970)
 Cash collections on receivables................    7,925    17,541     10,315
 Net cash provided by acquisition of business...       --        --      2,481
 Acquisition of securities available for sale...       --   (12,910)   (11,086)
 Acquisition of partnership interests...........       --    (2,000)    (1,585)
 Additions to intangible assets.................      (77)   (5,179)      (390)
 Additions to other long-term assets............   (3,296)   (2,031)    (3,877)
                                                 --------  --------  ---------
   Net cash used in investing activities........   (8,998)  (27,299)   (21,648)
                                                 --------  --------  ---------
Cash flows from financing activities:
 Proceeds from long-term debt, net of expenses..    1,941    81,984         --
 Issuance of common stock warrants..............      559       116         --
 Reduction of long-term debt....................   (2,167)  (41,776)    (3,125)
 Issuance of special stock, net of costs........       --     4,799         --
 Issuance of common stock.......................    2,097       619        465
                                                 --------  --------  ---------
   Net cash provided by (used in) financing
    activities..................................    2,430    45,742     (2,660)
                                                 --------  --------  ---------
Cash and cash equivalents:
 (Decrease) increase for year...................     (659)   27,505    (23,351)
 Balance, beginning of year.....................   10,239     9,580     37,085
                                                 --------  --------  ---------
   Balance, end of year......................... $  9,580  $ 37,085  $  13,734
                                                 ========  ========  =========

          See accompanying notes to consolidated financial statements.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                    YEARS ENDED JUNE 30, 1993, 1994 AND 1995
                                 (IN THOUSANDS)

                                                                              RETAINED
                             TOTAL      COMMON STOCK  SPECIAL STOCK           EARNINGS   UNREAL.
                          STOCKHOLDERS -------------- -------------- PAID-IN  (ACCUM.    LOSS ON
                             EQUITY    SHARES DOLLARS SHARES DOLLARS CAPITAL  DEFICIT)  SECURITIES
                          ------------ ------ ------- ------ ------- -------  --------  ----------
Balances, June 30, 1992.    $ 23,661    9,409 $  942     --   $ --   $18,320  $  4,398    $  --
 Net loss...............      (3,650)      --     --     --     --        --    (3,650)      --
 Common stock warrants
  issued................         559       --     --     --     --       559        --       --
 Shares issued upon
  exercise of options...       2,096      591     59     --     --     2,038        --       --
                            --------   ------ ------  -----   ----   -------  --------    -----
Balances, June 30, 1993.      22,666   10,000  1,001     --     --    20,917       748       --
 Net loss...............     (13,128)      --     --     --     --        --   (13,128)      --
 Shares issued for
  acquisitions..........         249      112     11     --     --       238        --       --
 Common stock warrants
  issued................         116       --     --     --     --       116        --       --
 Cost of private
  placement.............        (201)      --     --     --     --      (201)       --       --
 Net change in
  unrealized loss on
  securities available
  for sale..............        (421)      --     --     --     --        --        --     (421)
 Shares issued for
  capital
  infusion..............       4,999       --     --  1,333    133     4,866        --       --
 Shares issued upon
  exercise of options...         819      394     39     --     --       780        --       --
                            --------   ------ ------  -----   ----   -------  --------    -----
Balances, June 30, 1994.      15,099   10,506  1,051  1,333    133    26,716   (12,380)    (421)
 Net loss...............     (10,751)      --     --     --     --        --   (10,751)      --
 Shares issued for
  acquisitions..........       3,754      712     71     --     --     3,683        --       --
 Compensatory stock
  issued................       1,313      250     25     --     --     1,288        --       --
 Net change in
  unrealized loss on
  securities available
  for sale..............         105       --     --     --     --        --        --      105
 Shares issued upon
  exercise of options...         465      186     18     --     --       447        --       --
                            --------   ------ ------  -----   ----   -------  --------    -----
Balances, June 30, 1995.    $  9,985   11,654 $1,165  1,333   $133   $32,134  $(23,131)   $(316)
                            ========   ====== ======  =====   ====   =======  ========    =====

          See accompanying notes to consolidated financial statements.

                 ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   YEARS ENDED JUNE 30, 1993, 1994 AND 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND DESCRIPTION OF BUSINESS

 Description of business

  Alliance Gaming Corporation and its subsidiaries (collectively, the "Company") are presently engaged in gaming device route operations in Nevada and in the greater New Orleans, Louisiana area; casino operations in Nevada and Mississippi; and the design, manufacture and refurbishment of gaming devices.

 Principles of consolidation

  The accompanying consolidated financial statements include the accounts of Alliance Gaming Corporation, its wholly-owned subsidiaries and indirect subsidiaries and its partially owned, controlled subsidiaries. In the case of Video Services, Inc. ("VSI"), the Company owns 490 shares of class B voting stock, which constitutes 100% of the voting stock, of VSI. The Company is entitled to receive 71% of dividends declared by VSI, if any, at such time that such dividends are declared. In July 1994, the Company acquired a 45% limited partnership interest in the Rainbow Casino-Vicksburg Partnership. Accordingly, the Company accounted for its investment in this partnership under the equity method until March 29, 1995 at which time the Company increased its partnership interest and assumed the general partnership position (see Note 11). Effective March 29, 1995, the results of operations of the Rainbow Casino have been included in the accompanying consolidated financial statements. All significant intercompany accounts and transactions have been eliminated.

 Revenue recognition

  In accordance with industry practice, the Company recognizes gaming revenues as the net win from route, casino and tavern operations, which is, for gaming devices, the difference between coins and currency deposited into the devices and payments to customers and, for other games, the difference between gaming wins and losses. The Company recognizes total net win from gaming devices as revenues for gaming routes which operate under revenue-sharing arrangements and revenue-sharing payments as a cost of gaming routes. The Company recognizes revenue from parts and equipment sales to outside purchasers when the products are shipped.

 Location rent expense

  For financial statement purposes, the Company recognizes expenses for fixed periodic rental payments (including scheduled increases) made in connection with route operation space lease arrangements or sublease agreements on a straight line basis over the term of the agreement including any extension periods which are expected to be exercised. Contingent periodic rental payments are expensed in the period incurred.

 Cash and cash equivalents

  The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Such investments of $29,799,000 (1994) and $5,238,000 (1995) are included in cash and cash equivalents and are carried at cost, which approximates market value.

 Securities available for sale

  Effective January 1, 1994, the Company adopted Financial Accounting Standard No. 115. For fiscal years beginning after December 15, 1993, Statement 115 requires that, except for debt securities classified as "held-to-

                 ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

                   YEARS ENDED JUNE 30, 1993, 1994 AND 1995 maturity" securities, investments in debt and equity securities should be reported at fair market value. The Company has designated certain securities as being available for sale. Securities are designated as available for sale at the time of their purchase. The Company determines which securities are available for sale by evaluating whether such securities would be sold in response to liquidity needs, asset/liability management and other factors. Securities available for sale are recorded at market value with the resulting unrealized gains and losses being recorded, net of tax, as a component of stockholders' equity. Gains or losses on these securities are determined using the specific identification method.

 Inventories

  Inventories are stated at the lower of cost or market and are determined by the first-in, first out method.

 Property and equipment

  Property and equipment are stated at cost and are depreciated and amortized over their estimated useful lives or lease terms, if less, using the straight line method as follows:

     Building and improvements...................................... 31-39 years
     Gaming equipment...............................................   5-7 years
     Furniture, fixtures and equipment..............................  3-10 years
     Leasehold improvements.........................................  5-20 years

 Excess of costs over net assets of an acquired business

  Excess of costs over net assets of an acquired business is the excess of the cost over the value of net tangible assets of an acquired business and is generally amortized on the straight-line method over a period of 40 years. In the case of the Company's majority-owned subsidiary, Native American Investments, Inc., where the assets acquired are largely intangible, the Company has elected a 10-year amortization period representing the estimated life of the rights acquired, consisting principally of contracts to conduct gaming operations on Indian lands.

  At each balance sheet date, management evaluates the realizability of goodwill based on expectations of non-discounted cash flows and operating income for each subsidiary having a material goodwill balance. Based upon its most recent analysis, management believes that no material impairment of goodwill exists at June 30, 1995.

 Intangible assets

  Intangible assets consist primarily of costs associated with the acquisition of location leases which are capitalized and amortized using the straight-line method over the terms of the leases, ranging from one to 40 years, with an average life of approximately 11 years. Intangible assets for fiscal 1995 includes approximately $4,547,000 of commissions, discounts and other capitalized costs related to the issuance of the Company's 7.5% Convertible Subordinated Debentures due 2003, net of approximately $957,000 of accumulated amortization. At June 30, 1994, intangible assets includes $4,993,000 of such costs, net of $405,000 of accumulated amortization. Such amounts are being amortized over the term of the debentures.

  The carrying value of intangible assets is periodically reviewed by management and impairment losses are recognized when the expected non-discounted future operating cash flows derived from such intangible assets are less than their carrying value.

                 ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

                   YEARS ENDED JUNE 30, 1993, 1994 AND 1995

 Other Assets

  Other assets includes assets held for sale, long-term deposits and other non-current assets. In fiscal 1993, the Company paid to certain property owners a $2,500,000 refundable deposit to operate gaming devices at their location. Additionally, other assets are presented net of valuation allowances of $1,763,000 and $631,000 at June 30, 1994 and 1995, respectively.

 Loss per share of common stock

  Loss per share of common stock has been computed based on the weighted average number of shares of common stock outstanding. Fully diluted earnings per share is not presented because the effect would be anti-dilutive.

 Income taxes

  In February 1992, the Financial Accounting Standards Board issued Financial Accounting Standard No. 109 Accounting for Income Taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Effective July 1, 1993, the Company adopted Statement 109. The Company previously used the asset and liability method under Statement 96.

 Reclassifications

  Certain reclassifications have been made to prior year financial statements to conform with the current year presentation.

2. RECEIVABLES

  The Company's gaming route operations from time to time involve making loans to location operators in order to participate in revenues over extended periods of time. The loans, made for build-outs, tenant improvements and initial operating expenses are generally secured by the personal guarantees of the operators and the locations' assets. The majority of the loans are interest bearing and are expected to be repaid over a period of time not to exceed the life of the revenue sharing arrangement. The loans have varying payment terms, with weekly payment amounts ranging from $200 to $1,440 and monthly payment amounts ranging from $200 to $18,780. Interest rates on the loans range from prime plus 1.50% to stated rates of 12% with various due dates ranging from July 1995 to April 2007. The loans are expected to be repaid from the locations' cash flows or proceeds from the sale of the leaseholds.

                 ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

                   YEARS ENDED JUNE 30, 1993, 1994 AND 1995

  Receivables at June 30 consist of the following:

                                                                1994     1995
                                                               -------  -------
                                                               (IN THOUSANDS)
     Notes receivable-location operators...................... $ 8,319  $ 7,760
     Other receivables........................................   2,214      865
                                                               -------  -------
                                                                10,533    8,625
     Less current amounts.....................................  (5,924)  (3,316)
                                                               -------  -------
     Long-term receivables, excluding current amounts......... $ 4,609  $ 5,309
                                                               =======  =======

  Receivables are presented net of an allowance for doubtful accounts of $1,389,000 and $1,659,000 as of June 30, 1994 and 1995, respectively. The allowance is allocated between current and long-term receivables on a pro rata basis related to notes receivable from location operators.

  During fiscal 1994, the Company cancelled certain sublease agreements as a result of defaults by payors in making payments and acquired title to the assets and operating rights to the tavern locations in exchange for releases of the customers' debt owed to the Company. During fiscal 1994, interest income of approximately $48,000 was recognized on these receivables. Total interest income of $130,000 would have been recognized if the receivables had been current in accordance with their original terms. The total initial investment in these tavern locations of approximately $2,011,000 includes the net receivables of approximately $1,362,000 and other assets of $649,000. No such transactions were completed in fiscal 1995. Management of the Company has determined the fair value of the locations' assets from knowledge of sales of comparable establishments and expertise acquired from operating its gaming devices at similar locations. Due to the Company's decision to dispose of the currently operated small independent tavern operations, certain reserves and write downs were recognized in fiscal 1994 results of operations.

  Management believes properly managing the disposal of these operations will protect the Company's existing contractual arrangements from the tavern locations as well as assure their continued operation while preserving the Company's investment. Management cannot estimate when or how many of these locations will be obtained and subsequently disposed.

3. LOSS ON ABANDONMENT OF SMALL CASINOS AND TAVERNS

  In fiscal 1994, due to continuing losses from operations, negative cash flows and incompatibility with the Company's long-term growth strategy, the Company's Board of Directors resolved to 1) exit the downtown Las Vegas gaming market and 2) dispose of the currently operated small independent taverns on commercially reasonable terms as market conditions warrant.

  As a result of the decision to exit the downtown Las Vegas gaming market, the Company substantially reduced operations at both the Trolley Stop Casino and Miss Lucy's Gambling Hall & Saloon. Included in the 1994 statements of operations are total expenses of approximately $3,246,000 related to these actions. The total charge included approximately $488,000 related to the write-down of assets and approximately $2,758,000 representing primarily the present value of the future lease payments net of estimated future sublease income.

                 ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

                   YEARS ENDED JUNE 30, 1993, 1994 AND 1995

  The decision to withdraw from the tavern business resulted in expenses of approximately $2,638,000 being recognized in fiscal 1994. Approximately $1,813,000 of the total amount was related to the write down of assets while approximately $825,000 represented primarily the present value of the future lease payments net of estimated future sublease income. The Company has entered into an agreement to sell all of its tavern locations to an unaffiliated third party. The sale is contingent upon, among other conditions, approval by Nevada gaming authorities.

  In addition to the items noted above, the Company's lease on the Mizpah Hotel and Casino has a remaining term of approximately 7.5 years with an option on the Company's behalf to terminate the lease arrangement with 120 days written notice at any time after December 31, 1995. The Company has notified the landlord of the Mizpah of its intention to exercise the termination clause of the lease at that time. As a result of this decision, the Company recognized an expense of $467,500 in fiscal 1994.

4. DEBT

  Long-term debt at June 30 consists of the following:

                                                                1994     1995
                                                               ------- --------
                                                                (IN THOUSANDS)
   7.5% Convertible subordinated debentures due 2003,
    unsecured................................................  $85,000 $ 85,000
   Due to stockholder, net of discount of $983,709 (1994) and
    $747,619 (1995), secured by the assets of VSI............    4,390    3,309
   Hospitality Franchise Systems, secured by the assets of
    Rainbow
    Vicksburg................................................       --    9,065
   Other, secured by related equipment.......................    1,336    4,023
                                                               ------- --------
                                                                90,726  101,397
   Less current maturities...................................    1,504    3,995
                                                               ------- --------
   Long-term debt, less current maturities...................  $89,222 $ 97,402
                                                               ======= ========

  Accrued interest of approximately $1,893,000 (1994) and $1,991,000 (1995) is included in accrued expenses in the Consolidated Balance Sheets. Included in these amounts are $30,343 (1994) and $27,813 (1995) due to affiliates of Alfred H. Wilms, principal stockholder and member of the Board of Directors of the Company, related to funding of VSI's gaming device route operations.

  In September 1993, the Company completed the private placement of $85,000,000 aggregate principal amount of its 7.5% Convertible Subordinated Debentures due 2003. The debentures pay interest semi-annually on March 15 and September 15. These debentures are convertible at any time into shares of the Company's common stock at a conversion price of $10 per share (equivalent to a conversion rate of 100 shares per $1,000 principal amount of debentures), subject to adjustment. Upon certain defined events, including a change of control, holders of the debentures have the right to require the Company to redeem the debentures for cash at the rate of 101% of principal amount plus accrued interest. The debentures are redeemable at predetermined redemption prices, in whole or in part, at the option of the Company for cash at any time on and after September 15, 1995 if the market price of the common stock exceeds 250% of the conversion price for 20 out of any 30 consecutive trading days or at any time on and after September 15, 1996.

                 ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

                   YEARS ENDED JUNE 30, 1993, 1994 AND 1995

  In March 1992, Alfred H. Wilms, director and principal stockholder (and then Chairman of the Board of Directors and Chief Executive Officer) of the Company, committed to provide or cause others to provide a $6,500,000 five year subordinated loan to VSI, the Company's controlled subsidiary which loan has been funded in full and is secured by a subordinated interest in all of VSI's present and future personal property. Until August 1993, the loan required quarterly payments of interest. In August 1993, the loan agreement was amended to extend the maturity of the loan to September 1, 1998 and to require quarterly payments of principal and interest. Interest on the loan accrues at the rate of 200 basis points above the 90-day London Inter Bank Offered Rate, adjusted quarterly. At June 30, 1995 the interest rate for the note was 8.2275%.

  During 1995, Hospitality Franchise Systems, Inc. ("HFS") agreed to loan $7,750,000 to the Company's majority controlled subsidiary RCVP in connection with the construction of the Rainbow Casino. The loan amount was subsequently increased to $10,000,000. The note bears interest at 7.5% per annum and requires monthly payments of principal and interest over an 24 month period. In exchange for funding this loan, HFS is also entitled to receive a monthly royalty fee equal to 12% of the casino's gaming revenues. Included in the consolidated results of operations for fiscal 1995 are approximately $810,000 of such royalties.

  Maturities of long-term debt for each of the five years ending subsequent to June 30, 1995 are as follows:

     1996........................................................... $ 3,995,000
     1997...........................................................   3,927,000
     1998...........................................................   2,825,000
     1999...........................................................   1,670,000
     2000...........................................................   1,723,000
     Thereafter.....................................................  87,257,000

5. STOCKHOLDERS' EQUITY

  The Company's Articles of Incorporation authorize the issuance of up to 10,000,000 shares of special stock, par value $.10 per share ("Special Stock"). Special Stock consists of non-voting stock where no holder of the Special Stock shall be entitled to vote at any meeting of stockholders or otherwise, except as otherwise may be specifically provided by law or as approved by the Board of Directors in certain limited circumstances at the time of the stock issuance. The Special Stock may be issued from time to time in one or more series, each series having such designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions as shall be stated and expressed in the resolution providing for the issuance of Special Stock or any series thereof adopted by the Board of Directors. The Board has designated an initial series of Special Stock as "Non-voting Junior Convertible Special Stock" which consists of 1,333,333 shares (the "Initial Series"). The Company's Articles of Incorporation provide that the Initial Series is intended to have the same rights as the Common Stock except that the Initial Series has no voting rights and a $.01 per share liquidation preference. At June 30, 1995, only the Initial Series of Special Stock was outstanding. The Initial Series is convertible on a share for share basis into shares of Common Stock of the Company.

  In 1984, the Company created an Employee Stock Option Plan (the "1984 Plan") that provides for the issuance of up to 2,000,000 shares of common stock to Company employees and directors. At June 30, 1995, there were incentive stock options covering 207,000 shares and non-qualified stock options covering 10,000 shares outstanding under the 1984 Plan.

                 ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

                   YEARS ENDED JUNE 30, 1993, 1994 AND 1995

  At June 30, 1994 there were incentive stock options covering 376,000 shares and non-qualified stock options covering 15,000 shares outstanding under the 1984 Plan. Generally, options are granted at the fair market value of the Company's Common Stock at the date of the grant and become exercisable over five years.

  In 1992, the Company created the 1991 Long Term Incentive Plan (the "Incentive Plan") that, as amended, provides for the issuance of up to 3,000,000 shares of common stock to Company employees and directors. At June 30, 1995 there were incentive stock options covering 2,400,834 shares outstanding under the Incentive Plan. At June 30, 1994 there were incentive stock options covering 1,099,500 shares outstanding under the Incentive Plan. Generally, options are granted at the fair market value of the Company's Common Stock at the date of the grant and become exercisable over five years.

  Transactions involving stock options are summarized as follows:

                                                         OPTIONS OUTSTANDING
                                                       -------------------------
                                                        SHARES    EXERCISE PRICE
                                                       ---------  --------------
     Balance, June 30, 1992........................... 1,546,150   1.375- 8.750
      Granted.........................................   300,000   5.875- 8.750
      Exercised.......................................  (590,700)  1.375- 4.875
      Cancelled.......................................    (3,600)         3.875
                                                       ---------
     Balance, June 30, 1993........................... 1,251,850   1.375- 8.750
      Granted.........................................   690,500   6.500-10.125
      Exercised.......................................  (393,850)  1.625- 4.000
      Cancelled.......................................   (58,000)  2.125- 4.000
                                                       ---------
     Balance, June 30, 1994........................... 1,490,500   1.375-10.125
      Granted......................................... 1,598,334   5.750- 8.000
      Exercised.......................................  (186,000)  1.375- 4.000
      Cancelled.......................................  (285,000)  3.500-10.000
                                                       ---------
     Balance, June 30, 1995........................... 2,617,834   1.625- 9.250
                                                       =========
     Exercisable at June 30, 1995.....................   825,600   1.625- 9.250
                                                       =========

  Also at June 30, 1995, Mr. Wilms held warrants to purchase 2,000,000 shares of Common Stock at $2.50 per share, subject to adjustment. These warrants were issued in connection with the funding of the $6,500,000 five year subordinated loan for VSI.

  Upon closing of the private placement of the Company's 7.5% Convertible Subordinated Debentures and the $5 million equity investment by Kirkland-Ft. Worth Investment Partners, L.P. ("Kirkland") on September 21, 1993, the Company issued warrants to purchase up to 2,750,000 shares of Common Stock at $1.50 per share to Kirkland. These warrants are exercisable one year after the grant date and only after the market price of the Common Stock reaches certain predetermined levels. Under the same terms, the Company issued warrants to purchase 1,250,000 and 30,000 shares of Common Stock to Gaming Systems Advisors, L.P. ("GSA") and L.H. Friend, Weinress & Frankson, Inc. ("Friend"), respectively. The Company also issued warrants to purchase 500,000 and 250,000 shares of Common Stock at $8.25 per share to the initial purchasers of the Debentures,

                 ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

                   YEARS ENDED JUNE 30, 1993, 1994 AND 1995
Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and Oppenheimer & Co., Inc. ("Oppenheimer"), respectively. Under the same general terms and conditions, DLJ may earn warrants to purchase an additional 250,000 shares of the Company's Common Stock. In fiscal 1995, in connection with the commencement of their employment with the Company, Steve Greathouse, the Company's Chairman of the Board, President and Chief Executive Officer and Dr. Craig Fields, Vice Chairman of the Board were each granted warrants to purchase 250,000 shares of common stock on the same terms as the Kirkland warrants described above.

  As of June 30, 1995, none of the warrants granted to Kirkland, GSA, Friend, Greathouse or Fields are exercisable.

6. INCOME TAXES

  The Company generally accounts for income taxes and files its income tax returns on a consolidated basis. However, VSI, in which the Company holds 100% of the voting interests, has previously filed its income tax returns on a separate basis and was not consolidated for tax purposes. During the quarter ended December 31, 1994, the Company determined that VSI can be consolidated for tax purposes. As a result, the Company filed for and has received a refund of estimated income taxes paid for fiscal year 1994.

  Effective July 1, 1993, the Company adopted Financial Accounting Standard No. 109 Accounting for Income Taxes, prospectively. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                 ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

                   YEARS ENDED JUNE 30, 1993, 1994 AND 1995

  The federal and state income tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at June 30, 1995 and 1994 are presented below.

                                                               1994      1995
                                                             --------  --------
                                                              (IN THOUSANDS)
   Deferred Tax Assets:
    Net Operating Loss Carryforwards.......................  $  8,495  $ 12,470
    Inventory Obsolescence Reserve.........................       578       179
    Receivables, Bad Debt Allowance........................       472       564
    Organization and Start-up Costs........................       267       172
    Reserves for abandoned projects........................     1,577     1,356
    Other..................................................       307       566
                                                             --------  --------
   Total gross deferred tax assets.........................    11,696    15,307
   Less: Valuation allowance...............................   (10,615)  (13,908)
                                                             --------  --------
   Net deferred tax assets.................................  $  1,081  $  1,399
                                                             --------  --------
   Deferred tax liabilities:
    Property and equipment, principally due to depreciation
     differences...........................................     1,218     1,399
                                                             --------  --------
   Total gross deferred tax liabilities (in 1995, $194 is
    included in accrued expenses)..........................     1,218     1,399
                                                             --------  --------
   Net deferred tax assets (liabilities)...................  $   (137) $     --
                                                             ========  ========

  The valuation allowance for deferred tax assets as of June 30, 1994 was $10,615,000. The net change in the total valuation allowance for the twelve months ended June 30, 1995 was an increase of $3,293,000.

  At June 30, 1995, the Company has estimated net operating loss carryforwards for federal income tax purposes of approximately $36,678,000 which are available to offset future federal taxable income, if any, expiring in the years 2007 through 2010.

  A reconciliation of the Company's provision for income tax expense as compared to the tax benefit calculated by applying the statutory federal tax rate to the loss before income taxes follows.

                                                                1994     1995
                                                               -------  -------
                                                               (IN THOUSANDS)
     Statutory Rate........................................... $(4,202) $(3,565)
     Meals, entertainment.....................................       3       27
     State Income Taxes.......................................      33       67
     Tax losses for which no current benefit is recognized....   4,385    3,736
     Alternative Minimum Tax..................................      22       --
                                                               -------  -------
                                                               $   241  $   265
                                                               =======  =======

                 ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

                   YEARS ENDED JUNE 30, 1993, 1994 AND 1995

  The components of the Company's income tax expense for the year ended June 30, 1995 are:

                                                                  1994    1995
                                                                 ------- -------
                                                                 (IN THOUSANDS)
     Federal--current........................................... $    73 $    --
     State--current.............................................      31     102
     Federal--deferred..........................................     118     163
     State--deferred............................................      19      --
                                                                 ------- -------
       Total.................................................... $   241 $   265
                                                                 ======= =======

7. STATEMENTS OF CASH FLOWS

  The following supplemental information is related to the Consolidated Statements of Cash Flows. In fiscal 1995, the Company reclassified approximately $212,000 from receivables to intangible assets and reclassified other assets of approximately $1,099,000 to property and equipment ($1,074,000) and receivables ($25,000). Additionally, numerous non-cash items related to the Company's acquisition of the general partnership interest in RCVP impacted the statement of cash flows. The most significant of these non-cash items included non-cash additions to property, plant and equipment of approximately $23,400,000 and additions to total debt of approximately $13,839,000. See also Note 11.

  In fiscal 1994, the Company reclassified approximately $1,445,000 of accounts receivable to intangible assets ($1,393,000) and property and equipment ($52,000) on a net basis.

  Payments for interest expense in 1993, 1994 and 1995 were approximately $4,408,000, $4,690,000 and $7,102,000 respectively.

8. INTERIM FINANCIAL INFORMATION (UNAUDITED)

  Following is the unaudited quarterly results of the Company for the years ended June 30, 1994 and 1995. This information is not covered by the Independent Auditors' Report.

                                                                   PRIMARY
                                                 NET               INCOME
                              TOTAL            (LOSS)            (LOSS) PER
                            REVENUES           INCOME             SHARE(1)
                         ----------------  -----------------  ------------------
                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
   1994
   First Quarter........ $         28,419  $          (1,376)   $          (.14)
   Second Quarter.......           30,566             (1,221)              (.12)
   Third Quarter........           31,807                847                .08
   Fourth Quarter.......           32,262            (11,378)             (1.09)
   1995
   First Quarter........ $         30,824  $          (1,926)   $          (.18)
   Second Quarter.......           31,514             (3,090)              (.28)
   Third Quarter........           31,439             (1,775)              (.16)
   Fourth Quarter.......           38,211             (3,960)              (.34)

--------
(1) The sum of the income (loss) per share for the four quarters, which are based on average shares outstanding during each quarter, does not equal income (loss) per share for the year, which is based on average shares outstanding during the year.

                 ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

                   YEARS ENDED JUNE 30, 1993, 1994 AND 1995

9. RELATED PARTY TRANSACTIONS

  The Company sold products to Seeben N.V., a company in which Alfred H. Wilms is the brother of a member of the company's board of directors. Sales to this company were approximately $2,000 (1993), $6,000 (1994) and $0 (1995). No accounts receivable were due from this company at June 30, 1994 or June 30, 1995. Sales prices and terms were similar to those of non-affiliated persons.

  In March 1992, Alfred H. Wilms, a director and principal stockholder (and then Chairman and Chief Executive Officer of the Company), committed to provide or cause others to provide a $6,500,000 five year, unsecured, subordinated loan to VSI, a majority-controlled subsidiary of the Company engaged in the Company's Louisiana gaming device route operations. As consideration for this commitment, the Company issued to Mr. Wilms five year warrants to purchase 200,000 shares of Common Stock at $2.50 per share subject to certain adjustments, and agreed to issue an additional warrant to purchase 1,800,000 shares of Common Stock at $2.50 per share subject to certain adjustments upon complete funding of the loan. At June 30, 1993 approximately $6,000,000 of the loan had been funded. The remaining $500,000 was funded in October 1993 at which time the Company issued to Mr. Wilms the additional warrant for 1,800,000 shares of common stock.

  David Robbins, a director appointed to the Board in July 1994, as a designee of Kirkland Investment Corporation ("KIC"), is employed by the law firm of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel which has represented the Company in various matters related to the Company's growth strategy and its transactions with Kirkland and KIC. The Company paid fees of approximately $1,046,000 and $493,000 to such firm in fiscal 1994 and fiscal 1995, respectively.

  In connection with the agreements with KIC (100% owned by Joel Kirschbaum) and its affiliates and related transactions, the Company has paid to or on behalf of Kirkland and its affiliates a total of approximately $346,000 in fiscal 1994 and $597,000 in fiscal 1995 primarily for reimbursement of expenses incurred on behalf of the Company.

  In 1993 and 1994 the Company entered into employment agreements with certain key employees. These agreements range from one to three years in length and cover certain other terms of employment including compensation. As a condition of his employment, in April 1995 the Company issued 250,000 shares of common stock to Steve Greathouse, the Company's Chairman, President and Chief Executive Officer and recognized a non-cash charge of $1,313,000 related to this transaction.

10. COMMITMENTS AND CONTINGENCIES

  The Company leases office space, equipment, warehouse and repair facilities, gaming route locations, casino and other locations under non-cancelable operating leases.

                 ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

                   YEARS ENDED JUNE 30, 1993, 1994 AND 1995

  Future minimum rentals under non-cancelable operating leases at June 30, 1995 are:

                                                         TOTAL             NET
                                                        MINIMUM SUBLEASE MINIMUM
     YEAR ENDED JUNE 30                                 RENTALS  INCOME  RENTALS
     ------------------                                 ------- -------- -------
                                                             (IN THOUSANDS)
     1996.............................................. $ 8,828  $  921  $ 7,907
     1997..............................................   6,462     842    5,620
     1998..............................................   6,173     809    5,364
     1999..............................................   5,623     758    4,865
     2000..............................................   3,737     598    3,139
     Thereafter........................................  34,349   2,757   31,592
                                                        -------  ------  -------
                                                        $65,172  $6,685  $58,487
                                                        =======  ======  =======

  Certain gaming route location leases provide only for contingent rentals based upon a percentage of gaming revenue and are cancelable at any time by either party.

  Operating lease rental expense, including contingent lease rentals, for years ended June 30 was as follows:

                                                       1993     1994     1995
                                                      -------  -------  -------
                                                          (IN THOUSANDS)
     Minimum rentals................................. $11,727  $13,743  $ 9,704
     Contingent rentals..............................  49,621   55,910   58,113
                                                      -------  -------  -------
                                                       61,348   69,653   67,817
     Sublease rental income..........................    (850)  (1,004)  (1,192)
                                                      -------  -------  -------
                                                      $60,498  $68,649  $66,625
                                                      =======  =======  =======

  These amounts are included in the cost of gaming revenues on the accompanying Consolidated Statements of Operations.

  In April, 1990, the Company entered into a ten year lease to operate a non-restricted gaming location in Las Vegas, Nevada. The lease commencement date was scheduled to begin no later than 90 days after the construction had been finalized. In January, 1991, the Company received notice that the construction was complete; however, upon review of the property, the Company did not believe that construction had been completed. In August, 1992, the lessor filed a suit against the Company seeking compensatory and exemplary damages totalling $18,700,000. In fiscal 1992, the Company had accrued a $480,000 liability representing back rent owed to the lessor. In February, 1993 the lawsuit was settled and the Company paid the lessor $425,000 in return for resolution of all prior and current disputes regarding the lease terms. The lease calls for monthly rentals of approximately $31,000 and provides for annual increases based on certain indices. At June 30, 1992, the Company sublet the property to a location operator in exchange for the right to operate gaming devices at the property under a space lease arrangement for a period of 10 years beginning December, 1992.

  The Company and Casino Magic Corporation, through wholly owned subsidiaries, are members in Kansas Gaming Partners, LLC ("KGP") and Kansas Financial Partners, LLC ("KFP"), both Kansas limited liability companies. Under an option agreement granted to KGP by Camptown Greyhound Racing, Inc. ("Camptown"),

                 ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

                   YEARS ENDED JUNE 30, 1993, 1994 AND 1995
KGP has been granted the exclusive right to operate gaming devices and/or casino-type gaming at Camptown's facility if and when such gaming is permitted in Kansas. In September 1994, the Kansas Racing Commission approved a revised financing proposal submitted by Camptown that would facilitate completion of construction of a greyhound racing facility on the 320 acre site in Frontenac, Kansas. Camptown has received a $3,205,000 loan commitment which has been guaranteed by KFP. In December 1994, the Company invested $1,580,000 in KFP for its portion of the loan guarantee which was made in the form of a certificate of deposit. The Company owns 50% of the equity of KFP which is accounted for under the equity method. The Company has not guaranteed the obligations of KFP. Construction of Camptown's racing facility has been completed and the facility opened for business in May 1995. Camptown's obligation to begin to repay the loan guaranteed by KFP commenced in June 1995 with interest only payments. Principal repayment is scheduled to commence in June 1996. There can be no assurance as to the successful completion or operation of any part of this project.

  The Company is also involved in various claims and legal actions arising in the ordinary course of business. Management of the Company believes that the ultimate outcome of these matters will not have a material adverse effect on the Company's consolidated financial statements taken as a whole.

11. ACQUISITIONS

  On July 16, 1994, the Rainbow Casino located in Vicksburg, Mississippi permanently opened for business. Through a wholly-owned subsidiary, the Company originally purchased a 45% limited partnership interest in RCVP, a Mississippi limited partnership which owns the casino, all assets (including the gaming equipment) associated with the casino and certain adjacent parcels of land. As consideration for its 45% limited partnership interest, the Company paid $2,000,000 in cash and issued 600,000 shares of its common stock to RCC and its two sole shareholders. The 55% general partnership interest in RCVP was held by RCC. In connection with the completion of the casino, the Company funded a $3,250,000 advance to RCC on the same terms as RCC's financing from Hospitality Franchise Systems, Inc. ("HFS") (other than the fact that such advance is subordinate to payments due to HFS). On March 29, 1995, the Company consummated certain transactions whereby the Company acquired from RCC the controlling general partnership interest in RCVP and increased its partnership interest. In exchange for the assumption by National Gaming Mississippi, Inc. ("NGM"), a subsidiary of National Gaming Corporation, of approximately $1,140,000 of liabilities (plus a financing fee payable to HFS) related to the completion of certain incomplete elements of the project which survived the opening of the casino (for which RCC was to have been responsible, but failed to satisfy), a related $652,000 cash payment by the Company to NGM and commitments by the Company and NGM to fund additional financing required to complete the project (i) a subsidiary of the Company became the general partner and RCC became the limited partner and (ii) the respective partnership interests were adjusted. As a result of these transactions, RCVP assumed $1,304,000 of new debt of which 50% was payable to the Company. Under the adjusted partnership interests, RCC is entitled to receive 10% of the net available cash flows after debt service and other items, as defined, (which amount shall increase to 20% of cash above $35,000,000 (i.e., only on such incremental amount)), for a period of 15 years, such period being subject to one year extensions for each year in which a minimum payment of $50,000 is not made. This transaction was accounted for as an acquisition using the purchase method. Accordingly, the purchase price was allocated to assets acquired based on their estimated fair values. This treatment resulted in no cost in excess of net assets acquired (goodwill) being recognized. The Rainbow Casino's results of operations have been included in the consolidated results of operations since the date of acquisition.

                 ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

                   YEARS ENDED JUNE 30, 1993, 1994 AND 1995

  The following summarized, unaudited pro forma results of operations for the fiscal year ended June 30, 1995, assume the complete acquisition of RCVP occurred on the date the casino permanently opened for business.

                                                                        1995
                                                                      --------
     Revenues........................................................ $142,051
     Net loss........................................................  (10,862)
     Net loss per common share....................................... $  (0.96)

12. RECENT DEVELOPMENTS (UNAUDITED)

  On June 19, 1995, the Company publicly proposed a negotiated acquisition of Bally Gaming International, Inc. ("BGII") for $12.50 per share of BGII common stock. Prior to making this offer, the Company had acquired 500,000 shares of BGII stock on the open market and at June 30, 1995 held 1,000,000 shares (approximately 9.3% of BGII's total outstanding shares, based on BGII's most recent public filings) which it acquired at an average cost of approximately $10.41 per share. Under the proposed terms of the offer, approximately 60% of BGII shares not held by the Company would be acquired for cash with the remainder exchanged for shares of the Company's common stock. The offer was contingent upon satisfactory due diligence, regulatory and stockholder approval and reasonable financing. At the time the offer was made public, the Company requested expedited due diligence, subject to a confidentiality agreement. BGII had previously announced a planned merger with WMS Industries, Inc. ("WMS") which included an exclusive period for WMS to negotiate the terms of that proposed merger. WMS's exclusive negotiating period had expired several weeks before the Company's proposal was made without announcement or action on the part of BGII or WMS. On July 25, 1995, after being refused due diligence access and the announcement by BGII that a definitive agreement had been reached to merge with WMS, the Company announced its intent to make a tender offer for BGII. The tender offer was on largely the same terms as the originally proposed acquisition. On the same date, the Company announced it had filed litigation in Delaware Chancery Court requesting that the court require BGII to grant the Company due diligence access, enjoin BGII from proceeding with the WMS merger (including a provision therein requiring the sale of BGII's German operations) and declare the breakup fee provided for in the WMS merger to be invalid. The Company indicated that it would increase the price per share of BGII stock to $13.00 per share if the breakup fee was declared invalid. The tender offer was conditioned upon the Company being validly tendered a number of shares of BGII stock, which combined with its own holdings of such stock, would give the Company a majority of BGII's outstanding shares. The tender offer commenced on July 28, 1995. Subsequently, the Company announced its intention to proceed with a consent solicitation to elect a majority of independent directors to the BGII Board of Directors. On August 14, 1995, the Company, BGII and WMS jointly announced an agreement whereby the parties would hold in abeyance all activities related to pending litigation until September 1, 1995, refrain from commencing new litigation until that same date, BGII would schedule its annual shareholder meeting for consideration of the proposed WMS merger and the election of directors on October 30, 1995, and the Company would extend the expiration date of the tender offer until September 12, 1995 and refrain from soliciting proxies until September 1, 1995. On September 1, 1995, the Company disclosed that it had obtained firm financing commitments to fund the tender offer and that such commitments were not conditioned on due diligence of BGII. Accordingly, the Company extended the expiration date of its tender offer to September 29, 1995. BGII and WMS filed lawsuits against the Company alleging numerous public misrepresentations had been made by the Company with regards to the WMS-BGII agreement, the Company's tender offer and the level of cooperation of BGII's board of directors. Subsequent to filing its lawsuit against the Company, BGII adopted a poison pill provision designed to discourage the Company's acquisition efforts. In

                 ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

                   YEARS ENDED JUNE 30, 1993, 1994 AND 1995 response to the poison pill adoption, the Company announced it had increased its tender offer to $13.00 per share of BGII common stock and increased to 5,400,000 the number of BGII common shares being sought in the tender offer.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

                UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                                 JUNE 30   DEC. 31
                          A S S E T S                              1995      1995
                          -----------                            --------  --------
Current assets:
 Cash, cash equivalents and securities available for sale......  $ 37,414  $ 29,468
 Receivables, net..............................................     3,316     3,110
 Inventories...................................................       714       672
 Prepaid expenses..............................................     4,148     2,984
 Other.........................................................       517       411
                                                                 --------  --------
  Total current assets.........................................    46,109    36,645
                                                                 --------  --------
Property and equipment, net....................................    50,352    50,870
Receivables, net...............................................     5,309     4,809
Excess of costs over net assets of an acquired business, net of
 accumulated amortization of $585 and $694.....................     3,842     3,733
Intangible assets, net of accumulated amortization of $5,516
 and $5,798....................................................    12,405    11,638
Investment in minority owned subsidiary........................     1,585     1,585
Other..........................................................     6,746     7,592
                                                                 --------  --------
    Total assets...............................................  $126,348  $116,872
                                                                 ========  ========
                  L I A B I L I T I E S A N D
             S T O C K H O L D E R S' E Q U I T Y
             ------------------------------------
Current liabilities:
 Current maturities of long-term debt..........................  $  3,995  $  4,054
 Accounts payable..............................................     1,758     2,295
 Accrued expenses, including due to related parties of $931 and
  $23..........................................................     8,610    10,187
                                                                 --------  --------
  Total current liabilities....................................    14,363    16,536
Long-term debt, less current maturities........................    97,402    96,052
Other liabilities..............................................     3,955     4,082
                                                                 --------  --------
  Total liabilities............................................   115,720   116,670
                                                                 --------  --------
Minority interest..............................................       643       919
Stockholders' equity (deficiency):
 Common stock, $0.10 par value; authorized 175,000,000 shares;
  issued and outstanding 11,654,150 and 12,987,483.............     1,165     1,298
 Special stock, $0.10 par value; authorized 10,000,000 shares;
  issued and outstanding 1,333,333 and 0.......................       133       --
 Paid-in capital...............................................    32,134    32,134
 Unrealized loss on securities available for sale, net.........      (316)   (1,587)
 Accumulated deficit...........................................   (23,131)  (32,562)
                                                                 --------  --------
  Total stockholders' equity (deficiency)......................     9,985      (717)
                                                                 --------  --------
    Total liabilities and stockholders' equity (deficiency)....  $126,348  $116,872
                                                                 ========  ========

      See notes to unaudited condensed consolidated financial statements.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                  SIX MONTHS ENDED DECEMBER 31, 1994 AND 1995
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               1994     1995
                                                              -------  -------
REVENUES:
 Gaming
  Routes..................................................... $52,511  $52,621
  Casino and taverns.........................................   7,861   21,679
 Food and beverage sales.....................................   1,950    1,923
 Net equipment sales.........................................      16        6
                                                              -------  -------
                                                               62,338   76,229
                                                              -------  -------
COSTS AND EXPENSES:
 Cost of gaming:
  Routes.....................................................  39,214   40,361
  Casinos and taverns........................................   4,653    9,887
 Cost of food and beverage...................................   1,414    1,426
 Cost of equipment sales.....................................       9        1
 Selling, general and administrative.........................   6,486    9,398
 Business development expenses...............................   3,508   10,737
 Corporate expenses..........................................   4,302    3,037
 Depreciation and amortization...............................   4,613    4,906
                                                              -------  -------
                                                               64,199   79,753
                                                              -------  -------
Operating loss...............................................  (1,861)  (3,524)
Other income (expense):
 Interest income.............................................   1,504      818
 Interest expense............................................  (3,915)  (4,288)
 Minority share of income....................................    (169)    (276)
 Other, net..................................................    (286)  (1,373)
                                                              -------  -------
Loss before income taxes.....................................  (4,727)  (8,643)
Income tax expense...........................................    (290)    (788)
                                                              -------  -------
Net loss..................................................... $(5,017) $(9,431)
                                                              =======  =======
Loss per share of common stock............................... $  (.45) $  (.79)
                                                              =======  =======
Weighted average common shares outstanding...................  11,101   11,879
                                                              =======  =======

      See notes to unaudited condensed consolidated financial statements.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                  SIX MONTHS ENDED DECEMBER 31, 1994 AND 1995
                                 (IN THOUSANDS)

                                                              1994      1995
                                                            --------  --------
Cash flows from operating activities:
 Net loss.................................................. $ (5,017) $ (9,431)
 Adjustments to reconcile net loss to net cash provided by
  operating activities:
  Depreciation and amortization............................    4,613     4,906
  Loss on sale of property and equipment...................      560       240
  Write off of other assets................................      361       201
  Provision for losses on receivables......................      261        20
  Amortization of debt discounts...........................      179       118
  Equity in losses of affiliate............................      405        --
  Deferred income tax provision............................       --       655
 Net change in operating assets and liabilities:
 Decrease in:
  Inventories..............................................       28        12
  Prepaid expenses.........................................    1,577     1,163
  Refundable income taxes..................................       --       312
  Other assets.............................................      615       143
 Increase (decrease) in:
  Accounts and slot contracts payable......................      101       537
  Accrued expenses.........................................   (1,333)    1,577
  Minority interests.......................................      168       276
  Other liabilities........................................     (424)     (223)
                                                            --------  --------
   Net cash provided by operating activities:               $  2,094  $    506
                                                            --------  --------
Cash flows from investing activities:
 Additions to property and equipment.......................   (2,905)   (5,004)
 Proceeds from sale of property and equipment..............      265     2,218
 Additions to receivables..................................  (12,303)   (6,296)
 Cash collections on receivables...........................    9,272     6,564
 Investment in subsidiary..................................   (1,580)       --
 Proceeds from sale (purchase of) of securities available
  for sale.................................................     (133)    8,015
 Additions to intangible assets............................     (162)     (420)
 Additions to other long-term assets.......................   (1,959)   (2,179)
                                                            --------  --------
   Net cash provided by (used in) investing activities.....   (9,505)    2,898
                                                            --------  --------
Cash flows from financing activities:
 Reduction of long-term debt...............................   (1,594)   (2,091)
 Proceeds from long-term debt..............................       --       682
 Issuance of stock.........................................      109        --
                                                            --------  --------
   Net cash used in financing activities...................   (1,485)   (1,409)
                                                            --------  --------
Cash and cash equivalents:
 (Decrease) increase for period............................   (8,896)    1,995
 Balance, beginning of period..............................   37,085    13,734
                                                            --------  --------
   Balance, end of period.................................. $ 28,189  $ 15,729
                                                            ========  ========

      See notes to unaudited condensed consolidated financial statements.

                 ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                  SIX MONTHS ENDED DECEMBER 31, 1994 AND 1995

1. ADJUSTMENTS FOR FAIR PRESENTATION

  In the opinion of management, the accompanying unaudited interim financial statements contain all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial condition, results of operations and cash flows of the Company for the respective periods presented. The results of operations for an interim period are not necessarily indicative of the results to be expected for a full year.

  Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that the accompanying condensed consolidated financial statements be read in conjunction with the financial statements and notes in the Company's annual report on Form 10-K. All intercompany accounts and transactions have been eliminated in consolidation.

2. RECLASSIFICATIONS

  Certain reclassifications have been made to prior period financial statements to conform with current period presentations.

3. RECEIVABLES

  The Company's gaming route operations from time to time involve making loans to location operators in order to participate in revenues over extended periods of time. These loans, generally made for buildouts, tenant improvements and initial operating expenses, are generally guaranteed on a full recourse basis by the location owner and are secured by the assets of the location. The majority of the loans are interest bearing and are expected to be repaid over a period of time not to exceed the life of the related revenue sharing agreement. The loans have varying payment terms requiring either weekly or monthly payments. Annual interest rates on the loans range from prime plus 1.5% to stated rates of 12% with various maturity dates ranging through 2007. The loans are expected to be repaid from the locations' cash flows or proceeds from the sale of the leaseholds.

  Receivables consist of the following:

                                                               JUNE 30  DEC. 31
                                                                1995     1995
                                                               -------  -------
                                                               (IN THOUSANDS)
   Notes receivable-location operators........................ $ 7,760  $ 7,764
   Other receivables..........................................     865      155
                                                               -------  -------
                                                                 8,625    7,919
   Less current amounts.......................................  (3,316)  (3,110)
                                                               -------  -------
   Long-term receivables, excluding current amounts........... $ 5,309  $ 4,809
                                                               =======  =======

  Receivables are presented net of an allowance for doubtful accounts of approximately $1,659,000 and $1,435,000 as of June 30, 1995 and December 31, 1995, respectively. The allowance is allocated between current and long-term receivables on a pro rata basis related to notes receivable from location operators.

                 ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

                  SIX MONTHS ENDED DECEMBER 31, 1994 AND 1995

4. DEBT

  Long-term debt at June 30, 1995 and December 31, 1995 consists of the following:

                                                               JUNE 30   DEC 31
                                                                 1995     1995
                                                               -------- --------
                                                                (IN THOUSANDS)
   Convertible subordinated debentures due 2003, 7.5%........    85,000   85,000
   Due to stockholder due 1998, 200 basis points over the
    London Inter Bank offer rate (current rate 7.97%), net of
    discount of $747,619 and $629,573........................     3,309    2,797
   Hospitality Franchise Systems due 2001, 7.5%..............     9,065    8,476
   National Gaming Mississippi due 2002, 10.0%                      631    1,224
   Other debt................................................     3,392    2,609
                                                               -------- --------
                                                                101,397  100,106
   Less current maturities...................................     3,995    4,054
                                                               -------- --------
   Long-term debt, less current maturities...................  $ 97,402 $ 96,052
                                                               ======== ========

  Accrued interest of approximately $1,991,000 (June 30) and $1,973,000 (December 31) is included in accrued expenses in the unaudited condensed consolidated balance sheets. Amounts due to stockholder include amounts owed to affiliates of Alfred H. Wilms, the Company's largest stockholder and a member of the Board of Directors of the Company, relating to funding of the Company's majority-controlled subsidiary, Video Services, Inc.'s ("VSI") gaming device route operations.

5. INCOME TAXES

  The Company accounts for income taxes in accordance with the provisions of Financial Accounting Standard No. 109 Accounting for Income Taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Due to losses and the lack of available carrybacks, the Company recognized no federal income tax expense or benefit for the six month period ended December 31, 1994 and 1995 other than the tax effects of changes in the unrealized gains (losses) on securities available for sale. At December 31, 1995, the Company had estimated net operating loss carryforwards for federal income tax purposes of approximately $35,000,000 which are available to offset future federal taxable income, if any, expiring 2007 through 2009. The deferred tax asset related to the net operating losses has been fully reserved.

                 ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

                  SIX MONTHS ENDED DECEMBER 31, 1994 AND 1995

6. INTANGIBLE ASSETS

  Intangible Assets includes $4,272,000, net of $1,232,000 of accumulated amortization, for costs related to the commissions, discounts and other issuance costs of the Company's private placement of $85,000,000 aggregate principal amount of 7.5% Convertible Subordinated Debentures due 2003. Such costs are being amortized on a straight line basis over the term of the debentures.

6. INVESTMENT IN MINORITY OWNED SUBSIDIARY

  The Company and Casino Magic Corporation, through wholly owned subsidiaries, are members in Kansas Gaming Partners, L.L.C. ("KGP") and Kansas Financial Partners, L.L.C. ("KFP"), both Kansas limited liability companies. Under an option agreement (the "option agreement") granted to KGP by Camptown Greyhound Racing, Inc. ("Camptown") and The Racing Association of Kansas-Southeast ("TRAK Southeast"), KGP has been granted the exclusive right, which right expires on September 13, 2013, to operate gaming devices and/or casino-type gaming at Camptown's racing facility in Frontenac, Kansas if and when such gaming is permitted in Kansas. In December 1994, Camptown received a $3,205,000 loan from Boatmen's Bank which was guaranteed by KFP. The Company and Casino Magic Corporation each invested $1,580,000 in KFP which was used to purchase a certificate of deposit to collateralize its guaranty. Construction of Camptown's racing facility has been completed and the facility opened for business in May 1995. The racing facility was temporarily closed on November 5, 1995 due to poor financial results. Camptown filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in January 1996 and has stated an intention to reopen for business following bankruptcy reorganization. Boatmen's Bank demanded payment of the Camptown loan from KFP under the terms of the guaranty. KFP paid the loan and Boatmen's Bank returned KFP's certificate of deposit and KFP assumed Boatmen's Bank's position in the loan to Camptown which is secured by a second mortgage on Camptown's greyhound racing facility in Frontenac, Kansas. TRAK Southeast and Camptown continue to be bound by the Option Agreement. KFP intends to vigorously pursue all of its rights and remedies which may include, among other things, seeking authority from the bankruptcy court to commence a foreclosure action. In the case of a foreclosure action, KFP would be required to assume or pay the existing first mortgage of approximately $2,000,000 if KFP becomes the purchaser at any such sale. The Company intends to continue to monitor its investment in KFP. While the Company is encouraged by the positive movement in Kansas towards considering legislation that would legalize the operation of gaming devices at pari-mutuel track locations, there can be no assurance as to Camptown's ability to maintain its license at the location, or any successful completion or operation of any part of this project.

7. CASH, CASH EQUIVALENTS AND SECURITIES AVAILABLE FOR SALE

  For balance sheet presentation the following account balances have been combined at December 31, 1995:

                                                                  (IN THOUSANDS)
   Cash and cash equivalents.....................................    $15,729
   Securities available for sale.................................     13,739
                                                                     -------
   Total.........................................................    $29,468
                                                                     =======

                 ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

                  SIX MONTHS ENDED DECEMBER 31, 1994 AND 1995

  As of December 31, 1995, unrealized losses for securities available for sale was $1,587,000 net of the tax effect of $817,000 and is included as a component of stockholder's equity.

8. INTANGIBLE ASSETS

  Intangible Assets includes $4,272,000 net of $1,232,000 of accumulated amortization, for costs related to the commissions, discounts and other issuance costs of the Company's private placement of $85,000,000 aggregate principal amount of 7.5% Convertible Subordinated Debentures due 2003. Such costs are being amortized on a straight line basis over the term of the debentures.

9. PROPOSED BGII MERGER TRANSACTION

  On October 18, 1995, the Company and Bally Gaming International, Inc. ("BGII") entered into a definitive merger agreement ("Merger") under which the outstanding shares of BGII common stock would each be exchanged for $13 in cash and shares of the Company's common stock.

  On January 22, 1996, the parties reached an agreement to amend the terms of the Merger. Under the amended agreement, each share of BGII common stock outstanding (10,799,501 as of September 30, 1995 less the 1,000,000 shares already owned by the Company) will receive $7.83 per share in cash, $3.57 per share in the Company's Series B Special Stock which is a Pay-in-Kind
  (PIK) preferred stock, and $0.30 per share of the Company's common stock totaling $11.70 per share of BGII common stock. The PIK preferred stock has an eight-year maturity and has a dividend rate of 15% as follows: PIK at 15% for the first five years; 8% PIK and 7% cash for years six and seven; and 15% cash in the eighth year of the term. All shares of Series B Special Stock are mandatorily redeemable by the eighth anniversary of the date of initial issuance. If the Company fails to redeem such shares by that date, then the number of directors constituting the Company's Board will be increased by two and the holders of the shares of Series B Special Stock will have the right to elect no more than two directors total to the Company's Board. The holders of Series B Special Stock will have no other remedies upon such failure to redeem the outstanding shares of Series B Special Stock by such date. Other than as described herein, the holders of shares of Series B Special Stock have no other voting rights except as stated by law. The Company intends to seek to have the Series B Special Stock quoted on NASDAQ. The aggregate amount of cash is unchanged from the previous agreement.

  The transaction is subject to approval by shareholders, obtaining customary regulatory approvals, the securing of $150,000,000 in permanent financing by the Company including $15,000,000 through a registered public offering of the Series B Special Stock, and certain other conditions. The Merger is expected to occur in late April 1996.

10. LEGAL PROCEEDINGS

  In June 1995, Bally Entertainment Corporation ("BEC") asserted that a certain agreement between BEC and BGII (the "Noncompete Agreement") prohibits the use of the trade name "Bally" if it is merged with a company that is in the casino business within or without the United States and operates such business prior to January 8, 1996. BGII believes such claim is entirely without merit since the restriction referred to expires on January 8, 1996 and in any event does not relate to the use of the "Bally" trade name, which is covered by the License Agreement. The restriction in the Noncompete Agreement will not have any impact on the combined company after the Merger since the effective time of the Merger contemplates a closing of the Merger after the restriction in the Noncompete Agreement lapses. BEC has not reasserted this position since it was informed by BGII in July 1995 that the restriction lapses on January 8, 1996. Consequently, BGII believes BEC has determined not to contest with BGII's position.

                 ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

                  SIX MONTHS ENDED DECEMBER 31, 1994 AND 1995

10. LEGAL PROCEEDINGS (CONTINUED)

  BEC has also asserted that its permission is required for use of the "Bally" trade name by any entity other than BGII and that a merger between BGII and another company would violate the terms of the License Agreement. BGII has denied these claims and believes that the surviving company in a merger will be permitted to use the "Bally" trade name in accordance with the terms of such License Agreement. BGII believes that no breach of such License Agreement is caused by the Merger and the use of the "Bally" trade name by the surviving corporation. In a letter dated November 9, 1995, BEC reasserted its position. On November 20, 1995 the Company, the Company's Merger Subsidiary, and BGII commenced an action against BEC in Federal District Court in Delaware seeking a declaratory judgment, among other things, that the surviving company in the Merger will be permitted to use the "Bally" trade name in accordance with the terms of the License Agreement, and seeking injunctive relief (the "Alliance Action"). On November 28, 1995, BEC commenced an action against BGII, Bally Gaming (a BGII subsidiary), the Company, and the Company's Merger Subsidiary in Federal District Court in New Jersey to enjoin the defendants from using the "Bally" trade name (the "BEC Action"). The BEC Action alleges that BGII's continued use of the trade name after the Merger will (1) constitute a prohibited assignment of BGII's rights to use the trade name and (2) exceed the scope of the license granted to BGII because BGII will be under control of the Company. Also on November 28, 1995, BEC filed a motion to dismiss, transfer to New Jersey, or stay the Alliance Action pending resolution of the BEC Action. BGII, Bally Gaming, the Company, and the Company's Merger Subsidiary intend to vigorously defend their position in these actions. However, there can be no assurance that BEC will not be successful in its action to prohibit the surviving corporation in the Merger from using the "Bally" trade name. The loss of the "Bally" trade name may have a material adverse effect on the gaming machine operations of the surviving corporation in the Merger.

11. INITIAL SERIES SPECIAL STOCK

  In September 1993, Kirkland-Ft. Worth Investment Partners, L.P. ("Kirkland") invested $5,000,000 in the Company in exchange for 1,333,333 shares of the Company's Non-Voting Junior Convertible Special Stock, which are convertible on a share for share basis into shares of the Company's Common Stock, and warrants to purchase up to 2,750,000 shares of common stock subject to certain conditions. In December 1995, Kirkland elected to convert the entire 1,333,333 shares of Special Stock into shares of the Company's Common Stock.

                   [THIS PAGE INTENTIONALLY LEFT BLANK]

                    REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors Bally Gaming International, Inc.

  We have audited the accompanying consolidated balance sheets of Bally Gaming International, Inc. as of December 31, 1995 and 1994 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bally Gaming International, Inc. as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          Coopers & Lybrand L.L.P.

Las Vegas, Nevada
February 13, 1996

                        BALLY GAMING INTERNATIONAL, INC.

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                               DECEMBER 31,
                                                             ------------------
                          ASSETS                               1994      1995
                          ------                             --------  --------
Current assets:
 Cash and cash equivalents.................................  $  9,204  $  5,526
 Accounts and notes receivable, net of allowance for
  doubtful accounts
  of $12,282 and $16,281...................................    84,632    87,176
 Inventories, net:
  Raw materials and work-in-process........................    21,082    16,066
  Finished goods...........................................    28,377    35,525
                                                             --------  --------
                                                               49,459    51,591
 Other current assets......................................     5,074     3,983
                                                             --------  --------
   Total current assets....................................   148,369   148,276
Long-term notes receivable, net of allowance for doubtful
 accounts of
 $8,198 and $7,869.........................................     5,558     9,981
Property, plant and equipment, at cost:
 Land......................................................     1,357     1,357
 Buildings and leasehold improvements......................    19,262    19,871
 Machinery and equipment...................................    26,636    30,328
 Furniture, fixtures and equipment.........................     6,075     6,162
 Less accumulated depreciation.............................   (28,972)  (34,474)
                                                             --------  --------
   Property, plant and equipment, net......................    24,358    23,244
Intangible assets, less accumulated amortization of $12,609
 and $13,720...............................................    11,410    10,814
Other assets...............................................     2,547     2,001
                                                             --------  --------
                                                             $192,242  $194,316
                                                             ========  ========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable..........................................  $ 19,272  $ 18,556
 Accrued liabilities and other payables:
  Compensation and benefit related liabilities.............     5,962     5,608
  Other....................................................    11,363    11,798
                                                             --------  --------
                                                               17,325    17,406
 Current maturities of long-term debt......................    16,000    14,957
                                                             --------  --------
   Total current liabilities...............................    52,597    50,919
10 3/8% Senior Secured Notes due 1998, net of unamortized
 discount of $458 and $344.................................    39,542    39,656
Other long-term debt, less current maturities..............    14,220    15,331
Commitments and contingencies
Stockholders' equity:
 Preferred stock; $.01 par value; 5,000,000 shares
  authorized, none issued..................................       --        --
 Common stock; $.01 par value; 30,000,000 shares
  authorized,
  10,749,501 and 10,799,501 issued and outstanding.........       107       108
 Additional paid-in-capital................................    67,758    68,345
 Retained earnings.........................................     5,235     1,842
 Cumulative translation adjustments........................    13,560    18,662
 Unearned compensation.....................................      (777)     (547)
                                                             --------  --------
   Total stockholders' equity..............................    85,883    88,410
                                                             --------  --------
                                                             $192,242  $194,316
                                                             ========  ========

                          See accompanying notes.

                        BALLY GAMING INTERNATIONAL, INC.

                   CONSOLIDATED STATEMENTS OF OPERATIONS

                                                    YEAR ENDED DECEMBER 31,
                                                   ---------------------------
                                                     1993      1994     1995
                                                   --------  -------- --------
                                                   (IN THOUSANDS, EXCEPT PER
                                                          SHARE DATA)
Revenues:
 Sales............................................ $164,571  $231,318 $244,471
 Other............................................    4,136     4,874    4,841
                                                   --------  -------- --------
                                                    168,707   236,192  249,312
                                                   --------  -------- --------
Costs and expenses:
 Cost of sales....................................  121,710   157,059  163,131
 Selling, general and administrative..............   57,357    59,989   65,289
 Provision for doubtful receivables...............    8,176     5,763    6,712
 Unusual charges..................................      --        --     5,816
                                                   --------  -------- --------
                                                    187,243   222,811  240,948
                                                   --------  -------- --------
Operating income (loss)...........................  (18,536)   13,381    8,364
Interest expense..................................    4,424     6,768    6,853
                                                   --------  -------- --------
Income (loss) before income taxes and extraordi-
 nary gain........................................  (22,960)    6,613    1,511
Provision for income taxes........................    4,242     2,820    4,904
                                                   --------  -------- --------
Income (loss) before extraordinary gain...........  (27,202)    3,793   (3,393)
Extraordinary gain on early extinguishment of         3,759       --       --
 debt............................................. --------  -------- --------
Net income (loss)................................. $(23,443) $  3,793 $ (3,393)
                                                   ========  ======== ========
Net income (loss) per common share:
 Income (loss) before extraordinary gain.......... $  (2.54) $   0.35 $  (0.31)
 Extraordinary gain on early extinguishment of         0.35       --       --
  debt............................................ --------  -------- --------
 Net income (loss)................................ $  (2.19) $   0.35 $  (0.31)
                                                   ========  ======== ========
Weighted average number of common shares and com-
 mon stock                                           10,685    10,727   10,776
 equivalents outstanding.......................... ========  ======== ========

                          See accompanying notes.

                        BALLY GAMING INTERNATIONAL, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                         (DOLLAR AMOUNTS IN THOUSANDS)

                                ADDITIONAL           CUMULATIVE                   TOTAL
                         COMMON  PAID-IN-  RETAINED  TRANSLATION   UNEARNED   STOCKHOLDERS'
                         STOCK   CAPITAL   EARNINGS  ADJUSTMENTS COMPENSATION    EQUITY
                         ------ ---------- --------  ----------- ------------ -------------
Balance at December 31,
 1992...................  $106   $65,757   $24,885     $11,662     $(1,133)     $101,277
 Net loss...............    --        --   (23,443)         --          --       (23,443)
 Issuance of restricted
  Company common stock
  award.................     1     1,149        --          --      (1,150)          --
 Exercise of warrants...    --        30        --          --          --            30
 Amortization of un-
  earned compensation...    --        --        --          --         951           951
 Foreign currency trans-
  lation
  adjustment............    --        --        --      (4,536)         --        (4,536)
 Issuance of stock war-
  rants.................    --       600        --          --          --           600
                          ----   -------   -------     -------     -------      --------
Balance at December 31,
 1993...................   107    67,536     1,442       7,126      (1,332)       74,879
 Net income.............    --        --     3,793          --          --         3,793
 Amortization of un-
  earned compensation...    --        --        --          --         555           555
 Foreign currency trans-
  lation adjustment.....    --        --        --       6,434          --         6,434
 Issuance of Company
  common stock
  under compensation
  agreement.............    --       222        --          --          --           222
                          ----   -------   -------     -------     -------      --------
Balance at December 31,
 1994...................   107    67,758     5,235      13,560        (777)       85,883
                          ----   -------   -------     -------     -------      --------
 Net loss...............    --        --    (3,393)         --          --        (3,393)
 Exercise of stock op-
  tions.................     1       587        --          --          --           588
 Amortization of un-
  earned compensation...    --        --        --          --         230           230
 Foreign currency trans-
  lation adjustment.....    --        --        --       5,102          --         5,102
                          ----   -------   -------     -------     -------      --------
Balance at December 31,
 1995...................  $108   $68,345   $ 1,842     $18,662     $  (547)     $ 88,410
                          ====   =======   =======     =======     =======      ========
SHARE AMOUNTS (IN                                                             COMMON STOCK
THOUSANDS)                                                                       ISSUED
-----------------                                                             -------------
Balance at December 31,
 1992...................                                                          10,623
 Issuance of restricted
  Company common stock
  award.................                                                             100
 Exercise of warrants...                                                               2
                                                                                --------
Balance at December 31,
 1993...................                                                          10,725
 Issuance of Company
  common stock
  under compensation
  agreement.............                                                              25
                                                                                --------
Balance at December 31,
 1994...................                                                          10,750
 Exercise of stock
  options...............                                                              50
                                                                                --------
Balance at December 31,
 1995...................                                                          10,800
                                                                                ========

                            See accompanying notes.

                        BALLY GAMING INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                    YEAR ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1993      1994      1995
                                                   ---------  -------  --------
Cash flows from operating activities:
Net income (loss)................................  $ (23,443) $ 3,793  $ (3,393)
 Adjustments to reconcile net income (loss) to
  cash provided by (used in) operating
  activities:
  Extraordinary gain on early extinguishment of
   debt..........................................     (3,759)      --        --
  Depreciation and amortization..................      8,103    8,271     8,953
  Deferred income taxes..........................        163     (296)     (778)
  Provision for doubtful receivables.............      8,176    5,763     6,712
  Provision for writedown of building to be sold.         --       --       812
  Provision for inventory valuation..............      6,156    2,230     1,955
  (Gain) loss on disposals of property, plant and
   equipment.....................................         64      (83)       48
  Changes in operating assets and liabilities:
   Accounts and notes receivable.................    (17,648) (15,823)  (10,304)
   Inventories...................................    (15,077)  (3,889)   (2,167)
   Other current assets..........................     (1,534)    (713)    1,279
   Accounts payable and accrued liabilities......      9,717    2,730       578
 Other, net......................................       (466)    (759)      100
                                                   ---------  -------  --------
   Cash provided by (used in) operating              (29,548)   1,224     3,795
    activities...................................  ---------  -------  --------
Cash flows from investing activities:
 Net assets of distribution business acquired....     (8,382)      --        --
 Purchases of property, plant and equipment......     (6,467)  (9,537)   (8,240)
 Proceeds from disposals of property, plant and
  equipment......................................      1,091    1,749     1,757
 Other...........................................        351    1,397       250
                                                   ---------  -------  --------
   Cash used in investing activities.............    (13,407)  (6,391)   (6,233)
                                                   ---------  -------  --------
Cash flows from financing activities:
Proceeds from issuance of Senior Secured Notes
 and Common Stock Warrants.......................     40,000       --        --
Net change in lines of credit....................     28,711   21,423       359
Repayments of long-term debt.....................    (29,761) (13,192)   (2,908)
Exercise of stock warrants and stock options.....         30       --       588
                                                   ---------  -------  --------
   Cash provided by financing activities.........     38,980    8,231    (1,961)
Effect of exchange rate changes on cash..........       (389)     704       721
                                                   ---------  -------  --------
Increase (decrease) in cash and cash equivalents.     (4,364)   3,768    (3,678)
Cash and cash equivalents, beginning of year.....      9,800    5,436     9,204
                                                   ---------  -------  --------
Cash and cash equivalents, end of year...........  $   5,436  $ 9,204  $  5,526
                                                   =========  =======  ========
Supplemental cash flows information:
 Operating activities include cash payments for
  interest and income taxes as follows:
  Interest paid..................................  $   2,910  $ 5,972  $  6,888
  Income taxes paid, net of refunds..............      6,454    4,020     1,801
 Investing activities exclude the following non-
  cash activities:
  Exchange of income tax receivable for
   intangible assets and equipment...............      1,969       --        --
  Long-term note received from sale of assets....         --      517        --
 Financing activities exclude the following non-
  cash activities:
  Issuance of restricted stock awards............      1,150       --        --
  Issuance of Company common stock under
   compensation agreement........................         --      222        --
  Issuance of note payable for license agreement.         --    1,465        --

                            See accompanying notes.

                       BALLY GAMING INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)

BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

  Bally Gaming International, Inc. (the "Company") was formed in August 1991 by Bally Entertainment Corporation ("BEC") to consolidate the gaming machine manufacturing and distribution operations of BEC. These operations are conducted in Germany under the name Bally Wulff ("Wulff") and in the United States under the name Bally Gaming ("Gaming") and Bally Systems ("Systems"). Wulff designs, manufactures (through the Company's wholly-owned subsidiary "Automaten") and distributes (through the Company's wholly-owned subsidiary "Vertriebs") wall-mounted, coin-operated, armless gaming devices similar to slot machines known as wall machines and also distributes recreational and amusement machines manufactured by third parties. Gaming designs, manufactures and distributes electronic slot machines and video gaming machines. Systems designs, assembles and sells computerized monitoring systems for slot and video gaming machines. In three transactions dated November 1991, July 1992 and September 1993, BEC divested substantially all its interests in the Company.

  Certain reclassifications have been made to prior years' financial statements to conform with the 1995 presentation.

  Hereafter, references to the Company are to the consolidated operations of Wulff, Gaming and Systems including the predecessor operations.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of consolidation

  The consolidated financial statements include the accounts of the Company and all subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

 Cash equivalents

  Cash equivalents consist of highly liquid investments with original maturities of three months or less which are readily convertible into cash.

 Inventories

  Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market. Cost elements included for work-in-process and finished goods include raw materials, freight, direct labor and manufacturing overhead.

 Property, plant and equipment

  Depreciation is provided by using the straight-line method over the estimated economic lives of the related assets and the terms of the applicable leases for leasehold improvements, which range from 3 to 30 years.

  Significant replacements and improvements are capitalized; other maintenance and repairs are expensed. The cost and accumulated depreciation of assets retired or otherwise disposed of are eliminated from the accounts and any resulting gain or loss is credited or charged to income as appropriate.

 Intangible and other assets

  Intangible assets include the cost in excess of net assets of acquired businesses, which are being amortized using the straight-line method over periods ranging up to 40 years from dates of acquisition.

                       BALLY GAMING INTERNATIONAL, INC.

        (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)

  In July 1992, the Company reached an agreement for an exclusive license until December 31, 2005, subject to extension, of a patent relating to the use of credit cards in gaming machines, and acquired 1% of the stock of Scotch Twist, Inc., a private company which granted this license, in exchange for the issuance of 100,001 shares of the Company's Common Stock. The licensing agreement requires the Company to commit $1.2 million in research and development costs related to the patent, plus any costs related to obtaining required regulatory approvals and licenses. As of December 31, 1995 approximately $1 million has been spent relative to this commitment.

  In July 1992 and again in March 1995, the Company and BEC amended a trademark license agreement ("License Agreement") pursuant to which the Company licensed the use of the name "Bally" for its use in the gaming machine business worldwide. Prior to 1995, the trademark licensing rights were being amortized using the straight-line method over a 20 year period. Pursuant to the terms of the March 1995 amendment, the Company reduced the remaining amortization period to five years effective March 31, 1995, resulting in an increase in amortization expense of approximately $315,000 for the year ended December 31, 1995.

  In January 1993, as part of an amendment to an intercorporate agreement between the Company and BEC, a long-term income tax receivable from BEC of $1,971,000 was exchanged for certain assets owned by BEC but managed by the Company, a reduction in the period from six years to three years of certain non-competition restrictions previously imposed on the Company by BEC and the settlement of certain other intercompany service arrangements with BEC. This transaction resulted in an increase to intangible assets of approximately $1,515,000 which is being amortized over a 6 year period.

  In June 1994, the Company acquired a paid up license for use of a patent on slot machines manufactured or sold during the life of the patent. The owner of the patent had recently filed an infringement action against various casinos in Atlantic City alleging infringement of a certain patent by these casino companies. As a result of the agreement, the casino operator defendants will be released from any claims relating to the past and future use of certain gaming machines manufactured by the Company. The Company agreed to pay $2 million over a 5 year period, without interest, for the paid up license. The asset is fully amortized as of December 31, 1995.

  The carrying value of intangible assets is periodically reviewed by management and impairment losses, if any, are recognized when the expected non-discounted future operating cash flows derived from such intangible assets is less than their carrying value. In 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121") was issued which will be effective for the Company's year ended December 31, 1996. This statement requires that long-lived assets and certain identifiable intangible assets to be held and used be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Management believes that if SFAS No. 121 had been early adopted at December 31, 1995, it would not have had a material effect on the financial position, results of operations or cash flows of the Company.

 Income taxes

  Taxes on income of Wulff are provided at the tax rates applicable to the tax jurisdictions in Germany, as Wulff files separate foreign income tax returns. German withholding taxes and related United States federal income taxes are provided on Wulff earnings.

 Revenue recognition

  The Company sells products on normal credit terms (90 days or less), over longer term installments of up to 36 months or more or through payments from the net winnings of the machines until the purchase price is paid.

                       BALLY GAMING INTERNATIONAL, INC.

        (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)
Revenue from sales of gaming machines and recreational and amusement equipment is normally recognized at the time products are shipped and title has passed to the customer. Revenue from sales of software included in computerized management systems is recognized at the time the systems are accepted by the customer, which normally coincides with installation of the equipment. Revenue from sales of hardware included in computerized management systems is recognized at the time the product is shipped.

 Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Foreign currency translation

  The functional currency of Wulff is the Deutsche Mark. Assets and liabilities of Wulff are translated at the rate of exchange at the end of the period, and the statements of operations are translated at the average rate of exchange for the period. Translation adjustments are reflected as a separate component of stockholder's equity. Gains and losses on foreign currency transactions are included in net income.

 Research and development

  The Company expenses product research and development costs as incurred. Research and development costs for the years ended December 31, 1993, 1994 and 1995 were $7.8 million, $8.7 million and $9.2 million, respectively.

 Stock-based employee compensation awards

  The Company accounts for its stock-based employee compensation awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, because the exercise price of the Company's employee stock options and stock performance rights equals the market price on date of grant, no compensation expense is recognized.

  In 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Awards of Stock-Based Compensation to Employees" ("SFAS No. 123") was issued which will be effective for the Company's year ended December 31, 1996. SFAS No. 123 provides alternative accounting treatment to APB No. 25 with respect to stock-based compensation and requires certain additional disclosures, including disclosures if the Company elects not to adopt the accounting requirements of SFAS No. 123. At this point, the Company does not anticipate adopting the accounting requirements of SFAS No. 123 and therefore in future years would expect to provide the required additional disclosures in the footnotes to the consolidated financial statements.

 Net income (loss) per common share

  Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock and common stock equivalents outstanding totaling 10,685,054, 10,726,556 and 10,775,699 for the years ended December 31, 1993, 1994 and 1995.

                       BALLY GAMING INTERNATIONAL, INC.

        (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)

  Common stock equivalents were not included in the computation of earnings
(loss) per common share as their effect would have been antidilutive or immaterial.

MERGER AGREEMENT, TENDER OFFER AND RELATED LITIGATION

  On October 17, 1995, the Board of Directors of the Company approved an Agreement and Plan of Merger with Alliance Gaming Corporation ("Alliance") which was subsequently amended as of January 23, 1996 ("Merger Agreement"). Pursuant to the Merger Agreement, the Company will merge with a subsidiary of Alliance ("Alliance Merger Subsidiary") with the Company being the surviving corporation and becoming a wholly-owned subsidiary of Alliance ("Alliance Merger"). The Merger Agreement provides that the Company's stockholders will have the right to receive, in exchange for each of their issued and outstanding shares of the Company's common stock (i) an amount of cash determined by dividing $76,700,000 by the number of shares of the Company's common stock outstanding immediately prior to the effective time of the Merger (other than shares which are held by the Company, Alliance or their respective subsidiaries) ("Converted Shares"), (ii) a fraction of a share of common stock, $.10 par value, of Alliance ("Alliance Common Stock") having a value determined in accordance with the Merger Agreement of $.30 (the "Common Stock Consideration") and (iii) that number of shares (or fractions thereof) of 15% Non-Voting Junior Special Stock, Series B, $.10 par value, of Alliance (the "Series B Special Stock") having a value determined in accordance with the Merger Agreement equal to $11.40 less the cash consideration described in clause (i) above. The obligations of Alliance and the Company to consummate the Alliance Merger are subject to various conditions, including obtaining requisite stockholder and regulatory approvals and Alliance's obtaining $150 million in financing on commercially reasonable terms, at least two-thirds of which must be in the form of bank debt, other debt having a term of at least four years or equity. In conjunction with the Merger Agreement, Alliance terminated its unsolicited tender offer and consent solicitation and withdrew its litigation against the Company and the Company withdrew its litigation against Alliance.

BUSINESS SEGMENT

  The business of the Company is conducted in one industry segment: the design, manufacture and distribution of gaming machines, computerized monitoring systems and recreational and amusement equipment. All of Wulff's sales are to customers outside the United States while Gaming and Systems sell to domestic and foreign customers. See "Commitments and Contingencies."

                       BALLY GAMING INTERNATIONAL, INC.

        (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)

  The Company has operations based in Germany and the United States. The table below presents information as to the Company's operations by geographic region.

                                                    YEARS ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1993      1994      1995
                                                   --------  --------  --------
   Revenues:
     Germany...................................... $112,601  $111,068  $130,655
     United States................................   60,533   131,228   129,140
     Eliminations.................................   (4,427)   (6,104)  (10,483)
                                                   --------  --------  --------
     Consolidated................................. $168,707  $236,192  $249,312
                                                   ========  ========  ========
   Operating Income (Loss):
     Germany...................................... $  9,702  $  9,232  $  5,581
     United States................................  (27,658)    4,184     2,982
     Eliminations.................................     (580)      (35)     (199)
                                                   --------  --------  --------
     Consolidated................................. $(18,536) $ 13,381  $  8,364
                                                   ========  ========  ========
   Identifiable Assets:
     Germany...................................... $ 81,899  $ 97,537  $100,207
     United States................................   90,613    99,478   100,643
     Eliminations.................................   (1,682)   (4,773)   (6,534)
                                                   --------  --------  --------
     Consolidated................................. $170,830  $192,242  $194,316
                                                   ========  ========  ========

  Wulff's customers are a diverse group of operators of arcades, hotels, restaurants and taverns, primarily in Germany. Gaming's and Systems' customers are primarily casinos and gaming machine distributors in the United States and abroad. Receivables of Wulff, Gaming and Systems are generally collateralized by the related equipment. See "Concentration of Credit Risk."

  Export sales (including sales to Wulff) from Gaming's and Systems' operations for the years ended December 31, 1993, 1994 and 1995 were as follows:

                                                          YEARS ENDED DECEMBER
                                                                   31,
                                                         -----------------------
                                                          1993    1994    1995
                                                         ------- ------- -------
   Europe............................................... $ 8,651 $10,889 $12,890
   Far East.............................................     223     860     998
   Latin America........................................   2,030   4,015   5,392
   Canada...............................................   1,589   3,254   6,185
   Other................................................      --     556   1,824
                                                         ------- ------- -------
                                                         $12,493 $19,574 $27,289
                                                         ======= ======= =======

ACCOUNTS AND NOTES RECEIVABLE

  The Company grants certain customers extended payment terms under contracts of sale. These contracts are generally for terms of one to three years, with interest at prevailing rates, and are generally collateralized by the related equipment sold although the value of such equipment, if repossessed, may be less than the receivable balance outstanding. See "Concentration of Credit Risk."

                       BALLY GAMING INTERNATIONAL, INC.

        (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)

  The following table represents, at December 31, 1995, scheduled collections of accounts and notes receivable (net of allowances for doubtful accounts) by year:

            1996................................. $87,176
            1997.................................   8,250
            1998.................................   1,731
                                                  -------
                                                  $97,157
                                                  =======

LONG-TERM DEBT AND LINES OF CREDIT

  Long-term debt and lines of credit consist of the following at December 31, 1994 and 1995:

                                                              1994     1995
                                                             -------  -------
      10 3/8% Senior Secured Notes due 1998, net of
       unamortized discount of $458 and $344................ $39,542  $39,656
      Other long-term debt:
      Wulff revolving lines of credit.......................  15,853   15,905
      Bally Gaming, Inc. revolving line of credit...........   7,768    9,400
      Notes payable, 5% to 12%..............................   6,599    4,983
      Less current maturities............................... (16,000) (14,957)
                                                             -------  -------
                                                             $14,220  $15,331
                                                             =======  =======

  In July 1993, the Company completed a private placement of $40 million principal amount of 10 3/8% Senior Secured Notes due July 1998 and Common Stock Purchase Warrants to purchase 1.2 million shares of Common Stock exercisable at $12.50 per share after the Common Stock has traded at an average of $20 per share for a twenty consecutive trading day period and under certain other circumstances. The warrants became exercisable during November 1993. The Company allocated $600,000 of the $40 million gross proceeds to the warrants and accordingly recorded the Senior Secured Notes at $39.4 million with unamortized discount of $600,000 (the effective yield of the Senior Secured Notes is 10.77%). The Company used $21.6 million of the gross proceeds of $40 million from the sale of the notes and warrants to redeem all of its outstanding 6% Senior Convertible Debentures due 2002. The Company realized an extraordinary gain of approximately $3.8 million from the redemption of the Convertible Debentures in 1993. The gain represents the difference between the carrying amount of the debt retired and related deferred financing costs ($25.4 million) and the redemption price of $21.6 million. The Senior Secured Notes are collateralized by a pledge of the outstanding capital stock of Automaten and Vertriebs and a guarantee by Bally Gaming, Inc. The Notes are subject to redemption, at the option of the Company, at a redemption price equal to 103% and 101.5% of the principal amount of the Notes if redeemed during the twelve month period beginning on the anniversary of the issue date in the years 1996 and 1997, respectively.

  During March 1993, Vertriebs obtained two bank lines of credit for the purpose of financing the acquisition of assets acquired from an independent distributor. The agreements provide for borrowings of DM2,250,000 and DM16,000,000 (approximately $1,600,000 and $11,200,000) at December 31, 1995,
respectively. Availability of the DM2,250,000 line of credit is reduced by DM250,000 per quarter and expires on March 31, 1998. Borrowings under this line of credit bear interest at 6.95%. The working capital revolving credit line of DM16,000,000 bears interest at a rate tied to an international borrowing rate plus 1% (5.3% at December 31, 1995) and is due on demand. These lines are collateralized by a pledge of the assets acquired. Approximately

                       BALLY GAMING INTERNATIONAL, INC.

        (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)

$12,751,000 was outstanding under these lines at December 31, 1995. In May 1993, Vertriebs obtained a DM16,300,000 (approximately $11,400,000 at December 31, 1995) revolving line of credit for general working capital purposes. This agreement bears interest at a rate tied to an international borrowing rate plus 1% (4.8% at December 31, 1995) and is due on demand. This line is collateralized by the receivables of Vertriebs. Approximately $3,144,000 was outstanding under this line at December 31, 1995. Vertriebs and Automaten are jointly and severally liable under these lines of credit.

  In March 1993, Bally Gaming, Inc. obtained a bank revolving line of credit which, as amended, provides for borrowings tied to a percentage of Bally Gaming, Inc.'s eligible (as defined in the credit agreement) inventory and accounts receivable with a maximum borrowing capacity of $15,000,000. Borrowings under this agreement, which expires March 31, 1997, bear interest at one and one-half percent above the bank's prime rate (10% at December 31, 1995). The Company must pay an annual facility fee of one-half of one percent of the maximum borrowing capacity and a monthly unused line fee of one-quarter of one percent of the difference between the maximum borrowing capacity and the average daily outstanding balance during any month. This line of credit is collateralized by property, plant and equipment and the eligible inventory and accounts receivable. The agreement and subsequent amendments also contain certain financial and other restrictive covenants, including the maintenance by Bally Gaming, Inc. of specified levels of minimum net working capital, working capital ratio, tangible net worth, net worth ratio, and minimum net income after taxes, all as defined in the credit agreement. Eligible borrowing capacity under this agreement at December 31, 1995 was approximately $15,000,000. Approximately $9,400,000 was outstanding at December 31, 1995.

  Aggregate annual maturities of long-term debt for the five years after December 31, 1995 are $14.9 million, $11.5 million, $43.6 million, $.3 million and none.

STOCK PLANS, AWARDS AND RIGHTS

 1991 Incentive Plan

  On November 6, 1991, the Company adopted the 1991 Incentive Plan of Bally Gaming International, Inc. (the "Plan") for directors (employee directors that are not members of the Compensation and Stock Option Committee of the Board of Directors), officers, key employees and consultants (collectively "Participants"). The Plan provides for the grant of stock options, stock appreciation rights ("SARs") and restricted stock (collectively "Awards"). The aggregate number of shares of common stock which may be delivered under the Plan and the 1991 Non-Employee Directors' Option Plan described below may not exceed 1,250,000 shares. No awards may be granted after November 6, 2001.

  The Plan provides for granting incentive as well as nonqualified stock options. Unless the Compensation and Stock Option Committee of the Board of Directors, in its discretion, determines otherwise, nonqualified stock options will be granted with an option price equal to the fair market value of the shares of common stock at the date of grant. Incentive stock options must be granted at not less than the fair market value of the shares of common stock at the date of grant.

  SARs are rights granted to Participants to receive shares of common stock and/or cash in an amount equal to the excess of (i) the fair market value of the shares of common stock on the date the SARs are exercised over (ii) the fair market value of the shares of common stock on the date the SARs were granted or, at the discretion of the Compensation and Stock Option Committee of the Board of Directors, the date the option was granted, if granted in tandem with an option granted on a different date.

                       BALLY GAMING INTERNATIONAL, INC.

        (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)

  Restricted stock awards are rights granted to an employee to receive shares of common stock without payment but subject to forfeiture and other restrictions as set forth in the Plan. Generally, the restricted stock awarded, and the right to vote such stock or to receive dividends thereon, may not be sold, exchanged or otherwise disposed of during the restricted period. The Compensation and Stock Option Committee of the Board of Directors, in its discretion, will determine the restrictions and the forfeiture provisions applicable to restricted stock awards. The Plan provides that, at the discretion of the Compensation and Stock Option Committee of the Board of Directors, the Company may pay cash to Participants to insure that the Participant will receive the common stock net of all taxes imposed on such Participant related to the receipt of common stock and cash payments under the Plan. During 1991, restricted stock awards for 72,500 shares of common stock were granted under the Plan to key employees effective January 1, 1992. These awards are fully vested at December 31, 1995. In 1993, 100,000 shares of restricted common stock were granted to an officer of the Company. This award vests ratably over a five-year period. As of December 31, 1995, 40,000 shares of this award were vested.

  The Plan is administered by the Compensation and Stock Option Committee which will determine the participants to whom awards will be granted, the provisions applicable to each award and the time periods during which the awards may be exercised. Each option and SAR granted under the Plan may be exercisable for a term of not more than ten years after the date of grant. Incentive stock options and SARs granted in tandem with incentive stock options may only be exercised when the fair market value of common stock is greater than the option price. Certain other restrictions apply in connection with the timing of exercise. In the event of a change of control (as defined in the Plan), the date on which all SARs and options outstanding under the Plan may first be exercised is accelerated, and restrictions on restricted stock awards lapse. Generally, all SARs and options terminate 90 days after a change of control.

 1991 Non-Employee Directors' Option Plan

  The 1991 Non-Employee Directors' Option Plan of the Company (the "Directors' Plan") was also adopted in November 1991. The Directors' Plan provides for the granting of stock options at the Company's initial public offering price to persons who, on the consummation of the Company's initial public offering, were members of the Board of Directors and who are not employees of the Company or its subsidiaries ("Non-Employee Directors"), and thereafter, options are granted at fair market value to persons who become members of the Board of Directors after the Company's initial public offering and who are not employees of the Company or its subsidiaries at the time they become members of the Board of Directors. Each of the Non-Employee Directors received, or will receive, an option, for ten years, to purchase 25,000 shares of common stock that vests over three years. Administration, the term of the Directors' Plan and change of control features for the Directors' Plan are consistent with the above described Plan.

                       BALLY GAMING INTERNATIONAL, INC.

        (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)

  At December 31, 1995, 35,000 shares were reserved for future grant under the Plan and the Directors' Plan. A summary of shares granted, canceled and exercisable (excluding restricted stock grants of 172,500) are as follows:

                                                     NUMBER OF   OPTION PRICE
                                                      SHARES       PER SHARE
                                                     ---------  ---------------
   Outstanding at December 31, 1992                    845,000  $11.75 - $14.50
    Granted.........................................   188,000  $12.38 - $12.75
    Canceled........................................    (9,000) $14.50
                                                     ---------
   Outstanding at December 31, 1993                  1,024,000  $11.75 - $14.50
    Granted.........................................    58,000  $ 8.06 - $12.88
    Canceled........................................   (53,000) $12.00 - $14.50
                                                     ---------
   Outstanding at December 31, 1994                  1,029,000  $ 8.06 - $14.50
    Granted.........................................    30,000  $ 7.88
    Canceled........................................   (16,500) $12.00 - $14.50
    Exercised.......................................   (50,000) $11.75
                                                     ---------
   Outstanding at December 31, 1995.................   992,500  $ 7.88 - $14.50
                                                     =========  ===============
   Exercisable at December 31, 1995.................   871,320  $ 8.06 - $14.50
                                                     =========  ===============

 1992 Restricted Stock Performance Plan

  On November 3, 1992, the Company's Board of Directors adopted the Bally Gaming International, Inc. 1992 Restricted Stock Performance Plan (the "Performance Plan"). The purpose of the Performance Plan is to benefit the Company through increased incentive on the part of key employees, officers, directors and consultants of the Company and its subsidiaries by permitting the Company to make awards of Restricted Stock and/or Performance Units comprised of stock and cash to such persons based upon specific performance objectives. Up to 600,000 shares of the Company's common stock have been reserved under this plan. In February 1993, 200,000 Performance Units were granted in connection with an employment agreement entered into by the Company with its Chairman of the Board and Chief Executive Officer. In May 1993, 200,000 Performance Units were granted in connection with an employment agreement entered into by the Company and Bally Gaming, Inc. with its new President. In December 1993, an additional 120,000 Performance Units were granted to other members of senior management of the Company, of which 40,000 units were canceled during the year ended December 31, 1994.

  Under the terms of the award agreements as amended June 8, 1994, the Performance Units will vest if either (i) the cumulative annual growth rate for any three consecutive years during the Performance Period (as defined in the Performance Plan) is at least 35% (the "EPS Growth Target") or (ii) the fair market value of the Common Stock (as determined based on the market price of the Common Stock) equals or exceeds $40 per share for at least twenty of thirty consecutive trading days (the "Market Price Target") or (iii) under certain circumstances following a change in control or (iv) the Company enters into a business combination or (v) the Company obtains a capital infusion of at least $30,000,000 provided however if (i) the Company's earnings per share growth in any consecutive three years during the Performance Period (as defined in the Performance Plan) is at least 85% of the EPS Growth Target, at least 70% of the Performance Units will vest, or (ii) the Company's stock price at any time in the Performance Period (as defined in the Performance
Plan) is at least 85% of the Market Price Target, at least 70% of the Performance Units will vest. Each Performance Unit is equal in value to one share of the Company's Common Stock, plus an additional amount in cash equal to fifty percent (50%) of the value of

                       BALLY GAMING INTERNATIONAL, INC.

        (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED) one share of Common Stock, based on the fair market value of the Common Stock at the date the award vests. Payments are to be made in common stock and/or cash as determined by the Compensation Committee. No accruals have been recorded in the Company's financial statements as of December 31, 1995 as such performance objectives have not yet begun to be met.

 1994 Stock Option Plan for Non-Employee Directors

  The 1994 Stock Option Plan for Non-Employee Directors (the "1994 Directors' Plan") was adopted in April 1994 and provides for the granting of stock options of the Company's Common Stock exercisable at fair market value to Non-Employee Directors. Each of the Non-Employee Directors received an option, for ten years, to purchase 25,000 shares of Common Stock that vests over three years. The option price was $12.875. The 1994 Directors' Plan has change in control features similar to those contained in the 1991 Directors' Plan. 250,000 shares of the Company's Common Stock were reserved for future issuance under the 1994 Directors' Plan. At December 31, 1995, 125,000 shares had been granted of which 33,333 shares were exercisable, 25,000 had been canceled and none had previously been exercised.

 Stock Performance Rights ("SPRs")

  Stock Performance Rights ("SPRs") are rights granted to individuals to receive cash in an amount equal to the excess of (i) the fair market value of the shares of common stock on the date the SPRs are exercised over (ii) the fair market value of the shares of common stock on the date the SPRs were granted.

  In 1993, 100,000 SPRs were granted to an officer of the Company at a fair market value on date of grant of $11.625 in connection with the signing of a five-year employment agreement. These SPRs vest ratably over the term of the employment agreement and become exercisable at the end of each vesting period. As of December 31, 1995, 40,000 of the SPRs were exercisable, and none had been previously exercised.

 Warrants

  The Company issued warrants to the underwriters of the initial public offering of the Company's common stock to purchase an aggregate of 300,000 shares of its common stock. The warrants are exercisable during a four-year period ending November 11, 1996 at an exercise price of $15 per share. For the year ended December 31, 1993, 2,000 warrants were exercised and no other warrants have since been exercised.

  In 1993, the Company issued warrants to purchase 1.2 million shares of its common stock at $12.50 per share in connection with the private placement of the Senior Secured Notes. These warrants are currently exercisable and expire on July 29, 1998. At December 31, 1995 none of these warrants were exercised. See "Long-term Debt and Lines of Credit."

 Common Stock Reserved for Future Issuance

  At December 31, 1995 shares of the Company's Common Stock were reserved for future issuance as follows:

     Warrants related to the 10 3/8% Senior Secured Notes............. 1,200,000
     1991 Incentive Plan and Directors' Plan.......................... 1,200,000
     1992 Restricted Stock Performance Plan...........................   600,000
     1994 Stock Option Plan for Non-Employee Directors................   250,000
     Warrants to underwriters.........................................   298,000
                                                                       ---------
                                                                       3,548,000
                                                                       =========

                       BALLY GAMING INTERNATIONAL, INC.

        (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)

OTHER REVENUES

  Other revenues for the years ended December 31, 1993, 1994 and 1995 were as follows:

                                                         YEARS ENDED DECEMBER
                                                                 31,
                                                         ----------------------
                                                          1993    1994    1995
                                                         ------  ------  ------
   Interest............................................. $3,795  $3,538  $3,615
   Currency transaction gain (loss).....................   (245)    (30)    (53)
   Other................................................    586   1,366   1,279
                                                         ------  ------  ------
                                                         $4,136  $4,874  $4,841
                                                         ======  ======  ======

UNUSUAL CHARGES

  During the year ended December 31, 1995, the Company incurred approximately $4.0 million in legal, accounting, investment banking, public and investor relations and printing costs in connection with a merger agreement with WMS Industries, Inc., which has been terminated, Alliance's tender offer and consent solicitation and the pending Alliance Merger. All of these costs have been expensed as incurred. Such costs will continue to be incurred in 1996.

  During the fourth quarter of 1995, Vertriebs recorded a non-recurring charge of $.8 million to writedown to net realizable value a building to be sold. The provision was based on a strategic decision to sell the building as Wulff's other distribution offices adequately covered the geographic region that would have been served by this facility.

  During 1995, Wulff increased the amount of value added tax reserves by $1.0 million as a result of developments to date in an ongoing quadrennial audit of Wulff's tax returns for the years 1988 through 1991. While no written claim or assessment has been issued, the German tax authorities have orally proposed preliminary adjustments which range from $1.4 million (which has been accrued) to $5.0 million. The Company has accrued the liability as, based on current developments, the Company's estimate of the ultimate outcome and its experience in contesting these matters, it is probable that a liability has been incurred and a range of costs can be reasonably estimated. As the scope of the liability is better determined, there could be changes in the estimate of the ultimate liability. Management believes that the preliminary proposed adjustments are without merit and the ultimate results of the audit will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

INCOME TAXES

  Effective January 1, 1993, the Company adopted the provisions of SFAS No. 109, "Accounting for Income Taxes" which requires recognition of deferred tax assets and liabilities for temporary differences and net operating loss ("NOL") and tax credit carryforwards. Under SFAS No. 109, deferred income taxes are established based on enacted tax rates expected to be in effect when temporary differences are scheduled to reverse and NOL and tax credit carryforwards are expected to be utilized. The cumulative effect of the adoption of SFAS No. 109 had an immaterial effect on net income for the year ended December 31, 1993.

                       BALLY GAMING INTERNATIONAL, INC.

        (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)
  The provision (credit) for foreign and domestic income taxes for the years ended December 31, 1993, 1994 and 1995 was as follows:

                                                          YEARS ENDED DECEMBER
                                                                  31,
                                                          ---------------------
                                                           1993   1994    1995
                                                          ------ ------  ------
Federal:
  Current................................................ $  476 $  220  $  260
  Deferred...............................................     --     --      --
                                                          ------ ------  ------
                                                             476    220     260
                                                          ====== ======  ======
Foreign:
  Current................................................  3,603  2,896   4,586
  Deferred...............................................    163   (296)     58
                                                          ------ ------  ------
                                                           3,766  2,600   4,644
                                                          ------ ------  ------
Total provisions for income taxes........................ $4,242 $2,820  $4,904
                                                          ====== ======  ======

  The major components of the net deferred tax asset as of December 31, 1994, and 1995 were as follows:

                                                               AS OF DECEMBER
                                                                     31,
                                                               ----------------
                                                                1994     1995
                                                               -------  -------
   Property, plant and equipment.............................. $ 1,075  $ 1,193
   Other......................................................     131      --
                                                               -------  -------
     Total deferred tax liabilities...........................   1,206    1,193
                                                               -------  -------
   Bad debt reserves..........................................   4,933    5,876
   Inventory reserves.........................................   5,527    4,736
   Wulff corporate reorganization.............................     235      366
   Net operating loss carryforwards...........................     --       391
   Foreign tax credit carryforwards...........................   8,382   12,955
   AMT tax credit carryforwards...............................     384      570
   Intangibles................................................   2,432      909
   Accrued liabilities........................................   1,201      562
   Deferred compensation......................................     696      476
   Other......................................................      31      500
                                                               -------  -------
     Total deferred tax assets................................  23,821   27,341
                                                               -------  -------
   Valuation allowance........................................ (21,460) (24,667)
                                                               -------  -------
     Net deferred tax assets.................................. $ 1,155  $ 1,481
                                                               =======  =======

  At December 31, 1994 and 1995, net deferred tax assets resulted from German net operating loss carryforwards and, inventory and intangible assets book/tax basis differences. At December 31, 1995 the Company has foreign tax credit carryforwards of approximately $13.0 million and alternative minimum tax ("AMT") credit carryforwards of approximately $.6 million. Foreign tax credits are available to offset future taxes due in the U.S. on future foreign taxable income and expire between 1997 and 2001 unless utilized prior to such time. AMT credits are available to be carried forward indefinitely and may be utilized against regular U.S. corporate income tax to the extent it does not exceed tax computed under AMT calculations.

                       BALLY GAMING INTERNATIONAL, INC.

        (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)

  The provision for income taxes at the Company's effective tax rate differed from the provision for income taxes at the statutory rate as follows:

                                                         YEARS ENDED DECEMBER
                                                                  31,
                                                         -----------------------
                                                          1993     1994    1995
                                                         -------  ------  ------
   Taxes at federal statutory rate...................... $(7,806) $2,248  $  529
   Losses with no current tax benefit...................  11,528     --      --
   Federal alternative minimum tax......................     143     200     200
   Foreign earnings at other than U.S. statutory rate...     238      (2)  3,529
   Foreign withholding on dividends.....................     333     353     450
   Other................................................      34      21     196
   Impact of SFAS 109 adoption..........................    (228)    --      --
                                                         -------  ------  ------
                                                         $ 4,242  $2,820  $4,904
                                                         =======  ======  ======

RELATED PARTY TRANSACTIONS

  In connection with the Company's initial public offering, BEC granted restricted stock awards for shares of the Company's common stock owned by BEC to certain senior executives of the Company. These restricted stock awards represent compensation from the Company equal to the fair market value of the shares on the date of the awards and are recorded as unearned compensation and a capital contribution in the accompanying financial statements. Unearned compensation is charged to operations over the vesting periods of the awards.

  In connection with the Company's initial public offering, the Company and BEC entered into an intercorporate agreement which was amended in July 1992, and again in January 1993, which provided, among other things, that BEC would perform certain accounting, tax, treasury, legal, data processing, employee benefits and other services which the Company reasonably requests, and that the Company would reimburse BEC for the reasonable cost of all services rendered, including salaries and expenses of BEC's employees while they are rendering such services. Charges by BEC to the Company under the intercorporate agreement for the years ended December 31, 1993, 1994 and 1995 were $295,000, $90,000 and none, respectively.

The Company participated in BEC's insurance program for general liability and directors' and officers' liability coverage through June 1993. Under these programs, insurance expenses were charged to the Company based on claims experience and for reimbursements of premium payments made by BEC. Insurance expense charged to the Company was $281,000, none, and none for the years ended December 31, 1993, 1994 and 1995, respectively.

  The Company had a long-term income tax receivable from BEC totaling $1,971,000 at December 31, 1992. As part of an amendment to the intercorporate agreement between the Company and BEC, which was entered into in January 1993, the income tax receivable of $1,971,000 was exchanged for certain assets previously owned by BEC but managed by the Company, a reduction in the period from six years to three years of certain non-competition restrictions previously imposed on the Company by BEC and settlement of certain other intercompany service arrangements with BEC. This transaction resulted in an increase to intangible assets of approximately $1,515,000 which is being amortized over a six-year period.

  Waters, McPherson, McNeill, P.C., a law firm of which Mr. McPherson, a director of the Company, is Senior Lawyer and Chairman, provides legal services to the Company, primarily relating to litigation involving the Company's former distributor in Louisiana. As of December 31, 1994 and 1995, the Company was indebted

                       BALLY GAMING INTERNATIONAL, INC.

        (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)

to the firm for approximately $200,000 and $480,000, respectively, for legal services rendered. During the years ended December 31, 1993, 1994 and 1995, Waters, McPherson, McNeill, P.C. billed the Company approximately $1.0 million, $1.3 million and $1.5 million, respectively, for legal services provided to the Company.

EMPLOYEE BENEFIT PLANS

  Until February 28, 1994 the Company participated in BEC's defined contribution plans which covered certain full-time employees and which were considered part of the Company's overall retirement program. Effective March 1, 1994, the Company ceased its participation in BEC's defined contribution plans and formed its own plan. This program consists of a savings plan to which employees may contribute a percentage of their compensation. Employee contributions to the savings plan, up to certain limits, may be matched by the Company. The Company's contribution accrued for the savings plan for the years ended December 31, 1993, 1994 and 1995 was approximately $91,000, $120,000 and $140,000, respectively.

COMMITMENTS AND CONTINGENCIES

  The Company is obligated under several patent agreements to pay royalties ranging from approximately $50 to $200 per game depending on the components in the gaming machines. Additionally, based on an amendment to the trademark licensing agreement between the Company and BEC dated March 31, 1995, the Company is obligated to pay a royalty on new machines sold of $25 to $30 per machine beginning on March 31, 1995 with a minimum annual royalty payment of $500,000 for the initial five-year term of the amended agreement, which is subject to annual renewals thereafter. Royalty expense for the years ended December 31, 1993, 1994 and 1995 was $1.1 million, $2.9 million and $3.0 million, respectively.

  The Company leases certain facilities and equipment for production, selling and administrative purposes under operating leases. Future minimum lease payments at December 31, 1995 under operating leases that have initial or remaining lease terms in excess of one year are as follows:

            1996................................. $ 3,136
            1997.................................   2,753
            1998.................................   1,754
            1999.................................   1,361
            2000.................................   1,121
            Thereafter...........................   1,844
                                                  -------
                                                  $11,969
                                                  =======

  Rent expense for the years ended December 31, 1993, 1994 and 1995 was $2.6 million, $2.7 million and $3.6 million, respectively.

  The Company has entered into employment contracts with several of its executives. These contracts are for periods ranging from one to five years and require certain minimum annual payments. Future minimum annual payments under these contracts are as follows:

            1996.................................. $3,573
            1997..................................  2,299
            1998..................................  1,700
                                                   ------
                                                   $7,572
                                                   ======

                       BALLY GAMING INTERNATIONAL, INC.

        (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)

  In conjunction with sales by Gaming, with recourse to Gaming and/or the Company, of certain trade receivables to third parties, Gaming and/or the Company have guaranteed amounts due from various customers of approximately $18.2 million at December 31, 1995. A charge was recognized as a result of these sales of receivables which aggregated approximately $.5 million, $1.0 million and $.1 million during 1993, 1994 and 1995, respectively. It is possible that one or more of Gaming's customers whose obligation has been guaranteed by Gaming may be unable to make payments as such become due. In this case Gaming may become responsible for repayment of at least a portion of such amounts over the term of the receivables. At December 31, 1995, amounts due from one customer under three contracts totaling $3.5 million were past due and these amounts and subsequent installments have not been paid. In general, under the terms of these contracts, the Company may be responsible for monthly payments of the outstanding obligations. The third party holder of these contracts has not yet asserted demands under these contracts although such demands may be imminent. The Company intends to pursue a restructuring of the contracts although no assurance can be given that such a restructuring would be successfully negotiated. The outcome of this issue is not anticipated to have a material effect on the financial position, results of operations or cash flows of the Company. A provision for doubtful accounts of approximately $3.5 million and $6.3 million on all receivables with recourse is included in the Company's allowance for doubtful accounts at December 31, 1994 and 1995, respectively.

  On or about June 19, 1995, three purported class actions were filed in the Chancery Court of Delaware by Company's stockholders against the Company and its directors (the "Fiorella, Cignetti and Neuman Actions"). The Fiorella and Neuman Actions, in identical complaints alleged that the Company's directors had breached their fiduciary duties of good faith, fair dealing, loyalty and candor by approving the Merger Agreement with WMS ("WMS Merger") instead of the unsolicited tender offer transaction proposed by Alliance ("Alliance Proposal"), by not properly exposing the Company for sale, and by failing to take all reasonable steps to maximize stockholder value. These actions sought injunctions to prevent the Company from proceeding with, consummating or closing the WMS Merger, and to rescind it should it be consummated, as well as compensatory damages. The Cignetti Action made similar allegations, and also alleged that the Company had in place a shareholders' right plan, commonly know as a "poison pill." The Cignetti Action sought an injunction requiring the Company to negotiate with all bona fide parties or other potential acquirees or to conduct an unencumbered market check in a manner designed to maximize shareholder value, and preventing the Company from implementing any unlawful barriers to the acquisition of the Company by any third party or taking other actions that would lessen its attractiveness as an acquisition candidate. The Cignetti Action also specifically requested an injunction barring triggering of the Company's alleged "poison pill" until full consideration was given to the Alliance Proposal (subsequently superseded by the execution of the Merger Agreement with Alliance), and sought compensatory damages.

  Also on or about June 19, 1995, a purported class action was filed in the Delaware Court of Chancery by a Company stockholder against the Company and its directors and Alliance (the "Strougo Action"). The Strougo Action alleged that the Alliance Proposal (subsequently superseded by the execution of the Alliance Merger Agreement) to acquire the Company stock was at a grossly unfair and inadequate price; that the Company's directors had breached their fiduciary duties by failing seriously to consider potential purchasers for the Company other than Alliance; and that the transaction proposed by Alliance was wrongful, unfair and harmful to the Company's public stockholders. The Strougo Action sought a declaration that defendants had breached their fiduciary duties; an injunction preventing the consummation of the Alliance transaction or requiring its rescission; an order requiring defendants to permit a stockholders' committee to participate in any process undertaken in connection with the sale of the Company; and compensatory damages.

  On or about July 6, 1995, the plaintiffs in the Fiorella, Cignetti, Neuman Actions and the Strougo Action (collectively, the "Stockholder Plaintiffs") filed with the Court a motion to consolidate the four actions.

                       BALLY GAMING INTERNATIONAL, INC.

        (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)

  On or about July 27, 1995, certain of the Stockholder Plaintiffs filed an amended complaint (the "Amended Fiorella Action") that adopted certain allegations concerning self-dealing by the Company's directors in connection with the WMS Merger; added a claim relating to the Company's alleged failure to hold an annual meeting as required and added WMS as defendant. The Amended Fiorella Action also alleged that the Company intended, in violation of Delaware law, to sell Wulff without first seeking stockholder approval of the sale. The action sought an order enjoining defendants from proceeding with, consummating or closing the WMS Merger, or rescinding it if it closed; preventing the sale of Wulff without prior stockholder approval; declaring invalid the Company's agreement to pay WMS a fee if the WMS Merger is terminated by the Company in certain circumstances; compelling an auction of the Company and the provision of due diligence to Alliance; scheduling an immediate meeting of the Company stockholders; and awarding compensatory damages. The Company believes these lawsuits to be without merit and intends to vigorously defend these actions.

  On October 23, 1995, WMS instituted a suit in New York State Court against the Company for the Company's failure to pay $4.8 million upon termination of the WMS Merger. The Company believes this lawsuit to be without merit and intends to vigorously defend this action. On November 22, 1995, the Company answered the complaint and brought counterclaims against WMS alleging that WMS repudiated and breached the WMS Merger by, among other things, failing to act in good faith toward the consummation of the WMS Merger, advising the Company that it would not perform as agreed but would impose new conditions on the WMS Merger, acting in excess of its authority and undermining the ability of the Company to perform the WMS Merger. On February 8, 1996 WMS moved for summary judgement. The Company's response to that action is presently due on March 15, 1996. Pursuant to the Merger Agreement, Alliance has agreed to indemnify the directors and officers of the Company in certain circumstances.

  In June 1995, BEC asserted that a certain agreement between BEC and the Company (the "Non-compete Agreement") prohibits the use by the Company of the tradename "Bally" if it is merged with a company that is in the casino business within or without the United States and operates such business prior to January 8, 1999. The Company believes such a claim is entirely without merit since the restriction referred to expired on January 8, 1996 and in any event does not relate to the use of the "Bally" tradename, which is covered by the License Agreement. The restriction in the Non-compete Agreement will not have any impact on the combined company after the Merger since the effective time of the Alliance Merger contemplates a closing of the Alliance Merger after the restriction in the Non-compete Agreement lapses. BEC has not reasserted this position since it was informed by the Company in July 1995 that the restriction lapses on January 8, 1996. Consequently, the Company believes BEC has determined not to contest with the Company's position.

  On February 16, 1996, the Company received notice from BEC alleging that the Company has violated the License Agreement by, among other things, granting to Marine Midland Business Loans, Inc. ("Marine Midland"), the lender which provides Bally Gaming, Inc.'s revolving line of credit, a security interest in general intangibles. In such notice, BEC also stated that as a result of the foregoing, it was immediately terminating the License Agreement. The Company does not believe that it has violated the terms of the License Agreement and the Company will defend its position against BEC's claims.

  BEC has also asserted that its permission is required for use of the "Bally" tradename by any entity other than the Company and that a merger between the Company and another company would violate the terms of the License Agreement. The Company has denied these claims and believes that the surviving company in the Alliance Merger will be permitted to use the "Bally" tradename in accordance with the terms of such License Agreement. The Company believes that no breach of such License Agreement is caused by the Alliance Merger and use of the "Bally" tradename by the surviving corporation. In a letter dated November 9, 1995, BEC

                       BALLY GAMING INTERNATIONAL, INC.

        (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)

reasserted its position. On November 20, 1995, Alliance, the Alliance Merger Subsidiary and the Company commenced an action against BEC in Federal District Court in Delaware seeking a declaratory judgment, among other things, that the surviving company in the Alliance Merger will be permitted to use the "Bally" tradename in accordance with the terms of the License Agreement, and seeking injunctive relief (the "Alliance Action"). On November 28, 1995, BEC commenced an action against the Company, Bally Gaming, Inc., Alliance and the Alliance Merger Subsidiary in Federal District Court in New Jersey to enjoin the defendants from using the "Bally" tradename (the "BEC Action"). The BEC Action alleges that the Company's continued use of the tradename after the Alliance Merger will (1) constitute a prohibited assignment of the Company's rights to use the tradename and (2) exceed the scope of the license granted to the Company because the Company will be under the control of Alliance. Also on November 28, 1995, BEC filed a motion to dismiss, transfer to New Jersey, or stay the Alliance Action pending resolution of the BEC Action. On December 15, 1995 BEC filed a motion to dismiss, transfer to New Jersey or stay the Alliance Action pending resolution of the BEC Action. On December 15, 1995, BEC filed a motion for a preliminary injunction in the BEC Action. At a hearing on January 17, 1996, the court declined to issue a preliminary injunction, but held BEC's motion in abeyance pending the defendant's motion to dismiss and for summary judgment, which defendants had filed on December 26, 1995. After a second hearing on February 20, 1996 the court stated it would attempt to rule on both motions in fourteen days. The Company, Bally Gaming Inc., Alliance and the Alliance Merger Subsidiary intend to vigorously defend their position in these actions.

  In 1994, after an intensive federal investigation of Gaming's former distributor, eighteen individuals were indicted on charges of racketeering and fraud against Gaming and the Louisiana regulatory system. Among those indicted were the former distributor's stockholders, directors, employees and others alleged to be associated with organized crime. Fifteen entered pleas of guilty before trial and the remaining three were convicted in October 1995. Gaming was never a subject or target of the federal investigation.

  Prior to the conclusion of the federal case, the Company's activities with regard to its former VLT distributor in Louisiana were the subject of inquiries by gaming regulators and a report by the New Jersey Division of Gaming Enforcement ("DGE") dated August 24, 1995. The New Jersey Casino Control Commission ("CCC") has indicated that it may hold a hearing on the matter, but no date has been set at this time. The New Jersey report makes no specific recommendations for action by the CCC. The gaming authorities in Ontario, Canada, who have investigated the matters, have issued a gaming registration to the Company's subsidiary Bally Gaming, Inc. on February 8, 1996.

  The DGE's report is similar in many respects to one prepared by the President of the Louisiana Economic Development and Gaming Corporation ("LEDGC") in January 1995. Hearings on that report were held in January 1995 and on February 7, 1995 the Board of Directors of the LEDGC found all of the allegations in its President's report to be without merit and granted a license to the Company and has announced that it will continue to monitor the Company's conduct in light of any further information disclosed as a result of the trial of the eighteen defendants (all of whom have now plead, or been found, guilty) and other regulatory proceedings. In November 1995, the operator of the land based casino in New Orleans filed for bankruptcy reorganization and ceased operations. That action resulted in the termination of funding for the LEDGC regulatory operations and, shortly thereafter, the Attorney General of Louisiana took control of the agency and effectively closed its operations. LEDGC's President and employees were dismissed. The foregoing occurred prior to the completion of review of the Company's pending application.

  The Company believes that the information contained in the DGE's report does not differ in any material respect from the prior report to the LEDGC the conclusions of which were found to be without merit in February 1995. An adverse determination by a gaming regulator in any jurisdiction could result in the loss of the

                       BALLY GAMING INTERNATIONAL, INC.

        (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)
Company's ability to do business in that jurisdiction. Further regulatory scrutiny in other jurisdictions would be likely to follow. The Company would appeal any adverse finding, as was the case when the Company successfully appealed the LEDGC President's decision in January 1995.

  On September 25, 1995, the Company was named as defendant in a class action lawsuit filed in the United States District Court, District of Nevada, by Larry Schreier on behalf of himself and all others similarly situated (the "plaintiffs"). The plaintiffs filed suit against the Company and approximately 45 other defendants (each a "defendant," and collectively the "defendants"). Each defendant is involved in the gaming business as either a gaming machine manufacturer, distributor, or casino operator. The class action lawsuit arises out of alleged fraudulent marketing and operation of casino video poker machines and electronic slot machines. The plaintiffs allege that the defendants have engaged in a course of fraudulent and misleading conduct intended to induce people in playing their gaming machines based on a false belief concerning how those machines actually operate as well as the extent to which there is actually an opportunity to win on any given play. The plaintiffs allege that the defendants' actions constitute violations of the Racketeer Influenced and Corrupt Organizations Act ("RICO") and give rise to claims of common law fraud and unjust enrichment. The plaintiffs are seeking monetary damages in excess of one billion dollars, and are asking that any damage awards be trebled under applicable federal law. The Company believes the plaintiffs' lawsuit to be without merit and intends to vigorously defend these actions.

  While the ultimate results of the matters described above are not presently known, management does not expect that the results will have a material adverse effect on the Company's results of operations, financial position or cash flows.

  The Company and its subsidiaries are from time to time also subject to litigation incidental to the conduct of their business. The Company believes that the results of such litigation and other pending legal proceedings will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

CONCENTRATION OF CREDIT RISK

  The financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts and notes receivable and customer obligations guaranteed by the Company.

  Product sales and the resulting receivables are concentrated in specific legalized gaming regions. The Company also distributes its products through third party distributors resulting in distributor receivables. At December 31, 1995 net accounts and notes receivable, including obligations of various customers which are guaranteed by the Company, by region as a percentage to total net receivables are as follows:

                                                     AS OF DECEMBER 31, 1995
                                                    ---------------------------
                                                    WULFF  GAMING SYSTEMS TOTAL
                                                    -----  ------ ------- -----
     Germany....................................... 47.0%     --%    --%   47.0%
     Mississippi Riverboats........................   --     9.5     --     9.5
     Other Riverboat Casinos.......................   --     1.3     --     1.3
     Nevada........................................   --    15.0    1.8    16.8
     Atlantic City.................................   --     2.0    2.0     4.0
     International.................................   --     8.0    1.6     9.6
     Louisiana.....................................   --     1.6     .1     1.7
     New Mexico Indian Casinos.....................   --     5.6     .2     5.8
     Other Indian Casinos..........................   --     1.8     .3     2.1
     Others individually less than 5%..............   --     2.2     --     2.2
                                                    ----    ----    ---   -----
                                                    47.0%   47.0%   6.0%  100.0%
                                                    ====    ====    ===   =====

                       BALLY GAMING INTERNATIONAL, INC.

        (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)

  Gaming's receivables and customer obligations guaranteed by Gaming and/or the Company, from riverboat casinos and casinos on Indian land generally represent sales to recently opened casinos and, in many cases, new customers to Gaming. Approximately 43% of the accounts and notes receivable and customer obligations guaranteed by the Company at December 31, 1995 relate to these emerging markets including approximately 25% to three customers operating in Mississippi. Receivables and customer obligations guaranteed by the Company from emerging market customers contain increased risk factors compared to receivables at Wulff or other traditional markets for Gaming.

  In early 1995, the Governor of the State of New Mexico signed compacts with certain Indian tribes to permit casino gaming on tribal lands in New Mexico. These compacts went through appropriate federal approval processes and a number of casinos began operating. In July 1995 the Supreme Court of New Mexico found that the Governor did not have proper authority to sign the compacts. The Indian tribes have filed a lawsuit in federal court to seek resolution to this issue. Gaming and Systems had sold product to the Indian tribes prior to this ruling. At December 31, 1995, the Company has $5.5 million in accounts and notes receivable from an operator of two casinos for two different Indian tribes including $2.1 million of trade receivables sold to a third party with recourse to Gaming. This operator is currently four months ahead on payments. No provision for doubtful accounts for this customer has been included in the accompanying financial statements at December 31, 1995. Management believes the receivable is properly valued at December 31, 1995. As events change during 1996 management will reevaluate its estimate of the realizability of the receivable.

CONSOLIDATING FINANCIAL STATEMENTS

  The following consolidating financial statements are presented to provide information regarding Bally Gaming, Inc., as guarantor of the Senior Secured Notes, and Bally Wulff Automaten GmbH and Bally Wulff Vertriebs GmbH, because substantially all of the common stock of these entities is pledged as collateral for the Senior Secured Notes. The results herein are presented by each legal entity rather than by business segment as presented elsewhere in these financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations. Such business segment information of Bally Gaming, Inc., Automaten and Vertriebs includes an allocation of parent company revenues and expenses whereas the following consolidating financial statements do not reflect these allocations to the subsidiaries. The notes to consolidating financial statements should be read in conjunction with the consolidated financial statements and notes thereto.

                        BALLY GAMING INTERNATIONAL, INC.

                          CONSOLIDATING BALANCE SHEETS

                               DECEMBER 31, 1994
                                 (IN THOUSANDS)

                                                                                   BALLY
                           BALLY     BALLY    BALLY              CONSOLIDATING     GAMING
                           WULFF     WULFF   GAMING,               AND OTHER   INTERNATIONAL,
                         AUTOMATEN VERTRIEBS   INC.     PARENT    ADJUSTMENTS       INC.
                         --------- --------- --------  --------  ------------- --------------
         ASSETS
Current assets:
 Cash and cash
  equivalents...........  $ 1,362   $ 7,487  $    355  $    --     $     --       $  9,204
 Accounts and notes
  receivable, net of
  allowance for doubtful
  accounts of $19,
  $5,659 and $6,604 for
  Automaten, Vertriebs
  and Gaming............    2,813    46,342    38,773     2,903       (6,199)       84,632
 Inventories, net:
 Raw materials and
  work-in-process.......    5,063       --     16,019       --           --         21,082
 Finished goods.........    2,442     9,413    17,599       --        (1,077)       28,377
                          -------   -------  --------  --------    ---------      --------
                            7,505     9,413    33,618       --        (1,077)       49,459
 Other current assets...    1,446     2,957       650       196         (175)        5,074
                          -------   -------  --------  --------    ---------      --------
  Total current assets..   13,126    66,199    73,396     3,099       (7,451)      148,369
Long-term notes
 receivables, net of
 allowance for doubtful
 accounts of $35 and
 $8,163 for Vertriebs
 and Gaming.............      --      1,186     4,372       --           --          5,558
Long-term receivables
 from affiliate.........   23,314       --        --     29,014      (52,328)          --
Property, plant and
 equipment, at cost:
 Land...................      --        332     1,025       --           --          1,357
 Buildings and leasehold
  improvements..........    1,648     7,705     9,909       --           --         19,262
 Machinery and
  equipment.............   11,174     7,072     8,390       --           --         26,636
 Furniture, fixtures and
  equipment.............      828     2,181     5,335       --        (2,269)        6,075
 Less accumulated         (11,615)   (5,978)  (11,844)      --           465       (28,972)
  depreciation..........  -------   -------  --------  --------    ---------      --------
  Property, plant and
   equipment, net.......    2,035    11,312    12,815       --        (1,804)       24,358
Intangible assets, less
 accumulated
 amortization of $197,
 $11,131, $69 and $1,212
 for Automaten,
 Vertriebs, Gaming and
 Parent.................      --      5,773       181     5,456          --         11,410
Investment in
 subsidiaries...........      --        --        --     90,766      (90,766)          --
Other assets............      337       586       113     1,511          --          2,547
                          -------   -------  --------  --------    ---------      --------
                          $38,812   $85,056  $ 90,877  $129,846    $(152,349)     $192,242
                          =======   =======  ========  ========    =========      ========
    LIABILITIES AND
  STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable.......    $ 411   $ 4,064  $ 18,880     $ 891     $ (4,974)     $ 19,272
 Accrued liabilities and
  other payables:
 Compensation and
  benefit related
  liabilities...........    2,287       612     2,433       630          --          5,962
 Interest...............      --        --        --      1,890          --          1,890
 Other..................    1,461     4,065     4,495       186         (734)        9,473
                          -------   -------  --------  --------    ---------      --------
                            3,748     4,677     6,928     2,706         (734)       17,325
 Current maturities of        --     13,756     1,350       894          --         16,000
  long-term debt........  -------   -------  --------  --------    ---------      --------
  Total current
   liabilities..........    4,159    22,497    27,158     4,491       (5,708)       52,597
Long-term payables to
 affiliate..............      --     26,741    29,014       --       (55,755)          --
10 3/8% Senior Secured
 Notes due 1998, net of
 unamortized discount of
 $458...................      --        --        --     39,542          --         39,542
Other long-term debt,
 less current
 maturities.............      --      5,006     7,927     1,287          --         14,220
Commitments and
 contingencies
Stockholders' equity:
 Preferred stock........      --        --        --        --           --            --
 Common stock...........    2,638    15,142       --        107      (17,780)          107
 Additional paid-in-
  capital...............   19,191     6,455    34,596    73,852      (66,336)       67,758
 Retained earnings
  (accumulated deficit).    6,199     1,433    (7,818)   11,550       (6,129)        5,235
 Cumulative translation
  adjustments...........    6,625     7,782       --       (206)        (641)       13,560
 Unearned compensation..      --        --        --       (777)         --           (777)
                          -------   -------  --------  --------    ---------      --------
  Total stockholders'      34,653    30,812    26,778    84,526      (90,886)       85,883
   equity...............  -------   -------  --------  --------    ---------      --------
                          $38,812   $85,056  $ 90,877  $129,846    $(152,349)     $192,242
                          =======   =======  ========  ========    =========      ========

                            See accompanying notes.

          BALLY GAMING INTERNATIONAL, INC. CONSOLIDATING BALANCE SHEET

                               DECEMBER 31, 1995
                                 (IN THOUSANDS)

                           BALLY     BALLY    BALLY             CONSOLIDATING  BALLY GAMING
                           WULFF     WULFF   GAMING,              AND OTHER   INTERNATIONAL,
                         AUTOMATEN VERTRIEBS  INC.     PARENT    ADJUSTMENTS       INC.
         ASSETS          --------- --------- -------  --------  ------------- --------------
Current assets:
 Cash and cash
  equivalents...........  $ 1,353   $ 3,240  $   933  $    --     $     --       $  5,526
 Accounts and notes
  receivable, net of
  allowance for doubtful
  accounts of $19,
  $7,201, and $9,061 for
  Automaten, Vertriebs
  and Gaming............    1,804    51,110   38,948     4,772       (9,458)       87,176
 Inventories, net:
  Raw materials and
  work-in-process.......    4,974       --    11,092       --           --         16,066
  Finished goods........    3,548    12,340   21,020       --        (1,383)       35,525
                          -------   -------  -------  --------    ---------      --------
                            8,522    12,340   32,112       --        (1,383)       51,591
 Other current assets...    1,236     1,443      651       560           93         3,983
                          -------   -------  -------  --------    ---------      --------
  Total current assets..   12,915    68,133   72,644     5,332      (10,748)      148,276
Long-term notes
 receivables, net of
 allowance for doubtful
 accounts of $48 and
 $7,821 for Vertriebs
 and Gaming.............      --      1,654    8,327       --           --          9,981
Long-term receivables
 from affiliate.........   23,208       --       --     28,380      (51,588)          --
Property, plant and
 equipment, at cost:
 Land...................      --        332    1,025       --           --          1,357
 Buildings and leasehold
  improvements..........    1,571     8,375    9,925       --           --         19,871
 Machinery and
  equipment.............   11,913     9,617    8,798       --           --         30,328
 Furniture, fixtures and
  equipment.............      812     2,520    5,909       --        (3,079)        6,162
 Less accumulated         (12,964)   (8,787) (13,587)      --           864       (34,474)
  depreciation..........  -------   -------  -------  --------    ---------      --------
 Property, plant and
  equipment, net........    1,332    12,057   12,070       --        (2,215)       23,244
Intangible assets, less
 accumulated
 amortization of
 $11,527, $94 and $2,099
 for Vertriebs, Gaming
 and Parent.............      --      6,089      156     4,569          --         10,814
Investment in
 subsidiaries...........      --        --       --     90,766      (90,766)          --
Other assets............      332       561      113       497          498         2,001
                          -------   -------  -------  --------    ---------      --------
                          $37,787   $88,494  $93,310  $129,544    $(154,819)     $194,316
                          =======   =======  =======  ========    =========      ========
    LIABILITIES AND
  STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable.......  $   557   $ 6,386  $19,342  $     31    $  (7,760)     $ 18,556
 Accrued liabilities and
  other payables:
  Compensation and
   benefit related
   liabilities..........    2,335       955    2,318       --           --          5,608
  Interest..............      --        --       --      1,890          --          1,890
  Other.................    1,472     3,546    4,293       617          (20)        9,908
                          -------   -------  -------  --------    ---------      --------
                            3,807     4,501    6,611     2,507          (20)       17,406
 Current maturities of        --     14,333      212       412          --         14,957
  long-term debt........  -------   -------  -------  --------    ---------      --------
  Total current
   liabilities..........    4,364    25,220   26,165     2,950       (7,780)       50,919
Long-term payables to
 affiliate..............      --     26,421   28,380       --       (54,801)          --
10 3/8% Senior Secured
 Notes due 1998, net of
 unamortized discount of
 $344...................      --        --       --     39,656          --         39,656
Other long-term debt,
 less current
 maturities.............      --      4,721    9,435     1,175          --         15,331
Commitments and
 contingencies
Stockholders' equity:
 Preferred stock .......      --        --       --        --           --            --
 Common stock...........    2,638    15,142      --        108      (17,780)          108
 Additional paid-in-
  capital...............   19,191     6,455   34,596    74,439      (66,336)       68,345
 Retained
  earnings(accumulated
  deficit)..............    2,155       286   (5,273)   11,969       (7,295)        1,842
 Cumulative translation
  adjustments...........    9,439    10,249        7      (206)        (827)       18,662
 Unearned compensation..      --        --       --       (547)         --           (547)
                          -------   -------  -------  --------    ---------      --------
    Total stockholders'    33,423    32,132   29,330    85,763      (92,238)       88,410
     equity.............  -------   -------  -------  --------    ---------      --------
                          $37,787   $88,494  $93,310  $129,544    $(154,819)     $194,316
                          =======   =======  =======  ========    =========      ========

                            See accompanying notes.

                        BALLY GAMING INTERNATIONAL, INC.

                     CONSOLIDATING STATEMENTS OF OPERATIONS

                       YEAR ENDED DECEMBER 31, 1993
                                 (IN THOUSANDS)

                            BALLY     BALLY     BALLY             CONSOLIDATING  BALLY GAMING
                            WULFF     WULFF    GAMING,              AND OTHER   INTERNATIONAL,
                          AUTOMATEN VERTRIEBS    INC.    PARENT    ADJUSTMENTS       INC.
                          --------- ---------  --------  -------  ------------- --------------
Revenues:
 Sales..................   $42,437  $100,287   $ 59,709  $    --    $(37,862)      $164,571
 Other..................     1,497     3,083        807    1,479      (2,730)         4,136
                           -------  --------   --------  -------    --------       --------
                            43,934   103,370     60,516    1,479     (40,592)       168,707
                           -------  --------   --------  -------    --------       --------
Costs and expenses:
 Cost of sales..........    26,937    81,611     51,888       --     (38,726)       121,710
 Selling, general and
  administrative........     6,737    19,608     24,498    6,531         (17)        57,357
 Provision (credit) for
  doubtful receivables..       (13)      326      7,363      500          --          8,176
                           -------  --------   --------  -------    --------       --------
                            33,661   101,545     83,749    7,031     (38,743)       187,243
                           -------  --------   --------  -------    --------       --------
Operating income (loss).    10,273     1,825    (23,233)  (5,552)     (1,849)       (18,536)
Interest expense........        21     1,873      2,849    2,180      (2,499)         4,424
                           -------  --------   --------  -------    --------       --------
Income (loss) before in-
 come taxes and
 extraordinary gain.....    10,252       (48)   (26,082)  (7,732)        650        (22,960)
Provision (benefit) for
 income taxes...........     3,705      (557)        10       --       1,084          4,242
                           -------  --------   --------  -------    --------       --------
Income (loss) before ex-
 traordinary gain.......     6,547       509    (26,092)  (7,732)       (434)       (27,202)
Extraordinary gain on
 early extinguishment of
 debt...................        --        --      3,759       --          --          3,759
                           -------  --------   --------  -------    --------       --------
Net income (loss).......   $ 6,547  $    509   $(22,333) $(7,732)   $   (434)      $(23,443)
                           =======  ========   ========  =======    ========       ========


                            See accompanying notes.

                        BALLY GAMING INTERNATIONAL, INC.

                     CONSOLIDATING STATEMENTS OF OPERATIONS

                       YEAR ENDED DECEMBER 31, 1994
                                 (IN THOUSANDS)

                            BALLY     BALLY     BALLY            CONSOLIDATING  BALLY GAMING
                            WULFF     WULFF    GAMING,             AND OTHER   INTERNATIONAL,
                          AUTOMATEN VERTRIEBS    INC.   PARENT    ADJUSTMENTS       INC.
                          --------- ---------  -------- -------  ------------- --------------
Revenues:
 Sales..................   $47,419  $ 99,218   $130,452 $    --    $(45,771)      $231,318
 Other..................     1,189     3,578        776   2,856      (3,525)         4,874
                           -------  --------   -------- -------    --------       --------
                            48,608   102,796    131,228   2,856     (49,296)       236,192
                           -------  --------   -------- -------    --------       --------
Costs and expenses:
 Cost of sales..........    30,988    79,589     91,107      --     (44,625)       157,059
 Selling, general and
  administrative........     6,656    19,408     28,135   5,862         (72)        59,989
 Provision for doubtful
  receivables...........        11     1,894      3,858      --          --          5,763
                           -------  --------   -------- -------    --------       --------
                            37,655   100,891    123,100   5,862     (44,697)       222,811
                           -------  --------   -------- -------    --------       --------
Operating income (loss).    10,953     1,905      8,128  (3,006)     (4,599)        13,381
Interest expense........         2     1,648      3,871   4,486      (3,239)         6,768
                           -------  --------   -------- -------    --------       --------
Income (loss) before in-
 come taxes.............    10,951       257      4,257  (7,492)     (1,360)         6,613
Provision (benefit) for
 income taxes...........     3,885    (1,019)     1,685  (1,465)       (266)         2,820
                           -------  --------   -------- -------    --------       --------
Net income (loss).......   $ 7,066  $  1,276   $  2,572 $(6,027)   $ (1,094)      $  3,793
                           =======  ========   ======== =======    ========       ========


                            See accompanying notes.

                        BALLY GAMING INTERNATIONAL, INC.

                     CONSOLIDATING STATEMENTS OF OPERATIONS

                       YEAR ENDED DECEMBER 31, 1995
                                 (IN THOUSANDS)

                            BALLY     BALLY     BALLY            CONSOLIDATING  BALLY GAMING
                            WULFF     WULFF    GAMING,             AND OTHER   INTERNATIONAL,
                          AUTOMATEN VERTRIEBS    INC.   PARENT    ADJUSTMENTS       INC.
                          --------- ---------  -------- -------  ------------- --------------
Revenues:
 Sales..................   $52,263  $117,618   $127,985 $    --    $(53,395)      $244,471
 Other..................       889     3,477      1,155   2,911      (3,591)         4,841
                           -------  --------   -------- -------    --------       --------
                            53,152   121,095    129,140   2,911     (56,986)       249,312
                           -------  --------   -------- -------    --------       --------
Costs and expenses:
 Cost of sales..........    35,337    95,483     85,270      --     (52,959)       163,131
 Selling, general and
  administrative........     7,433    22,492     30,365   5,044         (45)        65,289
 Provision for doubtful
  receivables...........        --     1,697      5,015      --          --          6,712
 Unusual charges........       799     1,038        125   3,854          --          5,816
                           -------  --------   -------- -------    --------       --------
                            43,569   120,710    120,775   8,898     (53,004)       240,948
                           -------  --------   -------- -------    --------       --------
Operating income........     9,583       385      8,365  (5,987)     (3,982)         8,364
Interest expense........         1     1,398      4,155   4,613      (3,314)         6,853
                           -------  --------   -------- -------    --------       --------
Income (loss) before in-
 come taxes.............     9,582    (1,013)     4,210 (10,600)       (668)         1,511
Provision (benefit) for
 income taxes...........     3,987       134      1,665  (1,380)        498          4,904
                           -------  --------   -------- -------    --------       --------
Net income (loss).......   $ 5,595  $ (1,147)  $  2,545 $(9,220)   $ (1,166)      $ (3,393)
                           =======  ========   ======== =======    ========       ========


                            See accompanying notes.

                        BALLY GAMING INTERNATIONAL, INC.

                     CONSOLIDATING STATEMENTS OF CASH FLOWS

                          YEAR ENDED DECEMBER 31, 1993
                                 (IN THOUSANDS)

                                                                                     BALLY
                            BALLY     BALLY     BALLY              CONSOLIDATING     GAMING
                            WULFF     WULFF    GAMING,               AND OTHER   INTERNATIONAL,
                          AUTOMATEN VERTRIEBS    INC.     PARENT    ADJUSTMENTS       INC.
                          --------- ---------  --------  --------  ------------- --------------
Cash flows from
 operating activities:
 Net income (loss)......   $ 6,547  $    509   $(22,333) $ (7,732)    $ (434)       $(23,443)
 Adjustments to
  reconcile net income
  (loss) to cash
  provided by (used in)
  operating activities:
 Extraordinary gain on
  early extinguishment
  of debt...............       --        --      (3,759)      --         --           (3,759)
 Depreciation and
  amortization..........     1,609     2,466      2,221     1,557        250           8,103
 Deferred income taxes..       --        163        --        --         --              163
 Provision for doubtful
  receivables...........       (13)      326      7,363       500        --            8,176
 Provision for inventory
  valuation reserves....       --        --       6,156       --         --            6,156
 (Gain) loss on
  disposals of property,
  plant and equipment...       (40)       15         89       --         --               64
 Changes in operating
  assets and
  liabilities:
  Accounts and notes
   receivable...........     6,842    (3,384)   (15,213)     (957)    (4,936)        (17,648)
  Inventories...........    (2,987)    3,411    (15,290)      --        (211)        (15,077)
  Other current assets..      (824)      481        126      (423)      (894)         (1,534)
  Accounts payable and
   accrued liabilities..    (2,759)   (5,814)    12,060       423      5,807           9,717
 Other..................       --        --         --        --        (466)           (466)
                           -------  --------   --------  --------     ------        --------
  Cash provided by (used
   in) operating
   activities...........     8,375    (1,827)   (28,580)   (6,632)      (884)        (29,548)
                           -------  --------   --------  --------     ------        --------
Cash flows from
 investing activities:
 Net assets of
  distribution business
  acquired..............       --     (8,382)       --        --         --           (8,382)
 Purchases of property,
  plant and equipment...    (1,541)   (3,298)    (1,628)      --         --           (6,467)
 Proceeds from disposals
  of property, plant and
  equipment.............        57       585        449       --         --            1,091
 Other..................       --        --         110       --         241             351
                           -------  --------   --------  --------     ------        --------
  Cash provided by (used
   in) investing
   activities...........    (1,484)  (11,095)    (1,069)      --         241         (13,407)
                           -------  --------   --------  --------     ------        --------
Cash flows from
 financing activities:
Proceeds from issuance
 of Senior Secured
 Notes..................       --        --         --     40,000        --           40,000
Net change in lines of
 credit.................       --     20,825      5,667     2,219        --           28,711
Repayments of long-term
 debt...................       --     (7,376)      (415)  (21,970)       --          (29,761)
Change in payables
 to/receivables from
 affiliates.............       --        --      21,170   (21,813)       643             --
Exercise of stock
 warrants...............       --        --         --         30        --               30
Intercompany dividends..    (8,167)      --         --      8,167        --              --
                           -------  --------   --------  --------     ------        --------
  Cash provided by (used
   in) financing
   activities...........    (8,167)   13,449     26,422     6,633        643          38,980
                           -------  --------   --------  --------     ------        --------
Effect of exchange rate
 changes on cash........       (69)     (320)       --        --         --             (389)
                           -------  --------   --------  --------     ------        --------
Increase (decrease) in
 cash and cash
 equivalents............    (1,345)      207     (3,227)        1        --           (4,364)
Cash and cash
 equivalents, beginning
 of period..............     1,844     4,400      3,556       --         --            9,800
                           -------  --------   --------  --------     ------        --------
Cash and cash
 equivalents, end of
 period.................   $   499  $  4,607   $    329  $      1     $  --         $  5,436
                           =======  ========   ========  ========     ======        ========
Supplemental cash flows
 information:
 Operating activities
  include cash payments
  (receipts) for
  interest and income
  taxes as follows:
 Interest paid..........   $    22  $    942   $    327  $  1,619     $  --         $  2,910
 Income taxes paid
  (received)............     5,732     1,077        --       (355)       --            6,454
 Investing activities
  exclude the following
  non-cash activities:
 Exchange of income tax
  receivable for
  intangible assets and
  equipment.............       --        --         454     1,515        --            1,969
 Financing activities
  exclude the following
  non-cash activities:
 Issuance of restricted
  stock awards..........       --        --         --      1,150        --            1,150

                            See accompanying notes.

                        BALLY GAMING INTERNATIONAL, INC.

                     CONSOLIDATING STATEMENTS OF CASH FLOWS

                          YEAR ENDED DECEMBER 31, 1994
                                 (IN THOUSANDS)

                                                                                 BALLY
                           BALLY     BALLY    BALLY            CONSOLIDATING     GAMING
                           WULFF     WULFF   GAMING,             AND OTHER   INTERNATIONAL,
                         AUTOMATEN VERTRIEBS  INC.    PARENT    ADJUSTMENTS       INC.
                         --------- --------- -------  -------  ------------- --------------
Cash flows from
 operating activities:
 Net income (loss)......  $ 7,066   $ 1,276  $ 2,572  $(6,027)    $(1,094)      $  3,793
 Adjustments to
  reconcile net income
  (loss) to cash
  provided by (used in)
  operating activities:
 Depreciation and
  amortization..........    2,556     2,491    1,974    1,342         (92)         8,271
 Deferred income taxes..     (415)      (56)      --       --         175           (296)
 Provision for doubtful
  receivables...........       11     1,894    3,858       --          --          5,763
 Provision for
  inventory valuation...       --        --    2,230       --          --          2,230
 (Gain) loss on
  disposals of
  property, plant and
  equipment.............       --         6      (89)      --          --            (83)
 Changes in operating
  assets and
  liabilities:
   Accounts and notes
    receivable..........   (2,237)   (3,099)  (9,783)    (644)        (60)       (15,823)
   Inventories..........    1,096       476   (5,573)      --         112         (3,889)
   Other current assets.      286    (1,711)     139      572           1           (713)
   Accounts payable and
    accrued liabilities.    1,708      (342)   2,396     (912)       (120)         2,730
 Other..................      450      (759)      --      183        (633)          (759)
                          -------   -------  -------  -------     -------       --------
  Cash provided by
   (used in) operating
   activities...........   10,521       176   (2,276)  (5,486)     (1,711)         1,224
                          -------   -------  -------  -------     -------       --------
Cash flows from
 investing activities:
 Purchases of property,
  plant and equipment...   (3,086)   (4,363)  (2,088)      --          --         (9,537)
 Proceeds from disposals
  of property, plant and
  equipment.............       --     1,414      335       --          --          1,749
 Other..................       --        --      268       --       1,129          1,397
                          -------   -------  -------  -------     -------       --------
  Cash provided by
   (used in) investing
   activities...........   (3,086)   (2,949)  (1,485)      --       1,129         (6,391)
                          -------   -------  -------  -------     -------       --------
Cash flows from
 financing activities:
 Net change in lines of
  credit................       --    16,192    4,419      812          --         21,423
 Repayments of long-term
  debt..................       --   (11,675)    (704)    (813)         --        (13,192)
 Change in payables
  to/receivables from
  affiliates............       --        --       72     (654)        582             --
 Dividends to/from
  affiliate.............   (6,654)      514       --    6,140          --             --
                          -------   -------  -------  -------     -------       --------
  Cash provided by
   (used in) financing
   activities...........   (6,654)    5,031    3,787    5,485         582          8,231
Effect of exchange rate
 changes on cash........       82       622       --       --          --            704
                          -------   -------  -------  -------     -------       --------
Increase (decrease) in
 cash and cash
 equivalents............      863     2,880       26       (1)         --          3,768
Cash and cash
 equivalents, beginning
 of year................      499     4,607      329        1          --          5,436
                          -------   -------  -------  -------     -------       --------
Cash and cash
 equivalents, end of
 year...................  $ 1,362   $ 7,487  $   355  $    --     $    --       $  9,204
                          =======   =======  =======  =======     =======       ========
Supplemental cash flows
 information:
 Operating activities
  include cash payments
  (receipts) for
  interest and income
  taxes as follows:
 Interest paid..........  $     3   $   981  $   789  $ 4,199     $    --       $  5,972
 Income taxes paid
  (received)............    4,038      (105)      12       75          --          4,020
 Investing activities
  exclude the following
  non-cash activities:
 Capital contribution
  to affiliate..........       --        --       --   (5,492)         --         (5,492)
 Long-term note
  received from sale of
  assets................       --        --      517       --          --            517
 Financing activities
  exclude the following
  non-cash activities:
 Capital contribution
  from affiliate........      899     4,593       --       --          --          5,492
 Issuance of Company
  common stock under
  compensation
  agreement.............       --        --       --      222          --            222
 Issuance of note
  payable for license
  agreement.............       --        --       --    1,465          --          1,465

                            See accompanying notes.

                        BALLY GAMING INTERNATIONAL, INC.

                     CONSOLIDATING STATEMENTS OF CASH FLOWS

                          YEAR ENDED DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                                                                   BALLY
                             BALLY     BALLY    BALLY            CONSOLIDATING     GAMING
                             WULFF     WULFF   GAMING,             AND OTHER   INTERNATIONAL,
                           AUTOMATEN VERTRIEBS  INC.    PARENT    ADJUSTMENTS       INC.
                           --------- --------- -------  -------  ------------- --------------
Cash flows from operating
 activities:
 Net income (loss).......   $5,595    $(1,147) $2,545   $(9,220)    $(1,166)      $(3,393)
 Adjustments to reconcile
  net income (loss) to
  cash provided by (used
  in) operating
  activities:
 Depreciation and
  amortization...........    2,602      3,120   2,029     1,312        (110)        8,953
 Deferred income taxes...       --         63      --        --        (841)         (778)
 Provision for doubtful
  receivables............       --      1,697   5,015        --          --         6,712
 Provision for inventory
  valuation..............       --         --   1,955        --          --         1,955
 Provision for writedown
  of building to be
  sold...................       --        812      --        --          --           812
 (Gain) loss on
  disposals of property,
  plant and equipment....      (17)        67      (2)       --          --            48
 Changes in operating
  assets and liabilities:
 Accounts and notes
  receivable.............    1,223     (2,855) (8,672)       --          --       (10,304)
 Inventories.............     (393)    (2,140)    142        --         224        (2,167)
 Other current assets....     (119)     1,763      (1)     (364)         --         1,279
 Accounts payable and
  accrued liabilities....      239      1,240  (1,235)   (1,139)      1,473           578
 Other, net..............       (1)      (402)      7       819        (323)          100
                            ------    -------  ------   -------     -------       -------
   Cash provided by (used
    in) operating
    activities...........    9,129      2,218   1,783    (8,592)       (743)        3,795
                            ------    -------  ------   -------     -------       -------
 Cash flows from
  investing activities:
 Purchases of property,
  plant and equipment....   (1,694)    (5,468) (1,078)       --          --        (8,240)
 Proceeds from disposals
  of property, plant and
  equipment..............       24      1,728       5        --          --         1,757
 Other...................       --         --     (10)       --         260           250
                            ------    -------  ------   -------     -------       -------
   Cash provided by (used
    in) investing
    activities...........   (1,670)    (3,740) (1,083)       --         260        (6,233)
                            ------    -------  ------   -------     -------       -------
 Cash flows from
  financing activities:
 Net change in lines of
  credit.................       --     (1,273)  1,632        --          --           359
 Repayments of long-term
  debt...................       --         (2) (2,287)     (620)          1        (2,908)
 Change in payables
  to/receivables from
  affiliates.............    2,058     (2,058)    533    (1,015)        482            --
 Exercise of stock
  options................       --         --      --       588          --           588
 Dividends to/from
  affiliates.............   (9,639)        --      --     9,639          --            --
                            ------    -------  ------   -------     -------       -------
   Cash provided by (used
    in) financing
    activities...........   (7,581)    (3,333)   (122)    8,592         483        (1,961)
 Effect of exchange rate
  changes on cash........      113        608      --        --          --           721
                            ------    -------  ------   -------     -------       -------
 Increase (decrease) in
  cash and cash
  equivalents............       (9)    (4,247)    578        --          --        (3,678)
 Cash and cash
  equivalents, beginning
  of period..............    1,362      7,487     355        --          --         9,204
                            ------    -------  ------   -------     -------       -------
 Cash and cash
  equivalents, end of
  period.................   $1,353    $ 3,240  $  933   $    --     $    --       $ 5,526
                            ======    =======  ======   =======     =======       =======
 Supplemental cash flows
  information:
 Operating activities
  include cash payments
  (receipts) for
  interest and income
  taxes as follows:
  Interest paid..........   $    1    $ 1,335  $1,178   $ 4,374     $    --       $ 6,888
  Income taxes paid
   (refunded), net.......    3,104     (1,694)     85       306          --         1,801

                          See accompanying notes.

                       BALLY GAMING INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATING FINANCIAL STATEMENTS

           (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)

BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

  These notes to consolidating financial statements should be read in conjunction with the consolidated financial statements and notes thereto.

  Certain reclassifications have been made to prior years' financial statements to conform with the 1995 presentation.

  Hereafter, references to the Company are to the subsidiaries of Bally Gaming International, Inc.

RESEARCH AND DEVELOPMENT

  The Company expenses product research and development costs as incurred. Research and development costs for the years ended December 31, 1993, 1994 and 1995 were:

                                                                  BALLY GAMING
                            BALLY WULFF BALLY WULFF    BALLY     INTERNATIONAL,
                             AUTOMATEN   VERTRIEBS  GAMING, INC.      INC.
                            ----------- ----------- ------------ --------------
     1993..................   $3,350       $  --       $4,440        $7,790
                              ======       =====       ======        ======
     1994..................   $3,546       $  --       $5,199        $8,745
                              ======       =====       ======        ======
     1995..................   $3,561       $  --       $5,639        $9,200
                              ======       =====       ======        ======

ACCOUNTS AND NOTES RECEIVABLE

  The following table represents, at December 31, 1995, scheduled collections of accounts and notes receivable (net of allowances for doubtful accounts) by year:

                                                   CONSOLIDATING  BALLY GAMING
       BALLY WULFF BALLY WULFF    BALLY              AND OTHER   INTERNATIONAL,
        AUTOMATEN   VERTRIEBS  GAMING, INC. PARENT  ADJUSTMENTS       INC.
       ----------- ----------- ------------ ------ ------------- --------------
1996..   $1,804      $51,110     $38,948    $4,772    $(9,458)      $87,176
1997..       --        1,464       6,786        --         --         8,250
1998..       --          190       1,541        --         --         1,731
         ------      -------     -------    ------    -------       -------
         $1,804      $52,764     $47,275    $4,772    $(9,458)      $97,157
         ======      =======     =======    ======    =======       =======

LONG-TERM DEBT

  Aggregate annual maturities of long-term debt for the five years after December 31, 1995 are:

                                                                   BALLY GAMING
                                 BALLY WULFF    BALLY             INTERNATIONAL,
                                  VERTRIEBS  GAMING, INC. PARENT       INC.
                                 ----------- ------------ ------- --------------
     1996.......................   $14,333      $  212    $   412    $14,957
     1997.......................     1,572       9,435        456     11,463
     1998.......................     3,149          --     40,468     43,617
     1999.......................        --          --        251        251
     2000.......................        --          --         --         --
                                   -------      ------    -------    -------
     Total......................   $19,054      $9,647    $41,587    $70,288
                                   =======      ======    =======    =======

                       BALLY GAMING INTERNATIONAL, INC.

        (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)

OTHER REVENUES

  Other revenues for the year ended December 31, 1994 were as follows:

                           BALLY     BALLY                        CONSOLIDATING
                           WULFF     WULFF      BALLY               AND OTHER      BALLY GAMING
                         AUTOMATEN VERTRIEBS GAMING, INC. PARENT   ADJUSTMENTS  INTERNATIONAL, INC.
                         --------- --------- ------------ ------  ------------- -------------------
Interest................  $  294    $2,932       $608     $2,943     $(3,239)         $3,538
Currency transaction
 gain (loss)............       3        52          2        (87)         --             (30)
Other...................     892       594        166         --        (286)          1,366
                          ------    ------       ----     ------     -------          ------
                          $1,189    $3,578       $776     $2,856     $(3,525)         $4,874
                          ======    ======       ====     ======     =======          ======

  Other revenues for the year ended December 31, 1995 were as follows:

                           BALLY     BALLY                        CONSOLIDATING
                           WULFF     WULFF      BALLY               AND OTHER      BALLY GAMING
                         AUTOMATEN VERTRIEBS GAMING, INC. PARENT   ADJUSTMENTS  INTERNATIONAL, INC.
                         --------- --------- ------------ ------  ------------- -------------------
Interest................   $362     $2,626      $  962    $2,979     $(3,314)         $3,615
Currency transaction
 gain (loss)............     --         62         (29)      (68)        (18)            (53)
Other...................    527        789         222        --        (259)          1,279
                           ----     ------      ------    ------     -------          ------
                           $889     $3,477      $1,155    $2,911     $(3,591)         $4,841
                           ====     ======      ======    ======     =======          ======

UNUSUAL CHARGES

  During the year ended December 31, 1995, Parent and Bally Gaming, Inc. incurred approximately $3.9 million and $.1 million, respectively, in legal, accounting, investment banking, public and investor relations and printing costs in connection with the merger agreement with WMS Industries, Inc., which has since been terminated, Alliance's tender offer and consent solicitation and the pending Alliance Merger. All of these costs have been expensed as incurred. Such costs will continue to be incurred in 1996.

  During the fourth quarter of 1995, Vertriebs recorded a non-recurring charge of $.8 million to writedown to net realizable value a building to be sold. The provision was based on a strategic decision to sell the building as Wulff's other distribution offices adequately covered the geographic region that would have been served by this facility.

  During 1995, Wulff increased the amount of value added tax reserves by $1.0 million as a result of developments to date in an ongoing quadrennial audit of Wulff's tax returns for the years 1988 through 1991. While no written claim or assessment has been issued, the German tax authorities have orally proposed preliminary adjustments which range from $1.4 million (which has been accrued) to $5.0 million. The Company has accrued the liability as, based on current developments, the Company's estimate of the ultimate outcome and its experience in contesting these matters, it is probable that a liability has been incurred and a range of costs can be reasonably estimated. As the scope of the liability is better determined, there could be changes in the estimate of the ultimate liability. Management believes that the preliminary proposed adjustments are without merit and the ultimate results of the audit will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

                        BALLY GAMING INTERNATIONAL, INC.

         (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)

COMMITMENTS AND CONTINGENCIES

  The Company leases certain facilities and equipment for production, selling and administrative purposes under operating leases. Future minimum lease payments at December 31, 1995 under operating leases that have initial or remaining lease terms in excess of one year are as follows:

                                                                  BALLY GAMING
                            BALLY WULFF BALLY WULFF    BALLY     INTERNATIONAL,
                             AUTOMATEN   VERTRIEBS  GAMING, INC.      INC.
                            ----------- ----------- ------------ --------------
     1996..................   $  608      $1,610       $  918        $3,136
     1997..................      608       1,505          640         2,753
     1998..................       --       1,157          597         1,754
     1999..................       --         878          483         1,361
     2000..................       --         680          441         1,121
     Thereafter............       --         767        1,077         1,844
                              ------      ------       ------       -------
                              $1,216      $6,597       $4,156       $11,969
                              ======      ======       ======       =======

  Rent expense for the years ended December 31, 1993, 1994 and 1995 was:

                                                                  BALLY GAMING
                     BALLY WULFF BALLY WULFF    BALLY            INTERNATIONAL,
                      AUTOMATEN   VERTRIEBS  GAMING, INC. PARENT      INC.
                     ----------- ----------- ------------ ------ --------------
     1993...........    $680       $1,519       $  405     $ --      $2,604
                        ====       ======       ======     ====      ======
     1994...........    $621       $1,604       $  487     $ --      $2,712
                        ====       ======       ======     ====      ======
     1995...........    $615       $1,731       $1,221     $  2      $3,569
                        ====       ======       ======     ====      ======

                        BALLY GAMING INTERNATIONAL, INC.
                               SUPPLEMENTARY DATA
QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                       THREE MONTHS ENDED
                         ------------------------------------------------------
                                                      SEPTEMBER     DECEMBER
                          MARCH 31,     JUNE 30,         30,           31,
                         ------------  ------------  ------------  ------------
                         1994   1995   1994   1995   1994   1995   1994   1995
                         -----  -----  -----  -----  -----  -----  -----  -----
                                         (IN MILLIONS, EXCEPT PER
CONSOLIDATED                                    SHARE DATA)
  Revenues.............. $61.7  $68.3  $58.9  $69.2  $49.3  $51.5  $66.3  $60.3
  Gross profit..........  19.4   24.8   17.6   23.9   16.3   17.7   25.8   19.8
  Operating income
   (loss)...............   4.0    6.7    2.7    4.6    1.2   (1.3)   5.5   (1.6)
  Net income (loss).....   1.3    2.8    1.6    1.1   (1.4)  (3.8)   2.2   (3.5)
  Net income (loss) per
   share of common
   stock................ $ .12  $ .27  $ .15  $ .10  $(.13) $(.35) $ .21  $(.33)
WULFF
  Revenues.............. $29.1  $36.0  $21.4  $35.5  $26.4  $27.0  $34.2  $32.2
  Gross profit..........  10.0   12.4    5.6   11.9    8.9    9.3   14.5    8.9
  Operating income
   (loss)...............   2.5    3.8    (.4)   3.0    2.5     .8    4.6   (2.0)
  Net income (loss).....   1.1    1.4    (.1)   1.0    1.3    (.3)   3.0   (2.4)
GAMING
  Revenues.............. $30.2  $28.0  $35.0  $33.0  $21.4  $24.0  $31.3  $23.4
  Gross profit..........   7.4    8.6    9.2    9.0    5.2    7.0    9.2    5.9
  Operating income
   (loss)...............   1.0    1.0    1.8     .6   (1.8)  (1.6)    .6   (2.2)
  Net income (loss).....   (.3)   (.6)    .4    (.9)  (3.2)  (3.0)  (1.1)  (3.7)
SYSTEMS
  Revenues.............. $ 3.0  $ 6.1  $ 4.3  $ 4.2  $ 2.8  $ 2.4  $ 3.3  $ 8.0
  Gross profit..........   2.0    3.9    2.8    3.0    2.2    1.5    2.1    5.0
  Operating income......    .5    2.1    1.3    1.0     .5    (.5)    .3    2.6
  Net income............    .5    2.1    1.3    1.0     .5    (.5)    .3    2.6

                                                                         ANNEX I


                              AMENDED AND RESTATED

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                          ALLIANCE GAMING CORPORATION,

                             BGII ACQUISITION CORP.

                                      AND

                        BALLY GAMING INTERNATIONAL, INC.

                               TABLE OF CONTENTS

  1. The Merger.............................................................   1
     1.1 The Merger.........................................................   1
     1.2 Consummation of the Merger.........................................   1
     1.3 Effective Time.....................................................   1
     1.4 Effect of the Merger...............................................   2
     1.5 Certificate of Incorporation; By-Laws..............................   2
     1.6 Directors and Officers.............................................   2
     1.7 Further Actions....................................................   2
  2. Conversion and Exchange of Shares......................................   2
     2.1 Exchange of Shares.................................................   2
     2.2 Exchange Procedures................................................   5
     2.3 Dividends and Distributions........................................   6
     2.4 No Fractional Shares...............................................   6
     2.5 Adjustment of Amount of Company Stock Consideration................   7
     2.6 Transfers Following the Effective Time.............................   7
  3. Representations and Warranties of Alliance.............................   7
  4. Representations and Warranties of the Company..........................  12
  5. Conduct of Business Pending the Merger.................................  16
     5.1 Conduct of Business by the Company Pending the Merger..............  16
     5.2 Conduct of Business by Alliance Pending the Merger.................  18
     5.3 Notice of Breach...................................................  18
  6. Additional Agreements..................................................  19
     6.1 Registration Statement; Proxy Statement; Auditors' Letters; Other
          Matters...........................................................  19
     6.2 Alternative Proposals..............................................  20
     6.3 Indemnification of Directors and Officers..........................  20
     6.4 Regulatory Compliance..............................................  21
     6.5 Registration Rights................................................  21
     6.6 Omitted............................................................  21
     6.7 Arrangements with Certain Officers of the Company..................  21
  7. Closing Conditions.....................................................  22
     7.1 Conditions to Obligations of Each Party to Effect the Merger.......  22
         7.1.1 Effectiveness of the Registration Statement.................   22
         7.1.2 Stockholder Approval........................................   22
         7.1.3 No Order....................................................   22
         7.1.4 HSR Act.....................................................   22
         7.1.5 Governmental Approvals......................................   22
         7.1.6 Financing...................................................   22
     7.2 Additional Conditions to Obligations of Alliance...................  22
         7.2.1 Representations and Warranties..............................   22
         7.2.2 Agreement and Covenants.....................................   22
         7.2.3 Omitted.....................................................   22
         7.2.4 Omitted.....................................................   22
         7.2.5 Omitted.....................................................   23
         7.2.6 Arrangements with Certain Officers of the Company...........   23
         7.2.7 Omitted.....................................................   23

          7.2.8  Omitted...................................................   23
          7.2.9  No Material Adverse Change to the Company.................   23
          7.2.10 Third Party Consents......................................   23
          7.2.11 Gaming Regulatory Approval................................   23
     7.3  Additional Conditions to Obligations of the Company...............  23
          7.3.1  Representations and Warranties............................   23
          7.3.2  Agreements and Covenants..................................   23
          7.3.3  Public Offering of Series B Special Stock.................   23
          7.3.4  Omitted...................................................   23
          7.3.5  No Material Adverse Change to Alliance....................   23
          7.3.6  Third Party Consents......................................   23
          7.3.7  Gaming Regulatory Approval................................   23
  8. Termination; Effect of Termination.....................................  24
     8.1  Right to Terminate................................................  24
     8.2  Certain Effects of Termination....................................  24
  9. Miscellaneous..........................................................  25
     9.1  Effectiveness of Representations, Warranties and Agreements.......  25
     9.2  Entire Agreement..................................................  25
     9.3  Notices...........................................................  26
     9.4  No Waiver.........................................................  26
     9.5  Governing Law.....................................................  26
     9.6  Expenses, Transfer Taxes; Certain Payments........................  27
     9.7  Assignment........................................................  29
     9.8  Binding Agreement.................................................  29
     9.9  Headings..........................................................  29
     9.10 Counterparts......................................................  29
     9.11 Confidentiality...................................................  29

                                 DEFINED TERMS

   TERM                                                       SECTION
   ----                                                       -------
Alliance..........................................       Page 1, first paragraph
Alliance Common...................................                         2.1.2
Alliance Disclosure Schedule......................                             3
Alliance ERISA Affiliate..........................                        3.11.3
Alliance Plans....................................                        3.11.1
Alliance Fault Termination........................                           6.3
Alliance Special Stock............................                           3.6
Alliance Stockholders............................. Page 1, fourth WHEREAS clause
Alliance Subsidiaries.............................                           3.1
Alliance Subsidiary...............................                           3.1
Alliance's SEC Documents..........................                           3.7
Agreement.........................................       Page 1, first paragraph
Alternative Proposal..............................                           6.2
Cash Consideration................................                         2.1.2
CERCLA............................................                        3.15.2
Certificate of Merger.............................                           1.3
Certificates......................................                         2.2.2
Code..............................................                         2.2.6
Common Stock Consideration........................                         2.1.2
Company...........................................       Page 1, first paragraph
Company Common....................................                           2.1
Company Disclosure Schedule.......................                             4
Company ERISA Affiliate...........................                        4.12.3
Company Option....................................                         2.1.3
Company Options...................................                         2.1.3
Company Plans.....................................                        4.12.1
Company Preferred.................................                           4.6
Company's SEC Documents...........................                           4.8
Company Stock Option Plans........................                         2.1.3
Company Stockholders..............................  Page 1, third WHEREAS clause
Company Subsidiaries..............................                           4.1
Company Subsidiary................................                           4.1
Company Warrant...................................                         2.1.3
Company Warrants..................................                         2.1.3
Delaware Law......................................  Page 1, first WHEREAS clause
Dissenting Shares.................................                         2.1.4
Effective Time....................................                           1.3
Environmental Laws................................                        3.15.2
Environmental Permits.............................                        3.15.2
ERISA.............................................                        3.11.1
Exchange Act......................................                           3.4
Exchange Agent....................................                         2.2.1
Exchange Fund.....................................                         2.2.1
GAAP..............................................                           3.7
Gaming Regulatory Authorities.....................                           3.4
Governmental Entity...............................                           3.4
Hazardous Materials...............................                        3.15.2
HSR Act...........................................                           3.4
Indebtedness......................................                         5.1.3
Material Adverse Effect...........................                      3.2, 4.2

   TERM                                                       SECTION
   ----                                                       -------
Material Contracts.................................                   3.17, 4.18
Meeting............................................                        6.1.1
Merger Consideration...............................                        2.1.2
Merger............................................. Page 1, first WHEREAS clause
Merger Subsidiary..................................                          1.1
NASDAQ.............................................                        2.1.2
Proxy Statement-Prospectus.........................                        6.1.1
Registration Statement.............................                          3.4
Release............................................                       3.15.2
Return.............................................                       3.10.1
Returns............................................                       3.10.1
SEC................................................                          3.4
Securities Act.....................................                          3.4
Share Consideration................................                        2.1.2
Special Stock Consideration........................                        2.1.2
Surviving Corporation..............................                          1.1
Tax................................................                       3.10.1
Taxes..............................................                       3.10.1
Warrant Agreements.................................                        2.1.3
WMS Agreement......................................                          4.5

               AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

  Amended and Restated Agreement and Plan of Merger (this "Agreement"), by and between Alliance Gaming Corporation, a Nevada corporation ("Alliance"), BGII Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Alliance ("BAC"), and Bally Gaming International, Inc., a Delaware corporation (the "Company").

                                  WITNESSETH:

  Whereas, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware ("Delaware Law"), BAC will be merged with and into the Company (the "Merger"); and

  Whereas, Bally Gaming, Inc., a Nevada corporation and wholly-owned subsidiary of the Company, will, as a result of the Merger, become a wholly-owned subsidiary of the surviving corporation of the Merger; and

  Whereas, the Board of Directors of the Company has determined that the Merger is consistent with and in furtherance of the long-term business strategies of the Company and is fair to, and in the best interest of, the Company and its stockholders (the "Company Stockholders") and has approved and adopted this Agreement and has approved the Merger and the other transactions contemplated hereby and recommended approval and adoption of this Agreement and approval of the Merger by the Company Stockholders; and

  Whereas, the Boards of Directors of Alliance and BAC have determined that the Merger is consistent with and in furtherance of their long-term business strategies and is fair to, and in the best interest of, Alliance and BAC and their respective stockholders (the shareholders of Alliance being referred to as the "Alliance Stockholders") and have approved and adopted this Agreement and have approved the Merger and the other transactions contemplated hereby and recommended approval and adoption of this Agreement and approval of the Merger by the Alliance Stockholders; and

  Whereas, contemporaneously herewith the parties have entered into an agreement settling certain litigation between them and Alliance has terminated its tender offer and consent solicitation relating to the Company;

  Now, Therefore, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto agree as follows:

1. THE MERGER.

  1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Delaware Law, at the Effective Time (as herein defined), BAC shall be merged with and into the Company, the separate existence of BAC shall cease and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation"); provided that immediately after the Effective Time the Company's wholly-owned subsidiary, Bally Gaming, Inc., shall continue in existence as a wholly-owned subsidiary of the Surviving Corporation.

  1.2 Consummation of the Merger. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Article 8 and subject to the satisfaction or waiver of the conditions set forth in Article 7, the consummation of the Merger will take place as promptly as practicable after the satisfaction or waiver of the conditions set forth in Article 7 (but not before January 9, 1996) at the offices of Milbank, Tweed, Hadley & McCloy, 1 Chase Manhattan Plaza, New York, New York, unless another date, time and place is agreed to in writing by the parties hereto.

  1.3 Effective Time. As promptly as practicable after the satisfaction or waiver of the conditions set forth in Article 7, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the

"Certificate of Merger") with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with the relevant provisions of, Delaware Law (the date and time of such filing, or such later date or time as set forth therein, being the "Effective Time").

  1.4 Effect of the Merger. At and after the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and BAC shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and BAC shall become the debts, liabilities and duties of the Surviving Corporation.

  1.5 Certificate of Incorporation; By-Laws. At and after the Effective Time, the Certificate of Incorporation and By-Laws of the Company, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and By-Laws of the Surviving Corporation.

  1.6 Directors and Officers. At and after the Effective Time, the directors and officers of BAC holding office immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, until their respective successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation.

  1.7 Further Actions. At and after the Effective Time, the Surviving Corporation shall take all action as shall be required in connection with the Merger, including, but not limited to, the execution and delivery of any further deeds, assignments, instruments or documentation as are necessary or desirable to carry out the provisions of this Agreement.

2. CONVERSION AND EXCHANGE OF SHARES.

  2.1 Exchange of Shares. As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of any shares of common stock, par value $.01 per share, of the Company (the "Company Common"):

    2.1.1 All shares of Company Common which are held by the Company or any subsidiary of the Company, and any shares of Company Common owned by Alliance or any Alliance Subsidiary (as hereinafter defined), including without limitation BAC, shall be cancelled and retired and shall cease to exist and no stock of Alliance or other consideration shall be delivered in exchange therefor. Each share of common stock, $.01 par value, of BAC shall become a share of the Surviving Corporation's common stock.

    2.1.2 At the Effective Time, by virtue of the Merger and without any action on the part of BAC, the Company or the holders of any shares of the Company Common, each share of Company Common, issued and outstanding immediately prior to the Effective Time (other than shares held by the Company, Alliance or any of their respective subsidiaries) will be converted into the right to receive (i) an amount of cash determined by dividing $76,700,000 by the number of outstanding shares of Company Common (other than those referred to in Section 2.1.1) (the "Cash Consideration"),
  (ii) a fraction of a share of Alliance Common Stock, par value $.10 per share ("Alliance Common"), equal to the quotient of $.30 and the Alliance Average Trading Price (as hereinafter defined) (the "Common Stock Consideration") and (iii) that number of shares (or fractions thereof) of the 15% Non-Voting Junior Special Stock, Series B, $.10 par value, of Alliance having the terms specified in the form of Certificate of Designations, Preferences and Relative Participating, Optional and Other Special Rights of Special Stock and Qualifications, Limitations and Restrictions Thereof attached hereto as Annex I or having other terms not less favorable to the holders thereof than those in Annex I (the "Series B Special Stock") equal to $11.40 less the Cash Consideration, such shares to be valued at the gross cash offering price at which shares of Series B Special Stock are issued pursuant to a registered public offering in satisfaction of the condition contained in Section 7.1.6 (the "Special Stock Consideration", and together with the Common Stock Consideration, the "Share Consideration", and the Share Consideration together with the Cash Consideration, the "Merger

  Consideration"), with fractional shares of such Series B Special Stock rounded to the nearest 1/1000 share. All shares of Company Common to be converted into shares of Alliance Common and Series B Special Stock and the right to receive cash pursuant to this Section 2.1.2 are hereinafter referred to as the "Converted Shares". The Alliance Average Trading Price shall mean the average daily closing price per share, rounded to three decimal places, of Alliance Common as reported through the National Association of Securities Dealers Automated Quotation System ("NASDAQ") National Market System for the ten consecutive trading days ending on (and including) the third trading day prior to the Effective Time.

    2.1.3 All (i) options (individually, a "Company Option" and collectively, the "Company Options") outstanding at the Effective Time under the Company 1991 Incentive Plan, the Company 1991 Non-Employee Directors' Option Plan, the Company 1992 Restricted Stock Performance Plan and the Company 1994 Stock Option Plan for Non-Employee Directors (all as amended through the Effective Time and collectively, the "Company Stock Option Plans") and (ii) warrants (individually, a "Company Warrant" and collectively, the "Company Warrants") to purchase Company Common listed on the Company Disclosure Schedule (as herein defined) hereto issued pursuant to warrant agreements (the "Warrant Agreements") shall remain outstanding following the Effective Time for the remainder of their terms and in accordance with the terms of the respective Company Stock Option Plans and Warrant Agreements; provided, however, that (i) all Company Options subject to the provisions of Company Stock Option Plans which shorten the exercise period by reason of the Merger and (ii) all Company Options held by directors of the Company regardless of any provision in any Company Option held by such director or the Company Stock Option Plan pursuant to which such Company Option was granted which may shorten the exercisability thereof as a result of such person ceasing to be a director, officer or employee of the Company shall be amended (which amendment shall be submitted for approval of the Company Stockholders, if necessary) to the extent necessary to permit such Company Options to remain exercisable for the lesser of (A) the original full option period, or (B) three years from the Effective Time of the Merger. At the Effective Time (or such earlier time as may be required by the express terms thereof), such Company Options and Company Warrants (as amended or adjusted as a result of the Merger in accordance with the applicable Company Stock Option Plan or Warrant Agreement) shall, by virtue of the Merger and without any further action on the part of the Company or the holder of any such Company Options and Company Warrants, become fully vested and exercisable (to the extent not already fully vested and exercisable) pursuant to (and only pursuant to) their terms and in accordance with the terms of the respective Company Stock Option Plans and Warrant Agreements and shall be assumed by Alliance. From and after the Effective Time, each Company Option and Company Warrant and any other options or warrants to acquire Company Common listed on the Company Disclosure Schedule (which indicates which Company Options are in categories (x) and (y) below) assumed by Alliance shall be exercisable for the Merger Consideration per share of Company Common subject to any such option or warrant at the option price or exercise price of such option or warrant in effect immediately prior to the Effective Time, except that at the election of any other person (other than Messrs. Gillman, Jenkins and Kloss) who is an employee of the Company immediately prior to the Effective Time (such election to be made in writing to the Company on or prior to the Effective Time), any such Company Option held by him or her shall instead be exercisable for a number of shares of Alliance Common equal to the number of shares of Company Common subject thereto at an exercise price equal to the Alliance Average Trading Price. From and after the date of this Agreement, no additional options shall be granted and no additional warrants shall be issued by the Company or the Company Subsidiaries (as herein defined) under the Company Stock Option Plans, Warrant Agreements or otherwise, except as set forth on the Company Disclosure Schedule.

    2.1.4 (i) Notwithstanding any provision of this Agreement to the contrary, each outstanding share of Company Common the holder of which has not voted in favor of the Merger, has perfected such holder's right to any appraisal of such holder's shares in accordance with the applicable provisions of Delaware law and has not effectively withdrawn or lost such right to appraisal (a "Dissenting Share"), shall not be converted into or represent a right to receive the Merger Consideration pursuant to Section 2.1.2, but the holder thereof shall be entitled only to such rights as are granted by the applicable provisions of Delaware law; provided, however, that any Dissenting Share held by a person at the Effective Time who shall, after the Effective Time, withdraw the demand for appraisal or lose the right of appraisal, in either case pursuant to Delaware law, shall be deemed to be converted into, as of the Effective Time, the right to receive the Merger Consideration pursuant to Section 2.1.2.

      (ii) the Company shall give Alliance (x) prompt notice of any written demands for appraisal, withdrawals of demands for appraisal and any other instruments served pursuant to the applicable provisions of Delaware law relating to the appraisal process received by the Company and (y) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under Delaware law. The Company will not voluntarily make any payment with respect to any demands for appraisal and will not, except with prior written consent of Alliance, settle or offer to settle any such demands.

  2.2 Exchange Procedures.

  2.2.1 Immediately prior to the Effective Time, Alliance shall deposit with an exchange agent (the "Exchange Agent") designated by Alliance, which shall be reasonably satisfactory to the Company, in trust for the Company Stockholders of record, immediately prior to the Effective Time, certificates representing the aggregate number of shares of Alliance Common and Series B Special Stock issuable pursuant to Section 2.1.2 hereof in exchange for outstanding shares of Company Common immediately prior to the Effective Time. At the Effective Time, Alliance shall deposit with the Exchange Agent sufficient cash to make all cash payments to be made pursuant to Section 2.1. All deposits with the Exchange Agent pursuant to this Section 2.2 together with any dividends or distributions with respect to shares of Alliance Common and Series B Special Stock as contemplated by Section 2.3 hereof, together with earnings thereon, are referred to as the "Exchange Fund". The Exchange Fund may be invested in short-term investment-grade debt instruments as directed by Alliance and shall not be used for any purpose except as provided in this Agreement. Any risk of loss with respect to the Exchange Fund shall be borne by Alliance.

  2.2.2 As soon as practicable after the Effective Time, Alliance shall cause the Exchange Agent to mail to each Company Stockholder a letter of transmittal and instructions for use in effecting the surrender of certificates representing shares of Company Common outstanding immediately prior to the Effective Time (the "Certificates") in appropriate and customary form with such provisions as the Company (prior to the Merger) and Alliance may reasonably specify. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly and properly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that amount of cash and that number of whole shares of Alliance Common and Series B Special Stock which such holder has a right to receive pursuant to the provisions of this Article 2, together with any dividends and other distributions payable as provided in
Section 2.3 hereof, but subject to the payment of cash in lieu of fractional shares as provided in Section 2.4 hereof, and the Certificate so surrendered shall be cancelled. Until surrendered as contemplated by this Section 2.2, each certificate shall, at and after the Effective Time, be deemed to represent only the right to receive, upon surrender of such Certificate, the Merger Consideration with respect to the shares of Company Common represented thereby, together with any dividends and other distributions payable as provided in Section 2.3 hereof, but subject to the payment of cash in lieu of fractional shares as provided in Section 2.4 hereof. Shares of Alliance Common and Series B Special Stock issued in the Merger shall be issued as of and be deemed to be outstanding as of the Effective Time. Alliance shall cause all such shares of Alliance Common and Series B Special Stock issued pursuant to the Merger to be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

  2.2.3 If any certificate representing shares of Alliance Common or Series B Special Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered or any payment in lieu of fractional shares pursuant to Section 2.4 hereof is to be paid other than to the registered holder of the

Certificate so surrendered, it shall be a condition of such exchange and/or payment, as the case may be, that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange and/or payment, as the case may be, shall pay any transfer or other taxes required by reason of the issuance of certificates for such shares of Alliance Common or Series B Special Stock in a name other than that of, and/or payment to a person other than, as the case may be, the registered holder of the Certificate so surrendered.

  2.2.4 In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and upon the posting by such person of a bond in such amount as Alliance may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in respect of such lost, stolen or destroyed Certificate the Merger Consideration with respect to the shares of Company Common represented thereby (subject to the payment of cash in lieu of fractional shares in accordance with Section 2.4 hereof) and such person shall be entitled to the dividend and other distribution rights provided in Section
2.3 hereof.

  2.2.5 Any portion of the Exchange Fund which remains unclaimed by the Company Stockholders for 45 days after the Effective Time shall be delivered to Alliance, upon demand of Alliance, and the Company Stockholders shall thereafter look only to Alliance for payment of their claims for the Merger Consideration in respect of their shares of Company Common and cash in lieu of fractional shares (and dividends or distributions with respect to Alliance Common and Series B Special Stock as contemplated by Section 2.3 hereof). If any Certificates shall not have been surrendered prior to two years after the Effective Time (or immediately prior to such earlier date on which any payment in respect hereof would otherwise escheat or become the property of any governmental unit or agency), the payment in respect of such Certificates shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto. Neither the Company, BAC nor Alliance shall be liable to any Company Stockholder for any such Merger Consideration or cash properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

  2.2.6 Alliance or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of a Certificate surrendered for the Merger Consideration (and dividends or distributions with respect to Alliance Common or Series B Special Stock as contemplated by Section 2.3 hereof and cash in lieu of fractional shares in accordance with Section 2.4 hereof) such amount as Alliance or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "Code"), or any provision of any state, local or foreign tax law. To the extent that amounts are so deducted and withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of such Certificate.

  2.3 Dividends and Distributions. No dividends or other distributions declared or made with respect to Alliance Common or Series B Special Stock with a record date on or after the date of the Effective Time will be paid to the holder of a Certificate entitled by reason of the Merger to receive certificates representing Alliance Common and Series B Special Stock until such holder surrenders such Certificate as provided in Section 2.2 hereof, provided that there shall be paid forthwith by Alliance to the person in whose name certificates representing shares of Alliance Common or Series B Special Stock shall be issued pursuant to the terms of this Article 2 (i) at the time of the surrender of such Certificate, the amount of any dividends and other distributions theretofore paid with respect to that number of whole shares of such Alliance Common or whole or fractional shares of Series B Special Stock represented by such surrendered Certificate pursuant to the terms of this
Article 2, which dividends or other distributions had a record date on or after the date of Effective Time and a payment date prior to such surrender and (ii) at the appropriate payment date, the amount of dividends and other distributions payable with respect to that number of whole shares of Alliance Common or whole or fractional shares of Series B Special Stock represented by such surrendered Certificate pursuant to the terms of Article 2, which dividends or other distributions have a record date on or after the date of Effective Time and a payment date subsequent to such surrender.

  2.4 No Fractional Shares.

  2.4.1 Notwithstanding anything herein to the contrary, no certificate or scrip evidencing fractional shares of Alliance Common shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights as a stockholder of Alliance. In lieu of any such fractional shares, each holder of Company Common upon surrender of a Certificate for exchange pursuant to Section 2.2 hereof shall be paid an amount in cash (without interest), rounded to the nearest cent, determined by multiplying (i) the per share closing price on the NASDAQ of Alliance Common on the date of the Effective Time (or, if shares of Alliance Common do not trade on NASDAQ on such date, the first date of trading of Alliance Common on NASDAQ after the Effective Time) by (ii) the fractional interest of Alliance Common to which such holder would otherwise be entitled (after taking into account all shares of Company Common held of record by such holder at the Effective Time), subject to the provisions of Section 2.2 hereof.

  2.4.2 As soon as practicable after the determination of the amount of cash, if any, to be paid to former holders of Company Common with respect to any fractional share interests of Alliance Common, the Exchange Agent shall promptly pay such amounts to such former holders of Company Common subject to and in accordance with the terms of this Section 2.4. Alliance will make available to the Exchange Agent the cash necessary for this purpose.

  2.5 Adjustment of Amount of Common Stock Consideration. In the event of any reclassification, stock split (including reverse stock split), stock dividend or other general distribution of securities, cash or other property with respect to Alliance Common (or if a record date with respect to any of the foregoing should occur) on or after the date of this Agreement and on or prior to the date of the Effective Time, appropriate and equitable adjustments, if any, shall be made to the amount of shares constituting the Common Stock Consideration and subject to the Company Options referred to in Section 2.1.3(y).

  2.6 Transfers Following the Effective Time. The stock transfer books of the Company shall be closed as of the Effective Time, and thereafter there shall be no further registration of transfers of shares of Company Common that were outstanding prior to the Effective Time.

  3. REPRESENTATIONS AND WARRANTIES OF ALLIANCE. Alliance represents and warrants to the Company that, except as set forth in the schedule delivered to the Company concurrently with the execution of this Agreement, which schedule shall identify exceptions and other information by specific Section references (the "Alliance Disclosure Schedule"):

    3.1 Each of BAC and Alliance is a corporation duly organized, validly existing and in good standing under its jurisdiction of incorporation. The Alliance Disclosure Schedule contains a list of the name and jurisdiction of organization of each subsidiary of Alliance (each such corporation, partnership or other entity being referred to herein individually as a "Alliance Subsidiary" and collectively, as the "Alliance Subsidiaries") and Alliance's ownership interest with respect thereto. Each Alliance Subsidiary is a corporation or partnership duly organized, validly existing and in good standing under the laws of its place of incorporation. BAC has no subsidiaries.

    3.2 Alliance and each Alliance Subsidiary (i) has all requisite corporate power and authority to own, lease and operate its properties and carry on its business as now being conducted and (ii) is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the nature or location of its assets require such qualification and where the failure to be so qualified and in good standing would have a Material Adverse Effect on Alliance. For purposes of this Agreement, "Material Adverse Effect" means, with respect to Alliance, a materially adverse effect on the business, results of operation, financial condition, properties or assets of Alliance and the Alliance Subsidiaries, taken as a whole.

    3.3 Each of BAC and Alliance has all necessary corporate power and authority to enter into this Agreement and, subject to approval and adoption of this Agreement by the holders of a majority of the total shares of Alliance Common voting thereon, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Alliance and BAC and the performance by Alliance and BAC, subject to approval and adoption of this Agreement by the Alliance Stockholders, of their respective obligations hereunder have been duly authorized and approved by all requisite corporate action and no other corporate proceedings on the part of Alliance or BAC are necessary to authorize this Agreement or for Alliance or BAC to consummate the Merger. This Agreement has been duly executed and delivered by duly authorized officers of Alliance and BAC and constitutes a valid and binding obligation of Alliance and BAC, enforceable against Alliance and BAC in accordance with its terms.

    3.4 No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality (each of the foregoing being a "Governmental Entity"), is required prior to the Effective Time by or with respect to Alliance or any Alliance Subsidiary in connection with the execution and delivery of this Agreement by Alliance and BAC or the consummation by Alliance and BAC of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) notices under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the expiration (or earlier termination) of all applicable waiting periods thereunder,
  (iii) consents of foreign governments having jurisdiction (which consents are listed on the Alliance Disclosure Schedule), (iv) the filing with the Securities and Exchange Commission (the "SEC") of registration statements which may be necessary in connection with the financing referred to in
  Section 7.1.6 and a registration statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), covering all shares of Alliance Common and Series B Special Stock to be issued pursuant to this Agreement (including the offer and sale by Alliance of the shares referred to in Section 6.5 hereof, as well as the resale thereof), and the Proxy Statement-Prospectus (as herein defined) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"),
  (v) the filing of the Certificate of Designations of the Series B Special Stock with the Secretary of State of the State of Nevada, (vi) the filings necessary to obtain all state securities law or "Blue Sky" permits or approvals required to carry out the transactions contemplated by this Agreement, and (vii) the licensing, permitting, registration or other approval of, or a written consent or no action letter from, each governmental authority or agency with regulatory control or jurisdiction over the conduct of lawful gaming or gambling (the "Gaming Regulatory Authorities") within each municipality, state, commonwealth, Indian land, or foreign nation or subdivision thereof, wherein Alliance or any Alliance Subsidiary conducts business on the date hereof (as set forth on the Alliance Disclosure Schedule) and as of the Effective Time.

    3.5 Neither the execution and delivery of this Agreement by Alliance or BAC, nor the consummation by Alliance or BAC of the transactions contemplated hereby, will (i) conflict with or result in a breach of any of the terms of provisions of Alliance's or BAC's respective Certificates of Incorporation or By-Laws, (ii) violate any statute or administrative regulation, or any order, writ, injunction, judgment or decree of any court or governmental authority or any arbitration award to which Alliance or BAC is a party or by which Alliance or BAC is bound, (iii) violate any terms or conditions imposed on any license, permit, registration or other approval of any Gaming Regulatory Authority, or (iv) violate, conflict with, breach, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in the creation of any lien or other encumbrance upon any of the properties or assets of Alliance or any Alliance Subsidiary under, any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Alliance or any Alliance Subsidiary is a party or to which they or any of their respective properties or assets are subject, except in the case of clauses (ii), (iii) or (iv) for violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens or other encumbrances that do not and will not, individually or in the aggregate,
  (x) have a Material Adverse Effect on Alliance or (y) materially impair the ability of Alliance or BAC to perform its obligations under this Agreement.

    3.6 As of the date hereof, the authorized capital stock of Alliance consists of Alliance Common and Special Stock, par value $.50 per share (the "Alliance Special Stock"). As of October 17, 1995, 175,000,000 shares of Alliance Common Stock were authorized and 11,654,150 shares of Alliance Common were issued and outstanding. As of October 17, 1995, 10,000,000 shares of Alliance Special Stock were authorized, 1,333,333 of which were issued and outstanding. There are no other shares of capital stock of Alliance, issued or outstanding. All of the issued and outstanding shares of Alliance Common have been duly authorized, validly issued and are fully paid and nonassessable. Except as set forth on the Alliance Disclosure Schedule, there are no subscriptions, options, warrants, rights (including preemptive rights), calls, convertible securities or other agreements or commitments of any character relating to the issued or unissued capital stock or other securities of Alliance obligating Alliance to issue any securities of any kind.

    3.7 Alliance has timely filed (and has delivered to the Company a true and complete copy of) each report, schedule, registration statement and definitive proxy statement required to be filed by Alliance with the SEC since June 30, 1995 (such documents are referred to herein as "Alliance's SEC Documents"). As of their respective dates, Alliance's SEC Documents comply in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations of the SEC thereunder, and none of Alliance's SEC Documents, as of their respective dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Alliance included in Alliance's SEC Documents comply, as of their respective dates, in all material respects with all applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and fairly present in all material respects the consolidated financial position of Alliance as at the dates thereof and the consolidated results of its operations, cash flows and changes in financial position for the periods indicated therein.

    3.8 Except as disclosed in Alliance's SEC Documents filed prior to the date of this Agreement, all of which have been furnished to the Company, Alliance and the Alliance Subsidiaries do not have any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) other than liabilities or obligations (i) which were incurred after June 30, 1995 in the ordinary course of business or (ii) which would not, individually or in the aggregate, have a Material Adverse Effect on Alliance.

    3.9 Except as disclosed in Alliance's SEC Documents filed prior to the date of this Agreement and furnished to the Company, and except that Alliance has incurred obligations relating to its tender offer and consent solicitation in respect of the Company, since June 30, 1995: (i) Alliance has not suffered or, to Alliance's knowledge, been threatened with any change (other than changes generally affecting the industries in which Alliance or any Alliance Subsidiary operates or changes relating to the transactions contemplated by this Agreement) which could have a Material Adverse Effect on Alliance; and (ii) Alliance and the Alliance Subsidiaries have operated only in the ordinary course of business consistent with past practice.

    3.10

    3.10.1 As used in this Agreement, the term (i) "Taxes" means all federal, state, local, foreign and other income, sales, use, ad valorem, transfer, franchise, withholding, payroll, employment, gross receipts, property, severance, duties, net worth, excise or other taxes, charges, levies or like assessments of any kind, together with any interest, penalties and additions with respect thereto, and the term "Tax" means any one of the foregoing Taxes, and (ii) "Returns" means all returns, declarations, reports, statements and other documents required to be filed in respect of Taxes, and the term "Return" means any one of the foregoing Returns.

    3.10.2 There have been properly completed and filed on a timely basis all Returns required to be filed by Alliance or any Alliance Subsidiary in each case where the failure to properly complete or file any Return would have a Material Adverse Effect on Alliance. As of the time of filing, the foregoing Returns correctly reflected the facts regarding the income, business, assets, operations, activities, status or other matters of Alliance or, as applicable, an Alliance Subsidiary or any other information required to be shown thereon, in each case where the failure to do so would have a Material Adverse Effect on Alliance.

    3.10.3 With respect to all amounts in respect of Taxes imposed upon Alliance or any Alliance Subsidiary, or for which Alliance or any Alliance Subsidiary is liable to taxing authorities, with respect to all taxable periods or portions of periods ending on or before the date hereof, all applicable Tax laws have been complied with where the failure to comply with such laws would have a Material Adverse Effect on Alliance, and all amounts that are required to have been paid by the Company to taxing authorities on or before the date hereof have been paid where the failure to pay such amounts would have a Material Adverse Effect on Alliance.

    3.10.4 No issues have been raised or are currently pending by any tax authority in connection with any of the Returns which, if resolved adversely to Alliance and the Alliance Subsidiaries, would have a Material Adverse Effect on Alliance. There are no material outstanding waivers of the applicable statutes of limitation with respect to Tax liabilities of Alliance or any Alliance Subsidiary.

    3.10.5 Alliance has not agreed to make, nor is it required to make, any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise.

    3.10.6 The unpaid Taxes of Alliance and the Alliance Subsidiaries do not exceed the reserve for tax liability (excluding any reserve for deferred Taxes) included in the financial statements included in the Form 10-K of Alliance for the fiscal quarter ended June 30, 1995 by an amount which would have a Material Adverse Effect on Alliance.

    3.11

    3.11.1 Alliance and the Alliance Subsidiaries maintain, administer or contribute to only those employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), whether or not excluded from coverage under specific Titles or Subtitles of ERISA), or deferred compensation, severance, vacation, sick leave, stock purchase, stock option, stock-related plan, incentive, insurance or similar contract, policy, arrangement or commitment, for the benefit of employees or former employees of Alliance and the Alliance Subsidiaries which are described in the Alliance Disclosure Schedule (the "Alliance Plans").

    3.11.2 All Alliance Plans comply with and are and have been operated in accordance with each applicable provision of ERISA, the Code (including, without limitation, the requirements of Code Section 401(a) to the extent any Alliance Plan is intended to conform to that Section, subject to any pending application to the Internal Revenue Service for a "determination letter" to such effect), other federal statutes, state law (including, without limitation, state insurance law) and the regulations and rules promulgated pursuant thereto or in connection therewith, except in any case where the failure to so comply or so be operated would not have a Material Adverse Effect on Alliance.

    3.11.3 Neither Alliance nor any trade or business, whether or not incorporated, that together with Alliance would be deemed a "single employer" within the meaning of Section 4001 of ERISA (an "Alliance ERISA Affiliate") has failed to make any contributions or to pay any amounts due as required by the terms of any Alliance Plan or ERISA or any other applicable law other than such failures which would not have a Material Adverse Effect on Alliance. All contributions and payments with respect to Alliance Plans that are required to be made by Alliance or any Alliance ERISA Affiliate have been made or will be accrued on the financial statements filed with, or incorporated by reference in, Alliance's SEC Documents with respect to the periods covered therein.

    3.11.4 Neither Alliance nor any Alliance ERISA Affiliate has incurred any liability to the Pension Benefit Guaranty Corporation as a result of the voluntary or involuntary termination of any pension plan subject to Title IV of ERISA (other than liabilities paid in full); and neither Alliance nor any Alliance ERISA Affiliate has made a complete or partial withdrawal from a multiemployer plan, as such term is defined in Section 3(37) of ERISA, resulting in withdrawal liability, as such term is defined in Section 4201 of ERISA (without regard to subsequent reduction or waiver of such liability under either Section 4207 or 4208 of ERISA) (other than liabilities paid in full).

    3.12 Except as set forth in the Alliance Disclosure Schedule, there is no litigation or proceeding, in law or in equity, and there are no proceedings or governmental investigations before any commission, authority, agency, Gaming Regulatory Authority or other administrative authority, pending or, to Alliance's knowledge, threatened against Alliance or any Alliance Subsidiary with respect to or affecting Alliance's or any Alliance Subsidiary's operations, business or financial condition, including, but not limited to, any affecting its licenses, permits, registration or other gaming approvals which have a reasonable probability of being decided adversely to Alliance or any Alliance Subsidiary and which, if so decided adversely, would have a Material Adverse Effect on Alliance.

    3.13 Neither Alliance nor any Alliance Subsidiary is a party to, or bound by, any judgment, writ, injunction, decree, order or arbitration award (or agreement entered into in any administrative, judicial or arbitration proceeding with any Governmental Entity) with respect to or affecting the properties, assets, personnel or business activities of Alliance or any Alliance Subsidiary, the enforcement or operation of which or compliance with which would have a Material Adverse Effect on Alliance.

    3.14 Except with respect to Environmental Laws (as defined and which are addressed in Section 3.15 hereof), neither Alliance nor any Alliance Subsidiary is in violation of, noncompliance with, or delinquent in respect to, any judgment, writ, injunction, decree, order or arbitration award or law, statute, or regulation of or agreement with, or any permit from, any Governmental Entity to which the property, assets, personnel or business activities of Alliance or any Alliance Subsidiary are subject, which violation, noncompliance or delinquency would have a Material Adverse Effect on Alliance.

    3.15

    3.15.1 Except for noncompliance or liabilities that would not have a Material Adverse Effect on Alliance, Alliance, the Alliance Subsidiaries and their respective assets and business are in compliance with, and not otherwise subject to liability under, any Environmental Laws (as herein defined) or any Environmental Permits (as herein defined). Every written notice, citation, or complaint which Alliance or any Alliance Subsidiary has received in the past five years of any alleged violation of, or liability under, any Environmental Law or Environmental Permit has been corrected where the failure to do so would have a Material Adverse Effect on Alliance. Alliance and the Alliance Subsidiaries possess all Environmental Permits which are required by them for the operation of their business where the failure to do so would have a Material Adverse Effect on Alliance.

    3.15.2 For purposes of this Agreement (i) "Environmental Laws" means all applicable federal, state, local and foreign statutes, regulations, ordinances, rules, regulations, and all applicable court orders and decrees and arbitration awards, which pertain to environmental matters or contamination of any type whatsoever. "Environmental Laws" include without limitation those relating to: manufacture, processing, use, distribution, treatment, storage, disposal, generation or transportation of Hazardous Materials (as herein defined); air, soil, surface or ground water or noise pollution; Releases (as herein defined); protection of wildlife, endangered species, wetlands or natural resources; above-ground and underground storage tanks, vessels and related equipment and containers; health and safety of employees and other persons; the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601, et seq., as amended and reauthorized ("CERCLA"); and notification requirements relating to the foregoing; (ii) "Environmental Permits" means licenses, permits, registrations, governmental approvals, agreements and consents which are required under or are issued pursuant to Environmental Laws; (iii) "Hazardous Materials" means pollutants, contaminants, pesticides, petroleum and petroleum products, radioactive substances, solid wastes or hazardous or extremely hazardous, special, dangerous or toxic wastes, substances, chemicals or materials within the meaning of any Environmental Law, including, without limitation, any (x) "hazardous substance" as defined in CERCLA, and (y) any "hazardous waste" as defined in the Resource Conservation and Recovery Act, 42 U.S.C., 6902, et seq., as amended and reauthorized; and (iv) "Release" means any spill, discharge, leak, emission, escape, injection, dumping, or other release or threatened release of any Hazardous Materials into the environment, whether or not notification or reporting to any governmental agency was or is required, including, without limitation, any release which is subject to CERCLA.

    3.16 Each of Alliance and the Alliance Subsidiaries owns, licenses or otherwise has the right to use all patents, copyrights, trademarks, trade names and rights in respect of the foregoing, adequate for the conduct of its business substantially as now conducted without any known conflict with any rights of others.

    3.17 Alliance has filed with the SEC, or disclosed on the Alliance Disclosure Schedule a list of and made available to the Company, true and complete copies of all written contracts, agreements, commitments, arrangements, leases (including with respect to personal property), and other instruments to which it or any Alliance Subsidiary is a party or by which it or any Alliance Subsidiary is bound the loss, default, breach or violation of which would have a Material Adverse Effect on Alliance ("Material Contracts") except for any contract, agreement, commitment, arrangement, lease and other instrument which, subject to its terms or otherwise, is required to be kept confidential. Except as set forth on the Alliance Disclosure Schedule, neither Alliance nor any Alliance Subsidiary is, or has received any notice or has any knowledge that any other party is, in default in any material respect under any such Material Contract and to Alliance's knowledge there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a material default.

    3.18 Omitted.

    3.19 No broker, finder or investment banker (other than Donaldson, Lufkin & Jenrette Securities Corporation and Gaming Systems Advisors Inc., whose financial advisory fees will be paid by Alliance) is entitled to any brokerage, finder's or other fee or commission in connection with the transaction contemplated hereby based upon any arrangements made by or on behalf of Alliance.

    3.20 Neither Alliance nor any "affiliate" or "associate" (as defined in
  Section 203 of the Delaware Law) of Alliance is an "interested stockholder" (as defined in Section 203 of the Delaware Law) of the Company.

    3.21 As of the date hereof, in those jurisdictions where a license, permit, registration or other approval is required, Alliance and each Alliance Subsidiary is authorized to conduct its gaming business by virtue of either (i) a valid license, permit, registration or other approval, in good standing, or a written consent or no action letter, issued by the Gaming Regulatory Authority within such jurisdiction; or (ii) a valid temporary license, permit, registration or other approval granted by the Gaming Regulatory Authority within such jurisdiction.

  4. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents and warrants to Alliance and BAC that, except as set forth in the schedule delivered to Alliance concurrently with the execution of this Agreement, which schedule shall identify exceptions and other information by specific Section references (the "Company Disclosure Schedule"):

    4.1 The Company is a corporation duly organized, validly existing and in good standing under Delaware Law. The Company Disclosure Schedule contains a list of the name and jurisdiction of organization of each subsidiary of the Company (each such corporation, partnership or other entity being referred to herein individually as a "Company Subsidiary" and collectively as the "Company Subsidiaries") and the Company's ownership interest with respect thereto. Each Company Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its place of incorporation.

    4.2 The Company and each Company Subsidiary (i) has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (ii) is duly qualified and in good standing in each jurisdiction in which the nature of its business or the nature or location of its assets require such qualification and where the failure to be so qualified and in good standing would have a Material Adverse Effect on the Company. For purposes of this Agreement, "Material Adverse Effect" means, with respect to the Company, a materially adverse effect on the business, results of operation, financial condition, properties or assets of the Company and the Company Subsidiaries, taken as a whole.

    4.3 The Company has all necessary corporate power and authority to enter into this Agreement and, subject to approval and adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and, subject to approval and adoption of this Agreement by the Company Stockholders, the performance by the Company of its obligations hereunder have been duly authorized by all requisite corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or for the Company to consummate the Merger. This Agreement has been duly executed and delivered by duly authorized officers of the Company and constitutes a valid and binding obligation of the Company enforceable against it in accordance with its terms.

    4.4 No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required prior to the Effective Time by or with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the filing of appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) notices under the HSR Act and the expiration (or earlier termination) of all applicable waiting periods thereunder, (iii) consents of foreign governments having jurisdiction (which consents are listed on the Company Disclosure Schedule), (iv) the filing with the SEC of the Proxy Statement-Prospectus,
  (v) the filings necessary to obtain all state securities law or "Blue Sky" permits or approvals required to carry out the transactions contemplated by this Agreement, (vi) the licensing, permitting, registration or other approval of, or a written consent or no action letter from any Gaming Regulatory Authorities within each municipality, state, commonwealth, Indian land, or foreign nation or subdivision thereof, wherein the Company or any Company Subsidiary conducts business on the date hereof (as set forth on the Company Disclosure Schedule) and as of the Effective Time.

    4.5 Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, will (i) conflict with or result in a breach of any of the terms or provisions of the Company's Certificate of Incorporation or By-Laws, (ii) violate any statute or administrative regulation, or any order, writ, injunction, judgment or decree of any court or governmental authority or any arbitration award to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound, (iii) violate the terms or conditions imposed on any license, permit, registration or other approval of any Gaming Regulatory Authority, or (iv) violate, conflict with, breach, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in the creation of any lien or other encumbrance upon any of the properties or assets of the Company or any Company Subsidiary under, any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any Company Subsidiary is a party or to which they or any of their respective properties or assets are subject, except in the case of clauses (ii), (iii) or (iv) for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens or other encumbrances that do not and will not, individually or in the aggregate, (x) have a Material Adverse Effect on the Company or (y) materially impair the Company's ability to perform its obligations under this Agreement. The Company has given notice in the form previously furnished to Alliance to terminate the Agreement and Plan of Merger between WMS Industries Inc. and the Company (the "WMS Agreement").

    4.6 As of the date hereof, the authorized capital stock of the Company consists of Company Common and preferred stock, par value $.01 per share (the "Company Preferred"). As of October 17, 1995, 30,000,000 shares of Company Common were authorized, 10,799,501 shares of Company common were issued and outstanding and no shares of Company Common were issued but not outstanding and held in the treasury of the Company. As of October 17, 1995, 5,000,000 shares of Company Preferred were authorized, none of which were issued and outstanding. There are no other shares of capital stock of the Company authorized, issued or outstanding. All of the issued and outstanding shares of Company Common had been validly issued and are fully paid and nonassessable. Except as set forth on the Company Disclosure Schedule, there are no outstanding subscriptions, options, warrants, rights (including preemptive rights), calls, convertible securities or other agreements or commitments of any character relating to the issued or unissued capital stock or other securities of the Company obligating the Company to issue any securities of any kind.

    4.7 All of the outstanding shares of capital stock of, and all other ownership interests in, each Company Subsidiary (i) are validly issued, fully paid and nonassessable and free of any preemptive rights and (ii) other than as set forth on the Company Disclosure Schedule, are owned of record and beneficially by the Company, a Company Subsidiary or a nominee of the Company, free and clear of all liens, claims, pledges, agreements, voting or other restrictions, charges or other encumbrances. There are no outstanding subscriptions, options, warrants, rights (including preemptive rights), calls, convertible securities or other agreements or commitments of any character relating to the issued or unissued capital stock or other securities (other than investment securities) of any Company Subsidiary obligating such Company Subsidiary to issue any securities of any kind.

    4.8 The Company has timely filed (and has delivered to Alliance a true and complete copy of) each report, schedule, registration statement and definitive proxy statement required to be filed by the Company with the SEC since December 31, 1994 (such documents are referred to herein as the "Company's SEC Documents"). As of their respective dates, the Company's SEC Documents comply in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations of the SEC thereunder, and none of the Company's SEC Documents, as of their respective dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Company's SEC Documents comply, as of their respective dates, in all material respects with all applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP consistently applied (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and fairly present in all material respects the consolidated financial position of the Company as at the dates thereof and the consolidated results of its operations, cash flows and changes in financial position for the periods indicated therein.

    4.9 Except as disclosed in the Company's SEC Documents filed prior to the date of this Agreement and furnished to Alliance, the Company and the Company Subsidiaries do not have any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) other than liabilities or obligations (i) which were incurred after June 30, 1995 in the ordinary course of business or (ii) which would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

    4.10 Except as disclosed in the Company's SEC Documents filed prior to the date of this Agreement and furnished to Alliance, since June 30, 1995:
  (i) the Company has not suffered or, to the Company's knowledge, been threatened with any change (other than changes generally affecting the industries in which the Company or any Company Subsidiary operates or changes relating to the transactions contemplated by this Agreement) which could have Material Adverse Effect on the Company; and (ii) the Company and the Company Subsidiaries have operated only in the ordinary course of business consistent with past practice.

    4.11

    4.11.1 There have been properly completed and filed on a timely basis all Returns required to be filed by the Company and any Company Subsidiary in each case where the failure to properly complete or file any Return would have a Material Adverse Effect on the Company. As of the time of filing, the foregoing Returns correctly reflected the facts regarding the income, business, assets, operations, activities, status or other matters of the Company or, as applicable, a Company Subsidiary or any other information required to be shown thereon, in each case where the failure to do so would have a Material Adverse Effect on the Company.

    4.11.2 With respect to all amounts in respect of Taxes imposed upon the Company or any Company Subsidiary, or for which the Company or any Company Subsidiary is liable to taxing authorities, with respect to all taxable periods or portions of periods ending on or before the date hereof, all applicable Tax laws have been complied with where the failure to comply with such laws would have a Material Adverse Effect on the Company, and all amounts that are required to have been paid by the Company to taxing authorities on or before the date hereof have been paid where the failure to pay such amounts would have a Material Adverse Effect on the Company.

    4.11.3 No issues have been raised or are currently pending by any tax authority in connection with any of the Returns which if decided adversely to the Company or any Company Subsidiary would have a Material Adverse Effect on the Company. There are no material outstanding waivers of the applicable statutes of limitation with respect to Tax liabilities of the Company or any Company Subsidiary.

    4.11.4 The Company has not agreed to make, nor is it required to make, any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise.

    4.11.5 Neither the Company nor any Company Subsidiary is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code.

    4.11.6 The unpaid Taxes of the Company and the Company Subsidiaries do not exceed the reserve for tax liability (excluding any reserve for deferred Taxes) included in the financial statements included in the Form 10-Q of the Company for the fiscal quarter ended June 30, 1995 by an amount that would have a Material Adverse Effect on the Company.

    4.12

    4.12.1 The Company and the Company Subsidiaries maintain, administer or contribute to only those employee benefit plans (as defined in Section 3(3) of ERISA, whether or not excluded from coverage under specific Titles or Subtitles of ERISA), or deferred compensation, severance, vacation, sick leave, fringe benefit, stock purchase, stock option, stock-related plan, incentive, insurance or similar contract, policy, arrangement or commitment, for the benefit of employees or former employees of the Company and the Company Subsidiaries which are described in the Company Disclosure Schedule (the "Company Plans").

    4.12.2 All Company Plans comply with and are and have been operated in accordance with each applicable provision of ERISA, the Code (including, without limitation, the requirements of Code Section 401(a) to the extent any Company Plan is intended to conform to that Section, subject to any pending application to the Internal Revenue Service for a "determination letter" to such effect), other federal statutes, state law (including, without limitation, state insurance law) and the regulations and rules promulgated pursuant thereto or in connection therewith, except in any case where the failure to so comply or so be operated would not have a Material Adverse Effect on the Company.

    4.12.3 Neither the Company nor any trade or business, whether or not incorporated, that together with the Company would be deemed a "single employer" within the meaning of Section 4001 of ERISA (a "Company ERISA Affiliate") has failed to make any contributions or to pay any amounts due as required by the terms of any Company Plan or ERISA or any other applicable law other than such failures which would not have a Material Adverse Effect on the Company. All contributions and payments with respect to Company Plans that are required to be made by the Company or any Company ERISA Affiliate have been made or will be accrued on the financial statements filed with, or incorporate by reference in, the Company's SEC Documents with respect to the periods covered therein.

    4.12.4 Neither the Company nor any Company ERISA Affiliate has incurred any liability to the Pension Benefit Guaranty Corporation as a result of the voluntary or involuntary termination of any pension plan subject to Title IV of ERISA (other than liabilities paid in full); and neither the Company nor any Company ERISA Affiliate has made a complete or partial withdrawal from a multiemployer plan, as such term is defined in Section 3(37) of ERISA, resulting in withdrawal liability, as such term is defined in Section 4201 of ERISA (without regard to subsequent reduction or waiver of such liability under either Section 4207 or 4208 of ERISA) (other than liabilities paid in full).

    4.13 Except as set forth on the Company Disclosure Schedule, there is no litigation or proceeding, in law or in equity, and there are no proceedings or governmental investigations before any commission, authority, agency, Gaming Regulatory Authority or other administrative authority, pending or, to the Company's knowledge, threatened against the Company or any Company Subsidiary with respect to or affecting the Company's or any Company Subsidiary's operations, business or financial condition, including, but not limited to, any affecting its licenses, permits, registration or other gaming approvals which have a reasonable probability of being decided adversely to the Company or any Company Subsidiary and which, if so decided adversely, would have a Material Adverse Effect on the Company.

    4.14 Neither the Company nor any Company Subsidiary is a party to, or bound by, any judgment, writ, injunction, decree, order or arbitration award (or agreement entered into in any administrative, judicial or arbitration proceeding with any Governmental Entity) with respect to or affecting the properties, assets, personnel or business activities of the Company or any Company Subsidiary, the enforcement or operation of which or compliance with which would have a Material Adverse Effect on the Company.

    4.15 Except with respect to Environmental laws (which are addressed in Section 4.16 hereof), neither the Company nor any Company Subsidiary is in violation of, noncompliance with, or delinquent in respect to, any judgment, writ, injunction, decree, order or arbitration award or law, statute, or regulation of or agreement with, or any permit from, any Governmental Entity, to which the property, assets, personnel or business activities of the Company or any Company Subsidiary are subject, which violation, noncompliance or delinquency would have a Material Adverse Effect on the Company.

    4.16 The Company, the Company Subsidiaries and their respective assets and business are in compliance in all material respects with, and not otherwise subject to liability under, any Environmental Laws or any Environmental Permits. Every written notice, citation or complaint which the Company or any Company Subsidiary has received in the past five years of any alleged violation of, or liability under, any Environmental Law or Environmental Permit has been corrected in all material respects. The Company and the Company Subsidiaries possess all Environmental Permits which are required by them for the operation of their business where the failure to do so would have a Material Adverse Effect on the Company.

    4.17 Each of the Company and the Company Subsidiaries owns, licenses or otherwise has the right to use all patents, copyrights, trademarks, trade names and rights in respect of the foregoing adequate for the conduct of its business substantially as now conducted without any known conflict with any rights of others.

    4.18 The Company has filed with the SEC or disclosed on the Company Disclosure Schedule a list of and made available to Alliance (i) true and complete copies of all written contracts, agreements, commitments, arrangements, leases (including with respect to personal property), and other instruments to which it or any Company Subsidiary is a party or by which it or any Company Subsidiary is bound the loss, default, breach or violation of which would have a Material Adverse Effect on the Company ("Material Contracts"). Except as set forth on the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is, or has received any notice or has any knowledge that any other party is, in default in any material respect under any such Material Contract and to the Company's knowledge there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a material default.

    4.19 Omitted.

    4.20 No broker, finder or investment banker (other than Ladenburg, Thalmann & Co. Inc., whose brokerage, finder's or other fee will be paid by the Company) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company. The Company has provided a true and correct copy of its agreement with Ladenburg, Thalmann & Co. Inc. to Alliance.

    4.21 The Company has received the written opinion of Ladenburg, Thalmann & Co. Inc. on the date of this Agreement that the consideration to be received in the Merger by the Company Stockholders is fair, from a financial point of view, to the Company Stockholders. The Company has provided a true and correct copy of such opinion to Alliance.

    4.22 Assuming the representation in Sections 3.20 is accurate, as of the date hereof and at all times on or prior to the Effective Time, Section 203 of the Delaware Law is, and shall be, inapplicable to the Merger and the transactions contemplated by this Agreement.

    4.23 As of the date hereof, in those jurisdictions where a license, permit, registration or other approval is required, the Company and each Company Subsidiary is authorized to conduct its gaming business by virtue of either (i) a valid license, permit, registration or other approval, in good standing, or a written consent or no action letter, issued by the Gaming Regulatory Authority within such jurisdiction; or (ii) a valid temporary license, permit, registration or other approval granted by the Gaming Regulatory Authority within such jurisdiction.

5. CONDUCT OF BUSINESS PENDING THE MERGER.

  5.1 Conduct of Business by the Company Pending the Merger. Prior to the Effective Time, unless Alliance shall otherwise agree in writing:

    5.1.1 The Company shall, and shall cause the Company Subsidiaries to, use their reasonable best efforts to carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, and shall, and shall cause the Company Subsidiaries to, use their reasonable best efforts to preserve intact their present business organizations, maintain their current licenses and permits, keep available the services of their present officers and key employees and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their goodwill and on-going businesses shall be unimpaired at the Effective Time, except such impairment as would not have a Material Adverse Effect on the Company. The Company shall, and shall cause the Company Subsidiaries to use their reasonable best efforts to, (i) maintain insurance coverages and its books, accounts and records in the usual manner consistent with prior practices;
  (ii) comply in all material respects with all laws, ordinances and regulations of Governmental Entities applicable to the Company and the Company Subsidiaries; (iii) maintain and keep its properties and equipment in good repair, working order and condition, ordinary wear and tear excepted; (iv) prepare the financial statements referred to in Section
  5.1.5 hereof in accordance with GAAP consistently applied and consistent with past practice, including without limitation, accounting for deferred revenues in the usual manner; and (v) perform in all material respects its obligations under all contracts and commitments to which it is a party or by which it is bound;

    5.1.2 Except as required or permitted by this Agreement, the Company shall not and shall not propose to (i) sell or pledge or agree to sell or pledge any capital stock owned by it in any Company Subsidiary, (ii) amend its Certificate of Incorporation or By-Laws, or (other than an annual meeting of stockholders held for the sole purpose of electing directors and to consider such other matters not proposed by or on behalf of the Company as may properly come before the meeting, if the Proxy Statement/Prospectus has not been mailed on or prior to March 13, 1996 (and if such an annual meeting is held and the Company is not in material breach hereunder (other than any such breach which occurred prior to the date of this Amendment and which was actually known to Alliance), Alliance will vote all shares of Company Common beneficially owned by it in favor of the directors nominated by the Company)) except as required by court order, hold any meeting of stockholders or (other than in opposition to a solicitation by a third party other than Alliance or BAC) solicit any stockholder action by written consent, (iii) split, combine or reclassify its outstanding capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company, or declare, set aside or pay any dividend or other distribution payable in cash, stock or property or (iv) directly or indirectly redeem, purchase or otherwise acquire or agree to redeem, purchase or otherwise acquire any shares of Company capital stock;

    5.1.3 The Company shall not, nor shall it permit any Company Subsidiary to, (i) except as required or permitted by this Agreement, issue, deliver or sell or agree to issue, deliver or sell any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class or incur any liability in respect of (a) borrowed money, (b) capitalized lease obligations, (c) deferred purchase price of property or services (other than trade payables in the ordinary course) and (d) guarantees of any of the foregoing ("Indebtedness") (other than pursuant to existing lines of credit for use in the ordinary course of business and consistent with past practices) or any option, rights or warrants to acquire, or securities convertible into, shares of capital stock other than issuances of Company Common disclosed in the Company Disclosure Schedule; (ii) except as required or permitted by this Agreement, acquire, lease or dispose or agree to acquire, lease or dispose of any capital assets or any other assets other than in the ordinary course of business; (iii) incur additional Indebtedness or encumber or grant a security interest in any asset or enter into any other transaction other than in each case in the ordinary course of business; (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, except that the Company may create new wholly-owned Subsidiaries in the ordinary course of business; or
  (v) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing;

    5.1.4 Except as disclosed in the Company Disclosure Schedule, the Company shall not, nor shall it permit any Company Subsidiary to, except as expressly permitted by this Agreement or required to comply with applicable law or this Agreement or pursuant to the terms of existing agreements that were not required to be included in the Company Disclosure Schedule, (i) adopt, enter into, terminate or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or other Company Plan, agreement, trust, fund or other arrangement for the benefit or welfare of any director, officer or current or former employee, (ii) increase in any manner the compensation or fringe benefits of any director or officer or any employee (except, with respect to employees, for normal increases in the ordinary course of business that are consistent with past practice and that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company and any Company Subsidiary relative to the level in effect prior to such amendment), (iii) pay any benefit not provided under any existing plan or arrangement, (iv) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Company Plan (including, without limitation, the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder), (v) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Company Plan other than in the ordinary course of business consistent with past practice or
  (vi) adopt, enter into, amend or terminate any contract, agreement, commitment or arrangement to do any of the foregoing, provided, however, that nothing contained herein shall prevent the Company or any Company Subsidiary from paying any bonus to or increasing the compensation of any employee in accordance with the terms of any employment agreement for such employee that was provided to Alliance prior to the date hereof; and

    5.1.5 Between the date hereof and the Effective Time, (i) the Company shall provide to Alliance within 45 days after the end of each month such financial statements as are customarily prepared by the Company on a monthly basis and shall provide to Alliance, as promptly as practicable, such summary financial information with respect to the Company as is customarily provided to the Chairman and Chief Executive Officer and Chief Financial Officer of the Company; (ii) the Company and each Company Subsidiary shall consult with Alliance on a regular basis with respect to all operating decisions which could be expected to result in a material change in the business of the Company or any Company Subsidiary as presently operated or which are not in the ordinary course of business;
  (iii) subject to Section 9.11, the Company and each Company Subsidiary shall permit representatives of Alliance and prospective providers of financing to have full and unrestricted access to such information, documents, facilities and personnel as they may from time to time request; and (iv) the Company will provide reasonable cooperation in helping Alliance to obtain permanent financing (in lieu of bridge financing) as described in Section 7.1.6 (the Company recognizing that substituting such financing may require the payment of certain fees and commissions which shall be the responsibility of Alliance and the Alliance Subsidiaries including after the Effective Time the Company).

  5.2 Conduct of Business by Alliance Pending the Merger. Prior to the Effective Time, unless the Company shall otherwise agree in writing except as otherwise required by this Agreement:

    5.2.1 Alliance shall, and shall cause the Alliance Subsidiaries to, use their reasonable best efforts to preserve their relationships with customers, suppliers and others having business dealings with them and maintain their current licenses and permits to the end that their goodwill and on-going businesses shall be unimpaired at the Effective Time, except such impairment as would not have a Material Adverse effect on Alliance. Alliance shall and shall cause the Alliance Subsidiaries to use their reasonable best efforts to

  (i) maintain insurance coverage and its books, accounts and records in the usual manner consistent with prior practices; (ii) comply in all material respects with all laws, ordinances and regulations of Governmental Entities applicable to Alliance and the Alliance Subsidiaries; (iii) maintain and keep its properties and equipment in good repair, working order and condition, ordinary wear and tear expected; and (iv) perform in all material respects its obligations under all contracts and commitments to which it is a party or by which it is bound, in each case other than where the failure to so maintain, comply or perform, either individually or in the aggregate, would not result in a Material Adverse Effect on Alliance;

    5.2.2 Alliance shall not amend any of the material terms or provisions of the Alliance Common or Alliance Special Stock;

    5.2.3 Alliance shall not take any action that would result in the failure to maintain the trading of Alliance Common on NASDAQ; and

    5.2.4 Alliance shall not declare or pay any dividend or distribution on any outstanding shares of its capital stock.

    5.2.5 Between the date hereof and the Effective Time, (i) Alliance shall provide to the Company within 25 days after the end of each month such financial statements as are customarily prepared by Alliance on a monthly basis; (ii) Alliance and each Alliance Subsidiary shall promptly advise the Company of developments which could be expected to result in a material change in the business of Alliance or any Alliance Subsidiary as presently operated; and (iii) subject to Alliance's contractual obligations to maintain confidentiality of certain agreements to which Alliance or any Alliance Subsidiary is a party, Alliance and each Alliance Subsidiary shall permit representatives of the Company to have access to such information, documents, facilities and personnel as the Company may from time to time request.

  5.3 Notice of Breach. Each party shall promptly give written notice to the other party upon becoming aware of the occurrence or, to its knowledge, impending or threatened occurrence, of any event which would cause or constitute a breach of any of its representations, warranties or covenants contained or referenced in this Agreement, and will use all reasonable efforts to prevent or promptly remedy the same. Any such notification shall not be deemed an amendment of the Company Disclosure Schedule or the Alliance Disclosure Schedule.

6. ADDITIONAL AGREEMENTS.

  6.1 Registration Statement; Proxy Statement; Auditors' Letters; Other
Matters.

  6.1.1 As promptly as practicable after the execution of this Agreement, Alliance and the Company shall cooperate and promptly prepare and file with the SEC a joint proxy statement/prospectus (the "Proxy Statement-Prospectus") with respect to the stockholder meetings (each, the "Meeting") in connection with the Merger (which in the case of the Company shall also be its annual meeting). The Company and Alliance shall each duly call, give notice of, convene and hold the Meeting as soon as practicable after the date hereof and shall each include in the Proxy Statement-Prospectus the recommendation of its board of directors that its stockholders adopt this Agreement and shall use its best efforts to obtain such adoption. At the Meeting, Alliance shall vote its shares of Company Common in favor of adoption of this Agreement. At an appropriate time mutually determined by Alliance and the Company prior to the clearance of the Proxy Statement-Prospectus, Alliance and the Company shall cooperate and promptly prepare and Alliance shall file with the SEC the Registration Statement covering all shares of Alliance Common and Series B Special Stock to be issued pursuant to this Agreement (including pursuant to the outstanding Company Options or Company Warrants or any similar executive compensation awards following the Merger and the offer and sale by Alliance of the shares referred to in Section 6.5 hereof, as well as the resale thereof), in which Registration Statement the Proxy Statement-Prospectus shall be included as a prospectus with respect to such shares of Alliance Common and Series B Special Stock. The respective parties shall cause the Proxy Statement-Prospectus and the Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. Alliance shall use all reasonable efforts, and the Company will reasonably cooperate with Alliance, to have the Registration Statement declared effective by the SEC as promptly as practicable. Alliance shall use its best efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities law or "Blue Sky" permits or approvals required to carry out the transactions contemplated by this Agreement and will pay all expenses incident thereto. Alliance and the Company each agree that the Proxy Statement-Prospectus and each amendment or supplement thereto at the time it is filed or becomes effective shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company agrees that the written information concerning the Company provided by it for inclusion in the Proxy Statement-Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the Meeting, or, in the case of written information concerning the Company provided by the Company for inclusion in the Registration Statement or any amendment or supplement thereto, at the time it is filed or becomes effective, shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Alliance agrees that the written information concerning Alliance provided by it for inclusion in the Proxy Statement-Prospectus and each amendment or supplement thereto at the time of mailing thereof and at the time of the meeting shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Except as otherwise required by law, no amendment or supplement to the Proxy Statement- Prospectus shall be made by Alliance or the Company without the approval of the other party. Alliance shall advise the Company and the Company shall advise Alliance, as applicable, promptly after it receives notice thereof, of the time when the Registration Statement shall become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Alliance Common issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement-Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

  6.1.2 The Company shall use its reasonable best efforts to cause to be delivered to Alliance a letter of Coopers & Lybrand L.L.P., the Company's independent auditors, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to the Company, customary in form, scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

  6.1.3 Alliance shall use its reasonable best efforts to cause to be delivered to the Company a letter of KPMG Peat Marwick, Alliance's independent auditors, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to Alliance, customary in form, scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

  6.1.4 The Company will provide reasonable cooperation in helping Alliance to obtain permanent financing (in lieu of bridge financing) as described in
Section 7.1.6 (the Company recognizing that substituting such financing may require the payment of certain fees and commissions which will be the responsibility of Alliance and the Alliance Subsidiaries including after the Effective Time the Company).

  6.2 Alternative Proposals. Subject to the proviso of this Section 6.2, prior to the Effective Time, the Company agrees that (i) neither it nor any of the Company Subsidiaries shall, and it shall use reasonable efforts to cause its officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of the Company Subsidiaries) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, the Company or any Company Subsidiary (any such proposal or offer being hereinafter referred to as an "Alternative Proposal") or engage in any negotiations or enter into any agreement concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Alternative Proposal, or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal,
(ii) it shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing, and it shall take the necessary steps to inform the individuals or entities referred to above of the obligations undertaken in this Section 6.2 and (iii) it shall notify Alliance as promptly as practicable if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it; provided, however, that nothing contained in this Section
6.2 shall prohibit the Board of Directors of the Company from (a) after notice to Alliance, furnishing information to, or entering into negotiations or discussions with, any person or entity that makes an unsolicited bona fide Alternative Proposal if the Board of Directors of the Company determines in good faith, after consultation with counsel, that the failure to do so could reasonably be deemed a breach of its fiduciary duties under applicable law,
(b) failing to make, withdrawing, modifying or changing the recommendation referred to the Company Stockholders, the approval and adoption of this Agreement if the Board of Directors of the Company determines in good faith, after consultation with counsel, that making such recommendation, or the failure to withdraw, modify or change such recommendation, could reasonably be deemed a breach of its fiduciary duties under applicable law, (c) recommending to the Company Stockholders an Alternative Proposal that the Board of Directors of the Company determines in good faith, after consultation with its financial advisor, is likely to be more favorable, from a financial point of view, to the Company Stockholders, than the Merger or (d) to the extent applicable, complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Alternative Proposal.

  6.3 Indemnification of Directors and Officers. The provisions of the Certificate of Incorporation of the Surviving Corporation with respect to indemnification on the date of this Agreement shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the date hereof were directors or officers of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), unless such modification is required by law. Alliance will indemnify the directors and officers of the Company to the maximum extent permitted by law against all loss, cost and expense reasonably incurred by them as a result of the termination of the WMS Agreement following the date of this Agreement until its termination (and unless the termination occurs as a result of clauses (i) or (ii) of Section 8.1.3, thereafter). Without limiting the obligations under the two previous sentences, for a period of six years after the Effective Time, (i) the Surviving Corporation will maintain in effect insurance policies, covering the directors and officers of the Company at the date hereof, for claims made within such six-year period with respect to directors' and officers' liability for activities taken or not taken on or prior to the Effective Time, such policies to be comparable in all material respects (including dollar amount and scope of coverage) to the policies presently maintained by the Company for such purpose and (ii) Alliance shall indemnify such directors and officers against any loss, cost and liability reasonably incurred by them arising out of the termination of the WMS Agreement. Alliance's indemnity obligations herein are conditioned on the indemnitee's giving Alliance the rights to defend and settle claims and its reasonable cooperation with Alliance in the manner provided in Section 9.6.7, and on such indemnitee's using commercially reasonable efforts to contest any liability and to recover under applicable insurance policies (to which recovery Alliance shall be subrogated).

  6.4 Regulatory Compliance. The Company, BAC and Alliance will use their respective best efforts to comply promptly with all requirements which federal or state law may impose on them with respect to the Merger. The Company and Alliance will take all such action as may be necessary under the federal securities laws applicable to or necessary for, and will file and, if appropriate, use their best efforts to have declared effective or approved, all documents and notifications with the SEC and other governmental or regulatory bodies which they deem necessary or appropriate for the consummation of the Merger and the transactions contemplated hereby, and each party shall give the other information reasonably requested by such other party pertaining to it and its subsidiaries and affiliates to enable such other party to take such actions. The Company, BAC and Alliance will take all such action as may be necessary under gaming laws and regulations applicable to or necessary for the consummation of the Merger and the transactions contemplated hereby and will, as soon as practicable, file or cause to be filed with all Governmental Entities having jurisdiction over the gaming activities of the Company, Company Subsidiaries, Alliance and Alliance Subsidiaries, on behalf of such entities or individuals as required, such applications, disclosure statements, documents and other submissions for approval, qualification or consent as may be required in connection therewith. No party hereto will intentionally take, or omit to take, any action, which action or omission will have the effect of delaying, impairing or impeding the receipt of any required consent, authorization, order or approval or the making of any required filing or registration. The Company and Alliance shall file in a timely manner all reports and documents required to be so filed by or under the Exchange Act.

  6.5 Registration Rights. Alliance shall use its reasonable best efforts to cover in the Registration Statement resales by persons who immediately prior to the Effective Time were directors or executive officers of the Company of shares constituting the Share Consideration and other shares of Alliance Common and Series B Special Stock issued to them in connection with the Merger (including without limitation shares issued pursuant to severance or termination agreements with Alliance). Alliance shall use its reasonable best efforts to keep the Registration Statement effective for this purpose until the third anniversary of the Effective Date or such earlier date as the shares covered thereby may be freely sold by such persons under Rule 145 under the Securities Act, subject to reasonable blackout periods to permit the Company to accomplish its corporate objectives.

  6.6 Omitted.

  6.7 Arrangements with Certain Officers of the Company. Alliance shall be bound by all employment agreements and related plans currently in effect for officers, directors and employees of the Company, including provisions of those agreements and plans relating to stock options, performance units, stock payment rights, restricted stock and/or change of control. Prior to the Effective Time, the Company may enter into amendments to such agreements and plans with each of Richard Gillman, Hans Kloss and Neil Jenkins in form and content reasonably satisfactory to Alliance and such individuals, as previously agreed between them and Alliance.

7. CLOSING CONDITIONS.

  7.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger and the other transactions contemplated herein shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable law:

    7.1.1 Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or, to the knowledge of Alliance or the Company, threatened by the SEC.

    7.1.2 Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite vote of the Company Stockholders, and shall have been approved and adopted by the requisite vote of the Alliance Stockholders.

    7.1.3 No Order. No Governmental Entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which materially restricts, prevents or prohibits consummation of the Merger or any transaction contemplated by this Agreement; provided, however, that the parties shall use their reasonable best efforts to cause any such decree, judgment, injunction or other order to be vacated or lifted.

    7.1.4 HSR Act. The applicable waiting period under the HSR Act shall have expired or been terminated.

    7.1.5 Governmental Approvals. Other than the filing of the Certificate of Merger in accordance with Delaware Law, all licenses, permits, registrations, authorizations, consents, waivers, orders or other approvals required to be obtained, and all filings, notices or declarations required to be made, by Alliance or any Alliance Subsidiary, and the Company or any Company Subsidiary, in order to consummate the Merger and the transactions contemplated hereunder shall have been obtained from, and made with, all required Governmental Entities, without any material condition thereto.

    7.1.6 Financing. Alliance shall have obtained $150,000,000 of financing having terms that are commercially reasonable considering the combined consolidated financial condition of Alliance and the Company to fund the Cash Consideration, to refinance existing indebtedness of the Company and its subsidiaries (including the extension or modification thereof) and to provide working capital. The financing shall include a sale for cash pursuant to a registered public offering of Series B Special Stock (which shall not be sold as part of a unit with any other security) in which Alliance receives gross proceeds, prior to payment of underwriter spreads and expenses, of at least $15,000,000, and At least two-thirds of the financing shall be in the form of bank debt, other indebtedness having a term of at least four years and/or equity of any type (provided that any preferred stock shall not be redeemable (other than at the option of Alliance) for at least four years).

  7.2 Additional Conditions to Obligations of Alliance. The obligations of Alliance to effect the Merger and the transactions contemplated herein are also subject to the following conditions:

    7.2.1 Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement shall be true and correct as of the Effective Time as though made on and as of the Effective Time, except (i) for changes specifically permitted by this Agreement and
  (ii) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date. Alliance shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of the Company to the foregoing effect.

    7.2.2 Agreement and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. Alliance shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of the Company to the foregoing effect.

    7.2.3 Omitted.

    7.2.4 Omitted.

    7.2.5 Omitted.

    7.2.6 Arrangements with Certain Officers of the Company. Alliance intends to honor all employment agreements and related plans currently in effect for officers, directors and employees of the Company, including provisions of those agreements and plans relating to change of control. Prior to the Effective Time, the Company shall have entered into amendments to the employment agreements with each of Richard Gillman and Neil Jenkins in form and content satisfactory to Alliance and such individuals.

    7.2.7 Omitted.

    7.2.8 Omitted.

    7.2.9 No Material Adverse Change to the Company. From the date hereof through and including the Effective Time, no event shall have occurred which would have a Material Adverse Effect on the Company. Alliance shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of the Company to the foregoing effect.

    7.2.10 Third Party Consents. All third party consents shall have been received which may be required to avoid the breach of any material agreements to which the Company or any Company Subsidiary is a party, including consents of lessors, in order to consummate the Merger and the transactions contemplated hereby.

    7.2.11 Gaming Regulatory Approval. All licenses, permits, registrations, authorizations, consents, waivers, orders or other approvals required to be obtained from, and all filings, notices or declarations required to be made with, the Gaming Regulatory Authorities set forth on the Company Disclosure
  Schedule in order to permit the Company and any Company Subsidiary to conduct its business in the jurisdictions regulated by such Gaming Regulatory Authorities after the Effective Time in the same manner as conducted by it prior to the Effective Time shall have been obtained or made.

  7.3 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger and the other transactions contemplated in this Agreement are also subject to the following conditions:

    7.3.1 Representations and Warranties. Each of the representations and warranties of Alliance contained in this Agreement shall be true and correct as of the Effective Time, as though made on and as of the Effective Time, except (i) for changes specifically permitted by this Agreement and
  (ii) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date. The Company shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of Alliance to the foregoing effect.

    7.3.2 Agreements and Covenants. Alliance shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. The Company shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of Alliance to the foregoing effect.

    7.3.3 Public Offering of Series B Special Stock. Alliance shall have used reasonable commercial efforts to (i) complete the sale on reasonable commercial terms, pursuant to a registered public offering, of at least $25,000,000 liquidation value of Series B Special Stock at or prior to the Effective Time and (ii) cause the Series B Special Stock to be listed on a national securities exchange or quoted on the NASDAQ National Market System as promptly as practicable, if the criteria for such listing or quotation are satisfied.

    7.3.4 Omitted.

    7.3.5 No Material Adverse Change to Alliance. From the date hereof through and including the Effective Time, no event shall have occurred which would have a Material Adverse Effect on Alliance. The Company shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of Alliance to the foregoing effect.

    7.3.6 Third Party Consents. All third party consents shall have been received which may be required to avoid the breach of any material agreements to which Alliance or any Alliance Subsidiary is a party, including consents of lessors, in order to consummate the Merger and the transactions contemplated hereby.

    7.3.7 Gaming Regulatory Approval. All licenses, permits, registrations, authorizations, consents, waivers, orders or other approvals required to be obtained from, and all filings, notices or declarations required to be made with, the Gaming Regulatory Authorities set forth on the Alliance Disclosure Schedule in order to permit Alliance or any Alliance Subsidiary to conduct its business in the jurisdictions regulated by such Gaming Regulatory Authorities after the Effective time in the same manner as conducted by it prior to the Effective Time shall have been obtained or made.

8. TERMINATION; EFFECT OF TERMINATION.

  8.1 Right to Terminate. Anything to the contrary herein notwithstanding, this Agreement and the transaction contemplated hereby may be terminated at any time prior to the Effective Time by prompt notice given in accordance with
Section 9.3 (provided that no termination in connection with which payments are due under Section 9.6 shall be effective until such payments have been made):

    8.1.1 by the mutual written consent of Alliance and the Company (with the approval of their respective Boards of Directors);

    8.1.2 by Alliance (with the approval of its Board of Directors) or the Company (with the approval of its Board of Directors) if: (i) any Governmental Entity whose approval is required for consummation of the Merger has denied approval of the Merger and such denial has become final and nonappealable; or (ii) the Effective Time shall not have occurred at or before 11:59 p.m. New York time on May 3, 1996; provided, however, that the right to terminate this Agreement under this Section 8.1.2 shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been the cause of or resulted in the occurrence of any of the events in clauses (i) or (ii) above;

    8.1.3 by Alliance (with the approval of its Board of Directors), by giving written notice of such termination to the Company, if (i) there has been a material breach of any material agreement of the Company herein, such that in the reasonable opinion of Alliance, the condition to closing in Section 7.2.2 could not be expected to be satisfied by the termination date contemplated by Section 8.1.2 hereof, (ii) there has been a material breach of any material representation or warranty of the Company herein, such that in the reasonable opinion of Alliance, the condition to closing in Section 7.2.1 could not be expected to be satisfied by the termination date contemplated by Section 8.1.2 hereof, or (iii) the Alliance Stockholders do not approve and adopt this Agreement at the Meeting; or

    8.1.4 by the Company (with the approval of its Board of Directors), by giving written notice of such termination to Alliance, if (i) there has been a material breach of any material agreement of Alliance herein, such that in the reasonable opinion of the Company, the condition to closing in
  Section 7.3.2 could not be expected to be satisfied by the termination date contemplated by Section 8.1.2 hereof, (ii) there has been a material breach of any material representation or warranty of Alliance herein, such that in the reasonable opinion of the Company, the condition to closing in Section
  7.3.1 could not be expected to be satisfied by the termination date contemplated by Section 8.1.2 hereof, (iii) the Company's Stockholders do not approve and adopt this Agreement at the Meeting, (iv) the Board of Directors of the Company fails to make, withdraws, or modifies or changes the recommendation referred to in Section 6.2 based on its good faith determination, after consultation with counsel, that making such recommendation, or the failure to withdraw, modify or change such recommendation, could reasonably be deemed a breach of its fiduciary duties under applicable law, (v) the Board of Directors of the Company recommends to the Company Stockholders an Alternative Proposal that the Board of Directors of the Company determines in good faith, after consultation with its financial advisor, is likely to be more favorable, from a financial point of view, to the Company Stockholders than the Merger or (vi) prior to the Effective Time, Alliance engages in any merger, acquisition, disposition or similar transaction with a third party which transaction requires the approval of Alliance Stockholders.

  8.2 Certain Effects of Termination. In the event of the termination of this Agreement as provided in Section 8.1 hereof:

    8.2.1 Except as provided in Sections 8.2.2, 8.2.3 and 9.6 hereof, this Agreement shall forthwith become void, there shall be no liability on the part of Alliance, BAC or the Company or any of their respective affiliates, officers or directors and all rights and obligations of any party hereto shall cease; provided, however, that nothing herein shall relieve any party from liability for the willful breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, prior to such termination; and

    8.2.2 Each party, if so requested by the other party, will return promptly every document furnished to it by or on behalf of the other party in connection with the transaction contemplated hereby, whether so obtained before or after the execution of this Agreement, and any copies thereof (except for copies of documents publicly available) which may have been made, and will use reasonable efforts to cause its representatives and any representatives of financial institutions and investors and others to whom such documents were furnished promptly to return such documents and any copies thereof any of them may have made.

    8.2.3 If this Agreement is terminated (a) by the Company pursuant to clauses (i), (ii) or (vi) of Section 8.1.4 or by Alliance pursuant to clause (iii) of Section 8.1.3, (b) by either party pursuant to clause (ii) of Section 8.1.2 (other than as a result of the failure to satisfy Section
  7.2.11 or 7.3.7) or (c) by Alliance pursuant to clauses (i) (but excluding any such termination based upon the Company's breaches of Sections 5.1, 6.1, 6.2 or 6.4 hereof which breaches have a material adverse effect on the likelihood that the Merger will be consummated or the value of the Company to Alliance and which breaches occurred after January 19, 1996, or prior to such date if Alliance had no actual knowledge thereof as of such date) or
  (ii) (but excluding any such termination as a result of knowing breaches of representations or warranties which breaches have a material adverse effect on the likelihood that the Merger will be consummated or the value of the Company to Alliance and which breaches occurred after January 19, 1996, or prior to such date if Alliance had no actual knowledge thereof as of such date) of Section 8.1.3, then, (i) in the case of a termination referred to in clauses (a) or (b) of this Section 8.2.3, for a period of one year (or in the case of termination pursuant to clause (ii) of Section 8.1.2 where the failure of the Effective Time to occur results primarily from a failure to obtain financing in accordance with Section 7.1.6 primarily attributable to the Company other than as a result of its breach of Section 6.1.4, six months (but in the case of a breach of Section 6.1.4 this Section 8.2.3 shall not apply) after such termination and (ii) in the case of a termination referred to in clause (c) of this Section 8.2.3, for a period of six months after such termination, neither Alliance nor any of its affiliates or associates (as such terms are defined in Rule 12b-2 under the Exchange Act) will, nor will they assist or encourage others to, directly or indirectly,
  (i) acquire or agree, offer, seek or propose to acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of the Company or any of its assets or businesses, any securities issued by it or any options or rights to acquire such ownership, or (ii) seek or propose to influence or control the management or policies of the Company or enter into any discussions, negotiations, arrangements or understandings with any person with respect to any of the foregoing (but nothing herein shall limit Alliance's discretion with respect to the voting of its own stock); provided, that these limitations shall not apply if any of the events referred to in clauses (i) or (iii) of Section 9.6.3 shall occur, and provided further that the Company will not enter into any agreement of the type referred to in clause (ii) of Section 9.6.3 until 90 days after giving Alliance notice thereof, during which period the Company shall give Alliance the opportunity to enter into an agreement with the Company on the terms described in such notice (provided that if the consideration payable thereunder is other than cash, Alliance shall be permitted to pay any consideration of equal value as determined in good faith by an investment banker chosen by the parties, or if they are unable to agree, by a third investment banker chosen by an investment banker appointed by each of the Company and Alliance). Notwithstanding anything to the contrary contained in this Section 8.2.3, in the event that, during any period following the termination of this Agreement in which Alliance and its affiliates are subject to any of the restrictions referred to in this Section 8.2.3, the Company enters into an agreement concerning, or the Board of Directors of the Company recommends to the Company Stockholders, an Alternative Proposal pursuant to which shares constituting a majority of the Company Common will be exchanged or purchased for consideration having a fair market value per share less than $11.70, then any such restrictions to which Alliance and its affiliates are subject shall immediately terminate.

  This Section 8.2 shall survive any termination of this Agreement.

9. MISCELLANEOUS.

  9.1 Effectiveness of Representations, Warranties and Agreements.

  9.1.1 Except as set forth in Section 9.1.2, the representations, warranties and agreements of each party hereto shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of any other party hereto, any person controlling any such party or any of their officers or directors, whether prior to or after the execution of this Agreement.

  9.1.2 The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Article 8 hereof; except that the agreements set forth in Articles 1, 2 and 9 and Section 6.3 hereof shall survive the Effective Time and those set forth in Sections 6.3 and 8.2 and Article 9 hereof shall survive termination.

  9.2 Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof. The representations, warranties, covenants and agreements set forth in this Agreement and in any financial statements, schedules or exhibits delivered pursuant hereto constitute all the representations, warranties, covenants and agreements of the parties hereto and upon which the parties have relied and except as may be specifically provided herein, no change, modification, amendment, addition or termination of this Agreement or any part thereof shall be valid unless in writing and signed by or on behalf of the party to be charged therewith.

  9.3 Notices. Any and all notices or other communications or deliveries required or permitted to be given or made pursuant to any of the provisions of this Agreement shall be deemed to have been duly given or made for all purposes if sent by certified or registered mail, return receipt requested and postage prepaid, hand delivered, overnight delivery service, or sent by telephone facsimile as follows:

                     If to Alliance or BAC, at:

                     Alliance Gaming Corporation
                     4380 Boulder Highway
                     Las Vegas, Nevada 89121
                     Facsimile: (702) 435-7788
                     Attention:  Steve Greathouse, Chairman, President and
                                 Chief Executive Officer

                     With a copy to:

                     Milbank, Tweed, Hadley & McCloy
                     1 Chase Manhattan Plaza
                     New York, New York 10005
                     Facsimile: (212) 530-5219
                     Attention:  Lawrence Lederman, Esq.

                     If to the Company, at:

                     Bally Gaming International, Inc.
                     6601 South Bermuda Road
                     Las Vegas, Nevada 89119
                     Facsimile: (702) 896-7990
                     Attention:  Richard Gillman, Chief Executive Officer

                     With a copy to:

                     Shereff, Friedman, Hoffman & Goodman, LLP
                     919 Third Avenue
                     New York, NY 10022-9998
                     Facsimile: (212) 758-9526
                     Attention:  Martin Nussbaum, Esq.

or at such other address as any party may specify by notice given to other party in accordance with this Section. The date of giving of any such notice shall be three days following the posting of the mail, the date of hand delivery, the business day following delivery to an overnight delivery service or the date sent by telephone facsimile.

  9.4 No Waiver. No waiver of the provisions hereof shall be effective unless in writing and signed by the party to be charged with such waiver. No waiver shall be deemed a continuing waiver in respect of any subsequent breach or default, either of similar or different nature, unless expressly so stated in writing.

  9.5 Governing Law. Except to the extent that Delaware Law is mandatorily applicable to the Merger and the rights of the Company Stockholders, this Agreement shall be governed, interpreted and construed in accordance with the laws of the State of New York applicable to contracts to be performed entirely within that State. Should any clause, section or part of this Agreement be held or declared to be void or illegal for any reason, all other clauses, sections or parts of this Agreement which can be effected without such illegal clause, section or part shall nevertheless continue in full force and effect.

  9.6 Expenses, Transfer Taxes; Certain Payments.

  9.6.1 Each party hereto shall bear all fees and expenses incurred by such party in connection with, relating to or arising out of the negotiation, preparation, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, financial advisors', attorneys', accountants' and other professional fees and expenses, except that (i) the filing fee in connection with the filing of the Registration Statement or the Proxy Statement-Prospectus with the SEC and (ii) the expenses incurred in connection with the printing and mailing of the Registration Statement and the Proxy Statement- Prospectus.

  9.6.2 So long as Alliance shall have not breached its obligations hereunder, if this Agreement is terminated by the Company pursuant to clauses (iv) or (v) of Section 8.1.4, within two business days after such termination, the Company shall pay Alliance a fee of Two Million Eight Hundred Thousand ($2,800,000) Dollars, which amount shall be payable by wire transfer of same day funds.

  9.6.3 So long as Alliance shall not have breached its obligations hereunder, if this Agreement is terminated by the Company pursuant to clause (iii) of
Section 8.1.4 hereof and if any of the following shall have occurred or occur within six months after such termination:

    (i) any person (other than Alliance or any Alliance Subsidiary) shall have commenced (as such term is defined in Rule 14d-2 under the Exchange
  Act) a tender offer or exchange offer to purchase any shares of Company Common such that, upon consummation of such offer, such person would own or control 35% or more of the then outstanding Company Common and the Board of Directors of the Company, within ten business days after such tender offer or exchange offer is so commenced, either fails to recommend against acceptance of such tender offer or exchange offer by the Company Stockholders or takes no position with respect to the acceptance of such tender offer or exchange offer by the Company Stockholders; provided, however, that with respect to a tender offer or exchange offer first commenced within six months after termination of this Agreement by the Company the fee provided for in this Section 9.6.3 shall not be payable unless such tender offer or exchange offer is consummated, whether or not such consummation is within such six-month period.

    (ii) the Company or any Company Subsidiary shall have authorized, recommend, proposed or publicly announced an intention to authorize, recommend or propose, or entered into, an agreement with any person (other than Alliance or any Alliance Subsidiary) to (A) effect a merger, consolidation or similar transaction involving the Company or any Company Subsidiary, (B) sell, lease or otherwise dispose of assets of the Company or any Company Subsidiary representing 35% or more of the consolidated assets of the Company and the Company Subsidiaries or (C) issue, sell or otherwise dispose of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 35% or more of the voting power of the Company or any Company Subsidiary; or

    (iii) any person (other than Alliance, any Alliance Subsidiary, the Company or any Company Subsidiary in a fiduciary capacity) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 35% or more of the then outstanding Company Common;

then, within two business days after such occurrence, the Company shall pay Alliance a fee of Two Million Eight Hundred Thousand ($2,800,000) Dollars, which amount shall be payable by wire transfer of same day funds.

  9.6.4 Following any termination of this Agreement other than a termination pursuant to clauses (i) or (ii) of Section 8.1.4, clause (iii) of section
8.1.3 or clause (ii) of Section 8.1.2 when the failure of the Effective Time to occur results primarily from the non-occurrence of the condition established in Section 7.1.6 and such non-occurrence is not attributable primarily to the Company, within two business days after such termination and thereafter from time to time as requested by Alliance, the Company shall reimburse Alliance for its out-of-pocket costs and expenses incurred in connection with the transactions contemplated by this Agreement and its prior tender offer and consent solicitation with respect to the Company, including without limitation fees and disbursements of counsel, financial advisors and accountants, amounts previously paid under Sections 6.3 and 9.6.7 and financing commitment fees and expenses, provided that such reimbursement shall not exceed Two Million Dollars ($2,000,000) unless this Agreement is terminated pursuant to clauses (iii), (iv) or (v) of Section

8.1.4 and, in the case of termination pursuant to such clauses (iii) or (iv), one of the events specified in such clauses (i), (ii) or (iii) of Section
9.6.3 occurs during the six-month period specified therein. If the Company fails to promptly pay any amount due pursuant to Sections 9.6.2, 9.6.3 or
9.6.4 and, in order to obtain such payment, Alliance commences a suit which results in a judgment against the Company for all or a substantial portion of the amounts due thereunder, the Company shall pay to Alliance its costs and expenses (including reasonable attorneys' fees) in connection with such suit.

  9.6.5 So long as the Company shall not have breached its obligations hereunder, if this Agreement is terminated by Alliance pursuant to clause
(iii) of Section 8.1.3 hereof and prior to such termination any person shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, more than 35% of the then outstanding Alliance Common, within two business days after such termination, Alliance shall pay the Company a fee of Two Million Eight Hundred Thousand ($2,800,000) Dollars, which amount shall be payable by wire transfer of same day funds.

  9.6.6 So long as the Company shall not have breached its obligations hereunder, if this Agreement is terminated by Alliance pursuant to clause
(iii) of Section 8.1.3 hereof, within two business days after such termination and thereafter from time to time as requested by the Company, Alliance shall reimburse the Company for its out-of-pocket costs and expenses incurred in connection with the transactions contemplated by this Agreement and the Alliance tender offer, including without limitation fees and disbursements of counsel, financial advisors and accountants. If Alliance fails to promptly pay any amount due pursuant to Sections 9.6.5 or 9.6.6 and, in order to obtain such payment, the Company commences suit which results in a judgment against Alliance for all or a substantial portion of the amounts due thereunder, Alliance shall pay to the Company its costs and expense (including reasonable attorneys' fees) in connection with such suit.

  9.6.7 Alliance shall indemnify the Company against any amount (not in excess of $4,800,000) paid by the Company pursuant to Sections 9.6.2, 9.6.3 or 9.6.4 of the WMS Agreement. In the event any claim or demand in respect of which the Company might seek indemnity under this Section 9.6.7 is asserted against or sought to be collected from the Company (a "Claim"), the Company shall promptly notify Alliance. Alliance shall defend, at its sole cost and expense, such Claim by all appropriate proceedings, which proceedings will be vigorously and diligently prosecuted by Alliance to a final conclusion or will be settled at the discretion of Alliance. If Alliance fails to so defend, then the Company will have the right to defend at the sole cost and expense of Alliance, by all appropriate proceedings which will vigorously and diligently be prosecuted by the Company to a final conclusion or will be settled at the Company's discretion with the consent of Alliance (not to be unreasonably withheld). If it elects to defend, Alliance will have full control of such defense and proceedings, including any settlement thereof; provided, however, that if requested by Alliance, the Company will, at the sole cost and expense of Alliance, cooperate with Alliance and its counsel in contesting any Claim that Alliance elects to contest, or, if appropriate and related to the Claim in question, in making any counterclaim against the person asserting the Claim, or any cross-complaint against any person. If this Agreement is terminated pursuant to clauses (iii), (iv) or (v) of Section 8.1.4 and (in the case of termination pursuant to clauses (iii) or (iv) of Section 8.1.4) any of the events referred to in clauses (i), (ii) or (iii) of Section 9.6.3 occurs during the six-month period specified therein, Alliance's obligations hereunder shall cease and the Company shall promptly reimburse all payments previously made by Alliance under this Section 9.6.7.

  9.7 Assignment. This Agreement shall not be assigned by operation of law or otherwise.

  9.8 Binding Agreement. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto, and nothing in this Agreement, express or implied (other than Section 6.3), is intended to confer third-party beneficiary rights on any other person.

  9.9 Headings. The headings or captions under sections of this Agreement are for convenience and reference only and do not in any way modify, interpret or construe the intent of the parties or affect any of the provisions of this Agreement.

  9.10 Counterparts. This Agreement may be executed in one or more counterparts each of which when taken together shall constitute one agreement.

  9.11 Confidentiality. Each party will hold, and will use its best efforts to cause its representatives and prospective financing parties to which such documents and information are furnished to hold, in strict confidence, unless
(i) compelled to disclose by judicial or administrative process or by other requirements of applicable laws of governmental or regulatory authorities (including, without limitation, in connection with obtaining the necessary approvals of this Agreement or the transactions contemplated hereby of governmental or regulatory authorities), or (ii) disclosed in an action or proceeding brought by a party hereto in pursuit of its rights or in the exercise of its remedies hereunder, all documents and information concerning the other party and its subsidiaries furnished to it by such other party or its representatives in connection with this Agreement or the transactions contemplated hereby, except to the extent that such documents or information can be shown to have been (x) previously known by the Company or Alliance, as the case may be, or its representatives or prospective financing parties, (y) in the public domain (either prior to or after the furnishing of such documents or information hereunder) through no fault of the Company or Alliance, as the case may be, and its representatives and prospective financing parties or (z) later acquired by the Company or Alliance, as the case may be, or its representatives or prospective financing parties from another source if the recipient is not aware that such source is under an obligation to the Company or Alliance, as the case may be, to keep such documents and information confidential.

  IN WITNESS WHEREOF, the parties hereto have caused this agreement to be signed on the date and year first above written.

                                          Alliance Gaming Corporation

                                                   /s/ Steve Greathouse
                                          By:
                                                     Steve Greathouse,
                                               Chairman, President and Chief
                                                     Executive Officer

                                          BGII Acquisition Corp.

                                                   /s/ Steve Greathouse
                                          By:
                                                     Steve Greathouse,
                                                         President

                                          Bally Gaming International, Inc.

                                                    /s/ Richard Gillman
                                          By:
                                                     Richard Gillman,
                                              Chairman of the Board and Chief
                                                     Executive Officer

                                                                  ANNEX II

                                  [LOGO]

                                                          January 19, 1996

Board of Directors

Bally Gaming International, Inc.

6601 South Bermuda Road

Las Vegas, NV 89119

Members of the Board:

  You have engaged us pursuant to the engagement letter, dated as of February 2, 1995, and as amended through the date hereof, between Bally Gaming International, Inc. (the "Company") and Ladenburg, Thalmann & Co. Inc. ("Ladenburg"). Reference is hereby made to (i) the Agreement and Plan of Merger, dated as of October 18, 1995 (the "Alliance Merger Agreement") among Alliance Gaming Corporation ("Alliance"), BGII Acquisition Corp. ("BAC") and the Company, and (ii) a draft dated January 19, 1996 of the Amendment to the Agreement and Plan of Merger (the "Amendment to the Alliance Merger Agreement") among Alliance, BAC and the Company.

  Specifically, you have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of the Company, par value $.01 per share (the "Company Common") (such holders, the "Stockholders") of the consideration to be received by the Stockholders pursuant to the terms and subject to the conditions set forth in the Amendment to the Alliance Merger Agreement. As more fully described in the Alliance Merger Agreement and the Amendment to the Alliance Merger Agreement, (i) BAC will be merged with and into the Company, and (ii) each outstanding share of the Company Common, other than shares of Company Common which are held by the Company, Alliance or any of their respective subsidiaries will, subject to the terms of the Amendment to the Alliance Merger Agreement, be converted into the right to receive the following: (i) an amount of cash determined by dividing $76,700,000 by the number of outstanding shares of Company Common (other than those referred to on Section 2.1.1) (the "Cash Consideration"), (ii) a fraction of a share of Alliance Common Stock, par value $.10 per share ("Alliance Common"), determined by dividing (x) $0.30, by (y) the Alliance Average Trading Price (as defined in the Amendment to the Alliance Merger Agreement) (the "Common Stock Consideration"), and rounding the result three decimal places, and (iii) that number of shares (or fractions thereof) of the 15% Non-Voting Junior Special Stock, Series B, $0.10 par value, of Alliance having other terms specified in the form of Certificate of Designations, Preferences and Relative Participating, Optional and Other Rights of Special Stock and Qualifications, Limitations and Restrictions Thereof attached as Annex I of the Amendment to the Alliance Merger Agreement or having other terms not less favorable to the holders thereof than those in Annex I (the "Series B Special Stock") equal to $11.40 less the cash consideration, such shares to be valued at the offering price at which shares of Series B Special Stock are issued pursuant to a registered public offering in satisfaction of the condition contained in Section 7.1.6 (the "Special Stock Consideration", and together with the Common Stock Consideration, the "Share Consideration", and the Share Consideration with the Cash Consideration, the "Merger Consideration"), with fractional shares of such Series B Special Stock rounded to the nearest 1/1000 share.

  In arriving at our opinion, we among other things (i) reviewed the Alliance Merger Agreement; (ii) reviewed the Amendment to the Alliance Merger Agreement; (iii) held discussions with certain senior officers, directors and other representatives and advisors of the Company and certain senior officers and other representatives and advisors of Alliance concerning the businesses, operations and prospects of the Company and Alliance; (iv) examined certain publicly available business and financial information relating to the Company and Alliance as well as certain financial forecasts and other data for the Company and Alliance which were provided to us by the respective managements of the Company and Alliance, including information relating to certain strategic implications and operational benefits anticipated from transactions contemplated by the Alliance Merger Agreement (the "Alliance Merger"); (v) reviewed, among other things, current and historical market prices of the Company Common and the Alliance Common, the respective companies' historical and projected earnings, and the capitalization, cash position and financial condition of the Company and Alliance; (vi) analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered comparable to those of the Company and Alliance; (vii) evaluated the potential pro forma financial impact of the Alliance Merger on Alliance and the relative contribution of the Company and Alliance to selected pro forma financial data of the combined company; and (viii) conducted such other examinations and considered such other financial, economic and market criteria as we deemed necessary to arrive at our opinion.

  In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other publicly available information furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information provided to or otherwise reviewed by or discussed with us, we have been advised by the managements of the Company and Alliance that such forecasts and other information were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and Alliance as to the future financial performance of the Company and Alliance and the strategic implications and operational benefits anticipated from the Alliance Merger. We also assumed, with your consent, that the Alliance Merger will be treated as a taxable transaction for federal income tax purposes. Our opinion, as set forth herein, relates to the relative values of the Company and Alliance. We are not expressing any opinion as to what the value of the Alliance Common actually will be when issued to the Stockholders pursuant to the Alliance Merger or the price at which the Alliance Common will trade subsequent to the Alliance Merger. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Alliance nor have we made a complete physical inspection of all of the properties or assets of the Company or Alliance. We were not requested to, and did not, solicit third party indications of interest in acquiring all of the Company, and we were not asked to consider, and our opinion does not address, the relative merits of the Alliance Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

  Ladenburg has been engaged to render financial advisory services to the Company in connection with the Alliance Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Alliance Merger. We also will receive a fee upon the delivery of this opinion. In the ordinary course of our business, we may actively trade the securities of the Company and Alliance for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We have provided investment banking services to the Company in the past, and have received compensation for the rendering of such services.

  Our opinion may not be published or otherwise used or referred to, nor shall any public reference to Ladenburg be made, other than in connection with and as an exhibit to the Registration Statement on Form S-4, and all amendments thereto, to be filed by the Company with the Securities and Exchange Commission in connection with the Alliance merger, without our prior written consent.

  Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the Stockholders.

                                          Very truly yours,

                                          Ladenburg, Thalmann & Co. Inc.

                                                                      ANNEX III

                            AMENDMENT NO. 3 TO THE
                              1991 INCENTIVE PLAN
                                      OF
                       BALLY GAMING INTERNATIONAL, INC.

  The 1991 Incentive Plan of Bally Gaming International, Inc., as amended by Amendments No. 1 and 2 thereto (the "Plan"), is hereby amended as follows:

1. Section 17 of the Plan is hereby amended and restated in its entirety to read as follows:

  17. Termination of Awards Upon Change in Control.

    (a) Subject to subsection (b) below, in the case of a Change in Control, each Award granted under the Plan shall terminate ninety (90) days after the occurrence of such Change in Control, but, in the event of any such termination:

      (i) the Award holder shall have the right, commencing at least five
    (5) days prior to such Change in Control and subject to any other limitation on the exercise of such Award in effect on the date of exercise, (i) to immediately exercise any Options not in tandem with SARs in full, without regard to any vesting limitations, to the extent they shall not have been theretofore exercised, and (ii) to exercise, at any time after the sixth month anniversary of the date of grant of the SAR (but subject to the restrictions of paragraph (e)(3)(iii) of Rule 16b-3), any SARs or Options in tandem with SARs in full, without regard to any vesting limitations, to the extent they shall not have been theretofore exercised, provided, however, that no SAR or Option in tandem with an SAR shall terminate prior to the end of the first Window Period following the occurrence of such Change in Control; and

      (ii) all restrictions on Restricted Stock Awards shall immediately lapse and certificates for the affected Shares and the cash payment required by Section 12.2 of the Plan (if any payment is due) shall be appropriately distributed.

    Subject to Subsection (b) below, each Option, SAR and Option granted in tandem with an SAR outstanding at the date of the Change in Control, shall terminate, in all events, no later than one hundred eighty (180) days after the occurrence of such Change in Control. The foregoing adjustment and the manner of application of the foregoing provisions shall be determined by the Committee in its sole discretion.

   (b) Notwithstanding anything to the contrary in this Section 17 or any other provision of the Plan or award granted hereunder, in the case of a Change in Control which arises as a result of the stockholder approval of Agreement and Plan of Merger among Alliance Gaming Corporation ("Alliance"), BGII Acquisition Corp. and the Company, dated as of October 18, 1995, as amended (the "Merger Agreement"), the following equitable adjustments shall be made: (i) each Award granted under the Plan shall vest upon the Effective Time (as defined in the Merger Agreement) and remain exercisable until the earlier of (A) the original full exercise period, (B) three years from the Effective Time (as defined in the Merger Agreement) or
  (C) except with respect to Messrs. Richard Gillman, Hans Kloss and Neil Jenkins, in the event the option holder's employment is terminated for cause or such employee voluntarily terminates his employment, on the date of such termination and (ii) each outstanding option shall be exercisable, at the exercise price of such option, for the Merger Consideration (as defined in the Merger Agreement) per Share subject to the option or in the event the holder of such option (other than Messrs. Gillman, Kloss and Jenkins) who is an employee of BGII immediately prior to the Effective Time has delivered proper notice of election to the Company prior to the Effective Time, each option held by such holder shall be exercisable for that number of shares of Alliance Common Stock (as defined in the Merger Agreement) equal to the number of Shares subject to the option at an exercise price equal to the Alliance Average Trading Price (as defined in the Merger Agreement). Notice of an election referred to in the preceding sentence shall be deemed proper only if such notice complies with the requirements regarding form and timeliness of delivery as established by the Committee.

                                     III-1

                                                                       ANNEX IV

                            AMENDMENT NO. 3 TO THE
                   1991 NON-EMPLOYEE DIRECTORS' OPTION PLAN
                                      OF
                       BALLY GAMING INTERNATIONAL, INC.

  The 1991 Non-Employee Directors' Option Plan of Bally Gaming International, Inc., as amended by Amendments No. 1 and 2 thereto (the "Plan"), is hereby amended as follows:

1. Section 8 of the Plan is hereby amended and restated in its entirety to read as follows:

    8. Early Termination. An Award granted to a Participant under this Plan shall terminate when the Participant ceases to be a Director, provided however that the Award may be exercised by the Participant (to the extent that he or she shall have been entitled to do so at the time he or she ceased to be a Director) at any time within six (6) months after such Participant ceased to be a Director, but not beyond the original term thereof. The foregoing provision of this Section 8 shall not apply in the event that the Participant ceases to be a Director upon or after the Effective Time (as defined in the Agreement and Plan of Merger among Alliance Gaming Corporation, BGII Acquisition Corp. and the Company, dated as of October 18, 1995, as amended (the "Merger Agreement")).

2. Section 13 of the Plan is hereby amended and restated in its entirety to read as follows:

    13. Termination of Awards Upon Change in Control.

      (a) Subject to subsection (b) below, notwithstanding anything to the contrary, in the case of a Change in Control, each Award granted under the Plan shall terminate ninety (90) days after the occurrence of such Change in Control, but, in the event of any such termination the Award holder shall have the right, commencing at least five (5) days prior to such Change in Control and subject to any other limitation on the exercise of such Award in effect on the date of exercise to immediately exercise any Options in full, without regard to any vesting limitations, to the extent they shall not have been theretofore exercised; and

      (b) Notwithstanding anything to the contrary in this Section 13, in the case of a Change in Control which arises as a result of stockholder approval of the Merger Agreement, each award granted under the Plan shall vest upon the Effective Time and remain exercisable for the lesser of (i) the original full exercise period or (ii) three years from the Effective Time and each option subject to such award shall be exercisable for the Merger Consideration (as defined in the Merger Agreement) per Share subject to such option.

                                                                        ANNEX V

                       BALLY GAMING INTERNATIONAL, INC.

                            1994 STOCK OPTION PLAN
                          FOR NON-EMPLOYEE DIRECTORS,
                                  AS AMENDED

1. NAME.

  The name of this plan is the Bally Gaming International, Inc. 1994 Stock Option Plan for Non-Employee Directors.

2. PURPOSE.

  The purpose of the Plan is to enable the Company to secure non-employee persons of requisite experience and ability to serve on the Board, to motivate Non-Employee Directors to exert their best efforts on behalf of the Company, thus enhancing the value of the Company for the benefit of the Company's stockholders.

3. DEFINITIONS.

  For the purposes of the Plan, the following terms shall be defined as set forth below:

  (a) "Award" means a grant of options to a Participant pursuant to Section 8 of the Plan.

  (b) "Award Agreement" means the written agreement between the Company and the Participant that contains the terms and conditions pertaining to the grant of options.

  (c) "Board" means the Board of Directors of the Company.

  (d) "Change in Control" means a change in control of the Company of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act (as in effect on the date the Plan is adopted by the Board), whether or not the Company is then subject to such reporting requirement; provided, that, without limitation, such a Change in Control shall be deemed to have occurred if:

    (i) any "person" (as defined in Sections 13(d) and 14(d) of the Exchange
  Act) other than Bally is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing forty percent (40%) or more of the combined voting power of the Company's then outstanding securities; or

    (ii) if there shall cease to be a majority of the Board comprised of Continuing Directors; or

    (iii) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least eighty percent (80%) of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or

    (iv) the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company's assets.

  Notwithstanding anything in this Section 2(d) to the contrary, an event or occurrence (or a series of events or occurrences) which would otherwise constitute a Change in Control under the foregoing shall not constitute a Change in Control for purposes of this Plan if the Board, by a majority vote, determines that a Change in Control does not result therefrom; but only if Continuing Directors constitute a majority of the directors voting in favor of such determination. Further, an event or occurrence (or a series of events or occurrences) which would not otherwise constitute a Change in Control under the foregoing shall be deemed to constitute a Change in Control for purposes of this Plan if the Board, by majority vote, determines that a Change in Control does result therefrom; but only if Continuing Directors constitute a majority of the directors voting in favor of such determination. A determination by directors under the provisions of this paragraph shall be made solely for purposes of this Plan and shall not directly or indirectly affect any determination or analysis of whether a Change in Control results for any other purposes. Any determination made with respect to whether a Change in Control results for purposes of any other plan or agreement of the Company shall have no effect for purposes of this Plan.

  (e) "Chairman" means the individual appointed by the Committee to serve as the chairman of the Committee.

  (f) "Code" means the Internal Revenue Code of 1986, as amended from time to time.

  (g) "Committee" means the Committee established pursuant to Section 4 of the Plan.

  (h) "Common Stock" means the $.01 par value Common Stock of the Company or any security of the Company identified by the Committee as having been issued in substitution or exchange therefor or in lieu thereof.

  (i) "Company" means Bally Gaming International, Inc.

  (j) "Continuing Directors" means individuals who at the beginning of any period of two (2) consecutive years constitute the Board and any new director(s) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds ( 2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously approved.

  (k) "Directors" means the members of the Board.

  (l) "Effective Date" means the date on which the Plan is approved by the Board, as provided in Section 5(a) hereof.

  (m) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, or any successor statute.

  (n) "Fair Market Value" means, with respect to the Shares, the closing price for the Shares on the over-the-counter market on the last day prior to the date on which the value is to be determined as reported by the National Association of Securities Dealers' Automatic Quotation System ("NASDAQ"), or if the Shares are traded on a national securities exchange or quoted on the NASDAQ National Market System, the closing price on the last business day prior to the date on which the value is to be determined (or if there was no trading reported, the next preceding day on which there was trading reported).

  (o) "Non-Employee Director" means an individual who: (i) is now, or hereafter becomes, a member of the Board and (ii) is not an employee of the Company on the date of the grant of an option.

  (p) "NSO" means an option that does not meet the requirements of Section 422(b) of the Code, which provides the right to purchase a Share at a price and for a Term fixed in accordance with the Plan, and subject to such other limitations and restrictions imposed by the Plan.

  (q) "Participant" means a Non-Employee Director who has been granted an NSO under the Plan (or in event of the death or disability of a Non-Employee Director, the estate or personal representative of the Non-Employee Director).

  (r) "Person" means any individual, corporation, partnership, association, joint-stock company, trust, unincorporated organization, or government or political subdivision thereof.

  (s) "Plan" means this Bally Gaming International, Inc. 1994 Stock Option Plan for Non-Employee Directors.

  (t) "Rule 16b-3" means Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act, or any successor or replacement rule or regulation thereto. Accordingly, all references in the Plan to a specific paragraph of Rule 16b-3 shall be deemed to be references to such paragraph or to the applicable successor or replacement paragraph thereto.

  (u) "Share" or "Shares" means a share or shares of Common Stock, adjusted in accordance with Section 9(b) hereof, as applicable.

  (v) "Term" means the period during which a particular Award may be exercised.

4. ADMINISTRATION.

  (a) Generally.

  The Plan shall be administered by the Committee. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations and other decisions under or with respect to the Plan or any NSO shall be within the sole and absolute discretion of the Committee, may be made at any time, and shall be final, conclusive and binding upon the Company, any Participant, any holder or beneficiary of any NSO and any stockholder of the Company.

  (b) Composition of the Committee.

  The members of the Committee shall be appointed by the Board and shall consist of no less than two members of the Board who are "disinterested persons" as such term is used in Rule 16b-3. The Committee may from time to time remove members from, or add members to, the Committee. Vacancies on the Committee, however caused, shall be filled by the Board.

  (c) Actions by the Committee.

  The Committee shall hold meetings at such times and places as it may determine. The Committee shall appoint one of its members as Chairman. Acts approved by a majority of the members of the Committee present at a meeting at which a quorum is present, or acts reduced to or approved in writing by a majority of the members of the Committee, shall be the valid acts of the Committee.

  (d) Powers of the Committee.

  Subject to the terms of the Plan and applicable law, the Committee shall have full power and authority to administer the Plan in its sole and absolute discretion. To this end, the Committee is authorized to construe and interpret the Plan and to make all other determinations necessary or advisable for the administration of the Plan. Subject to the foregoing, any determination, decision or action of the Committee in connection with the construction, interpretation, administration, or application of the Plan shall be final, conclusive and binding upon all Participants and any person claiming under or through a Participant.

  (e) Reliance and Indemnification of Committee Members.

  The Committee may employ attorneys, consultants, accounts or other persons and the Committee, the Company and its officers and directors shall be entitled to rely upon the advice, opinions or valuations of any such persons. No member of the Committee or Committee shall be personally liable for any action, determination or interpretation taken or made in good faith by the Committee or the Committee with respect to the Plan, or NSO made thereunder, and all members of the Committee and the Committee shall be fully indemnified and protected by the Company in respect of any such action, determination or interpretation.

  (f) NSO Accounts.

  The Committee shall maintain or cause to be maintained a journal or other record in which a separate account for each Participant shall be established. Whenever NSOs are granted to be exercised by a Participant, the Participant's account shall reflect such grant or exercise and the Participant's account shall be appropriately adjusted in the event of any change in capitalization or transaction pursuant to Section 9 hereof.

5. TERM OF THE PLAN.

  (a) Effective Date of the Plan.

  The Plan was adopted by the Board on April 25, 1994 which is the Effective Date of the Plan.

  (b) Term of the Plan.

  No NSO shall be granted pursuant to the Plan on or after the tenth (10th) anniversary of the Effective Date, but NSOs theretofore granted may be extended beyond that date and the Committee shall have the authority to amend, alter, adjust, suspend, discontinue, or terminate any such NSO or to waive any conditions or rights under any such NSO, and to amend the Plan, beyond that date.

6. SHARES SUBJECT TO THE PLAN.

  (a) Limitation on Number of Shares.

  The maximum aggregate number of Shares which may be subject to NSOs granted to Participants pursuant to the Plan shall be 250,000. The limitation on the number of Shares which may be subject to NSOs under the Plan shall be subject to adjustment as provided in Section 9 hereof. If any NSO granted under the Plan expires or is terminated for any reason without having been exercised in full, the Shares allocable to the unexercised portion of such NSO shall again become available for grant pursuant to the Plan. At all times during the term of the Plan, the Company shall reserve and keep available for issuance such number of Shares as the Company is obligated to issue upon the exercise of all then outstanding NSOs.

  (b) Accounting for NSOs.

  For purposes of this Section 6, the number of Shares covered by an NSO, or to which an NSO relates, shall be counted on the date of grant of such NSO against the aggregate number of Shares available for granting NSOs under the Plan. Any Shares that are delivered by the Company pursuant to any NSO, and any NSOs that are granted by, or become obligations of, the Company, through the assumption by the Company, or in substitution for, outstanding options previously granted by an acquired company shall be counted against the Shares available for granting NSOs under the Plan.

7. SOURCE OF SHARES ISSUED UNDER THE PLAN.

  Common Stock issued under the Plan may consist, in whole or in part, of authorized and unissued Shares or treasury Shares, as determined in the sole and absolute discretion of the Committee. No fractional Shares shall be issued under the Plan.

8. NON-QUALIFIED STOCK OPTIONS.

  (a) Grant of NSOs.

    (i) Each person who was a Non-Employee Director on the date of the Plan's adoption shall automatically be granted NSOs to purchase twenty-five thousand (25,000) shares of Common Stock, subject to all the provisions of the Plan.

    (ii) Each person who is either elected or appointed a Non-Employee Director shall automatically be granted NSOs to purchase twenty-five thousand (25,000) shares of Common Stock, on the date of their appointment or election, subject to the provisions of the Plan.

  (b) Exercise Price.

  The price at which each Share covered by an NSO may be purchased pursuant to this Plan shall be the Fair Market Value of a Share on the date of the NSO grant.

  (c) Terms and Conditions.

  All NSOs granted pursuant to the Plan shall be evidenced by an Award Agreement, approved as to form by the Committee, which shall be subject to the following express terms and conditions and to the other terms and conditions specified in this Section 8, and to such other terms and conditions as shall be determined by the Committee in its sole and absolute discretion which are not inconsistent with the Plan:

    (i) after one year from the date of the Award, it may be exercised as to not more than one-third of the NSOs granted under the Award;

    (ii) after two years from the date of the Award, it may be exercised as to not more than an aggregate of two-thirds (2/3) of the NSOs granted under the Award;

    (iii) after three years from the date of the Award, it may be exercised as to any part or all of the NSOs granted under the Award;

    (iv) the failure of a NSO to vest for any reason whatsoever shall cause the NSO to expire and be of no further force or effect;

    (v) unless terminated earlier pursuant to Section 8(e) hereof, the term of each NSO shall in no event be more than ten (10) years from the date of the grant;

    (vi) NSOs shall not be transferable by the Participant otherwise than by will or by the laws of descent and distribution and shall be exercised during the lifetime of the Participant only by the Participant; provided, however, that if so determined by the Committee, a Participant, in the manner established by the Committee, may designate a beneficiary or beneficiaries to exercise the rights of the Participant, and to receive any property distributable, with respect to any NSO, upon the death or permanent disability of the Participant;

    (vii) except as provided in clause (iv) above, no NSO or interest therein may be transferred, assigned, pledged or hypothecated by the holder during the holder's lifetime whether by operation of law or otherwise, or be made subject to execution, attachment or similar process.

  (d) Exercise.

    (i) Notice of Exercise. A Participant entitled to exercise a NSO may do so by delivery of a written notice to that effect specifying the number of Shares with respect to which the NSO is being exercised. Except as provided in Section 8(d)(ii) below, the notice shall be accompanied by payment in full of the purchase price of any Shares to be purchased, which payment may be made in cash or, with the Committee's approval (and subject to the requirements of Rule 16b-3), in Shares valued at Fair Market Value at the time of exercise or with the Committee's approval, a combination thereof. No Shares shall be issued upon exercise of a NSO until full payment has been made therefor. All notices, payments or requests provided for herein shall be delivered to the Treasurer of the Company.

    (ii) Cashless Exercise Procedures. The Company, in its sole discretion, may establish procedures whereby a Participant, subject to the requirements of Rule 16b-3, Regulation T, federal income tax laws, and other federal, state and local tax and securities laws, can exercise an NSO or a portion thereof without making a direct payment of the option price to the Company. If the Company so elects to establish a cashless exercise program, the Company shall determine, in its sole discretion, and from time to time, such administrative procedures and policies as it deems appropriate and such procedures and policies shall be binding on any Participant wishing to utilize the cashless exercise program.

  (e) Termination of NSOs.

  NSOs granted under the Plan shall be subject to the following events of termination:

    (i) in the event a participant is removed from the Board, all unexercised NSOs held by such Participant on the date of such removal (whether or not vested) will expire immediately, provided that the foregoing provision of this subsection (i) shall not apply if such Participant is removed from the Board upon or after the Effective Time (as defined in the Agreement and Plan of Merger among Alliance Gaming Corporation, BGII Acquisition Corp. and the Company, dated as of October 18, 1995, as amended (the "Merger Agreement")); and

    (ii) in the event a Participant is no longer a member of the Board, other than by reason of removal, such removal is due to the Participant being unable to perform his duties for the Company because of a disability (as defined by the Board) all unexercised NSOs held by such Participant at the time the Participant is no longer a member of the Board shall terminate, provided, however, that the Award may be exercised by the Participant (to the extent that he or she shall have been entitled to do so at the time he or she ceased to be a Director) at any time within six (6) months after such Participant ceased to be a Director, but not beyond the original term thereof, provided that the foregoing provision of this subsection (ii) shall not apply if such Participant ceases to be a member of the Board, for any reason, upon or after the Effective Time.

  (f) Share Certificates.

  All certificates for Shares delivered under the Plan pursuant to any NSO or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations, and other restrictions of the Securities and Exchange Commission, any stock exchange upon which such Shares or other securities are then listed, any applicable federal or state securities laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

9. ADJUSTMENTS UPON CHANGES IN CAPITALIZATION.

  In the event of changes in all of the outstanding Shares by reason of stock dividends, stock splits, recapitalizations, mergers, consolidations, combinations, or exchanges of shares, separations, reorganizations or liquidations or similar events or in the event of extraordinary cash or noncash dividends being declared with respect to outstanding Shares or other similar transactions, the number and class of Shares available under the Plan in the aggregate, the number and class of Shares subject to Awards theretofore granted, applicable purchase prices and all other applicable provisions, shall, subject to the provisions of the Plan, be equitably adjusted by the Committee, which adjustment may, but need not, include payment to the holder of an NSO, in cash or in Shares, in an amount equal to the difference between the then current Fair Market Value of the Shares subject to such Award, as equitably determined by the Committee, and the option price or of such NSO, as the case may be. The foregoing adjustment and the manner of application of the foregoing provisions shall be determined by the Committee in its sole discretion. Any such adjustment may provide for the elimination of any fractional Share which might otherwise become subject to an Award.

10. TERMINATION OF AWARDS UPON CHANGE IN CONTROL.

  (a) Notwithstanding anything to the contrary other than Section 10(b) hereof, in the case of a Change in Control, each Award granted under the Plan shall terminate ninety (90) days after the occurrence of such Change in Control, but, in the event of any such termination the Award holder shall have the right, commencing at least five (5) days prior to the Change in Control and subject to any other limitation on the exercise of such Award in effect on the date of exercise to immediately exercise any NSOs in full, without regard to any vesting limitations, to the extent they shall not have been theretofore exercised.

  (b) Notwithstanding anything to the contrary in this Section 10 or any other provision of the Plan or award granted hereunder, in the case of a Change in Control which arises as a result of stockholder approval of the Merger Agreement, the following equitable adjustments shall be made to provide that each award granted under the Plan shall vest upon the Effective Time and remain exercisable for the lesser of (i) the original full exercise period or
(ii) three years from the Effective Time and each option subject to such award shall be exercisable for the Merger Consideration (as defined in the Merger Agreement) per Share subject to such option.

11. AMENDMENT AND TERMINATION.

  (a) Modifications to the Plan.

  The Committee, insofar as permitted by law, may from time to time, with respect to any Shares at the time not subject to NSOs, suspend, discontinue or terminate the Plan or revise, alter or amend the Plan in any respect whatsoever.

  (b) Rights of Participant.

  No amendment, suspension or termination of the Plan that would adversely affect the right of any Participant with respect to a NSO previously granted under the Plan will be effective without the written consent of the affected Participant.

  (c) Correction of Defects, Omissions and Inconsistencies.

  The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any NSO in the manner and to the event it shall deem desirable to carry the Plan into effect.

12. MISCELLANEOUS.

  (a) Stockholders' Rights.

  No Participant and no beneficiary or other person claiming under or through such Participant shall acquire any rights as a stockholder of the Company by virtue of such Participant's having been granted a NSO under the Plan. No Participant and no beneficiary or other person claiming under or through such Participant will have any right, title or interest in or to any Shares allocated or reserved under the Plan or subject to any NSO except as to Shares, if any, that have been issued or transferred to such Participant. No adjustment shall be made for dividends or distributions or other rights for which the record date is prior to the date of exercise.

  (b) Other Compensation Arrangements.

  Nothing contained in the Plan shall prevent the Committee from adopting other compensation arrangements for Non-Employee Directors, subject to stockholder approval if such approval is required. Such other arrangements may be either generally applicable or applicable only in specific cases.

  (c) Treatment of Proceeds.

  Proceeds realized from the exercise of NSOs under the Plan constitute general funds of the Company.

  (d) Withholding.

  The Company shall be authorized to withhold from any NSO granted or any payment due or transfer made under any NSO or under the Plan the amount of withholding taxes due in respect of a NSO, its exercise, or any payment or transfer under such NSO or under the Plan and to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes. Upon the exercise of an NSO, the Participant receiving Shares pursuant thereto may be required to pay the Company the amount of any such withholding taxes which is required to be withheld with respect to such Shares.

  (e) Cost of the Plan.

  The costs and expenses of administering the Plan shall be borne by the Company.

  (f) No Right to Continue as Director.

  Nothing contained in the Plan or in any instrument executed pursuant to the Plan will confer upon any Participant any right to continue as a member of the Board or affect the right of the Company, the Committee or the stockholders of the Company to terminate the directorship of any Participant at any time with or without cause.

  (g) Severability.

  The provisions of the Plan shall be deemed severable and the validity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

  (h) Binding Effect of Plan.

  The Plan shall inure to the benefit of the Company, it successors and assigns.

  (i) Governing Law.

  The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the internal laws of the State of Delaware, without regard to any principles of conflicts of law, and applicable federal law.

  (j) No Waiver of Breach.

  No waiver by any Person at any time or any breach by another Person of, or compliance with, any condition or provision of the Plan to be performed by such other Person shall be deemed a waiver of the same, any similar or any dissimilar provisions or conditions at the same or at any prior or subsequent time.

  (k) No Trust or Fund Created.

  Neither the Plan nor any NSO shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company pursuant to an NSO, such right shall be no greater than the right of any unsecured general creditor of the Company.

  (l) Headings.

  The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Plan.

                                                                       ANNEX VI
              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

  262 APPRAISAL RIGHTS.--(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S)228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)251, 252, 254, 257, 258, 263 or 264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsections (f) or (g) of (S)251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to
  (S)(S)251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

      a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

      b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

      d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S)253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to (S)228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under the section.

  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation by a corporation of this State or of any state.

  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease.

Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

  (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                 ANNEX VII

                   CERTIFICATE OF DESIGNATIONS, PREFERENCES
                   AND RELATIVE, PARTICIPATING, OPTIONAL AND
                        OTHER SPECIAL RIGHTS OF SPECIAL
                     STOCK AND QUALIFICATIONS, LIMITATIONS
                           AND RESTRICTIONS THEREOF

                                      OF

                             15% NON-VOTING JUNIOR
                            SPECIAL STOCK, SERIES B

                                      OF

                          ALLIANCE GAMING CORPORATION
                             A NEVADA CORPORATION,

                       PURSUANT TO SECTION 78.195 OF THE
                            NEVADA REVISED STATUTES

  Alliance Gaming Corporation, a Nevada corporation (the "Corporation"), certifies that, pursuant to the authority contained in Article IV of its Amended Articles of Incorporation (the "Articles of Incorporation") and in accordance with the provisions of Section 78.195 of the Nevada Revised Statutes, the Board of Directors of the Corporation at a meeting duly called and held on January , 1996, adopted the following resolution which resolution remains in full force and effect on the date hereof:

  Resolved, that the Articles of Incorporation have authorized 10,000,000 shares of special stock, par value $.10 per share, of which 10,000,000 remain unissued; and

  Further Resolved, that it is necessary to set forth the designation, preferences and relative, participating, optional and other special rights and
qualifications, limitations and restrictions of     shares of such non-voting
special stock; and

  Further Resolved, that there is hereby established a series of authorized special stock having a par value of $.10 per share, which series shall be designated as "15% Non-Voting Junior Special Stock, Series B" (herein the
"Series B Special Stock"), shall consist of     shares and shall have the
following voting powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions thereof as follows:

                                   ARTICLE I

                              Certain Definitions

  Unless the context otherwise requires, the terms defined in this Article I shall have, for all purposes of this resolution, the meanings herein specified:

  Common Stock. The term "Common Stock" shall mean the common stock, par value $.10 per share, of the Corporation.

  Effective Time. The term "Effective Time" shall mean the effective time of the consummation of the merger contemplated by the Amended and Restated Agreement and Plan of Merger, dated January , 1996, among the Corporation, BGII Acquisition Corporation and Bally Gaming International, Inc.

                                     VII-1

  Initial Issue Date. The term "Initial Issue Date" shall mean the date that shares of Series B Special Stock are first issued by the Corporation.

  Junior Stock. The term "Junior Stock" shall mean the Common Stock and any class or series of stock of the Corporation authorized after the Initial Issue Date ranking junior to the Series B Special Stock in respect of the right to receive dividends or in respect of the right to participate in any distribution upon liquidation, dissolution or winding up of the affairs of the Corporation.

  Liquidation Value. The term "Liquidation Value" shall mean $100.00 per share of Series B Special Stock.

  Person. The term "Person" shall mean an individual, partnership, joint venture, corporation, trust or unincorporated organization, a government or any department, agency or political subdivision thereof or other entity.

  Senior Stock. The term "Senior Stock" shall mean any class or series of stock of the Corporation authorized after the Initial Issue Date ranking senior to the Series B Special Stock in respect of the right to receive dividends or in respect of the right to participate in any distribution upon liquidation, dissolution or winding up of the affairs of the Corporation.

                                  ARTICLE II

                 Dividends or Other Distributions of Property

  2.1 General. The holders of the outstanding Series B Special Stock shall be entitled to receive semi-annual dividends, as and when declared by the Board of Directors out of funds legally available therefor. Each semi-annual dividend shall be an amount per share equal to $7.50 and shall be payable in cash, except that the Corporation may at its sole option pay such dividend accruing through the first Dividend Payment Date (as defined below) occurring next after the seventh anniversary of the Effective Time in whole or in part in additional shares of Series B Special Stock (or fractions thereof) in an amount equal to such dividend, valued at the Liquidation Value, provided that after the first Dividend Payment Date (as defined below) occurring next after the fifth anniversary of the Effective Time the portion of any such dividend that may be so paid is limited to $4.00, valued at the Liquidation Value. Each such dividend shall be payable on or about the first day of the first and seventh months following the Initial Issuance Date in each year as fixed by the Board of Directors beginning on the first day of the seventh month following the Initial Issue Date or such other dates as are fixed by the Board of Directors (each a "Dividend Payment Date"), to the holders of record of Series B Special Stock at the close of business on the 15th day of the month next preceding such Dividend Payment Date, as the case may be, as fixed by the Board of Directors (each a "Record Date"). Such dividends shall be cumulative and shall accrue on each share whether or not earned, from and after the Dividend Payment Date coincident with or next preceding the issuance of such share; provided, however, that dividends payable on the first Dividend Payment Date shall so accrue from and after the date immediately succeeding the Initial Issue Date. Dividends payable for any partial dividend period (including the period from the Initial Issue Date to the first day of the month next following the month in which the Initial Issue Date occurs) shall be computed on the basis of the actual days elapsed in such period over a year of 365 or 366 days. All calculations provided for in this Section 5.1 shall be rounded to the nearest 1/1000 share and the nearest cent.

  2.2 Limitations. Except as hereinafter provided in this Section 2.2, unless all dividends on the outstanding shares of Series B Special Stock that shall have accrued and be payable as of any date shall have been paid, or declared and additional shares or funds, as appropriate, set apart for payment thereof, or if a Redemption Default (as defined in Section 5.2) has occurred and is continuing, no dividend or other distribution shall be paid to the holders of Junior Stock and no shares of Junior Stock shall be purchased or redeemed by the Corporation. Holders of shares of Series B Special Stock shall not be entitled to any dividends, whether payable in cash, property or stock, in excess of full cumulative dividends, as herein provided, on the Series B Special

                                     VII-2

Stock. Any dividend that is not declared and paid (or set apart for payment) on the requisite Dividend Payment Date shall accrue additional dividends at the per annum rate of 15%, compounded on a semi-annual basis and payable on succeeding Dividend Payment Dates.

                                  ARTICLE III

           Distributions Upon Liquidation, Dissolution or Winding Up

  3.1 Preference on Liquidation, Etc. In the event of any voluntary or involuntary liquidation, dissolution or other winding up of the affairs of the Corporation, subject to the prior preferences and other rights of any Senior Stock as to liquidation preferences, the holders of Series B Special Stock shall be entitled to be paid out of the assets of the Corporation in cash or property at its fair market value as determined, in good faith, by the Board of Directors of the Corporation the Liquidation Value per share plus an amount equal to all accrued and unpaid dividends and distributions thereon, to the date of such payment prior to any payment to the holders of Junior Stock. After payment in full of the Liquidation Value per share of the Series B Special Stock and other preferential amounts provided for in this Section 3.1, the holders of the Series B Special Stock as such shall have no right or claim to any of the remaining assets of the Corporation. Except as provided in this
Section 3.1, holders of Series B Special Stock shall not be entitled to any distribution in the event of liquidation, dissolution or winding up of the affairs of the Corporation.

  3.2 Liquidation Pro-Rata If Assets Inadequate. If, upon any such liquidation, dissolution or other winding up of the affairs of the Corporation, the assets of the Corporation shall be insufficient to permit the payment in full of the Liquidation Value per share of Series B Special Stock, then the assets of the Corporation remaining after the distributions to holders of any Senior Stock of the full amounts to which they may be entitled shall be ratably distributed among the holders of Series B Special Stock and any other stock ranking on a parity with the Series B Special Stock with respect to distributions upon liquidation, dissolution or winding up of the affairs of the Corporation in proportion to the full amounts to which they would otherwise be respectively entitled if all amounts thereon were paid in full. Neither the consolidation or merger of the Corporation into or with another corporation or corporations nor the sale, lease, transfer or conveyance of all or substantially all of the assets of the Corporation to another corporation or any other entity shall be deemed a liquidation, dissolution or winding up of the affairs of the Corporation within the meaning of this resolution.

                                  ARTICLE IV

                                 Voting Rights

  4.1 Voting Rights of Holders of Series B Special Stock. The shares of Series B Special Stock shall have no voting rights except as required by law or as set forth below or in Section 5.2 hereof:

    (a) If and whenever at any time or times dividends payable on shares of Series B Special Stock shall have been in arrears and unpaid for three consecutive Dividend Payment Dates, then the number of directors constituting the Board of Directors of the Corporation shall be increased by two and the holders of shares of Series B Special Stock shall have the exclusive right, voting separately as a class, to elect two directors of the Corporation.

    (b) Such voting right may be exercised initially at a special meeting of the holders of Series B Special Stock having such voting right, called as hereinafter provided, or at any annual meeting of stockholders held for the purpose of electing directors, and thereafter at each such annual meeting until such time as all dividends accumulated on the shares of Series B Special Stock shall have been paid or set apart for payment in full at which time such voting right and the term of the directors elected pursuant to Section 4.1(a) shall terminate.


                                     VII-3

    (c) At any time when such voting right shall have vested in holders of shares of Series B Special Stock described in Section 4.1(a), a proper officer of the Corporation may call, and, upon the written request, addressed to the Secretary of the Corporation, of the record holders of shares representing 25% of the voting power of the shares then outstanding of Series B Special Stock, shall call, a special meeting of the holders of Series B Special Stock. Such meeting shall be held at the earliest practicable date upon the notice required for annual meetings of stockholders at the place for holding annual meetings of stockholders of the Corporation, or, if none, at a place designated by the Board of Directors. Notwithstanding the provisions of this Section 4.1(c), no such special meeting shall be called during a period within 60 days immediately preceding the date fixed for the next annual meeting of stockholders.

    (d) At any meeting held for the purpose of electing directors at which the holders of Series B Special Stock shall have the right to elect directors as provided herein, the presence in person or by proxy of the holders of shares representing a majority of the then outstanding shares of Series B Special Stock shall be required and shall be sufficient to constitute a quorum of such class for the election of directors by the holders of Series B Special Stock.

    (e) Whatever directors are to be elected pursuant to paragraph (a) of this Section 4.1 or Section 5.2 hereof, they shall be elected by a plurality of the votes cast by the holders of Series B Special Stock entitled to vote.

    (f) Any directors elected pursuant to paragraph (a) of this Section 4.1 or Section 5.2 hereof may be removed at any time, with or without cause, only by the majority vote of the holders of Series B Special Stock.

    (g) Any director elected by holders of Series B Special Stock pursuant to the voting right created under this Section 4.1 shall hold office until the next annual meeting of stockholders (unless such term has previously terminated pursuant to Section 4.1(b)) and any vacancy in respect of any such director shall be filled only by vote of the remaining director so elected, or if there be no such remaining director, by the holders of Series B Special Stock entitled to elect such director or directors at a special meeting called in accordance with the procedures set forth in
  Section 4.1(c), or, if no such special meeting is called, at the next annual meeting of stockholders. Upon any termination of such voting right, subject to applicable law, the term of office of all directors elected by holders of Series B Special Stock voting separately as a class pursuant to this Section 4.1 shall terminate.

    (h) In exercising the voting rights set forth in this Section 4.1, each holder of Series B Special Stock shall be entitled to one vote for each share of such stock held by such holder. The holders of Series B Special Stock shall in no event be entitled to elect more than two directors in total under the provisions of this Certificate. The voting rights granted in this Certificate are subject to applicable regulatory approvals and limitations.

                                   ARTICLE V

                                  Redemption

  5.1 Optional Redemption. (a) The Corporation at any time and from time to time may at its option redeem all, or any number less than all, of the outstanding shares of Series B Special Stock. Any redemption of shares of Series B Special Stock shall be effected at a price per share in cash equal to the Liquidation Value per share plus an amount equal to all accrued and unpaid dividends and distributions thereon to the date of redemption. Except as provided in this subparagraph (a) or elsewhere in the Articles of Incorporation, the Corporation shall have no right or obligation to redeem any shares of Series B Special Stock.

  (b)(i) Notice of any redemption of shares of Series B Special Stock pursuant to this Section 5 shall be mailed not less than 30, but not more than 60, days prior to the date fixed for redemption to each holder of

                                     VII-4
shares of Series B Special Stock to be redeemed, at such holder's address as it appears on the transfer books of the Corporation. In order to facilitate the redemption of shares of Series B Special Stock, the Board of Directors may fix a record date for the determination of shares of Series B Special Stock to be redeemed, not more than 60 days or less than 30 days prior to the date fixed for such redemption.

  (ii) Notice having been given pursuant to paragraph (b)(i) of this Section 5.1, from and after the date specified therein as the date of redemption, unless default shall be made by the Corporation in providing for the payment of the applicable redemption price, all dividends on the Series B Special Stock thereby called for redemption shall cease to accrue and all rights of the holders thereof as stockholders of the Corporation, except the right to receive the applicable redemption price (but without interest) plus an amount equal to all accrued and unpaid dividends and distributions thereon to the date of redemption shall cease and terminate.

  5.2 Mandatory Redemption. The Corporation shall redeem, at the redemption price set forth in paragraph (a) of Section 5.1, all of the outstanding Series
B Special Stock by       , 2004 [eight years after the Initial Issue Date]. If
the Corporation has not redeemed all of the outstanding Series B Special Stock by that date (a "Redemption Default"), then the number of directors constituting the Board of Directors of the Corporation shall be increased by two and the holders of the Series B Special Stock shall have the exclusive right, voting separately as a class, to elect two directors of the Corporation in accordance with the procedures set forth in paragraphs (c) through (h) of
Section 4.1 hereof. Such voting right may be exercised initially at a special meeting of the holders of Series B Special Stock having such voting right, called as hereinbefore provided, or at any annual meeting of stockholders held for the purpose of electing directors, and thereafter at each such annual meeting until such time as all shares of Series B Special Stock have been redeemed by the Corporation at which time such voting right and the term of the directors elected pursuant to this Section 5.2 shall terminate. The holders of the Series B Special Stock shall have no rights or remedies with respect to a Redemption Default except as provided in this Section 5.2 and in
Section 2.2 hereof.

                                  ARTICLE VI

                                 Miscellaneous

  6.1 Exclusion of Other Rights. Except as may otherwise be required by law, the shares of Series B Special Stock shall not have any powers, preferences and relative, participating, optional or other special rights, other than those specifically set forth in this Certificate and in the Articles of Incorporation.

  6.2 Headings of Subdivisions. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

  6.3 Severability of Provisions. If any voting powers, preferences and relative, participating, optional and other special rights of the Series B Special Stock and qualifications, limitations and restrictions thereof set forth in this resolution is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other voting powers, preferences and relative, participating, optional and other special rights of the Series B Special Stock and qualifications, limitations and restrictions thereof set forth in this resolution (as so amended) which can be given effect without the invalid, unlawful or unenforceable voting powers, preferences and relative, participating, optional and other special rights of the Series B Special Stock and qualifications, limitations and restrictions thereof shall, nevertheless, remain in full force and effect, and no voting powers, preferences and relative, participating, optional or other special rights of the Series B Special Stock and qualifications, limitations and restrictions thereof herein set forth shall be deemed dependent upon any other such voting powers, preferences and relative, participating, optional or other special rights of the Series B Special Stock and qualifications, limitations and restrictions thereof unless so expressed herein.

  6.4 Fractional Shares. Fractional shares of Series B Special Stock shall entitle the holder to receive dividends and distributions and to exercise voting rights in proportion to the fractional holding.

                                     VII-5

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Article VI of the Company's Articles of Incorporation limits the liability of the Company's directors and officers. It provides that a director or officer of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (ii) for the payment of dividends in violation of Section 78.300 of the Nevada General Corporation Law. It also provides that any repeal or modification of the foregoing provision of the stockholders of the Company will be prospective only, and will not adversely affect any limitation on the personal liability of a director or officer of the Company existing at the time of such repeal or modification.

  Section 78.300 of the Nevada General Corporation Law provides:

    1. The directors of a corporation shall not make dividends or other distributions to stockholders except as provided by such section.

    2. In case of any willful or grossly negligent violation of the provisions of such section, the directors under whose administration the violation occurred, except those who caused their dissent to be entered upon the minutes of the meeting of the directors at the time, or who not then being present caused their dissent to be entered on learning of such action, are jointly and severally liable, at any time within 3 years after each violation, to the corporation, and, in the event of its dissolution or insolvency, to its creditors at the time of the violation, or any of them, to the lesser of the full amount of the dividend made or of any loss sustained by the corporation by reason of the dividend or other distribution to stockholders.

  However, Section 78.751 of the Nevada General Corporation Law permits the Registrant to indemnify its directors and officers as follows:

    1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except any action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

    2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines, upon application, that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

    3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter herein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

    4. Any indemnification under subsections 1 and 2, unless offered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

      (a) By the stockholders;

      (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

      (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

      (d) If a quorum of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion.

    5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

 EXHIBIT
 -------
 2.1     --Amended and Restated Agreement and Plan of Merger among Alliance,
          BGII Acquisition Corp. and BGII, dated as of October 18, 1995
          (included as Annex I to the Joint Proxy Statement/Prospectus).
 2.2     --Basic Agreement, dated as of October 29, 1993, among United Gaming,
          Inc., The Rainbow Casino Corporation, John A. Barrett, Jr. and Leigh
          Seippel, and exhibits thereto.(12)
 2.3     --Letter Agreement, dated as of November 5, 1993, among United Gaming,
          Inc., Capital Gaming International, Inc., I.G. Davis, Jr. and John E.
          Dell, with exhibits thereto.(14)
 2.4     --Asset Purchase Agreement between Plantation Investments, Inc. and
          Richards-Schnack Development Corp. dated April 2, 1990.(1)
 2.5     --First Amendment to Agreement of Purchase and Sale between Plantation
          Investments, Inc. and Richards-Schnack Development Corp.(1)
 2.6     --Bill of Sale between Plantation Investments, Inc. and Richards-
          Schnack Development Corp.(1)
 2.7     --Consolidation Agreement, dated March 29, 1995 among Alliance, United
          Gaming Rainbow, Inc., RCC, RCVP, NGM, HFS, National Gaming
          Corporation, Rainbow Development Corporation and Leigh Seippel and
          John A. Barrett, Jr.(23)
 3.1     --Restated Articles of Incorporation of the Registrant, as
          amended.(16)
 3.2     --Revised By-Laws of the Registrant.(20)

 EXHIBIT
 -------
  4.1    --Certificate of Designations, Preferences and Relative,
          Participating, Optional and Other Special Rights of Special Stock and
          Qualifications, Limitations and Restrictions thereof of 15% Non-
          Voting Junior Special Stock, Series B, $.10 par value, of Alliance
          Gaming Corporation. (Included as Annex VII to the Joint Proxy
          Statement/Prospectus).
  4.2    --Common Stock Purchase Warrant issued to Alfred H. Wilms upon execution of his loan commitment with Video Services, Inc.(6)
  4.3    --Indenture, dated as of September 14, 1993, between United Gaming,
          Inc. and NationsBank of Texas, N.A., as Trustee in respect of
          Alliance's 7 1/2% Convertible Subordinated Debentures due 2003.(16)
  4.4    --Form of 7 1/2% Convertible Subordinated Debenture due 2003 (included in Exhibit 4.3, above).
  4.5    --Registration Rights Agreement, dated as of September 21, 1993, by and among United Gaming, Inc., Donaldson Lufkin & Jenrette Securities
          Corporation, Oppenheimer & Co., Inc. and L.H. Friend, Weinress &
          Frankson, Inc.(16)
  5      --Opinion of Schreck, Jones, Bernhard, Woloson & Godfrey.
  8      --Opinion of Milbank, Tweed, Hadley & McCloy.
 10.1    --Loan and Warrant Agreement dated March 24, 1992 between United
          Gaming, Inc., Video Services, Inc. and Alfred H. Wilms.(6)
 10.2    --Lease, dated August 3, 1988, as amended April 6, 1989, from Walter
          Schwartz to Alliance for Alliance's Corporate headquarters building at 4380 Boulder Highway, Las Vegas, Nevada.(2)
 10.3    --Employment Agreement between United Gaming, Inc. and Ira S.
          Levine.(13)
 10.4    --Amendment to Employment Agreement between United Gaming, Inc. and
          Ira S. Levine.(21)
 10.5    --Employment Agreement between United Gaming, Inc. and John W.
          Alderfer.(13)
 10.6    --Amendment to Employment Agreement between United Gaming, Inc. and
          John W. Alderfer.(20)
 10.7    --Letter Agreement dated June 25, 1993 among United Gaming, Inc. and
          Kirkland-Ft. Worth Investment Partners, L.P., Kirkland Investment
          Corporation and, as to certain provisions, Alfred H. Wilms, including
          Exhibit A (Form of Securities Purchase Agreement), Exhibit B (Form of
          Stockholders Agreement), Exhibit C (Form of Certificate of
          Designations of Non-Voting Junior Convertible Special Stock), Exhibit
          D (Form of Warrant Agreement), and Exhibit E (Form of press release)
          thereto.(7)
 10.8    --Advisory Agreement, dated June 25, 1993 among United Gaming, Inc.,
          Gaming Systems Advisors, L.P. and, as to certain provisions, Mr.
          Alfred H. Wilms, including Exhibit A (Form of Warrant Agreement) and
          Exhibit B (Form of press release) thereto.(7)
 10.9    --United Gaming, Inc. 1991 Long-Term Incentive Stock Option Plan(10)
 10.10   --Gaming and Technology, Inc. 1984 Employee Stock Option Plan(11)
 10.11   --Agreement, dated as of September 14, 1993, by and among United
          Gaming, Inc., Kirkland-Ft. Worth Investment Partners, L.P., Kirkland
          Investment Corporation, Gaming Systems Advisors, L.P. and Alfred H.
          Wilms.(8)
 10.12   --Warrant Agreement, dated as of September 21, 1993, by and between
          United Gaming, Inc. and Kirkland-Ft. Worth Investment Partners, L.P.
          relating to warrants to purchase 2.75 million shares of Common
          Stock.(8)
 10.13   --Warrant Agreement, dated as of September 21, 1993, by and between
          United Gaming, Inc. and Gaming Systems Advisors, L.P. relating to warrants to purchase 1.25 million shares of Common Stock.(8)
 10.14   --Stockholders Agreement, dated as of September 21, 1993, by and among
          United Gaming, Inc., Kirkland-Ft. Worth Investment Partners, L.P.,
          Kirkland Investment Corporation, Gaming Systems Advisors, L.P. and
          Alfred H. Wilms.(8)

 EXHIBIT
 -------
 10.15   --Amendment to Stockholders Agreement dated as of October 20,
          1994.(16)
 10.16   --Selling Stockholder Letter Agreement dated as of March 20, 1995.(22)
 10.17   --Securities Purchase Agreement, dated as of September 21, 1993, by and among United Gaming, Inc., Kirkland-Ft. Worth Investment
          Partners, L.P. and Kirkland Investment Corporation.(8)
 10.18   --Confidential Separation and Consulting Agreement with Carole A.
          Carter (including mutual release) dated July 15, 1993.(9)
 10.19   --Executive Severance Agreement with Shannon L. Bybee dated July 15,
          1993.(9)
 10.20   --Amendment to Executive Severance Agreement with Shannon L. Bybee dated July 15, 1993.(20)
 10.21   --Secured Promissory Note, dated as of October 29, 1993, from John A.
          Barrett, Jr. and Leigh Seippel to United Gaming, Inc.(12)
 10.22   --Escrow Agreement, dated as of October 29, 1993, among United Gaming,
          Inc., The Rainbow Casino Corporation, John A. Barrett, Jr., Leigh
          Seippel and Butler, Snow, O'Mara, Stevens & Cannada.(12)
 10.23   --Pledge Agreement, dated as of October 29, 1993, among United Gaming,
          Inc. (as secured party) and The Rainbow Casino Corporation, John A.
          Barrett, Jr. and Leigh Seippel (as pledgors).(12)
 10.24   --Management Agreement, dated as of October 29, 1993, among Rainbow
          Casino-Vicksburg Partnership, L.P., The Rainbow Casino Corporation
          and Mississippi Ventures, Inc., as manager.(12)
 10.25   --Letter Agreement, dated as of December 10, 1993, among United
          Gaming, Inc., Capital Gaming International, Inc. and I.G. Davis,
          Jr.(15)
 10.26   --Loan and Security Agreement, dated as of August 2, 1993, between
          United Gaming, Inc., Alfred H. Wilms and Video Services, Inc.(16)
 10.27   --Warrant Agreement, dated as of August 2, 1993, between United
          Gaming, Inc. and Alfred H. Wilms.(16)
 10.28   --Common Stock Purchase Warrant, dated as of September 21, 1993, between United Gaming, Inc. and Donaldson, Lufkin & Jenrette
          Securities Corporation.(16)
 10.29   --Common Stock Purchase Warrant, dated as of September 21, 1993, between United Gaming, Inc. and Oppenheimer & Co. Inc.(16)
 10.30   --Common Stock Purchase Warrant, dated as of September 21, 1993, between United Gaming, Inc. and L.H. Friend, Weinress & Frankson,
          Inc.(16)
 10.31   --Common Stock Purchase Warrant, dated as of September 21, 1993, between United Gaming, Inc. and Donaldson, Lufkin & Jenrette
          Securities Corporation.(16)
 10.32   --Consulting Agreement, dated as of November 8, 1993, between David A.
          Scheinman and United Gaming, Inc.(16)
 10.33   --Letter Agreement, dated as of March 3, 1994, by and among United
          Native American Gaming, Inc., USA Gaming of Native America, Inc., USA
          Gaming, Inc. and others.(17)
 10.34   --Letter Agreement, dated as of February 25, 1994, among United
          Gaming, Inc., The Rainbow Casino Corporation, John A. Barrett, Jr.
          and Leigh Seippel.(18)
 10.35   --Letter Agreement, dated as of June 29, 1994, among United Gaming,
          Inc., The Rainbow Casino Corporation, John A. Barrett, Jr. and Leigh
          Seippel, consented to by HFS Gaming Corporation.(19)
 10.36   --Letter Agreement, dated as of July 16, 1994, among United Gaming,
          Inc., The Rainbow Casino Corporation, John A. Barrett, Jr. and Leigh
          Seippel, consented to by HFS Gaming Corporation.(19)
 10.37   --Second Amendment to Casino Financing Agreement, dated as of August
          11, 1994, among United Gaming, Inc., United Gaming Rainbow, Inc.,
          Rainbow Casino-Vicksburg Partnership, L.P., The Rainbow Casino
          Corporation, John A. Barrett, Jr., Leigh Seippel and HFS Gaming
          Corporation.(19)

 EXHIBIT
 -------
 10.38   --Partnership Agreement of Rainbow Casino-Vicksburg Partnership, L.P.,
          dated as of July 8, 1994.(19)
 10.39   --Second Amended and Restated Agreement of Limited Partnership, dated
          March 29, 1995, between United Gaming Rainbow and RCC.(23)
 10.40   --Promissory Note, dated as of July 16, 1994, from United Gaming
          Rainbow, Inc. to The Rainbow Casino Corporation.(19)
 10.41   --Pledge Agreement, dated as of July 16, 1994, from United Gaming
          Rainbow, Inc. to The Rainbow Casino Corporation.(19)
 10.42   --Promissory Note, dated as of July 16, 1994, from John A. Barrett,
          Jr. and Leigh Seippel to United Gaming, Inc.(19)
 10.43   --Escrow Agreement, dated as of August 11, 1994, among United Gaming
          Rainbow, Inc., The Rainbow Casino Corporation, John A. Barrett, Jr.,
          Leigh Seippel and Butler, Snow, O'Mara, Stevens & Cannada, together with Agreement dated February 7, 1994, as amended July 11, 1994 between Rainbow Casino-Vicksburg Partnership, L.P. and the City of
          Vicksburg, Mississippi.(19)
 10.44   --Employment Agreement between United Gaming, Inc. and Johnann
          McIlwain.(20)
 10.45   --Settlement Agreement, dated December 4, 1994, by and among Alliance,
          United Gaming of Iowa, Inc., GDREC and Joseph and Paula Zwack.(16)
 10.46   --Employment Agreement, dated August 15, 1994, between Alliance and
          Steve Greathouse.(22)
 10.47   --Warrant Agreement, dated August 15, 1994, between Alliance and
          Steven Greathouse.(22)
 10.48   --Agreement, dated September 1, 1994, between Alliance and Craig
          Fields.(22)
 10.49   --Warrant Agreement, dated September 1, 1994, between Alliance and
          Craig Fields.(22)
 10.50   --Agreement, dated March 20, 1995, between Alliance and Joel
          Kirschbaum.(22)
 10.51   --Letter Agreement, dated March 29, 1995, among United Gaming Rainbow,
          RCC, Leigh Seippel, John A. Barrett, Jr. and Butler, Snow, O'Mara,
          Stevens & Cannada.(23)
 10.52   --Class A Note Payable, dated March 29, 1995, issued by RCVP to United
          Gaming Rainbow.(23)
 10.53   --Class B Note Payable, dated March 29, 1995, issued by RCVP to United
          Gaming Rainbow.(23)
 10.54   --Class B Note Payable, dated March 29, 1995, issued by RCVP to
          National Gaming Mississippi, Inc.(23)
 10.55   --Release, dated March 29, 1995, by United Gaming Rainbow and Alliance and their affiliates of RCC, Rainbow Development Corporation, John A.
          Barrett, Jr. and Leigh Seippel and their affiliates (other than
          RCVP).(23)
 10.56   --Release, dated March 29, 1995, by RCC, Rainbow Development
          Corporation, John A. Barrett, Jr. and Leigh Seippel and their affiliates (other than RCVP) of United Gaming Rainbow and Alliance and their affiliates.(23)
 12.1    --Bally Gaming International, Inc. Computation of Ratio of Earnings to
          Fixed Charges.
 12.2    --Alliance Gaming Corporation Computation of Ratio of Earnings to
          Fixed Charges.
 23.1    --Consent of Schreck, Jones, Bernhard, Woloson & Godfrey (included in
          Exhibit 5).
 23.2    --Consent of Milbank, Tweed, Hadley & McCloy (included in Exhibit 8).
 23.3    --Consent of KPMG Peat Marwick LLP.
 23.4    --Consent of Coopers & Lybrand L.L.P.
 24      --Power of Attorney (included on signature page).
 99.1    --Consent of Nominee.
 99.2    --Letter of Transmittal.
 99.3    --Form of BGII Proxy Card.
 99.4    --Form of Alliance Proxy Card.

--------
 (1) Incorporated by reference to the Registrant's Form 8-K dated April 9, 1990 as amended.
 (2) Incorporated by reference to the Registrant's Form 10-K for the year ended June 30, 1989.

 (3) Incorporated by reference to the Registrant's Form 10-K for the year ended June 30, 1990.
 (4) Incorporated by reference to the Registrant's Form 10-Q for the quarter ended September 30, 1990.
 (5) Incorporated by reference to the Registrant's Form 10-K for the year ended June 30, 1991.
 (6) Incorporated by reference to the Registrant's Form 8-K dated March 31,
     1992.
 (7) Incorporated by reference to the Registrant's Form 8-K dated June 25,
     1993.
 (8) Incorporated by reference to the Registrant's Form 8-K dated September 21, 1993.
 (9) Incorporated by reference to the Registrant's Form 10-Q dated September 30, 1993.
(10) Incorporated by reference to the Registrant's Form S-8 Reg. Nos. 33-45811 and 33-75308.
(11) Incorporated by reference to the Registrant's Form S-8 Reg. No. 2-98777.
(12) Incorporated by reference to the Registrant's Form 8-K dated October 29, 1993.
(13) Incorporated by reference to the Registrant's Form 10-Q for the quarter ended March 31, 1993.
(14) Incorporated by reference to the Registrant's Form 8-K dated November 5, 1993.
(15) Incorporated by reference to the Registrant's Form 8-K dated December 10, 1993.
(16) Incorporated by reference to the Registrant's Form S-2 Reg. No. 33-72990 and subsequent amendments thereto.
(17) Incorporated by reference to the Registrant's Form 8-K dated March 7,
     1994.
(18) Incorporated by reference to the Registrant's Form 8-K dated March 15,
     1994.
(19) Incorporated by reference to the Registrant's Form 8-K dated August 11,
     1994.
(20) Incorporated by reference to the Registrant's Form 10-K for the year ended June 30, 1994.
(21) Incorporated by reference to the Registrant's Form 10-Q for the quarter ended September 30, 1994.
(22) Incorporated by reference to the Registrant's Form S-3 Reg. No. 33-58233.
(23) Incorporated by reference to the Registrant's Form 8-K dated March 29,
     1995.

ITEM 22. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes that:

    (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act will be deemed to be part of this Registration Statement as of the time it was declared effective.

    (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions set forth in response to Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  THE REGISTRANT AND EACH PERSON WHOSE SIGNATURE APPEARS BELOW HEREBY AUTHORIZES JOHN W. ALDERFER, DAVID D. JOHNSON, AND STEVE GREATHOUSE (THE "AGENTS") TO FILE ONE OR MORE AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THE REGISTRATION STATEMENT, WHICH AMENDMENTS MAY MAKE SUCH CHANGES IN THE REGISTRATION STATEMENT AS SUCH AGENT DEEMS APPROPRIATE AND THE REGISTRANT AND EACH SUCH PERSON HEREBY APPOINTS EACH SUCH AGENT AS ATTORNEY-IN-FACT TO EXECUTE IN THE NAME AND ON BEHALF OF THE REGISTRANT AND EACH SUCH PERSON, INDIVIDUALLY AND IN EACH CAPACITY STATED BELOW, ANY SUCH AMENDMENTS TO THE REGISTRATION STATEMENT.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, ALLIANCE GAMING CORPORATION HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK, ON MARCH 6, 1996.

                                          Alliance Gaming Corporation

                                                     /s/ John W. Alderfer
                                          By: _________________________________
                                             JOHN W. ALDERFER CHIEF FINANCIAL
                                                          OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT OR AMENDMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE

                                       Chairman of the
      /s/ Steve Greathouse              Board of Directors,     March 4, 1996
-------------------------------------   President and Chief
          STEVE GREATHOUSE              Executive Officer
                                        (Principal
                                        Executive Officer)

                                       Senior Vice
      /s/ John W. Alderfer             President Treasurer     March 6, 1996
-------------------------------------   and Chief Financial
          JOHN W. ALDERFER              Officer (Principal
                                        Financial and
                                        Accounting Officer)

                                       Director and
      /s/ Anthony DiCesare              Executive Vice          March 6, 1996
-------------------------------------   President
          ANTHONY DICESARE

                                       Director (Vice
      /s/ Dr. Craig Fields              Chairman of the         March 5, 1996
-------------------------------------   Board)
          DR. CRAIG FIELDS

                                       Director
      /s/ Joel Kirschbaum                                       March 6, 1996
-------------------------------------
           JOEL KIRSCHBAUM

                                       Director
      /s/ Alfred H. Wilms                                       March 4, 1996
-------------------------------------
           ALFRED H. WILMS

                                       Director
       /s/ David Robbins                                        March 6, 1996
-------------------------------------
            DAVID ROBBINS

                               EXHIBIT INDEX

 EXHIBIT NO.                       DESCRIPTION                         PAGE NO.
 -----------                       -----------                         --------
  2.1        --Amended and Restated Agreement and Plan of Merger
              among Alliance, BGII Acquisition Corp. and BGII, dated
              as of October 18, 1995 (included as Annex I to
              the Joint Proxy Statement/Prospectus).
  2.2        --Basic Agreement, dated as of October 29, 1993, among
              United Gaming, Inc., The Rainbow Casino Corporation,
              John A. Barrett, Jr. and Leigh Seippel, and exhibits
              thereto.(12)
  2.3        --Letter Agreement, dated as of November 5, 1993, among
              United Gaming, Inc., Capital Gaming International,
              Inc., I.G. Davis, Jr. and John E. Dell, with exhibits
              thereto.(14)
  2.4        --Asset Purchase Agreement between Plantation
              Investments, Inc. and Richards-Schnack Development
              Corp. dated April 2, 1990.(1)
  2.5        --First Amendment to Agreement of Purchase and Sale
              between Plantation Investments, Inc. and Richards-
              Schnack Development Corp.(1)
  2.6        --Bill of Sale between Plantation Investments, Inc. and
              Richards-Schnack Development Corp.(1)
  2.7        --Consolidation Agreement, dated March 29, 1995 among
              Alliance, United Gaming Rainbow, Inc., RCC, RCVP, NGM,
              HFS, National Gaming Corporation, Rainbow Development
              Corporation and Leigh Seippel and John A. Barrett,
              Jr.(23)
  3.1        --Restated Articles of Incorporation of the Registrant,
              as amended.(16)
  3.2        --Revised By-Laws of the Registrant.(20)
  4.1        --Certificate of Designations, Preferences and
              Relative, Participating, Optional and Other Special
              Rights of Special Stock and Qualifications,
              Limitations and Restrictions thereof of 15% Non-Voting
              Junior Special Stock, Series B, $.10 par value, of
              Alliance Gaming Corporation. (Included as Annex VII to
              the Joint Proxy Statement/Prospectus).
  4.2        --Common Stock Purchase Warrant issued to Alfred H.
              Wilms upon execution of his loan commitment with Video
              Services, Inc.(6)
  4.3        --Indenture, dated as of September 14, 1993, between
              United Gaming, Inc. and NationsBank of Texas, N.A., as
              Trustee in respect of Alliance's 7 1/2% Convertible
              Subordinated Debentures due 2003.(16)
  4.4        --Form of 7 1/2% Convertible Subordinated Debenture due
              2003 (included in Exhibit 4.3, above).
  4.5        --Registration Rights Agreement, dated as of September
              21, 1993, by and among United Gaming, Inc., Donaldson
              Lufkin & Jenrette Securities Corporation, Oppenheimer
              & Co., Inc. and L.H. Friend, Weinress & Frankson,
              Inc.(16)
  5          --Opinion of Schreck, Jones, Bernhard, Woloson &
              Godfrey.
  8          --Opinion of Milbank, Tweed, Hadley & McCloy.
 10.1        --Loan and Warrant Agreement dated March 24, 1992
              between United Gaming, Inc., Video Services, Inc. and
              Alfred H. Wilms.(6)
 10.2        --Lease, dated August 3, 1988, as amended April 6,
              1989, from Walter Schwartz to Alliance for Alliance's
              Corporate headquarters building at 4380 Boulder
              Highway, Las Vegas, Nevada.(2)

 EXHIBIT NO.                       DESCRIPTION                         PAGE NO.
 -----------                       -----------                         --------
 10.3        --Employment Agreement between United Gaming, Inc. and
              Ira S. Levine.(13)
 10.4        --Amendment to Employment Agreement between United
              Gaming, Inc. and Ira S. Levine.(21)
 10.5        --Employment Agreement between United Gaming, Inc. and
              John W. Alderfer.(13)
 10.6        --Amendment to Employment Agreement between United
              Gaming, Inc. and John W. Alderfer.(20)
 10.7        --Letter Agreement dated June 25, 1993 among United
              Gaming, Inc. and Kirkland-Ft. Worth Investment
              Partners, L.P., Kirkland Investment Corporation and,
              as to certain provisions, Alfred H. Wilms, including
              Exhibit A (Form of Securities Purchase Agreement),
              Exhibit B (Form of Stockholders Agreement), Exhibit C
              (Form of Certificate of Designations of Non-Voting
              Junior Convertible Special Stock), Exhibit D (Form of
              Warrant Agreement), and Exhibit E (Form of press
              release) thereto.(7)
 10.8        --Advisory Agreement, dated June 25, 1993 among United
              Gaming, Inc., Gaming Systems Advisors, L.P. and, as to
              certain provisions, Mr. Alfred H. Wilms, including
              Exhibit A (Form of Warrant Agreement) and Exhibit B
              (Form of press release) thereto.(7)
 10.9        --United Gaming, Inc. 1991 Long-Term Incentive Stock
              Option Plan(10)
 10.10       --Gaming and Technology, Inc. 1984 Employee Stock
              Option Plan(11)
 10.11       --Agreement, dated as of September 14, 1993, by and
              among United Gaming, Inc., Kirkland-Ft. Worth
              Investment Partners, L.P., Kirkland Investment
              Corporation, Gaming Systems Advisors, L.P. and Alfred
              H. Wilms.(8)
 10.12       --Warrant Agreement, dated as of September 21, 1993, by
              and between United Gaming, Inc. and Kirkland-Ft. Worth
              Investment Partners, L.P. relating to warrants to
              purchase 2.75 million shares of Common Stock.(8)
 10.13       --Warrant Agreement, dated as of September 21, 1993, by
              and between United Gaming, Inc. and Gaming Systems
              Advisors, L.P. relating to warrants to purchase 1.25
              million shares of Common Stock.(8)
 10.14       --Stockholders Agreement, dated as of September 21,
              1993, by and among United Gaming, Inc., Kirkland-Ft.
              Worth Investment Partners, L.P., Kirkland Investment
              Corporation, Gaming Systems Advisors, L.P. and Alfred
              H. Wilms.(8)
 10.15       --Amendment to Stockholders Agreement dated as of
              October 20, 1994.(16)
 10.16       --Selling Stockholder Letter Agreement dated as of
              March 20, 1995.(22)
 10.17       --Securities Purchase Agreement, dated as of September
              21, 1993, by and among United Gaming, Inc., Kirkland-
              Ft. Worth Investment Partners, L.P. and Kirkland
              Investment Corporation.(8)
 10.18       --Confidential Separation and Consulting Agreement with
              Carole A. Carter (including mutual release) dated July
              15, 1993.(9)
 10.19       --Executive Severance Agreement with Shannon L. Bybee
              dated July 15, 1993.(9)
 10.20       --Amendment to Executive Severance Agreement with
              Shannon L. Bybee dated July 15, 1993.(20)
 10.21       --Secured Promissory Note, dated as of October 29,
              1993, from John A. Barrett, Jr. and Leigh Seippel to
              United Gaming, Inc.(12)

 EXHIBIT NO.                       DESCRIPTION                         PAGE NO.
 -----------                       -----------                         --------
 10.22       --Escrow Agreement, dated as of October 29, 1993, among
              United Gaming, Inc., The Rainbow Casino Corporation,
              John A. Barrett, Jr., Leigh Seippel and Butler, Snow,
              O'Mara, Stevens & Cannada.(12)
 10.23       --Pledge Agreement, dated as of October 29, 1993, among
              United Gaming, Inc. (as secured party) and The Rainbow
              Casino Corporation, John A. Barrett, Jr. and Leigh
              Seippel (as pledgors).(12)
 10.24       --Management Agreement, dated as of October 29, 1993,
              among Rainbow Casino-Vicksburg Partnership, L.P., The
              Rainbow Casino Corporation and Mississippi Ventures,
              Inc., as manager.(12)
 10.25       --Letter Agreement, dated as of December 10, 1993,
              among United Gaming, Inc., Capital Gaming
              International, Inc. and I.G. Davis, Jr.(15)
 10.26       --Loan and Security Agreement, dated as of August 2,
              1993, between United Gaming, Inc., Alfred H. Wilms and
              Video Services, Inc.(16)
 10.27       --Warrant Agreement, dated as of August 2, 1993,
              between United Gaming, Inc. and Alfred H. Wilms.(16)
 10.28       --Common Stock Purchase Warrant, dated as of September
              21, 1993, between United Gaming, Inc. and Donaldson,
              Lufkin & Jenrette Securities Corporation.(16)
 10.29       --Common Stock Purchase Warrant, dated as of September
              21, 1993, between United Gaming, Inc. and Oppenheimer
              & Co. Inc.(16)
 10.30       --Common Stock Purchase Warrant, dated as of September
              21, 1993, between United Gaming, Inc. and L.H. Friend,
              Weinress & Frankson, Inc.(16)
 10.31       --Common Stock Purchase Warrant, dated as of September
              21, 1993, between United Gaming, Inc. and Donaldson,
              Lufkin & Jenrette Securities Corporation.(16)
 10.32       --Consulting Agreement, dated as of November 8, 1993,
              between David A. Scheinman and United Gaming, Inc.(16)
 10.33       --Letter Agreement, dated as of March 3, 1994, by and
              among United Native American Gaming, Inc., USA Gaming
              of Native America, Inc., USA Gaming, Inc. and
              others.(17)
 10.34       --Letter Agreement, dated as of February 25, 1994,
              among United Gaming, Inc., The Rainbow Casino
              Corporation, John A. Barrett, Jr. and Leigh
              Seippel.(18)
 10.35       --Letter Agreement, dated as of June 29, 1994, among
              United Gaming, Inc., The Rainbow Casino Corporation,
              John A. Barrett, Jr. and Leigh Seippel, consented to
              by HFS Gaming Corporation.(19)
 10.36       --Letter Agreement, dated as of July 16, 1994, among
              United Gaming, Inc., The Rainbow Casino Corporation,
              John A. Barrett, Jr. and Leigh Seippel, consented to
              by HFS Gaming Corporation.(19)
 10.37       --Second Amendment to Casino Financing Agreement, dated
              as of August 11, 1994, among United Gaming, Inc.,
              United Gaming Rainbow, Inc., Rainbow Casino-Vicksburg
              Partnership, L.P., The Rainbow Casino Corporation,
              John A. Barrett, Jr., Leigh Seippel and HFS Gaming
              Corporation.(19)
 10.38       --Partnership Agreement of Rainbow Casino-Vicksburg
              Partnership, L.P., dated as of July 8, 1994.(19)
 10.39       --Second Amended and Restated Agreement of Limited
              Partnership, dated March 29, 1995, between United
              Gaming Rainbow and RCC.(23)

 EXHIBIT NO.                       DESCRIPTION                         PAGE NO.
 -----------                       -----------                         --------
 10.40       --Promissory Note, dated as of July 16, 1994, from
              United Gaming Rainbow, Inc. to The Rainbow Casino
              Corporation.(19)
 10.41       --Pledge Agreement, dated as of July 16, 1994, from
              United Gaming Rainbow, Inc. to The Rainbow Casino
              Corporation.(19)
 10.42       --Promissory Note, dated as of July 16, 1994, from John
              A. Barrett, Jr. and Leigh Seippel to United Gaming,
              Inc.(19)
 10.43       --Escrow Agreement, dated as of August 11, 1994, among
              United Gaming Rainbow, Inc., The Rainbow Casino
              Corporation, John A. Barrett, Jr., Leigh Seippel and
              Butler, Snow, O'Mara, Stevens & Cannada, together with
              Agreement dated February 7, 1994, as amended July 11,
              1994 between Rainbow Casino-Vicksburg Partnership,
              L.P. and the City of Vicksburg, Mississippi.(19)
 10.44       --Employment Agreement between United Gaming, Inc. and
              Johnann McIlwain.(20)
 10.45       --Settlement Agreement, dated December 4, 1994, by and
              among Alliance, United Gaming of Iowa, Inc., GDREC and
              Joseph and Paula Zwack.(16)
 10.46       --Employment Agreement, dated August 15, 1994, between
              Alliance and Steve Greathouse.(22)
 10.47       --Warrant Agreement, dated August 15, 1994, between
              Alliance and Steven Greathouse.(22)
 10.48       --Agreement, dated September 1, 1994, between Alliance
              and Craig Fields.(22)
 10.49       --Warrant Agreement, dated September 1, 1994, between
              Alliance and Craig Fields.(22)
 10.50       --Agreement, dated March 20, 1995, between Alliance and
              Joel Kirschbaum.(22)
 10.51       --Letter Agreement, dated March 29, 1995, among United
              Gaming Rainbow, RCC, Leigh Seippel, John A. Barrett,
              Jr. and Butler, Snow, O'Mara, Stevens & Cannada.(23)
 10.52       --Class A Note Payable, dated March 29, 1995, issued by
              RCVP to United Gaming Rainbow.(23)
 10.53       --Class B Note Payable, dated March 29, 1995, issued by
              RCVP to United Gaming Rainbow.(23)
 10.54       --Class B Note Payable, dated March 29, 1995, issued by
              RCVP to National Gaming Mississippi, Inc.(23)
 10.55       --Release, dated March 29, 1995, by United Gaming
              Rainbow and Alliance and their affiliates of RCC,
              Rainbow Development Corporation, John A. Barrett, Jr.
              and Leigh Seippel and their affiliates (other than
              RCVP).(23)
 10.56       --Release, dated March 29, 1995, by RCC, Rainbow
              Development Corporation, John A. Barrett, Jr. and
              Leigh Seippel and their affiliates (other than RCVP)
              of United Gaming Rainbow and Alliance and their
              affiliates.(23)
 12.1        --Bally Gaming International, Inc. Computation of Ratio
              of Earnings to Fixed Charges.
 12.2        --Alliance Gaming Corporation Computation of Ratio of
              Earnings to Fixed Charges.
 23.1        --Consent of Schreck, Jones, Bernhard, Woloson &
              Godfrey (included in Exhibit 5).
 23.2        --Consent of Milbank, Tweed, Hadley & McCloy (included
              in Exhibit 8).
 23.3        --Consent of KPMG Peat Marwick LLP.
 23.4        --Consent of Coopers & Lybrand L.L.P.
 24          --Power of Attorney (included on signature page).
 99.1        --Consent of Nominee.
 99.2        --Letter of Transmittal.
 99.3        --Form of BGII Proxy Card.
 99.4        --Form of Alliance Proxy Card.

--------
 (1) Incorporated by reference to the Registrant's Form 8-K dated April 9, 1990 as amended.
 (2) Incorporated by reference to the Registrant's Form 10-K for the year ended June 30, 1989.

 (3) Incorporated by reference to the Registrant's Form 10-K for the year ended June 30, 1990.
 (4) Incorporated by reference to the Registrant's Form 10-Q for the quarter ended September 30, 1990.
 (5) Incorporated by reference to the Registrant's Form 10-K for the year ended June 30, 1991.
 (6) Incorporated by reference to the Registrant's Form 8-K dated March 31,
     1992.
 (7) Incorporated by reference to the Registrant's Form 8-K dated June 25,
     1993.
 (8) Incorporated by reference to the Registrant's Form 8-K dated September 21, 1993.
 (9) Incorporated by reference to the Registrant's Form 10-Q dated September 30, 1993.
(10) Incorporated by reference to the Registrant's Form S-8 Reg. Nos. 33-45811 and 33-75308.
(11) Incorporated by reference to the Registrant's Form S-8 Reg. No. 2-98777.
(12) Incorporated by reference to the Registrant's Form 8-K dated October 29, 1993.
(13) Incorporated by reference to the Registrant's Form 10-Q for the quarter ended March 31, 1993.
(14) Incorporated by reference to the Registrant's Form 8-K dated November 5, 1993.
(15) Incorporated by reference to the Registrant's Form 8-K dated December 10, 1993.
(16) Incorporated by reference to the Registrant's Form S-2 Reg. No. 33-72990 and subsequent amendments thereto.
(17) Incorporated by reference to the Registrant's Form 8-K dated March 7,
     1994.
(18) Incorporated by reference to the Registrant's Form 8-K dated March 15,
     1994.
(19) Incorporated by reference to the Registrant's Form 8-K dated August 11,
     1994.
(20) Incorporated by reference to the Registrant's Form 10-K for the year ended June 30, 1994.
(21) Incorporated by reference to the Registrant's Form 10-Q for the quarter ended September 30, 1994.
(22) Incorporated by reference to the Registrant's Form S-3 Reg. No. 33-58233.
(23) Incorporated by reference to the Registrant's Form 8-K dated March 29,
     1995.